As filed with the Securities and Exchange Commission on March 25, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Reinvent Technology Partners Z*

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands*	6770	98-1548118
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

215 Park Avenue, Floor 11

New York, New York 10003

Telephone: (212) 457-1272

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Maples Fiduciary Services (Delaware) Inc.

4001 Kennett Pike, Suite 302

Wilmington, Delaware 19807

Telephone: (302) 338-9130

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

H. Rodgin Cohen, Esq. Jared M. Fishman, Esq. Marion Leydier, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Tad J. Freese, Esq. Chad G. Rolston, Esq. Miles P. Jennings, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share security	Proposed maximum aggregate offering price	Amount of registration fee
Common stock(2)(3)	23,000,000	$10.22(4)	$234,945,000.00(4)	$25,632.50
Redeemable warrants(2)(5)	4,600,000	$1.90(6)	$8,740,000.00(6)	$953.53
Common stock(2)(7)	940,631,122	$0.0000033(8)	$3,135.44(8)	$0.34
Total			$243,688,135.44	$26,586.38

(1)

Immediately prior to the consummation of the Mergers described in the proxy statement/prospectus forming part of this registration statement (the “proxy statement/prospectus”), Reinvent Technology Partners Z, a Cayman Islands exempted company (“RTPZ”), intends to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which RTPZ’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by RTPZ (after the Domestication), the continuing entity following the Domestication, which will be renamed “Hippo Holdings Inc.” (“Hippo Holdings”), as further described in the proxy statement/prospectus. As used herein, “Hippo Holdings” refers to RTPZ after the Domestication, including after such change of name.

(2)

Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)

The number of shares of common stock of Hippo Holdings being registered represents the number of Class A ordinary shares of RTPZ that were registered pursuant to the Registration Statement on Form S-1 (333-249799) (the “IPO Registration Statement”) and offered by RTPZ in its initial public offering (the “RTPZ public shares”). The RTPZ public shares automatically will be converted by operation of law into shares of common stock of Hippo Holdings in the Domestication (“Hippo Holdings public shares”).

(4)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of RTPZ (the company to which Hippo Holdings will succeed following the Domestication) on the NYSE on March 23, 2021 ($10.22 per Class A ordinary share) (such date being within five business days of the date that this registration statement was first filed with the SEC). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(5)

The number of redeemable warrants to acquire shares of common stock of Hippo Holdings being registered represents the number of redeemable warrants to acquire Class A ordinary shares of RTPZ that were registered pursuant to the initial public offering registration statements referenced in note (2) above and offered by RTPZ in its initial public offering (the “public warrants”). The public warrants automatically will be converted by operation of law into redeemable warrants to acquire shares of common stock of Hippo Holdings in the Domestication (“Hippo Holdings public warrants”).

(6)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the warrants of RTPZ (the company to which Hippo will succeed following the Domestication) on the NYSE on March 23, 2021 ($1.90 per warrant) (such date being within five business days of the date that this registration statement was first filed with the SEC). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(7)

The number of shares of common stock of Hippo Holdings being registered represents the sum of (a) 552,200,000 shares of Hippo Holdings common stock to be issued in connection with the Mergers described herein and (b) the product of (i) 55,959,420 shares of Hippo common stock reserved for issuance upon the exercise of options to purchase Hippo common stock outstanding as of March 2, 2021 and that may be issued after such date pursuant to the terms of the Merger Agreement described herein, which will convert into options to purchase shares of Hippo Holdings common stock in accordance with the terms of the Merger Agreement described herein and (ii) an exchange ratio of 6.9413 shares of Hippo Holdings common stock for each share of Hippo common stock.

(8)

Estimated solely for purposes of calculating the registration fee, based upon one-third of the par value per share of the common stock of Hippo to be exchanged in the Business Combination as of immediately prior to the Business Combination because there is no market for Hippo common stock and Hippo has an accumulated capital deficit. This calculation is in accordance with Rule 457(f)(2) of the Securities Act.

*

Prior to the consummation of the Mergers described herein, the Registrant intends to effect a deregistration under section 206 of the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Reinvent Technology Partners Z (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “Hippo Holdings Inc.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/ prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 25, 2021

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF

REINVENT TECHNOLOGY PARTNERS Z

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR

[        ] SHARES OF COMMON STOCK AND

[        ] REDEEMABLE WARRANTS

OF

REINVENT TECHNOLOGY PARTNERS Z

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN

THE STATE OF DELAWARE),

THE CONTINUING ENTITY FOLLOWING THE DOMESTICATION,

WHICH WILL BE RENAMED “HIPPO HOLDINGS INC.”

IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN

The board of directors of Reinvent Technology Partners Z, a Cayman Islands exempted company (“RTPZ” and, after the Domestication as described below, “Hippo Holdings”), has unanimously approved (1) the domestication of RTPZ as a Delaware corporation (the “Domestication”); (2) the merger of RTPZ Merger Sub Inc. (“Merger Sub”), a Delaware corporation and subsidiary of RTPZ, with and into Hippo Enterprises Inc. (“Hippo”), a Delaware corporation (the “First Merger”), with Hippo surviving the Merger as a wholly owned subsidiary of Hippo Holdings, and, immediately following the First Merger, the merger of Hippo (as the surviving corporation of the First Merger) with and into Hippo Holdings, with Hippo Holdings surviving (the “Second Merger” and, together with the First Merger, the “Mergers”), in each case pursuant to the terms of the Agreement and Plan of Merger, dated as of March 3, 2021, by and among RTPZ, Merger Sub and Hippo, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto. In connection with the Business Combination, RTPZ will change its name to “Hippo Holdings Inc.”

As a result of and upon the effective time of the Domestication, among other things, (1) each then issued and outstanding share of RTPZ Class A ordinary shares, par value $0.0001 per share, of RTPZ (the “RTPZ Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Hippo Holdings (the “Hippo Holdings common stock”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of RTPZ (the “RTPZ Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock (which shares are not being registered pursuant to this proxy statement/prospectus), (3) each then issued and outstanding warrant of RTPZ (the “RTPZ warrants”) will convert automatically into a warrant to acquire one share of Hippo Holdings common stock (the “Hippo Holdings warrants”) pursuant to the Warrant Agreement, dated as of November 18, 2020 (the “Warrant Agreement”), between RTPZ and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, and (4) each then issued and outstanding unit of RTPZ (the “RTPZ units”) will separate automatically into one share of Hippo Holdings common stock, on a one-for-one basis, and one-fifth of one Hippo Holdings warrant. Accordingly, this proxy statement/prospectus covers (1) [        ] shares of Hippo Holdings common stock to be issued in the Domestication and (2) [    ] Hippo Holdings warrants to be issued in the Domestication.

Immediately prior to the Effective Time, (i) each share of Hippo preferred stock will be converted into shares of Hippo common stock at the then-effective conversion rate as calculated pursuant to the terms of the Hippo Amended and Restated Certificate of Incorporation , (ii) the Hippo warrants will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms, and (iii) the Hippo notes will be automatically converted into shares of Hippo common stock in accordance with their respective terms. Subsequently, at the Effective Time, among other things, all outstanding shares of Hippo common stock as of immediately prior to the Effective Time, and, together with shares of Hippo common stock reserved in respect of Hippo options outstanding as of immediately prior to the Effective Time that will be converted into options based on Hippo Holdings common stock, will be cancelled in exchange for the right to receive, or the reservation of an aggregate of 552,200,000 shares of Hippo Holdings common stock (at a deemed value of $10.00 per share), which, in the case of Hippo options, will be shares underlying options based on Hippo Holding common stock, representing a pre-transaction equity value of Hippo of $5.522 billion (such total number of shares of Hippo Holdings common stock, the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of the Hippo options is calculated assuming that all Hippo Holdings options are net-settled (although Hippo Holdings options may by their terms be cash-settled, resulting in additional dilution and, therefore, a reduced Exchange Ratio).

All Hippo options outstanding as of immediately prior to the Mergers will be converted into options to purchase shares of Hippo Holdings common stock (“Hippo Holdings Options”). Accordingly, this proxy statement/prospectus also relates to the resale of [                ] shares of Hippo Holdings common stock acquired pursuant to the exercise of the Hippo Holdings options following the Mergers (the “Resale Shares”). The holders of the Resale Shares may from time to time sell, transfer or otherwise dispose of any or all of their Resale Shares in a number of different ways and at varying prices, and we will not receive any proceeds from such transactions. See “BCA Proposal — Consideration — Treatment of Hippo Options.”

It is anticipated that, following the Business Combination, (1) existing stockholders of Hippo will own 86.7% of outstanding Hippo Holdings common stock, (2) the Hippo PIPE Investors will own 1.6% of outstanding Hippo Holdings common stock, (3) the Third Party PIPE Investors will own 7.1% of outstanding Hippo Holdings common stock, (4) existing public shareholders of RTPZ (Class A ordinary shares) will own 3.6 % of outstanding Hippo Holdings common stock and (5) the Sponsor and the current independent directors of RTPZ, as holders of the RTPZ Class B ordinary shares, will collectively own 0.9% of outstanding Hippo Holdings common stock. These percentages assume (i) that no public shareholders of RTPZ exercise their redemption rights in connection with the Mergers, (ii) the vesting and exercise (on a net share basis) of all Hippo Holdings options for shares of Hippo Holdings common stock, (iii) that Hippo Holdings issues 55,000,000 shares of Hippo Holdings common stock to the PIPE Investors in connection with the PIPE Investment, and (iv) that, pursuant to the Merger Agreement, Hippo Holdings will redeem an aggregate of 10,000,000 shares of Hippo Holdings common stock from certain stockholders of Hippo immediately following the Business Combination.

The Third Party PIPE Investors have agreed to purchase 44,100,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $441,000,000 of gross proceeds. Reinvent Capital Fund has agreed to purchase 1,000,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $10,000,000 of gross proceeds. The Hippo PIPE Investors have agreed to purchase 9,900,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $99,000,000 of gross proceeds. If the actual facts are different from these assumptions, the percentage ownership retained by RTPZ’s existing shareholders in the combined company will be different.

The RTPZ units, RTPZ Class A ordinary shares and RTPZ warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “RTPZ.U,” “RTPZ” and “RTPZ WS,” respectively. RTPZ will apply for listing, to be effective at the time of the Business Combination, of Hippo Holdings common stock and Hippo Holdings warrants on the NYSE under the proposed symbols “HIPO” and “HIPO.WS”, respectively. It is a condition of the consummation of the Business Combination described above that RTPZ receives confirmation from the NYSE that the securities have been conditionally approved for listing on the NYSE, but there can be no assurance such listing conditions will be met or that RTPZ will obtain such confirmation from the NYSE. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination described above will not be consummated unless the NYSE condition set forth in the Merger Agreement is waived by the applicable parties.

This proxy statement/prospectus provides shareholders of RTPZ with detailed information about the proposed business combination and other matters to be considered at the extraordinary general meeting of RTPZ. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 25 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                 , 2021, and is first being

mailed to RTPZ’s shareholders on or about                , 2021.

REINVENT TECHNOLOGY PARTNERS Z

A Cayman Islands Exempted Company

(Company Number 366701)

215 Park Avenue, Floor 11

New York, New York 10003

Dear Reinvent Technology Partners Z Shareholders and Public Warrant Holders:

You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) and/or the extraordinary general meeting of public warrant holders (the “Warrant Holders Meeting”) of Reinvent Technology Partners Z, a Cayman Islands exempted company (“RTPZ” and, after the Domestication, as described below, “Hippo Holdings”), to be held at [            ] Eastern Time and [            ] Eastern Time, respectively, on [            ], 2021, at the offices of Sullivan & Cromwell LLP located at 125 Broad Street, New York, New York 10004 and virtually via live webcast at [             ], or at such other time, on such other date and at such other place to which the meeting may be adjourned. You will be permitted to attend the extraordinary general meeting and/or the Warrant Holders Meeting in person at the offices of Sullivan & Cromwell LLP only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. Based on current guidance, we do not anticipate being able to accommodate shareholders who wish to attend in person, and we strongly urge you to attend the extraordinary general meeting and/or the Warrant Holders Meeting virtually.

Only shareholders who held ordinary shares of RTPZ at the close of business on [            ], 2021 (the “Record Date”) will be entitled to vote at the extraordinary general meeting and at any adjournments and postponements thereof. Only warrant holders who held public warrants of RTPZ (the “Public Warrants,” and such holders, the “Public Warrant Holders”) at the close of business on [            ], 2021 will be entitled to vote at the Warrant Holders Meeting and at any adjournments and postponements thereof.

At the extraordinary general meeting, RTPZ shareholders will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 3, 2021 (as the same may be amended, the “Merger Agreement”), by and among RTPZ, RTPZ Merger Sub Inc. (“Merger Sub”) and Hippo Enterprises Inc. (“Hippo”), a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides that, among other things, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus, (a) Merger Sub will merge with and into Hippo, the separate corporate existence of Merger Sub will cease and Hippo will be the surviving corporation and a wholly owned subsidiary of RTPZ (the “First Merger”), and (b) immediately following the First Merger, Hippo (as the surviving corporation of the First Merger) will merge with and into RTPZ, the separate corporate existence of Hippo will cease and Hippo Holdings will be the surviving corporation (the “Second Merger” and, together with the First Merger, the “Mergers”).

As a condition to the consummation of the Mergers, the board of directors of RTPZ has unanimously approved a change of RTPZ’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Mergers, the “Business Combination”). As described in this proxy statement/prospectus, you will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication Proposal”). In connection with the consummation of the Business Combination, RTPZ will change its name to “Hippo Holdings Inc.”

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of RTPZ (the “RTPZ Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Hippo Holdings (the “Hippo Holdings common stock”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of RTPZ (the “RTPZ Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock, (3) each then issued and outstanding warrant of RTPZ (the “RTPZ warrants”) will convert automatically into a warrant to acquire one share of Hippo Holdings common stock (the “Hippo Holdings warrants”) pursuant to the Warrant Agreement, dated as of November 18, 2020 (the “Warrant Agreement”), between RTPZ and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, and (4) each then issued and outstanding unit of RTPZ (the “RTPZ units”) will separate automatically into one share of Hippo Holdings common stock, on a one-for-one basis, and one-fifth of one Hippo Holdings warrant. As used herein, “public shares” shall mean the RTPZ Class A ordinary shares (including those that underlie the RTPZ units) that were registered pursuant to the Registration Statements on Form S-1 (333-249799) and the shares of Hippo Holdings common stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication. For further details, see “Domestication Proposal.”

In addition to the BCA Proposal and the Domestication Proposal, you will also be asked to consider and vote upon (1) four separate proposals to approve material differences between RTPZ’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed certificate of incorporation and bylaws of Hippo Holdings (collectively, the “Organizational Documents Proposals”), (2) a proposal to approve for purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of Hippo Holdings common stock to (a) the PIPE Investors, including Reinvent Capital Fund LP, an affiliate of RTPZ (“Reinvent Capital Fund”) and the Hippo PIPE Investors, pursuant to the PIPE Investment and (b) the Hippo stockholders pursuant to the Merger Agreement (the “Share Issuance Proposal”), (3) a proposal to approve and adopt the Hippo Holdings Inc. 2021 Incentive Award Plan (the “Incentive Award Plan Proposal”), (4) a proposal to approve and adopt the Hippo Holdings Inc. 2021 Employee Stock Purchase Plan (the “ESPP Proposal”) and (5) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”). In addition, RTPZ Class B ordinary shareholders will be asked to vote on a proposal to elect 8 directors who, upon consummation of the Business Combination, will be the directors of Hippo Holdings (the “Director Election Proposal”). The Business Combination will be consummated only if the BCA Proposal (as defined below), the Domestication Proposal, the Organizational Documents Proposals, the Share Issuance Proposal, the Incentive Award Plan Proposal, ESPP Proposal and the Director Election Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

At the Warrant Holders Meeting, Public Warrant Holders will be asked to vote on the following proposals, as more fully described in this proxy statement/prospectus: (i) a proposal to amend the Warrant Agreement such that the exercise period for the warrants will commence 30 days after the first date on which RTPZ completes the Business Combination (such amendment, the “Warrant Amendment” and such proposal, the “Warrant Amendment Proposal”) and (ii) a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal (the “Warrant Holders Adjournment Proposal,” and together with the Warrant Amendment Proposal, the “Warrant Holder Proposals”). The Warrant Amendment Proposal is conditioned on the approval of the Condition Precedent Proposals. However, approval of the Warrant Amendment is not a condition to the consummation of the Business Combination. Accordingly, the Business Combination can be completed even if the Warrant Amendment Proposal is not approved. The Warrant Holders Adjournment Proposal is not conditioned on the approval of any other proposal.

Immediately prior to the Effective Time, (i) each share of Hippo preferred stock will be converted into shares of Hippo common stock at the then-effective conversion rate as calculated pursuant to the terms of the Hippo Amended and Restated Certificate of Incorporation , (ii) the Hippo warrants will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms, and (iii) the Hippo notes will be automatically converted into shares of Hippo common stock in accordance with their respective terms. Subsequently, at the Effective Time, among other things, all outstanding shares of Hippo common stock as of immediately prior to the Effective Time, and, together with shares of Hippo common stock reserved in respect of Hippo options outstanding as of immediately prior to the Effective Time that will be converted into options based on Hippo Holdings common stock, will be cancelled in exchange for the right to receive, or the reservation of an aggregate of 552,200,000 shares of Hippo Holdings common stock (at a deemed value of $10.00 per share), which, in the case of Hippo options, will be shares underlying options based on Hippo Holding common stock, representing a pre-transaction equity value of Hippo of $5.522 billion. The portion of the Aggregate Merger Consideration reflecting the conversion of the Hippo options is calculated assuming that all Hippo Holdings options are net-settled (although Hippo Holdings options may by their terms be cash-settled, resulting in additional dilution and, therefore, a reduced Exchange Ratio).

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the date of the Closing of the Business Combination (the “Closing Date”), including (i) the Sponsor Support Agreement, (ii) the Hippo Support Agreement, (iii) the Sponsor Agreement, (iv) the Lock-Up Agreements, (v) the Registration Rights Agreement and (vi) the PIPE Subscription Agreements. For additional information, see “BCA Proposal — Related Agreements” in this proxy statement/prospectus.

Pursuant to the Cayman Constitutional Documents, a holder (a “public shareholder”) of public shares, which excludes shares held by the Sponsor and the independent directors of RTPZ, may request that RTPZ redeem all or a portion of such shareholder’s public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem their public shares even if they vote “for” the BCA Proposal or any other Condition Precedent Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, RTPZ’s transfer agent, Hippo Holdings will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [            ], 2021, this would have amounted to approximately $[            ] per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of Hippo Holdings common stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of RTPZ — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director and officer of RTPZ have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any RTPZ ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of March 3, 2021, a copy of which is attached as Annex F to this proxy statement/prospectus (the “Sponsor Support Agreement”). The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and RTPZ’s independent directors collectively own [    ]% of the issued and outstanding RTPZ ordinary shares.

The Merger Agreement provides that the obligations of Hippo to consummate the Mergers are conditioned on, among other things, that as of the Closing, the amount of cash available in (x) the trust account, after deducting (i) the amount required to satisfy RTPZ’s obligations to its shareholders (if any) that exercise their rights to redeem their RTPZ Class A ordinary shares pursuant to the Cayman Constitutional Documents, (ii) any deferred underwriting commissions being held in the Trust Account and (iii) any unpaid transaction expenses of RTPZ or its affiliates (to the extent owed by RTPZ) (but prior to payment of any other transaction expenses) plus (y) the gross proceeds of the PIPE Investment, is at least equal to $450,000,000 (the “Minimum Cash Condition”). This condition is for the sole benefit of Hippo. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will RTPZ redeem public shares in an amount that would cause Hippo Holdings’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

RTPZ is providing this proxy statement/prospectus and accompanying proxy cards to RTPZ’s shareholders and Public Warrant Holders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and/or Warrant Holders Meeting and at any adjournments of the extraordinary general meeting or Warrant Holders Meeting. Information about the extraordinary general meeting, Warrant Holders Meeting, the Business Combination and other related business to be considered by RTPZ’s shareholders and Public Warrant Holders at the extraordinary general meeting and/or Warrant Holders Meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting and/or Warrant Holders Meeting, all of RTPZ’s shareholders and Public Warrant Holders are urged to read this proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

After careful consideration, the board of directors of RTPZ has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to RTPZ’s shareholders in this proxy statement/prospectus. The board of directors of RTPZ has also unanimously approved the Warrant Amendment and unanimously recommends that Public Warrant Holders vote “FOR” the Warrant Amendment Proposal. When you consider the recommendation of these proposals by the board of directors of RTPZ, you should keep in mind that RTPZ’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder and/or a Public Warrant Holder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Share Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Cayman Constitutional Documents, only the holders of the RTPZ Class B ordinary shares are entitled to vote on the Director Election Proposal, which is expected to be approved by the Sponsor and RTPZ’s independent directors prior to the extraordinary general meeting.

The Warrant Amendment Proposal must be approved by the holders of at least 50% of RTPZ’s outstanding Public Warrants. The approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the Public Warrant Holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting and/or Warrant Holders Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares and/or Public Warrants are represented at the extraordinary general meeting and/or Warrant Holders Meeting. If you hold your shares or Public Warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares and/or Public Warrants are represented and voted at the extraordinary general meeting and/or Warrant Holders Meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Warrant Amendment Proposal is conditioned upon the approval of the Condition Precedent Proposals. The Condition Precedent Proposals are not conditioned upon the approval of the Warrant Amendment Proposal. Accordingly, the Business Combination can be consummated even if the Warrant Holder Amendment Proposal is not approved. The Adjournment Proposal and the Warrant Holders Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card(s) without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting and/or Warrant Holders Meeting. If you fail to return your proxy card(s) or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting and/or Warrant Holders Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and/or Warrant Holders Meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting and/or Warrant Holders Meeting. If you are a shareholder of record and/or Public Warrant Holder of record and you attend the extraordinary general meeting and/or Warrant Holders Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND DELIVER YOUR SHARES TO RTPZ’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY DELIVER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of RTPZ’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Michael Thompson

Chief Executive Officer, Chief Financial Officer and Director

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [                ], 2021 and is first being mailed to shareholders on or about [                ], 2021.

REINVENT TECHNOLOGY PARTNERS Z

A Cayman Islands Exempted Company

(Company Number 366701)

215 Park Avenue, Floor 11

New York, New York 10003

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON [                ], 2021

TO THE SHAREHOLDERS OF REINVENT TECHNOLOGY PARTNERS Z:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of Reinvent Technology Partners Z, a Cayman Islands exempted company , company number 366701 (“RTPZ”), will be held at [            ], Eastern Time, on [            ], 2021, at the offices of Sullivan & Cromwell LLP located at 125 Broad Street, New York, NY 10004 and virtually via live webcast at [            ]. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•

Proposal No. 1 — The BCA Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of March 3, 2021 (the “Merger Agreement”), by and among RTPZ, RTPZ Merger Sub Inc. (“Merger Sub”) and Hippo Enterprises Inc. (“Hippo”), a copy of which is attached to this proxy statement/prospectus statement as Annex A. The Merger Agreement provides that, among other things, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus, (a) Merger Sub will merge with and into Hippo, the separate corporate existence of Merger Sub will cease and Hippo will be the surviving corporation and a wholly owned subsidiary of RTPZ (the “First Merger”), and (b) immediately following the First Merger, Hippo (as the surviving corporation of the First Merger) will merge with and into RTPZ, the separate corporate existence of Hippo will cease and Hippo Holdings will be the surviving corporation (the “Second Merger” and, together with the First Merger, the “Mergers”) (the “BCA Proposal”);

•

Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution, the change of RTPZ’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Mergers, the “Business Combination”) (the “Domestication Proposal”);

•

Organizational Documents Proposals — to consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, the following material differences between RTPZ’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed new certificate of incorporation (“Proposed Certificate of Incorporation”) and the proposed new bylaws (“Proposed Bylaws”) of Reinvent Technology Partners Z (a corporation that will be incorporated in the State of Delaware upon the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), which will be renamed “Hippo Holdings Inc.” in connection with the Business Combination (RTPZ after the Domestication, including after such change of name, is referred to herein as “Hippo Holdings”):

(A)

Proposal No. 3 — Organizational Documents Proposal A — to authorize the change in the authorized capital stock of RTPZ from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “RTPZ Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 5,000,000 preferred shares, par value $0.0001 per share (the “RTPZ preferred shares”), to [                ] shares of common stock, par value $0.0001 per share, of Hippo Holdings (the “Hippo Holdings common stock”) and [                ] shares of preferred stock, par

value $0.0001 per share, of Hippo Holdings (the “Hippo Holdings preferred stock”) (“Organizational Documents Proposal A”);

(B)

Proposal No. 4 — Organizational Documents Proposal B — to authorize the board of directors of Hippo Holdings to issue any or all shares of Hippo Holdings preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by Hippo Holdings’ board of directors and as may be permitted by the DGCL (“Organizational Documents Proposal B”);

(C)

Proposal No. 5 — Organizational Documents Proposal C — to provide that Hippo Holdings board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal C”); and

(D)

Proposal No. 6 — Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively), including (1) changing the corporate name from “Reinvent Technology Partners Z” to “Hippo Holdings Inc.”, (2) making Hippo Holdings’ corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) electing not to be governed by Section 203 of the DGCL and, instead, be governed by a provision substantially similar to Section 203 of the DGCL, and (5) removing certain provisions related to RTPZ’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination (“Organizational Documents Proposal D”);

•

Proposal No. 7 — The Director Election Proposal — for holders of RTPZ Class B ordinary shares, to consider and vote upon a proposal to elect 8 directors who, upon consummation of the Business Combination, will be the directors of Hippo Holdings (the “Director Election Proposal”);

•

Proposal No. 8 — The Share Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of Hippo Holdings common stock to (a) the PIPE Investors, including the Sponsor Related PIPE Investors and the Hippo PIPE Investors, pursuant to the PIPE Investment and (b) the Hippo stockholders pursuant to the Merger Agreement (the “Share Issuance Proposal”);

•

Proposal No. 9 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the Hippo Holdings Inc. 2021 Incentive Award Plan attached to this proxy statement/prospectus as Annex D (the “Incentive Award Plan Proposal”);

•

Proposal No. 10 — The ESPP Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the Hippo Holdings Inc. 2021 Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex E (the “ESPP Proposal”); and

•

Proposal No. 11 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

Each of Proposals No. 1 through 10 (collectively, the “Condition Precedent Proposals”) is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on [                ], 2021 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournments of the extraordinary general meeting.

RTPZ is also holding the Warrant Holders Meeting for the Public Warrant Holders to consider and vote upon (i) a proposal to amend the Warrant Agreement, dated as of November 18, 2020 (the “Warrant Agreement”), between RTPZ and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, such that the exercise period for the warrants will commence 30 days after the first date on which RTPZ completes the Business Combination (such amendment, the “Warrant Amendment” and such proposal, the “Warrant Amendment Proposal”) and (ii) a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal (the “Warrant Holders Adjournment Proposal”). The Warrant Amendment Proposal is conditioned upon the approval of Proposals No. 1 through 10. The Warrant Holders Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

This proxy statement/prospectus and accompanying extraordinary general meeting proxy card is being provided to RTPZ’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of RTPZ’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

After careful consideration, the board of directors of RTPZ has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to RTPZ’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of RTPZ, you should keep in mind that RTPZ’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Cayman Constitutional Documents, a holder of public shares (as defined herein) (a “public shareholder”) may request of RTPZ that Hippo Holdings redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

i.

(a) hold public shares, or (b) if you hold public shares through units, elect to separate your units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares;

ii.	submit a written request to Continental, RTPZ’s transfer agent, that Hippo Holdings redeem all or a portion of your public shares for cash; and

iii.	deliver your public shares to Continental, RTPZ’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [                   ], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its certificates for public shares (if any) and any other required redemption forms to Continental, RTPZ’s transfer agent, Hippo Holdings will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [                ], 2021, this would have amounted to approximately $[                ] per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of Hippo Holdings common stock that will be redeemed promptly after consummation of the Business Combination. See “Extraordinary General Meeting of RTPZ — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Reinvent Sponsor Z LLC, a Cayman Islands limited liability company and shareholder of RTPZ (the “Sponsor”), and each director and officer of RTPZ have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of March 3, 2021, a copy of which is attached to this proxy statement/prospectus statement as Annex F (the “Sponsor Support Agreement”). The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and RTPZ’s independent directors collectively own [                ]% of the issued and outstanding ordinary shares.

The Merger Agreement provides that the obligations of Hippo to consummate the Mergers are conditioned on, among other things, that as of the Closing, the amount of cash available in (x) the trust account, after deducting (i) the amount required to satisfy our obligations to our shareholders (if any) that exercise their rights to redeem their RTPZ Class A Ordinary Shares pursuant to the Cayman Constitutional Documents, (ii) any deferred underwriting commissions being held in the Trust Account and (iii) any unpaid transaction expenses of RTPZ or its affiliates (to the extent owed by RTPZ) (but prior to payment of any other transaction expenses) (the “Trust Amount”) plus (y) the gross proceeds of the PIPE Investment, is at least equal to $450,000,000 (the “Minimum Cash Condition”). This condition is for the sole benefit of Hippo. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will RTPZ redeem public shares in an amount that would cause Hippo Holdings’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Share Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Cayman Constitutional Documents, only the holders of the RTPZ Class B ordinary shares are entitled to vote on the Director Election Proposal, which is expected to be approved by the Sponsor and RTPZ’s independent directors prior to the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your extraordinary general meeting proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your extraordinary general meeting proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling                or banks and brokers can call collect at                , or by emailing                .

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Reinvent Technology Partners Z,

, 2021

Michael Thompson

Chief Executive Officer, Chief Financial Officer and Director

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND DELIVER YOUR SHARES TO RTPZ’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. YOU MAY DELIVER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE (IF ANY) TO THE TRANSFER AGENT OR BY TENDERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

REINVENT TECHNOLOGY PARTNERS

A Cayman Islands Exempted Company

(Company Number 366701)

215 Park Avenue, Floor 11

New York, New York 10003

NOTICE OF EXTRAORDINARY GENERAL MEETING OF PUBLIC WARRANT HOLDERS

TO BE HELD ON [             ], 2021

TO THE PUBLIC WARRANT HOLDERS OF REINVENT TECHNOLOGY PARTNERS Z:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Warrant Holders Meeting”) of the holders of public warrants (such warrants, the “Public Warrants” and such holders, the “Public Warrant Holders”) of Reinvent Technology Partners Z, a Cayman Islands exempted company, company number 366701 (“RTPZ”), will be held at [                ], Eastern Time, on [            ], 2021, at the offices of Sullivan & Cromwell LLP located at 125 Broad Street, New York, NY 10004 and virtually via live webcast at [                ]. You are cordially invited to attend the Warrant Holders Meeting, which will be held for the following purposes:

•

Proposal No. 1 — The Warrant Amendment Proposal — to consider and vote upon a proposal to amend the Warrant Agreement, dated as of November 18, 2020 (the “Warrant Agreement”), between RTPZ and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, such that the exercise period for the warrants will commence 30 days after the first date on which RTPZ completes the Business Combination (such amendment, the “Warrant Amendment” and such proposal, the “Warrant Amendment Proposal”); and

•

Proposal No. 2 — The Warrant Holders Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal (the “Warrant Holders Adjournment Proposal”).

These Warrant Holder Proposals are described in this proxy statement/prospectus, which we encourage you to read in its entirety before voting.

Only Public Warrant Holders at the close of business on [            ], 2021 (the “Record Date”) are entitled to notice of and to vote and have their votes counted at the Warrant Holders Meeting and any adjournments of the Warrant Holders Meeting.

This proxy statement/prospectus and accompanying Warrant Holders Meeting proxy card is being provided to RTPZ’s Public Warrant Holders in connection with the solicitation of proxies to be voted at the Warrant Holders Meeting and at any adjournments of the Warrant Holders Meeting. Whether or not you plan to attend the Warrant Holders Meeting, all of RTPZ’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

After careful consideration, the board of directors of RTPZ unanimously approved the Warrant Holder Proposals and unanimously recommends that the Public Warrant Holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, if presented. When you consider the recommendation of these proposals by the board of directors of RTPZ, you should keep in mind that RTPZ’s directors and officers have interests in the Business Combination that may conflict with your interests as a Public Warrant Holder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Warrant Agreement, the Warrant Amendment is required to be approved by (i) at least 50% of the then outstanding Public Warrants and (ii) at least 50% of the then outstanding private placement warrants.

Prior to the date hereof, the Sponsor, as holder of 100% of the private placement warrants, has approved the Warrant Amendment. As such, the Warrant Amendment Proposal must be approved by the holders of at least 50% of RTPZ’s outstanding Public Warrants. The approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the Public Warrant Holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting. The Warrant Amendment will only become effective if the Business Combination is completed. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the Public Warrant Holders have approved the Warrant Amendment Proposal.

Your vote is very important. Whether or not you plan to attend the Warrant Holders Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your Public Warrants are represented at the Warrant Holders Meeting. If you hold your Public Warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your Public Warrants are represented and voted at the Warrant Holders Meeting. The Warrant Amendment Proposal is conditioned on the Condition Precedent Proposals further described in the proxy statement/prospectus. The Warrant Holders Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your Warrant Holders Meeting proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Warrant Holders Meeting. If you fail to return your Warrant Holders Meeting proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Warrant Holders Meeting, the effect will be, among other things, that your Public Warrants will not be voted. An abstention or broker non-vote will not count as a vote cast at the Warrant Holders Meeting. If you are a Public Warrant Holder of record and you attend the Warrant Holders Meeting and wish to vote, you may withdraw your proxy and vote at the Warrant Holders Meeting.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your Public Warrants, please contact Morrow Sodali LLC, our proxy solicitor, by calling [                ] or banks and brokers can call collect at [                ], or by emailing [                ].

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Reinvent Technology Partners Z,

                , 2021

Michael Thompson

Chief Executive Officer, Chief Financial Officer and Director

i

ENFORCEABILITY OF CIVIL LIABILITY	301
WHERE YOU CAN FIND MORE INFORMATION	302
INDEX TO FINANCIAL STATEMENTS	F-1

ANNEXES

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. RTPZ does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry and market data obtained from periodic industry publications, third-party studies and surveys, including from McKinsey & Company, William Blair & Company, Morgan Stanley Research, the Boston Consulting Group, Statista, Inc., and the Insurance Information Institute, as well as from filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this proxy statement/prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Each publication, study and report speaks as of its original publication date (and not as of the date of this proxy statement/prospectus). Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

•	“Aggregate Merger Consideration” are to 552,200,000 shares of Hippo Holdings common stock.;

•	“Business Combination” are to the Domestication together with the Mergers;

•

“Cayman Constitutional Documents” are to RTPZ’s Amended and Restated Memorandum of Association under Cayman Islands Companies Law (the “Existing Memorandum”) and RTPZ’s current Articles of Association (the “Existing Articles”), each as amended from time to time;

•	“Cayman Islands Companies Law” are to the Cayman Islands Companies Act (As Revised);

•	“Closing” are to the closing of the Business Combination;

•	“Closing Date” are to the date of the Closing;

•	“Code” is to the Internal Revenue Code of 1986, as amended;

•	“Committed PIPE Investment Amount” is to $550,000,000, in respect of shares to be purchased by the PIPE Investors pursuant to the Subscription Agreements;

•

“Company,” “we,” “us” and “our”, unless otherwise noted, are to RTPZ prior to its domestication as a corporation in the State of Delaware and to Hippo Holdings after RTPZ’s domestication as a corporation incorporated in the State of Delaware, including after its change of name to Hippo Holdings Inc.;

•	“Condition Precedent Approvals” are to approval at the extraordinary general meeting of the Condition Precedent Proposals;

•

“Condition Precedent Proposals” are to the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Share Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal, collectively;

•	“Continental” are to Continental Stock Transfer & Trust Company;

•	“DGCL” are to the General Corporation Law of the State of Delaware;

•	“Domestication” are to the domestication of Reinvent Technology Partners Z as a corporation incorporated in the State of Delaware;

•	“Effective Time” are to the effective time of the First Merger;

•	“ESPP” are to the Hippo Holdings Inc. 2021 Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex E;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•

“Exchange Ratio” are to the quotient obtained by dividing (i) the Aggregate Merger Consideration by (ii) the aggregate fully-diluted number of shares of Hippo common stock issued and outstanding immediately prior to the First Merger;

•	“First Merger” is to the merger of Merger Sub with and into Hippo, with Hippo surviving the merger as a wholly owned subsidiary of RTPZ;

•

“Founder Shares” are to the 5,750,000 RTPZ Class B ordinary shares purchased by the Sponsor in a private placement prior to the initial public offering for an aggregate purchase price of $25,000 (or approximately $0.004 per share), and the RTPZ Class A ordinary shares that will be issued upon the conversion thereof;

•	“GAAP” are to accounting principles generally accepted in the United States of America;

v

•

“Hippo” are to Hippo Enterprises Inc. and its consolidated subsidiaries and businesses, including Hippo Analytics Inc., its predecessor in interest, and Spinnaker Insurance Company, prior to the Business Combination;

•	“Hippo capital stock” are to shares of Hippo common stock and Hippo preferred stock;

•	“Hippo common stock” are to shares of Hippo common stock, par value $0.00001 per share;

•	“Hippo Holdings Inc.” or “Hippo Holdings” are to RTPZ after the Domestication and its name change from Reinvent Technology Partners Z;

•	“Hippo Holdings common stock” are to shares of Hippo Holdings common stock, par value $0.0001 per share;

•	“Hippo Holdings options” are to options to purchase shares of Hippo Holdings common stock;

•	“Hippo Note Conversion” is to the automatic conversion of the Hippo Notes into a number of shares of Hippo capital stock in accordance with their terms prior to the Effective Time;

•	“Hippo notes” are to the convertible promissory notes issued by Hippo and convertible into shares of Hippo common stock;

•	“Hippo options” are to options to purchase shares of Hippo common stock;

•	“Hippo Preferred Conversion” are to the automatic conversion of each share of Hippo preferred stock into a share of Hippo common stock immediately prior to the Effective Time;

•

“Hippo preferred stock” are to the Series A-1 preferred stock, Series A-2 preferred stock, Series B preferred stock, Series C-1 preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock of Hippo;

•

“Hippo Stockholder Approval” is to the approval of the Merger Agreement and the transactions contemplated thereby, including the Mergers, by the affirmative vote or written consent of the holders of at least (i) a majority of the outstanding shares of Hippo capital stock and (ii) a majority of the outstanding shares of Hippo preferred stock, voting as a single class;

•	“Hippo Support Agreement” are to that certain Support Agreement, dated March 3, 2021, by and among RTPZ, certain stockholders of Hippo and Hippo, as amended and modified from time to time;

•	“Hippo warrants” are to the outstanding warrants to purchase shares of Hippo capital stock;

•	“Hippo Warrant Settlement” are to the exercise or termination of the Hippo warrants prior to the Effective Time;

•	“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“Incentive Award Plan” are to the Hippo Holdings Inc. 2021 Incentive Award Plan attached to this proxy statement/prospectus as Annex D;

•	“initial public offering” are to RTPZ’s initial public offering that was consummated on November 23, 2020;

•	“IPO registration statement” are to the Registration Statement on Form S-1 (333-249799) filed by RTPZ in connection with its initial public offering, which became effective on November 18, 2020;

•	“IRS” are to the U.S. Internal Revenue Service;

•	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•

“Liquidation Date” are to November 23, 2022 (or February 23, 2023, if RTPZ has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the initial public offering but has not completed the initial business combination within such 24-month period or, if such date is extended at a duly called extraordinary general meeting, such later date);

•	“Mergers” are to the First Merger and the Second Merger;

•	“Merger Sub” means RTPZ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPZ;

•	“Minimum Cash Condition” are to the Trust Amount and the PIPE Investment Amount, in the aggregate, being equal to or greater than $450 million;

•	“NYSE” are to the New York Stock Exchange;

•	“ordinary shares” are to the RTPZ Class A ordinary shares and the RTPZ Class B ordinary shares, collectively;

•

“person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;

•	“PIPE Investment” are to the purchase of shares of Hippo Holdings common stock pursuant to the Subscription Agreements;

•	“PIPE Investment Amount” are to the aggregate gross proceeds received by RTPZ prior to or substantially concurrently with Closing for the shares purchased in the PIPE Investment;

•	“PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements;

•

“private placement warrants” are to the RTPZ private placement warrants outstanding as of the date of this proxy statement/prospectus and the warrants of Hippo Holdings issued as a matter of law upon the conversion thereof at the time of the Domestication;

•	“pro forma” are to giving pro forma effect to the Business Combination;

•	“Proposed Bylaws” are to the proposed bylaws of Hippo Holdings upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex C;

•

“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of Hippo Holdings upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex B;

•	“Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•	“public shareholders” are to holders of public shares, whether acquired in RTPZ’s initial public offering or acquired in the secondary market;

•

“public shares” are to the RTPZ Class A ordinary shares (including those that underlie the units) that were offered and sold by RTPZ in its initial public offering and registered pursuant to the IPO registration statement or the shares of Hippo Holdings common stock issued as a matter of law upon the conversion thereof at the time of the Domestication, as the context requires;

•

“public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by RTPZ in its initial public offering and registered pursuant to the IPO registration statement or the redeemable warrants of Hippo Holdings issued as a matter of law upon the conversion thereof at the time of the Domestication, as the context requires;

•	“redemption” are to each redemption of public shares for cash pursuant to the Cayman Constitutional Documents and the Proposed Organizational Documents;

•

“Registration Rights Agreement” are to the Registration Rights Agreement to be entered into at Closing, by and among Hippo Holdings, the Sponsor and the other holders of RTPZ Class B ordinary shares, certain former stockholders of Hippo, and Reinvent Capital Fund, attached to this proxy statement/prospectus as Annex J;

•	“RTPZ” are to Reinvent Technology Partners Z prior to its domestication as a corporation in the State of Delaware;

•	“RTPZ Class A ordinary shares” are to RTPZ’s Class A ordinary shares, par value $0.0001 per share;

•	“RTPZ Class B ordinary shares” are to RTPZ’s Class B ordinary shares, par value $0.0001 per share;

•

“RTPZ units” and “units” are to the units of RTPZ, each unit representing one RTPZ Class A ordinary share and one-fifth of one redeemable warrant to acquire one RTPZ Class A ordinary share, that were offered and sold by RTPZ in its initial public offering and registered pursuant to the IPO registration statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);

•	“Sarbanes Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“SEC” are to the United States Securities and Exchange Commission;

•

“Secondary Transaction” is the transaction pursuant to the Merger Agreement, whereby immediately after the effective date of the Closing, Hippo will redeem Hippo Holdings common stock from certain common stockholders worth $100.0 million at a purchase price of $10.00 per share.

•	“Second Merger” is to the merger of Hippo (as the surviving corporation of the First Merger) with and into Hippo Holdings, with Hippo Holdings surviving the merger;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Sponsor” are to Reinvent Sponsor Z LLC, a Cayman Islands limited liability company;

•

“Sponsor Agreement” are to that certain Sponsor Agreement, dated March 3, 2021, by and between RTPZ and Hippo, as amended and modified from time to time, attached to this proxy statement/prospectus as Annex I;

•	“Sponsor Shares” are to the Class B ordinary shares beneficially owned by the Sponsor as of the Domestication;

•

“Sponsor Support Agreement” are to that certain Support Agreement, dated March 3, 2021, by and among RTPZ, the Sponsor, each officer and director of RTPZ, and Hippo, as amended and modified from time to time, attached to this proxy statement/prospectus as Annex F;

•	“Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Investment will be consummated;

•	“Third-Party PIPE Investment” are to any PIPE Investment made by a Third-Party PIPE Investor;

•	“Third-Party PIPE Investment Amount” are to the aggregate gross purchase price received by RTPZ prior to or substantially concurrently with Closing for the shares in the Third-Party PIPE Investment.

•	“Third-Party PIPE Investor” are to any PIPE Investor who is not (i) Reinvent Capital Fund, (ii) the Sponsor, or (iii) a Hippo PIPE Investor;

•	“Transaction Approvals” are to approval at the extraordinary general meeting of the Transaction Proposals;

•

“Treasury Regulations” are to the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time;

•	“trust account” are to the trust account established at the consummation of RTPZ’s initial public offering at JPMorgan Chase Bank, N.A. and maintained by Continental, acting as trustee;

•	“Trust Agreement” are to the Investment Management Trust Agreement, dated November 18, 2020, by and between RTPZ and Continental, as trustee;

•

“Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting (i) the amount required to satisfy our obligations to our shareholders (if any) that exercise their rights to redeem their RTPZ Class A ordinary shares pursuant to the Cayman Constitutional Documents, (ii) any deferred underwriting commissions being held in the trust account and (iii) any unpaid transaction expenses of RTPZ or its affiliates (to the extent owed by RTPZ) (but prior to payment of any other transaction expenses);

•	“Warrant Agreement” is to the Warrant Agreement, dated as of November 18, 2020, by and between RTPZ and Continental, as warrant agent;

•	“warrants” are to the public warrants and the private placement warrants.

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to RTPZ Class A ordinary shares or warrants include such securities underlying the units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When the RTPZ discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, the RTPZ’s management.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

•	RTPZ’s ability to complete the Business Combination or, if RTPZ does not consummate such Business Combination, any other initial business combination;

•	satisfaction or waiver (if applicable) of the conditions to the Mergers, including, among other things:

•

the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of RTPZ and Hippo, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iii) the completion of the Domestication, (iv) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on NYSE of the shares of Hippo Holdings common stock to be issued in connection with the Mergers, the expiration or early termination of the waiting period or periods under the HSR Act and the receipt of insurance regulatory approvals or exemptions), (v) that RTPZ have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions;

•	the Minimum Cash Condition;

•	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the projected financial information, anticipated growth rate, and market opportunity of Hippo Holdings;

•	the ability to obtain or maintain the listing of Hippo Holdings common stock and Hippo Holdings warrants on NYSE following the Business Combination;

•	our public securities’ potential liquidity and trading;

•	our ability to raise financing in the future;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

•	RTPZ officers and directors allocating their time to other businesses and potentially having conflicts of interest with RTPZ’s business or in approving the Business Combination;

•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•	the impact of the regulatory environment and complexities with compliance related to such environment; and

x

•	factors relating to the business, operations and financial performance of Hippo and its subsidiaries, including:

•	Hippo’s future results of operations and financial positions;

•	Hippo’s ability to attract, retain, and expand its customer base;

•	Hippo’s ability to maintain and enhance its brand and reputation;

•	Hippo’s lack of operating history and ability to attain profitability;

•	Hippo’s ability to effectively manage the growth of its business;

•	the effects of seasonal trends on Hippo’s results of operation;

•	Hippo’s ability to attain greater value from each customer;

•	Hippo’s ability to compete effectively in its industry;

•	Hippo’s ability to maintain reinsurance contracts;

•	Hippo’s ability to utilize its proprietary technology;

•	Hippo’s ability to underwrite risks accurately and charge profitable rates;

•	Hippo’s ability to protect its intellectual property;

•	Hippo’s ability to expand its product offerings or improve existing ones;

•	Hippo’s ability to attract and retain personnel;

•	potential harm caused by misappropriation of Hippo’s data and compromises in cybersecurity;

•	potential harm caused by changes in internet search engines’ methodologies;

•	Hippo’s ability to raise additional capital;

•	fluctuations in Hippo’s results of operation and operating metrics;

•	Hippo’s ability to receive, process, store, use and share data, and compliance with laws and regulations related to data privacy and data security;

•	Hippo’s ability to stay in compliance with laws and regulation that currently apply, or become applicable, to Hippo’s business both in the United States and internationally;

•	Hippo’s inability to predict the lasting impacts of COVID-19 to its business in particular, and the global economy generally;

•	Hippo’s expected uses of the cash on its balance sheet upon completion of the Business Combination; and

•	other factors detailed under the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus.

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us or Hippo. There can be no assurance that future developments affecting us or Hippo will be those that RTPZ or Hippo have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond RTPZ’s control or the control of Hippo) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” beginning on page 24 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-

looking statements. RTPZ and Hippo undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any RTPZ shareholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the extraordinary general meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS AND

PUBLIC WARRANT HOLDERS OF RTPZ

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting and Warrant Holders Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to RTPZ’s shareholders and public warrant holders. RTPZ urges shareholders and public warrant holders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting and Warrant Holders Meeting, which will be held at [                ], Eastern Time and [                ], Eastern Time, respectively, on [                ], 2021, at the offices of Sullivan & Cromwell LLP located at 125 Broad Street, New York, New York 10004 and virtually via live webcast at [                ]. You will be permitted to attend the extraordinary general meeting and/or the Warrant Holders Meeting in person at the offices of Sullivan & Cromwell LLP only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. Based on current guidance, we do not anticipate being able to accommodate shareholders who wish to attend in person, and we strongly urge you to attend the extraordinary general meeting and/or the Warrant Holders Meeting virtually. To participate in the extraordinary general meeting and/or Warrant Holders Meeting, visit [                ] and enter the 12 digit control number included on your proxy card. You may register for the meetings as early as 5:00 p.m., Eastern Time, on [                ], 2021. If you hold your shares and/or public warrants through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in this proxy statement.

Q:	Why am I receiving this proxy statement/prospectus?

A:

RTPZ shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Business Combination. The Merger Agreement provides that, among other things, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus, (a) Merger Sub will merge with and into Hippo, the separate corporate existence of Merger Sub will cease and Hippo will be the surviving corporation and a wholly owned subsidiary of Hippo Holdings (the “First Merger”), and (b) immediately following the First Merger, Hippo (as the surviving corporation of the First Merger) will merge with and into Hippo Holdings, the separate corporate existence of Hippo will cease and Hippo Holdings will be the surviving corporation (the “Second Merger” and, together with the First Merger, the “Mergers”). See the section entitled “BCA Proposal” for more detail.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.

As a condition to the Mergers, at least one day prior to the Closing Date, RTPZ will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which RTPZ’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware and its name will be changed to “Hippo Holdings Inc.” As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding RTPZ Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock; (2) each of the then issued and outstanding RTPZ Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock; (3) each then issued and outstanding RTPZ warrant will convert automatically into a Hippo Holdings warrant, pursuant to the Warrant Agreement; and (4) each then issued and outstanding RTPZ unit will separate automatically into one share of Hippo Holdings common stock, on a one-for-one basis, and one-fifth of one Hippo Holdings warrant. See “Domestication Proposal” for additional information.

The provisions of the Proposed Organizational Documents will differ materially from the Cayman Constitutional Documents. Please see “What amendments will be made to the current constitutional documents of RTPZ?” below.

RTPZ’s public warrant holders are being asked to consider and vote upon the Warrant Amendment Proposal to amend the terms of the Warrant Agreement, such that the exercise period for the warrants will commence 30 days after the first date on which RTPZ completes the Business Combination (such amendment, the “Warrant Amendment” and such proposal the “Warrant Amendment Proposal”). See the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal.”

RTPZ’s public warrant holders are also being asked to consider and vote upon the Warrant Holders Adjournment Proposal to adjourn the Warrant Holders Meeting to a later date or dates, including, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal (the “Warrant Holders Adjournment Proposal” and together with the Warrant Amendment, the “Warrant Holder Proposals”). See the section entitled “Warrant Holder Proposal 2: The Warrant Holders Adjournment Proposal.”

THE VOTE OF SHAREHOLDERS AND PUBLIC WARRANT HOLDERS IS IMPORTANT. SHAREHOLDERS AND PUBLIC WARRANT HOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF RTPZ AND HIPPO, CAREFULLY AND IN ITS ENTIRETY.

Q:	What proposals are shareholders of RTPZ being asked to vote upon?

A:	At the extraordinary general meeting, RTPZ is asking holders of ordinary shares to consider and vote upon:

•	a proposal to approve by ordinary resolution and adopt the Merger Agreement (the “BCA Proposal”);

•	a proposal to approve by special resolution the Domestication (the “Domestication Proposal”);

•

the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

•

to authorize the change in the authorized capital stock of RTPZ from (i) 500,000,000 RTPZ Class A ordinary shares, 50,000,000 RTPZ Class B ordinary shares and 5,000,000 preferred shares, each par value $0.0001 per share, to (ii) [                ] shares of Hippo Holdings common stock and [                ] shares of Hippo Holdings preferred stock;

•

to authorize the board of directors of Hippo Holdings to issue any or all shares of Hippo Holdings preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Hippo Holdings’ board of directors and as may be permitted by the DGCL;

•	to divide the Hippo Holdings’ board of directors into three classes with only one class of directors being elected in each year and each class serving a three-year term; and

•

to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively), including (1) changing the corporate name from “Reinvent Technology Partners Z” to “Hippo Holdings Inc.,” (2) making Hippo Holdings’ corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) electing not to be governed by Section 203 of the DGCL and, instead, to be governed by a provision substantially similar to Section 203 of the DGCL, and (5) removing certain provisions related to RTPZ’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination;

•

for holders of RTPZ Class B ordinary shares, consider and vote upon a proposal to approve by ordinary resolution the election of 8 directors to serve staggered terms, who, upon consummation of the Business Combination, will be the directors of Hippo Holdings (the “Director Election Proposal”);

•

a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of Hippo Holdings common stock to (a) the PIPE Investors, including Reinvent Capital Fund LP (“Reinvent Capital Fund”) and the Hippo PIPE Investors, in connection with the PIPE Investment and (b) the Hippo stockholders pursuant to the Merger Agreement (the “Share Issuance Proposal”);

•	a proposal to approve by ordinary resolution Incentive Award Plan (the “Incentive Award Plan Proposal”);

•	a proposal to approve by ordinary resolution the ESPP (the “ESPP Proposal”); and

•

a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

If RTPZ’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. See “BCA Proposal,” “Domestication Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Share Issuance Proposal,” “Incentive Award Plan Proposal,” “ESPP Proposal” and “Adjournment Proposal.”

RTPZ will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of RTPZ should read it carefully.

After careful consideration, RTPZ’s board of directors has determined that the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Share Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of RTPZ and its shareholders, and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Why is RTPZ holding the Warrant Holders Meeting?

A:

RTPZ is holding the Warrant Holders Meeting to seek approval from the public warrant holders to amend the Warrant Agreement to provide that the exercise period for the warrants will commence 30 days after the first date on which RTPZ completes the Business Combination. A summary of the Warrant Amendment Proposal is set forth in the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal” of this proxy statement/prospectus and a complete copy of the Amendment to the Warrant Agreement is attached hereto as Annex H.

The board of directors of RTPZ believes it is in the best interests of RTPZ and the warrant holders that the warrants be exercisable 30 days after the completion of the Business Combination. By allowing the warrant holders to exercise the warrants 30 days after the completion of the Business Combination (as opposed to the later of 12 months from the closing of RTPZ’s initial public offering or 30 days after the completion of a business combination), RTPZ is providing the warrant holders with the opportunity to realize any upside potential earlier. If the warrants are exercised or redeemed by RTPZ pursuant to the Warrant Agreement, RTPZ would also have more certainty as to its capital structure as the warrants would no longer be outstanding. See also “Risk Factors — Risks Related to the Business Combination and RTPZ — Pursuant to the terms of the Warrant Amendment, the warrants will become exercisable, and we will have the ability to redeem the warrants (subject to certain conditions), at any time commencing on the date that is 30 days after the completion of the Business Combination.”

In addition, at the Warrant Holders Meeting, the public warrant holders will also be asked to approve a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, including, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal. This is referred to herein as the Warrant Holders Adjournment Proposal. This proposal will only be presented at the Warrant Holders Meeting if there are not sufficient votes to approve the Warrant Amendment Proposal.

Q:	What proposals are public warrant holders being asked to vote upon?

A:	At the Warrant Holders Meeting, the public warrant holders are being asked to vote on the following Warrant Holder Proposals:

•	a proposal to amend the Warrant Agreement such that the exercise period for the warrants will commence 30 days after the first date on which RTPZ completes the Business Combination; and

•

a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal.

RTPZ will hold the Warrant Holders Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Warrant Amendment and the other matters to be acted upon at the Warrant Holders Meeting. Public warrant holders of RTPZ should read it carefully.

After careful consideration, RTPZ’s board of directors has determined that the Warrant Amendment Proposal and Warrant Holders Adjournment Proposal are in the best interests of RTPZ and its public warrant holders, and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

Q:	Are the proposals conditioned on one another?

A:

Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Warrant Amendment Proposal is conditioned upon the approval of each of the Condition Precedent Proposals. The Condition Precedent Proposals are not conditioned upon the approval of the Warrant Amendment Proposal. Approval of the Warrant Amendment is not a condition to the consummation of the Business Combination. Accordingly, the Business Combination can be completed even if the Warrant Amendment Proposal is not approved. The Adjournment Proposal and the Warrant Holders Adjournment Proposal are not conditioned upon the approval of any other proposal.

Q:	Why is RTPZ proposing the Business Combination?

A:	RTPZ was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Hippo is a different kind of home protection company, built from the ground up to provide a new standard of care and protection for homeowners. Its goal is to make homes safer and better protected so customers spend less time worrying about the burdens of homeownership and more time enjoying their homes and the life within. Harnessing real-time data, smart home technology, and a growing suite of home services, Hippo has created an integrated home protection platform.

Based on its due diligence investigations of Hippo and the industry in which it operates, including the financial and other information provided by Hippo in the course of RTPZ’s due diligence investigations, the RTPZ board of directors believes that the Business Combination with Hippo is in the best interests of RTPZ and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “BCA Proposal — RTPZ’s Board of Directors’ Reasons for the Business Combination” for additional information.

Although RTPZ’s board of directors believes that the Business Combination with Hippo presents a unique business combination opportunity and is in the best interests of RTPZ and its shareholders, the board of directors did consider the following potentially material negative factors in arriving at that conclusion:

•

Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic and the Texas winter storms in February 2021, and the direct and indirect effects those events could have on the combined company’s financial condition and operations;

•

Business Plan and Projections May Not Be Achieved. The risk that Hippo may not be able to execute on the business plan, and realize the financial performance as set forth in the financial projections, in each case as presented to the management of RTPZ;

•	Limited Operating History and Historical Net Losses. The fact that Hippo has a relatively limited operating history, and has incurred net losses on an annual basis since its incorporation in 2015;

•

Redemption Risk. The potential a significant number of RTPZ stockholders could elect to redeem their public shares for cash prior to the consummation of the Business Combination, which may impair or inhibit the ability of RTPZ to consummate the Business Combination;

•	Stockholder Votes. The risk that RTPZ’s stockholders or Hippo’s stockholders may not vote to approve the Business Combination;

•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within RTPZ’s control;

•

Regulatory Approvals. The fact that regulatory and other approvals or exemptions are required in connection with the Mergers, and the risk that such regulatory approvals or exemptions will not be received in a timely manner or may impose unacceptable conditions;

•	Litigation. The potential for legal claims challenging the Business Combination;

•

Public Company and Listing Risks. The challenges associated with preparing Hippo, a private entity, for the applicable disclosure and listing requirements to which the combined company will be subject as a publicly traded company on the NYSE;

•	Benefits May Not Be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved;

•

Diversion of Hippo’s Resources.    The diversion of Hippo’s focus and resources from other strategic opportunities and operational matters while working to consummate and implement the Business Combination;

•

Liquidation of RTPZ. The risks and costs to RTPZ if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in RTPZ being unable to effect a business combination by November 23, 2022 (or February 23, 2023 if RTPZ has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination by November 23, 2022 but has not completed the initial business combination by then);

•	Growth Initiatives May Not Be Achieved. The risk that Hippo’s growth initiatives may not be fully achieved or may not be achieved within the expected time frame;

•	No Third-Party Valuation. RTPZ’s decision not to obtain a third-party valuation or fairness opinion in connection with the Business Combination;

•

Insider Participation in the Secondary Transaction. The fact that certain existing stockholders of Hippo, including members of Hippo’s senior management team, are participating in the Secondary Transaction;

•

RTPZ Stockholders Receiving a Minority Position in Hippo. The risks associated with the minority position in Hippo that RTPZ stockholders will hold following consummation of the Business Combination; and

•	Costs. Anticipated costs related to the Business Combination.

These factors are discussed in greater detail in the section entitled “BCA Proposal — RTPZ’s Board of Directors’ Reasons for the Business Combination,” as well as in the sections entitled “Risk Factors — Risks Related to Our Business.”

Q:	What will Hippo stockholders receive in return for RTPZ’s acquisition of all of the issued and outstanding equity interests of Hippo?

A:

Immediately prior to the Effective Time, (i) each share of Hippo preferred stock will be converted into shares of Hippo common stock at the then-effective conversion rate as calculated pursuant to the terms of the Hippo Amended and Restated Certificate of Incorporation , (ii) the Hippo warrants will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms, and (iii) the Hippo notes will be automatically converted into shares of Hippo common stock in accordance with their respective terms. Subsequently, at the Effective Time, among other things, all outstanding shares of Hippo common stock as of immediately prior to the Effective Time, and, together with shares of Hippo common stock reserved in respect of Hippo options outstanding as of immediately prior to the Effective Time that will be converted into options based on Hippo Holdings common stock, will be cancelled in exchange for the right to receive, or the reservation of an aggregate of 552,200,000 shares of Hippo Holdings common stock (at a deemed value of $10.00 per share), which, in the case of Hippo options, will be shares underlying options based on Hippo Holding common stock, representing a pre-transaction equity value of Hippo of $5.522 billion. The portion of the Aggregate Merger Consideration reflecting the conversion of the Hippo options is calculated assuming that all Hippo Holdings options are net-settled (although Hippo Holdings options may by their terms be cash-settled, resulting in additional dilution and, therefore, a reduced Exchange Ratio). For further details, see “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Q:	What is the value of the consideration to be received in the Mergers?

A:

The exact value of the consideration to be received by holders of equity interests of Hippo at the Closing will depend on the price of RTPZ ordinary shares as of such time and the aggregate fully diluted number of shares of Hippo common stock as of such time, and will not be known with certainty until the Closing.

For informational purposes only, assuming (i) a purchase price of $5.522 billion, (ii) aggregate fully diluted number of shares of Hippo common stock as of Closing of [                ] (and a resulting Exchange Ratio of approximately [                ]) and (iii) a market price of RTPZ ordinary shares of $[                ] per share (based on the closing price of RTPZ ordinary shares on the NYSE on [                ], 2021), if the Closing had occurred on [                ], 2021, then, giving effect to the Domestication, each share of Hippo common stock

would have been canceled and converted into the right to receive [                ] shares of Hippo Holdings common stock with an aggregate market value (based on the market price of RTPZ ordinary shares as of such date) of $ [                ].

We have provided the above calculations for informational purposes only based on the assumptions set forth above. The actual Exchange Ratio will be determined at the Closing pursuant to the formula and terms set forth in the Merger Agreement. The aggregate fully diluted number of shares of Hippo common stock as of Closing and the market price of RTPZ ordinary shares assumed for purposes of the foregoing illustration are each subject to change, and the actual values for such inputs at the time of the Closing could result in the actual Exchange Ratio and the value of the consideration to be received by holders of equity interests in Hippo being more or less than the amounts reflected above. We urge you to obtain current market quotations for RTPZ ordinary shares.

The 23,000,000 shares of Hippo Holdings common stock into which the 23,000,000 RTPZ Class A ordinary shares collectively held by RTPZ’s public shareholders will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $[                ] million based upon the closing price of $[                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The [                ] Hippo Holdings warrants into which the 4,600,000 public warrants will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $ [                ] based upon the closing price of $ [                ] per warrant on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Based on the above assumed prices, the aggregate value RTPZ public shareholders and public warrant holders will receive with the Business Combination and related transactions is $ [                ] million. The 5,750,000 shares of Hippo Holdings common stock into which the 5,750,000 Founder Shares held by the Sponsor and RTPZ’s independent directors will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted, fully vested and freely tradable, would have had an aggregate market value of $ [                ] million based upon the closing price of $ [                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 120,000 shares of Hippo Holdings common stock into which the 120,000 Founder Shares held by RTPZ’s independent directors will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $ [                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 4,400,000 Hippo Holdings warrants into which the 4,400,000 private placement warrants held by the Sponsor will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per warrant on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Reinvent Capital Fund, an affiliate of RTPZ, has subscribed for $10,000,000 of the PIPE Investment, for which it will receive 1,000,000 shares of Hippo Holdings common stock, which, if unrestricted and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Based on the current price, the aggregate value Sponsor, RTPZ’s independent directors, and Reinvent Capital Fund will receive with the Business Combination and related transactions is $[                ] million, of which $ [                ] million will be subject to a lock-up and $[                ] million will be subject to price vesting.

Q:	What equity stake will current RTPZ shareholders and Hippo stockholders hold in Hippo Holdings immediately after the consummation of the Business Combination?

A:	As of the date of this proxy statement/prospectus, there are [ ] ordinary shares issued and outstanding, which includes the [ ] Founder Shares held by the Sponsor and RTPZ’s independent directors and [ ] public shares. As of the date of this proxy statement/prospectus, there are [ ] warrants outstanding, which includes the [ ] private placement warrants held by the Sponsor and [ ] public warrants. Each whole warrant entitles the holder thereof to purchase one RTPZ Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of Hippo Holdings common stock.

It is anticipated that, following the Business Combination, (1) existing stockholders of Hippo will own 86.7% of outstanding Hippo Holdings common stock, (2) the Hippo PIPE Investors will own 1.6% of outstanding Hippo Holdings common stock, (3) the Third Party PIPE Investors will own 7.1% of outstanding Hippo Holdings common stock, (4) existing public shareholders of RTPZ (Class A ordinary shares) will own 3.6% of outstanding Hippo Holdings common stock and (5) the Sponsor and the current independent directors of RTPZ, as holders of the RTPZ Class B ordinary shares, will collectively own 0.9% of outstanding Hippo Holdings common stock. These percentages assume (i) that no public shareholders of RTPZ exercise their redemption rights in connection with the Mergers, (ii) the vesting and exercise (on a net share basis) of all Hippo Holdings options for shares of Hippo Holdings common stock, (iii) that Hippo Holdings issues 55,000,000 shares of Hippo Holdings common stock to the PIPE Investors in connection with the PIPE Investment, and (iv) that, pursuant to the Merger Agreement, Hippo Holdings will redeem an aggregate of 10,000,000 shares of Hippo Holdings common stock from certain stockholders of Hippo immediately following the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing shareholders in the combined company will be different.

The Third Party PIPE Investors have agreed to purchase 44,100,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $441 million of gross proceeds. Reinvent Capital Fund has agreed to purchase 1,000,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $10 million of gross proceeds. The Hippo PIPE Investors have agreed to purchase 9,900,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $99 million of gross proceeds. If the actual facts are different from these assumptions, the percentage ownership retained by RTPZ’s existing shareholders in the combined company will be different.

The following table illustrates varying ownership levels in Hippo Holdings immediately following the consummation of the Business Combination based on the assumptions above.

	Assuming No Redemptions (Shares)(4)	% Ownership	Assuming Maximum Redemptions (Shares)(4)	% Ownership
Hippo stockholders(1)(2)	547,798,081	86.8%	547,798,081	90.1%
PIPE Investors — Existing Hippo stockholders	9,900,000	1.6%	9,900,000	1.6%
PIPE Investors(3)(5)	45,100,000	7.1%	45,100,000	7.4%
Class A ordinary shares	23,000,000	3.6%	—	0.0%
Class B ordinary shares(5)	5,750,000	0.9%	5,750,000	0.9%

Pro Forma common stock at December, 31 2020	631,548,081		608,548,081

(1)

The number of outstanding shares in the table above assumes the issuance of approximately 56.0 million shares of Hippo common stock underlying rollover options that do not represent legally outstanding shares of Hippo common stock at Closing.

(2)

The Hippo stockholders’ shares have also been reduced by 10 million shares to account for the Secondary Transaction, whereby Hippo Holdings would buy back 10 million shares for $100.0 million from certain Hippo stockholders, that is expected to occur immediately after the Closing.

(3)	This includes $10.0 million of investment from Reinvent Capital Fund and remaining $441.0 million from Third Party PIPE investors.

(4)

The two levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statement of operations are based on the assumption that there are no adjustments for the outstanding RTPZ warrants issued in connection with its initial public offering, as such securities are not exercisable until 30 days after the Closing.

(5)

Through the Class B ordinary shares and the shares of Hippo Holdings common stock purchased by Reinvent Capital Fund in the PIPE Investment, the Sponsor and its related entities will own 1.05% assuming no redemptions, and 1.09% assuming maximum redemptions, of Hippo Holdings common stock outstanding immediately following the consummation of the Business Combination.

For further details, see “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Q:	What is the maximum number of shares that may be redeemed in order for RTPZ to satisfy the Minimum Cash Condition?

A:	Assuming the PIPE Investment is completed in full, it is expected that the Minimum Cash Condition will be satisfied even if all holders redeem in full.

Q:	How has the announcement of the Business Combination affected the trading price of the RTPZ Class A ordinary shares?

A:

On March 3, 2021, the trading date before the public announcement of the Business Combination, RTPZ’s public units, Class A ordinary shares and public warrants closed at $11.82, $11.11 and $3.40, respectively. On [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, RTPZ’s public units, Class A ordinary shares and public warrants closed at $[                ], $[                ] and $[                ], respectively.

Q:	Will the Company obtain new financing in connection with the Business Combination?

A:

Yes. The PIPE Investors have agreed to purchase in the aggregate 55,000,000 shares of Hippo Holdings common stock, for $550,000,000 of gross proceeds, in the PIPE Investment, $10,000,000 of which is expected to be funded by Reinvent Capital Fund. The PIPE Investment is contingent upon, among other things, the closing of the Business Combination. See “BCA Proposal — Related Agreements — Subscription Agreements.”

Q:	Why is RTPZ proposing the Domestication?

A:

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of RTPZ’s domicile to Delaware. Further, RTPZ’s board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. RTPZ’s board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of the Company and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal —Reasons for the Domestication.”

To effect the Domestication, RTPZ will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which RTPZ will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to the closing of the Mergers under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under the Cayman

Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Q:	What amendments will be made to the current constitutional documents of RTPZ?

A:

The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, RTPZ’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace RTPZ’s Cayman Constitutional Documents, in each case, under the Cayman Islands Companies Law, with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents in the following respects:

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Authorized Shares Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 RTPZ Class A ordinary shares, 50,000,000 RTPZ Class B ordinary shares and 5,000,000 preferred shares.	The Proposed Organizational Documents authorize [ ] shares, consisting of [ ] shares of Hippo Holdings common stock and [ ] shares of Hippo Holdings preferred stock.

	See paragraph 5 of the Existing Memorandum.	See Article Fourth of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)	The Cayman Constitutional Documents authorize the issuance of 5,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by RTPZ’s board of directors. Accordingly, RTPZ’s board of directors is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of RTPZ to carry out a conversion of RTPZ Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles).	The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the Board may determine.

	See paragraph 5 of the Existing Memorandum and Articles 3 and 17 of the Existing Articles.	See Article Fifth, subsection (B) of the Proposed Certificate of Incorporation.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Classified Board (Organizational Documents Proposal C)	The Cayman Constitutional Documents provide that RTPZ board of directors shall be composed of one class.	The Proposed Organizational Documents provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

	See Article 29 of the Existing Articles.	See Article Seventh of the Proposed Certificate of Incorporation.

Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that the name of the company is “Reinvent Technology Partners Z”	The Proposed Organizational Documents provide that the name of the corporation will be “Hippo Holdings Inc.”

	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Certificate of Incorporation.

Perpetual Existence (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that if RTPZ does not consummate a business combination (as defined in the Cayman Constitutional Documents) by November 23, 2022 (or February 23, 2023 if RTPZ has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the initial public offering but has not completed the initial business combination within such 24-month period or if such date is extended at a duly called extraordinary general meeting, such later date), RTPZ will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate RTPZ’s trust account.	The Proposed Organizational Documents do not include any provisions relating to Hippo Holdings’ ongoing existence; the default under the DGCL will make Hippo Holdings’ existence perpetual.

	See Article 49 of the Existing Articles.	Default rule under the DGCL.

Exclusive Forum (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
See Article Twelfth of the Proposed Certificate of Incorporation.

Takeovers by Interested Stockholders (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide restrictions on takeovers of RTPZ by a related shareholder following a business combination.	The Proposed Organizational Documents will have Hippo Holdings elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other similar restrictions regarding takeovers by interested stockholders.

See Article Tenth of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Cayman Constitutional Documents include various provisions related to RTPZ’s status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to RTPZ’s status as a blank check company, which no longer will apply upon consummation of the Mergers, as RTPZ will cease to be a blank check company at such time

See Article 49 of the Existing Articles.

Q:	How will the Domestication affect my ordinary shares, warrants and units?

A:

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding RTPZ Class A ordinary shares, will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock, (2) each of the then issued and outstanding RTPZ Class B ordinary shares, will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock, (3) each then issued and outstanding RTPZ warrant will convert automatically into a Hippo Holdings warrant pursuant to the Warrant Agreement and (4) each then issued and outstanding RTPZ unit will separate automatically into one share of Hippo Holdings common stock, on a one-for-one basis, and one-fifth of one Hippo Holdings warrant. See “Domestication Proposal” for additional information.

Q:	What are the U.S. federal income tax consequences of the Domestication?

A:

As discussed more fully under “U.S. Federal Income Tax Considerations,” it is intended that the Domestication will constitute a reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) will be subject to Section 367(b) of the Code and, as a result:

•

A U.S. Holder whose RTPZ Class A ordinary shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of RTPZ’s earnings in income;

•	A U.S. Holder whose RTPZ Class A ordinary shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of RTPZ stock entitled to vote and less than 10% of the total value of all classes of RTPZ stock will generally recognize gain (but not loss) on the exchange of RTPZ Class A ordinary shares for Hippo Holdings common stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its RTPZ Class A ordinary shares provided certain other requirements are satisfied; and

•

A U.S. Holder who, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of RTPZ stock entitled to vote or 10% or more of the total value of all classes of RTPZ stock will generally be required to include in income as a deemed dividend “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its RTPZ Class A ordinary shares.

RTPZ does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication. If RTPZ’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its RTPZ Class A ordinary shares.

As discussed more fully under “U.S. Federal Income Tax Considerations,” RTPZ believes that it is likely classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of RTPZ Class A ordinary shares or warrants for Hippo Holdings common stock or warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations — PFIC Considerations — QEF Election and Mark-to-Market Election” with respect to their RTPZ Class A ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Currently, there are no elections available with respect to RTPZ warrants, and the application of the PFIC rules to RTPZ warrants is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations.”

Each U.S. Holder of RTPZ Class A ordinary shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of RTPZ Class A ordinary shares and warrants for Hippo Holdings common stock and warrants pursuant to the Domestication.

Additionally, the Domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such non-U.S. Holder’s Hippo Holdings common stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”

Q:	Do I have redemption rights?

A:

If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and RTPZ’s independent directors have agreed to waive their redemption rights with respect to all of the Founder Shares in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:	How do I exercise my redemption rights?

A:	If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

i.

(a) hold public shares, or (b) if you hold public shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

ii.	submit a written request to Continental, RTPZ’s transfer agent, that Hippo Holdings redeem all or a portion of your public shares for cash; and

iii.

deliver your certificates for public shares (if any) and any other required redemption forms to Continental, RTPZ’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [                ], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, RTPZ’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, RTPZ’s transfer agent, directly and instruct them to do so.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of [                ], 2021, this would have amounted to approximately $[                ] per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of RTPZ’s creditors, if any, which could have priority over the claims of the public shareholders, regardless of whether such public shareholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote, irrespective of how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may not be withdrawn once submitted to RTPZ unless the board of directors of RTPZ determines (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). If you deliver your certificates for public shares (if any) and any other required redemption forms to Continental, RTPZ’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that RTPZ’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, RTPZ’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, RTPZ’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, RTPZ’s agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, Hippo Holdings will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the Domestication and, accordingly, it is shares of Hippo Holdings common stock that will be redeemed immediately after consummation of the Business Combination.

If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, RTPZ’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, RTPZ’s transfer agent, by 5:00 p.m., Eastern Time, on [                ], 2021 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

It is expected that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its Hippo Holdings common stock will generally be treated as selling such Hippo Holdings common stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Hippo Holdings common stock that such U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption of any shareholder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as well as the potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “U.S. Federal Income Tax Considerations.”

All holders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:

Following the closing of RTPZ’s initial public offering, a total of $230,000,000, comprised of proceeds from RTPZ’s initial public offering and the sale of the private placement warrants was placed in the trust account. As of [                ], 2021, funds in the trust account totaled $[                ] and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the trust account, except for the withdrawal of interest to fund our working capital requirements, subject to an annual limit of $165,000 and/or to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of RTPZ’s obligation to redeem 100% of the public shares if it does not complete a business combination by the Liquidation Date or with respect to any other provision relating to stockholders’ rights or pre-business combination activity, and (3) the redemption of all of the public shares if RTPZ is unable to complete a business combination by the Liquidation Date, subject to applicable law.

Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of RTPZ public shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of Hippo Holdings following the Business Combination. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public shareholders vote in favor of the BCA Proposal and exercise their redemption rights?

A:

Our public shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

The Merger Agreement provides that the obligations of Hippo to consummate the Mergers are conditioned on, among other things, the satisfaction of the Minimum Cash Condition. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. There can be no assurance that Hippo could and would waive the Minimum Cash Condition. In addition, pursuant to the Cayman Constitutional Documents, in no event will we redeem public shares in an amount that would cause Hippo Holdings’ net tangible assets (as determined in accordance with Rule 3a5 1-1 (g)(1) of the Exchange Act) to be less than $5,000,001.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by RTPZ’s shareholders of the Business Combination and related agreements and transactions, (ii) receipt of the Company Equityholder Approval (as defined in the Merger Agreement), (iii) the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part, (iv) the completion of the Domestication, (v) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on NYSE of the shares of Hippo Holdings common stock to be issued in connection with the Mergers, the expiration or early termination of the waiting period or periods under the HSR Act and the receipt of insurance regulatory approvals or exemptions), (vi) that Hippo Holdings has at least $5,000,001 of net tangible assets upon Closing and (vii) the absence of any injunctions.

In addition, the obligations of Hippo to consummate the Mergers are conditioned on, among other things, the satisfaction of the Minimum Cash Condition, and the obligations of RTPZ and Merger Sub to consummate, or cause to be consummated, the Mergers are conditioned on, among other things, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement).

For more information about conditions to the consummation of the Business Combination, see “BCA Proposal — The Merger Agreement.”

Q:	When do you expect the Business Combination to be completed?

A:

It is currently expected that the Business Combination will be consummated in mid-2021. This date depends, among other things, on the approval of the proposals to be put to RTPZ shareholders at the extraordinary general meeting. However, such meetings could be adjourned if the Adjournment Proposal is adopted at the extraordinary general meeting, and RTPZ elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Business Combination, see “BCA Proposal — The Merger Agreement.”

Q:	What happens if the Business Combination is not consummated?

A:

RTPZ will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If RTPZ is not able to complete the Business Combination with Hippo by the Liquidation Date and is not able to complete another business combination by such date, RTPZ will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q:	Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A:	Neither RTPZ’s shareholders nor RTPZ’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Q:	What do I need to do now?

A:

RTPZ urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or how the Warrant Amendment will affect you as a public warrant holder. RTPZ’s shareholders and public warrant holders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy cards, as applicable.

Q:	How do I vote?

A:

If you are a holder of record of ordinary shares and/or public warrants on the record date for the extraordinary general meeting and/or Warrant Holders Meeting, respectively, you may vote in person or virtually at the extraordinary general meeting and/or Warrant Holders Meeting, respectively, or by submitting a proxy for the extraordinary general meeting and/or Warrant Holders Meeting, respectively. You may submit your proxy by completing, signing, dating and returning the enclosed proxy cards, as applicable, in the accompanying pre-addressed postage-paid envelope. If you hold your shares or public warrants in “street name,” which means your shares or public warrants are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares and/or public warrants you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares and/or public warrants or, if you wish to virtually attend the extraordinary general meeting and/or Warrant Holders Meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q:	If my shares and/or public warrants are held in “street name,” will my broker, bank or nominee automatically vote my shares and/or public warrants for me?

A:

No. If your shares and/or public warrants are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares and/or public warrants held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and/or public warrants and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares and/or public warrants. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares and/or public warrants with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders and public warrant holders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares and/or public warrants without your instruction. Your bank, broker, or other nominee can vote your shares and/or public warrants only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and/or public warrants and you should instruct your broker to vote your shares and/or public warrants in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares or public warrants, as applicable, will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum at the extraordinary general meeting, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum at the Warrant Holders Meeting and will have (i) the same effect as a vote against the Warrant Amendment Proposal and (ii) no effect on the Warrant Holder Adjournment Proposal, if presented.

Q:	When and where will the extraordinary general meeting be held?

A:

The extraordinary general meeting will be held at [                ], Eastern Time, on [                ], 2021, at the offices of Sullivan & Cromwell LLP located at 125 Broad St, New York, NY 10004 and virtually via live webcast at [                ], or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. You will be permitted to attend the extraordinary general meeting in person at the offices of Sullivan & Cromwell LLP only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. Based on current guidance, we do not anticipate being able to accommodate shareholders who wish to attend in person, and we strongly urge you to attend the extraordinary general meeting virtually.

Q:	When and where will the Warrant Holders Meeting be held?

A:

The Warrant Holders Meeting will be held at [                ], Eastern Time, on [                ], 2021, at the offices of Sullivan & Cromwell LLP located at 125 Broad St, New York, NY 10004 and virtually via live webcast at [                ], or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. You will be permitted to attend the Warrant Holders Meeting in person at the offices of Sullivan & Cromwell LLP only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. Based on current guidance, we do not anticipate being able to accommodate shareholders who wish to attend in person, and we strongly urge you to attend the Warrant Holders Meeting virtually.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

RTPZ has fixed [                ], 2021 as the record date for the extraordinary general meeting. If you were a shareholder of RTPZ at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person virtually or is represented by proxy at the extraordinary general meeting.

Q:	Who is entitled to vote at the Warrant Holders Meeting?

A:

RTPZ has fixed [                ], 2021 as the record date for the Warrant Holders Meeting. If you were a public warrant holder of RTPZ at the close of business on the record date, you are entitled to vote on matters that come before the Warrant Holders Meeting. However, a public warrant holder may only vote his or her public warrants if he or she is present in person virtually or is represented by proxy at the Warrant Holders Meeting.

Q:	How many votes do I have?

A:

RTPZ shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were [                ] ordinary shares issued and outstanding, of which [                ] were issued and outstanding public shares. Public warrant holders are entitled to one vote at the Warrant Holders Meeting for each public warrant held of record as of the record date. As of the close of business on the record date for the Warrant Holders Meeting, there were [                ] warrants issued and outstanding, of which [                ] were issued and outstanding public warrants.

Q:	What constitutes a quorum?

A:

A quorum of RTPZ shareholders or public warrant holders, as applicable, is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. A quorum will be present at the Warrant Holders Meeting if a majority of the warrants outstanding and entitled to vote at the Warrant Holders Meeting is represented virtually or by proxy. As of the record date for the extraordinary general meeting, [ ] ordinary shares would be required to achieve a quorum. As of the record date for the Warrant Holders Meeting, [ ] warrants would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting and Warrant Holders Meeting?

A:	The following votes are required for each proposal at the extraordinary general meeting:

i.

BCA Proposal: The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

ii.

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

iii.

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

iv.

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the RTPZ Class B ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

v.

Share Issuance Proposal: The approval of the Share Issuance Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

vi.

Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

vii.

ESPP Proposal: The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

viii.

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The following votes are required for each proposal at the Warrant Holders Meeting:

i.	Warrant Amendment Proposal: The approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 50% of RTPZ’s outstanding public warrants.

ii.

Warrant Holders Adjournment Proposal: The approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the public warrant holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting.

Q:	What are the recommendations of RTPZ’s board of directors?

A:

RTPZ’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of RTPZ’s shareholders, and the Warrant Amendment Proposal and Warrant Holders Adjournment Proposal are in the best interests of RTPZ and its public warrant holders, and unanimously recommends that you vote or give instruction to vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Share Issuance Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Adjournment Proposal, “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, in each case, if presented to the extraordinary general meeting or Warrant Holders Meeting, as applicable.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	How do the Sponsor and the RTPZ directors and officers intend to vote their shares?

A:

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and RTPZ’s directors and officers have agreed to vote all of their Founder Shares and any other public shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and RTPZ’s independent directors collectively own [    ]% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Hippo or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of RTPZ’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Hippo or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (x) increase the likelihood of approving the Condition Precedent Proposals and (y) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.

Entering into any such arrangements may have a depressive effect on RTPZ’s ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. RTPZ will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	What happens if I sell my RTPZ ordinary shares and/or public warrants before the extraordinary general meeting?

A:

The record date for the extraordinary general meeting and Warrant Holders Meeting is earlier than the date of the extraordinary general meeting and Warrant Holders Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares and/or public warrants after the applicable record date, but before the extraordinary general meeting and Warrant Holders Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such extraordinary general meeting and Warrant Holders Meeting, as applicable, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:	May I change my vote after I have mailed my signed proxy card(s)?

A:

Yes. Shareholders and public warrant holders may send later-dated, signed proxy card(s) to RTPZ’s Secretary at RTPZ’s address set forth below so that such proxy card(s) are received by RTPZ’s Secretary prior to the vote at the extraordinary general meeting or Warrant Holders Meeting, as applicable (which are scheduled to take place on [                ], 2021) or virtually attend the extraordinary general meeting or Warrant Holders Meeting, as applicable, and vote. Shareholders and public warrant holders also may revoke their proxy by sending a notice of revocation to RTPZ’s Secretary, which must be received by RTPZ’s Secretary prior to the vote at the extraordinary general meeting or Warrant Holders Meeting, as applicable. However, if your shares and/or public warrants are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?

A:

If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder or warrant holder of Hippo Holdings. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder or warrant holder of RTPZ. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if time permits).

Q:	What should I do with my share certificates, warrant certificates or unit certificates?

A:

Our shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental, RTPZ’s transfer agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [                ], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

Upon the Domestication, holders of RTPZ units, Class A ordinary shares, Class B ordinary shares and warrants will receive shares of Hippo Holdings common stock and Hippo Holdings warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their units, Class A ordinary shares (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), Class B ordinary shares or warrants.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders and public warrant holders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares and/or public warrants in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares and/or public warrants. If you are a holder of record and your shares and/or public warrants are registered in more than one name, you will receive more than one proxy card for each applicable meeting. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares and/or public warrants.

Q:	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting and Warrant Holders Meeting?

A:

RTPZ will pay the cost of soliciting proxies for the extraordinary general meeting and Warrant Holders Meeting. RTPZ has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the extraordinary general meeting and Warrant Holders Meeting. RTPZ has agreed to pay Morrow a fee of $[                ], plus disbursements (to be paid with non-trust account funds). RTPZ will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of RTPZ Class A ordinary shares and public warrants for their expenses in forwarding soliciting materials to beneficial owners of RTPZ Class A ordinary shares and public warrant holders and in obtaining voting instructions from those owners. RTPZ’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the extraordinary general meeting and Warrant Holders Meeting?

A:

The preliminary voting results will be expected to be announced at the extraordinary general meeting and Warrant Holders Meeting, as applicable. RTPZ will publish final voting results of the extraordinary general meeting and Warrant Holders Meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting and Warrant Holders Meeting.

Q:	Who can help answer my questions?

A:

If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy cards, you should contact:

Morrow Sodali LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Individuals call toll-free: [                ]

Banks and Brokerage Firms, please call [                ]

Email: [                ]

You also may obtain additional information about RTPZ from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your certificates for public shares (if any) and any other required redemption forms (either physically or electronically) to Continental, RTPZ’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to [                ] p.m., Eastern Time, on [                ], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: [                ]

Email: [                ]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/ prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “BCA Proposal — The Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public shareholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.

The Parties to the Business Combination

RTPZ

RTPZ is a blank check company incorporated on October 2, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. RTPZ has neither engaged in any operations nor generated any revenue to date. Based on RTPZ’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On November 23, 2020, RTPZ consummated its initial public offering of its units, with each unit consisting of one RTPZ Class A ordinary share and one-fifth of one public warrant, which included the full exercise by the underwriters of the over-allotment option. Simultaneously with the closing of the initial public offering, RTPZ completed the private sale of 4,400,000 private placement warrants to the Sponsor at a purchase price of $1.50 per private placement warrant, generating gross proceeds to RTPZ of $6.6 million. The private placement warrants are identical to the warrants sold as part of the units in RTPZ’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees, they: (i) are not redeemable by RTPZ (except in certain redemption scenarios when the price per Class A ordinary share equals or exceeds $10.00 (as adjusted)), (ii) may be exercised on a cashless basis and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the private placement warrants, including the RTPZ Class A ordinary shares issuable upon exercise of the private placement warrants (except to certain permitted transferees), until 30 days after the completion of RTPZ’s initial business combination.

Following the closing of RTPZ’s initial public offering, a total of $230,000,000 ($10.00 per unit) of the net proceeds from the initial public offering and the sale of the private placement warrants was placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. As of [                ], 2021, funds in the trust account totaled $[                ]. These funds will remain in the trust account, except for the withdrawal of interest to fund RTPZ’s working capital requirements, subject to an annual limit of $165,000 and/or to pay taxes, if any, until the earliest of (i) the completion of a business combination (including the closing of the Business Combination), (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of RTPZ’s obligation to redeem 100% of the public shares if it does not complete a business combination by the Liquidation Date or with respect to any other provision relating to stockholders’ rights or pre-business combination activity, and (iii) the redemption of all of the public shares if RTPZ is unable to complete a business combination by the Liquidation Date, subject to applicable law.

The RTPZ units, RTPZ Class A ordinary shares and RTPZ warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “RTPZ.U,” “RTPZ” and “RTPZ WS,” respectively.

RTPZ’s principal executive office is located at 215 Park Avenue, Floor 11, New York, NY 10003. Its telephone number is (212) 457-1272. RTPZ’s corporate website address is https://www.reinventtechnologypartners.com. RTPZ’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Merger Sub

RTPZ Merger Sub Inc. (“Merger Sub”) is a Delaware corporation and a wholly owned subsidiary of RTPZ. The Merger Sub does not own any material assets or operate any business.

Hippo

Hippo is a Delaware corporation incorporated in 2015. Hippo is a different kind of home protection company, built from the ground up to provide a new standard of care and protection for homeowners. Hippo’s goal is to make homes safer and better protected so customers spend less time worrying about the burdens of homeownership and more time enjoying their homes and the life within. Harnessing real-time data, smart home technology, and a growing suite of home services, Hippo has created an integrated home protection platform.

The home insurance industry has long been defined by incumbents that Hippo believes deliver a passive, high-friction experience to policyholders. Hippo views these incumbents as constrained by outdated captive-agent distribution models, legacy technology, and strong incentives not to disrupt their businesses. Accordingly, the industry has not seen meaningful innovation in decades. Hippo believes this results in a flawed customer experience that creates a transactional, adversarial relationship—one that pits insurance companies and their “policyholders” against each other in a zero-sum game. The outcome of this misalignment is an experience that is out of touch with the needs of modern homeowners.

Modern technology provides an opportunity to transform the $105 billion U.S. home insurance industry, enabling advancements and efficiencies across the customer lifecycle. Hippo believes there is significant opportunity in this market, expected to reach nearly $140 billion by 2025, for a digital-first, customer-centric company like Hippo.

Hippo harnesses technology and data to fundamentally rebuild the home insurance experience around the customer’s needs at every stage of the relationship. Hippo facilitates an active partnership with its customers to help prevent losses, which in turn creates better results for Hippo and the customer.

•	Hippo makes policies fast and easy to buy.

•	Hippo’s policies are designed for the modern homeowner.

•	Hippo has designed a proactive, human approach to claims, enabled by technology.

Beyond a core insurance experience that is simple, intuitive, and human, Hippo focuses its resources on its true promise: better outcomes for homeowners. Hippo has created an integrated home protection platform, which offers a growing suite of proactive features designed to prevent loss and provide greater peace of mind.

•	Hippo has pioneered what it believes is the most widely adopted Smart Home program in the U.S. industry.

•	Hippo proactively helps its customers maintain and protect their homes.

Hippo’s intuitive and proactive protection is designed to reduce the likelihood of a loss, while also deepening its customer relationships, and improving loyalty and retention. Hippo’s customers rate Hippo 4.9 out of 5 stars (based on reviews collected by Hippo on its web page) and reward Hippo with a 90-day average overall Net Promoter Score of 75, according to a third party survey (vs. the insurance industry average of 35 in 2020, according to data from Statista, Inc.).

This partnership is designed to create a virtuous cycle. By helping to make homes safer, Hippo helps deliver better risk outcomes and increase customer loyalty, which improves Hippo’s customer lifetime value (“LTV”). This enables Hippo to invest in expanding its product offering, customer value proposition, and marketing programs, which should attract more customers. Growth in customers generates more data and insights to fuel further innovation in Hippo’s product experience and improved underwriting precision. This is designed to result in even safer homes and more loyal customers. Hippo believes this virtuous cycle, combined with Hippo’s significant existing scale, deep partnerships, and compelling unit economics, will propel Hippo to its goal of becoming a trusted household name synonymous with home protection.

Aligned Interest: When our Customers Win, We Win

The success of Hippo’s strategy is demonstrated in its financial and operating metrics. Over its history, Hippo has grown consistently while also reducing loss frequency and improving premium retention.

(1)

Spinnaker and North American Advantage Insurance Services LLC (“NAAIS”) are presented on a pro forma basis as of January 1, 2018. For more information please see “Recent Acquisition: Spinnaker Insurance Company.”

(2)

Frequency defined as number of claims divided by the total number of units of exposure, where a unit of exposure is defined as one policy year earned. For example, one policy in force written 24 months ago, represents 2x units of exposure. The cohorts are 12-month cohorts starting on 8/1 of each calendar year.

Hippo’s principal executive office is located at 150 Forest Avenue, Palo Alto, California 94301. Hippo’s telephone number is (650) 294-8463.

Proposals to be Put to the Shareholders of RTPZ at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of RTPZ and certain transactions contemplated by the Merger Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

BCA Proposal

As discussed in this proxy statement/prospectus, RTPZ is asking its shareholders to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of March 3, 2021, by and among RTPZ, Merger Sub and Hippo (the “Merger Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of RTPZ to Delaware as described below (including the change of RTPZ’s name to “Hippo Holdings Inc.”), (i) the merger of Merger Sub with and into Hippo (the “First Merger”), with Hippo surviving the merger as a wholly owned subsidiary of RTPZ, immediately followed by (ii) the merger of the surviving corporation of the First Merger with and into RTPZ, with RTPZ surviving the merger (the “Second Merger” and, together with the First Merger, the “Mergers”), in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “BCA Proposal — RTPZ’s Board of Directors’ Reasons for the Business Combination,” RTPZ’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for RTPZ’s initial public offering, including that the business of Hippo and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Merger Agreement, see “BCA Proposal.”

Aggregate Merger Consideration

As a result of and upon the Closing, among other things, all outstanding shares of Hippo common stock (after giving effect to the Hippo Warrant Settlement, the Hippo Preferred Conversion, and the Hippo Note Conversion, as more fully described elsewhere in this proxy statement/prospectus) as of immediately prior to the effective time of the Mergers and, together with shares of Hippo common stock reserved in respect of Hippo options outstanding as of immediately prior to the Closing that will be converted into awards based on Hippo Holdings common stock, as discussed in the following section, will be cancelled in exchange for the right to receive the Aggregate Merger Consideration. Specifically, each share of Hippo common stock and each share of Hippo preferred stock will be canceled and converted into the right to receive a number of shares of Hippo Holdings common stock equal to the Exchange Ratio. The portion of the Aggregate Merger Consideration reflecting the conversion of the Hippo options is calculated assuming that all Hippo Holdings options are net-settled (although Hippo Holdings options may by their terms be cash-settled, resulting in additional dilution). An additional 55,000,000 shares of Hippo Holdings common stock will be purchased (at a price of $10.00 per share) at the Closing by the PIPE Investors in connection with the PIPE Investment. For further details, see “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Closing Conditions

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of RTPZ and Hippo, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iii) the completion of the Domestication, (iv) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on NYSE of the shares of Hippo Holdings common stock to be issued in connection with the Mergers, the expiration or early termination of the waiting period or periods under the HSR Act and the receipt of insurance regulatory approvals or exemptions), (v) that RTPZ have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions.

In addition, the obligations of Hippo to consummate the Mergers are conditioned on, among other things, the satisfaction of the Minimum Cash Condition. Other conditions to RTPZ’s obligations to consummate the Mergers include, among others, that as of the Closing, (i) the Amended and Restated Certificate of Incorporation of Hippo shall have been duly filed with and accepted by the Delaware Secretary of State and (ii) there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement) after the date of the Merger Agreement that is continuing.

The Minimum Cash Condition is for the sole benefit of Hippo. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will RTPZ redeem public shares in an amount that would cause Hippo Holdings’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

For further details, see “BCA Proposal — The Merger Agreement.”

Domestication Proposal

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then RTPZ will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the board of directors of RTPZ has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of RTPZ’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while RTPZ is currently governed by the Cayman Islands Companies Act, upon the Domestication, Hippo Holdings will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, RTPZ encourages shareholders to carefully review the information in “Comparison of Corporate Governance and Shareholder Rights.”

As a result of and upon the effective time of the Domestication, (i) each of the then issued and outstanding RTPZ Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Hippo Holdings’ common stock; (ii) each of the then issued and outstanding RTPZ Class B common shares will convert automatically, on a one-for-one basis, into a share of Hippo Holdings’ common stock; (iii) each then issued and outstanding RTPZ warrant will convert automatically into a Hippo Holdings warrant, pursuant to the Warrant Agreement; and (iv) each RTPZ unit will separate automatically into a share of Hippo Holdings common stock, on a one-for-one basis, and one-fifth of one Hippo Holdings warrant.

For further details, see “Domestication Proposal.”

Organizational Documents Proposals

If the BCA Proposal and the Domestication Proposal are approved, RTPZ will ask its shareholders to approve by special resolution four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents, under the Cayman Islands Companies Act, with the Proposed Organizational Documents, under the DGCL. RTPZ’s board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of Hippo Holdings after the Business Combination. Approval of each of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

(A)

Organizational Documents Proposal A — to authorize the change in the authorized capital stock of RTPZ from 500,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares, and 5,000,000 preferred shares, par value $0.0001 per share, to [                ] shares of Hippo Holdings common stock and [                ] shares of preferred stock, par value $0.0001 per share, of Hippo Holdings (the “Hippo Holdings preferred stock”);

(B)

Organizational Documents Proposal B — to authorize the board of directors of Hippo Holdings to issue any or all shares of Hippo Holdings preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by Hippo Holdings’ board of directors and as may be permitted by the DGCL;

(C)

Organizational Documents Proposal C — to provide that the Hippo Holdings board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term; and

(D)

Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Organizational Documents in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively), including (1) changing the corporate name from “Reinvent Technology Partners Z” to “Hippo Holdings Inc.,” (2) making Hippo Holdings’ corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) electing not to be governed by Section 203 of the DGCL and, instead, be governed by a provision substantially similar to Section 203 of the DGCL, and (5) removing certain provisions related to RTPZ’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which RTPZ’s board of directors believes are necessary to adequately address the needs of Hippo Holdings after the Business Combination,

The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and RTPZ encourages shareholders to carefully review the information set out in the section entitled “Organizational Documents Proposals” and the full text of the Proposed Organizational Documents of Hippo Holdings.

Director Election Proposal

Assuming the BCA Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, RTPZ’s Class B ordinary shareholders are also being asked to approve by ordinary resolution the Director Election Proposal. Pursuant to the Sponsor Support Agreement, the Sponsor and RTPZ’s independent directors, as holders of 100% of the RTPZ Class B ordinary shares, agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby. Therefore, the Director Election Proposal is expected to be approved by the Sponsor and RTPZ’s independent directors prior to the extraordinary general meeting. Upon the consummation of the Business Combination, the Board will consist of (i) a director selected by RTPZ (subject to Hippo’s reasonable approval), (ii) directors designated by Hippo, as listed in the section titled “Management of Hippo Holdings Following the Business Combination,” subject to NYSE requirements and (iii) Michael Thompson as a board observer. For additional information on the proposed directors, see “Director Election Proposal.”

Share Issuance Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, RTPZ’s shareholders are also being asked to approve by ordinary resolution the Share Issuance Proposal. For additional information, see “Share Issuance Proposal.”

Incentive Award Plan Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal and the Share Issuance Proposal are approved, RTPZ’s shareholders are also being asked to approve by ordinary resolution the Incentive Award Plan, in order to comply with NYSE Listing Rule 312.03(a) and the Code. For additional information, see “Incentive Award Plan Proposal.”

ESPP Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Share Issuance Proposal and the Incentive Award Plan Proposal are approved, RTPZ’s shareholders are also being asked to approve by ordinary resolution the ESPP, in order to comply with NYSE Listing Rule 312.03(a) and the Code. For additional information, see “ESPP Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize RTPZ to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved), RTPZ’s board of directors may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see “Adjournment Proposal.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “BCA Proposal — Related Agreements.”

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, RTPZ entered into the Sponsor Support Agreement with the Sponsor, each officer and director of RTPZ, and Hippo, a copy of which is attached to this proxy statement/prospectus as Annex F.

Pursuant to the Sponsor Support Agreement, the Sponsor and each director and officer of RTPZ (representing as of the date hereof approximately [    ]% of the outstanding RTPZ ordinary shares) agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. For additional information, see “BCA Proposal — Related Agreements — Sponsor Support Agreement.”

Hippo Support Agreement

In connection with the execution of the Merger Agreement, RTPZ entered into the Hippo Support Agreement with Hippo, each officer and director of Hippo and certain stockholders of Hippo, a copy of which is attached to this proxy statement/prospectus as Annex G.

Pursuant to the Hippo Support Agreement, the Hippo stockholders party thereto agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Hippo Support Agreement. For additional information, see “BCA Proposal — Related Agreements — Sponsor Support Agreement.”

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, Hippo Holdings, the Sponsor and the other holders of RTPZ Class B ordinary shares, certain former stockholders of Hippo, including certain of Hippo’s directors and officers, and Reinvent Capital Fund, will enter into the Registration Rights Agreement, a copy of which is attached to this proxy statement/prospectus as Annex J, pursuant to which Hippo Holdings will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Hippo Holdings common stock and other equity securities of Hippo Holdings that are held by the parties thereto from time to time. For additional information, see “BCA Proposal — Related Agreements — Registration Rights Agreement.”

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, RTPZ entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 55,000,000 shares of Hippo Holdings common stock at $10.00 per share for an aggregate commitment amount of $550,000,000. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreement is conditioned upon (a) there not being in force any law, rule, regulation, injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreement, (b) all conditions precedent to the closing of the transactions contemplated by the Merger Agreement having been satisfied or waived, among other things, (c) certain representations and warranties set forth in the Subscription Agreements being true and correct as of the Closing, subject in certain cases to qualifiers based on materiality or material adverse effect, as set forth in the Subscription Agreements, and (d) the performance and satisfaction of certain covenants, agreements and conditions set forth in the Subscription Agreements. The closings under the Subscription Agreements will occur substantially concurrently with the Closing. For additional information, see “BCA Proposal — Related Agreements — PIPE Subscription Agreements.”

Sponsor Agreement

On March 3, 2021, the Sponsor entered into the Sponsor Agreement with RTPZ and Hippo, a copy of which is attached to this proxy statement/prospectus as Annex I, pursuant to which the parties thereto agreed to, among other things, (i) certain vesting terms with respect to the ordinary shares beneficially owned by the Sponsor as of the Domestication, (ii) the Sponsor lock-up described under the “Lock-up Agreements” section below, (iii) in addition to the existing exercise provisions in the Warrant Agreement, the mandatory exercise of the private placement warrants if (a) Hippo Holdings elects to redeem the public warrants and (b) the last reported sales price of Hippo Holdings common stock for any 20 trading days within a period of 30 consecutive trading days exceeds $25.00 per share, and (c) there is an effective registration statement covering the issuance of shares of Hippo Holdings common stock issuable upon exercise of the private placement warrants, and a current prospectus relating thereto, available at the time of such exercise; and (iv) certain rights of Sponsor with respect to board representation of Hippo Holdings following the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

Lock-up Agreements

The Merger Agreement contemplates that, at the Closing, Hippo Holdings will enter into Lock-Up Agreements with (i) the Company Directors and Officers (as defined in the Merger Agreement) (the “Company D&O Lock-Up Agreement”), and (ii) the Major Company Equityholders (as defined in the Merger Agreement) (the “Major Company Equityholders Lock-Up Agreement”).

The Company D&O Lock-Up Agreement contains certain restrictions on transfer with respect to shares of Hippo Holdings common stock held by the Company Directors and Officers immediately following the Closing (other than shares purchased in the public market or in the PIPE Investment) and the shares of Hippo Holdings common stock issuable to the Company Directors and Officers upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of equity awards of Hippo outstanding immediately prior to the Closing (the “D&O Lock-up Shares”). Such restrictions begin at the Closing and end in tranches of 25% of the D&O Lock-up Shares at each of (i) the date that is six months after the Closing, (ii) the one-year anniversary of the Closing, (iii) the date that is 18 months after the Closing, and (iv) the two-year anniversary of the Closing. If, after Closing, Hippo Holdings completes a transaction that results in a change of control, the D&O Lock-up Shares are released from restriction immediately prior to such change of control.

Pursuant to the Sponsor Agreement, the shares of Hippo Holdings common stock (other than shares purchased in the public market or in the PIPE Investment) held by Sponsor are subject to the same restrictions and releases as the D&O Lock-up Shares.

The Major Company Equityholders Lock-Up Agreement contains certain restrictions on transfer with respect to shares of RTPZ Common Stock held by the Major Company Equityholders immediately following the Closing (other than shares purchased in the public market or in the PIPE Investment) (the “Major Company Equityholders Lock-up Shares”). Such restrictions begin at the Closing and end in tranches of 50% of the Major Company Equityholders Lock-up Shares at each of (i) the date that is six months after the Closing and (ii) the one-year anniversary of the Closing. If, after Closing, Hippo Holdings completes a transaction that results in a change of control, the Major Company Equityholders Lock-up Shares are released from restriction immediately prior to such change of control.

Proposals to be Put to the Public Warrant Holders of RTPZ at the Warrant Holders Meeting

The following is a summary of the proposals to be put to the Warrant Holders Meeting. The Warrant Amendment Proposal is conditioned on the approval of the Condition Precedent Proposals. The Warrant Holders Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Warrant Amendment Proposal

RTPZ is proposing that its public warrant holders approve a proposal to amend the Warrant Agreement such that the exercise period for the warrants will commence 30 days after the first date on which RTPZ completes the Business Combination. A summary of the Warrant Amendment Proposal is set forth in the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal” of this proxy statement/prospectus and a complete copy of the Amendment to the Warrant Agreement is attached hereto as Annex H.

Warrant Holders Adjournment Proposal

The Warrant Holders Adjournment Proposal, if adopted, will allow the RTPZ board to adjourn the Warrant Holders Meeting to a later date or dates, including, if necessary to permit further solicitation and vote of proxies if it is determined by RTPZ that more time is necessary or appropriate to approve the Warrant Amendment

Proposal. A summary of the Warrant Holders Adjournment Proposal is set forth in the section entitled “Warrant Holder Proposal 2: The Warrant Holders Adjournment Proposal” of this proxy statement/prospectus.

Ownership of Hippo Holdings following Business Combination

As of the date of this proxy statement/prospectus, there are (i) 500,000,000 shares of RTPZ Class A Common Stock authorized, of which [                ] shares are issued and outstanding, (ii) 50,000,000 shares of RTPZ Class B Common Stock authorized, of which [                ] shares are issued and outstanding, and (iii) 5,000,000 preferred shares, par value $0.0001, authorized, of which no shares are issued and outstanding. As of the date of this proxy statement/prospectus, there are [                ] public warrants and [                ] private warrants issued and outstanding, which are not exercisable until the later of (x) November 23, 2021 and (y) thirty (30) days after the Closing. Each whole warrant entitles the holder thereof to purchase one RTPZ Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of Hippo Holdings common stock.

It is anticipated that, following the Business Combination, (1) existing stockholders of Hippo will own 86.8% of outstanding Hippo Holdings common stock, (2) the Hippo PIPE Investors will own 1.6% of outstanding Hippo Holdings common stock, (3) the Third Party PIPE Investors will own 7.1% of outstanding Hippo Holdings common stock, (4) existing public shareholders of RTPZ (Class A ordinary shares) will own 3.6% of outstanding Hippo Holdings common stock and (5) the Sponsor and the current independent directors of RTPZ, as holders of the RTPZ Class B ordinary shares, will collectively own 0.9% of outstanding Hippo Holdings common stock. These percentages assume (i) that no public shareholders of RTPZ exercise their redemption rights in connection with the Mergers, (ii) the vesting and exercise (on a net share basis) of all Hippo Holdings options for shares of Hippo Holdings common stock, (iii) that Hippo Holdings issues 55,000,000 shares of Hippo Holdings common stock to the PIPE Investors in connection with the PIPE Investment, and (iv) that, pursuant to the Merger Agreement, Hippo Holdings will redeem an aggregate of 1,000,000 shares of Hippo Holdings common stock from certain stockholders of Hippo immediately following the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing shareholders in the combined company will be different.

The Third Party PIPE Investors have agreed to purchase 44,100,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $441 million of gross proceeds. Reinvent Capital Fund has agreed to purchase 1,000,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $10 million of gross proceeds. The Hippo PIPE Investors have agreed to purchase 9,900,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $99 million of gross proceeds. If the actual facts are different from these assumptions, the percentage ownership retained by RTPZ’s existing shareholders in the combined company will be different.

The following table illustrates varying ownership levels in Hippo Holdings immediately following the consummation of the Business Combination based on the assumptions above.

	Assuming No Redemptions (Shares)(4)	% Ownership	Assuming Maximum Redemptions (Shares)(4)	% Ownership
Hippo stockholders(1)(2)	547,798,081	86.8%	547,798,081	90.1%
PIPE Investors — Existing Hippo stockholders	9,900,000	1.6%	9,900,000	1.6%
PIPE Investors(3)(5)	45,100,000	7.1%	45,100,000	7.4%
Class A ordinary shares	23,000,000	3.6%	—	0.0%
Class B ordinary shares(5)	5,750,000	0.9%	5,750,000	0.9%

Pro Forma common stock at December, 31 2020	631,548,081		608,548,081

(1)

The number of outstanding shares in the table above assumes the issuance of approximately 56.0 million shares of Hippo common stock underlying rollover options that do not represent legally outstanding shares of Hippo common stock at Closing.

(2)

The Hippo stockholders’ shares have also been reduced by 10 million shares to account for the Secondary Transaction, whereby Hippo Holdings would buy back 10 million shares for $100.0 million from certain Hippo stockholders, that is expected to occur immediately after the Closing.

(3)	This includes $10.0 million of investment from Reinvent Capital Fund and remaining $441.0 million from Third Party PIPE investors.
(4)

The two levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statement of operations are based on the assumption that there are no adjustments for the outstanding RTPZ warrants issued in connection with its IPO as such securities are not exercisable until 30 days after the Closing.

(5)

Through the Class B ordinary shares and the shares of Hippo Holdings common stock purchased by Reinvent Capital Fund in the PIPE Investment, the Sponsor and its related entities will own 1.05% assuming no redemptions, and 1.09% assuming maximum redemptions, of Hippo Holdings common stock outstanding immediately following the consummation of the Business Combination.

Date, Time and Place of Extraordinary General Meeting of RTPZ’s Shareholders

The extraordinary general meeting of the shareholders of RTPZ will be held at [                ], Eastern Time, on [                ], 2021, at the offices of Sullivan & Cromwell LLP located at 125 Broad Street, New York, New York 10004 and virtually via live webcast at [                ], to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

You will be permitted to attend the extraordinary general meeting in person at the offices of Sullivan & Cromwell LLP only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. Based on current guidance, we do not anticipate being able to accommodate shareholders who wish to attend in person, and we strongly urge you to attend the extraordinary general meeting virtually.

Date, Time and Place of the Warrant Holders Meeting

The Warrant Holders Meeting will be held at [                ], Eastern Time, on [                ], 2021, at the offices of Sullivan & Cromwell LLP located at 125 Broad Street, New York, New York 10004 and virtually via live webcast at [                ], to consider and vote upon the proposals to be put to the Warrant Holders Meeting, including if necessary, the Warrant Holders Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal has not been approved.

You will be permitted to attend the Warrant Holders Meeting in person at the offices of Sullivan & Cromwell LLP only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. Based on current guidance, we do not anticipate being able to accommodate shareholders who wish to attend in person, and we strongly urge you to attend the Warrant Holders Meeting virtually.

Voting Power; Record Date

RTPZ shareholders and public warrant holders will be entitled to vote or direct votes to be cast at the extraordinary general meeting and Warrant Holders Meeting, respectively, if they owned ordinary shares and public warrants, respectively, at the close of business on [                 ], 2021, which is the “record date” for the

extraordinary general meeting and Warrant Holders Meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. RTPZ warrants do not have voting rights in the extraordinary general meeting. As of the close of business on the record date, there were [                ] ordinary shares issued and outstanding, of which [                ] were issued and outstanding public shares. Public warrant holders will have one vote for each public warrant owned at the close of business on the record date. If you hold your public warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your public warrants are represented and voted at the Warrant Holders Meeting. As of the close of business on such record date, there were [                ] public warrants outstanding.

Quorum and Vote of RTPZ Shareholders

A quorum of RTPZ shareholders or public warrant holders, as applicable, is necessary to hold a valid meeting. A quorum will be present at the RTPZ extraordinary general meeting if a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. A quorum will be present at the Warrant Holders Meeting if a majority of the warrants outstanding and entitled to vote at the Warrant Holders Meeting is represented virtually or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. As of the record date for the extraordinary general meeting, [                ] ordinary shares would be required to achieve a quorum. As of the record date for the Warrant Holders Meeting, [                ] warrants would be required to achieve a quorum.

The Sponsor and RTPZ’s directors and officers have agreed to vote all of their Founder Shares and any public shares they may hold in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and RTPZ’s independent directors collectively own [                ]% of the issued and outstanding ordinary shares.

The proposals presented at the extraordinary general meeting require the following votes:

•

BCA Proposal: The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the RTPZ Class B ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•	Share Issuance Proposal: The approval of the Share Issuance Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•

Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•

ESPP Proposal: The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The proposals presented at the Warrant Holders Meeting require the following votes:

•	Warrant Amendment Proposal: The approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 50% of RTPZ’s outstanding public warrants.

•

Warrant Holders Adjournment Proposal: The approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the public warrant holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of RTPZ that Hippo Holdings redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•

hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•	submit a written request to Continental, RTPZ’s transfer agent, that Hippo Holdings redeem all or a portion of your public shares for cash; and

•	deliver your certificates for public shares (if any) and any other required redemption forms to Continental, RTPZ’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [                ], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, RTPZ’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its certificates for public shares (if any) and any other required redemption forms to Continental, RTPZ’s transfer agent, Hippo Holdings will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [                ], 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of Hippo Holdings common stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of RTPZ — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and all of RTPZ’s directors and officers have agreed to vote all of their Founder Shares and any public shares they may hold in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and all of RTPZ’s directors and officers have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and RTPZ’s independent directors collectively own [    ]% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither RTPZ shareholders nor RTPZ warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. RTPZ has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder or public warrant holder grants a proxy, it may still vote in person if it revokes its proxy before the extraordinary general meeting or the Warrant Holders Meeting, as applicable. A shareholder or public warrant holder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting and Warrant Holders Meeting of RTPZ — Revoking Your Proxy.”

Interests of RTPZ’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of RTPZ’s board of directors in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and RTPZ’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, those of RTPZ shareholders and warrant holders generally. The board of directors of RTPZ was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to RTPZ’s shareholders that they vote to approve the Business Combination. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Interests of Hippo’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of RTPZ’s board of directors in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that Hippo’s directors and executive officers may have interests in the Business Combination that may be different from, or in addition to, those of RTPZ shareholders and warrant holders generally. The board of directors of RTPZ was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to RTPZ’s shareholders that they vote to approve the Business Combination. See the section entitled “BCA Proposal — Interests of Hippo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Recommendation to Shareholders of RTPZ

RTPZ’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of RTPZ’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” the Share Issuance Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

RTPZ’s board of directors believes that the Warrant Amendment Proposal is in the best interest of RTPZ’s public warrant holders and unanimously recommends that its public warrant holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, if presented to the Warrant Holders Meeting.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination and (ii) that Hippo Holdings issues or, as applicable, reserves for issuance in respect of Hippo options outstanding as of immediately prior to the Closing that will be converted into options based on Hippo Holdings common stock, an aggregate of 547,798,081 shares of Hippo Holdings common stock as the Aggregate Merger Consideration pursuant to the Merger Agreement (assuming that all Hippo Holdings options are net-settled). If the actual facts are different from these assumptions, the below figures will be different.

(in millions)

Sources		Uses
Cash and investments held in Trust Account (1)	$230.0	Cash to balance sheet	$630.8
PIPE Investment (2)	550.0	Transaction expenses	49.2
		Redemption of Hippo common stock	100.0

Total Sources	$780.0	Total Uses	$780.0

(1)	Calculated as of December 31, 2020.
(2)	Shares issued in the PIPE Investment were priced at $10.00 per share.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Hippo Holdings immediately following the Domestication will be the same as those of RTPZ immediately prior to the Domestication.

The Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, RTPZ is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of Hippo issuing stock for the net assets of RTPZ, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Hippo.

Regulatory Matters

Completion of the Business Combination is subject to approval under the HSR Act and to the receipt of approvals or exemptions from insurance regulatory authorities. Each of Hippo and RTPZ have agreed to use their respective reasonable best efforts to obtain any necessary or advisable clearance, approval, consent, exemption, or governmental authorizations in order to consummate the transactions contemplated by the Merger Agreement. See the section entitled “BCA Proposal — Regulatory Matters” for additional detail.

Emerging Growth Company

RTPZ is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in RTPZ’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. RTPZ has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, RTPZ, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of RTPZ’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

RTPZ will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of RTPZ’s initial public offering, (b) in which RTPZ has total annual gross revenue of at least $1.07 billion or (c) in which RTPZ is deemed to be a large accelerated filer, which means the market value of RTPZ’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which RTPZ has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Risk Factors

In evaluating the proposals to be presented at the RTPZ extraordinary general meeting, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” Such risks include, but are not limited to:

Risks relating to Hippo’s business and industry, including that:

•	We have a history of net losses and we may not achieve or maintain profitability in the future.

•

Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, revenue, operating results and financial condition could be harmed.

•	The “Hippo” brand may not become as widely known as incumbents’ or other competitors’ brands or the brand may become tarnished.

•	Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects.

•	Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model and our future prospects.

•	We may not be able to manage our growth effectively.

•	Intense competition in the segments of the insurance industry in which we operate could negatively affect our ability to attain or increase profitability.

•

Reinsurance may be unavailable at current coverage, limits or pricing, which may limit our ability to write new or renew existing business. Furthermore, reinsurance subjects our insurance company subsidiaries to counterparty credit and performance risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.

•	Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business.

•	Failure to maintain our financial strength ratings could adversely affect the ability of our insurance company subsidiaries to conduct our business as currently conducted.

•	If we are unable to expand our product offerings, our prospects for future growth may be adversely affected.

•	Our proprietary technology, which relies on third party data, may not operate properly or as we expect it to.

•	Our technology platform may not operate properly or as we expect it to operate.

•	Our future success depends on our ability to continue to develop and implement our technology, and to maintain the confidentiality of this technology.

Risks relating to RTPZ and the Business Combination, including that:

•

The public shareholders will experience significant and immediate dilution as a consequence of the issuance of Hippo Holdings common stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the Incentive Award Plan. Having a minority share position may reduce the influence that RTPZ’s current shareholders have on the management of Hippo Holdings.

•

After Closing, warrants will become exercisable for Hippo Holdings common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to RTPZ’s shareholders.

•	Neither the RTPZ board of directors nor any committee thereof obtained a third party valuation in determining whether or not to pursue the Business Combination.

•

Since the Sponsor and RTPZ’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of RTPZ’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Hippo is appropriate as RTPZ’s initial business combination.

•

Future resales of common stock after the consummation of the Business Combination may cause the market price of Hippo Holdings’ securities to drop significantly, even if Hippo Holdings’ business is doing well.

•	Hippo Holdings may be subject to securities litigation, which is expensive and could divert management attention.

SELECTED HISTORICAL FINANCIAL INFORMATION OF RTPZ

The selected historical condensed statements of operations data of RTPZ for the period from October 2, 2020 (date of inception) to December 31, 2020 and the condensed balance sheet data as of December 31, 2020 are derived from RTPZ’s audited annual condensed financial statements included elsewhere in this proxy statement/prospectus. You should read the following summary financial information in conjunction with the section titled “RTPZ’s Discussion and Analysis of Financial Condition and Results of Operations” and RTPZ’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through December 31, 2020 were organizational activities and those necessary to complete our initial public offering and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the consummation of the Business Combination.

Period from October 2, 2020 (inception) through December 31, 2020
(audited)
Statement of Operations Data:
General and administrative expenses	$250,366

Loss from operations	$(250,366)
Unrealized gain on investments held in Trust Account	$18,693
Net loss	$(231,673)

Basic and diluted weighted average shares outstanding, Class A	23,000,000

Basic and diluted net loss per share, Class A	$—

Basic and diluted weighted average shares outstanding, Class B	5,750,000

Basic and diluted net loss per share, Class B	$(0.04)

As of December 31, 2020
(audited)
Balance Sheet Data:
Total cash	$622,985
Total assets	231,716,367
Total liabilities	8,401,244
Total shareholder’s equity	5,000,003

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF HIPPO

The selected historical consolidated statements of operations data of Hippo for the years ended December 31, 2020 and 2019 and the historical consolidated balance sheet data as of December 31, 2020 and 2019 are derived from Hippo’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Hippo’s historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected historical consolidated financial data together with “Hippo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Hippo’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. In addition, you should read the historical audited financial statements of Spinnaker Insurance Company as of and for the year ended December 31, 2019, and the respective notes thereto, and the historical unaudited financial statements of Spinnaker as of and for the period ended June 30, 2020 included elsewhere in this proxy statement/prospectus.

in millions, except per share amounts	As of and for the year ended December 31,
	2020	2019
Statement of Operations Data
Total revenue	$51.6	$34.7
Total expenses	194.8	117.7
Net loss attributable to common stockholders	(141.5)	(83.1)
Basic and diluted net loss per share attributable to common stockholders	$(11.32)	$(7.80)
Balance Sheet Data
Total assets	$979.4	$170.5
Total liabilities (1)	834.1	58.5
Total shareholders’ deficit (1)	(199.5)	(78.3)
Cash Flow Data
Net cash used in operating activities	$(65.4)	$(29.1)
Net cash used in investing activities	(2.3)	(72.3)
Net cash provided by financing activities	518.1	101.4

(1)	This excludes $344.8 million and $190.3 million of redeemable convertible preferred stock classified as mezzanine equity as of December 31, 2020 and 2019 respectively.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) presents the pro forma effects of the following transactions, collectively referred to as “Transactions” and other related events as described in Note 1 to the accompanying Notes to the unaudited pro forma combined financial statements:

•	The Business Combination; and

•	The acquisition of Spinnaker Insurance Company (“Spinnaker”) by Hippo on August 31, 2020 (“Spinnaker Transaction”).

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, RTPZ is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of Hippo issuing stock for the net assets of RTPZ, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Hippo.

The Spinnaker Transaction was accounted for as an acquisition in accordance with GAAP and Hippo was treated as the accounting acquiror.

The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2020 gives effect to the Business Combination as if it had occurred on December 31, 2020. The summary unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2020 give effect to the Transaction as if it had occurred on January 1, 2020.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the post-combination company appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of RTPZ and Hippo for the applicable periods included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-combination company’s financial position or results of operations actually would have been had the Business Combination and Spinnaker Transaction been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the post-combination company.

The Summary Pro Forma Information is presented in two scenarios: (1) assuming no redemptions, and (2) assuming maximum redemptions. The no redemptions scenario assumes that no RTPZ shareholders elect to redeem their Class A ordinary shares (or Class A common stock) for a pro rata portion of cash in the trust account, and thus the full amount held in the trust account as of Closing is available for the Business Combination. The maximum redemptions scenario assumes that RTPZ shareholders redeem the maximum number of their Class A ordinary shares (or Class A common stock) for a pro rata portion of cash in the trust account. In both scenarios, the amount of cash available is sufficient to satisfy the Minimum Cash Condition.

Selected Unaudited Pro Forma Condensed Combined Financial Information

(in millions, except share and per share amounts)

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data
For the Year Ended December 31, 2020
Revenue	50.1	50.1
Net loss	(114.6)	(114.6)
Net loss per share — Hippo Holdings common stock — basic and diluted	(0.20)	(0.21)
Weighted-average Hippo Holdings common shares outstanding — basic and diluted	575,588,661	552,588,661
Selected Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of December 31, 2020
Total assets	1,610.5	1,380.5
Total liabilities	424.2	424.2
Total stockholders’ equity	1,186.3	956.3
Check	—	—

COMPARATIVE PER SHARE DATA

The following table sets forth summary historical comparative share information for RTPZ and Hippo and unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming two redemption scenarios as follows: (1) assuming no redemptions, and (2) assuming maximum redemptions. The no redemptions scenario assumes that no RTPZ shareholders elect to redeem their Class A ordinary shares (or Class A common stock) for a pro rata portion of cash in the Trust Account, and thus the full amount held in the Trust Account as of Closing is available for the Business Combination. The maximum redemptions scenario assumes that RTPZ shareholders redeem the maximum number of their Class A ordinary shares (or Class A common stock) for a pro rata portion of cash in the Trust Account. In both scenarios, the amount of cash available is sufficient to satisfy the minimum cash condition of $450.0 million in the Merger Agreement.

The pro forma book value information reflects the Business Combination as if it had occurred on December 31, 2020. The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it had occurred on January 1, 2020.

This information is only a summary and should be read in conjunction with the historical financial statements of RTPZ and Hippo and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of RTPZ and Hippo is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor earnings or loss per share for any future date or period.

				Combined Pro Forma		Hippo Equivalent Per Share Pro Forma(2)
	Hippo (Historical)		RTPZ (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the Year ended December 31, 2020
Book value per share(1)	$(15.97	) $	0.17	$2.06	$2.15	$14.31	$14.90
Weighted averages shares outstanding — basic and diluted	12,495,509
Net loss per share — basic and diluted	$(11.32)
Weighted average shares outstanding of Class A ordinary shares — basic and diluted			23,000,000
Net loss per share of Class A ordinary shares — basic and diluted			$—
Weighted average shares outstanding of Class B ordinary shares — basic and diluted			5,750,000
Net loss per share of Class B ordinary shares — basic and diluted			$(0.04)
Weighted average shares outstanding of Hippo Holdings common stock — basic and diluted				575,588,661	552,588,661
Net loss per share of Hippo Holdings common stock — basic and diluted				$(0.20)	$(0.21)	$(1.38)	$(1.44)

(1)	Book value per share = Total equity excluding preferred stock and shares subject to redemption
(2)

The equivalent pro forma basic and diluted per share data for Hippo is calculated by multiplying the combined pro forma per share data by the 6.9413 Exchange Ratio, after adjusting for reference price of $10.00 per share.

MARKET PRICE AND DIVIDEND INFORMATION

RTPZ units, Class A ordinary shares and public warrants are currently listed on the NYSE under the symbols “RTPZ.U,” “RTPZ” and “RTPZ WS,” respectively.

The most recent closing prices of the RTPZ units, RTPZ Class A ordinary shares and RTPZ warrants as of March 3, 2021, the last trading day before announcement of the execution of the Merger Agreement, were $11.82, $11.11 and $3.40, respectively. As of [                ], 2021, the record date for the extraordinary general meeting, the most recent closing price for each RTPZ unit, RTPZ Class A ordinary share and RTPZ warrant was $[                 ], $[                ] and $[                ], respectively.

Holders of the RTPZ units, RTPZ Class A ordinary shares and RTPZ public warrants should obtain current market quotations for their securities. The market price of RTPZ’s securities could vary at any time before the Business Combination.

Holders

As of the date of this proxy statement/prospectus there were [                ] holders of record of RTPZ’s Class A ordinary shares, [                 ] holders of record of RTPZ’s Class B ordinary shares, [                ] holders of record of RTPZ units and [                ] holders of record of RTPZ warrants. See “Beneficial Ownership of Securities.”

As of the date of this proxy statement/prospectus, the number of record holders of Hippo’s common stock was [                ].

Dividend Policy

RTPZ has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of RTPZ Technologies subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of Hippo Holdings’ board of directors. RTPZ’s board of directors is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that Hippo Holdings’ board of directors will declare any dividends in the foreseeable future. Further, the ability of Hippo Holdings to declare dividends may be limited by the terms of financing or other agreements entered into by Hippo Holdings or its subsidiaries from time to time.

Price Range of Hippo’s Securities

Historical market price information regarding Hippo is not provided because there is no public market for Hippo’s securities. For information regarding Hippo’s liquidity and capital resources, see “Hippo Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

RISK FACTORS

RTPZ shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Investing in Hippo Holdings common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this proxy statement/prospectus, before deciding to invest in Hippo Holdings common stock. Hippo Holdings’ business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to RTPZ or Hippo, or that RTPZ and Hippo do not currently believe are material. In that case, the trading price of Hippo Holdings common stock could decline, and you may lose all or part of your investment.

Risks Relating to Hippo’s Business

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Hippo Enterprises Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Hippo Holdings and its subsidiaries following the consummation of the Business Combination.

We have a history of net losses and we may not achieve or maintain profitability in the future.

We have incurred net losses on an annual basis since our incorporation in 2015 and had an accumulated deficit of $115.1 million and $256.6 million as of December 31, 2019 and December 31, 2020, respectively. We incurred net losses of $83.1 million and $141.5 million in the years ended December 31, 2019 and December 31, 2020, respectively. We expect to make significant investments to further develop and expand our business. In particular, we expect to continue to expend substantial financial and other resources on marketing and advertising as part of our strategy to increase our customer base. The marketing and advertising expenses that we incur are typically expensed immediately while most revenues that they generate are recognized ratably over the 12-month term of each insurance policy that we write. This timing difference can therefore result in expenses that exceed the related revenue generated in any given year and create a net loss. In addition, we expect to continue to increase our headcount significantly in the coming years. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. We expect that our net loss will increase in the near term as we continue to make such investments to grow our business. Despite these investments, we may not succeed in increasing our revenue on the timeline that we expect or in an amount sufficient to lower our net loss and ultimately become profitable. Moreover, if our revenue declines, we may not be able to reduce costs in a timely manner because many of our costs are fixed, at least in the short term. In addition, if we reduce variable costs to respond to losses, this may limit our ability to sign up new customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and we may continue to incur significant losses in the future.

Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, revenue, operating results and financial condition could be harmed.

We believe that growth of our business and revenue depends upon our ability to continue to grow our business in the geographic markets that we currently serve by retaining our existing customers and adding new customers in our current as well as new geographic markets and new insurance and non-insurance home-related products. Expanding into new geographic markets and introducing new products takes time, requires us to navigate and comply with extensive regulations, and may occur more slowly than we expect or than it has occurred in the past. If we lose customers, our value will diminish. In particular, while loss performance has improved over time as more customers renew their policies and remain customers for longer, a future loss of customers could lead to higher loss ratios or loss ratios that cease to decline or declining revenue, any of which would adversely impact our profitability. If we fail to remain competitive on customer experience, pricing, or insurance coverage options, our ability to grow and retain our business may also be adversely affected. In addition, we may fail to accurately predict risk segmentation of new and renewal customers or potential customers, which could also reduce our profitability.

While a key part of our business strategy is to retain and add customers in our existing markets, we also intend to expand our operations into new markets and new products. In doing so, we may incur losses or otherwise fail to enter new markets or introduce new products successfully. Our expansion into new markets and new products may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources, and the possibility that returns on such investments will not be achieved for several years or at all.

There are many factors that could negatively affect our ability to grow our customer base, including if:

•	we fail to effectively use search engines, social media platforms, content-based online advertising, and other online sources for generating traffic to our website;

•	potential customers in a particular marketplace or more generally do not meet our underwriting guidelines;

•	our products are not competitive in terms of customer experience, pricing, or insurance coverage options;

•	our competitors mimic our digital platform or develop other innovative services, causing current and potential customers to purchase their insurance products instead of our products;

•	we lose customers to new market entrants and/or existing competitors;

•

we do not obtain regulatory approvals necessary for expansion into new markets or in relation to our products (such as line, form, underwriting and rating approvals) or such approvals contain conditions that impose restrictions on our operations (such as limitations on growth);

•	our digital platform experiences disruptions;

•	we suffer reputational harm to our brand resulting from negative publicity, whether accurate or inaccurate;

•	we fail to expand geographically;

•	we fail to offer new and competitive products, to provide effective updates to our existing products or to keep pace with technological improvements in our industry;

•	we are unable to maintain traditional retail agent relationships;

•	customers have difficulty installing, updating or otherwise accessing our website on mobile devices or web browsers as a result of actions by us or third parties;

•	customers are unable or unwilling to adopt or embrace new technology;

•	technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; or

•	we are unable to address customer concerns regarding the content, data privacy, and security generally or for our digital platform specifically.

Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers, and could have a material adverse effect on our business, revenue, operating results and financial condition.

The “Hippo” brand may not become as widely known as incumbents’ or other competitors’ brands or the brand may become tarnished.

Many of our competitors have brands that are well recognized. We spend considerable money and other resources to create brand awareness and build our reputation. We may not be able to build brand awareness, and our efforts at building, maintaining, and enhancing our reputation could fail. Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers or business partners, data privacy and security issues, and other aspects of our business, whether valid or not, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we need to establish our reputation with new customers, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. There can be no assurance that we will be able to maintain or enhance our reputation, and failure to do so could materially adversely affect our business, results of operations and financial condition. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.

Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects.

We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the efficiency of our claims processing, the training and experience of our claims adjusters, including our third-party claims administrators and adjusters, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.

The speed by which our technology allows us to process and pay claims is a differentiating factor for our business and an increase in the average time to process claims could undermine our reputation and position in the insurance marketplace. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or material litigation, loss or reduction in reinsurance recoverable, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

If our claims adjusters or third-party claims administrators are unable to effectively process our volume of claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which in turn, could adversely affect our reputation and operating margins.

Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model and our future prospects.

Hippo launched its business to sell homeowners insurance in 2015, began selling policies as an insurance producer in 2017, and began underwriting and retaining risks under insurance policies as an insurance company in 2020. Due to Hippo’s limited operating history and the rapid growth it has experienced since it began operations, our operating results are hard to predict, and Hippo’s historical results may not be indicative of, or comparable to, our future results. We also cannot provide any assurance that the data that we collect will provide useful measures for evaluating our business model. Our inability to adequately assess our performance and growth could have a material adverse effect on our brand, business, financial condition and results of operations.

We may not be able to manage our growth effectively.

Hippo’s revenue grew from $34.7 million for the year ended December 31, 2019 to $51.6 million for the year ended December 31, 2020. Hippo’s total employees grew from 238 as of December 31, 2019, to 392 as of

December 31, 2020. In addition, from December 31, 2019 to December 31, 2020, Hippo expanded from offering Hippo insurance policies in 20 states to 32 states. Hippo’s rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. Hippo has hired and we expect to continue hiring additional personnel to support our rapid growth. Our corporate and organizational structure is becoming more complex as we continue to acquire companies, add additional insurance and non-insurance products, expand our operations and add and integrate more employees. We will need to enhance our operational, legal and compliance, financial and management controls as well as our reporting systems and procedures to account for our Company’s growth. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to the insurance-buying experience for the customer. If we cannot manage our growth effectively to maintain the accuracy, quality and efficiency of our customers’ insurance-buying experience, as well as their experience as ongoing customers, our business could be harmed as a result, and our results of operations and financial condition could be materially and adversely affected.

Intense competition in the segments of the insurance industry in which we operate could negatively affect our ability to attain or increase profitability.

The homeowners insurance market is highly competitive with carriers competing through product coverage, reputation, financial strength, advertising, price, customer service and distribution.

We face significant competition from traditional insurance companies for homeowners. Competitors include companies such as Allstate, Farmers, Liberty Mutual, State Farm and Travelers. These companies are larger than us and have significant competitive advantages over us, including greater name recognition, higher financial strength ratings, greater resources, additional access to capital and more types of insurance coverage to offer, such as auto, umbrella and life, than we currently do (or expect to offer in the future). Our future growth will depend in large part on our ability to grow our homeowners insurance business in which traditional insurance companies retain certain advantages. In particular, unlike us, many of these competitors offer consumers the ability to purchase homeowners insurance and multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. Although we expect to continue to grow vertically and offer additional home-related products (including non-insurance products), we do not currently expect to expand into other types of insurance. New insurance and non-insurance products could take months or years to be approved by regulatory authorities, or may not be approved at all.

Moreover, as we expand into new lines of business and offer additional non-insurance home-related products beyond homeowners insurance, we could face intense competition from companies that are already established in such markets. In non-insurance products we face competition from large technology companies, such as Alphabet and Amazon, that have significant resources and long standing relationships with customers across a variety of products.

Further various large technology companies that have recently started operating in adjacent insurance categories that may in the future offer homeowners insurance products. Technology companies may in the future begin operating and offering products at better and more competitive customer experience, pricing, and insurance coverage options than us, which could cause our results of operations and financial condition to be materially and adversely affected. In addition, traditional insurance companies may seek to adapt their businesses to sell insurance by offering modernized coverage or non-insurance products like we do, including offering home care and maintenance products. Given their size, resources, customer penetration and other competitive advantages, they may be able to erode any market advantage we may currently have over them.

We also face competition from existing and new “insurtech” insurance companies, such as Lemonade, and “insurtech” agencies whose use of digital platforms including for sales, underwriting and claims is similar to ours. These competitors may be able to introduce new sales, underwriting and claims systems that are viewed more attractively than ours by insurance consumers. These models require significantly less infrastructure and capital expenditures than traditional insurance business and can be operated without the need to be licensed as an insurance company (as we did prior to our acquisition of Spinnaker). Accordingly, the barriers of entry for new insurtech companies may be low and competitors may be able to begin operating and build scale quickly.

Reinsurance may be unavailable at current coverage, limits or pricing, which may limit our ability to write new or renew existing business. Furthermore, reinsurance subjects our insurance company subsidiaries to counterparty credit and performance risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.

Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. The insurance companies that underwrite our insurance products including, but not limited to, our subsidiary Spinnaker, purchase reinsurance to help manage their exposure to property and casualty insurance risks including attritional and catastrophic risks. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance contracts, we remain primarily liable to our customers as the direct insurer on all risks reinsured. As a result, reinsurance does not eliminate or limit in any way the obligation of insurance companies that underwrite Hippo insurance products, including Spinnaker, to pay claims, and we are subject to the risk that one or more reinsurers will be unable or unwilling to honor its obligations, or that the reinsurers will not pay in a timely fashion. Reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurers. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly and uncertain of success.

Our primary non-catastrophe associated reinsurance contracts generally have a fixed term and caps on liability. Each reinsurer’s share in the interest and liabilities related to the reinsurance contract varies, and the reinsurers are severally, but not jointly, liable under the applicable reinsurance contract. Further, these reinsurance agreements may not be required to cover renewals of policies that the insurance carrier is required by law to renew or write, and we may not be able to lawfully cancel or non-renew insurance policies in a manner that assures ongoing reinsurance protection under our reinsurance contracts.

We may change the structure of our reinsurance arrangements in the future, which may impact our overall risk profile and financial and capital condition. We may be unable to negotiate new reinsurance contracts to provide continuous coverage or negotiate reinsurance on the same coverage, limits, pricing or other terms as are currently available, as such availability depends in part on factors outside of our control. The existing or new contracts may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from hurricanes, wildfires, severe weather, or terrorist attacks or an increase in capital requirements, impact the availability coverage, limits and pricing of the reinsurance we purchase. If we are unable to maintain our current level of reinsurance coverage, extend our expiring reinsurance contracts or purchase new reinsurance protection with the coverage, limits, and pricing and in the amounts that we consider sufficient, we would have to either accept an increase in our retained risk exposure, reduce our insurance writings or develop or seek other alternatives.

The unavailability of acceptable and sufficient reinsurance protection would have an adverse impact on our business model, which depends on reinsurance companies to absorb a portion of the losses incurred by our insurance carriers. If our affiliated and unaffiliated insurance carriers are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our retained risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternately, if available, we could elect to pay higher than desired rates for reinsurance coverage, which could have a material adverse effect upon our profitability until policy premium rates could be raised, in most cases subject to prior approval by state insurance regulators, to offset this additional cost.

Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business.

Our insurance company subsidiaries must maintain sufficient capital to comply with insurance regulatory requirements and maintain authority to conduct our business. The National Association of Insurance Commissioners (“NAIC”) has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital that all states have adopted. This system establishes the minimum amount of capital necessary for an insurance company to support its overall business operations. It identifies insurance companies including property-casualty insurers, that may not be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Moreover, as a relatively new entrant to the insurance industry, we currently face restrictions in Florida and New York with regard to minimum capital requirements, and may face additional capital requirements as compared to those of our larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiaries to maintain regulatory authority to conduct their business.

Failure to maintain our financial strength ratings could adversely affect the ability of our insurance company subsidiaries to conduct our business as currently conducted.

Financial strength ratings are an important factor in evaluating and establishing the competitive position of insurance companies. These ratings represent the independent opinion of an insurer’s financial strength, operating performance and ability to meet policyholder obligations. Rating agencies could downgrade or change the outlook on ratings due to:

•	changes in the financial profile of one of our insurance companies;

•	changes in a rating agency’s determination of the amount of capital required to maintain a particular rating; or

•	increases in the perceived risk of our investment portfolio, a reduced confidence in management or our business strategy, or other considerations that may or may not be under our control.

A downgrade in Spinnaker’s financial strength ratings could have a material effect on our sales, competitiveness, customer retention, the marketability of our product offerings, liquidity, access to and cost of borrowing, results of operations and financial condition.

If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, results of operations and financial condition will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. The accuracy of our pricing is subject to our ability to adequately assess risks, estimate losses and comply with state insurance regulations. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. We also utilize the data that we gather through our interactions with our customers, as evaluated and curated by our proprietary technology.

Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustment expenses (“LAE”), acquisition expenses and other costs. If we do not accurately assess the risks that we underwrite, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, if we determine that our prices are too low, insurance regulations may preclude us from being able to non-renew insurance contracts, non-renew customers, or raise prices. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues, which could have a material adverse effect on our business, results of operations and financial condition.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must, among other factors:

•	collect and properly and accurately analyze a substantial volume of data from our customers;

•	develop, test and apply appropriate actuarial projections and rating formulas;

•	review and evaluate competitive product offerings and pricing dynamics;

•	closely monitor and timely recognize changes in trends; and

•	project both frequency and severity of our customers’ losses with reasonable accuracy.

There are no assurances that we will have success in implementing our pricing methodology accurately in accordance with our assumptions. Our ability to accurately price our policies is subject to a number of risks and uncertainties, including, but not limited to:

•	insufficient, inaccurate or unreliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

•	incorrect or incomplete analysis of the competitive environment;

•	regulatory constraints on rate increases or coverage limitations;

•	our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and

•	unanticipated litigation, court decisions, and legislative or regulatory actions or changes to the existing regulatory landscape.

To address the potential errors or desired or required changes in our current premium rates, we may be compelled to increase the amount allocated to cover policy claims, increased expenses, or to address other economic factors resulting in an increase in future premium rates or to additionally or alternatively adopt different underwriting standards. Any of these changes may result in a decline in new business and renewals and, as a result, have a material adverse effect on our business, results of operations and financial condition.

Our proprietary technology, which relies on third party data, may not operate properly or as we expect it to.

We utilize the third party data gathered from the insurance application process to determine whether or not to write a particular policy and, if so, how to price that particular policy. The continuous development, maintenance and operation of our technology is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors, for example, with new capabilities incorporating artificial intelligence. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our data analytics do not function reliably, we may incorrectly price insurance products for our customers or incorrectly pay or deny claims made by our customers. Either of these situations could result in customer dissatisfaction with us, which could cause customers to cancel their insurance policies with us, prevent prospective customers from obtaining new insurance policies, or cause us to underprice policies or overpay claims. Any of these eventualities could result in a material and adverse effect on our business, results of operations and financial condition.

Our technology platform may not operate properly or as we expect it to operate.

We utilize our technology platform and gather customer data in order to determine whether or not to write and how to price our insurance products. Additionally, our claims operation utilizes our technology platform to manage claims and we intend to expand our technology platform to further support the processing of some or all of our claims. Our technology platform is expensive and complex, its continuous development, maintenance and operation may entail unforeseen difficulties including material performance problems or undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our platform does not function reliably, we may incorrectly select or renew our customers, price insurance and non-insurance products for our customers or incorrectly pay or deny claims made by our customers. These errors could result in selecting an uneconomic mix of customers; in customer dissatisfaction with us, which could cause customers to cancel or fail to renew their insurance policies or non-insurance products with us or make it less likely that prospective customers obtain new insurance policies; in causing us to underprice policies or overpay claims; or in causing us to incorrectly deny policyholder claims and become subject to liability. Additionally, technology platform errors could result in failure to comply with applicable laws and regulations including, but not limited to, unintentional noncompliance with our rate and form filings, cancellation and non-renewal requirements, unfair trade and claims practices and non-discrimination, which could subject us to legal or regulatory liability and harm our brand and reputation. Any of these eventualities could result in a material adverse effect on our business, results of operations and financial condition.

While we believe our by-peril pricing model to be more fair to consumers than multi-peril pricing models, it may yield results that customers find unfair. For instance, we may quote certain homeowners higher premiums than our competitors, if our pricing model determines that the customer is higher risk even though their higher-risk classification has not resulted in a claim on an individual basis. Such perception of unfairness could negatively impact our brand and reputation.

Our future success depends on our ability to continue to develop and implement our technology, and to maintain the confidentiality of this technology.

Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology, or require that we disclose our proprietary technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

New legislation or legal requirements may affect how we communicate with our customers, which could have a material adverse effect on our business model, financial condition, and results of operations.

State and federal lawmakers, and insurance regulators are focusing upon the use of artificial intelligence broadly, including concerns about transparency, deception, and fairness in particular. Changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, specific to the use of artificial intelligence, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. In addition, our business and operations are subject to various U.S. federal, state, and local consumer protection laws, including laws which place restrictions on the use of automated tools and technologies to communicate with wireless telephone subscribers or consumers generally. Although we have taken steps to comply with these laws, no assurance can be given that we will not be exposed to civil litigation or regulatory enforcement. Further, to the extent that any changes in law or regulation further restrict the ways in which we solicit, underwrite, or communicate with prospective or current customers before or during onboarding, customer care, or claims management, these restrictions could result in a material reduction in our customer acquisition and retention, reducing the growth prospects of our business, and adversely affecting our financial condition and future cash flows.

We rely on external data and our digital platform to collect and evaluate information that we utilize in producing, pricing and underwriting our insurance policies (in accordance with the rates, rules, and forms filed with our regulators, where required), managing claims and customer support, and improving business processes. Any legal or regulatory requirements that might restrict our ability to collect or utilize this data or our digital platform, or an outage by a data vendor could thus materially and adversely affect our business, financial condition, results of operations and prospects.

We use external data and our digital platform to collect and evaluate data points that we utilize in marketing, producing, pricing and underwriting certain of our insurance policies, managing claims and customer support, and improving business processes. To the extent such data points are utilized in the underwriting or rating of our insurance products these may be subject to prior regulatory filing, review and approval. If federal or state regulators were to determine that the type or source of data we collect, the process we use for collecting this data or how we use it results in failure to comply with applicable laws and regulations including, but not limited to, unfair trade and claims practices or non-discrimination laws, or otherwise violates existing laws and regulations these could limit, prohibit or restrict our collection or use of this data.

In the U.S., the federal Gramm-Leach-Bliley Act and certain federal and state laws and regulations specifically aimed at insurance companies require providers of insurance products to consumers to implement certain measures, including requirements to disclose their privacy practices to consumers, allow consumers to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. State legislatures and regulators have and continue to issue regulations or pass legislation imposing requirements on insurance activities regarding the use of external data sources based on concerns about the potential for unfair discrimination, data privacy, and lack of consumer transparency associated with the use of external consumer data. If such laws or regulations were enacted federally or in a large number of states in which we operate, it could impact the integrity of our pricing and underwriting processes, as well as our customer service and claims management practices. A determination by federal or state regulators that the data points we utilize or the process we use for collecting this data unfairly discriminates against or violates the data privacy of some groups of people could also subject us to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses, and withdrawal of product forms. Any such event could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and make it harder for us to be profitable over time. Although we have implemented policies and procedures into our business operations that we feel are appropriately calibrated to our automation-driven operations, these policies and procedures may prove inadequate, resulting in a greater likelihood of inadvertent legal or compliance failures.

Additionally, existing laws, future laws, and evolving attitudes about data privacy protection may impair our ability to collect, use, and maintain data points of sufficient type or quantity to continue to develop our technology in accordance with the current plans. For more information, see the below risk factor — “We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure and use of customer information and other sensitive data, and our actual or perceived failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.”

Further, an outage from one of our data vendors could have a material adverse effect on our business, revenue, operating results and financial condition, especially if the outage frustrates the customer experience or prevents us from generating quotes, selling policies or paying claims.

We depend on search engines, content based online advertising, other online sources to attract consumers to our website, which may be affected by third party interference beyond our control. In addition, our producer and partner distribution channels are significant sources of new customers and could be impacted by third party interference or other factors. As we grow our customer acquisition costs may increase.

Our success depends on our ability to attract potential consumers to our website and convert them into customers in a cost-effective manner. We depend, in large part, on search engines, content-based online advertising and other online sources for traffic to our website, including, to a lesser extent, our social media platforms.

With respect to search engines, we are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose consumers and traffic to our website could decrease, any of which could have a material adverse effect on our business, results of operations and financial condition. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites.

Our ability to maintain and increase the number of consumers directed to our products from digital platforms is not entirely within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website, our business and operating results are likely to suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers’ use of ad-blocking software, or if our competitors bid more aggressively on online advertisements, our business and operating results could suffer.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including, but not limited to, Google and Facebook, to collect data from customers and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data (DASHBOARD) Act would mandate annual disclosure to the SEC of the type and “aggregate value” of user data used by harvesting companies, such as, but not limited to, Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected. Similarly, insurance brokerage and distribution regulation may limit our ability to rely on third party digital technology platforms to provide a link to our insurance platform through an application programming interface (“API”), if the third party distribution platforms are unable to continue to link to our insurance products pursuant to insurance law and regulations.

Besides online direct-to-consumer channels, we also leverage other channels to secure customers, which benefits our growth and long-term vision of meeting customers where and when they want to buy. We utilize multiple indirect channels, including agency channels and partner channels, among others, which could be disrupted for a variety of reasons.

The insurance producers we work with also have a direct relationship with their customers and could be incentivized to move them to a competitor. While we have gained significant traction within this channel, due to our innovation, relationships and technology, we could lose market share through our competitors’ innovation or new products. Competitors may also increase their commissions to increase their ability to attract specific risk-groups or geographic areas which could slow our ability to grow and increase profitability.

Our partners may attempt to recreate our capabilities independently or move their business to a new insurance partner or add additional insurance partners. Competitors could also develop innovative approaches or significant incentives that could impact our ability to grow, optimize channel economics or build new relationships.

We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.

To the extent that our present capital (including the funds generated by this transaction) is insufficient to meet future operating requirements (including regulatory capital requirements) or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, risk retained and the availability of reinsurance, as well as market disruptions and other developments.

Historically, Hippo has funded its operations, marketing expenditures and capital expenditures primarily through equity issuances, including through convertible note financings. Going forward, we intend to evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance, and the condition of the capital markets at the time we seek financing. In addition, regulatory bodies may be required to approve additional equity, equity-linked, or debt issuances or other forms of financing that we may wish to pursue, and we cannot be certain that these approvals can be obtained. We cannot be certain that additional financing will be available to us on favorable terms, or at all.

If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth, maintain minimum amounts of risk-based capital and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.

Interruptions or delays in the services provided by our providers of third-party technology platforms or our internet service providers could impair the operability of our website and may cause our business to suffer.

We currently rely on multiple providers of cloud infrastructure services, including Google Cloud Platform (“GCP”), Amazon Web Services (“AWS”), Salesforce.com (“SFDC”) and others (together — “Cloud Platforms”). We rely on the internet and, accordingly, depend on the continuous, reliable and secure operation of internet servers, related hardware and software, and network infrastructure. Our operations depend on protecting the virtual cloud infrastructure hosted in Cloud Platforms by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Furthermore, we have no physical access or control over the services provided by our Cloud Platforms. Although we have disaster recovery plans that utilize multiple Cloud Platforms locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control, any of which could disrupt our services, prevent customers from accessing our products, destroy customer data, or prevent us from being able to continuously back up and record data. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Further, a prolonged Cloud Platform service disruption affecting our website for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. In addition, any changes to our Cloud Platforms’ service levels may adversely affect our ability to meet the requirements of our customers. As our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. We may also incur significant costs for using alternative platforms or taking other actions in preparation for, or in reaction to, events that damage the Cloud Platform services we use. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our website. Insurance coverage may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our services or products.

Our usage of Cloud Platforms enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. Our Cloud Platform approach provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. Our Cloud Platform providers may terminate the agreement for multiple reasons (including, but not limited to, requirement to comply with a government request, security risk to others, breach of payment obligations or breach of contract). Termination of a Cloud Platform agreement may harm our ability to access data centers we need to host our website or to do so on terms as favorable as those we have today.

As we continue to expand the number of customers to whom we provide our products and services, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of Cloud Platforms’ data centers or third-party internet service providers to meet our capacity requirements could result in interruptions or delays in access to our website or impede our ability to scale our operations. In the event that one or more of our Cloud Platform service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our website as well as delays and additional expense in arranging new facilities and services, which could harm our business, results of operations, and financial condition.

Security incidents or real or perceived errors, failures or bugs in our systems or website could impair our operations, result in loss of personal customer information, damage our reputation and brand, and harm our business and operating results.

Our continued success is dependent on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website may contain material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website shutdowns, or could cause loss of critical data, or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information.

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past or potential customers, business partners, staff and contractors. We could be subject to a cyber-incident or other adverse event that threatens the security, confidentiality, integrity or availability of our information resources, including intentional attacks or unintentional events where parties gain unauthorized access to systems to disrupt operations, corrupt data or steal confidential information about subscribers, vendors and employees. For example, unauthorized parties could steal or access our customers’ names, email addresses, physical addresses, phone numbers and other information that we collect when providing insurance quotes. Outside parties may also attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers’ information. Further, our vendors are also susceptible to data breaches, including our payment processing vendors who handle customer credit card numbers or other payment information. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often they are not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Despite our efforts and processes to prevent breaches, our products and services, as well as our servers, computer systems, and those of third parties that we use in our operations are vulnerable to cybersecurity risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, third-party or employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, which could lead to interruptions, delays, loss of critical data, unauthorized access to subscriber data, and loss of consumer confidence. In addition, we may be the target of email scams that attempt to acquire personal information or company assets.

Security breaches, including by hackers or insiders, or any other types of data security or privacy related incidents could expose confidential or personal information, which could result in potential regulatory investigations, fines, penalties, compliance orders, liability, litigation and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. It could also trigger claims by affected third parties. Further, even if we do not ourselves experience a cyber-incident, hacking against our competitors or other companies could create the perception among our customers or potential customers that our digital platform is not safe to use.

If we experience compromises to our security that result in technology performance, integrity, or availability problems, the complete shutdown of our website or the loss or unauthorized disclosure, access, acquisition, alteration or use of confidential information, customers may lose trust and confidence in us, and customers may decrease the use of our website, or stop using our services entirely. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers’ information. A significant impact on the performance, reliability, security, and availability of our systems, software, or services may harm our reputation, impair our ability to operate, retain existing customers or attract new customers, and expose us to legal claims and government action, each of which could have a material adverse impact on our financial condition, results of operations, and growth prospects.

Misconduct or fraudulent acts by employees, agents or third parties may expose us to financial loss, disruption of business, regulatory assessments and reputational harm.

Our company and the insurance industry are inherently susceptible to past and future misconduct or fraudulent activities by employees, representative agents, vendors, customers or other third parties. These activities could include fraud against the company, its employees and its customers through illegal or prohibited activities, or unauthorized acts or representations, unauthorized use or disclosure of personal or proprietary information.

Our success depends, in part, on our ability to establish and maintain relationships with quality and trustworthy service professionals.

We must continue to attract, retain and grow the number of skilled and reliable service professionals who can provide services across our products. In addition to skill and reliability, Hippo customers want to work with service professionals and claims adjusters whom they trust to work in their homes and with whom they feel safe.

While we maintain screening processes to try to prevent unsuitable service professionals, these processes have limitations and, even with these safety measures, no assurances can be provided regarding the future behavior of any service provider. Inappropriate and/or unlawful behavior of service professionals generally, particularly any such behavior that compromises the trustworthiness of service providers and/or of the safety of our customers, could result in bad publicity and related damage to our reputation, detriment to our brands and brand-building efforts and/or actions by governmental and regulatory authorities, criminal proceedings and/or litigation. The occurrence of any of these events could, in turn, adversely affect our business, financial condition and results of operations.

We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.

If we fail to maintain adequate systems and processes to prevent, monitor and detect fraud, including employee fraud, agent fraud, fraudulent policy acquisitions, vendor fraud or fraudulent claims activity, or if inadvertent errors occur with such prevention, monitoring and detection systems due to human or computer error, our business could be materially adversely impacted. While we believe past incidents of fraudulent activity have been relatively isolated, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud.

We are periodically subject to examinations by our primary state insurance regulators, which could result in adverse examination findings and necessitate remedial actions.

Our primary insurance regulators are responsible for our supervision and examination. Spinnaker Insurance Company is currently domiciled in Illinois and “commercially domiciled” in Texas. Periodically, other insurance regulators perform examinations of insurance companies under their jurisdiction to assess compliance with applicable laws and regulations, financial condition and the conduct of regulated activities or may conduct targeted investigations. These examinations provide insurance regulators with a significant opportunity to review and scrutinize our business. If, as a result of an examination, an insurance regulator determines that our financial condition, capital resources, or other aspects of any of our operations are less than satisfactory, or that we are in violation of applicable laws or regulations, an insurance regulator could require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, impose fines and penalties, or take further actions. We cannot predict with precision the likelihood, nature, or extent of any necessary remedial actions, or financial impact if any, resulting from such an examination, or the associated costs of such remedial actions or regulatory scrutiny. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive, or other corrective action against us resulting from these examinations could have a material adverse effect on our business, reputation, financial condition or results of operations.

We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure and use of customer information and other sensitive data, and our actual or perceived failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past or potential customers, business partners, staff and contractors. In the U.S., there are numerous federal and state data privacy and protection laws and regulations governing the collection, use, disclosure, protection and other processing of personal information, including federal and state data privacy laws, data breach notification laws and consumer protection laws. For example, the California Consumer Privacy Act of 2018 (“CCPA”), which became effective in January 2020, created new privacy rights for consumer residing in the state and imposes obligations on companies that process their personal information, including an obligation to provide certain new disclosures to such residents. Specifically, among other things, the CCPA creates new consumer rights, and imposes corresponding obligations on covered businesses, relating to the access to, deletion of, and sharing of personal information collected by covered businesses, including California residents’ right to access and delete their personal information, opt out of certain sharing and sales of their personal information, and receive detailed information about how their personal information is used. The law exempts from certain requirements of the CCPA certain information that is collected, processed, sold, or disclosed pursuant to the California Financial Information Privacy Act, the federal Gramm-Leach-Bliley Act or the federal Driver’s Privacy Protection Act. The definition of “personal information” in the CCPA is broad and may encompass other information that we maintain beyond that excluded under the Gramm-Leach-Bliley Act, the Driver’s Privacy Protection Act or the California Financial Information Privacy Act exemption. Further, the CCPA allows for the California Attorney General to impose civil penalties for violations, as well as providing a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. In addition, it remains unclear how various provisions of the CCPA will be interpreted and enforced. California voters also recently passed the California Privacy Rights Act (“CPRA”), which will take effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted that the CCPA (and the CPRA) could mark the beginning of a trend toward more stringent privacy legislation in the United States, and multiple states have enacted, or are expected to enact, similar or more stringent laws. For example, in 2020, Nevada passed SB 220 which restricts the “selling” of personal information and, in 2021, Virginia passed the Consumer Data Protection Act (“CDPA”) which is set to take effect on January 1, 2023 and grants new privacy rights for Virginia residents. Additionally, we are subject to the federal Telephone Consumer Protection Act which restricts the making of telemarketing calls and the use of automatic telephone dialing systems. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. Such new laws and proposed legislation, if passed, could have conflicting requirements that could make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information. The effects of the CCPA, and other similar state laws subsequently enacted, as well as possible future state or federal laws, are potentially significant and may require us to modify our data collection and processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.

In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including U.S. state laws, and the risk of litigation and regulatory enforcement actions. In addition, a number of federal and state laws and regulations relating to privacy affect and apply to the insurance industry specifically.

We may also face particular privacy, data security, and data protection risks in connection with requirements of the European Union’s (“E.U.”) General Data Protection Regulation 2016/679 (“GDPR”), the United Kingdom (“UK”) GDPR and UK Data Protection Act 2018 (which retains the GDPR in UK national law) and other data protection regulations in the E.U. and UK. Among other stringent requirements, the GDPR restricts transfers of data outside of the E.U. to third countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard specified by the GDPR is implemented. A July 16, 2020 decision of the Court of Justice of the European Union invalidated a key mechanism for lawful data transfer to the U.S. and called into question the viability of its primary alternative. As such, the ability of companies to lawfully transfer personal data from the E.U. to the U.S. is presently uncertain. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. These developments could limit our future ability to deliver our products in the E.U. and other foreign markets. In addition, any failure or perceived failure to comply with these rules may result in regulatory fines or penalties including orders that require us to change the way we process data.

Additionally, we are subject to the terms of our privacy policies and data privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our data privacy-related obligations to customers or other third parties, or our other data privacy-related legal obligations, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding data privacy, data protection (in particular those that impact the use of artificial intelligence) and cross-border transfers of customer information could cause us to delay planned uses and disclosures of data to comply with applicable data privacy and data protection requirements. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put personal information at risk, which may result in increased regulatory scrutiny and have a material adverse effect to our reputation, business and operating results.

We employ third-party licensed data, software, technologies and intellectual property for use in our business, and the inability to maintain these licenses, or errors or defects in the data, software, technologies and intellectual property we license could result in increased costs or reduced service levels, which would adversely affect our business, financial condition and results of operations.

Our business relies on certain third-party data, software, technology and intellectual property that we obtain under licenses from other companies including insurance industry proprietary information that we license from Insurance Services Office, Inc. (“ISO”). We anticipate that we will continue to rely on such third-party data, software, technology and intellectual property and we may license additional third-party data, software, technology and intellectual property in the future. We cannot assure that these third-party licenses, or support for such licensed software and technologies, will continue to be available to us on commercially reasonable terms, if at all. Although we believe that there are commercially reasonable alternatives to the third-party products we currently license, other than proprietary information provided by ISO, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party products may require significant work and require substantial investment of our time and resources. Also, should ISO refuse to license its proprietary information to us on the same terms that it offers to our competitors and we are unable to find a comparable replacement, we could be placed at a significant competitive disadvantage. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed software, technology or other intellectual property. Any of these results could harm our business, results of operations and financial condition.

Any errors or defects in third-party data, software, technology and intellectual property that we license could result in errors that could harm our brand and business. We also cannot be certain that our licensors are not infringing the intellectual property rights of others or that our licensors have sufficient rights to the licensed software and technology in all jurisdictions in which we may operate. If we are unable to obtain or maintain rights to any of this software or technology because of intellectual property infringement claims brought by third parties against our licensors or against us, our ability to develop our services containing such software or technology could be severely limited and our business could be harmed. Many of the risks associated with the use of third-party software, technology and other intellectual property cannot be eliminated, and these risks could negatively affect our business.

Failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial condition.

Our success is dependent in part on protecting our intellectual property rights and technology, including any source code, proprietary information, data, processes and other forms of information, knowhow and technology. We rely on a combination of patents, copyrights, trademarks, service marks, and trade secret laws to establish and protect our intellectual property. We also seek to control access to our proprietary information by entering into a combination of invention assignment agreements and nondisclosure agreements with our employees, consultants and with our third-party providers and strategic partners. While these agreements will give us contractual remedies upon any unauthorized use or disclosure of our proprietary business information or intellectual property, we cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information and we may not always be able to effectively monitor or prevent such unauthorized use of disclosure.

We also seek to protect our proprietary information and intellectual property though contractual restrictions in our commercial agreements with third party licensees, partners and other third parties. However, some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. Certain arrangements with joint development partners may limit our ability to protect, maintain, enforce or commercialize such intellectual property rights, including requiring agreement with or payment to our joint development partners before protecting, maintaining, licensing or initiating enforcement of such intellectual property rights, and may allow such joint development partners to register, maintain, enforce or license such intellectual property rights in a manner that may affect the value of the jointly-owned intellectual property or our ability to compete in the market.

We have filed, and may continue in the future to file, trademark and patent applications to protect certain of our innovations and intellectual property. However, we cannot guarantee that patents will issue on our pending patent applications or that we will be successful in registering our trademarks. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.

While software and other of our proprietary works may be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, primarily rely on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

We currently hold various domain names relating to our brand, including hippoinsurance.com, among others. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

While we take precautions designed to protect our intellectual property, there are steps that we have not yet taken to protect our intellectual property on a global basis. Additionally, the steps that we have already taken to protect our intellectual property may not be sufficient or effective. Third parties may knowingly or unknowingly infringe our proprietary rights and third parties may challenge proprietary rights held by us and we may not be able to prevent infringement or misappropriation of our proprietary rights without incurring substantial expense. If third parties copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused, and our ability to attract customers may be adversely affected. We may need to engage in litigation to enforce our rights. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or harm our reputation or brand.

Our services utilize third-party open source software components, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business.

The software powering our technology systems incorporates open source software and will continue to use open source software in the future. Use and distribution of open source software may entail greater risks than the use of third-party commercial software as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our services depend upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay new solutions introductions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platform.

Furthermore, some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release or license the source code of our proprietary software to the public. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition, and results of operations.

We may be unable to prevent or address the misappropriation of our data.

From time to time, third parties may misappropriate our data through website scraping, bots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites may have attempted to and may in the future attempt to misappropriate data and imitate our brand or the functionality of our website. If we become aware of such websites, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may not be adequate to protect us against the effect of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

We rely on the experience and expertise of our founder, senior management team, highly-specialized insurance experts, key technical employees and other highly skilled personnel.

Our success depends upon the continued service of Assaf Wand, our co-founder, Chief Executive Officer and a member of our board of directors, and senior management team, highly-specialized insurance experts and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. If we are unable to attract the requisite personnel, our business and prospects may be adversely affected. Each of our co-founder, executive officers, specialized insurance experts, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of our co-founder or any other member of our senior management team, specialized insurance experts or key personnel might significantly delay or prevent the achievement of our strategic business objectives and could harm our business. We rely on a small number of highly-specialized insurance experts, the loss of any one of whom could have a disproportionate impact on our business. Competition in our industry for qualified employees is intense. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Moreover, if and when the stock options or other equity awards are substantially vested, employees under such equity arrangements may be more likely to leave, particularly when the underlying shares have seen a value appreciation.

Furthermore, several members of our management team were hired recently. If we are not able to integrate these new team members or if they do not perform adequately, our business may be harmed.

We face significant competition for personnel, particularly in California, where our headquarters is located and in Texas, where many of our technical employees are located. To attract top talent, we have to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competitor actions. If we are unable to hire new employees quickly enough to meet our needs, or otherwise fail to effectively manage our hiring needs or successfully integrate new hires, including our recently hired management team members, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which in turn could have an adverse effect on our business, results of operations and financial condition.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

We may become subject to claims under Israeli law for remuneration or royalties for assigned invention rights by our Israel-based contractors or employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with employees and contractors, pursuant to which such employees and contractors assign to us all rights to any inventions created during and as a result of their employment or engagement with us. Under the Israeli Patents Law, 5727-1967 (the “Israeli Patents Law”), inventions conceived by an employee during and as a result of such employee’s employment are regarded as “Service Inventions,” which belong to the employer absent an agreement between the employee and employer providing otherwise.

The Israeli Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Israel Patents Law. Current case law clarifies that the right to receive consideration for Service Inventions can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Israeli Patents Law.

In addition, with respect to contractors, there is no clear arrangement under the Israeli Patents Law with respect to contractors’ ownership in inventions developed by them. Therefore, it is considered best practice to include, in the contractor’s engagement agreement, a provision whereby the parties agree that the company engaging such contractor shall own all intellectual property rights conceived or developed by the contractor during and as a result of such contractor’s engagement with the company, including a clear and explicit assignment provision with respect thereto and a waiver to receive additional consideration.

Although we generally enter into agreements with our contractors and employees pursuant to which they (i) assign to us all rights in and to inventions developed by them during and as a result of their employment or engagement with us; and (ii) waive any right to receive royalties, compensation or additional consideration in connection therewith (including, with respect to employees, waiver under Section 134 of the Israeli Patents Law), we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former contractors or employees, or be forced to litigate such monetary claims, which could negatively affect our business.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. We not only seek to engender a trusting relationship between our brand and our customers, but also among our employees. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

•	the increasing size and geographic diversity of our workforce, and our ability to promote a uniform and consistent culture across all our offices and employees;

•	competitive pressures to move in directions that may divert us from our mission, vision and values;

•	the continued challenges of a rapidly evolving industry; and

•	the increasing need to develop expertise in new areas of business that affect us.

Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, we would have to incur additional costs and find alternative methods to recruit key employees, which in turn could cause our business, results of operations and financial condition to be adversely affected.

Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers or where we are domiciled.

Approximately 70% of our total written premium for the year ended December 31, 2020 originated from customers in California and Texas. As a result of this concentration, if a significant catastrophe event or series of catastrophe events occur, such as a natural disaster, severe weather (such as the Texas hail storms in 2019 or the recent Texas winter storm), or the recent outbreak of a novel strain of coronavirus (“COVID-19”), and cause material losses in California and Texas, our business, financial condition and results of operation could be materially adversely affected. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes in the regulatory or legal environment affecting property and casualty insurance in California and Texas may expose us to more significant risks. In addition, as we are domiciled in Illinois, any adverse changes in the regulatory environment affecting property and casualty insurance in Illinois may also expose us to more significant risks.

Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses before we generate revenues, if any, from new products.

Because our insurance products require regulatory approvals, development cycles can take time. Moreover, development projects can be technically challenging and expensive, and may be delayed or defeated by the inability to obtain licensing or other regulatory approvals. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced. Such decreased customer demand may cause us to fall short of our sales targets, and we may nonetheless be unable to avoid substantial costs associated with the product’s development. If we are unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of our business may be harmed.

Our success depends upon the continued growth in the use of the internet for purchasing of insurance products.

We provide homeowners insurance products through our website that competes with traditional offline counterparts. While we also offer insurance through traditional, offline producers, the continued growth and acceptance of Hippo’s products and services will depend, to a large extent, on the continued growth in commercial use of the internet and our ability to innovate and distinguish our products and services from traditional markets.

Purchasers of insurance may develop the perception that purchasing insurance products online is not as effective as purchasing such products through a producer or other traditional offline methods, and the homeowners insurance markets may not migrate online as quickly as (or at the levels that) we expect. Moreover, if, for any reason, an unfavorable perception develops that data automation is less efficacious than traditional offline methods of purchasing insurance, underwriting, claims processing, and other functions that use data automation, our business, results of operations and financial condition could be adversely affected.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or acquire new lines of business, including those outside of the insurance industry, or offer new products and services within existing lines of business. There are risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed or are evolving. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. In addition, new business ventures may require different strategic management competencies and risk considerations compared to those of a traditional insurance company or compared to those of our existing management team. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have an adverse effect on our business, results of operations and financial condition.

Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our business, results of operations and financial condition.

Litigation and other proceedings may include, but are not limited to, complaints from or litigation by vendors, employees, customers, our insurance companies, or reinsurers, related to alleged breaches of contract or otherwise. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including the sale of insurance, and unfair trade or claim settlement practices. In addition, because we utilize our own and third party data, it is possible that customers or consumer groups could bring individual or class action claims, and regulators could bring actions alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damage amounts or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, applicability or adequacy of insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm our business and financial condition. See “Business — Legal Proceedings.”

Claims by others that we infringed their proprietary technology or other intellectual property rights could result in litigation which are expensive to support, and if resolved adversely, could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of trademarks, copyrights, patents and other intellectual property rights. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows and, from time to time, third parties may assert claims of infringement of intellectual property rights against us. There can be no assurance that we will be successful in defending against these allegations or reaching a business resolution that is satisfactory to us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, may now and in the future have significantly larger and more mature patent portfolios than us and have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to settle such litigation on terms that are unfavorable to us. Similarly, we may be subject to an unfavorable judgment which may not be reversible or is not reversed upon appeal. The terms of such settlement or judgment may require us to pay substantial damages, royalties or other fees, or subject us to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, each of which could adversely affect our business, results of operations and financial condition. Even if third party allegations of infringement do not result in litigation or are resolved in our favor or without significant expenses, the time and resources necessary to resolve them could harm our business, results of operations, financial condition and reputation.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

If we are unable to make acquisitions and investments, or unable to successfully integrate them into our business, our business, results of operations and financial condition could be adversely affected.

As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of and organizations of new businesses, new technologies, services and other assets and strategic investments that complement our business. We may evaluate target companies and make acquisitions in the future. There is no assurance that such acquired or organized businesses will be successfully integrated into our existing business or generate substantial revenue.

Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

•	intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

•	failure or material delay in closing a transaction, including as a result of regulatory review and approvals;

•	inadequacy of reserves for losses and loss expenses;

•	quality of their data and underwriting processes;

•	conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;

•	difficulties in obtaining regulatory approvals on our ability to be an acquirer;

•	a need for additional capital that was not anticipated at the time of the acquisition;

•	transaction-related lawsuits or claims;

•	difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•	difficulties in retaining key employees or business partners of an acquired company;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

•

failure to identify the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, accounting practices, or employee or user issues;

•	risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

•	theft of our trade secrets or confidential information that we share with potential acquisition candidates;

•	risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business;

•	adverse market reaction to an acquisition;

•	significant attention from management and disruption to our business; and

•	potential dilution in value to our stockholders.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, results of operations and financial condition could be adversely affected.

We may not be able to utilize a portion of our net operating loss carryforwards (“NOLs”) to offset future taxable income, which could adversely affect our net income and cash flows.

We are subject to federal and state income and non-income taxes in the United States. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating these taxes. Our effective tax rates could be affected by numerous factors, such as entry into new businesses and geographies, changes to our existing business and operations, acquisitions and investments and how they are financed, changes in our stock price, changes in our deferred tax assets and liabilities and their valuation, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles and interpretations. We are required to take positions regarding the interpretation of complex statutory and regulatory tax rules and on valuation matters that are subject to uncertainty, and IRS or other tax authorities may challenge the positions that we take.

As of December 31, 2020, we had U.S. federal and state NOL carryforwards of approximately $154.5 million and $41.5 million, respectively, available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Code, or otherwise. Of our U.S. federal NOL carryforwards, $9.2 million of losses will begin to expire in 2035 and $145.3 million of losses can be carried forward indefinitely. Under the Tax Cuts and Jobs Act of 2017, as modified by the Coronavirus Aid, Relief, and Economic Security Act, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income.

We may be unable to fully use our NOL carryforwards, if at all. Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change, by value, in the corporation’s equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation’s ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We have experienced two historical ownership changes (in 2016 and 2018) and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including as a result of this transaction, some of which may be outside of our control. If we undergo a future ownership change, we may be prevented from fully utilizing our NOL carryforwards existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize our NOL carryforwards. To the extent we are not able to offset future taxable income with our NOL carryforwards, our net income and cash flows may be adversely affected.

Our expansion strategy will subject us to additional costs and risks and our plans may not be successful.

Our success depends in significant part on our ability to expand into additional markets. Currently, Spinnaker Insurance Company is licensed to write limited lines of business in 50 states and the District of Columbia, and Hippo Analytics Inc. is licensed as an insurance agency in 50 states and the District of Columbia. We have targeted writing homeowners business across all 50 states, but we cannot guarantee that we will be able to provide nationwide coverage in the near term or at all. As of December 31, 2020, the Hippo insurance program was approved to be sold in 32 states. Moreover, one or more states could revoke our license to operate, or implement additional regulatory hurdles that could inhibit or limit our ability to obtain or maintain our license or grow our business in such states.

As we seek to expand, we may incur significant operating expenses, although our expansion may not be successful for a variety of reasons, including because of, among other things:

•	barriers to obtaining the required government approvals, licenses or other authorizations, including seasoning or other limitations imposed by a state;

•	failures in identifying and entering into joint ventures with strategic partners or entering into joint ventures that do not produce the desired results;

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challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and regulatory restrictions;

•	competition from incumbents that already own market share, better understand the market, may market and operate more effectively and may enjoy greater affinity or awareness; and

•	differing demand dynamics, which may make our product offerings less successful.

Expansion into new markets will require additional investments by us in both securing regulatory approvals and marketing. These incremental costs may include hiring additional personnel, as well as engaging third-party service providers and other research and development costs. If we grow our geographic footprint or product offering at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.

We are subject to payment processing risk.

We currently rely on a limited number of payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if any of these vendors becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.

Risks Relating to Hippo’s Industry

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Hippo Enterprises Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Hippo Holdings and its subsidiaries following the consummation of the Business Combination.

The insurance business, including the market for homeowners insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

Historically, insurance carriers writing homeowners insurance have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the homeowners insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We cannot predict with certainty whether market conditions affecting the homeowners insurance market and the insurance market in general will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency or severity of claims and premium defaults, and an uptick in the frequency of fraud including the falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations depends on our ability to accurately assess potential losses and loss adjustment expenses under the terms of the policies we underwrite for homeowners. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate as it is possible for us to underestimate the cost of claims and claims administration.

We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in the mix of customers and jurisdictions, changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends and legislative changes. Increases in claims severity can be impacted by increased costs including construction costs, availability of supplies, and other economic factors; and by litigation trends and precedent. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

Recorded claim reserves, including case reserves and incurred but not reported (“IBNR”) claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, contractual terms and changes in claim reporting, and settlement practices. External factors are also considered, such as court decisions, changes in law and litigation imposing unintended coverage. We also consider benefits, such as disallowing the use of benefit payment schedules, requiring coverage designed to cover losses that occur in a single policy period to losses that develop continuously over multiple policy periods or requiring the availability of multiple limits. Regulatory requirements and economic conditions are also considered.

Since reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are reestimated.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial strength rating, which would affect our ability to attract new business or to retain existing customers.

We are subject to extensive insurance industry regulations.

Currently, Spinnaker Insurance Company is licensed to write limited lines of business in 50 states and the District of Columbia, and Hippo Analytics Inc. is licensed as an insurance agency in 50 states and the District of Columbia. We have targeted writing homeowners business across all 50 states, but we cannot guarantee that we will be able to provide nationwide coverage in the near term or at all. As of December 31, 2020, the Hippo insurance program is approved to be sold in 32 states.

Each U.S. state regulator retains the authority to license insurance producers and insurance companies in their states, and a producer or company generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell or underwrite insurance to residents of the remaining states and territories of the United States for lines or products for which we are not authorized, which is likely to put us at a disadvantage among many of our competitors that have been in business much longer than us and are licensed to sell their insurance products in most, if not all, U.S. jurisdictions.

We are subject to extensive regulation and supervision in the states in which we transact business by the individual state insurance departments. This regulation is generally designed to protect the interests of consumers, and not necessarily the interests of insurers or producers, their shareholders or other investors. Numerous aspects of our insurance business are subject to regulation, including, but not limited to, premium rates, mandatory covered risks, limitations on the ability to non-renew or to cancel or elect not to renew business, prohibited exclusions, licensing and appointment of agents, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of customers, investments and capital, policy forms and coverages, advertising and other conduct, including restrictions on the use of credit information and other factors in underwriting, as well as other production, underwriting and claims practices. To the extent we decide to expand our current product offerings to include other insurance products, this would subject us to additional regulatory requirements and scrutiny in each state in which we elect to offer such products. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, discrimination in the business of insurance, and offering illegal inducements in connection with insurance sales. Noncompliance with any of such state statute may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. States also regulate various aspects of the contractual relationships between insurers and licensed agents and brokers.

Such laws, rules and regulations are usually overseen and enforced by the various state insurance departments, as well as through private rights of action and by state attorneys general. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, such as homeowners insurance rates and coverage forms, or which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences. The federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act (“FCRA”). Among other things, the FCRA requires insurance companies to have a permissible purpose before obtaining and using a consumer report for underwriting purposes, as well as comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws would subject us to regulatory fines and other sanctions. In addition, given our short operating history to-date and rapid speed of growth, we are particularly vulnerable to regulators identifying errors in the policy forms we use, the rates we charge, and our customer communications. As a result of any such noncompliance, regulators could impose fines, rebates or other penalties, including cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified.

Our ability to retain state licenses depends on our ability to meet licensing requirements enacted or promulgated in each state (sometimes based on model laws and regulations developed by the NAIC), subject to significant variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended, face monetary penalties, or be subject to seizure of assets. Any such events could adversely affect our business, results of operations or financial condition.

In addition, as a condition to writing business in certain states, insurance companies are often required to participate in various pools or risk sharing mechanisms or to accept certain classes of risk, regardless of whether such risks meet their underwriting requirements for voluntary business. Some states also limit or impose restrictions on the ability of an insurer to withdraw from certain classes of business. Certain states impose significant restrictions on a company’s ability to materially reduce its exposures, non-renew, or to withdraw from certain lines of business. State insurance departments can impose significant charges on an insurer in connection with a market withdrawal or refuse to approve withdrawal plans including on the grounds that they could lead to market disruption. Laws and regulations that limit cancellation and non-renewal of policies or that subject withdrawal plans to prior approval requirements may significantly restrict our ability terminate unprofitable risks or to exit unprofitable markets. Such actions and related regulatory restrictions may limit our ability to reduce our potential exposure including, but not limited to, catastrophe events such as hurricane-related losses.

A regulatory environment that requires rate increases to be approved and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

From time to time, political events and positions affect the insurance market, including efforts to reduce rates to a level that may prevent us from being profitable or may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state or provincial regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory challenges to rate increases. Such challenges affect our ability to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. In particular and by way of example, due to the COVID-19 pandemic, state regulators and legislators are under increased political pressure to provide financial relief to policyholders through premium rebates or requiring insurers to pay claims arising from COVID-19 related losses, regardless of the applicable policy’s exclusions.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer’s ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Laws and regulations of many states also limit an insurer’s ability to withdraw from one or more lines of insurance there, except pursuant to a plan that is approved by the state insurance department. Additionally, as addressed above, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our business, results of operations or financial condition could be adversely affected by any of these factors.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

In the past decade, various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. During the last approximately ten years, the NAIC adopted significant changes to the insurance holding company act and regulations (the “NAIC Amendments”). The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator.

The increasing adoption by states of cybersecurity regulations could impose additional compliance burdens on us and expose us to additional liability.

In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have adopted and others are considering new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. As of the summer of 2020, Alabama, Connecticut, Delaware, Indiana, Louisiana, Michigan, Mississippi, New Hampshire, Ohio, South Carolina, and Virginia have adopted versions of the NAIC Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the NAIC Insurance Data Security Model Law in the future. Although we take steps to comply with financial industry cybersecurity regulations and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in regulatory actions and other penalties. In addition, efforts to comply with new or existing cybersecurity regulations could impose significant costs on our business, which could materially and adversely affect our business, financial condition or results of operations.

The COVID-19 pandemic has caused disruption to our operations and may negatively impact our business, key metrics, or results of operations in numerous ways that remain unpredictable.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China and in March 2020 was recognized as a pandemic by the World Health Organization. Public and private sector policies and initiatives to reduce the transmission of COVID-19, such as the imposition of travel restrictions and the adoption of remote working, could impact our operations if our employees are unable to work effectively, including because of illness, quarantines, government actions, facility closures, or other restrictions. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps to help keep our employees healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases and cancellation of physical participation in meetings, events and conferences and to increase our use of web based solutions for business processes like meetings and working remote solutions).

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have severely impacted businesses worldwide, including many in the insurance sector. Insurers of travel, events or business interruption may be directly and adversely affected by claims from COVID-19 or the lock-down it engendered. Other insurers, in lines of business that are not directly impacted by COVID-19, may nevertheless be dependent on office-based brokers, in-person inspections, or teams that are poorly equipped to work from home — all of which can translate into value erosion. Finally, the broader financial crisis may hurt insurers in other ways, too. With interest rates at all-time lows, we, along with many insurers, have seen a decline on the return on capital.

COVID-19 is expected to impact our loss ratios as homes are being used more intensively due to the remote working environment. Home infrastructure and equipment breakdown are occurring more frequently due to increased use. COVID 19 has delayed our recoverability of premiums where moratoriums have been imposed and has delayed the launch of some of our Hippo Home Care products. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, uncertainty around its duration and ultimate impact persists, and the related financial impact on our business could change and cannot be accurately predicted at this time.

Furthermore, COVID-19 has impacted and may further impact the broader economies of affected countries, including negatively impacting economic growth, the proper functioning of financial and capital markets, foreign currency exchange rates and interest rates. It is possible that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession. This could result in an increase in fraudulent claims or a decrease in home sales, an increase in costs associated with claims under our policies, as well as an increase in the number of customers experiencing difficulty paying premiums, any of which could have a material adverse effect on our business and results of operations. Given that the COVID-19 situation is continuing to develop, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact it will continue to have on our business. For a further discussion of the effects of COVID-19 on our business, see “Hippo Management’s Discussion and Analysis of Financial Condition and Results of Operations — COVID-19 Impact.”

Severe weather events and other catastrophes, including the effects of climate change, global pandemics and terrorism, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our homeowners insurance business is exposed to the risk of severe weather conditions and other catastrophes. Severe weather events include, but are not limited to, winter storms, tornadoes, hurricanes, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. Catastrophes can be caused by various events, such as wildfires, tornadoes, tsunamis, hurricanes, tropical storms, earthquakes, windstorms, hailstorms, severe thunderstorms, fires, and other non-natural events such as explosions, civil unrest, terrorism or war. Additionally, seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires, and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter, and tornados and hailstorms in the spring and summer. The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns and as we diversify our base of premium such that our exposure more closely resembles the industry exposure, we should see the impact of these events on our business more closely resemble the impact on the broader industry.

The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair our ability to limit our liability under our policies. Severe weather conditions and catastrophes can cause greater losses for us, which can cause our liquidity and financial condition to deteriorate. Resulting reductions in our capital could materially adversely affect our ability to underwrite new or renew existing insurance policies. In addition, we may not be able to obtain reinsurance coverage at reasonable rates and in amounts or with coverages adequate to mitigate the risks associated with severe weather conditions and other catastrophes. While we only work with reinsurers whom we believe have acceptable credit, if our reinsurers are unable to pay for the claims for which they are responsible, we could be exposed to additional liability, which could have a material adverse effect on our business and results of operations. Catastrophic losses, such as the recent storms in Texas, may result in our insurance companies incurring losses greater than those experienced in prior years, the expected level of losses including modeled losses, and current reinsurance limits.

Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of snow, wind and thunderstorm events, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of homeowners insurance and reinsurance coverages, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of customers purchasing our insurance products and fluctuations in the timing and amount of our expenses. In addition, the insurance industry, and particularly homeowners insurance, are subject to their own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may affect our revenue. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns. Specifically, our revenues may be proportionately higher in our third fiscal quarter due to the seasonality of when homeowners purchase and move into new homes, which historically occurs at higher rates in the months of July, August and September. Accordingly, the amount of growth we experience may also be greater in the third quarter. As our business expands and matures, other seasonality trends may develop and the existing seasonality and customer behavior that we experience may change. Volatility in our key operating metrics or their rates of growth could have a negative impact on our financial results and investor perceptions of our business prospects and a failure to achieve our quarterly forecasts or to meet or exceed the expectations of research analysts or investors will cause our stock price to decline.

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

The demand for property and casualty insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting premiums, commissions and fees generated by our business. Some new accounts are sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets we serve could impact our ability to generate new business. The economic activity that impacts property and casualty insurance is most closely correlated with employment levels, corporate revenue and asset values.

Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to assess and predict our exposure to catastrophe losses.

Along with others in the insurance industry, models developed internally and by third party vendors are used along with our own historical data in assessing property insurance exposure to catastrophe losses. These models assume various conditions and probability scenarios; however, they do not necessarily accurately predict future losses or measure losses currently incurred. Further, the accuracy of such models may be negatively impacted by changing climate conditions, including increased weather severity patterns. Catastrophe models use historical information and scientific research about natural events, such as hurricanes and earthquakes, as well as detailed information about our in-force business. This information is used in connection with pricing and risk management activities. However, since actual catastrophic events vary considerably, there are limitations with respect to its usefulness in predicting losses in any reporting period. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models.

Our insurance company subsidiaries are subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action.

Our insurance company subsidiaries are subject to risk based capital standards and other minimum capital and surplus requirements. The risk based capital standards, based upon the Risk Based Capital Model Act developed by the NAIC and adopted in all states, including our insurance subsidiaries’ states of domicile, require our insurance company subsidiaries to report results of risk based capital calculations to their domestic regulator. These risk based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with the NAIC’s RBC formula, to its authorized control level risk based capital. Authorized control level risk based capital is determined using the NAIC’s risk based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

An insurance company with total adjusted capital that is less than 200% of its authorized control level risk based capital is at a company action level, which would require the insurance company to file a risk based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100%, and 70% of its authorized control level risk based capital. The lower the percentage, the more severe the regulatory response, including, in the event of a mandatory control level event (total adjusted capital falls below 70% of the insurer’s authorized control level risk based capital), placing the insurance company into receivership. As of December 31, 2020, Spinnaker Insurance Company’s risk based capital ratio was well in excess of minimum statutory requirements.

In addition, our insurance company subsidiaries are required to maintain certain minimum capital and surplus and generally must keep their net written premiums within specified multiples of its surplus that regulators customarily view as prudent. The insurance company subsidiaries could exceed these ratios if their volume increases faster than anticipated or if their surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Any failure by our insurance company subsidiaries to meet the applicable risk based capital or minimum statutory capital requirements or the writings ratio limitations regulators customarily use where we currently or may in the future conduct business could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

Any changes in existing risk based capital requirements, minimum statutory capital requirements, or customary writings ratios may require us to increase our statutory capital levels, which we may be unable to do.

Our insurance company subsidiaries are subject to assessments and other surcharges from state guaranty funds, and mandatory state insurance facilities, which may reduce our profitability.

The insurance laws of many states subject property and casualty insurers doing business in those states to statutory property and casualty guaranty fund assessments. The purpose of a guaranty fund is to protect customers by requiring that solvent property and casualty insurers pay the insurance claims of insolvent insurers. These guaranty associations generally pay these claims by assessing solvent insurers proportionately based on each insurer’s share of voluntary premiums written in the state. While most guaranty associations provide for recovery of assessments through subsequent rate increases, surcharges or premium tax credits, there is no assurance that insurers will ultimately recover these assessments, which could be material, particularly following a large catastrophe or in markets which become disrupted.

Maximum contributions required by law in any one year vary by state. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition and results of operations.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy and routinely reviewed by our investment committee. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates and overall debt markets given that a majority of our portfolio is invested in debt securities, treasury bills, municipal bonds and mortgage- and asset-backed securities. We have limited exposure to equities, but may in the future increase our portfolio’s allocation to equities. See “Hippo Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure About Market Risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

We may also invest in marketable equity securities. These securities are carried on the balance sheet at fair market value and are subject to potential losses and declines in market value.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.

There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend. As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in which the California Supreme Court eliminated long standing coverage limitations by a narrow reading of policy exclusions In these cases, insurers are required to create and write new exclusions to establish the intended coverage. These types of cases and the issues they raise may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

Risks Relating to Ownership of Hippo Common Stock

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Hippo Enterprises Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Hippo Holdings and its subsidiaries following the consummation of the Business Combination.

There may not be an active trading market for our common stock, which may make it difficult to sell shares of our common stock and there can be no assurance that the Company’s securities will be approved for listing on NYSE or that the Company will be able to comply with the continued listing standards of such exchange.

We intend to list the Hippo Holdings common stock and Hippo Holdings warrants on the NYSE under the symbols “HIPO” and “HIPO.WS,” respectively. However, it is possible that after the Business Combination, an active trading market will not develop or, if developed, that any market will not be sustained. This would make it difficult for you to sell shares of our common stock at an attractive price or at all. The market price per share of our common stock may not be indicative of the price at which shares of our common stock will trade in the public market after this transaction.

Further, the Company’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the transaction, NYSE or Nasdaq delists the Company’s securities from trading on its exchange for failure to meet the listing standards, the Company and its stockholders could face significant negative consequences including:

•	limited availability of market quotations for the Company’s securities;

•

a determination that the Company’s common stock is a “penny stock” which will require brokers trading in the company common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of the Company’s common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our common stock and warrants may be highly volatile, which could cause the value of your investment to decline.

Even if an active trading market develops following the Business Combination, the trading price of our common stock could be volatile, and you could lose all or part of your investment. The following factors, in addition to other factors described in this “Risk Factors” section and included elsewhere and incorporated by reference in this prospectus, may have a significant impact on the market price of our common stock:

•	the occurrence of severe weather conditions and other catastrophes;

•	our operating and financial performance, quarterly or annual earnings relative to similar companies;

•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	announcements by us or our competitors of acquisitions, business plans or commercial relationships;

•	any major change in our board of directors or senior management, including the departure of our founder;

•

sales of our common stock by us, our directors, executive officers, principal shareholders, our founder and/or the PIPE Investors, or expectations of such sales given the release of shares from applicable lock-ups over time;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our common stock;

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exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;

•	our creditworthiness, financial condition, performance, and prospects;

•	our dividend policy and whether dividends on our common stock have been, and are likely to be, declared and paid from time to time;

•	perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	regulatory or legal developments;

•	changes in general market, economic and political conditions;

•	conditions or trends in our industry, geographies or customers;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the impact of the COVID-19 pandemic on the Combined Company’s management, employees, partners, customers and operating results; and

•	threatened or actual litigation or government investigations.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could materially decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets, or our competitors. We do not currently have research coverage by industry or securities analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.

Some provisions of our Proposed Organizational Documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our Proposed Organizational Document, as well as provisions of the DGCL, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	our board of directors is classified into three classes of directors with staggered three-year terms, and directors are only able to be removed from office for cause;

•	nothing in our Proposed Certificate of Incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock;

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•	only our chairman of the board of directors, our chief executive officer, our president, or a majority of the board of directors are authorized to call a special meeting of stockholders;

•	no provision in our Proposed Organizational Documents provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

•	certain amendments to our Proposed Certificate of Incorporation will require the approval of two-thirds of the then outstanding voting power of our capital stock;

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our Proposed Bylaws will provide that the affirmative vote of two-thirds of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws;

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our Proposed Certificate of Incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

•	certain litigation against us can only be brought in Delaware.

Our Proposed Certificate of Incorporation states that we shall not engage in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Hippo Holdings Securities.”

Applicable insurance laws may make it difficult to effect a change of control.

Under applicable state insurance laws and regulations, no person may acquire control of a domestic insurance company until written approval is obtained from the state insurance commissioner on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. For example, pursuant to both the Illinois Holding Company Act and the Texas Holding Company Act, a person must either (a) seek regulatory approval from the Director or Commissioner of each state’s insurance regulatory authority prior to acquiring direct or indirect “control” of a domestic insurer by filing a “Form A” application, or (b) obtain an exemption from such requirement from the relevant Director or Commissioner if the transaction does not result in the actual change of “control” as defined in the state’s Holding Company Act. We cannot predict with certainty whether a state will approve applications for exemptions or the timing of such decisions by the states, or whether regulators may impose conditions on or in connection with these applications that might be considered burdensome in nature. If a state insurance regulatory authority were to deny an application for an exemption, we would be required to seek the prior approval of the regulatory authority of the transaction pursuant to a Form A filing. These requirements may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of our insurance company subsidiary, including through transactions that some or all of the stockholders might consider to be desirable.

Our Proposed Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Proposed Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless Hippo Holdings consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL, (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in such action.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering will provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

While we maintain directors’ and officers’ liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

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be required to have only two years of audited financial statements and only two years of related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

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be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•	be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); and

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be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act;

We currently intend to take advantage of each of the exemptions described above. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price. We could be an emerging growth company for up to five years after this transaction. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of (i) the year following our first annual report required to be filed with the SEC or (ii) the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance company subsidiaries ability to pay dividends to us is restricted by law.

We are a holding company that transacts a majority of our business through operating subsidiaries. Our ability to meet our operating and financing cash needs depends on the surplus and earnings of our subsidiaries, and upon the ability of our insurance subsidiaries to pay dividends to us.

Payments of dividends by our insurance company subsidiary are restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. The limitations are based on income and surplus determined in accordance with statutory accounting principles, not GAAP. The jurisdictions in which our current insurance company subsidiary is domiciled impose certain restrictions on the ability of our insurance company subsidiary to pay dividends to its parent. These restrictions are based, in part, on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid by giving prior notice to regulators. Dividends in larger amounts, or extraordinary dividends, are subject to a thirty-day prior notice period unless the insurance commissioner of the relevant state of domicile approves the dividend during that prior notice period. Under the insurance laws of Illinois and Texas, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of (1) 10% of the insurer’s surplus as regards policyholders as of the preceding December 31 and (2) net income for the 12-month period ending the preceding December 31. In addition, dividends may be paid only from earned surplus of the insurance company.

In addition, our insurance subsidiary could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. Our insurance subsidiary may also face competitive pressures in the future to maintain insurance financial stability or strength ratings. These restrictions and other regulatory requirements would affect the ability of our insurance subsidiary to make dividend payments and we may not receive dividends in the amounts necessary to meet our obligations.

We do not currently expect to pay any cash dividends.

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), liquidity, cash requirements, financial condition, retained earnings and collateral and capital requirements, general business conditions, contractual restrictions, legal, tax and regulatory limitations, the effect of a dividend or dividends upon our financial strength ratings, and other factors that our board of directors deems relevant. See “Dividend Policy.”

Because we are a holding company and all of our business is conducted through our subsidiaries, dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any of our future debt or preferred equity securities or our subsidiaries. Accordingly, if you purchase shares of our common stock in this transaction, realization of a gain on your investment will depend on the appreciation of the price of shares of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act and the listing standards of NYSE, may strain our resources, increase our costs, and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner. In addition, key members of our management team have limited experience managing a public company.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of the NYSE. These requirements will place a strain on our management, systems and resources and we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures, and internal controls over financial reporting. The NYSE will require that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, and comply with the Exchange Act and NYSE requirements, significant resources and management oversight will be required. This may divert management’s attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of our common stock.

We expect these reporting and corporate governance rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or its committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action, and potentially civil litigation.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

After the Business Combination, sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

As discussed elsewhere in this proxy statement/prospectus, pursuant to the Lock-Up Agreements and the Sponsor Agreement, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, Company Directors and Officers, and the Major Company Equityholders will be contractually restricted from selling or transferring any of their shares of Hippo Holdings common stock (other than shares purchased in the public market or in the PIPE Investment) and the shares of Hippo Holdings common stock issuable to the Company Directors and Officers upon settlement or exercise of Hippo Holdings options or other equity awards outstanding as of immediately following the Closing (the “Lock-up Shares”). See “BCA Proposal — Related Agreements — Lock-up Agreements” and “BCA Proposal — Related Agreements — Sponsor Agreement” for further details. Hippo Holdings may permit the Sponsor, the Company Directors and Officers and/or the Major Company Equityholders to sell shares prior to the expiration of the lock-up agreements at any time in its sole discretion. Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, the Lock-up Shares will be eligible for sale in the public market. If these additional shares of Hippo Holdings common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of Hippo Holdings common stock could decline.

Risks Related to the Business Combination and RTPZ

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to RTPZ prior to the consummation of the Business Combination.

The Sponsor and our directors and officers have agreed to vote their Founder Shares and any public shares they may hold in favor of the Business Combination, regardless of how RTPZ’s public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and our directors and officers have agreed, pursuant to the terms of the Sponsor Support Agreement, to vote their Founder Shares and any public shares held by them in favor of the Business Combination. As a result, in addition to the Founder Shares, we would need 8,625,001, or 37.5% (assuming all issued and outstanding shares are voted), or 1,437,501, or 6.25% (assuming only the minimum number of shares representing a quorum are voted), of the 23,000,000 public shares sold in our initial public offering to be voted in favor of the Business Combination in order to have such Business Combination (including all the Condition Precedent Proposals) approved. We expect that the Sponsor and our directors and officers will own at least 20% of our issued and outstanding ordinary shares at the time of any such shareholder vote. Accordingly, if we seek shareholder approval of our initial Business Combination, it is more likely that the necessary shareholder approval will be received than would be the case if such persons agreed to vote their Founder Shares in accordance with the majority of the votes cast by our public shareholders.

Neither the RTPZ board of directors nor any committee thereof obtained a third party valuation in determining whether or not to pursue the Business Combination.

Neither the RTPZ board of directors nor any committee thereof is required to obtain an opinion that the price that we are paying for Hippo is fair to us from a financial point of view. Neither the RTPZ board of directors nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, among other things, the RTPZ board of directors and management, together with its legal, financial and other advisors, conducted due diligence on Hippo. The RTPZ board of directors reviewed comparisons of selected financial data of Hippo with its peers in the industry and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of RTPZ’s shareholders. Accordingly, investors will be relying solely on the judgment of the RTPZ board of directors and management in valuing Hippo, and the RTPZ board of directors and management may not have properly valued such businesses. The lack of a third party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

Our ability to seek an alternative business combination is limited even if we determined the Business Combination is no longer in our shareholders’ best interest.

If we do not obtain shareholder approval at the extraordinary general meeting, Hippo can continually obligate us to hold additional extraordinary general meetings to vote on the Condition Precedent Proposals until the earlier of such shareholder approval being obtained and the Agreement End Date. This could limit our ability to seek an alternative business combination that our shareholders may prefer after such initial vote.

Since the Sponsor and RTPZ’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Hippo is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of RTPZ’s board of directors in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and RTPZ’s directors and officers have interests in such proposal that are different from, or in addition to, those of RTPZ shareholders and warrant holders generally. The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Officers in the Business Combination” for a further discussion of these considerations. These interests include, among other things, the interests listed below:

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Prior to RTPZ’s initial public offering, the Sponsor purchased the Founder Shares, and, in October 2020, the Sponsor transferred 30,000 Founder Shares to each of Byron Auguste, Julie Hanna, Lee Linden, and Linda Rottenberg, RTPZ’s independent directors. If RTPZ does not consummate a business combination by the Liquidation Date, it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,750,000 Founder Shares owned by the Sponsor and RTPZ’s independent directors would be worthless because following the redemption of the public shares, RTPZ would likely have few, if any, net assets and because the Sponsor and RTPZ’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of the 5,750,000 Founder Shares held by it if RTPZ fails to complete a business combination within the required period. Additionally, in such event, the 4,400,000 private placement warrants purchased by the Sponsor simultaneously with the consummation of RTPZ’s IPO for an aggregate purchase price of $6,600,000, will also expire worthless. Certain of RTPZ’s directors, Reid Hoffman and Mark Pincus, also have an economic interest in such private placement warrants and in the 5,750,000 Founder Shares owned by the Sponsor. The 5,750,000 shares of Hippo Holdings common stock into which the 5,750,000 Founder Shares held by the Sponsor and RTPZ’s independent directors will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted, fully vested and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/ prospectus. However, given that such shares of Hippo Holdings common stock will be subject to certain restrictions, including those described above, RTPZ believes such shares have less value. The 120,000 shares of Hippo Holdings common stock into which the 120,000 Founder Shares held by RTPZ’s independent directors will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/ prospectus. The 4,400,000 Hippo Holdings warrants into which the 4,400,000 private placement warrants held by the Sponsor will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per warrant on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus.

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Pursuant to the Sponsor Agreement, the Sponsor has the right to select, subject to Hippo Holdings’ reasonable consent, a director of Hippo Holdings for a two-year term. As such, in the future, that director may receive fees for serving as a director which may consist of cash or stock-based awards, and any other remuneration that Hippo Holdings’ board of directors determines to pay its non-employee directors.

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The Sponsor (including its representatives and affiliates) and RTPZ’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to RTPZ. For example, certain officers and directors of RTPZ, who may be considered an affiliate of the Sponsor, have also recently incorporated Reinvent Technology Partners (“RTP”) and Reinvent Technology Partners Y (“RTPY”), each of which is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting their respective initial business combinations. Mr. Hoffman and Mr. Pincus are Co-Lead Directors, Mr. Thompson is Chief Executive Officer, Chief Financial Officer and Director and David Cohen is Secretary of RTP and RTPY. The Sponsor and RTPZ’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to RTPZ completing its initial business combination. Moreover, certain of RTPZ’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. RTPZ’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to RTPZ, and the other entities to which they owe certain fiduciary or contractual duties, including RTP and RTPY. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in RTPZ’s favor and such potential business opportunities may be presented to other entities prior to their presentation to RTPZ, subject to applicable fiduciary duties under Cayman Islands Companies Act. RTPZ’s Cayman Constitutional Documents provide that RTPZ renounces its interest in any corporate opportunity offered to any director or officer of RTPZ.

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RTPZ’s existing directors and officers will be eligible for continued indemnification and continued coverage under RTPZ’s directors’ and officers’ liability insurance after the Mergers and pursuant to the Merger Agreement.

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Reinvent Capital Fund, an affiliate of RTPZ, subscribed for $10 million of the PIPE Investment, for which it will receive 1,000,000 shares of Hippo Holdings common stock. Each of Mr. Hoffman, Mr. Pincus, Mr. Thompson and Mr. Cohen has an economic interest in Reinvent Capital Fund. The 1,000,000 shares of Hippo Holdings common stock which Reinvent Capital Fund has subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. See “Certain Relationships and Related Person Transactions — RTPZ — Subscription Agreements”.

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In the event that RTPZ fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, RTPZ will be required to provide for payment of claims of creditors that were not waived that may be brought against RTPZ within the ten years following such redemption. In order to protect the amounts held in RTPZ’s trust account, the Sponsor has agreed that it will be liable to RTPZ if and to the extent any claims by a third party (other than RTPZ’s independent auditors) for services rendered or products sold to RTPZ, or a prospective target business with which RTPZ has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of RTPZ’s initial public offering against certain liabilities, including liabilities under the Securities Act.

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RTPZ’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on RTPZ’s behalf, such as identifying and investigating possible business targets and business combinations. However, if RTPZ fails to consummate a business combination by the Liquidation Date, they will not have any claim against the trust account for reimbursement. RTPZ’s officers and directors, and their affiliates, expect to incur (or guaranty) approximately $[                ] million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account). Accordingly, RTPZ may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

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Pursuant to the Registration Rights Agreement, the Sponsor, RTPZ’s independent directors and Reinvent Capital Fund will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Hippo Holdings common stock and warrants held by such parties following the consummation of the Business Combination.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with shareholder interests. See the section entitled BCA Proposal — Interests of RTPZ’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor as well as RTPZ’s directors and officers may have influenced their motivation in identifying and selecting Hippo as a business combination target, completing an initial business combination with Hippo and influencing the operation of the business following the initial business combination. In considering the recommendations of RTPZ’s board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of RTPZ’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in RTPZ’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require RTPZ to agree to amend the Merger Agreement, to consent to certain actions taken by Hippo or to waive rights that RTPZ is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Hippo’s business or a request by Hippo to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at RTPZ’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the officers or directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such officer(s) or director(s) between what he, she or they may believe is best for RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action.

We and Hippo will incur significant transaction and transition costs in connection with the Business Combination.

We and Hippo have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Hippo may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by Hippo Holdings following the closing of the Business Combination.

The announcement of the proposed Business Combination could disrupt Hippo’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Hippo’s business include the following:

•	its employees may experience uncertainty about their future roles, which might adversely affect Hippo’s ability to retain and hire key personnel and other employees;

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customers, suppliers, business partners and other parties with which Hippo maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with Hippo or fail to extend an existing relationship with Hippo; and

•	Hippo has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact Hippo’s results of operations and cash available to fund its business.

Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Hippo has identified all material issues or risks associated with Hippo, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of Hippo’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or Hippo Holdings. Additionally, we have no indemnification rights against the Hippo stockholders under the Merger Agreement and all of the purchase price consideration will be delivered at the Closing.

Accordingly, any shareholders or warrant holders of RTPZ who choose to remain Hippo Holdings stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

The historical financial results of Hippo and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Hippo Holdings’ actual financial position or results of operations would have been.

The historical financial results of Hippo included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows that Hippo would have achieved as a standalone company during the periods presented or those Hippo Holdings will achieve in the future. This is primarily the result of the following factors: (i) Hippo Holdings will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) Hippo Holdings’ capital structure will be different from that reflected in Hippo’s historical financial statements. Hippo Holdings’ financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare Hippo Holdings’ future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, RTPZ being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Hippo at Closing and the number of RTPZ Class A ordinary shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of Hippo Holdings’ future operating or financial performance and Hippo Holdings’ actual financial condition and results of operations may vary materially from Hippo Holdings’ pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The Hippo projected financial information considered by RTPZ may not be realized, which may adversely affect the market price of Hippo Holdings common stock following the completion of the Business Combination.

In performing its financial analyses, RTPZ relied on, among other things, certain information, including the forecasts and financial projections described in the section titled “BCA Proposal — Projected Financial Information”. The Hippo forecasts and financial projections were prepared by, or at the direction of, the management of Hippo. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Hippo. There can be no assurance that Hippo’s financial condition, including its cash flows or results of operations will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of Hippo Holdings common stock or the financial position of Hippo following the Business Combination.

We have a specified maximum redemption threshold. This redemption threshold may make it more difficult for us to complete the Business Combination as contemplated.

The Merger Agreement provides that Hippo’s obligation to consummate the Business Combination is conditioned on, among other things, the satisfaction of the Minimum Cash Condition.

The Minimum Cash Condition is for the sole benefit of Hippo. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. There can be no assurance that Hippo could and would waive the Minimum Cash Condition. In addition, pursuant to the Cayman Constitutional Documents, in no event will RTPZ redeem public shares in an amount that would cause Hippo Holdings’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

If such conditions are waived and the Business Combination is consummated with less than $450,000,000 in the aggregate from the trust account and the PIPE Investment, the cash held by Hippo Holdings and its subsidiaries (including Hippo) in the aggregate, after the Closing may not be sufficient to allow us to operate and meet our financial obligations as they become due. The additional exercise of redemption rights with respect to a large number of our public shareholders may make us unable to take such actions as may be desirable in order to optimize the capital structure of Hippo Holdings after consummation of the Business Combination and we may not be able to raise additional financing necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

The Sponsor may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

The Sponsor, Hippo or their directors, officers, advisors or respective affiliates may purchase public shares or warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares or warrants from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or warrants or vote their public shares in favor of the Condition Precedent Proposals, as discussed in “How do the Sponsor and the RTPZ directors and officers intend to vote their shares?”. Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

In connection with the Closing, we are not registering the shares of Hippo Holdings common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and resell the underlying warrant shares.

We are not registering the shares of Hippo Holdings common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the Warrant Agreement, we have agreed that, as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a registration statement covering the issuance of such shares, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of our initial business combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Hippo Holdings common stock until the warrants expire or are redeemed. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current, complete or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, we will be required to permit holders to exercise their warrants on a cashless basis, in which case, the shares of Hippo Holdings common stock that you will receive upon cashless exercise will be based on a formula subject to a maximum amount of shares equal to 0.361 shares of Hippo Holdings common stock per warrant (subject to adjustment). However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if Hippo Holdings’ common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 1 8(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws and no exemption is available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of Hippo Holdings common stock included in the units. There may be a circumstance where an exemption from registration exists for holders of our private placement warrants to exercise their warrants while a corresponding exemption does not exist for holders of the public warrants. In such an instance, the Sponsor and its permitted transferees (which may include our directors and executive officers) would be able to exercise their warrants and sell the ordinary shares underlying their warrants while holders of our public warrants would not be able to exercise their warrants and sell the underlying ordinary shares. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of Hippo Holdings common stock for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise their warrants.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to fund our working capital requirements, subject to an annual limit of $165,000 and/or to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable preference. As a result, a liquidator could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation would be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Past performance by any member or members of our management team, any of their respective affiliates, or Reinvent Capital Fund may not be indicative of future performance of an investment in Hippo or Hippo Holdings.

Past performance by any member or members of our management team or any of their respective affiliates, including RTP, or Reinvent Capital Fund, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of any member or members of our management team, any of their respective affiliates, RTP or Reinvent Capital Fund or any of the foregoing’s related investment’s performance, as indicative of the future performance of an investment in Hippo or Hippo Holdings or the returns Hippo or Hippo Holdings will, or are likely to, generate going forward.

The public stockholders will experience significant and immediate dilution as a consequence of the issuance of Hippo Holdings common stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the Incentive Award Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of Hippo Holdings.

It is anticipated that, following the Business Combination, (1) existing stockholders of Hippo will own 86.8% of outstanding Hippo Holdings common stock, (2) the Hippo PIPE Investors will own 1.6% of outstanding Hippo Holdings common stock, (3) the Third Party PIPE Investors will own 7.1% of outstanding Hippo Holdings common stock, (4) existing public shareholders of RTPZ (Class A ordinary shares) will own 3.6% of outstanding Hippo Holdings common stock and (5) the Sponsor and the current independent directors of RTPZ, as holders of the RTPZ Class B ordinary shares, will collectively own 0.9% of outstanding Hippo Holdings common stock. These percentages assume (i) that no public shareholders of RTPZ exercise their redemption rights in connection with the Mergers, (ii) the vesting and exercise (on a net share basis) of all Hippo Holdings options for shares of Hippo Holdings common stock, (iii) that Hippo Holdings issues 55,000,000 shares of Hippo Holdings common stock to the PIPE Investors in connection with the PIPE Investment, and (iv) that, pursuant to the Merger Agreement, Hippo Holdings will redeem an aggregate of 10,000,000 shares of Hippo Holdings common stock from certain stockholders of Hippo immediately following the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing shareholders in the combined company will be different.

The Third Party PIPE Investors have agreed to purchase 44,100,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $441 million of gross proceeds. Reinvent Capital Fund has agreed to purchase 1,000,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $10 million of gross proceeds. The Hippo PIPE Investors have agreed to purchase 9,900,000 shares of Hippo Holdings common stock, at $10.00 per share, for approximately $99 million of gross proceeds. If the actual facts are different from these assumptions, the percentage ownership retained by RTPZ’s existing shareholders in the combined company will be different.

In addition, Hippo employees and consultants hold, and after Business Combination, are expected to be granted, equity awards under the Incentive Award Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of Hippo Holdings common stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of RTPZ securities and may adversely affect prevailing market prices for our public shares or public warrants.

After Closing, warrants will become exercisable for Hippo Holdings common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Outstanding warrants to purchase an aggregate of 9,000,000 shares of Hippo Holdings common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. Under the current terms of the Warrant Agreement, these warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our initial public offering. If the Warrant Amendment Proposal is approved, the Warrant Agreement will be amended such that these warrants will become exercisable at any time commencing on the date that is 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of Hippo Holdings common stock will be issued, which will result in dilution to the holders of Hippo Holdings common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Hippo Holdings common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the public warrants may expire worthless.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding public warrants for cash at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of Hippo Holdings’ common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us in such a case (subject to limited exceptions) so long as they are held by our Sponsor or its permitted transferees, but the Sponsor has agreed, in addition to the existing exercise provisions in the Warrant Agreement, to exercise the private placement warrants if (a) Hippo Holdings elects to redeem the public warrants held by Hippo Holdings’ public shareholders, (b) the Reference Value exceeds $25.00 per share, and (c) there is an effective registration statement covering the issuance of shares of Hippo Holdings common stock issuable upon exercise of the private placement warrants, and a current prospectus relating thereto, available at the time of such exercise.

In addition, we have the ability to redeem the outstanding warrants (including the private placement warrants if the Reference Value is less than $18.00 per share) for shares of Hippo Holdings common stock at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of shares of Hippo Holdings common stock determined based on the redemption date and the fair market value of our Hippo Holdings common stock. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of ordinary shares received is capped at 0.361 shares of Hippo Holdings common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

Pursuant to the terms of the Warrant Amendment, the warrants will become exercisable, and we will have the ability to redeem the warrants (subject to certain conditions), at any time commencing on the date that is 30 days after the completion of the Business Combination.

If the Warrant Amendment is approved by at least 50% of the outstanding public warrants and the Sponsor (as the holder of all of the private placement warrants), the Warrant Agreement will be amended such that the warrants will become exercisable at any time commencing on the date that is 30 days after the completion of the Business Combination, which means that we will have the ability to redeem the warrants at any time commencing on the date that is 30 days after the completion of the Business Combination as well (subject to certain conditions). Approval of the Warrant Amendment is not a condition to the consummation of the Business Combination. Accordingly, the Business Combination can be completed even if the Warrant Amendment is not approved.

The NYSE may not list Hippo Holdings’ securities on its exchange, which could limit investors’ ability to make transactions in Hippo Holdings’ securities and subject Hippo Holdings to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of our securities on the NYSE, we will be required to demonstrate compliance with the NYSE’s initial listing requirements, which are more rigorous than the NYSE’s continued listing requirements. We will apply to have Hippo Holdings’ securities listed on the NYSE upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if Hippo Holdings’ securities are listed on the NYSE, Hippo Holdings may be unable to maintain the listing of its securities in the future.

If Hippo Holdings fails to meet the initial listing requirements and the NYSE does not list its securities on its exchange, Hippo would not be required to consummate the Business Combination. In the event that Hippo elected to waive this condition, and the Business Combination was consummated without Hippo Holdings’ securities being listed on the NYSE or on another national securities exchange, Hippo Holdings could face significant material adverse consequences, including:

•	a limited availability of market quotations for Hippo Holdings’ securities;

•	reduced liquidity for Hippo Holdings’ securities;

•

a determination that Hippo Holdings common stock is a “penny stock” which will require brokers trading in Hippo Holdings common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Hippo Holdings’ securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If Hippo Holdings’ securities were not listed on the NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

RTPZ’s and Hippo’s ability to consummate the Business Combination, and the operations of Hippo Holdings following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic.

The COVID-19 outbreak has adversely affected, and other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases or public health crises) could adversely affect, economies and financial markets worldwide, business operations and the conduct of commerce generally, and the business of Hippo or Hippo Holdings following the Business Combination could be adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Finally, the outbreak of COVID-19 may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to the market for our securities.

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for holders of RTPZ Class A ordinary shares and warrants.

U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) may be subject to U.S. federal income tax as a result of the Domestication. Because the Domestication will occur immediately prior to the redemption of RTPZ Class A ordinary shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. Additionally, non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) may become subject to withholding tax on any amounts treated as dividends paid on Hippo Holdings common stock after the Domestication.

A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) RTPZ Class A ordinary shares with a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of our earnings in income. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) RTPZ Class A ordinary shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of RTPZ stock entitled to vote and less than 10% or more of the total value of all classes of RTPZ stock, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its RTPZ Class A ordinary shares for Hippo Holdings common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the RTPZ Class A ordinary shares held directly by such U.S. Holder. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of RTPZ stock entitled to vote or 10% or more of the total value of all classes of RTPZ stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the RTPZ Class A ordinary shares held directly by such U.S. Holder. RTPZ does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication. If RTPZ’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its RTPZ Class A ordinary shares.

Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging RTPZ warrants for newly issued Hippo Holdings warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Because we are a blank check company with no current active business, we believe that it is likely that RTPZ is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of RTPZ Class A ordinary shares to recognize gain on the exchange of RTPZ Class A ordinary shares for Hippo Holdings common stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s RTPZ Class A ordinary shares. Proposed Treasury Regulations, if finalized in their current form would also apply to a U.S. Holder who exchanges RTPZ warrants for newly issued Hippo Holdings warrants; currently, however, the election mentioned above does not apply to RTPZ warrants (for discussion regarding the unclear application of the PFIC rules to RTPZ warrants, see “U.S. Federal Income Tax Considerations - PFIC Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of RTPZ. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

Upon consummation of the Business Combination, the rights of holders of Hippo Holdings common stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable than the rights of holders of RTPZ Class A ordinary shares arising under the Cayman Islands Companies Law as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of Hippo Holdings common stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our current memorandum and articles of association and the Cayman Islands Companies Law and, therefore, some rights of holders of Hippo Holdings common stock could differ from the rights that holders of RTPZ Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Law, such actions are generally available under the DGCL. This change could increase the likelihood that Hippo Holdings becomes involved in costly litigation, which could have a material adverse effect on Hippo Holdings.

In addition, there are differences between the new organizational documents of Hippo Holdings and the current constitutional documents of RTPZ. For a more detailed description of the rights of holders of Hippo Holdings common stock and how they may differ from the rights of holders of RTPZ Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of Hippo Holdings are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus and we urge you to read them.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

If we are not able to complete the Business Combination with Hippo by the Liquidation Date nor able to complete another business combination by such date, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the COVID-19 pandemic continues in the U.S. and, while the extent of the impact of the outbreak on RTPZ will depend on future developments, it could limit our ability to complete our initial business combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of the COVID-19 may negatively impact Hippo Holdings’ business following the Business Combination.

If we are not able to complete the Business Combination with Hippo by the Liquidation Date, nor able to complete another business combination by such date, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and its board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of (1) our completion of an initial business combination (including the Closing), and then only in connection with those public shares that such public shareholder properly elected to redeem, subject to certain limitations; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (A) modify the substance and timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we do not complete a business combination by the Liquidation Date or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if we have not completed an initial business combination by the Liquidation Date, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of public warrants will not have any right to the proceeds held in the trust account with respect to the public warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

If we have not completed our initial business combination, our public shareholders may be forced to wait until after the Liquidation Date before redemption from the trust account.

If we have not completed our initial business combination by the Liquidation Date, we will distribute the aggregate amount then on deposit in the trust account (less up to $100,000 of the net interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Law. In that case, investors may be forced to wait beyond the Liquidation Date, before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Cayman Constitutional Documents and only then in cases where investors have properly sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our Cayman Constitutional Documents prior thereto.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through to the Liquidation Date and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, and our warrants will expire worthless.

As of December 31, 2020, RTPZ had cash of $622,985 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of December 31, 2020, RTPZ had total current liabilities of $151,244.

The funds available to us outside of the trust account may not be sufficient to allow us to operate until the Liquidation Date, assuming that our initial business combination is not completed during that time. If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates is under any further obligation to advance funds to RTPZ in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of the public shares and the public warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING AND WARRANT HOLDERS MEETING OF RTPZ

General

RTPZ is furnishing this proxy statement/prospectus to our shareholders as part of the solicitation of proxies by our board of directors for use at the extraordinary general meeting and Warrant Holders Meeting of RTPZ, each to be held on [                ], 2021, and at any adjournments thereof. This proxy statement/prospectus is first being furnished to our shareholders and public warrant holders on or about                , 2021 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our shareholders and public warrant holders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting and/or Warrant Holders Meeting.

Date, Time and Place of Extraordinary General Meeting

The extraordinary general meeting will be held on [                ], 2021, at [                ], Eastern Time, at the offices of Sullivan & Cromwell LLP located at 125 Broad Street, New York, New York 10004 and virtually via live webcast at [                ], or such other date, time and place to which such meeting may be adjourned or virtually postponed, to consider and vote upon the proposals.

You will be permitted to attend the extraordinary general meeting in person at the offices of Sullivan & Cromwell LLP only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. Based on current guidance, we do not anticipate being able to accommodate shareholders who wish to attend in person, and we strongly urge you to attend the extraordinary general meeting virtually.

Date, Time and Place of Warrant Holders Meeting

The Warrant Holders Meeting will be held on [                ], 2021, at [                ], Eastern Time, at the offices of Sullivan & Cromwell LLP located at 125 Broad Street, New York, New York 10004 and virtually via live webcast at [                ], or such other date, time and place to which such meeting may be adjourned or virtually postponed, to consider and vote upon the proposals.

You will be permitted to attend the Warrant Holders Meeting in person at the offices of Sullivan & Cromwell LLP only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. Based on current guidance, we do not anticipate being able to accommodate shareholders who wish to attend in person, and we strongly urge you to attend the Warrant Holders Meeting virtually.

Purpose of the RTPZ Extraordinary General Meeting

At the extraordinary general meeting, RTPZ is asking holders of ordinary shares to:

•	consider and vote upon a proposal to approve by ordinary resolution and adopt the Merger Agreement attached to this proxy statement/prospectus statement as Annex A (the “BCA Proposal”);

•

consider and vote upon a proposal to approve by special resolution, assuming the BCA Proposal is approved and adopted, the change of RTPZ’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication Proposal”);

•

consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, assuming the BCA Proposal and the Domestication Proposal are approved and adopted, the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

•

to authorize the change in the authorized capital stock of RTPZ from (i) 500,000,000 RTPZ Class A ordinary shares, 50,000,000 RTPZ Class B ordinary shares and 5,000,000 preferred shares, each par value $0.0001 per share, to (ii) [                ] shares of Hippo Holdings common stock and [                ] shares of Hippo Holdings preferred stock (“Organizational Documents Proposal A”);

•

to authorize the board of directors of Hippo Holdings to issue any or all shares of Hippo Holdings preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by Hippo Holdings’ board of directors and as may be permitted by the DGCL (“Organizational Documents Proposal B”);

•

to provide that Hippo Holdings’ board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal C”);

•

to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Organizational Documents in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively), including (1) changing the corporate name from “Reinvent Technology Partners Z” to “Hippo Holdings Inc.” (2) making Hippo Holdings’ corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) electing not to be governed by Section 203 of the DGCL and, instead, to be governed by a provision substantially similar to Section 203 of the DGCL and (5) removing certain provisions related to RTPZ’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which RTPZ’s board of directors believes is necessary to adequately address the needs of Hippo Holdings after the Business Combination (“Organizational Documents Proposal D”);

•

for holders of RTPZ Class B ordinary shares, consider and vote upon a proposal to approve by ordinary resolution, to elect 8 directors who, upon consummation of the Business Combination, will be the directors of Hippo Holdings (the “Director Election Proposal”);

•

consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of NYSE Listing Rule 312.03 the issuance of Hippo Holdings common stock to (a) the PIPE Investors, including Reinvent Capital Fund and the Hippo PIPE Investors, pursuant to the PIPE Investment and (b) the holders of Hippo capital stock pursuant to the Merger Agreement (the “Share Issuance Proposal”);

•	consider and vote upon a proposal to approve by ordinary resolution, the Incentive Award Plan (the “Incentive Award Plan Proposal”);

•

consider and vote upon a proposal to approve by ordinary resolution, the ESPP (the “ESPP Proposal” and, collectively with the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Share Issuance Proposal and the Incentive Award Plan Proposal, the “Condition Precedent Proposals”); and

•

consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Purpose of the RTPZ Warrant Holders Meeting

At the Warrant Holders Meeting, RTPZ is asking the public warrant holders to:

•	amend the Warrant Agreement such that the exercise period for the warrants will commence 30 days after the first date on which RTPZ completes the Business Combination; and

•

approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal.

The Warrant Amendment Proposal is conditioned upon the approval of each of the Condition Precedent Proposals. The Warrant Holders Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of RTPZ Board of Directors

RTPZ’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of RTPZ’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Share Issuance Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

RTPZ’s board of directors believes the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal are in the best interest of RTPZ’s public warrant holders and unanimously recommends that its public warrant holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, if it is presented at the Warrant Holders Meeting.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal - Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

RTPZ shareholders and public warrant holders will be entitled to vote or direct votes to be cast at the extraordinary general meeting and Warrant Holders Meeting, respectively, if they owned ordinary shares and public warrants, respectively, at the close of business on [                ], 2021, which is the “record date” for the extraordinary general meeting and the Warrant Holders Meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. RTPZ warrants do not have voting rights in the extraordinary general meeting. As of the close of business on the record date, there were [                ] ordinary shares issued and outstanding, of which [                ] were issued and outstanding public shares.

Public warrant holders will have one vote at the Warrant Holders Meeting for each public warrant owned at the close of business on the record date. If you hold your public warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your public warrants are represented and voted at the Warrant Holders Meeting. As of the close of business on such record date, there were [                ] public warrants outstanding.

The Sponsor and each director and officer of RTPZ have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and RTPZ’s independent directors collectively own [    ]% of the issued and outstanding ordinary shares.

Quorum

A quorum of RTPZ shareholders and public warrant holders, as applicable, is necessary to hold valid meetings. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. A quorum will be present at the Warrant Holders Meeting if a majority of the warrants outstanding and entitled to vote at the Warrant Holders Meeting is represented virtually or by proxy. As of the record date for the extraordinary general meeting, [                ] ordinary shares would be required to achieve a quorum. As of the record date for the Warrant Holders Meeting, [                 ] warrants would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to RTPZ but marked by brokers as “not voted” will be treated as shares and/or public warrants present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares and/or public warrants voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares and/or public warrants with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders and public warrant Holders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum at the extraordinary general meeting, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal presented at the extraordinary general meeting.

Abstentions will have the same effect as a vote against the Warrant Amendment Proposal, but will have no effect on the Warrant Holder Adjournment Proposal, if presented. Broker non-votes will have the same effect as a vote against the Warrant Amendment Proposal, but will have no effect on the Warrant Holder Adjournment Proposal, if presented.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of the BCA Proposal. Therefore, if the BCA Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Each of the Organizational Documents Proposals is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the BCA Proposal. Therefore, if the BCA Proposal and the Domestication Proposal are not approved, Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the RTPZ Class B ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Pursuant to the Sponsor Support Agreement (as defined in this proxy statement/prospectus), the Sponsor and RTPZ’s independent directors, as holders of 100% of the RTPZ Class B ordinary shares, agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby. Therefore, the Director Election Proposal is expected to be approved by the Sponsor and RTPZ’s independent directors prior to the extraordinary general meeting. However, the Director Election Proposal is conditioned on the approval of the Organizational Documents Proposals, and, therefore, also conditioned on approval of the BCA Proposal and the Domestication Proposal. Therefore, if the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of the RTPZ Class B ordinary shares.

The approval of the Share Issuance Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the Director Election Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Incentive Award Plan Proposal is conditioned on the approval of the Share Issuance Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Share Issuance Proposal are not approved, the Incentive Award Plan Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The ESPP Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Share Issuance Proposal are not approved, the ESPP Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

The approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 50% of RTP’s outstanding public warrants. The Warrant Amendment Proposal is conditioned on the approval of the Condition Precedent Proposals. Therefore, if the Condition Precedent Proposals are not approved, the Warrant Amendment Proposal will have no effect, even if approved by holders of the public warrants.

The approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the public warrant holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting. The Warrant Holders Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares and/or Public Warrants

Each RTPZ ordinary share and public warrant that you own in your name entitles you to one vote at the extraordinary general meeting and Warrant Holders Meeting, respectively. Each proxy card shows the number of ordinary shares and public warrants, as applicable, that you own. If your shares or public warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares and/or public warrants you beneficially own are properly counted.

There are two ways to vote your ordinary shares and/or public warrants at the extraordinary general meeting and Warrant Holders Meeting, respectively:

•

You can vote by signing and returning the enclosed proxy card(s). If you vote by proxy card(s), your “proxy,” whose name is listed on the proxy card(s), will vote your shares and/or public warrants as you instruct on the proxy card(s). If you sign and return the proxy card(s) but do not give instructions on how to vote your shares and/or public warrants, your shares and/or public warrants will be voted as recommended by RTPZ’s board “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Adjournment Proposal, “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, in each case, if presented to the extraordinary general meeting or Warrant Holders Meeting, as applicable. Votes received after a matter has been voted upon at the extraordinary general meeting or Warrant Holders Meeting, as applicable, will not be counted. If your shares or public warrants, as applicable, are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way RTPZ can be sure that the broker, bank or nominee has not already voted your shares and/or public warrants.

Revoking Your Proxy

If you are a RTPZ shareholder and/or public warrant holder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify RTPZ’s Secretary in writing before the extraordinary general meeting and/or Warrant Holders Meeting that you have revoked your proxy; or

•	you may attend the extraordinary general meeting and/or Warrant Holders Meeting, as applicable, revoke your proxy, and vote online, as indicated above.

Who Can Answer Your Questions About Voting Your Shares and/or Public Warrants

If you are a shareholder and/or public warrant holder and have any questions about how to vote or direct a vote in respect of your ordinary shares and/or public warrants, you may call Morrow Sodali LLC, RTPZ’s proxy solicitor, by calling [                ] or banks and brokers can call collect at [                ], or by emailing [                ].

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of RTPZ that Hippo Holdings redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•	submit a written request to Continental, RTPZ’s transfer agent, that Hippo Holdings redeem all or a portion of your public shares for cash; and

•	deliver your certificates for public shares (if any) and any other required redemption forms to Continental, RTPZ’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [                ], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Therefore, the election to exercise redemption rights occurs prior to the Domestication and the redemption is with respect to the Hippo Holdings public shares that an electing public shareholder holds after the Domestication. For the purposes of Article 49.3 of RTPZ’s memorandum and articles of association and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Business Combination, Hippo Holdings shall satisfy the exercise of redemption rights by redeeming the corresponding public shares issued to the public shareholders that validly exercised their redemption rights.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, RTPZ’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them, regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its certificates for public shares (if any) and any other required redemption forms to Continental, RTPZ’s transfer agent, Hippo Holdings will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [                ], 2021, this would have amounted to approximately $[                ] per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of Hippo Holdings common stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Hippo Holdings public shares that have not been delivered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may not be withdrawn once submitted to RTPZ unless the board of directors of RTPZ determines (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). If you deliver your certificates for public shares (if any) and any other required redemption forms to Continental, RTPZ’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that RTPZ’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, RTPZ’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, RTPZ’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s certificates for public shares (if any) and any other required redemption forms have been delivered (either physically or electronically) to Continental, RTPZ’s agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director and officer of RTPZ have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and RTPZ’s independent directors collectively own [    ]% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public shares on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, was $[                ]. As of December 31, 2020, funds in the trust account totaled $230,000,000 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.00 per issued and outstanding public share.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. RTPZ cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Neither RTPZ’s shareholders nor RTPZ’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation Costs

RTPZ is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. RTPZ and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. RTPZ will bear the cost of the solicitation.

RTPZ has hired Morrow Sodali LLC to assist in the proxy solicitation process. RTPZ will pay that firm a fee of $[                ] plus disbursements. Such fee will be paid with non-trust account funds.

RTPZ will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. RTPZ will reimburse them for their reasonable expenses.

RTPZ Initial Shareholders

As of the date of this proxy statement/prospectus, there are [                ] ordinary shares issued and outstanding, which includes the [                ] Founder Shares held by the Sponsor and RTZP’s independent directors and [                ] public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of [                ] warrants, which includes the [                ] private placement warrants held by the Sponsor and [                ] public warrants.

The Sponsor and RTPZ’s directors and officers have agreed to vote all of their Founder Shares and any public shares they may hold in favor of the proposals being presented at the extraordinary general meeting.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Hippo or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (ii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of RTPZ’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Hippo or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Stock Issuance Proposal, Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) RTPZ’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BCA PROPOSAL

Overview

RTPZ is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement. RTPZ shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the subsection entitled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because RTPZ is holding a shareholder vote on the Mergers, RTPZ may consummate the Mergers only if they are approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the extraordinary general meeting.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about RTPZ, Hippo or any other matter.

Structure of the Mergers

On March 3, 2021, RTPZ entered into the Merger Agreement with Merger Sub and Hippo, pursuant to which, among other things, following the Domestication (including the change of RTPZ’s name to “Hippo Holdings Inc.”), (i) Merger Sub will merge with and into Hippo, with Hippo surviving the First Merger as a wholly owned subsidiary of Hippo Holdings, and (ii) immediately following the First Merger, Hippo (as the surviving corporation of the First Merger) will merge with and into Hippo Holdings, the separate corporate existence of Hippo will cease, and Hippo Holdings will be the surviving corporation.

Prior to and as a condition of the Mergers, pursuant to the Domestication, RTPZ will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which RTPZ’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For more information, see “The Domestication Proposal.”

Immediately prior to the Effective Time, (i) each share Hippo preferred stock will convert into one share of Hippo common stock (such conversion, the “Hippo Preferred Conversion”), (ii) all of the outstanding Hippo warrants will be exercised in full or terminated (the “Hippo Warrant Settlement”), and (iii) all of the outstanding Hippo Notes will be automatically converted into shares of Hippo common stock in accordance with their respective terms (the “Hippo Note Conversion”).

Consideration

Aggregate Merger Consideration

As a result of and upon the Closing, among other things, all outstanding shares of Hippo common stock (after giving effect to the Hippo Preferred Conversion, the Hippo Warrant Settlement and the Hippo Note Conversion) as of immediately prior to the Effective Time, and, together with shares of Hippo common stock reserved in respect of Hippo options outstanding as of immediately prior to the Closing that will be converted into options based on Hippo Holdings common stock, as discussed in the following section, will be cancelled in exchange for the right to receive an aggregate of 552,200,000 shares of Hippo Holdings common stock (at a deemed value of $10.00 per share), which, in the case of Hippo options, will be shares underlying awards based on Hippo Holdings common stock, representing a pre-transaction equity value of Hippo of $5.522 billion. The portion of the Aggregate Merger Consideration reflecting the conversion of the Hippo options is calculated assuming that all Hippo Holdings options are net-settled (although Hippo Holdings options may by their terms be cash-settled, resulting in additional dilution). An additional 55,000,000 shares of Hippo Holdings common stock will be purchased (at a price of $10.00 per share) at the Closing by the PIPE Investors in connection with the PIPE Investment. The proceeds of the PIPE Investment, together with the amounts remaining in RTPZ’s trust account as of immediately following the consummation of the Mergers, will be retained by Hippo Holdings. For additional information on the Merger Agreement, see “BCA Proposal — The Merger Agreement.”

Treatment of Hippo Options

As a result of and upon the Closing (as defined below), among other things, all Hippo options will be converted into Hippo Holdings options. The portion of the Aggregate Merger Consideration reserved for the conversion of the Hippo options is counted using the treasury stock method.

Subject to the terms of the Merger Agreement, each Hippo Holdings Option will provide the right to purchase a number of whole shares of Hippo Holdings common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Hippo common stock subject to the applicable Hippo Option multiplied by (ii) the Exchange Ratio. The exercise price for each Hippo Holdings Option will equal (i) the exercise price of the applicable Hippo Option divided by (ii) the Exchange Ratio (rounded up to the nearest whole cent).

Immediately prior to the Closing, the board of directors of Hippo shall amend the Hippo Enterprises Inc. 2019 Stock Option and Grant Plan (the “2019 Plan”) and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new Hippo Options will be granted under the 2019 Plan.

Closing

In accordance with the terms and subject to the conditions of the Merger Agreement, the Closing will take place at 10:00 a.m., Eastern Time, on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Representations and Warranties

The Merger Agreement contains representations and warranties of RTPZ, Merger Sub and Hippo, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. See “— Material Adverse Effect” below. The representations and warranties of RTPZ are also qualified by information included in RTPZ’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).

Representations and Warranties of Hippo

Hippo has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of Hippo and its subsidiaries, financial statements, insurance subsidiaries, statutory statements, insurance contracts, reinsurance, risk-based capital, producers, company producers, regulatory examinations, agreements with insurance regulators, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, Hippo benefit plans, employment and labor relations, taxes, brokers’ fees, insurance, licenses, tangible personal property, real property, intellectual property, data privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance, information supplied and vendors.

The representations and warranties of Hippo identified as fundamental under the terms of the Merger Agreement are those made pursuant to: the first and second sentences of Section 4.1 of the Merger Agreement (Company Organization), the first and second sentences of Section 4.2 of the Merger Agreement (Subsidiaries), Section 4.3 of the Merger Agreement (Due Authorization), Section 4.6 of the Merger Agreement (Capitalization of Hippo), Section 4.7 of the Merger Agreement (Capitalization of Subsidiaries) and Section 4.25 of the Merger Agreement (Brokers’ Fees) (collectively, the “Hippo Fundamental Representations”).

Representations and Warranties of RTPZ and Merger Sub

RTPZ and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing, financial statements, governmental authorities and consents, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, stock market quotation, registration statement and proxy statement and proxy statement/registration statement and no outside reliance.

Survival of Representations and Warranties

Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Hippo are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of RTPZ are qualified in whole or in part by a standard based on a material adverse effect on the ability of RTPZ to enter into and perform its obligations under the Merger Agreement for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a material adverse effect with respect to Hippo (“Hippo Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively,

“Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Hippo and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of Hippo to consummate the Mergers.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Hippo Material Adverse Effect”:

(i)	any change in applicable laws or GAAP or any COVID-19 Measures (as defined in the Merger Agreement) or any interpretation thereof following the date of the Merger Agreement;

(ii)	any change in interest rates or economic, political, business or financial market conditions generally;

(iii)	the taking of any action required by the Merger Agreement;

(iv)

any natural disaster (including hurricanes, storms, tornados, flooding, wildfires, earthquakes, volcanic eruptions or similar occurrences), pandemic, outbreak of disease or illness or public health event (including COVID-19) or change in climate;

(v)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, civil unrest, local, national or international political conditions;

(vi)

any failure of Hippo to meet any projections or forecasts (provided that this clause will not prevent a determination that any Event not otherwise excluded from this definition of Hippo Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Hippo Material Adverse Effect);

(vii)	any Events generally applicable to the industries or markets in which Hippo and its subsidiaries operate;

(viii)

the announcement of the Merger Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Hippo and its subsidiaries (it being understood that this clause will be disregarded for purposes of the representation and warranty in Section 4.4 of the Merger Agreement and the corresponding condition to Closing); or

(ix)	any action taken by, or at the written request of, RTPZ or Merger Sub.

Any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Hippo Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of Hippo and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Hippo and its subsidiaries conduct their respective operations (which shall include the insurance and insurance technology industries generally), but only to the extent of the incremental disproportionate effect on Hippo and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Hippo and its subsidiaries conduct their respective operations.

Covenants and Agreements

Hippo has made covenants relating to, among other things, conduct of its business, inspection, preparation and delivery of certain audited and unaudited financial statements, affiliate agreements and no solicitation of acquisition proposals.

RTPZ has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, listing, no solicitation of business combination proposals, conduct of its business, post-

closing directors and officers, domestication, indemnification and insurance, RTPZ public filings, PIPE Investment subscriptions and stockholder litigation.

Conduct of Business by Hippo

Hippo has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Merger Agreement or the Ancillary Agreements (as defined below), as consented to by RTPZ in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law (including COVID-19 Measures), use commercially reasonable efforts to (x) operate the business of Hippo in the ordinary course and (y) preserve intact Hippo’s present business organization, retain Hippo’s current officers, and preserve Hippo’s relationships with its key suppliers and customers (if applicable).

During the Interim Period, Hippo has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Merger Agreement, including the Hippo disclosure letter thereto (the “Hippo Disclosure Letter”), as consented to by RTPZ in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law (including COVID-19 Measures):

•

change or amend the governing documents of Hippo or any of Hippo’s subsidiaries or form or cause to be formed any new subsidiary of Hippo (other than the formation of a wholly owned subsidiary of Hippo and any change or amendment of the governing documents of any of Hippo’s subsidiaries made in the ordinary course of business);

•

make or declare any dividend or distribution to the equityholders of Hippo or make any other distributions in respect of any shares of Hippo’s capital stock or the equity interests of Hippo or any of its subsidiaries;

•

split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Hippo’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of Hippo that remains a wholly owned subsidiary of Hippo after consummation of such transaction;

•

purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Hippo or its subsidiaries, except for (i) the acquisition by Hippo or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of Hippo or its subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) transactions between Hippo and any wholly-owned subsidiary of Hippo or between wholly owned subsidiaries of Hippo or (iii) purchases or redemptions pursuant to exercises of Hippo Options or Hippo Warrants issued and outstanding as of the date of the Merger Agreement (or, with respect to Hippo Options, issued in compliance with the Merger Agreement) or the withholding of shares to satisfy net settlement or tax obligations with respect to Hippo Options or Hippo Warrants outstanding as of the date of the Merger Agreement (or, with respect to Hippo Options, issued in compliance with the Merger Agreement) in accordance with the terms of such Hippo Options or Hippo Warrants;

•

enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contracts or real property leases, other than in the ordinary course of business or as required by law;

•

sell, assign, transfer, convey, lease or otherwise dispose of, or create or incur any lien (except for certain permitted liens as set forth in the Merger Agreement) on any material tangible assets or properties of Hippo or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment (ii) transactions among Hippo and its wholly owned subsidiaries or among its wholly owned subsidiaries and (iii) transactions in the ordinary course of business;

•	acquire any ownership interest in any real property;

•

other than as required by law or an existing Hippo benefit plan, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee of Hippo or its subsidiaries that is not a Key Company Employee (as defined in the Merger Agreement) in the ordinary course of business, (ii) hire or terminate the employment of any Key Company Employee, other than terminations of employment for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Hippo benefit plan, except as permitted under the Merger Agreement, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business, (v) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment of vesting of any compensation or benefit payable by Hippo or any of Hippo’s subsidiaries, except in the ordinary course of business for employees other than Key Company Employees or (vi) forgive any loans or issue any loans to employees, officers, directors or other individual service providers of Hippo or any of Hippo’s subsidiaries;

•

acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•

(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Hippo or any subsidiary of Hippo or otherwise incur or assume any indebtedness, or (ii) guarantee any indebtedness of another person, except, in each case, in the ordinary course of business in amounts not to exceed $2,500,000 individually or $10,000,000 in the aggregate or in respect of any such debt securities, warrants, rights to acquire debt securities, indebtedness or guarantee of indebtedness between Hippo and any subsidiary of Hippo, on the one hand, and any other subsidiary of Hippo, on the other hand;

•

(i) make or change any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement, (v) settle any claim or assessment in respect of material taxes, (vi) surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes;

•

take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

•

(i) issue any additional shares of Hippo capital stock or securities exercisable for or convertible into shares of Hippo capital stock, other than (a) upon the exercise of Hippo Options pursuant to their terms in the ordinary course of business under the 2019 Plan and applicable award agreements or (b) upon the exercise of Hippo Warrants or conversion of Hippo Notes, in each case, outstanding on the date of the Merger Agreement, or (ii) grant any additional Hippo Options or other equity or equity-based compensation, except in connection with new hires and promotions for employees other than Key Company Employees in the ordinary course of business;

•

adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Hippo or its subsidiaries (other than the Mergers);

•

waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except in the ordinary course of business (including with respect to ordinary course claims under, and within the applicable policy limits of, insurance contracts or reinsurance contracts of Hippo) or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 in the aggregate;

•

sell, assign, transfer, convey, license, encumber or divest (or agree to do any of the preceding) any intellectual property that is material to Hippo and its subsidiaries (other than non-exclusive licenses granted in the ordinary course of business), or dispose of, abandon or permit to lapse any rights to any material Hippo registered intellectual property except for the expiration of any such Hippo registered intellectual property in accordance with the applicable statutory term;

•	make or commit to make capital expenditures other than in an amount not in excess of the amount disclosed in the Hippo Disclosure Letter, in the aggregate;

•

enter into, modify, amend, renew or extend any collective bargaining agreement (other than as required by applicable law), or recognize or certify any labor organization, or group of employees of Hippo or its subsidiaries as the bargaining representative for any employees of Hippo or its subsidiaries;

•	terminate without replacement or fail to use reasonable efforts to maintain any license that is material to the conduct of the business of Hippo and its subsidiaries, taken as a whole;

•	waive the restrictive covenant obligations of any current or former employee of Hippo or any of Hippo’s subsidiaries;

•

voluntarily terminate without replacement or amend in a manner materially detrimental to the Company or any of its Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of the Company’s subsidiaries;

•

terminate or commute, nor materially modify, amend or waive compliance with any material provision of any reinsurance contracts or any material insurance contracts of Hippo, other than in the ordinary course of business;

•

make any material changes in the methods, policies, practices or principles of Hippo or any of its subsidiaries in effect on the date of the Merger Agreement with respect to reserving, hedging, underwriting, pricing, investing, risk management, reinsurance, marketing or claims administration or adopt any new reserving, hedging, underwriting, pricing, investing, risk management, reinsurance, marketing or claims administration methods, policies, practices or principles, except in each case in the ordinary course of business or to the extent required by applicable law, applicable SAP or GAAP;

•

reduce or strengthen any reserves, provisions for losses and other liability amounts in respect of the insurance contracts and reinsurance contracts of Hippo, except (i) to the extent required by applicable law or GAAP or (ii) other than in the ordinary course of business, including as a result of loss or expense payments to other parties in accordance with the terms of such insurance contracts and reinsurance contracts; or

•	enter into any agreement to take any of the above actions prohibited under the Merger Agreement.

Conduct of Business of RTPZ

During the Interim Period, RTPZ has agreed that it will, and will cause Merger Sub to, except as otherwise explicitly contemplated by the Merger Agreement (including as contemplated by the PIPE Investment), in connection with the Domestication, as required by law (including COVID-19 Measures) or as consented to by Hippo in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use commercially reasonable efforts to (x) operate the business of RTPZ in the ordinary course and (y) preserve intact RTPZ’s present business organization, retain RTPZ’s current officers, and preserve RTPZ’s relationships with its shareholders and other business relationships.

During the Interim Period, RTPZ has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement (including as contemplated by the PIPE Investment or in connection with the Domestication) or the Ancillary Agreements (as defined below), as consented to by Hippo in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law (including COVID-19 Measures):

•

seek any approval from RTPZ’s shareholders to change, modify or amend the Trust Agreement or the governing documents of RTPZ or Merger Sub, except as otherwise contemplated by the Transaction Proposals or the RTPZ Warrant Amendment Proposal;

•

except as contemplated by the Transaction Proposals or the RTPZ Warrant Amendment Proposal, (i) make or declare any dividend or distribution to the shareholders of RTPZ or make any other distributions in respect of any of RTPZ’s or Merger Sub’s capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of RTPZ’s or Merger Sub’s capital stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of RTPZ or Merger Sub other than a redemption of shares of RTPZ Class A ordinary shares effected in connection with the Mergers;

•

(i) make or change any material election in respect of material taxes, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement, (v) settle any claim or assessment in respect of material taxes, (vi) surrender or allow to expire any right to claim a refund of material taxes, or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes;

•

take any action, or knowingly fail to take any action (excluding, for the avoidance of doubt, increasing the aggregate merger consideration to be received by the equityholders of Hippo pursuant to the Merger Agreement), where such action or failure to act could reasonably be expected to prevent either the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

•

other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of RTPZ or Merger Sub (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•

other than the Sponsor working capital loans, incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of RTPZ or any of RTPZ’s subsidiaries or guaranty any debt securities of another person, other than any indebtedness for borrowed money or guarantee (i) incurred in the ordinary course of business and in an aggregate amount not to exceed $100,000 or (ii) incurred between RTPZ and Merger Sub;

•

incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of RTPZ (which includes any indebtedness in respect of any Sponsor working capital loan incurred in the ordinary course of business);

•

other than with respect to the PIPE Investment or the Sponsor working capital loans or as expressly contemplated by the Merger Agreement, (i) issue any securities of RTPZ or securities exercisable for or convertible into securities of RTPZ, other than the issuance of the Aggregate Merger Consideration, (ii) grant any options, warrants or other equity-based awards with respect to securities of RTPZ not outstanding on the date of the Merger Agreement or (iii) amend, modify or waive any of the material terms or rights set forth in any RTPZ warrant or the RTPZ Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

•	enter into any agreement to do any of the above actions prohibited under the Merger Agreement.

Covenants of RTPZ

Pursuant to the Merger Agreement, RTPZ has agreed, among other things, to:

•

prior to the Closing Date, obtain approval for and adopt the Incentive Award Plan, the Restricted Stock Unit Agreement, the Option Award Agreement and the ESPP, in each case, with such changes that may be agreed in writing by RTPZ and Hippo;

•

within two business days following the expiration of the sixty-day period after RTPZ has filed current Form 10 information with the SEC, file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to Hippo Holdings’ common stock issuable under the Incentive Award Plan and/or the ESPP and use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;

•

take certain actions so that the Trust Amount will released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•	during the Interim Period, ensure RTPZ remains listed as a public company on the NYSE;

•

during the Interim Period, not, and cause its subsidiaries not to, and instruct its and their representatives not to, initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of the Merger Agreement;

•	subject to the terms of RTPZ’s governing documents, take all such action within its power as may be necessary or appropriate such that immediately following the effective time of the Merger:

•

the board of directors of Hippo Holdings shall consist of (i) an individual designated by RTPZ, subject to Hippo’s reasonable approval, as a director pursuant to the Sponsor Agreement, (ii) individuals to be designated by Hippo as directors, as listed in the section titled “Management of Hippo Holdings Following the Business Combination,” subject to requirements of the NYSE, and (iii) Michael Thompson as a non-voting board observer, subject to the terms of the Sponsor Agreement;

•

the board of directors of Hippo Holdings shall have a majority of “independent” directors for the purposes of NYSE listing rules, each of whom shall serve in such capacity in accordance with the terms of the governing documents of Hippo Holdings following the Effective Time; and

•

the initial officers of RTPZ will be as set forth in Hippo’s disclosure letter (and are listed under “Executive Officers” in the section titled “Management of Hippo Holdings Following the Business Combination”), who will serve in such capacity in accordance with the terms of the governing documents of Hippo Holdings following the Effective Time;

•	subject to approval of RTPZ’s shareholders, cause the Domestication to become effective prior to the Effective Time (see “Domestication Proposal”);

•

after the Effective Time, indemnify and hold harmless each present and former director and officer of Hippo and RTPZ and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;

•

maintain, and cause its subsidiaries to maintain for a period of not less than six years from the Effective Time (i) provisions in their respective governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and their subsidiaries’ former and current officers, directors and employees and agents, no less favorable than as contemplated by the applicable governing documents of Hippo immediately prior to the Effective Time and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by RTPZ’s, Hippo’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms no less favorable than the terms of such current insurance coverage, except that in no event will RTPZ be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by RTPZ or Hippo, as applicable, for such insurance policy for the year ended December 31, 2020;

•

on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of Hippo and RTPZ with the post-Closing directors and officers of Hippo Holdings, which indemnification agreements will continue to be effective following the Closing;

•

from the date of the Merger Agreement through the Effective Time, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

•

(i) as promptly as practicable after this registration statement is declared effective under the Securities Act, (A) cause the proxy statement/prospectus to be disseminated to RTPZ shareholders in compliance with applicable law, (B) solely with respect to the Transaction Proposals and the RTPZ Warrant Amendment Proposal, duly give notice of and convene and hold a meeting of its shareholders in accordance with RTPZ’s governing documents and Section 710 of the NYSE Listing Rules for a date no later than thirty (30) business days following the date this registration statement is declared effective, and (C) solicit proxies from the holders of RTPZ public shares to vote in favor of each of the Transaction Proposals and from the holders of RTPZ public warrants to vote in favor of the RTPZ Warrant Amendment Proposal, and (ii) provide its public shareholders with the opportunity to elect to effect a redemption;

•

recommend to its public shareholders and public warrantholders, as applicable, through its board of directors, the approval of the Transaction Proposals and the RTPZ Warrant Amendment Proposal and not withdraw, amend, qualify or modify such recommendations;

•

except as otherwise approved in writing by Hippo (which approval shall not be unreasonably withheld, conditioned or delayed) or as would not increase conditionality or impose any new obligation on Hippo or RTPZ, reduce the Committed PIPE Investment Amount or the subscription amount under any PIPE Subscription Agreement or reduce or impair the rights of RTPZ under any PIPE Subscription Agreement, not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision) and so long as the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Hippo Holdings common stock contemplated thereby;

•

use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) RTPZ the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms; and

•	prior to the Closing Date, promptly notify and keep Hippo reasonably informed of the status of any litigation brought or, to RTPZ’s knowledge, threatened in writing against RTPZ or its board of directors by any of RTPZ’s stockholders in connection with the Merger Agreement, any Ancillary Agreement or the transactions contemplated therein, and provide Hippo with the opportunity to participate in the defense of such litigation, give due consideration to Hippo’s advice with respect thereto and not settle any such litigation without the prior written consent of Hippo (such consent not to be unreasonably withheld, conditioned or delayed).

Covenants of Hippo

Pursuant to the Merger Agreement, Hippo has agreed, among other things, to:

•

use its reasonable best efforts to obtain the requisite stockholder approval necessary to adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers (the “Hippo Stockholder Approval”), either by (i) written consent of the holders of shares of Hippo capital stock sufficient to obtain the Hippo Stockholder Approval promptly (and in any event within three (3) business days) following the time at which this registration statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, and prepare and deliver a notice of action by written consent and appraisal rights as required by Sections 228(e) and 262 of the DGCL and such other documents required by law to such stockholders that did not deliver such written consent or (ii) in the event Hippo is unable to obtain such written consent, by calling and holding a meeting of the stockholders of Hippo for the purpose of voting solely upon the adoption of the Merger Agreement and the transactions contemplated thereby, including the Mergers, as soon as reasonably practicable after this registration statement is declared effective under the Securities Act;

•

recommend to its stockholders, through its board of directors, the adoption of the Merger Agreement and the transactions contemplated thereby, and not withdraw, amend, qualify or modify such recommendation;

•

subject to confidentiality obligations (whether contractual, imposed by applicable law or otherwise) that may be applicable to information furnished to Hippo or any of its subsidiaries by third parties and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law (including COVID-19 Measures), afford RTPZ and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives with all financial and operating data and other information concerning the affairs of Hippo and its subsidiaries that are in the possession of Hippo or its subsidiaries as such representatives may reasonably request, subject to certain exceptions;

•

provide to RTPZ and, if applicable, its accountants, counsel or other representatives, (i) such information and such other materials and resources relating to any legal proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of Hippo and its subsidiaries during the Interim Period, in each case, as RTPZ or such representative may reasonably request, (ii) prompt written notice of any material status updates in connection with any such legal proceedings or otherwise relating to any compliance and risk management matters or decisions of Hippo or its subsidiaries, and (iii) copies of any communications sent or received by Hippo or its subsidiaries in connection with such legal proceedings, matters and decisions;

•

deliver to RTPZ, as soon as reasonably practicable following the date of the Merger Agreement, (i) audited financial statements (together with the auditor’s reports thereon) of Hippo and its subsidiaries as of and for the year ended December 31, 2020 and (ii) if the Closing has not occurred prior to May 17, 2021, unaudited financial statements of Hippo and its subsidiaries as of and for the three-month period ended March 31, 2021;

•

use reasonable best efforts to deliver to RTPZ, as soon as reasonably practicable following the date of the Merger Agreement, any additional financial or other information reasonably requested by RTPZ to prepare pro forma financial statements required under federal securities laws to be included in RTPZ’s filings with the SEC (including, if applicable, this registration statement);

•

use reasonable best efforts to cause its independent auditors to provide any necessary consents to the inclusion of the financial statements in RTPZ’s filings with the SEC in accordance with the applicable requirements of federal securities laws;

•

at or prior to Closing, Hippo will terminate or settle, or cause to be terminated or settled without further liability to RTPZ, Hippo or any of its subsidiaries, all Affiliate Agreements (as defined in the Merger Agreement) set forth in the applicable section of the Hippo Disclosure Letter and provide RTPZ with evidence of such termination or settlement reasonably satisfactory to RTPZ; and

•

during the Interim Period, not, and to use reasonable best efforts to cause its representatives to not, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction.

Joint Covenants of RTPZ and Hippo

In addition, each of RTPZ and Hippo has agreed, among other things, to take certain actions set forth below:

•

Each of RTPZ and Hippo will (and, to the extent required, will cause its affiliates to) comply promptly, but in no event later than ten business days after the date of the Merger Agreement, with the notification and reporting requirements of the HSR Act;

•	Each of RTPZ and Hippo will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Merger Agreement;

•

Each of RTPZ and Hippo will (and, to the extent required, will cause its affiliates to) (i) request early termination of any waiting period or periods under the HSR Act (to the extent early termination is made available by the relevant antitrust authorities) and exercise its reasonable best efforts to (a) obtain termination or expiration of the waiting period or periods under the HSR Act and (b) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement and (ii) take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including sharing relevant information with the other parties thereto for such purposes (subject to, as applicable, a requirement to obtain Hippo’s prior written consent with respect to certain such actions identified above as contemplated by the Merger Agreement);

•

RTPZ and Hippo will jointly prepare and RTPZ will file with the SEC the proxy statement/registration statement in connection with the registration under the Securities Act of (i) the shares of Hippo Holdings common stock and warrants comprising such to be issued in connection with the Domestication and (ii) the shares of Hippo Holdings common stock that constitute the Aggregate Merger Consideration to be received by the Hippo stockholders;

•

Each of RTPZ and Hippo will use its reasonable best efforts to cause the proxy statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement (as defined below) declared effective under the Securities Act as promptly as practicable after such filing, to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement, to provide such information as may be reasonably necessary, advisable or requested in connection with the proxy statement/registration statement, any current report on Form 8-K or any other statement, filing, notice or application in connection with the transactions contemplated by the Merger Agreement and otherwise ensure that the information contained in the proxy statement/registration statement contains no untrue statement of material fact or material omission;

•

Each of RTPZ and Hippo will reasonably cooperate and jointly prepare a registration statement on Form S-1 (the “Resale Registration Statement”) registering the shares to be received by the PIPE Investors, the Sponsor and certain of its affiliates and certain Hippo stockholders in order to enable Hippo Holdings to file the Resale Registration Statement as soon as reasonably practicable following the Closing, and in any event within thirty (30) days of the Closing, and to reasonably cooperate and furnish such information as may be reasonably requested in connection with the foregoing;

•

Each of RTPZ and Hippo will, and will cause their respective subsidiaries to use reasonable best efforts to obtain all material consents and approvals of third parties that any of RTPZ, Hippo, or their respective affiliates are required to obtain in order to consummate the Mergers and take such other action as soon as practicable as may be reasonably necessary in order to consummate the transactions contemplated by the Merger Agreement;

•

Each of Hippo and RTPZ will each, and will each cause their respective subsidiaries and its and their representatives to, prior to the Closing, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Merger Agreement;

•

RTPZ will use its reasonable best efforts to, and will instruct its financial advisors to, keep Hippo and its financial advisors reasonably informed with respect to the PIPE Investment and the rotation of the shares of Hippo Holdings common stock during the period commencing on the date of announcement of the Merger Agreement or the transactions contemplated thereby until the Closing Date; and

•

Each of Hippo and RTPZ will, prior to the Closing, take all such steps as may be required (to the extent permitted under applicable law) to cause any acquisitions or dispositions of shares of Hippo capital stock, Hippo Holdings common stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Merger Agreement, including the Redemption (as defined below), by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule 16B-3 promulgated under the Exchange Act.

Redemption

Immediately following, and subject to, the Effective Time, Hippo Holdings will redeem an aggregate of 10,000,000 shares of Hippo Holdings common stock from certain stockholders of Hippo set forth on the Hippo Disclosure Letter (or such other persons as mutually agreed by RTPZ and Hippo), including certain directors and executive officers of Hippo as more fully described in “Interests of Hippo’s Directors and Executive Officers in the Business Combination”, at a purchase price of $10.00 per share, payable in immediately available funds (the “Hippo Holdings Redemption”).

Closing Conditions

The consummation of the Mergers is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Mergers may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Minimum Cash Condition

The Merger Agreement provides that the obligations of Hippo to consummate the Mergers are conditioned on, among other things, that as of the Closing, the Trust Amount plus the PIPE Investment Amount, in the aggregate, is at least equal to $450 million (the “Minimum Cash Condition”). The Minimum Cash Condition is for the sole benefit of Hippo.

Conditions to the Obligations of Each Party

The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

•	the approval of the Transaction Proposals by RTPZ’s shareholders will have been obtained (the “RTPZ Shareholder Approval”);

•	the Hippo Stockholder Approval will have been obtained;

•

the Domestication will have been completed as contemplated by the Merger Agreement and a time- stamped copy of the certificate issued by the Delaware Secretary of State in relation thereto will have been delivered to Hippo (for additional information, see “Domestication Proposal”);

•

the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•

the waiting period or periods under the HSR Act and the governmental authorizations set forth in the applicable section of the Hippo Disclosure Letter (pertaining to applicable insurance regulatory approvals and/or exemptions) will have been obtained, expired or terminated;

•

there will not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (a “Governmental Order”), in each case, to the extent such governmental authority has jurisdiction over the parties to the Merger Agreement and the transactions contemplated thereby) enjoining or prohibiting the consummation of the Mergers or any law that makes the consummation of the Mergers illegal or otherwise prohibited;

•	RTPZ will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

•	the shares of Hippo Holdings common stock to be issued in connection with the Mergers will have been approved for listing on NYSE.

Conditions to the Obligations of RTPZ and Merger Sub

The obligations of RTPZ and Merger Sub to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by RTPZ and Merger Sub:

•

certain of the representations and warranties of Hippo pertaining to the capitalization of Hippo will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•

each of Hippo Fundamental Representations (other than those portions of the capitalization representations referenced above) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•

each of the remaining representations and warranties of Hippo contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

•	each of the covenants of Hippo to be performed as of or prior to the Closing will have been performed in all material respects; and

•	there will not have occurred a Company Material Adverse Effect after the date of the Merger Agreement that is continuing.

Conditions to the Obligations of Hippo

The obligation of Hippo to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Hippo:

•

each of the representations and warranties of RTPZ regarding its capitalization, as provided for in the Merger Agreement, will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement;

•

each of the other representations and warranties of RTPZ contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of Merger Agreement which are contemplated or expressly permitted by Merger Agreement or the Ancillary Agreements;

•	each of the covenants of RTPZ to be performed as of or prior to the Closing will have been performed in all material respects;

•

all of the directors of RTPZ (other than those persons identified as the initial directors of Hippo Holdings Inc. after the Effective Time) will have resigned or otherwise been removed effective as of or prior to the Effective Time; and

•	the Minimum Cash Condition. For more information, see “— Minimum Cash Condition” above.

Termination; Effectiveness

The Merger Agreement may be terminated and the Mergers abandoned at any time prior to the Closing:

•	By mutual written consent of Hippo and RTPZ;

•

by Hippo or RTPZ if any Governmental Order has become final and nonappealable which has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting the Mergers or if there is adopted any law that permanently makes the Mergers illegal or otherwise prohibited;

•

by Hippo or RTPZ if the RTPZ Shareholder Approval will not have been obtained by reason of the failure to obtain the required vote at a meeting of RTPZ’s shareholders duly convened therefor or at any adjournment thereof;

•	by Hippo if there has been a modification in recommendation of the board of directors of RTPZ with respect to any of the Transaction Proposals;

•

by written notice to Hippo from RTPZ in the event of certain uncured breaches on the part of Hippo or if the Closing has not occurred on or before September 29, 2021, the date that is 210 days after the date of the Merger Agreement, provided that such date will be automatically extended for a period of 60 days if on or before such date certain conditions to Closing have not been satisfied or waived by Hippo and RTPZ (the “Agreement End Date”), unless RTPZ is in material breach of the Merger Agreement; and

•

by written notice to RTPZ from Hippo in the event of certain uncured breaches on the part of RTPZ or Merger Sub or if the Closing has not occurred on or before the Agreement End Date, unless Hippo is in material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of Hippo, RTPZ or Merger Sub, as the case may be, for fraud or any willful and material breach of the Merger Agreement occurring prior to such termination, other than with respect to certain exceptions contemplated by the Merger Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Merger Agreement.

Waiver; Amendments

No provision of the Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Merger Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if in writing signed by the party granting such extension or waiver.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.

Fees and Expenses

If the Closing does not occur, Hippo will be responsible for Hippo’s transaction expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants, and RTPZ will be responsible for RTPZ’s transaction expenses (including the expenses of both parties for filing fees incurred and fees and expenses incurred in connection with preparing and filing the Registration Statement and obtaining approval of the NYSE). If the Closing occurs, Hippo Holdings Inc. will, upon the consummation of the Mergers and release of proceeds from the trust account, pay or cause to be paid all accrued and unpaid transaction expenses of Hippo and pay or cause to be paid all accrued transaction expenses of RTPZ. RTPZ and Hippo will exchange written statements listing all accrued and unpaid transaction expenses not less than two business days prior to the Closing Date.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Sponsor Support Agreement, the Hippo Support Agreement, the Registration Rights Agreement, the PIPE Subscription Agreements, the Sponsor Agreement, and the Lock-up Agreements (the “Related Agreements”), or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, RTPZ, each officer and director of RTPZ, the Sponsor, and Hippo entered into the Sponsor Support Agreement, dated as of March 3, 2021, a copy of which is attached to this proxy statement/prospectus as Annex F. Pursuant to the Sponsor Support Agreement, the Sponsor and each director and officer of RTPZ agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement. As of the record date for the extraordinary general meeting the Sponsor and RTPZ’s independent directors collectively own [    ]% of the issued and outstanding ordinary shares.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the liquidation of RTPZ and (iii) the Effective Time. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

Hippo Support Agreement

In connection with the execution of the Merger Agreement, RTPZ, Hippo, each officer and director of Hippo, and certain stockholders of Hippo set forth on Schedule I thereto (the “Hippo Support Stockholders”) entered into the Hippo Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex G. Pursuant to Hippo Support Agreement, the Hippo Support Stockholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of Hippo Support Agreement.

Pursuant to the Hippo Support Agreement, the Hippo Support Stockholders also agreed to, among other things, (i) approve and adopt the Amended and Restated Charter of Hippo (the “Amended and Restated Company Charter”), (ii) authorize and approve the Mergers as an RTPZ Transaction (as defined in the Amended and Restated Company Charter), (iii) exercise the drag-along rights pursuant to and in accordance with that certain Amended and Restated Voting Agreement, dated as of July 8, 2020, by and among Hippo and the Stockholders (as defined therein), (iv) deliver a duly executed copy of the Registration Rights Agreement at the Closing, (v) deliver a duly executed lock-up agreement and (vi) terminate all Affiliate Agreements (as defined in the Merger Agreement) to which such Hippo Support Stockholders are party.

The Hippo Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective

Time and (b) as to each Hippo Support Stockholder, the written agreement of RTPZ, Hippo and such Hippo Support Stockholder. Upon such termination of the Hippo Support Agreement, all obligations of the parties under the Hippo Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Hippo Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Hippo Support Agreement prior to such termination.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, Hippo Holdings, the Sponsor and the other holders of RTPZ Class B ordinary shares, certain former stockholders of Hippo, including certain of Hippo’s directors and officers, and Reinvent Capital Fund, will enter into the Registration Rights Agreement, a copy of which is attached to this proxy statement/prospectus as Annex J, pursuant to which Hippo Holdings will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Hippo Holdings common stock and other equity securities of Hippo Holdings that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, Hippo Holdings will agree to file a shelf registration statement registering the resale of the Hippo Holdings common stock (including the Hippo Holdings warrants and shares of Hippo Holdings common stock issued or issuable upon the exercise of any other equity security) held by a party immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any shares of Hippo Holdings common stock purchased in the PIPE Investment) within 30 days of the Closing. Up to twice in any 12-month period, the Sponsor, Reinvent Capital Fund and the former stockholders of Hippo may each request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $100 million. Hippo Holdings will also agree to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement will also provide that Hippo Holdings will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, RTPZ entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 55,000,000 shares of Hippo Holdings common stock at $10.00 per share for an aggregate commitment amount of $550,000,000. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreement is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreement, (ii) there not being any amendment or modification of the terms of the Merger Agreement in a manner that is materially adverse to the PIPE Investor (in its capacity as such) and (iii) the prior or substantially concurrent consummation of the transactions contemplated by the Merger Agreement. The closings under the Subscription Agreements will occur substantially concurrently with the Closing.

The Subscription Agreements provide that, solely with respect to subscriptions by third-party investors, RTPZ is required to file with the SEC, within 30 days after the consummation of the transactions contemplated by the Merger Agreement, a shelf registration statement covering the resale of the shares of Hippo Holdings common stock to be issued to any such third-party investor and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th day following the filing date thereof if the SEC notifies RTPZ that it will “review” such registration statement and (ii) the 10th business day after the date RTPZ is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the Closing (as defined in the Subscription Agreements) or in the future as a result of, or arising out of, the Subscription Agreements against RTPZ, including with respect to the trust account. The Subscription Agreements will terminate, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of RTPZ and the applicable PIPE Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied prior to the Closing (as defined in the Subscription Agreements) and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Closing, and (iv) the Agreement Outside Date (as defined in the Merger Agreement), if the Closing has not occurred by such date.

Sponsor Agreement

On March 3, 2021, the Sponsor entered into the Sponsor Agreement with RTPZ and Hippo, a copy of which is attached to this proxy statement/prospectus as Annex I, pursuant to which the parties thereto agreed to, among other things, (i) certain vesting terms with respect to the Sponsor Shares, (ii) the Sponsor lock-up described under the “Lock-up Agreements” section below, (iii) in addition to the existing exercise provisions in the Warrant Agreement, the mandatory exercise of the private placement warrants if (a) Hippo Holdings elects to redeem the public warrants, (b) the last reported sales price of Hippo Holdings common stock for any 20 trading days within a period of 30 consecutive trading days exceeds $25.00 per share and (c) there is an effective registration statement covering the issuance of shares of Hippo Holdings common stock issuable upon exercise of the private placement warrants, and a current prospectus relating thereto, available at the time of such exercise; and (iv) certain rights of Sponsor with respect to board representation of Hippo Holdings following the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

Pursuant to the terms of the Sponsor Agreement, the Sponsor Shares will vest in tranches of 25% (i) automatically at Closing, (ii) when the VWAP (as defined in the Sponsor Agreement) of Hippo Holdings common stock is greater than $12.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (as defined in the Sponsor Agreement), (iii) when the VWAP of Hippo Holdings common stock is greater than $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days, and (iv) when the VWAP of Hippo Holdings common stock is greater than $20.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days, respectively. Any Sponsor Shares that have not vested as of the tenth anniversary of the Closing will automatically vest on such date.

Lock-up Agreements

The Merger Agreement contemplates that, at the Closing, Hippo Holdings and the Company Directors and Officers (as defined in the Merger Agreement) will enter into the Company D&O Lock-Up Agreement, and Hippo Holdings and the Major Company Equityholders (as defined in the Merger Agreement) will enter into the Major Company Equityholders Lock-Up Agreement.

The Company D&O Lock-Up Agreement contains certain restrictions on transfer with respect to the D&O Lock-up Shares. Such restrictions begin at the Closing and end in tranches of 25% of the D&O Lock-up Shares at each of (i) the date that is six months after the Closing, (ii) the one-year anniversary of the Closing, (iii) the date that is 18 months after the Closing, and (iv) the two-year anniversary of the Closing. If, after Closing, Hippo Holdings completes a transaction that results in a change of control, the D&O Lock-up Shares are released from restriction immediately prior to such change of control.

Pursuant to the Sponsor Agreement, the shares of Hippo Holdings common stock (other than shares purchased in the public market or in the PIPE Investment) held by Sponsor are subject to the same restrictions and releases as the D&O Lock-up Shares.

The Major Company Equityholders Lock-Up Agreement contains certain restrictions on transfer with respect to the Major Company Equityholders Lock-up Shares. Such restrictions begin at the Closing and end in tranches of 50% of the Major Company Equityholders Lock-up Shares at each of (i) the date that is six months after the Closing and (ii) the one-year anniversary of the Closing. If, after Closing, Hippo Holdings completes a transaction that results in a change of control, the Major Company Equityholders Lock-up Shares are released from restriction immediately prior to such change of control.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of RTPZ and Hippo. The following is a brief description of the background of these negotiations and the resulting Business Combination.

RTPZ is a blank check company incorporated on October 2, 2020, as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

The Business Combination was the result of an extensive search for a potential transaction using the network and investing and operating experience of our management team, including our Board of Directors. RTPZ’s intention was to focus on partnering with a technology business to innovate and achieve entrepreneurship at scale by leveraging the Board of Director’s expertise as founders of technology companies and their experience building companies as advisors and board members. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

Prior to the RTPZ initial public offering, neither RTPZ nor anyone on its behalf engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with RTPZ.

On November 23, 2020, RTPZ consummated its initial public offering of 23,000,000 Units, including the issuance of 3,000,000 Units as a result of the underwriter’s exercise of its over-allotment option. Each Unit consisted of one Ordinary Share, and one-fifth of one redeemable warrant of RTPZ. Each whole warrant entitled the holder thereof to purchase one Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. Morgan Stanley & Co. LLC (“Morgan Stanley”) served as the lead underwriter on the initial public offering and received a fee of $12.65 million, of which approximately $8.1 million was deferred and is payable only upon completion by RTPZ of an initial business combination. Accordingly, Morgan Stanley will receive the deferred portion of the initial public offering underwriting fee upon consummation of the Mergers.

Substantially concurrently with the closing of the initial public offering, RTPZ completed the private sale of 4,400,000 Private Placement Warrants at a purchase price of $1.50 per Private Placement Warrant, to the Sponsor, generating gross proceeds to the Company of $6,600,000. The Private Placement Warrants were identical to the warrants sold as part of the Units in the initial public offering except that, so long as they were held by the Sponsor or its permitted transferees: (i) they would not be redeemable by RTPZ (except in certain redemption scenarios when the price per Ordinary Share equals or exceeds $10.00 (as adjusted)); (ii) they (including the Ordinary Shares issuable upon exercise of the warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of RTPZ’s initial business combination; (iii) they may be exercised by the holders on a cashless basis; and (iv) they (including the Ordinary Shares issuable upon exercise of the warrants) are entitled to registration rights. Prior to the RTPZ initial public offering, the Sponsor paid an aggregate of $25,000 to cover certain expenses in exchange for the issuance of 5,750,000 Class B ordinary shares, par value of $0.0001 per share, or approximately $0.004 per share (“Founder Shares”). In October 2020, the Sponsor transferred 30,000 Founder Shares to each of Byron Auguste, Julie Hanna, Lee Linden and Linda Rottenberg, the independent director nominees.

After the RTPZ initial public offering, RTPZ’s officers and directors commenced an active search for prospective businesses or assets to acquire in its initial business combination. From the date of the RTPZ initial public offering through the signing of the Exclusivity Agreement on February 4, 2021, members of RTPZ’s Board of Directors and management contacted, and were contacted by, a number of individuals with respect to business combination opportunities in various industries, including financial technology, gaming, social networking, enterprise software, consumer internet or products, artificial intelligence, and healthcare, among others.

RTPZ considered businesses that it believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational experience, and network of RTPZ’s management team. In the process that led to identifying Hippo as an attractive investment opportunity, RTPZ’s management team evaluated over 150 potential business combination targets, made contact with representatives of dozens such potential combination targets to discuss the potential for a business combination transaction, entered into non-disclosure agreements with 17 such potential business combination targets, and submitted a non-binding indication of interest to one potential business combination target other than Hippo (“Company A”).

On December 8, 2020, RTPZ signed a non-disclosure agreement with Company A, a company operating in the payments space, and from this time through early January 2021, representatives of RTPZ engaged with members of the management of Company A relating to a potential business combination with RTPZ. During this time, representatives of RTPZ reviewed Company A’s financials, revenue projections and business plan, and discussed various business diligence topics with Company A’s management. However, after completing due diligence and engaging in detailed discussions between the management teams, RTPZ and Company A were unable to agree upon mutually agreeable terms regarding a potential business combination transaction between the parties, and RTPZ and Company A mutually agreed to discontinue business combination discussions.

On December 9, 2020, RTPZ retained Sullivan & Cromwell LLP (“Sullivan & Cromwell”) to act as outside counsel to RTPZ in connection with a potential business combination.

From September 2020 through December 2020, representatives of Hippo approached and interviewed several investment banks to discuss the possibility of pursuing a business combination with a special purpose acquisition company (“SPAC”) counterparty.

During December 2020, representatives of Hippo, including Mr. Wand and Mr. Ellis, had discussions with representatives of five SPACs other than RTPZ regarding the potential for a business combination transaction and entered into non-disclosure agreements with four of such SPACs. With the exception of SPAC A, described below, none of such discussions progressed beyond preliminary phases or resulted in the submission of a letter of intent or other binding or non-binding proposal.

On December 14, 2020, a venture capital firm introduced Mr. Wand to Mr. Thompson and Mr. Hoffman. Shortly following this introduction, Mr. Wand and Mr. Ellis and representatives of RTPZ, including Mr. Thompson, held an initial discussion regarding the business and operating history of Hippo and whether Mr. Wand and Mr. Ellis and Hippo would be interested in learning more about a potential business combination transaction with RTPZ. Following this discussion, the parties agreed that further discussions regarding a potential business combination transaction would be mutually beneficial.

On December 23, 2020, Mr. Wand, Mr. Ellis and representatives of RTPZ, including Mr. Thompson and Mr. Pincus, discussed matters relating to a potential business combination transaction involving Hippo and RTPZ. Also on this date, RTPZ sent a draft confidentiality agreement to Hippo.

On December 24, 2020, RTPZ and Hippo executed a confidentiality agreement, on customary terms restricting RTPZ’s use and disclosure of information with respect to Hippo for a specified term, with such information required to be returned or destroyed upon termination thereof and without otherwise restricting Hippo’s activities through a standstill, non-solicitation or any similar provision.

On December 26, 2020, RTPZ and its advisors received access to a virtual data room containing certain due diligence materials, including financial information. RTPZ’s management team and its advisors reviewed these materials and engaged in due diligence, including due diligence meetings and telephone calls between the parties to discuss various topics.

In early January 2021, representatives of Hippo, including Mr. Wand and Mr. Ellis, and RTPZ, including Mr. Hoffman and Mr. Cohen, continued initial discussions between Hippo and RTPZ regarding a potential business combination.

Also in early January 2021, Hippo engaged Goldman Sachs & Co. LLC (“Goldman Sachs”) and Morgan Stanley to serve as Hippo’s financial advisors in connection with identifying and evaluating potential business combination transactions with a SPAC counterparty (which engagements were subsequently formalized pursuant to engagement letters entered into on February 12, 2021 and February 7, 2021, respectively).

On January 5, 2021, Mr. Ellis, Mr. Wand and representatives of RTPZ, including Mr. Thompson, Mr. Hoffman and Mr. Pincus, attended a conference call to discuss financial due diligence matters and the documents and materials provided by Hippo to RTPZ in the virtual data room.

On January 8, 2021, Mr. Ellis, Mr. Wand and representatives of RTPZ, including Mr. Thompson, attended a conference call to discuss diligence questions related to the financial model for Hippo prepared by Hippo management, including with respect to Hippo’s historical and projected financial statements and its strategic priorities with respect to the proceeds received in the potential business combination.

On January 11, 2021, Mr. Ellis, Mr. Wand and representatives of RTPZ, including, Mr. Thompson held a follow-up diligence call to further discuss the financial model for Hippo prepared by Hippo management, including the treatment and effect of the financial model on the Units issued by RTPZ in connection with the initial public offering.

From January 15, 2021 through January 22, 2021, representatives of RTPZ, including Mr. Thompson, and representatives of Hippo, including Mr. Wand and Mr. Ellis, had various discussions regarding a potential business combination, including discussions regarding Hippo’s financial condition and operations as well as the financial terms of a potential business combination between RTPZ and Hippo, including Hippo’s valuation in connection therewith.

On January 21, 2021, representatives of RTPZ and Hippo held two follow-up diligence calls to further discuss the documents and materials provided by Hippo to RTPZ in the virtual data room.

On January 22, 2021, representatives of RTPZ and Morgan Stanley (in its capacity as financial advisor to Hippo) attended a conference call to discuss the terms of a potential business combination transaction between RTPZ and Hippo, including valuation and valuation methodology.

On January 27, 2021, Mr. Wand, Mr. Thompson and Mr. Pincus attended a conference call to discuss the financial terms of a potential business combination, including the valuation of Hippo, the governance of the combined company and the treatment of the Private Placement Warrants and Founder Shares in any potential transaction.

On January 28, 2021, representatives of RTPZ provided Hippo with an initial draft of a non-binding letter of intent setting forth a summary of the material terms of a potential business combination between RTPZ and Hippo (the “Letter of Intent”). The initial Letter of Intent ascribed a pre-transaction enterprise value of $5.0 billion to Hippo and also contemplated, among other things, (i) a PIPE financing of between $270 and $370 million; (ii) vesting terms with respect to 75% of the Founder Shares beneficially owned by the Sponsor pursuant to which equal tranches of such shares would vest only in the event that the trading price of Hippo

Holdings’ common stock following the Closing exceeded price thresholds of $12.50, $15.00 and $17.50, in each case, for any 20 Trading Days (as defined in the Sponsor Agreement) within a period of 30 consecutive Trading Days; and (iii) that all of the Founder Shares, together with all shares of Hippo Holdings’ common stock held by key management members and significant investors of Hippo, would be subject to a lockup commencing as of the Closing and expiring with respect to 25% of such shares on each of the date that is six months after the Closing, the one-year anniversary of the Closing, the date that is 18 months after the Closing, and the two-year anniversary of the Closing. The initial Letter of Intent did not include a minimum level of cash that would need to be retained by RTPZ as of the Closing as a condition to Hippo’s obligations to consummate the transaction.

Also on January 28, 2021, a representative of a publicly traded blank check special purpose acquisition company that had raised over $250 million in cash in its initial public offering (“SPAC A”) submitted to Hippo a non-binding letter of intent with respect to a potential business combination between Hippo and SPAC A. The letter of intent contemplated the acquisition of 100% of the outstanding equity interests of Hippo in exchange for shares of common stock of SPAC A and $150 million in cash at an enterprise valuation of Hippo of $5.75 billion, subject to a purchase price adjustment in respect of Hippo’s unrestricted cash in excess of working capital and regulatory requirements, less Hippo’s indebtedness, with a potential holdback for a post-closing purchase price adjustment based on working capital, net assets or a similar metric. The letter of intent also contemplated, among other things, a PIPE financing of $450 million conditioned upon the consummation of the acquisition, that the acquisition would be conditioned upon SPAC A retaining a minimum of $500 million in cash at the closing of the acquisition and such PIPE financing, a lockup of nine months applicable to all shares of SPAC A’s common stock received by Hippo stockholders in the potential business combination, and that a portion of the shares of SPAC A’s common stock held by the sponsor of SPAC A (“SPAC A Sponsor”) would be subject to certain vesting terms and would only vest in the event that the trading price of SPAC A’s common stock exceeded certain price thresholds, all of which such thresholds were lower than the price thresholds set forth in the initial Letter of Intent from RTPZ. The letter of intent did not contemplate any lockup of the shares of SPAC A’s common stock held by SPAC A’s sponsor (other than the price-based vesting thresholds).

Later on January 28, 2021, the Hippo board of directors held a meeting by video conference that was also attended by representatives of Hippo senior management and Latham & Watkins LLP (“Latham”), Hippo’s legal counsel. At the meeting, representatives of Latham reviewed the fiduciary duties of the Hippo board of directors in the context of considering strategic alternatives. Representatives of Hippo management then presented an update on the business combination process, including a summary of the non-binding letters of intent received by Hippo and an analysis of the key terms thereunder. Hippo management expressed their view that a business combination with RTPZ was more favorable than a business combination with SPAC A based on, among other things, (i) the long-term focus of RTPZ and its sponsor, as evidenced in part by RTPZ’s proposal that Founder Shares would be subject to a long-term lockup, with the final release of such shares occurring upon the two-year anniversary of the Closing, (ii) the greater likelihood of a successful PIPE financing, a successful closing of the transaction and a successful transition of Hippo to the public markets based on, among other things, the high quality of RTPZ’s then-current investor base and RTPZ’s ability to help attract high quality investors with a long-term focus, (iii) a lower expected dilution to the ownership of Hippo’s existing stockholders resulting from a business combination with RTPZ as compared to SPAC A based on, among other things, the higher percentage of the outstanding capital stock of SPAC A represented by the shares of SPAC A’s Class B common stock held by SPAC A Sponsor as compared to the percentage of the outstanding capital stock of RTPZ represented by Sponsor’s Founder Shares (i.e., SPAC A Sponsor’s higher relative “promote”) and that SPAC A’s outstanding units consisted of one share of Class A common stock and one-third of one warrant to acquire one share of SPAC A common stock (as compared to RTPZ’s units which consist of one RTPZ Class A ordinary share and one-fifth of one warrant to acquire one RTPZ Class A ordinary share), (iv) the higher price thresholds of the vesting terms contemplated by the initial Letter of Intent from RTPZ as compared to SPAC A’s letter of intent and (v) the expected value to the combined company resulting from the operational expertise, credibility and reputation of RTPZ and its directors and officers, particularly with respect to consumer-focused businesses. Following discussion, the Hippo board of directors directed management and Hippo’s advisors to continue to negotiate terms with RTPZ. The Hippo board of directors did not direct management or Hippo’s advisors to pursue further discussions with SPAC A.

On January 29, 2021, representatives of Latham delivered a revised draft of the Letter of Intent to representatives of Sullivan & Cromwell. The revised Letter of Intent contemplated, among other things, (i) an equity valuation of Hippo of $5.522 billion, reflecting a pre-transaction valuation of $5 billion in total enterprise value and an estimated $522 million of cash and cash equivalents on Hippo’s balance sheet as of December 31, 2020, (ii) a PIPE financing of $450 to $500 million, (iii) the payment of between $100 million and $150 million in cash in the Secondary Transaction to participants selected by Hippo, (iv) vesting terms with respect to 100% of the Founder Shares beneficially owned by the Sponsor pursuant to which equal tranches of such shares would vest only in the event that the trading price of Hippo Holdings’ common stock following the Closing exceeded price thresholds of $12.50, $15.00, $17.50 and $20.00, in each case, for any 20 Trading Days within a period of 30 consecutive Trading Days, (v) the forfeiture at Closing of Founder Shares and Private Placement Warrants held by Sponsor on a pro rata basis in proportion to the percentage of RTPZ’s trust account that is used to satisfy public stockholder redemption obligations in connection with the Closing, (vi) a six-month lock-up applicable to Hippo Holdings’ common stock held by the Company Directors and Officers and the Major Company Equityholders, (vii) the mandatory exercise of the converted warrants to acquire an equal number of shares of RTPZ Common Stock (“Domesticated RTPZ Warrants”) held by the Sponsor if the last reported sales price of the RTPZ Common Stock for any 20 Trading Days within a period of 30 consecutive Trading Days exceeds $18.00 per share and (viii) a Minimum Cash Condition of at least $450 to $500 million (after giving effect to RTPZ’s redemption obligations and the payment of any unpaid transaction fees and expenses owed by RTPZ).

From January 29, 2021 until the execution of the non-binding Letter of Intent on February 4, 2021, representatives of RTPZ held various calls and exchanged e-mails and revised drafts of the Letter of Intent with Hippo and representatives from their respective advisors to negotiate the Letter of Intent. The focus of these negotiations centered on, among other things, the duration of the lock-up applicable to shares of Hippo Holdings common stock held by the Sponsor, the Company Directors and Officers and the Major Company Equityholders, the potential forfeiture and vesting of RTPZ’s Founder Shares, the conditions to Hippo’s and RTPZ’s respective obligations to consummate a potential business combination (and specifically, the Minimum Cash Condition), the size of and participants in the Secondary Transaction and the mechanics and effect of the Warrant Amendment. The parties also discussed the PIPE Transaction, including the size and investor appetite for the investment as well as the timing and scope of investor outreach and marketing.

On February 4, 2021, the RTPZ Board of Directors held a meeting by video conference that was attended by representatives of Sullivan & Cromwell to discuss negotiations with Hippo regarding a proposed initial business combination. The discussion included a presentation of the key terms of a non-binding Letter of Intent and Exclusivity Agreement as well as a presentation on how the Hippo business compared to other companies in the insurance technology industry. The independent directors of the board then convened in private to discuss the proposed transaction with representatives of Sullivan & Cromwell, with the discussion focusing on the process going forward and timing of the proposed transaction. At the conclusion of this meeting, the RTPZ Board of Directors authorized the management of RTPZ to continue to negotiate the Letter of Intent and Exclusivity Agreement with Hippo, and to enter in to such agreements to the extent each remained substantially consistent with the terms and conditions reviewed and considered by the RTPZ Board of Directors.

On February 4, 2021, RTPZ and Hippo finalized the Letter of Intent, which set forth a summary of the material terms of a potential business combination between RTPZ and Hippo that would be based on an equity valuation of Hippo of $5.522 billion, reflecting a pre-transaction valuation of $5 billion in total enterprise value and an estimated $522 million of cash and cash equivalents on Hippo’s balance sheet as of December 31, 2020. The Letter of Intent also contemplated, among other things, (i) vesting terms with respect to 75% of the Founder Shares beneficially owned by the Sponsor pursuant to which equal tranches of such shares would vest only in the event that the trading price of Hippo Holdings’ common stock following the Closing exceeded price thresholds of $12.50, $15.00 and $20.00, in each case, for any 20 Trading Days (as defined in the Sponsor Agreement) within a period of 30 consecutive Trading Days; (ii) a lock-up of all Founder Shares, together with all shares of Hippo Holdings’ common stock held by the directors and key officers of Hippo, commencing as of the Closing and expiring with respect to 25% of such shares on each of the date that is six months after the Closing, the one-year anniversary of the Closing, the date that is 18 months after the Closing, and the two-year anniversary of the Closing; (iii) a lock-up of all shares of Hippo Holdings’ common stock held by significant investors of Hippo, commencing as of the Closing and expiring with respect to 50% of such shares on each of the date that is six months after the Closing and the one-year anniversary of the Closing; (iv) the mandatory exercise of the Domesticated RTPZ Warrants held by the Sponsor if the last reported sales price of the RTPZ Common Stock for any 20 Trading Days within a period of 30 consecutive Trading Days exceeds $25.00 per share; (v) a PIPE financing of between $450 and $500 million; (vi) the payment of between $75 million and $100 million in cash in the Secondary Transaction to participants selected by Hippo in consultation with RTPZ; (vii) a Minimum Cash Condition of at least $450 million (after giving effect to RTPZ’s redemption obligations and the payment of any unpaid transaction fees and expenses owed by RTPZ); and (viii) certain rights of the Sponsor with respect to its right to nominate a director and non-voting observer of the board of the combined company at the Closing (subject to Hippo’s reasonable approval). The Letter of Intent also provided that Hippo’s financial advisors, Morgan Stanley and Goldman Sachs, would serve as co-placement agents on the PIPE Transaction. RTPZ and Hippo also executed the 30-day Exclusivity Agreement on February 4, 2021, pursuant to which RTPZ and Hippo agreed not to pursue potential transactions with other parties for a 30-day period.

Following execution of the Letter of Intent and the Exclusivity Agreement, the parties and their respective legal counsel prepared and then negotiated the Merger Agreement and related ancillary agreements, which continued until the Merger Agreement was executed. The parties also began planning for discussions with potential investors in the PIPE Transaction.

On February 5, 2021, representatives of RTPZ, including Mr. Thompson and Mr. Hoffman, and various representatives of Hippo, including Mr. Wand and Mr. Ellis, held multiple discussions relating to the due diligence items and potential investors in the PIPE Transaction. Following these discussions and continuing until the Merger Agreement was executed, members of the management teams of both Hippo and RTPZ continued to have discussions by phone and video conference regarding the potential business combination of Hippo and RTPZ.

On February 5, 2021, published news articles reported Hippo was in discussions regarding a potential business combination. RTPZ was not mentioned in the news articles. Following the publication of this news article, representatives of RTPZ, including Mr. Thompson, and Joele Frank attended a conference call to discuss the news article and the potential implications for the proposed business combination.

Between February 6, 2021, and February 8, 2021, representatives of RTPZ, including Mr. Thompson and Mr. Cohen, and Hippo, including Mr. Wand and Mr. Ellis, discussed the PIPE Transaction investor marketing materials and related management presentation for potential PIPE investors.

On February 6, 2021, various representatives of RTPZ, including Mr. Thompson, were introduced to representatives of Goldman Sachs, who along with Morgan Stanley, would serve as placement agents for the PIPE.

Between February 9, 2021 and the recording of the management presentation for the PIPE Transaction on February 14, 2021, Mr. Wand and representatives of RTPZ, including Mr. Thompson, held calls with various representatives from Morgan Stanley and Goldman Sachs to discuss the PIPE Transaction, including potential investors, allocations, and marketing.

On February 11, 2021, Sullivan & Cromwell delivered an initial draft of the Merger Agreement to Latham.

Between February 11, 2021, and March 2, 2021, representatives of RTPZ, including Mr. Thompson, and representatives of Hippo, including Mr. Wand and Mr. Ellis, had numerous communications regarding various aspects of the business combination, including the PIPE Transaction, Hippo Holdings post-closing governance and management structure, the Secondary Transaction and Hippo’s growth plans and strategy.

On February 12, 2021, representatives of RTPZ, including Mr. Thompson and Mr. Cohen, and representatives of Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) discussed the communications and public relations strategy with respect to the potential business combination.

On February 12, 202, RTPZ engaged Barclays Capital Inc. (“Barclays”) to serve as financial advisor to RTPZ in connection with evaluating the proposed business combination transaction with Hippo (which engagement was subsequently formalized pursuant to an engagement letter entered into on February 17, 2021). Barclays was not engaged to, and did not deliver, any reports, opinions or appraisals relating to the business combination to the RTPZ Board of Directors or executive management of RTPZ.

On February 14, 2021, representatives from Hippo recorded the management presentation so that it could be circulated to prospective PIPE investors.

On February 15, 2021, Sullivan & Cromwell, on behalf of RTPZ, submitted a supplemental due diligence request list to Latham.

On February 16, 2021, RTPZ entered into an engagement letter with each of Goldman Sachs and Morgan Stanley pursuant to which they would act as placement agents in connection with the PIPE Transaction. On February 16, 2021, RTPZ also entered into letter agreements with Goldman Sachs and Morgan Stanley amending the engagement letters to specify that the placement fee charged by Goldman Sachs and Morgan Stanley in the PIPE transaction would be $0.

On February 16 and February 17, 2021, Sullivan & Cromwell delivered initial drafts of ancillary documents, including the subscription agreement, registration rights agreement and sponsor support agreement, to Latham.

Also on February 16, 2021, a virtual data room containing certain diligence information regarding Hippo was opened to prospective investors in the PIPE Transaction.

On February 18, 2021, the RTPZ Board of Directors held a telephonic meeting that was also attended by representatives of Sullivan & Cromwell, Joele Frank and KPMG LLP (“KPMG”). Representatives of Morgan Stanley involved in the PIPE process joined the meeting to provide the Board of Directors with an update on the PIPE Transaction, including on wall crossing and next steps and timeline for the PIPE Transaction. Representatives of Morgan Stanley left the board meeting after their presentation. In addition, KPMG discussed ongoing tax and accounting diligence work, and Sullivan & Cromwell provided an update on ongoing legal due diligence work as well as the preparation of legal documents in connection with the proposed transaction. Sullivan & Cromwell also provided an overview of relevant regulatory approval processes.

On February 19, 2021, representatives of Sullivan & Cromwell, and Latham held a telephonic conference to discuss various issues with the Merger Agreement, transaction process and documentation.

From February 19, 2021 through February 26, 2021, Sullivan & Cromwell and Latham continued to negotiate and exchange several drafts of the Merger Agreement. A draft of the Merger Agreement was provided to potential investors in the PIPE Transaction on February 26, 2021.

On February 23, 2021, Latham delivered initial drafts of related ancillary documents, including the certificate of incorporation of Hippo Holdings, bylaws of Hippo Holdings, and written consent of the stockholders of Hippo, to Sullivan & Cromwell.

On February 25, 2021, the Hippo board of directors held a meeting by video conference that was also attended by representatives of Latham and the rewards solutions practice of Aon plc (Radford), Hippo’s compensation consultant. Mr. Ellis provided the Board with an update of the current status of the potential business combination transaction with RTPZ, including the PIPE, the merger agreement and the SEC process.

The Hippo board of directors asked questions, and a discussion ensued. Mr. Freese provided the Hippo board of directors with an overview of the current material terms of the transaction. Mr. Freese then led a discussion with the Hippo board of directors regarding the fiduciary duties of board members in connection with the potential transaction. Following discussion, the Hippo board of directors authorized management to continue to negotiate the transaction, with final terms to be approved by the board.

On February 26, 2021, Mr. Wand and Mr. Pincus attended teleconference to continue to discuss the potential business combination, including the size and allocation of the PIPE Transaction. Also on this date, representatives of Hippo and Mr. Hoffman attended a conference call to discuss the communications and public relations strategy with respect to the potential business combination.

From February 26, 2021 until March 3, 2021, RTPZ and representatives of Goldman Sachs and Morgan Stanley and Sullivan & Cromwell negotiated the terms of the subscription agreements with prospective investors in the PIPE Transaction.

On March 2, 2021, given the level of interest with respect to the PIPE Transaction, the parties agreed to increase the size of the PIPE Transaction from $450-500 million (as contemplated by the Letter of Intent) to $550 million.

On March 3, 2021, Hippo, RTPZ and their respective legal counsel finalized the draft of the Merger Agreement, Ancillary Agreements and other documents related thereto.

On March 3, 2021, the RTPZ Board of Directors held a meeting by video conference that was also attended by representatives of Sullivan & Cromwell, Joele Frank, KPMG, Barclays, and the Maples Group. Representatives of Morgan Stanley involved in the PIPE Transaction joined the meeting to provide the members of the Board of Directors with an overview of the PIPE Transaction, including the investor outreach and demand and allocations assigned to investors. Representatives of Morgan Stanley left the board meeting after their presentation. Joele Frank explained the strategy and objectives for the announcement of the proposed transaction. In addition, KPMG provided a summary of the diligence it undertook, and Sullivan & Cromwell provided an update on ongoing legal due diligence work, preparation of legal documents in connection with the proposed transaction and the regulatory process. Members of the Board of Directors discussed the merits of the transaction, potential risks, the PIPE financing, the transaction timeline, and other ongoing work streams. Barclays provided the Board of Directors with an update on the state of the insurance technology sector, and discussed long-term trends in the insurance industry and the effect of recent events, including the Texas winter storms in February 2021. In addition, representatives from the Maples Group provided an overview of the duties of directors of Cayman Islands companies. The independent directors of the board then convened in private to further discuss the proposed transaction with representatives of Sullivan & Cromwell where they asked questions about the proposed transaction. The independent directors of the Board unanimously adopted a set of resolutions approving the proposed transaction, and the full Board of Directors, including the independent directors, unanimously adopted a set of resolutions approving the proposed transaction.

Also on March 3, 2021, the Hippo board of directors held a meeting by video conference that was also attended by representatives of Latham to discuss the proposed transaction, including a detailed discussion of the forms of the transaction documents. The Hippo board of directors reviewed the proposed terms of the transaction agreements that had been negotiated with RTPZ and its representatives. Following presentations by Latham to the Hippo board of directors and additional discussion on related matters concerning the proposed transaction, the Hippo board of directors unanimously approved the transaction documents, subject to final negotiations and modifications, and determined to recommend the approval of the transaction documents to its stockholders. In the evening of March 3, 2021, the parties entered into the Merger Agreement and the relevant Ancillary Agreements, and RTPZ entered into the Subscriptions Agreements for the PIPE Transaction. RTPZ and Hippo subsequently issued a press release announcing the Business Combination before the opening of trading on March 4, 2021.

RTPZ’s Reasons for the Merger; Recommendation of RTPZ’s Board of Directors

The Board of Directors of RTPZ has unanimously approved the Business Combination and declared it advisable for RTPZ to enter into the Merger Agreement and the other documents contemplated, and recommended the approval of the Merger Agreement by RTPZ’s stockholders. RTPZ’s Board of Directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the large number and wide variety of factors considered in connection with its evaluation of the Business Combination, RTPZ’s Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. RTPZ’s Board of Directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weights to different factors.

This explanation of RTPZ’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature, and, therefore should be read in light of the factors discussed under “Forward-Looking Statements.”

Before reaching its decision, RTPZ’s Board of Directors reviewed the results of management’s due diligence, which included:

•	research on industry trends, projected growth and other industry factors;

•

extensive meetings and calls with Hippo’s management team and representatives regarding operations, major customers, financial prospects and potential expansion opportunities, among other customary due diligence matters;

•	consultation with RTPZ’s legal, accounting and financial advisors;

•	review of Hippo’s material business contracts and certain other legal, intellectual property and commercial diligence;

•	financial, accounting and tax diligence;

•	research on comparable public companies;

•	background checks on key executives of Hippo; and

•

review of Hippo’s financial projections and creation of an independent financial model in conjunction with the management of Hippo, which was generally consistent with the financial model prepared by Hippo and provided an overview of potential upside and downside scenarios.

The officers and directors of RTPZ have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience and sector expertise of RTPZ’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, RTPZ’s officers and directors and RTPZ’s advisors have substantial experience with mergers and acquisitions. Although RTPZ’s Board of Directors did not seek a third-party valuation, the RTPZ Board of Directors relied on the following sources, among others: (i) due diligence on Hippo’s operations, (ii) RTPZ management’s collective experience in constructing and evaluating financial models/projections and conducting valuations of businesses, (iii) reports from RTPZ’s various advisors, including its financial advisor, Barclays and (iv) Radford market data evaluating market compensation practices, including with respect to equity incentive plans and employee stock purchase plans, for corporations in anticipation of an initial public offering.

RTPZ’s Board of Directors considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•

Large and Expanding Growth Industry. The potential opportunity in the homeowners insurance market, with the potential for continued growth in annual premiums, in the backdrop of a fragmented existing competitive environment;

•

Attractive Business Model. The geographic diversification and footprint of Hippo’s businesses and operations and vertical integration efforts to become a “full-stack” provider of home insurance services and products contributing to an attractive asset-light business model with best-in-class unit economics;

•

Validated Partnership Distribution Channels. The success of Hippo’s existing third-party distribution arrangements and the potential for Hippo to further develop these and new distribution channels, supported by multi-year reinsurance commitments;

•

Strengthened Business Through Scale and Increased Liquidity. A belief that Hippo’s business will strengthen with scale and the increased liquidity available to the combined company as a result of the Business Combination;

•

Hippo’s Focus on Digitizing Home Insurance. Hippo’s efforts to digitize the home insurance process using data and analytics to provide accurate and competitive pricing, including the ability to leverage investments in innovation and technology to improve customer offerings and services;

•

Hippo’s Emphasis on the Customer Experience. The ability of Hippo to leverage augmented intelligence and machine learning to prefill customer applications and accurately assess and price risk at the point of purchase, enabling accurate quotes in under a minute and purchase in just five minutes on average;

•	Strong Ability to Attract Customers. Hippo’s historically demonstrated strong ability to acquire customers;

•	Hippo’s Acquisition of Spinnaker. Hippo’s acquisition of Spinnaker and the potential benefits of owning an insurance carrier;

•	Experienced and Proven Management Team. The expertise and experience of Hippo’s senior management team;

•

RTPZ Strength of Experience. The expertise and experience of the members of RTPZ’s Board of Directors in the creation of successful corporations across multiple technology categories, and the ability to leverage this expertise and experience to partner with Hippo to drive long-term value for stockholders;

•

Philosophical Alignment. Hippo’s and RTPZ’s shared belief in a purpose-driven and thoughtful approach to the potential combination and the resulting company, structured to maximize the growth potential of Hippo’s businesses compared to the projections of Hippo on a stand-alone basis;

•

Financial Condition. Hippo’s historical financial results, outlook and expansion opportunities, and financial plan. In considering those factors, RTPZ’s Board of Directors reviewed Hippo’s historical growth and its current prospects for growth if Hippo achieves its business plan, and various historical and current balance sheet items of Hippo;

•

Public Company Readiness. The belief in the readiness of Hippo to operate in the scrutiny of public markets, with strong management, corporate governance and reporting policies in place, supported by the ongoing partnership with RTPZ;

•	Investment Interest in the PIPE Transaction. The significant oversubscription of the PIPE Investment and the fact that certain existing stockholders of Hippo are investing in the PIPE Transaction;

•

Continued Ownership by Sellers. The fact that Hippo’s existing equityholders would be receiving a significant amount of the combined company’s common stock as its consideration under the terms of the Merger Agreement;

•

Alternatives. The determination that the proposed Business Combination represents the most attractive opportunity for RTPZ’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the determination that such process has not presented a better alternative;

•

Results of Due Diligence. The review by the Board of Directors and discussions with RTPZ’s management and third-party advisors concerning the due diligence examination of the operations, financial condition and prospects of Hippo;

•	Negotiated Transaction. The determination that the financial and other terms of the Merger Agreement are reasonable and were the product of arm’s-length negotiations between RTPZ and Hippo;

•

Terms of the Merger Agreement. The review by the Board of Directors with its financial advisors of the financial terms of the Merger Agreement and its review with its legal advisors of the other terms of the Merger Agreement, including the representations, covenants and termination provisions; and

•

Role of Independent Directors. The fact that Byron Auguste, Julie Hanna, Lee Linden, and Linda Rottenberg, RTPZ’s independent directors, met separately to evaluate the proposed terms of the Business Combination, including the Merger Agreement and the related agreements, as well as all arrangements with RTPZ management and the Sponsor relating to the Mergers, waived actual and potential RTPZ management conflicts, and unanimously approved, separately and with the full Board of Directors, the Merger Agreement and the related agreement and the transactions contemplated thereby, including the Business Combination.

RTPZ’s Board of Directors also considered various uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following, which are not weighted or in any order of significance:

•

Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic and the Texas winter storms in February 2021, and the direct and indirect effects those events could have on the combined company’s financial condition and operations;

•

Business Plan and Projections May Not Be Achieved. The risk that Hippo may not be able to execute on the business plan, and realize the financial performance as set forth in the financial projections, in each case as presented to the management of RTPZ;

•	Limited Operating History and Historical Net Losses. The fact that Hippo has a relatively limited operating history, and has incurred net losses on an annual basis since its incorporation in 2015;

•

Redemption Risk. The potential a significant number of RTPZ stockholders could elect to redeem their public shares for cash prior to the consummation of the Business Combination, which may impair or inhibit the ability of RTPZ to consummate the Business Combination;

•	Stockholder Votes. The risk that RTPZ’s stockholders or Hippo’s stockholders may not vote to approve the Business Combination;

•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within RTPZ’s control;

•

Regulatory Approvals. The fact that regulatory and other approvals or exemptions are required in connection with the Mergers, and the risk that such regulatory approvals or exemptions will not be received in a timely manner or may impose unacceptable conditions;

•	Litigation. The potential for legal claims challenging the Business Combination;

•

Public Company and Listing Risks. The challenges associated with preparing Hippo, a private entity, for the applicable disclosure and listing requirements to which the combined company will be subject as a publicly traded company on the NYSE;

•	Benefits May Not Be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved;

•

Diversion of Hippo’s Resources. The diversion of Hippo’s focus and resources from other strategic opportunities and operational matters while working to consummate and implement the Business Combination;

•

Liquidation of RTPZ. The risks and costs to RTPZ if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in RTPZ being unable to effect a business combination by November 23, 2022 (or February 23, 2023 if RTPZ has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination by November 23, 2022 but has not completed the initial business combination by then);

•	Growth Initiatives May Not Be Achieved. The risk that Hippo’s growth initiatives may not be fully achieved or may not be achieved within the expected time frame;

•	No Third-Party Valuation. RTPZ’s decision not to obtain a third-party valuation or fairness opinion in connection with the Business Combination;

•

Insider Participation in the Secondary Transaction. The fact that certain existing stockholders of Hippo, including members of Hippo’s senior management team, are participating in the Secondary Transaction;

•

RTPZ Stockholders Receiving a Minority Position in Hippo. The risks associated with the minority position in Hippo that RTPZ stockholders will hold following consummation of the Business Combination; and

•	Costs. Anticipated costs related to the Business Combination.

In addition to considering the factors described above, RTPZ’s Board of Directors also considered other factors, including, without limitation:

•

Interests of Certain Persons. The fact that some officers and directors of RTPZ may have interests in the Business Combination (see “— Interests of RTPZ’s Directors and Officers in the Business Combination”).

•

Role of Morgan Stanley and Goldman Sachs. The fact that Morgan Stanley was serving as Hippo’s financial advisor and would receive both the approximately $8.1 million deferred underwriting fee owed to Morgan Stanley as lead underwriter in RTPZ’s initial public offering upon completion of the Business Combination and any fees Hippo agreed to pay Morgan Stanley as financial advisor to Hippo in connection with the Business Combination; the fact that Goldman Sachs is receiving a fee from Hippo as a financial advisor to Hippo in connection with the Business Combination; and that Morgan Stanley and Goldman Sachs were also serving as co-placement agents for the PIPE (although not receiving a separate fee for that work).

•

Other Risk Factors. Various other risk factors associated with the business of Hippo or the Business Combination, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the RTPZ Board of Directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the Merger Agreement, the merger, and the other transactions contemplated by the Merger Agreement, the RTPZ board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The RTPZ board of directors considered all these factors as a whole, including discussions with, and questioning of, RTPZ’s management and RTPZ’s independent financial and legal advisors, and overall considered that the factors supported its determination.

RTPZ’s board of directors concluded that the potential benefits that it expects RTPZ and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative and other factors associated with the Business Combination. Accordingly, RTPZ’s board of directors unanimously determined that the Business Combination and the transactions contemplated by the Merger Agreement are advisable and in the best interests of RTPZ and its stockholders.

Unaudited Projected Financial Information

Hippo provided RTPZ with its internally prepared forecasts for each of the years in the five year period ending December 31, 2025. Hippo does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Hippo prepared the unaudited financial projections set forth below to present key elements of the forecasts provided to RTPZ. The Hippo forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In the view of Hippo’s management, the financial projections were prepared on a reasonable basis reflecting management’s currently available estimates and judgments.

The inclusion of unaudited financial projections in this proxy statement/prospectus should not be regarded as an indication that RTPZ, our board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the proposals presented in this proxy statement/prospectus. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Hippo’s business, all of which are difficult to predict and many of which are beyond Hippo’s and RTPZ’s control. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Hippo’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Hippo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of Hippo’s independent registered accounting firm, RTPZ’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to RTPZ and our board of directors in connection with their review of the proposed transaction.

The key elements of the projections provided by management of Hippo to RTPZ are summarized in the table below (unaudited):

($ in Millions )	2021F	2022F	2023F	2024F	2025F
Total Written Premium	$544	$796	$1,145	$1,628	$2,279
Total Earned Premium	473	666	967	1,382	1,947
Revenue	$87	$151	$282	$488	$789
Adjusted Gross Profit(1)	$40	$106	$202	$340	$546
Operating Expenses	$187	$241	$310	$380	$488
Operating Income	($146)	($135)	($108)	($40)	$58

(1)

Determined based on GAAP gross profit, excluding net investment income plus (i) channel distribution costs, (ii) overhead associated with Hippo’s underwriting operations including employee-related expense and professional fees and (iii) depreciation, Amortization, stock-based compensation and other non-cash expenses (reflecting inventory valuation adjustments recorded during the period on homes remaining in inventory at period end and net of inventory valuation adjustments recorded in prior periods related to homes sold in the period presented). For a historical reconciliation of Adjusted Gross Profit to the most directly comparable GAAP measure of gross profit, please see the section entitled “Hippo Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics and Non-GAAP Measures — Adjusted Gross Profit Margin.”

Total Written Premium is based on a variety of operational assumptions, including number of active states, number of policies sold, average premium per policy, premium retention rate, new product introduction and new business partnerships. Other key assumptions impacting the forecast include reinsurance related assumptions, service and fee income, projected losses and loss adjustment expenses, insurance related expenses, sales and marketing expenses, technology and development expenses, general and administrative expenses, and others.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR HIPPO, RTPZ UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Satisfaction of 80% Test

It is a requirement under the Cayman Constitutional Documents and the NYSE listing requirements that any business acquired in an initial business combination have a fair market value equal to at least 80% of the balance of the funds in the trust account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust) at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money valuation of $5.522 billion for Hippo compared to the $230 million in the trust account, the RTPZ board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of

RTPZ and its shareholders and appropriately reflected Hippo’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. RTPZ’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of Hippo met this requirement.

Interests of RTPZ’s Directors and Officers in the Business Combination

When you consider the recommendation of RTPZ’s board of directors in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and RTPZ’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of RTPZ shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

Prior to RTPZ’s initial public offering, the Sponsor purchased the “Founder Shares, and, in October 2020, the Sponsor transferred 30,000 Founder Shares to each of Byron Auguste, Julie Hanna, Lee Linden, and Linda Rottenberg, RTPZ’s independent directors. If RTPZ does not consummate a business combination by the Liquidation Date, it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,750,000 Founder Shares owned by the Sponsor and RTPZ’s independent directors would be worthless because following the redemption of the public shares, RTPZ would likely have few, if any, net assets and because the Sponsor and RTPZ’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of the 5,750,000 Founder Shares held by it if RTPZ fails to complete a business combination within the required period. Additionally, in such event, the 4,400,000 private placement warrants purchased by the Sponsor simultaneously with the consummation of RTPZ’s initial public offering for an aggregate purchase price of $6,600,000, will also expire worthless. Certain of RTPZ’s directors, Reid Hoffman and Mark Pincus, also have an economic interest in such private placement warrants and in the 5,750,000 Founder Shares owned by the Sponsor. The 5,750,000 shares of Hippo Holdings common stock into which the 5,750,000 Founder Shares held by the Sponsor and RTPZ’s independent directors will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted, fully vested and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/ prospectus. However, given that such shares of Hippo Holdings common stock will be subject to certain restrictions, including those described above, RTPZ believes such shares have less value. The 120,000 shares of Hippo Holdings common stock into which the 120,000 Founder Shares held by RTPZ’s independent directors will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/ prospectus. The 4,400,000 Hippo Holdings warrants into which the 4,400,000 private placement warrants held by the Sponsor will automatically convert in connection with the Mergers (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per warrant on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus.

•

Pursuant to the Sponsor Agreement, the Sponsor has the right to select, subject to Hippo Holdings’ reasonable consent, a director of Hippo Holdings for a two-year term. In addition, Michael Thompson, RTPZ’s Chief Executive Officer and Chief Financial Officer, will serve as a board observer.

•

The Sponsor (including its representatives and affiliates) and RTPZ’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to RTPZ. For example, certain officers and directors of RTPZ, who may be considered an affiliate of the Sponsor, have also recently incorporated Reinvent Technology Partners (“RTP”) and Reinvent Technology Partners Y (“RTPY”), each of which is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting their respective initial business combinations. Mr. Hoffman and Mr. Pincus are Co-Lead Directors, Mr. Thompson is Chief Executive Officer, Chief Financial Officer and Director and David Cohen is Secretary of RTP and RTPY. The Sponsor and RTPZ’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to RTPZ completing its initial business combination. Moreover, certain of RTPZ’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. RTPZ’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to RTPZ, and the other entities to which they owe certain fiduciary or contractual duties, including RTP and RTPY. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in RTPZ’s favor and such potential business opportunities may be presented to other entities prior to their presentation to RTPZ, subject to applicable fiduciary duties under Cayman Islands Companies Act. RTPZ’s Cayman Constitutional Documents provide that RTPZ renounces its interest in any corporate opportunity offered to any director or officer of RTPZ.

•

RTPZ’s existing directors and officers will be eligible for continued indemnification and continued coverage under RTPZ’s directors’ and officers’ liability insurance after the Mergers and pursuant to the Merger Agreement.

•

Reinvent Capital Fund, an affiliate of RTPZ, subscribed for $10,000,000 of the PIPE Investment, for which it will receive 1,000,000 shares of Hippo Holdings common stock. Each of Mr. Hoffman, Mr. Pincus, Mr. Thompson and Mr. Cohen has an economic interest in Reinvent Capital Fund. The 1,000,000 shares of Hippo Holdings common stock which Reinvent Capital Fund has subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of $[                ] million based upon the closing price of $[                ] per share on the NYSE on [                ], 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. See “Certain Relationships and Related Person Transactions — RTPZ — Subscription Agreements”.

•

In the event that RTPZ fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, RTPZ will be required to provide for payment of claims of creditors that were not waived that may be brought against RTPZ within the ten years following such redemption. In order to protect the amounts held in RTPZ’s trust account, the Sponsor has agreed that it will be liable to RTPZ if and to the extent any claims by a third party (other than RTPZ’s independent auditors) for services rendered or products sold to RTPZ, or a prospective target business with which RTPZ has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of RTPZ’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•

RTPZ’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on RTPZ’s behalf, such as identifying and investigating possible business targets and business combinations. However, if RTPZ fails to consummate a business combination by the Liquidation Date, they will not have any claim against the trust account for reimbursement. RTPZ’s officers and directors, and their affiliates, expect to incur (or

guaranty) approximately $[                ] million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account). Accordingly, RTPZ may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

•

Pursuant to the Registration Rights Agreement, the Sponsor, RTPZ’s independent directors and Reinvent Capital Fund will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Hippo Holdings common stock and warrants held by such parties following the consummation of the Business Combination.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of RTPZ have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor (including RTPZ’s independent directors) owns [    ]% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or RTPZ’s securities, the Sponsor, Hippo or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of RTPZ’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Hippo or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) RTPZ’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. RTPZ will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Interests of Hippo’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of RTPZ’s board of directors in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that Hippo’s directors and executive officers may have interests in such proposal that are different from, or in addition to, those of RTPZ shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

Upon the consummation of the Business Combination, Hippo Holdings expects to redeem the following number of shares of Hippo Holdings common stock from each of the following executive officers and directors of Hippo, or their affiliated entities, at a purchase price of $10.00 per share, payable in immediately available funds: 3,000,000 shares from Assaf Wand, Hippo’s Chief Executive Officer and a member of its board of directors, 500,000 shares from Richard McCathron, Hippo’s President and a member of its board of directors, 750,000 shares from Stewart Ellis, Hippo’s Chief Financial Officer, 300,000 shares from Aviad Pinkovezky, Hippo’s Chief Product Officer, 300,000 shares from Ran Harpaz, Hippo’s Chief Technology Officer and 2,000,000 shares from Comcast Ventures, LP, an entity previously affiliated with Sam Landman, a member of Hippo’s board of directors.

•

In May 2019, Hippo extended loans to each of the following of its executive officers in order to facilitate the early exercise of options to purchase shares of Hippo common stock pursuant to certain Secured Partial Recourse Promissory Note and Stock Pledge Agreements by and between Hippo and such executive officers: Assaf Wand, Hippo’s Chief Executive Officer, in the principal amount of $1,143,971.12, Stewart Ellis, Hippo’s Chief Financial Officer, in the principal amount of $1,112,284.56 and Ran Harpaz, Hippo’s Chief Technology Officer, in the principal amount of $870,000. Each of these loans and all interest accrued thereon are expected to be forgiven upon the consummation of the Business Combination, subject to the respective executive officer’s continued employment through the consummation of the Business Combination.

•

Certain of Hippo’s directors and executive officers will serve as officers of Hippo Holdings following the consummation of the Business Combination. As such, in the future they will receive any cash or equity-based compensation that the Hippo Holdings board determines to pay to such officers. For additional information, see the section entitled “Management of Hippo Holdings Following the Business Combination.”

•

Under the terms of the Merger Agreement, from and after the consummation of the Business Combination, Hippo Holdings will indemnify certain persons, including Hippo’s directors and executive officers. In addition, Hippo Holdings will purchase a six-year “tail” insurance policy for the benefit of certain persons, including Postmates’ Hippo’s directors and executive officers.

Certain Engagements in Connection with the Business Combination and Related Transactions

Morgan Stanley and Goldman Sachs are acting as co-placement agents to RTPZ in connection with the PIPE Investment and are also acting as co-financial advisors to Hippo in connection with the proposed Business Combination. Morgan Stanley and Goldman Sachs will not receive a separate fee for their service as co-placement agents, but will receive fees in connection with their services as co-financial advisors to Hippo, subject to the terms and conditions of their respective engagement letters with Hippo. In addition, RTPZ and Hippo each signed letters with Morgan Stanley and Goldman Sachs acknowledging, and waiving any potential conflict of interest with respect to, (i) Morgan Stanley’s and Goldman Sachs’ roles as co-placement agents to RTPZ in connection with the PIPE Investment, (ii) their simultaneous roles as co-financial advisors to Hippo in connection with the proposed Business Combination and (iii) in the case of Morgan Stanley’s letter, Morgan Stanley’s previous role as, the lead underwriter on RTPZ’s initial public offering, for which Morgan Stanley is entitled to a deferred underwriting fee of approximately $8.1 million. This deferred underwriting fee will become payable to Morgan Stanley from the amounts held in the trust account upon consummation of the Business Combination, subject to the terms of the underwriting agreement entered into in connection with RTPZ’s initial public offering.

In addition, each of Morgan Stanley and Goldman Sachs are (together with their respective affiliates) full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, wealth management, investment research, principal investing, lending, financing, hedging, market making, brokerage and other financial and non-financial activities and services. From time to time, Morgan Stanley and its affiliates have provided various investment banking and other commercial dealings unrelated to the Business Combination or the PIPE Investment to RTPZ, Hippo and their respective affiliates, and has received customary compensation in connection therewith. From time to time, Goldman Sachs and its affiliates have provided various investment banking and other commercial dealings unrelated to the Business Combination or the PIPE Investment to RTPZ, Hippo and their affiliates, and has received customary compensation in connection therewith. In addition, each of Morgan Stanley, Goldman Sachs and their respective affiliates may provide investment banking and other commercial dealings to RTPZ and Hippo and their respective affiliates in the future, for which they would expect to receive customary compensation.

In addition, in the ordinary course of its business activities, each of Morgan Stanley, Goldman Sachs and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of RTPZ, Hippo, or their respective affiliates. Each of Morgan Stanley, Goldman Sachs and their respective may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Expected Accounting Treatment of the Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, RTPZ is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of Hippo issuing stock for the net assets of RTPZ, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Hippo.

Hippo has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:

Hippo stockholders will have the largest voting interest in the post-combination company;

The board of directors of the post-combination company will have 8 members, and Hippo will have the ability to nominate all but one of the members of the board of directors, and will have an approval right over the remaining director;

Hippo management will hold executive management roles (including Chief Executive Officer, Chief Financial Officer, and Chief Technology Officer, among others) for the post-combination company and be responsible for the day-to-day operations; and

The intended strategy of the post-combination company will continue Hippo’s current strategy of being a leader in the home protection and insurance industry.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC. On March 17, 2021, RTPZ and Hippo filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. RTPZ cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, RTPZ cannot assure you as to its result.

Hippo currently owns and controls Spinnaker Insurance Company (“Spinnaker”), which is domiciled in Illinois and “commercially domiciled” in Texas (i.e., it is treated as a Texas-domiciled insurer by the Texas insurance regulatory authority). Pursuant to both the Illinois Holding Company Act and the Texas Holding Company Act, a person must either (a) seek regulatory approval from the Director or Commissioner of each state’s insurance regulatory authority prior to acquiring direct or indirect “control” of a domestic insurer by filing a “Form A” application, or (b) obtain an exemption from such requirement from the relevant Director or Commissioner if the transaction does not result in the actual change of “control” as defined in the state’s Holding Company Act. Because of the nature of the transaction described herein, the stockholders before and after the transaction, the continuity of management, and our expectation that no person will own ten percent or more of the voting securities of, or otherwise control, Hippo Holdings, we applied for an exemption of this transaction from the Form A process in both Illinois and Texas, on the basis that this transaction does not effect a change in control. On March 19, 2021 the Director of the Illinois Insurance Department approved the parties’ application for exemption from the Form A process. There is no statutory deadline by which the Texas Department of Insurance must grant or deny the exemption application. We cannot predict with certainty whether the Texas Department of Insurance will approve such application or the timing of such decision, or whether the Texas Department of Insurance may impose conditions on or in connection with the application that might be considered burdensome in nature. If the Texas Department of Insurance were to deny the application for an exemption, we would be required to file the Form A application in Texas and obtain the approval of the Texas Department of Insurance prior to consummating the Business Combination. Further, under both the Texas Holding Company Act and the Illinois Holding Company Act, if any stockholder acquires direct or indirect “control” of any of our domestic insurance subsidiaries (which is presumed if such stockholder acquires 10 percent or more of our voting stock), that stockholder would be required to file a Form A application or obtain an approval of a disclaimer of control prior to consummating the Business Combination. We cannot predict with certainty whether the either the Illinois Department of Insurance or the Texas Department of Insurance will approve any such application or the timing of obtaining any such decision, or whether either the Illinois Department of Insurance or the Texas Department of Insurance would impose conditions on or in connection with the application that might be considered burdensome in nature.

Additionally, Hippo plans to notify the Cayman Islands Monetary Authority (“CIMA”) of the proposed Business Combination. Although we do not believe an approval is necessary, CIMA could require an approval of the Business Combination.

Neither RTPZ nor Hippo are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act and the insurance regulatory approvals or exemptions discussed above. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the BCA Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Merger Agreement, dated as of March 3, 2021 (the “Merger Agreement”), by and among RTPZ, RTPZ Merger Sub Inc. (“Merger Sub”), a Delaware corporation and subsidiary of RTPZ, and Hippo Enterprises Inc. (“Hippo”), a Delaware corporation, (a copy of which is attached to the proxy statement/prospectus as Annex A), be approved, ratified and confirmed in all respects.”

Recommendation of RTPZ’s Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director (s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then RTPZ is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Mergers. If, however, the Domestication Proposal is approved, but the BCA Proposal is not approved, then neither the Domestication nor the Mergers will be consummated.

As a condition to Closing the Mergers, the board of directors of RTPZ has unanimously approved a change of RTPZ’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with RTPZ’s Plan of Domestication (included as an exhibit to the registration statement of which this proxy statement/prospectus is a part), to effect the Domestication, RTPZ will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which RTPZ will be domesticated and continue as a Delaware corporation.

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding RTPZ Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock, (2) each of the then issued and outstanding RTPZ Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock, (3) each then issued and outstanding RTPZ warrant will convert automatically into a Hippo Holdings warrant, pursuant to the Warrant Agreement and (4) each RTPZ unit will separate automatically into a share of Hippo Holdings common stock, on a one-for-one basis, and one-fifth of one Hippo Holdings warrant.

The Domestication Proposal, if approved, will approve a change of RTPZ’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while RTPZ is currently governed by the Cayman Islands Companies Law, upon the Domestication, Hippo Holdings will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then RTPZ will also ask its shareholders to approve the Organizational Documents Proposals (discussed below), which, if approved, will replace RTPZ’s current memorandum and articles of association under the Cayman Islands Companies Law with a new certificate of incorporation and bylaws of Hippo Holdings under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and we encourage shareholders to carefully consult the information set out below under “Organizational Documents Proposals,” the Cayman Constitutional Documents of RTPZ, and the Proposed Organizational Documents of Hippo Holdings, attached to this proxy statement/prospectus as Annex B and Annex C.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation.

The board of directors of RTPZ believes that there are several reasons why a reincorporation in Delaware is in the best interests of RTPZ and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•

Prominence, Predictability, and Flexibility of Delaware Law. For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•

Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to Hippo Holdings, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Hippo Holdings’ stockholders from possible abuses by directors and officers.

•

Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. Hippo Holdings’ incorporation in Delaware may make Hippo Holdings more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable Hippo Holdings to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Hippo Holdings immediately following the Domestication will be the same as those of RTPZ immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Reinvent Technology Partners Z (the “Company”) be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Articles of Association of the Company (as amended) and be registered by way of continuation as a corporation in the State of Delaware.”

Recommendation of the RTPZ Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSALS

OVERVIEW

If the Domestication Proposal is approved and the Business Combination is to be consummated, RTPZ will replace the Cayman Constitutional Documents, under the Cayman Islands Companies Law, with the Proposed Certificate of Incorporation and the Proposed Bylaws, in each case, under the DGCL.

RTPZ’s shareholders are asked to consider and vote upon and to approve by special resolution four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. The Organizational Documents Proposals are conditioned on the approval of Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Certificate of Incorporation and Proposed Bylaws for Hippo Holdings. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of RTPZ, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety. Additionally, as the Cayman Constitutional Documents are governed by the Cayman Islands Companies Law and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Authorized Shares Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 RTPZ Class A ordinary shares, 50,000,000 RTPZ Class B ordinary shares and 5,000,000 preferred shares.	The Proposed Organizational Documents authorize [ ] shares, consisting of [ ] shares of Hippo Holdings common stock and [ ] shares of Hippo Holdings preferred stock.

	See paragraph 5 of the Existing Memorandum.	See Article Fourth of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)	The Cayman Constitutional Documents authorize the issuance of 5,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by RTPZ’s board of directors. Accordingly, RTPZ’s board of directors is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption,	The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the Board may determine.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of RTPZ to carry out a conversion of RTPZ Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles).

	See paragraph 5 of the Existing Memorandum and Articles 3 and 17 of the Existing Articles.	See Article Fifth, subsection (B) of the Proposed Certificate of Incorporation.

Classified Board (Organizational Documents Proposal C)	The Cayman Constitutional Documents provide that RTPZ board of directors shall be composed of one class.	The Proposed Organizational Documents provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

	See Article 29 of the Existing Articles.	See Article Seventh of the Proposed Certificate of Incorporation.

Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that the name of the company is “Reinvent Technology Partners Z”	The Proposed Organizational Documents provide that the name of the corporation will be “Hippo Holdings Inc.”

	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Certificate of Incorporation.

Perpetual Existence (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that if RTPZ does not consummate a business combination (as defined in the Cayman Constitutional Documents) by November 23, 2022 (or February 23, 2023 if RTPZ has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the initial public offering but has not completed the initial business combination within such 24-month period or, if such date is extended at a duly called extraordinary general meeting, such later date), RTPZ will cease all operations except for the	The Proposed Organizational Documents do not include any provisions relating to Hippo Holdings’ ongoing existence; the default under the DGCL will make Hippo Holdings’ existence perpetual.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
purposes of winding up and will redeem the public shares and liquidate RTPZ’s trust account.

	See Article 49 of the Existing Articles.	Default rule under the DGCL.

Exclusive Forum (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation.

See Article Twelfth of the Proposed Certificate of Incorporation.

Takeovers by Interested Stockholders (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide restrictions on takeovers of RTPZ by a related shareholder following a business combination.	The Proposed Organizational Documents will have Hippo Holdings elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other similar restrictions regarding takeovers by interested stockholders.

See Article Tenth of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Cayman Constitutional Documents include various provisions related to RTPZ’s status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to RTPZ’s status as a blank check company, which no longer will apply upon consummation of the Mergers, as RTPZ will cease to be a blank check company at such time

See Article 49 of the Existing Articles.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B and Annex C, respectively), with such principal changes as described in Organizational Documents Proposals A-D.”

ORGANIZATIONAL DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

RTPZ is asking its shareholders to authorize the change in the authorized capital stock of RTPZ from (i) 500,000,000 RTPZ Class A ordinary shares, 50,000,000 RTPZ Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, of RTPZ (the “RTPZ Preferred Shares”) to (ii) [            ] shares of Hippo Holdings common stock and [ ] shares of Hippo Holdings preferred stock.

As of the date of this proxy statement/prospectus, there are (i) [            ] RTPZ Class A ordinary shares issued and outstanding, (ii) [            ] RTPZ Class B ordinary shares issued and outstanding and (iii) no RTPZ Preferred Shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there are [            ] RTPZ public warrants and [            ] private placement warrants of RTPZ, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, each RTPZ warrant will automatically be converted into one Hippo Holdings warrant upon the Domestication, which will be exercisable for one share of Hippo Holdings common stock at an exercise price of $11.50 per share. Pursuant to the Warrant Agreement (as amended by the Warrant Amendment if the Warrant Amendment Proposal is approved by at least 50% of the outstanding public warrants and the Sponsor (as the holder of all of the private placement warrants)), the Hippo Holdings warrants are exercisable commencing on the date that is 30 days after the Closing.

Pursuant to the Merger Agreement, Hippo Holdings will issue or, as applicable, reserve for issuance in respect of Hippo Options outstanding as of immediately prior to the Closing that will be converted into options based on Hippo Holdings common stock, an aggregate of 552,200,000 shares of Hippo Holdings common stock to Hippo stockholders, and pursuant to the PIPE Investment, Hippo Holdings will issue 55,000,000 shares of Hippo Holdings common stock to the PIPE Investors.

In order to ensure that Hippo Holdings has sufficient authorized capital for future issuances, RTPZ’s board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of Hippo Holdings change the authorized capital stock of RTPZ from (i) 500,000,000 RTPZ Class A ordinary shares, 50,000,000 RTPZ Class B ordinary shares and 5,000,000 RTPZ Preferred Shares to (ii) [                ] shares of Hippo Holdings common stock and [ ] shares of Hippo Holdings preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Hippo Holdings, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of Hippo Holdings that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.

Vote Required for Approval

The approval of Organizational Documents Proposal A requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal A is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.

Recommendation of the RTPZ Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF HIPPO HOLDINGS AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

RTPZ is asking its shareholders to authorize the board of directors of Hippo Holdings to issue any or all shares of Hippo Holdings preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by Hippo Holdings’ board of directors and as may be permitted by the DGCL.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of Hippo Holdings after the Business Combination.

If Organizational Documents Proposal A is approved, the number of authorized shares of preferred stock of Hippo Holdings will be [            ] shares. Approval of this Organizational Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an antitakeover defense.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Hippo Holdings, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of Hippo Holdings and thereby protect continuity of or entrench its management, which may adversely affect the market price of Hippo Holdings and its securities. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of Hippo Holdings, such preferred stock could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing Hippo Holdings’ board of directors to issue the authorized preferred stock on its own volition will enable Hippo Holdings to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Hippo Holdings currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Vote Required for Approval

The approval of Organizational Documents Proposal B requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal B is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal B will have no effect, even if approved by holders of ordinary shares.

Recommendation of the RTPZ Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL C — APPROVAL OF PROPOSAL REGARDING ESTABLISHMENT OF A CLASSIFIED BOARD OF DIRECTORS

Overview

RTPZ is asking its shareholders to provide that Hippo Holdings’ board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of Hippo Holdings after the Business Combination.

If Organizational Documents Proposal C is approved, Hippo Holdings’ board of directors would reclassify. The term of office of the Class I directors will expire at the first annual meeting of stockholders following the initial classification of the board of directors and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Subject to any limitations imposed by applicable law and subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy occurring in Hippo Holdings for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will, unless (a) Hippo Holdings’ board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Hippo Holdings, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that a classified board of directors in the best interest of Hippo Holdings because it is designed to assure the continuity and stability of Hippo Holdings’ leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with Hippo Holdings and, therefore, will be familiar with our business and operations. Our board of directors also believes that this classification will assist Hippo Holdings in protecting the interests of our stockholders in the event of an unsolicited offer for Hippo Holdings by encouraging any potential acquirer to negotiate directly with Hippo Holdings’ board of directors.

This proposal may increase the amount of time required for a takeover bidder to obtain control of Hippo Holdings without the cooperation of Hippo Holdings’ board of directors, even if the takeover bidder were to acquire a majority of the voting power of Hippo Holdings’ outstanding voting stock. Without the ability to obtain immediate control of Hippo Holdings’ board of directors, a takeover bidder will not be able to take action to remove other impediments to its acquisition of Hippo Holdings. Thus, this amendment could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. Further, this amendment will make it more difficult for stockholders to change the majority composition of

Hippo Holdings’ board of directors, even if the stockholders believe such a change would be desirable. Because of the additional time required to change the control of Hippo Holdings’ board of directors, this amendment could be viewed as tending to perpetuate present management.

Although this proposal could make it more difficult for a hostile bidder to acquire control over Hippo Holdings, our board of directors believes that by forcing potential bidders to negotiate with Hippo Holdings’ board of directors for a change of control transaction, Hippo Holdings’ board of directors will be better able to maximize stockholder value in any change of control transaction.

Our board of directors is not aware of any present or threatened third-party plans to gain control of Hippo Holdings, and this proposal is not being recommended in response to any such plan or threat. Rather, our board of directors is recommending this proposal as part of its review of Hippo Holdings’ key governance mechanisms in connection with the Business Combination and to assist in assuring fair and equitable treatment for all of Hippo Holdings’ stockholders in hostile takeover situations. The RTPZ board of directors has no present intention of soliciting a stockholder vote on any other proposals relating to a possible takeover of Hippo Holdings.

Vote Required for Approval

The approval of Organizational Documents Proposal C requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal C is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal C will have no effect, even if approved by holders of ordinary shares.

Recommendation of the RTPZ Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL D — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

RTPZ is asking its shareholders to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively), including (1) changing the corporate name from “Reinvent Technology Partners Z” to “Hippo Holdings Inc.,” (2) making Hippo Holding’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) electing not to be governed by Section 203 of the DGCL and, instead, be governed by a provision substantially similar to Section 203 of the DGCL, and (5) removing certain provisions related to RTPZ’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which RTPZ’s board of directors believes is necessary to adequately address the needs of Hippo Holdings after the Business Combination.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of Hippo Holdings after the Business Combination.

The Proposed Organizational Documents stipulate that the Court of Chancery for the State of Delaware (the “Court of Chancery”) be the sole and exclusive forum (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) for any stockholder (including a beneficial owner) to bring (i) any derivative action, suit or proceeding brought on Hippo Holdings’ behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of Hippo Holdings to Hippo Holdings or Hippo Holdings’ stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery, or (v) any action, suit or proceeding asserting a claim against Hippo Holdings or any current or former director, officer or stockholder governed by the internal affairs doctrine. Notwithstanding the foregoing, the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The Proposed Organizational Documents will cause Hippo Holdings to not to be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Certificate of Incorporation that is substantially similar to Section 203 of the DGCL.

The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of RTPZ’s operations should RTPZ not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the consummation of the Mergers, Hippo Holdings will not be a blank check company.

Approval of each of the Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with Hippo Holdings’ Proposed Organizational Documents. While certain material changes between the Cayman Constitutional Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this Organizational Documents Proposal D, there are other differences between the Cayman Constitutional Documents and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Organizational Documents Proposal D. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Organizational Documents of Hippo Holdings, attached hereto as Annex B and Annex C as well as the information provided in the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “Reinvent Technology Partners Z” to “Hippo Holdings Inc.” is desirable to reflect the Business Combination with Hippo and to clearly identify Hippo Holdings as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making Hippo Holdings’ corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for Hippo Holdings following the Business Combination.

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist Hippo Holdings in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, Hippo Holdings will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra- corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions; provided that these exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

DGCL 203 Opt Out and Replacement

Our board of directors intends to shield stockholders from the coerciveness of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction.

Hippo Holdings will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

Our board of directors has elected to opt out of Section 203, but the board of directors believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the board of directors and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of Hippo Holdings. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving Hippo Holdings that have not been approved by the board of directors. The board of directors believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of Hippo Holdings without paying a fair premium to all stockholders.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to RTPZ’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve Hippo Holdings and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and RTPZ’s board of directors believes it is the most appropriate period for Hippo Holdings following the Business Combination. In addition, certain other provisions in RTPZ’s current certificate require that proceeds from RTPZ’s initial public offering be held in the trust account until a business combination or liquidation of RTPZ has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.

Vote Required for Approval

The approval of Organizational Documents Proposal D requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal D is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal D will have no effect, even if approved by holders of ordinary shares.

Recommendation of the RTPZ Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL

Overview

RTPZ is asking its Class B ordinary shareholders to consider and vote upon a proposal, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect 8 directors who, upon consummation of the Business Combination, will be the directors of Hippo Holdings (“Director Election Proposal”).

Nominees

As contemplated by the Merger Agreement, the Board of Hippo Holdings following consummation of the transaction will consist of:

(i)

an individual to be designated by RTPZ (subject to Hippo’s reasonable approval), who will initially be [                ] and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents; and

(ii)

individuals to be designated by Hippo, who will initially be Eric Feder, Hugh R. Frater, Noah Knauf, Sam Landman, Richard McCathron, Assaf Wand and Sandra Wijnberg and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents.

Accordingly, our board of directors has nominated each of [                ], Eric Feder, Hugh R. Frater, Noah Knauf, Sam Landman, Richard McCathron, Assaf Wand and Sandra Wijnberg to serve as directors of Hippo Holdings upon the consummation of the Business Combination, with [                ] to serve as the Chairperson of the board of directors, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. For more information on the experience of each of these director nominees, please see the section titled “Management of Hippo Holdings Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the RTPZ Class B ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Under the terms of the Cayman Constitutional Documents, only the holders of the RTPZ Class B ordinary shares are entitled to vote on the election of directors to our board of directors. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Pursuant to the Sponsor Support Agreement, the Sponsor and RTPZ’s independent directors, as holders of 100% of the RTPZ Class B ordinary shares, agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby. Therefore, the Director Election Proposal is expected to be approved by the Sponsor and RTPZ’s independent directors prior to the extraordinary general meeting. However, the Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even though it has been approved by the holders of the RTPZ Class B ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on Hippo Holdings’ board of directors upon the consummation of the Business Combination.”

Name of Director
[ ]
Eric Feder
Hugh R. Frater
Noah Knauf
Sam Landman
Richard McCathron
Assaf Wand
Sandra Wijnberg

Recommendation of the RTPZ Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RTPZ CLASS B ORDINARY SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

SHARE ISSUANCE PROPOSAL

Overview

RTPZ is asking its shareholders to consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of Hippo Holdings common stock to (a) the PIPE Investors, including Reinvent Capital Fund and the Hippo PIPE Investors, pursuant to the PIPE Investment and (b) shares of Hippo Holdings common stock to the Hippo stockholders pursuant to the Merger Agreement (the “Share Issuance Proposal”).

Reasons for the Approval for Purposes of NYSE Listing Rule 312.03

Pursuant to Section 312.03(c) of the NYSE’s Listed Company Manual, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Additionally, under Section 312.03(d) of the NYSE’s Listed Company Manual, shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Mergers, RTPZ expects to issue an estimated 581,868,081 shares of Hippo Holdings common stock in connection with the Business Combination and the PIPE Investment. For further details, see “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Accordingly, the aggregate number of shares of Hippo Holdings common stock that RTPZ will issue in connection with the Business Combination and the PIPE Investment will exceed 20% of both the voting power and the shares of Hippo Holdings common stock outstanding before such issuance and may result in a change of control of the registrant under Section 312.03(d) of the NYSE’s Listed Company Manual, and for these reasons, RTPZ is seeking the approval of RTPZ shareholders for the issuance of shares of Hippo Holdings common stock pursuant in connection with the Business Combination and the PIPE Investment.

Additionally, pursuant to Section 312.03(b) of the NYSE’s Listed Company Manual, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to (1) a director, officer or substantial security holder of the company (each a “Related Party”), (2) a subsidiary, affiliate or other closely related person of a Related Party or (3) any company or entity in which a Related Party has a substantial direct or indirect interest, in each case, if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance. In connection with the PIPE Investment, Reinvent Capital Fund, in which each of Mr. Hoffman, Mr. Pincus, Mr. Thompson and Mr. Cohen has an economic interest, is expected to be issued 1,000,000 shares of Hippo Holdings common stock,.

Accordingly, the aggregate number of shares of Hippo Holdings common stock that RTPZ will issue to a Related Party in the PIPE Investment may exceed 1% of the shares of Hippo Holdings common stock outstanding before such issuance, and for this reason, RTPZ is seeking the approval of RTPZ shareholders for the issuance of shares of Hippo Holdings common stock pursuant in connection with the PIPE Investment.

In the event that this proposal is not approved by RTPZ shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by RTPZ shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Hippo Holdings common stock pursuant to the Merger Agreement or the PIPE Investment, such shares of Hippo Holdings common stock will not be issued.

Vote Required for Approval

The approval of the Share Issuance Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Share Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Share Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of Hippo Holdings common stock pursuant to the Merger Agreement and the PIPE Investment, including to Hippo stockholders and the PIPE Investors, be approved in all respects.”

Recommendation of the RTPZ Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

INCENTIVE AWARD PLAN PROPOSAL

Overview

RTPZ is asking its shareholders to approve by ordinary resolution the Hippo Holdings Inc. Incentive Award Plan and the material terms thereunder. The RTPZ board of directors approved the Incentive Award Plan, prior to the RTPZ extraordinary general meeting, subject to shareholder approval at the RTPZ extraordinary general meeting. The Incentive Award Plan will become effective as of the date immediately prior to the Closing, subject to approval from the RTPZ shareholders.

The Incentive Award Plan is described in more detail below. A copy of the Incentive Award Plan is attached to this proxy statement/prospectus as Annex D.

The Incentive Award Plan

The principal purpose of the Incentive Award Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of shareholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to our success. The RTPZ board of directors believes that equity awards are necessary for Hippo to remain competitive in its industry and are essential to recruiting and retaining highly qualified employees.

Summary of the Incentive Award Plan

This section summarizes certain principal features of the Incentive Award Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Award Plan.

Eligibility and Administration

Options, restricted stock units and other stock-based and cash-based awards under the Incentive Award Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options (“ISOs”). Following the consummation of the Business Combination, Hippo Holdings is expected to have approximately employees, consultants and non-employee directors who will be eligible to receive awards under the Incentive Award Plan.

The compensation committee of our board of directors is expected to administer the Incentive Award Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The Incentive Award Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the Incentive Award Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Incentive Award Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the Incentive Award Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the Incentive Award Plan. The full board of directors will administer the Incentive Award Plan with respect to awards to non-employee directors.

Shares Available for Awards

Under the Incentive Award Plan, [                ] shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights (“SARs”) restricted stock awards, restricted stock unit awards, performance bonus awards, performance stock unit awards, dividend equivalents, or other stock or cash based awards. The number of shares of common stock initially reserved for issuance or transfer pursuant to awards under the Incentive Award Plan will be increased by (i) the number of shares of common stock represented by awards outstanding under the Hippo Enterprises Inc. 2019 Stock Option and Grant Plan (which amended and restated in its entirety the Hippo Analytics Inc. 2016 Stock Option and Grant Plan), that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A) 5% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of common stock as determined by our board of directors; provided, however, that no more than [                ] shares of common stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the Incentive Award Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the Incentive Award Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the Incentive Award Plan, such tendered or withheld shares will be available for future grants under the Incentive Award Plan;

•

to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the Incentive Award Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the Incentive Award Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the Incentive Award Plan.

The Incentive Award Plan also provides that the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to a cash-based award to any individual first year of services as a non-employee director during any calendar year may not exceed $1,000,000 and $750,000 for each year thereafter.

Types of Awards

The Incentive Award Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, performance bonus awards, performance stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonstatutory Stock Options (“NSOs”) provide for the right to purchase shares of our common stock at a specified price that may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive Stock Options (“ISOs”) will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the Incentive Award Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, dividends will not be released until restrictions are removed or expire.

•

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Stock Appreciation Rights (“SARs”) may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the Incentive Award Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the Incentive Award Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•

Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.

•

Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•	Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or

SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. In addition, dividend equivalents with respect to an awards subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Certain Transactions

In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the Incentive Award Plan or any awards under the Incentive Award Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the Incentive Award Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the Incentive Award Plan. In the event of a change in control (as defined in the Incentive Award Plan), to the extent that the successor entity does not assume or substitute for an outstanding award (other than any portion subject to performance-based vesting), then all such awards will become fully vested and exercisable in connection with the transaction. Additionally, if a participant experiences a termination of service that is effected by us other than for cause or by the participant for good reason (each as defined in the Incentive Award Plan), in either case, during the period beginning three months before and ending 12 months after a change in control, then, as of immediately before such termination of service, each of the participant’s outstanding awards will vest, and any forfeiture restrictions thereon will lapse, as of immediately before the consummation of the change in control.

Amendment and Termination

The administrator may terminate, amend or modify the Incentive Award Plan at any time and from time to time. However, we must generally obtain shareholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional shareholder approval.

No ISOs may be granted pursuant to the Incentive Award Plan after the tenth anniversary of the effective date of the Incentive Award Plan, and no additional annual share increases to the Incentive Award Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the Incentive Award Plan will remain in force according to the terms of the Incentive Award Plan and the applicable award agreement.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the Incentive Award Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Incentive Award Plan, and exercise price obligations arising in connection with the exercise of stock options under the Incentive Award Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

United States Federal Income Tax Consequences

The following summary is based on an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Moreover, the following is only a summary of United States federal income tax consequences. Actual tax consequences to participants in the Incentive Award Plan may be either more or less favorable than those described below depending on the participants’ particular circumstances. State and local tax consequences may in some cases differ from the U.S. federal income tax consequences. The following summary of the income tax consequences in respect of the Incentive Award Plan is for general information only. Interested parties should consult their own advisors as to the specific tax consequences of their awards, including the applicability and effect of state, local and foreign laws.

Incentive Stock Options

No income will be recognized by a participant for United States federal income tax purposes upon the grant or exercise of an ISO under the Incentive Award Plan. The basis of shares transferred to a participant upon exercise of an ISO is the price paid for the shares. If the participant holds the shares for at least one year after the transfer of the shares to the participant and two years after the grant of the ISO, the participant generally will recognize capital gain or loss upon sale of the shares received upon exercise equal to the difference between the amount realized on the sale and the basis of the stock. Generally, if the shares are not held for that period, the participant will recognize ordinary income upon disposition in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares, or if less (and if the disposition is a transaction in which loss, if any, will be recognized), the gain on disposition. Any additional gain realized by the participant upon the disposition will be a capital gain. The excess of the fair market value of shares received upon the exercise of an incentive stock option over the option price for the shares is an item of adjustment for the participant for purposes of the alternative minimum tax. Therefore, although no income is recognized upon exercise of an incentive stock option, a participant may be subject to alternative minimum tax as a result of the exercise.

Nonstatutory Stock Options

No income is expected to be recognized by a participant for United States federal income tax purposes upon the grant of a NSO. Upon exercise of a NSO, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares. Income recognized upon the exercise of a NSO will be considered compensation subject to withholding at the time the income is recognized, and, therefore, the participant’s employer must make the necessary arrangements with the participant to ensure that the amount of the tax required to be withheld is available for payment. NSOs are designed to provide the employer with a deduction equal to the amount of ordinary income recognized by the participant at the time of the recognition by the participant, subject to the deduction limitations described below.

Stock Appreciation Rights

There is expected to be no United States federal income tax consequences to either the participant or the employer upon the grant of SARs. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any common stock received. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Restricted Stock

If the restrictions on an award of shares of restricted stock are of a nature that the shares are both subject to a substantial risk of forfeiture and are not freely transferable (within the meaning of Section 83 of the Code), the participant will not recognize income for United States federal income tax purposes at the time of the award unless the participant affirmatively elects to include the fair market value of the shares of restricted stock on the date of the award, less any amount paid for the shares, in gross income for the year of the award pursuant to Section 83(b) of the Code. In the absence of this election, the participant will be required to include in income for United States federal income tax purposes on the date the shares either become freely transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), the fair market value of the shares of restricted stock on such date, less any amount paid for the shares. The employer will be entitled to a deduction at the time of income recognition to the participant in an amount equal to the amount the participant is required to include in income with respect to the shares, subject to the deduction limitations described below. If a Section 83(b) election is made within 30 days after the date the restricted stock is received, the participant will recognize ordinary income at the time of the receipt of the restricted stock, and the employer will be entitled to a corresponding deduction, equal to the fair market value of the shares at the time, less the amount paid, if any, by the participant for the restricted stock. If a Section 83(b) election is made, no additional income will be recognized by the participant upon the lapse of restrictions on the restricted stock, but, if the restricted stock is subsequently forfeited, the participant may not deduct the income that was recognized pursuant to the Section 83(b) election at the time of the receipt of the restricted stock.

Dividends paid to a participant holding restricted stock before the expiration of the restriction period will be additional compensation taxable as ordinary income to the participant subject to withholding, unless the participant made an election under Section 83(b) of the Code. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the dividends includible in the participant’s income as compensation. If the participant has made a Section 83(b) election, the dividends will be dividend income, rather than additional compensation, to the participant.

If the restrictions on an award of restricted stock are not of a nature that the shares are both subject to a substantial risk of forfeiture and not freely transferable, within the meaning of Section 83 of the Code, the participant will recognize ordinary income for United States federal income tax purposes at the time of the transfer of the shares in an amount equal to the fair market value of the shares of restricted stock on the date of the transfer, less any amount paid therefor. The employer will be entitled to a deduction at that time in an amount equal to the amount the participant is required to include in income with respect to the restricted shares, subject to the deduction limitations described below.

Restricted Stock Units

There generally will be no United States federal income tax consequences to either the participant or the employer upon the grant of RSUs. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of cash and/or transfer of shares of common stock in payment of the RSUs in an amount equal to the aggregate of the cash received and the fair market value of the common stock so transferred. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Generally, a participant will recognize ordinary income subject to withholding upon the payment of any dividend equivalents paid with respect to an award in an amount equal to the cash and the fair market value of any common stock the participant receives. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Stock Awards

If a participant receives a stock award in lieu of a cash payment that would otherwise have been made, the participant generally will be taxed as if the cash payment has been received, and the employer will have a deduction in the same amount.

Limitation on the Employer’s Compensation Deduction

Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

Excess Parachute Payments

Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an “excess parachute payment.” Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the Incentive Award Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.

Application of Section 409A of the Code

Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving nonstatutory deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” includes equity-based incentive programs, including some stock options, stock appreciation rights and RSU programs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted nonstatutory stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.

The awards made pursuant to the Incentive Award Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code to the extent the awards granted under the Incentive Award Plan are not exempt from coverage. However, if the Incentive Award Plan fails to comply with Section 409A in operation, a participant could be subject to the additional taxes and interest.

State, local and foreign tax consequences may in some cases differ from the United States federal income tax consequences described above. The foregoing summary of the United States federal income tax consequences in respect of the Incentive Award Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.

The Incentive Award Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

New Plan Benefits

Grants under the Incentive Award Plan will be made at the discretion of the plan administrator and are not currently determinable. The value of the awards granted under the Incentive Award Plan will depend on a number of factors, including the fair market value of the common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Interests of Certain Persons in this Proposal

RTPZ’s directors and executive officers may be considered to have an interest in the approval of the Incentive Award Plan because they may in the future receive awards under the Incentive Award Plan. Nevertheless, the board of directors believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the Incentive Award Plan.

Vote Required for Approval

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

If the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Share Issuance Proposal and the Incentive Award Plan Proposal are not approved, the Incentive Plan Proposal will not be presented at the extraordinary general meeting. The Incentive Plan Proposal requires the affirmative vote of a majority of the issued and outstanding shares of common stock represented in person or by proxy at the meeting and entitled to vote thereon.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of Hippo Holdings Inc. Incentive Award Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Recommendation of RTPZ’s Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

ESPP PROPOSAL

Overview

RTPZ is asking its shareholders to approve by ordinary resolution and adopt the Hippo Holdings Inc. 2021 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereunder. The RTPZ board of directors approved the ESPP, prior to the RTPZ extraordinary general meeting, subject to shareholder approval at the RTPZ extraordinary general meeting. The ESPP will become effective as of the date immediately prior to the Closing, subject to approval from the RTPZ shareholders.

The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex E.

The ESPP

The ESPP is designed to allow eligible employees of Hippo to purchase shares of Hippo common stock with their accumulated payroll deductions. The ESPP is divided into two components: the “Section 423 Component” and the “Non-Section 423 Component”. The Section 423 Component is intended to qualify under Section 423 of the Code. The Non-Section 423 Component is not intended to qualify under Section 423 of the Code and will be used to grant stock options to certain non-U.S. employees and certain U.S. employees who are employed by certain of our subsidiaries which are not corporations. The material terms of the ESPP are summarized below. The purpose of the ESPP is to assist such employees in acquiring a stock ownership interest in Hippo, to help such employees provide for their future security and to encourage such employees to remain in the employment of Hippo. The RTPZ board of directors believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

Summary of the ESPP

This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the Incentive Award Plan.

Administration

Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administration.

Shares Available for Awards

The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a) [                ] shares of common stock and (b) an annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than [                ] shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility

Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our designated subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP. Following the consummation of the Business Combination, Hippo Holdings is expected to have approximately [                ] employees who may be eligible to receive awards under the ESPP depending on the offering terms the administrator sets for the ESPP.

Participation

Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date.

Offering

Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments

In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination

Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining shareholder approval within 12 months before or after such amendment to the extent required by applicable laws.

Material United States Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to the purchase of shares under the ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. As such, tax consequences for employees participating in the Non-Section 423 Component of the ESPP are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Section 423 Component of the ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (i) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (ii) an amount equal to the applicable discount from the fair market value of the shares as of the date of grant. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and Hippo will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and Hippo will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

New Plan Benefits

Grants under the ESPP will be made based on the amount of contributions by each individual participant ant once the administrator commencing the offerings and are not currently determinable. The value of the awards granted under the ESPP will depend on a number of factors, including the fair market value of the common stock on future dates, the contribution decisions made by the participants and the dates when the administrator commence the offerings under the ESPP.

Interests of Certain Persons in this Proposal

RTPZ’s directors and executive officers may be considered to have an interest in the approval of the Incentive Award Plan because they may in the future receive awards under the Incentive Award Plan. Nevertheless, the board of directors believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the Incentive Award Plan.

Vote Required for Approval

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

If the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal and the Share Issuance Proposal are not approved, the ESPP Proposal will not be presented at the extraordinary general meeting. The ESPP Proposal requires the affirmative vote of a majority of the issued and outstanding shares of common stock represented in person or by proxy at the meeting and entitled to vote thereon.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of the Hippo Holdings Inc. 2021 Employee Stock Purchase Plan be approved, ratified and confirmed in all respects.

Board’s Recommendation

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows RTPZ’s board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and Hippo Holdings and their respective stockholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, RTPZ’s board of directors may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”

Recommendation of the RTPZ Board of Directors

THE RTPZ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RTPZ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of RTPZ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RTPZ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, RTPZ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of RTPZ’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

WARRANT HOLDER PROPOSAL 1: WARRANT AMENDMENT PROPOSAL

This section of the proxy statement/prospectus describes the material provisions of the Warrant Amendment, but does not purport to describe all of the terms of the Warrant Amendment. This summary is qualified in its entirety by reference to the Warrant Amendment, a copy of which is attached as Annex H hereto. You are urged to read the Warrant Amendment in its entirety before voting on this proposal.

Overview

In connection with the Business Combination, public warrant holders are being asked to approve and consent to an amendment (the “Warrant Amendment”) to the terms of the Warrant Agreement (the “Warrant Amendment Proposal”). RTPZ currently has 4,600,000 public warrants outstanding and 4,400,000 private placement warrants outstanding.

The proposed Warrant Amendment provides that the exercise period for the warrants will commence 30 days after the date on which RTPZ completes the Business Combination.

A complete copy of the Warrant Amendment is attached hereto as Annex H.

Current Terms of the Warrants

Each public warrant entitles the registered holder to purchase one RTPZ Class A ordinary share at a price of $11.50 per full share, subject to adjustment as discussed below, at any time commencing upon the later of 12 months from the closing of RTPZ’s initial public offering or 30 days after the completion of a business combination. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares. The public warrants expire at 5:00 p.m., New York City time on the earlier to occur of: (i) five years from the completion of an initial business combination, (ii) the liquidation of RTPZ or (iii) the redemption date as fixed by RTPZ pursuant to the Warrant Agreement, if RTPZ elects to redeem all warrants. Following the Business Combination, each warrant will entitle the registered holder thereof to purchase one share of Hippo Holdings common stock.

The private placement warrants are identical to the warrants included in the units sold in the initial public offering of RTPZ except that, so long as they are held by the Sponsor or its permitted transferees, the private placement warrants: (i) are not redeemable by RTPZ (except in certain redemption scenarios when the price per Class A ordinary share equals or exceeds $10.00 (as adjusted)), (ii) may be exercised on a cashless basis and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the private placement warrants, including the RTPZ Class A ordinary shares issuable upon exercise of the private placement warrants (except to certain permitted transferees), until 30 days after the completion of RTPZ’s initial business combination.

Certain Effects of the Approval of the Warrant Amendment Proposal

If the Warrant Amendment Proposal is approved, all warrants will be subject to the terms of the Warrant Amendment whether or not a given holder voted in favor of the Warrant Amendment Proposal.

Reason for the Warrant Amendment Proposal

The board of directors of RTPZ believes it is in the best interests of RTPZ and the warrant holders that the warrants be exercisable 30 days after the completion of the Business Combination (as opposed to the current exercise period which, as noted above, begins on the later of 12 months from the closing of RTPZ’s initial public offering or 30 days after the completion of a business combination). By allowing the warrant holders to exercise the warrants 30 days after the completion of the Business Combination (as opposed to the later of 12 months from the closing of RTPZ’s initial public offering or 30 days after the completion of a business combination), RTPZ is providing the warrant holders with the opportunity to realize any upside potential earlier. If the warrants are exercised or redeemed by RTPZ pursuant to the Warrant Agreement, RTPZ would also have more certainty as to its capital structure as the warrants would no longer be outstanding.

Vote Required for Approval

Pursuant to the Warrant Agreement, the Warrant Amendment is required to be approved by (i) at least 50% of the then outstanding public warrants and (ii) at least 50% of the then outstanding private placement warrants. Prior to the date hereof, the Sponsor, as holder of 100% of the private placement warrants, has approved the Warrant Amendment. As such, the approval of the Warrant Amendment Proposal will require the affirmative vote of the public warrant holders holding at least 50% of the outstanding public warrants.

The Warrant Amendment will only become effective if the Business Combination is completed. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the public warrant holders have approved the Warrant Amendment Proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the Company’s adoption of the Amendment to the Warrant Agreement be approved, ratified and confirmed in all respects.

Recommendation of the RTPZ Board with respect to the Warrant Amendment Proposal

THE BOARD OF DIRECTORS OF RTPZ UNANIMOUSLY RECOMMENDS THAT RTPZ’S PUBLIC WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.

WARRANT HOLDER PROPOSAL 2: WARRANT HOLDERS ADJOURNMENT PROPOSAL

Overview

At the Warrant Holders Meeting, RTPZ will ask its public warrant holders to consider and vote upon a proposal to adjourn the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal. In no event will RTPZ solicit proxies to adjourn the Warrant Holders Meeting or complete the Business Combination beyond the date by which it may properly do so.

Consequences if the Warrant Holders Adjournment Proposal is Not Approved

If the Warrant Holders Adjournment Proposal is not approved by the public warrant holders, the RTPZ board may not be able to adjourn the Warrant Holders Meeting to a later date if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal.

Vote Required for Approval

The Warrant Holders Adjournment Proposal, if presented, will require the affirmative vote of the holders of a majority of the public warrants present and entitled to vote at the Warrant Holders Meeting.

The Warrant Holders Adjournment Proposal will not be presented if the Warrant Amendment Proposal is approved.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Warrant Holders Meeting be approved.”

Recommendation of the RTPZ Board with respect to the Warrant Holders Adjournment Proposal

THE BOARD OF DIRECTORS OF RTPZ UNANIMOUSLY RECOMMENDS THAT RTPZ’S PUBLIC WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT HOLDERS ADJOURNMENT PROPOSAL, IF PRESENTED.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary discussion of U.S. federal income tax considerations of the Domestication and exercise of redemption rights generally applicable to holders of RTPZ Class A ordinary shares and RTPZ warrants. This section applies only to holders that hold their RTPZ Class A ordinary shares or RTPZ warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares;

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Domestication or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds RTPZ Class A ordinary shares or RTPZ warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any RTPZ Class A ordinary shares or RTPZ warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and an exercise of redemption rights to them.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of RTPZ Class A ordinary shares or RTPZ warrants who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication to U.S. Holders

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, RTPZ will change its jurisdiction of incorporation from the Cayman Islands to Delaware.

It is intended that the Domestication will qualify as an F Reorganization. Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of RTPZ Class A ordinary shares or RTPZ warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the caption headings “— Effects of Section 367 to U.S. Holders” and “— PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if RTPZ (i) transferred all of its assets and liabilities to Hippo Holdings in exchange for all of the outstanding common stock and warrants of Hippo Holdings; and (ii) then distributed the common stock and warrants of Hippo Holdings to the holders of securities of RTPZ in liquidation of RTPZ. The taxable year of RTPZ will be deemed to end on the date of the Domestication.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to their Hippo Holdings common stock, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of Hippo Holdings common stock or Hippo Holdings warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the RTPZ Class A ordinary share or RTPZ warrant surrendered in exchange therefor, increased by any amount included in the income of or the gain recognized by such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of Hippo Holdings common stock or Hippo Holdings warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the RTPZ Class A ordinary share or RTPZ warrant surrendered in exchange therefor.

Effects of Section 367 to U.S. Holders

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes United States federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to their Hippo Holdings common stock, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

“U.S. Shareholders” of RTPZ

A U.S. Holder who, on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of RTPZ stock entitled to vote or 10% or more of the total value of all classes of RTPZ stock (a “U.S. Shareholder”) must include in income as a deemed dividend the “all earnings and profits amount” attributable to the RTPZ Class A ordinary shares it directly owns, within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of RTPZ warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its RTPZ Class A ordinary shares is the net positive earnings and profits of RTPZ (as determined under Treasury Regulations under Section 367) attributable to such RTPZ Class A ordinary shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such RTPZ Class A ordinary shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is generally determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

RTPZ does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If RTPZ’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its RTPZ Class A ordinary shares. It is possible, however, that the amount of RTPZ’s cumulative net earnings and profits may be greater than expected through the date of the Domestication in which case a U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Domestication.

U.S. Holders that Own Less Than 10 Percent of RTPZ

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) RTPZ Class A ordinary shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its Class A ordinary shares in the Domestication or, in the alternative, may elect to include in income as deemed dividend the “all earnings and profits” amount attributable to such holder’s RTPZ Class A ordinary shares as described below.

Unless a U.S. Holder described in the preceding paragraph makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to Hippo Holdings common stock received in the Domestication in an amount equal to the excess of the fair market value of such Hippo Holdings common stock over the U.S. Holder’s adjusted tax basis in the RTPZ Class A ordinary shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its RTPZ Class A ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)	a complete description of the Domestication;

(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)

a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from RTPZ establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s RTPZ Class A ordinary shares and (B) a representation that the U.S. Holder has notified RTPZ (or Hippo Holdings) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to RTPZ or Hippo Holdings no later than the date such tax return is filed. In connection with this election, RTPZ intends to provide each U.S. Holder eligible to make such an election with information regarding RTPZ’s earnings and profits upon request.

RTPZ does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that RTPZ had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its RTPZ Class A ordinary shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT THEIR TAX ADVISOR REGARDING THE CONSEQUENCES TO THEM OF MAKING AN ELECTION TO INCLUDE IN INCOME THE ALL EARNING AND PROFITS AMOUNT AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

U.S. Holders that Own RTPZ Class A Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) RTPZ Class A ordinary shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

Tax Consequences for U.S. Holders of RTPZ Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of RTPZ warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b)

of the Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of RTPZ warrants should not be subject to U.S. federal income tax with respect to the exchange of RTPZ warrants for newly issued Hippo Holdings warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under the heading “— Effects of Section 367 to U.S. Holders” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by RTPZ would be considered to be passive income and cash held by RTPZ would be considered to be a passive asset.

PFIC Status of RTPZ

Based upon the composition of its income and assets, and upon a review of its financial statements, RTPZ believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2020 and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.

Effects of PFIC Rules on the Domestication

As discussed above, RTPZ believes that it is likely classified as a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (possibly including, for this purpose, exchanging RTPZ warrants for newly issued Hippo Holdings warrants in the Domestication) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of RTPZ Class A ordinary shares and RTPZ warrants upon the Domestication if

(i)	RTPZ were classified as a PFIC at any time during such U.S. Holder’s holding period in such RTPZ Class A ordinary shares or RTPZ warrants and

(ii)

the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such RTPZ Class A ordinary shares or in which RTPZ was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such RTPZ Class A ordinary shares. Generally, regulations provide that neither election applies to warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of RTPZ.

Under these rules:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s RTPZ Class A ordinary shares or RTPZ warrants;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which RTPZ was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any gain realized by a U.S. Holder as a result of the Domestication (discussed under the heading “— Effects of Section 367 to U.S. Holders” above) would generally be taxable as an excess distribution under the PFIC rules under the proposed Treasury Regulations under Section 1291(f) of the Code.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of RTPZ Class A ordinary shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their RTPZ Class A ordinary shares and RTPZ warrants under the PFIC rules in the manner set forth above. An Electing Shareholder (as defined below) would generally not be subject to the adverse PFIC rules discussed above with respect to their RTPZ Class A ordinary shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of RTPZ, whether or not such amounts are actually distributed.

The application of the PFIC rules to RTPZ warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include an RTPZ warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of RTPZ warrants for Hippo Holdings warrants pursuant to the Domestication.

Any gain recognized by a U.S. Holder of RTPZ Class A ordinary shares or RTPZ warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of RTPZ Class A ordinary shares (but not RTPZ warrants) will depend on whether the U.S. Holder has made a timely and effective election to treat RTPZ as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of RTPZ Class A ordinary shares during which RTPZ qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s RTPZ Class A ordinary shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would have a new basis and holding period in its RTPZ Class A ordinary shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to RTPZ is contingent upon, among other things, the provision by RTPZ of a “PFIC Annual Information Statement” to such U.S. Holder. Because RTPZ believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2020 and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication, it will endeavor to provide PFIC Annual Information Statements to U.S. Holders of RTPZ Class A ordinary shares, upon request. There is no assurance, however, that RTPZ will timely provide such information. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) may be referred to as an “Electing Shareholder” and a U.S. Holder that did not make a QEF Election may be referred to as a “Non-Electing Shareholder.” As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to RTPZ warrants.

The impact of the PFIC rules on a U.S. Holder of RTPZ Class A ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). No assurance can be given that the RTPZ Class A ordinary shares are considered to be marketable stock for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Class A ordinary shares. A mark-to-market election is not available with respect to warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of RTPZ Class A ordinary shares (which were exchanged for Hippo Holdings common stock in the Domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its Hippo Holdings common stock will depend on whether the redemption qualifies as a sale of Hippo Holdings’ common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s Hippo Holdings common stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in Hippo Holdings’ common stock redeemed.

The redemption of Hippo Holdings common stock will generally qualify as a sale of Hippo Holdings’ common stock redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only Hippo Holdings common stock actually owned by such U.S. Holder, but also shares of Hippo Holdings common stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to Hippo Holdings common stock owned directly, Hippo Holdings common stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any Hippo Holdings common stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include Hippo Holdings common stock which could be acquired pursuant to the exercise of the Hippo Holdings warrants.

The redemption of Hippo Holdings common stock will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of Hippo Holdings outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of Hippo Holdings outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. Holder’s interest if either (i) all of Hippo Holdings’ common stock actually or constructively owned by such U.S. Holder is redeemed or (ii) all of Hippo Holdings’ common stock actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of Hippo Holdings’ common stock owned by certain family members and such U.S. Holder does not constructively own any other Hippo Holdings shares. The redemption of Hippo Holdings common stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in Hippo Holdings. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to Hippo Holdings’ common stock. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Hippo Holdings’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be first applied against and reduce the U.S. Holder’s basis in its other Hippo Holdings common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in Hippo Holdings’ common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining Hippo Holdings common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Hippo Holdings warrants or possibly in other Hippo Holdings common stock constructively owned by such U.S. Holder.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and of the PFIC Rules as a result of the Domestication (discussed further above).

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR HIPPO HOLDINGS COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

NON-U.S. HOLDERS

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of RTPZ Class A ordinary shares or RTPZ warrants that is not a U.S. Holder.

Effects of the Domestication to Non-U.S. Holders

We do not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of Hippo Holdings common stock and Hippo Holdings warrants.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of Hippo Holdings common stock and Hippo Holdings warrants by a non-U.S. Holder after the Domestication.

Distributions

In general, any distributions made to a non-U.S. Holder with respect to Hippo Holdings common stock, to the extent paid out of Hippo Holdings’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its Hippo Holdings common stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such Hippo Holdings common stock, which will be treated as described under “— Sale, Exchange or Other Disposition of Hippo Holdings Common Stock and Warrants” below.

Dividends paid by Hippo Holdings to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Disposition of Hippo Holdings common stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Hippo Holdings common stock or Hippo Holdings warrants unless:

(i)

such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)

the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

(iii)

Hippo Holdings is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) Hippo Holdings’ common stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, more than 5% of outstanding Hippo Holdings common stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of Hippo Holdings common stock or Hippo Holdings warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such Hippo Holdings common stock or warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Hippo Holdings does not expect to be classified as a U.S. real property holding corporation immediately following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether Hippo Holdings will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.

Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a non-U.S. Holder of Hippo Holdings common stock that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its Hippo Holdings common stock will depend on whether the redemption qualifies as a sale of Hippo Holdings’ common stock redeemed, as described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of Hippo Holdings common stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described above under “Non-U.S. Holders — Sale, Exchange or Other Disposition of Hippo Holdings common stock and Warrants.” If such a redemption does not qualify as a sale of Hippo Holdings common stock, the non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “Non-U.S. Holders — Distributions.” Because the treatment of a redemption may not be certain or determinable at the time of redemption, redeemed non-U.S. Holders may be subject to withholding tax on the gross amount received in such redemption. Non-U.S. Holders may be exempt from such withholding tax if they are able to properly certify that they meet the requirements of an applicable exemption (e.g., because such non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights”).

Possible Constructive Distributions

The terms of each Hippo Holdings warrant provide for an adjustment to the number of shares of Hippo Holdings common stock for which the Hippo Holdings warrant may be exercised or to the exercise price of the Hippo Holdings warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. Holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such shares or to such exercise price increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Hippo Holdings common stock that would be obtained upon exercise or through a decrease in the exercise price of the warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our Hippo Holdings common stock, or as a result of the issuance of a stock dividend to holders of shares of our Hippo Holdings common stock, in each case which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to withholding tax as if the holders of the Hippo Holdings warrants received a cash distribution from us equal to the fair market value of such increased interest resulting from the adjustment. This withholding tax will be imposed even though there is no corresponding cash distribution, and a withholding agent may fund the withholding taxes from other assets of the applicable holder that are in its custody. The U.S. federal income tax consequences of a distribution from us are described above under “Non-U.S. Holders — Distributions.”. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of Hippo Holdings common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will generally be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Hippo Holdings common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Hippo Holdings common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Hippo Holdings common stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Hippo Holdings common stock or warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and is for informational purposes only. The combined financial information presents the pro forma effects of the following transactions, collectively referred to as the “Transactions” for purposes of this section, and other related events as described in Note 1 to the accompanying Notes to the unaudited pro forma condensed combined financial information:

•	The reverse recapitalization of Hippo Enterprises Inc. (“Hippo”), referred to herein as the “Business Combination,” and the issuance of Hippo Holdings common stock in the PIPE Investment;

•	The acquisition of Spinnaker Insurance Company (“Spinnaker”) by Hippo on August 31, 2020 (“Spinnaker Transaction”)

Pursuant to the Merger Agreement, following the Domestication (including the change of RTPZ’s name to “Hippo Holdings Inc.”), (i) Merger Sub will merge with and into Hippo, with Hippo surviving the First Merger as a wholly owned subsidiary of Hippo Holdings, and (ii) immediately following the First Merger, Hippo (as the surviving corporation of the First Merger) will merge with and into Hippo Holdings, the separate corporate existence of Hippo will cease, and Hippo Holdings will be the surviving corporation.

The unaudited pro forma condensed combined statement of operations of Hippo Holdings for the year ended December 31, 2020 combine the historical statement of operations of Hippo for the fiscal year ended December 31, 2020, the historical statement of operations of RTPZ for the period from October 2, 2020 (inception) through December 31, 2020, and the historical statement of operations of Spinnaker for the eight-month period ended August 31, 2020, adjusted to give pro forma effect to the Spinnaker Transaction, the Business Combination, the PIPE Investment and certain other related events, as discussed below, related to the Business Combination between RTPZ and Hippo and, in each case, as if such Transactions and other related events had been consummated on January 1, 2020.

The unaudited pro forma condensed combined balance sheet of Hippo Holdings as of December 31, 2020 combines the historical balance sheet of Hippo as of December 31, 2020 and the historical consolidated balance sheet of RTPZ as of December 31, 2020, adjusted to give pro forma effect to the Business Combination, the PIPE Investment and certain other related events related to the Business Combination between Hippo and RTPZ, in each case, as if the Business Combination, PIPE Investment and other events had been consummated on December 31, 2020. The Spinnaker Transaction was consummated on August 31, 2020 and, accordingly, is reflected in the consolidated balance sheet of Hippo as of December 31, 2020.

The unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined company would have been had the Transactions taken place on December 31, 2020, nor is it indicative of the financial condition of the combined company as of any future date. The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and the PIPE Transaction taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial information is subject to several uncertainties and assumptions as described in the accompanying notes.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying Notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited financial statements of RTPZ as of, and for the year ended, December 31, 2020, included elsewhere in this proxy statement/prospectus;

•	the historical audited financial statements of Hippo, as of, and for the year ended, December 31, 2020, included elsewhere in this proxy statement/prospectus;

•	the historical audited financial statements of Spinnaker, as of, and for the year ended, December 31, 2019, included elsewhere in this proxy statement/prospectus;

•	the historical unaudited financial information of Spinnaker, as of, and for the period ended, June 30, 2020, included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “RTPZ’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Hippo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial information is presented in two scenarios: (1) assuming no redemptions, and (2) assuming maximum redemptions. The no redemptions scenario assumes that no RTPZ shareholders elect to redeem their Class A ordinary shares (after the Domestication, Hippo Holdings common stock) for a pro rata portion of cash in the trust account, and thus the full amount held in the trust account as of Closing is available for the Business Combination. The maximum redemptions scenario assumes that RTPZ shareholders redeem the maximum number of their Class A ordinary shares (after the Domestication, Hippo Holdings common stock) for a pro rata portion of cash in the trust account. In both scenarios, the amount of cash available is sufficient to satisfy the minimum cash condition of $450.0 million in the Merger Agreement. For additional details refer to the accompanying Notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2020

(in millions)

			Assuming No Redemptions			Assuming Maximum Redemptions
	As of December 31, 2020				As of December 31, 2020				As of December 31, 2020
	Hippo (Historical)	RTPZ (Historical)	Pro Forma Transaction Accounting Adjustments		Pro Forma Combined	Additional Pro Forma Transaction Accounting Adjustments			Pro Forma Combined
ASSETS
Investments:
Fixed maturities available-for-sale, at fair value	$56.0	$—	$—		$—	$—			$—

Total Investments	56.0				56.0				56.0
Cash and cash equivalents	452.3	0.6	230.0	6(a)	1,082.3	(230.0)	6	(k)	852.3
			(0.3)	6(b)
			7.0	6(c)
			(8.1)	6(d)
			550.0	6(e)
			(49.2)	6(f)
			(100.0)	6(j)
Restricted cash	40.1	—			40.1				40.1
Accounts receivable, net	37.1	—			37.1				37.1
Reinsurance recoverable on paid and unpaid losses and LAE	134.1	—			134.1				134.1
Deferred policy acquisition costs	1.9	—			1.9				1.9
Ceding commissions receivable	21.3	—			21.3				21.3
Prepaid reinsurance premiums	129.4	—			129.4				129.4
Prepaid expenses	—	1.1			1.1				1.1
Investments and cash held in Trust Account	—	230.0	(230.0)	6(a)	—				—
Property and equipment	0.9	—			0.9				0.9
Capitalized internal use software, net	14.7	—			14.7				14.7
Goodwill	47.8	—			47.8				47.8
Intangible assets, net	33.9	—			33.9				33.9
Other assets	9.9	—			9.9				9.9

TOTAL ASSETS	$979.4	$231.7	$399.4		$1,610.5	$(230.0)			$1,380.5

LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Loss and loss adjustment expense reserve	105.1	—			105.1				105.1
Unearned premiums	150.3	—			150.3				150.3
Reinsurance premiums payable	86.1	—			86.1				86.1
Provision for commission	28.2	—			28.2				28.2
Fiduciary liabilities	17.5	—			17.5				17.5
Convertible promissory notes	273.0	—	(273.0)	6(c)	—				—
Derivative liability on notes	113.3	—	(113.3)	6(c)	—				—
Contingent consideration liability	12.0	—			12.0				12.0
Preferred stock warrant liabilities	22.9	—	(22.9)	6(g)	—				—
Deferred legal fees	—	0.2	(0.2)	6(b)	—				—
Deferred underwriting commissions	—	8.1	(8.1)	6(d)	—				—
Accrued expenses and other current liabilities	25.7	0.1	(0.1)	6(b)	25.0				25.0
			(0.7)	6(c)

Total Liabilities	834.1	8.4	(418.3)		424.2	—			424.2

			Assuming No Redemptions				Assuming Maximum Redemptions
	As of December 31, 2020					As of December 31, 2020			As of December 31, 2020
	Hippo (Historical)	RTPZ (Historical)	Pro Forma Transaction Accounting Adjustments			Pro Forma Combined	Additional Pro Forma Transaction Accounting Adjustments		Pro Forma Combined
Commitments and Contingencies:
Class A ordinary shares, subject to possible redemption		218.3	(218.3)	6	(h)	—			—
Preferred stock	344.8	—	(344.8)	6	(i)	—			—
Stockholders’ Equity (deficit):									—
Class A ordinary shares		—	—	6	(i)	—			—
Class B ordinary shares		—	—	6	(i)	—			—
Hippo common stock	—	—	—	6	(i)	—			—
Hippo Holdings common stock			—	6	(c)
				6	(e)
				6	(g)
				6	(i)
Additional paid-in capital	56.9	5.2	218.3	6	(h)	1,459.3	(230.0)	6(k)	1,229.3
			344.8	6	(i)
			394.0	6	(c)
			22.9	6	(g)
			(0.2)	6	(i)
			550.0	6	(e)
			(32.6)	6	(f)
			(100.0)	6	(j)
Accumulated other comprehensive income	0.1	—				0.1			0.1
Accumulated deficit	(256.6)	(0.2)	0.2	6	(i)	(273.2)			(273.2)
			(16.6)	6	(f)
Total Hippo Enterprises Inc. stockholders’ deficit	(199.6)	5.0	1,380.8			1,186.2	(230.0)		956.2
Noncontrolling interest	0.1	—	—			0.1			0.1
Total Stockholders’ Equity (Deficit)	(199.5)	5.0	1,380.8			1,186.3	(230.0)		956.3

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)	$979.4	$231.7	$399.4			$1,610.5	$(230.0)		$1,380.5

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in millions, except share and per share amounts)

	For the Year Ended December 31, 2020	For the period from January 1, 2020 to August 31, 2020				For the period from inception October 2, 2020 (date of inception) to December 31, 2020		Assuming No Redemptions			Assuming Maximum Redemptions
	Hippo (Historical)	Spinnaker (Historical)	Spinnaker PPA Transaction Accounting Adjustments		Hippo and Spinnaker Combined (Historical)	RTPZ (Historical)		Pro Forma Transactions Accounting Adjustment		Pro Forma Combined	Additional Pro Forma Transactions Accounting Adjustment	Pro Forma Combined
Revenue:
Net earned premium	$17.1	$5.6	$—		$22.7	$—		$—		$22.7		22.7
Commission income, net	27.1	—	(7.8)	7(aa)	19.3	—		—		19.3		19.3
Service and fee income	6.3	—	—		6.3	—		—		6.3		6.3
Net investment income	1.1	0.7	—		1.8	—		—		1.8		1.8

Total revenue	$51.6	$6.3	$(7.8)		$50.1	$—		$—		$50.1	$—	$50.1

Expenses:
Losses and loss adjustment expenses	25.3	5.0	(0.9)	7(aa)	29.4	—		—		29.4		29.4
Insurance related expenses	19.3	—	(0.5)	7(aa)	18.8	—		—		18.8		18.8
Technology and development	18.0	—	0.4	7(bb)	18.4	—		—		18.4		18.4
Sales and marketing	69.4	—	(14.6)	7(aa)	54.8	—		—		54.8		54.8
General and administrative	36.8	7.4	—	7(aa)	44.2	0.3		—		44.5		44.5
Interest and other expense	26.0	—	—		26.0	—		(25.5)	7(cc)	0.5		0.5
Commission Expense	—	(11.3)	11.3	7(aa)	—	—		—		—		—

Total expenses	194.8	1.1	(4.3)		191.6	0.3		(25.5)		166.4	—	166.4

Income (loss) before income taxes	(143.2)	5.2	(3.5)		(141.5)	(0.3)		25.5		(116.3)	—	(116.3)
Income taxes (benefit) expense	(1.8)	1.1	(1.1)	7(dd)	(1.8)	—	7(dd)	—	7(dd)	(1.8)		(1.8)
Net income attributable to noncontrolling interests, net of tax	0.1	—	—		0.1	—		—		0.1		0.1

Net income (loss)	$(141.5)	$4.1	$(2.4)		$(139.8)	$(0.3)		$25.5		$(114.6)	$—	$(114.6)

Weighted-average shares used in computing net loss per share attributable to Hippo Enterprises Inc. — basic and diluted	12,495,509
Net loss per share attributable to Hippo Enterprises Inc. — basic and diluted	$(11.32)
Weighted average shares outstanding — Class A ordinary shares						23,000,000
Class A ordinary shares — basic and diluted						$—
Weighted average shares outstanding — Class B ordinary shares						5,750,000
Class B ordinary shares — basic and diluted						$(0.04)
Weighted average shares outstanding — Hippo Holdings Common stock										575,588,661		552,588,661
Hippo Holdings common stock — basic and diluted										$(0.20)		$(0.21)

Note 1 — Description of the Merger

Merger between RTPZ and Hippo — Business Combination

Pursuant to the Merger Agreement, following the Domestication (including the change of RTPZ’s name to “Hippo Holdings Inc.”), (i) Merger Sub will merge with and into Hippo, with Hippo surviving the First Merger as a wholly owned subsidiary of Hippo Holdings, and (ii) immediately following the First Merger, Hippo (as the surviving corporation of the First Merger) will merge with and into Hippo Holdings, the separate corporate existence of Hippo will cease, and Hippo Holdings will be the surviving corporation.

Upon the consummation of the Business Combination, Hippo stockholders will receive or have the right to receive shares of Hippo Holdings common stock at a deemed value of $10.00 per share after giving effect to the Exchange Ratio. The “Exchange Ratio” is the quotient obtained by dividing the Aggregate Merger Consideration by the fully diluted number of shares of Hippo common stock outstanding immediately prior to the effective time of the Mergers (as determined in accordance with the Merger Agreement and more fully described elsewhere in this proxy statement/prospectus). RTPZ estimates, based on the expected fully diluted number of shares of Hippos common stock outstanding as of March 2, 2021, that the Exchange Ratio will be approximately 6.9413 per share; in other words, each share of Hippo common stock will be exchanged for 6.9413 shares of Hippo Holdings common stock.

In connection with the Business Combination, the events summarized below, among others, will occur (see the Section entitled “BCA Proposal — Structure of the Merger — Consideration to Hippo Stockholders” for a detailed description):

•

the conversion of all outstanding shares of Hippo preferred stock into shares of Hippo common stock at the then-effective conversion rate as calculated pursuant to Hippo’s certificate of incorporation;

•

the conversion of all Hippo notes and accrued unpaid interest into shares of Hippo common stock immediately prior to the Effective Time in accordance with their original terms. All shares of Hippo common stock issued upon such conversion will be entitled to receive shares of Hippo Holdings common stock in connection with the Mergers, as described below;

•	the exercise or termination of Hippo warrants prior to the Effective Time;

•

the cancellation of each issued and outstanding share of Hippo common stock (including the Hippo common stock referred to in the above points) and the conversion into the right to receive a number of shares of Hippo Holdings common stock equal to the Exchange Ratio; and

•

the conversion of all outstanding vested and unvested Hippo options into Hippo Holdings options with the same terms except for the number of shares exercisable and the exercise price, each of which will be adjusted using the Exchange Ratio.

In connection with the execution of the Merger Agreement, RTPZ entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 55,000,000 shares of Hippo Holdings common stock at $10.00 per share for an aggregate commitment amount of $550.0 million. The closings under the Subscription Agreements are expected to take place concurrently with the Closing. The Subscription Agreements are subject to certain conditions, including, among other things, the prior or substantially concurrent consummation of the transactions contemplated by the Merger Agreement, including the Business Combination.

Other related events that are expected to take place in connection with the Mergers are summarized below:

•	Pursuant to the terms of the Sponsor Agreement, the Sponsor will subject the 5,630,000 Sponsor Shares to the following (a) price-based vesting terms over a ten-year period following the Closing and

(b) lock-ups. Each of the four tranches applies to 25% of the total Sponsor Shares (i.e., each tranche applies to 1,407,500 Sponsor Shares):

•	Tranche 1

•	Price-Based Vesting Trigger: None; vested at Closing.

•	Lockup: 6 months following Closing.

•	Tranche 2

•	Price-Based Vesting Trigger: share price above $12.50 based on a standard trailing 20 trading day VWAP (“Trailing VWAP”).

•	Lockup: 12 months following Closing.

•	Tranche 3

•	Price-Based Vesting Trigger: share price above $15.00 based on the Trailing VWAP.

•	Lockup: 18 months following Closing.

•	Tranche 4

•	Price-Based Vesting Trigger: share price above $20.00 based on the Trailing VWAP.

•	Lockup: 24 months following Closing.

•	After ten years, any Sponsor Shares that have not yet met the applicable price-based vesting trigger shall automatically vest.

•

If, after Closing, Hippo Holdings completes a transaction that results in a change of control, the Sponsor Shares are released from the vesting and lock-up restrictions immediately prior to such change of control. The change in control event was evaluated as an embedded derivate and determined to be immaterial.

•

Pursuant to the terms of the Sponsor Agreement, the Sponsor agreed, in addition to the existing exercise provisions in the Warrant Agreement, to the mandatory exercise of the private placement warrants if, during the exercise period, (a) Hippo Holdings elects to redeem the public warrants, (b) the last reported sales price of Hippo Holdings common stock for any 20 trading days within a period of 30 consecutive trading days exceeds $25.00 per share, and (c) there is an effective registration statement covering the issuance of shares of Hippo Holdings common stock issuable upon exercise of the private placement warrants, and a current prospectus relating thereto, available at the time of such exercise.

•

Pursuant to the Merger Agreement, immediately after the effective date of the Closing, Hippo will redeem Hippo Holdings common stock from certain common stockholders worth $100.0 million at a purchase price of $10.00 per share in the Secondary Transaction.

Spinnaker Transaction

On August 31, 2020, Hippo acquired 100% of the issued and outstanding share capital of Spinnaker, a privately held entity that is an Illinois domiciled property and casualty insurance carrier, in exchange for cash consideration. The total consideration of $90.5 million, which is subject to customary closing adjustments, was paid in cash and transferred as part of the closing of the transaction for all of the outstanding equity interests of Spinnaker.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to

Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). RTPZ has not elected to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is subject to several uncertainties and assumptions as described herein. The combined financial information presents the pro forma effects of the Business Combination and other events as described in Note 1.

Management has made significant estimates and assumptions in its determination of the Transaction Accounting Adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The Transaction Accounting Adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that RTPZ believes are reasonable under the circumstances. The Transaction Accounting Adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the Transaction Accounting Adjustments, and it is possible the difference may be material. RTPZ believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at this time and that the Transaction Accounting Adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions. RTPZ has not had any historical relationship with Hippo prior to the Business Combination. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies. However, as Hippo had a prior relationship with Spinnaker prior to the Spinnaker Transactions, Transaction Accounting Adjustments have been made to eliminate such activities in the unaudited condensed combined statement of operations.

The unaudited pro forma condensed combined financial information presents two redemption scenarios as follows:

•

Assuming No Redemptions: This presentation assumes that no RTPZ public shareholders exercise their right to have their Class A ordinary shares converted into their pro rata share of the trust account; and

•

Assuming Maximum Redemptions: This presentation assumes that RTPZ’s public shareholders exercise their redemption rights with respect to a maximum of 23.0 million Class A ordinary shares subject to possible redemption prior to the consummation of the Business Combination at a redemption price of approximately $10.00 per share. The maximum redemption amount is derived on the basis that RTPZ will be required to have a minimum of $450.0 million in cash upon consummation of the Business Combination after giving effect to, among other things, payments to redeeming shareholders. This requirement leads to a calculated potential redemption value of $230.0 million. The estimated per share redemption value of $10.00 was calculated by dividing the potential redemption value of $230.0 million by 23.0 million shares of RTPZ Class A common stock.

	Assuming No Redemptions (Shares) (4)	% Ownership	Assuming Maximum Redemptions (Shares) (4)	% Ownership
Hippo stockholders(1)(2)	547,798,081	86.8%	547,798,081	90.1%
PIPE Investors - Existing Hippo stockholders	9,900,000	1.6%	9,900,000	1.6%
PIPE Investors(3)(5)	45,100,000	7.1%	45,100,000	7.4%
Class A ordinary shares	23,000,000	3.6%	—	0.0%
Class B ordinary shares(5)	5,750,000	0.9%	5,750,000	0.9%

Pro Forma common stock at December, 31 2020	631,548,081		608,548,081

(1)

The number of outstanding shares in the table above assumes the issuance of approximately 56.0 million shares of Hippo common stock underlying rollover options that do not represent legally outstanding shares of Hippo common stock at Closing.

(2)

The Hippo stockholders’ shares have also been reduced by 10 million shares to account for the Secondary Transaction, whereby Hippo Holdings would buy back 10 million shares for $100.0 million from certain Hippo stockholders, that is expected to occur immediately after the Closing.

(3)	This includes $10.0 million of investment from Reinvent Capital Fund and remaining $441.0 million from Third Party PIPE investors.
(4)

The two levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statement of operations are based on the assumption that there are no adjustments for the outstanding RTPZ warrants issued in connection with its initial public offering as such securities are not exercisable until 30 days after the Closing.

(5)

Through the Class B ordinary shares and the shares of Hippo Holdings common stock purchased by Reinvent Capital Fund in the PIPE Investment, the Sponsor and its related entities will own 1.05% assuming no redemptions, and 1.09% assuming maximum redemptions, of Hippo Holdings common stock outstanding immediately following the consummation of the Business Combination.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Note 3 — Accounting Policies

During the procedures of the Business Combination, management will perform a comprehensive review of RTPZ’s and Hippo’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the companies which, when conformed, could have a material impact on the combined financial statements. Based on its initial analysis, management has not identified any material differences in accounting policies that would have an impact on the unaudited pro forma condensed combined financial information.

Note 4 — Accounting for the Transactions

The Business Combination between Hippo and RTPZ will be accounted for as a reverse recapitalization of Hippo who has been determined to be the accounting acquirer in both the no redemption and maximum redemption scenarios based on a number of considerations, including but not limited to: i) Hippo former management making up the majority of the Management Team of Hippo, ii) Hippo former management nominating or representing the majority of Hippo’s board of directors and iii) Hippo representing the majority of the continuing operations of Hippo. Management has also preliminarily determined Hippo to be the predecessor entity to the Merger Agreement based on the same considerations listed above.

The merger between Hippo and RTPZ will preliminarily be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, RTPZ will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the reverse recapitalization will be treated as the equivalent of Hippo issuing stock for the net assets of RTPZ, accompanied by a recapitalization. Operations prior to the reverse recapitalization will be those of Hippo.

The acquisition of Spinnaker has been treated as a business combination and has been accounted for using the acquisition method. Hippo has recorded the fair value of assets and liabilities acquired from Spinnaker.

Note 5 — Shares of RTPZ Common Stock Issued to Hippo Stockholders upon Closing of the Business Combination and the PIPE Transaction

Based on the estimated Exchange Ratio of 6.9413, RTPZ expects to issue approximately 491.8 million shares of RTPZ common stock in the Business Combination using a reference price of $10.00 per share, net of the Secondary Transaction, and an additional 56.0 million Hippo Holdings options as follows:

Hippo Common Stock assumed outstanding prior to the closing of the Business Combination and the PIPE Transaction	15,673,007
Assumed Exchange Ratio	6.9413

108,790,665

Less: Redemption of Hippo Holdings common stock immediately after the Closing as part of Secondary Transaction	(10,000,000)

98,790,665

Hippo convertible preferred stock assumed outstanding prior to the closing of the Business Combination and the PIPE Transaction	43,985,178
Assumed Exchange Ratio	6.9413

305,313,251

Hippo convertible promissory note (including accrued interest) assumed outstanding prior to the closing of the Business Combination and the PIPE Transaction	6,233,939
Assumed Exchange Ratio	6.9413

43,271,489

Hippo’s common and preferred warrants which will be automatically converted prior to the closing of the Business Combination and the PIPE Transaction	6,405,632
Assumed Exchange Ratio	6.9413

44,463,256

Estimated shares of RTPZ Common Stock issued to Hippo Stockholders upon closing of the Business Combination and the PIPE Transaction	491,838,661
Rollover of Hippo’s options to Hippo Holding’s options	8,061,835
Assumed Exchange Ratio	6.9413

55,959,420

Total Estimated Share consideration, including rollover options	547,798,081

Note 6 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only. The unaudited pro forma condensed combined balance sheet as of December 31, 2020 include Transaction Accounting Adjustments that are directly attributable to the Business Combination, and other related events.

The pro forma transaction accounting adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

a)	Reflects the release of $230.0 million of investments currently held in the trust account.

b)	Reflects the settlement of RTPZ’s historical liabilities that will be settled upon consummation of the transaction.

c)

Reflects the automatic conversion of Hippo notes into shares of Hippo common stock as per the original terms of the Hippo notes, and subsequent conversion into Hippo Holdings common stock. Upon the conversion, the carrying value of the debt of $273.0 million, including unamortized debt discount, accrued interest of $0.7 million recorded in accrued liability, and the related derivative liability of $113.3 million were derecognized. In addition, the adjustment also reflects the additional issuance of a Hippo note of $7.0 million in February 2021. The Hippo Holdings shares issued in exchange for the Hippo notes were recorded at fair value to Hippo Holdings common stock in amount of $0 and additional paid in capital in amount of $394.0 million.

d)	Reflects the payment of approximately $8.1 million of deferred underwriters’ fees incurred during RTPZ’s initial public offering and due upon the Closing.

e)

Reflects the proceeds of $550.0 million from the issuance and sale of 55 million shares of Hippo Holdings common stock at $10.00 per share pursuant to the Subscription Agreements entered into with the PIPE Investors in connection with the PIPE Investment.

f)

Reflects RTPZ’s and Hippo’s total preliminary estimated advisory, legal, accounting and auditing fees and other professional fees of $49.2 million. This includes Hippo’s $32.6 million in expected transaction costs in connection with consummation of the Business Combination and related transactions, and other accounting and auditing fees that are deemed to be direct and incremental costs of the Business Combination, which have been recorded as a reduction to additional paid-in capital. The remaining $16.6 million expenses have been reflected as an adjustment to accumulated deficit.

g)	Reflects the reclassification of Hippo’s convertible preferred stock warrant liability to additional paid in capital as a result of Hippo warrants being converted into Hippo Holdings common stock.

h)

Reflects the reclassification, with respect to the “no redemption” scenario (which assumes no RTPZ Class A ordinary shareholders exercise their redemption rights), of Class A ordinary shares of $218.3 million to permanent equity.

i)

Reflects the recapitalization of Hippo through the contribution of all outstanding Hippo common stock and Hippo preferred stock to RTPZ and the issuance of 491.8 million shares of Hippo Holdings common stock and the elimination of the accumulated deficit of RTPZ, the accounting acquiree. As a result of the recapitalization, the carrying value of Hippo’s convertible preferred stock of $344.8 million, common stock of $0, and RTPZ’s accumulated deficit of $0.2 million were derecognized. The shares of Hippo Holdings common stock issued in exchange for Hippo’s capital were recorded to Hippo Holdings common stock in the amount of $0 and additional paid in capital in amount of $344.6 million. The Transaction Accounting Adjustment also includes conversion of outstanding RTPZ Class A and Class B ordinary shares into Hippo Holdings common stock concurrent with the consummation of the Business Combination.

j)

Reflects the redemption of Hippo Holdings common stock amounting to $100.0 million at $10.00 per share, immediately after the Closing as part of Secondary Transaction, as described in the Merger Agreement.

k)

Reflects the maximum redemption scenario in which 23.0 million Class A ordinary shares are redeemed for $230.0 million allocated to Hippo Holdings common stock and APIC, using a par value of $0.0001 per share at a redemption price of approximately $10.00 per share (based on the fair value of marketable securities held in the trust account as of December 31, 2020 of $230.0 million).

Note 7 — Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:

(aa)	Reflects adjustment to eliminate pre-existing relationship and fair value between Spinnaker and Hippo and fair value adjustments as described below:

Pre-existing relationship — Represents adjustments to eliminate the pre-existing relationship between Spinnaker and Hippo and to align the accounting policies of the combined company, which includes $2.8 million reversal of revenue, $0.9 million reversal of loss and loss adjustment expenses, $14.6 million reversal of sales and marketing expenses, $0.5 million reversal of insurance related expenses and $11.3 million increase of commission expenses, which eliminated the negative commission expense on Spinnaker historical financial statements. The pre-existing relationship pertains to Hippo serving as MGA and MGU of Spinnaker. Prior to the acquisition, Hippo earned commission income and incurred commission expenses to other agencies, which was included in sales and marketing expenses on the consolidated Hippo financial statements. Upon the acquisition, the combined company would earn ceding commission income in excess of acquisition cost. The commission paid to other agencies by Hippo would be included as a reduction of revenue. Prior to the acquisition, RH Solutions Insurance, a subsidiary of Hippo, assumed a portion of the insurance risk from Spinnaker and incurred fronting fee based on percentage of earned premium from the assumed policies, which was recorded as insurance related expense. Upon acquisition, the fronting fee would be eliminated with Spinnaker’s ceding commission income.

Fair value adjustment — Represent $5.0 million fair value adjustment for amortization of deferred ceding liability, net of the deferred acquisition cost of Spinnaker.

(bb)	Reflects incremental expense pertaining to amortization of intangibles (including value of business acquired) amounting to $0.4 million.

(cc)

Reflects reversal of $9.3 million interest expense and change in fair value of embedded derivative pertaining to convertible promissory notes. The Transaction Accounting Adjustment also includes reversal of $16.2 million for changes in fair value of Hippo warrants to purchase Hippo preferred stock.

(dd)

The unaudited pro forma condensed combined statement of operations of Hippo for the year ended December 31, 2020 takes into consideration if recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon weight of all available evidence, with primary focus on the Hippo’s history of recent losses, Hippo has concluded that it is not more likely than not that the recorded deferred tax assets will be realized. As a result, the tax effect of the Transactions is recorded at no tax expense or benefit to Hippo. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had RTPZ and Hippo filed consolidated income tax returns during the period presented.

Note 8 — Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, the PIPE Investment, and other related events, assuming such additional shares were outstanding since January 1, 2020. As the Business Combination and PIPE Investment are being reflected as if they had occurred as of January 1, 2020, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes the shares issued in connection with the Business Combination and PIPE Investment have been outstanding for the entire periods presented. Under the maximum redemption scenario, the shares of Hippo Holdings common stock assumed to be redeemed at the request of RTPZ Class A ordinary shareholders are eliminated as of January 1, 2020.

	For the Year ended December 31, 2020
(in millions, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss	(114.6)	(114.6)
Weighted average shares outstanding of Hippo Holdings common stock	575,588,661	552,588,661
Net loss per share (Basic and Diluted) attributable to Hippo Holdings common stockholders	$(0.20)	$(0.21)
Weighted average shares outstanding — basic and diluted
Former Hippo stockholders	491,838,661	491,838,661
RTPZ Class A stockholders	23,000,000	—
RTPZ Class B stockholders	5,750,000	5,750,000
PIPE Transaction	55,000,000	55,000,000

Total	575,588,661	552,588,661

The following potential outstanding securities were excluded from the computation of proforma net loss per share, basic and diluted, because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

Hippo Holdings Stock Options	55,959,420	55,959,420
Hippo Holdings Common stock subject to repurchase	2,394,740	2,394,740
RTPZ — public and private placement warrants	9,000,000	9,000,000

INFORMATION ABOUT RTPZ

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to RTPZ prior to the consummation of the Business Combination.

General

RTPZ is a blank check company incorporated on October 2, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although RTPZ is not limited to a particular industry or sector for purposes of consummating a business combination, RTPZ focuses on businesses in the technology industries primarily located in the United States. RTPZ has neither engaged in any operations nor generated any revenue to date. Based on RTPZ’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On November 23, 2020, RTPZ consummated its initial public offering of its units, with each unit consisting of one RTPZ Class A ordinary share and one-fifth of one public warrant, which included the full exercise by the underwriters of the over-allotment option. Simultaneously with the closing of the initial public offering, RTPZ completed the private sale of 4,400,000 private placement warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor generating gross proceeds to RTPZ of $6.6 million. The private placement warrants are identical to the warrants sold as part of the units in RTPZ’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by RTPZ (except in certain redemption scenarios when the price per ordinary share equals or exceeds $10.00 (as adjusted)); (2) they (including the ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of RTPZ’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the ordinary shares issuable upon exercise of these warrants) are entitled to registration rights.

Following the closing of RTPZ’s initial public offering, a total of $230 million, comprised of proceeds from the initial public offering and the sale of the private placement warrants, were placed in the trust account. The proceeds held in the trust account were invested by the trustee in U.S. government treasury bills with a maturity of 185 days or less. As of [                ], funds in the trust account totaled $[                ]. These funds will remain in the trust account, except for the withdrawal of interest to fund our working capital requirements, subject to an annual limit of $165,000 and/or to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of RTPZ’s obligation to redeem 100% of the public shares if it does not complete a business combination by the Liquidation Date and (3) the redemption of all of the public shares if RTPZ is unable to complete a business combination by the Liquidation Date, subject to applicable law.

Effecting RTPZ’s Initial Business Combination

Fair Market Value of Target Business

The rules of the NYSE and RTPZ’s Cayman Constitutional Documents require that RTPZ’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for the payment of taxes and excluding the amount of any deferred underwriting discount held in trust). RTPZ’s board of directors determined that this test was met in connection with the proposed Business Combination.

Shareholder Approval of Business Combination

RTPZ is seeking stockholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their shares, regardless of if or how they vote in respect of the BCA Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). RTPZ will consummate the Business Combination only if we have net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals have been approved. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director and officer of RTPZ have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and RTPZ’s independent directors collectively own [    ]% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or RTPZ’s securities, the Sponsor, Hippo Holdings or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of RTPZ’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Hippo Holdings or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) Hippo Holdings net tangible assets (as determined in accordance with Rule 3a5 1(g)(1) of the Exchange Act) being at least $5,000,001.

Liquidation if No Business Combination

If RTPZ has not completed the Business Combination with Hippo or any other party by the Liquidation Date, RTPZ will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the 23,000,000 public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of RTPZ’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Sponsor has entered into a letter agreement with RTPZ, dated as of November 18, 2020 pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their RTPZ Class B ordinary shares if RTPZ fails to complete its business combination within the required time period. However, if Sponsor owns any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if RTPZ fails to complete its business combination within the allotted time period.

The Sponsor and RTPZ’s directors and officers have agreed, pursuant to a written agreement with RTPZ, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of RTPZ’s obligation to allow for redemption in connection with RTPZ’s initial business combination or to redeem 100% of its public shares if it does not complete its business combination by the Liquidation Date or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless RTPZ provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding public shares. However, RTPZ may not redeem its public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions.

RTPZ expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing RTPZ’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, RTPZ may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the trust account could, however, become subject to the claims of RTPZ’s creditors which would have higher priority than the claims of RTPZ’s public shareholders. RTPZ cannot assure you that the actual per-share redemption amount received by public shareholders will not be substantially less than $10.00. See “Risk Factors — Risks Related to the Business Combination and RTPZ — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein. While RTPZ intend to pay such amounts, if any, RTPZ cannot assure you that RTPZ will have funds sufficient to pay or provide for all creditors’ claims.

Although RTPZ will seek to have all vendors, service providers (other than RTPZ’s independent auditors), prospective target businesses and other entities with which RTPZ does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of RTPZ’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against RTPZ’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, RTPZ’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where RTPZ may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where RTPZ is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of RTPZ’s public shares, if RTPZ has not completed RTPZ’s initial business combination within the required time period, or upon the exercise of a redemption right in connection with RTPZ’s initial business combination, RTPZ will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than RTPZ’s independent auditors) for services rendered or products sold to us, or a prospective target business with which RTPZ has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to fund our working capital requirements, subject to an annual limit of $165,000, and/or to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under RTPZ’s indemnity of the underwriters of RTPZ’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. RTPZ has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and RTPZ believes that the Sponsor’s only assets are securities of RTPZ and, therefore, the Sponsor may not be able to satisfy those obligations. None of RTPZ’s other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to fund our working capital requirements, subject to an annual limit of $165,000, and/or to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, RTPZ’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While RTPZ currently expects that RTPZ’s independent directors would take legal action on RTPZ’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that RTPZ’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, RTPZ cannot assure you that due to claims of creditors the actual value of the per- share redemption price will not be substantially less than $10.00 per share. See “Risk Factors — Risks Related to the Business Combination and RTPZ — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein.

RTPZ will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than RTPZ’s independent auditors), prospective target businesses and other entities with which RTPZ does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under RTPZ’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

If RTPZ files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in RTPZ’s insolvency estate and subject to the claims of third parties with priority over the claims of RTPZ’s shareholders. To the extent any insolvency claims deplete the trust account, RTPZ cannot assure you RTPZ will be able to return $10.00 per share to RTPZ’s public shareholders.

Additionally, if RTPZ files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by RTPZ’s shareholders. Furthermore, RTPZ’s board of directors may be viewed as having breached its fiduciary duty to RTPZ’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. RTPZ cannot assure you that claims will not be brought against us for these reasons. See “Risk Factors — Risks Related to the Business Combination and RTPZ — If, after we distribute the proceeds in the trust account to our public shareholders, RTPZ files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

RTPZ’s public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) RTPZ’s completion of an initial business combination, and then only in connection with those RTPZ Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of RTPZ’s obligation to allow redemption in connection with RTPZ’s initial business combination or to redeem 100% of the public shares if RTPZ does not complete RTPZ’s initial business combination by the Liquidation Date or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if RTPZ has not completed an initial business combination by the Liquidation Date, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of RTPZ warrants will not have any right to the proceeds held in the trust account with respect to the RTPZ warrants.

Facilities

RTPZ currently maintains its executive offices at 215 Park Avenue, Floor 11, New York, NY 10003. The cost for this space is included in the $625,000 per year fee that RTPZ pays an affiliate of the Sponsor for office space, administrative and support services. RTPZ considers its current office space adequate for RTPZ’s current operations.

Upon consummation of the Business Combination, the principal executive offices of Hippo Holdings will be located at 150 Forest Avenue, Palo Alto, California 94301.

Employees

RTPZ currently has two officers. Members of RTPZ’s management team are not obligated to devote any specific number of hours to RTPZ’s matters but they intend to devote as much of their time as they deem necessary to RTPZ’s affairs until RTPZ has completed RTPZ’s initial business combination. The amount of time that any members of RTPZ’s management team will devote in any time period will vary based on whether a target business has been selected for RTPZ’s business combination and the current stage of the Business Combination process.

Competition

If RTPZ succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from Hippo’s competitors. RTPZ cannot assure you that, subsequent to the Business Combination, Hippo Holdings will have the resources or ability to compete effectively. Information regarding Hippo Holdings’ competition is set forth in the sections entitled “Information about Hippo — Competition.”

Directors and Executive Officers

RTPZ’s current directors and officers are as follows:

Name	Age	Position
Reid Hoffman	53	Co-Lead Director
Mark Pincus	55	Co-Lead Director
Michael Thompson	44	Chief Executive Officer and Chief Financial Officer and Director
David Cohen	42	Secretary
Lee Linden	38	Director
Linda Rottenberg	52	Director
Julie Hanna	55	Director
Byron Auguste	53	Director

Reid Hoffman

Mr. Reid Hoffman has served as our Co-Lead Director since November 2020. He also is a co-founding member of Reinvent Capital LLC (“Reinvent Capital”). Mr. Hoffman is a highly accomplished entrepreneur and investor. He co-founded LinkedIn, served as its founding Chief Executive Officer, and served as its Executive Chairman until the company’s acquisition by Microsoft for $26.2 billion. Early in his career, he was Chief Operating Officer and Executive Vice President and served on the founding Board of Directors of PayPal. Mr. Hoffman is a Partner at Greylock (joining Greylock in 2009), a leading Silicon Valley venture capital firm, where he focuses on investing in technology products that can reach hundreds of millions of people. Mr. Hoffman currently serves as Co-Lead Director of RTP and a board observer for RTPY. He also serves on Microsoft’s Board and as a director or observer for a number of private companies including Apollo Fusion, Aurora, Blockstream, Coda, Convoy, Entrepreneur First, Nauto, Neeva, and Xapo. Additionally, Mr. Hoffman also serves on ten not-for-profit boards, including OpenAI, Kiva, Endeavor, CZI Biohub, Berggruen Institute, Research Bridge Partners, Lever for Change, New America, Do Something, and Opportunity@Work. Mr. Hoffman also serves on the Visiting Committee of the MIT Media Lab. Over the years, Mr. Hoffman has made early investments in over 100 technology companies, including companies such as Facebook, Ironport, and Zynga. He is the co-author of Blitzscaling: The Lightning-Fast Path to Building Massively Valuable Companies and two New York Times best-selling books: The Start-up of You and The Alliance. He also hosts the podcast Masters of Scale. Mr. Hoffman earned a master’s degree in philosophy from Oxford University, where he was a Marshall Scholar, and a bachelor’s degree with distinction in symbolic systems from Stanford University. Mr. Hoffman has an honorary doctorate from Babson College and an honorary fellowship from Wolfson College, Oxford University. Mr. Hoffman has received a number of awards, including the Salute to Greatness from the Martin Luther King Center.

Mr. Hoffman has built an intellectual practice around entrepreneurship at scale. Through this, and his decade-long track record as a partner at Greylock, Mr. Hoffman has built a depth of experience and network connectivity across many diverse areas of the technology industry, including marketplaces, social networks, ecommerce, payments, artificial intelligence, autonomous vehicle technology, and transportation and logistics. Mr. Hoffman’s network and expertise also expand geographically into networks of technology entrepreneurship across Asia, Europe, and Latin America.

Mr. Hoffman was selected to serve on our board of directors because of his depth of expertise and network connectivity across diverse areas of the technology industry including: marketplaces, social networks, ecommerce, payments, artificial intelligence, autonomous vehicle technology, and transportation & logistics.

Mark Pincus

Mr. Mark Pincus has been our director since October 2020 and has served as our Co-Lead Director since November 2020. He is also a co-founding member of Reinvent Capital. Mr. Pincus is an accomplished entrepreneur and investor. He founded several internet companies including Zynga, which pioneered social games to help establish gaming as a mass-market activity. Mr. Pincus currently serves as Co-Lead Director of RTP and a director of RTPY. He is the Chairman of Zynga’s Board (since May 2018) and previously served as Zynga’s Executive Chairman (from March 2016 to May 2018) and twice as its Chief Executive Officer (April 2007 to July 2013 and April 2015 to March 2016), including when he returned in 2015 to lead its turnaround and reinvention as a mobile-first games company. Before Zynga, Mr. Pincus founded tribe.net, one of the earliest online social networks whose technology was acquired by Cisco Systems. He also founded Support.com, a provider of help desk service and support automation software, one of the first enterprise software companies to go to market with a subscription-based model. Support.com went public in 2001. Mr. Pincus also founded FreeLoader, Inc., a web-based, push technology news company, which was acquired by Individual, Inc.

Mr. Pincus has made numerous investments in many internet, media, and software companies, including Facebook, Twitter, Airbnb, Snap, Epic Games, Xiaomi, JD.com, and Niantic. He is also an active angel investor in technology startups. Mr. Pincus has prioritized social impact in his personal and professional life. Zynga was one of the first companies to use in-game virtual goods to allow players to contribute directly to disaster relief and other nonprofit efforts. Mr. Pincus was appointed by President Barack Obama to the Board of the Presidio Trust, a federal agency that operates the Presidio as part of the Golden Gate Recreation Area. He also regularly lectures to aspiring entrepreneurs at colleges and universities, including Stanford Graduate School of Business, Harvard Business School, and The Wharton School of the University of Pennsylvania. Mr. Pincus graduated summa cum laude from University of Pennsylvania’s Wharton School of Business and earned an MBA from Harvard Business School.

Mr. Pincus has built an intellectual practice around product management. He was an early pioneer in reimagining product management for consumer internet products, notably the use of rapid testing and experimentation to inform design decisions in all stages of product development. He also developed a product roadmapping process that tracks engineering resources to expected outcomes. Mr. Pincus was among the first to bring these lessons to games, spawning an always-on, product-as-a-service operating model that empowers product teams to react in real time to user behavior by deploying product updates. Mr. Pincus co-created the Stanford Graduate School of Business course on Product Management with Professor Amir Goldberg.

Mr. Pincus was selected to serve on our board of directors because of his extensive experience in the technology sector, specifically the social media, gaming, and internet industries, and in identifying, fostering and scaling new products, technologies and consumer trends.

Michael Thompson

Mr. Michael Thompson has served as our Chief Executive Officer and Chief Financial Officer since October 2020 and has served as one of our directors since November 2020. He also is a co-founding member of Reinvent Capital. Mr. Thompson currently serves as Chief Executive Officer and Chief Financial Officer and a director of RTP and RTPY. Mr. Thompson was previously co-founder, managing member, and portfolio manager for BHR Capital, which managed as much as $1.9 billion of special situations funds from 2009-2016. Mr. Thompson played an active role in several of BHR Capital’s portfolio companies, developing operating and financing strategies alongside management. While managing BHR Capital, Mr. Thompson was responsible for all portfolio construction, security selection, and risk management activities and oversaw the firm’s investment team. He also led several investments in which BHR Capital took active protagonist roles. Additionally, since the early 2010s, he has made dozens of private investments. He has experience as a board member and regularly advises companies on business and financial matters. Mr. Thompson graduated magna cum laude with a BBA in International Finance from the Honors Program at the University of Georgia, where he received Alumni, Governor’s, and Hope Scholarships. Mr. Thompson was selected to serve on our board of directors because of his extensive investment experience as well as his experience developing operating and financing strategies alongside management.

David Cohen

Mr. David Cohen has been our Secretary since October 2020. Mr. Cohen is also the Chief Operating Officer and General Counsel of Reinvent Capital. His areas of expertise include mergers and acquisitions, public and private corporate and securities transactions, special situation investing, asset management, and reinventions. Mr. Cohen joined Reinvent Capital in 2018 as part of the founding team. Mr. Cohen currently serves as Secretary of RTP and RTPY. Since 2017, he has also worked as general counsel of certain of Mr. Pincus’s business entities. From 2015 to 2017, Mr. Cohen served as Associate General Counsel of Zynga and led the legal team responsible for mergers and acquisitions, corporate governance, and securities and finance matters. Prior to this, he spent nine years in private legal practice, most recently as Senior Counsel in Proskauer’s corporate and private equity groups. Mr. Cohen received an A.B. from Middlebury College and a J.D. from the University of Virginia School of Law.

Byron Auguste

Mr. Byron Auguste is a director of RTPZ. Mr. Auguste is Chief Executive Officer and Co-Founder of Opportunity@Work, a non-profit workforce development organization. Prior to co-founding Opportunity@Work in 2015, Byron served for two years in the White House as Deputy Assistant to the President for Economic Policy and Deputy Director of the National Economic Council. Until 2013, Byron was a senior partner at McKinsey & Company in Washington DC and in Los Angeles, where he was elected Principal in 1999 and Director in 2005. Byron earned a B.A. summa cum laude in economics and political science from Yale University, where he was awarded a Truman Scholarship and the James Gordon Bennet Prize, and a M. Phil. and D.Phil. in economics from Oxford University, as a Marshall Scholar. He was selected to serve on our board of directors due to his extensive experience advising businesses and expertise in economic and financial matters.

Julie Hanna

Ms. Julie Hanna is a director of RTPZ. Ms. Hanna is Executive Chair of the Board of Kiva, a crowdfunding marketplace for small business and micro-entrepreneurs, since 2009, and is also an active investor and advisor to technology companies. Ms. Hanna is a senior advisor for X (formerly Google X), Alphabet’s Moonshot Factory and a Venture Partner at Obvious Ventures. She previously served on the board of the Mozilla Corporation, Esalen Institute and Socialtext. Hanna has been founder, Chief Executive Officer, and/or founding executive of five business-to-consumer and business-to-business venture-backed companies, including Healtheon, VoIP pioneer onebox.com (acquired by phone.com), and Portola (acquired by Netscape). In 2015, President Obama appointed her Presidential Ambassador for Global Entrepreneurship to help develop the next generation of entrepreneurs in the U.S. and abroad. She was selected to serve on our board of directors due to her considerable technology investment experience.

Lee Linden

Mr. Lee Linden is a director of RTPZ. Mr. Linden is an active angel investor and has been a managing partner of Quiet Capital, an investment firm that seeks to make private company investments, since 2017. Previously Mr. Linden co-founded Karma Science, which was acquired by Facebook in 2012. Mr. Linden then led Facebook’s emerging initiatives in commerce, including Gifts, Facebook Card, and Dynamic Ads. Prior to Karma, Mr. Linden co-founded Tapjoy, a leading mobile advertising firm. His work experience also includes investing as an associate at Kleiner Perkins Caufield & Byers and product development at Microsoft. Mr. Linden has received numerous awards for his work including 30 under 30 Best Young Tech Entrepreneur by Bloomberg Businessweek 2012, 100 Most Creative People in Business by Fast Company in 2012, and The Silicon Valley 100 by Business Insider 2013. Mr. Linden obtained an M.B.A. from Stanford’s Graduate School of Business and received a B.A. in Computer Engineering at the University of Michigan. Mr. Linden was selected to serve on the board of directors due to his extensive financial expertise and experience with technology companies, including experience founding, advising, managing and investing in and assessing business plans of and opportunities for these types of companies.

Linda Rottenberg

Ms. Linda Rottenberg is a director of RTPZ. Ms. Rottenberg has served as Co-Founder and Chief Executive Officer of Endeavor Global, Inc., a leader of the global high impact entrepreneurship movement, since 1997. She also oversees Endeavor Catalyst LP Funds, which had over $250 million of assets under management as of September 2020 and co-invests in Endeavor Entrepreneurs to raise outside capital. Ms. Rottenberg serves on the board of Globant SA, a software developer; and Olo, a private digital food-ordering platform. She previously served as board director of Zayo Group, LLC, a leading bandwidth infrastructure company. A graduate of Harvard College and Yale Law School, Ms. Rottenberg has been named among TIME’s “Innovators for the 21st century” and U.S. News and World Report’s “America’s Best Leaders”. In 2018, she received the Heinz Award in Technology, the Economy, and Employment. Ms. Rottenberg was selected to serve on the board of directors due to her knowledge and experience in the technology industry and experience serving as a director of other companies.

Number, Terms of Office and Appointment of Directors and Officers

RTPZ’s board of directors consists of seven members. Prior to the initial business combination, holders of Founder Shares have the right to appoint all directors and remove members of the board of directors for any reason, and holders of public shares do not have the right to vote on the appointment of directors during such time. These provisions of the Cayman Constitutional Documents may only be amended by a special resolution, being the affirmative vote of holders of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Each of the directors holds office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on the board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the board of directors or by a majority of the holders of the ordinary shares (or, prior to the initial business combination, holders of Founder Shares).

Officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. The board of directors is authorized to appoint persons to the offices set forth in the Cayman Constitutional Documents as it deems appropriate. The Cayman Constitutional Documents provide that the officers may consist of a Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.

Director Independence

The rules of the NYSE require that a majority of RTPZ’s board of directors be independent. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of the NYSE. In addition, members of RTPZ’s compensation committee and nominating and corporate governance committee must also satisfy the independence criteria set forth under the listing standards of the NYSE.

RTPZ’s board of directors has determined that each of Byron Auguste, Julie Hanna, Lee Linden, and Linda Rottenberg is an “independent director” under applicable SEC and NYSE rules.

RTPZ’s independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of RTPZ’s directors or executive officers have received any cash compensation for services rendered to RTPZ. Commencing on November 19, 2020 through the earlier of the consummation of RTPZ’s initial business combination and RTPZ’s liquidation, RTPZ accrues an obligation to Reinvent Capital of $625,000 per year pursuant to the Support Services Agreement. The sponsor, directors and executive officers, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. RTPZ’s audit committee reviews on a quarterly basis all payments that were made by RTPZ to the sponsor, directors, executive officers or RTPZ or any of their affiliates. In October 2020, the Sponsor transferred 30,000 Founder Shares to each of Byron Auguste, Julie Hanna, Lee Linden, and Linda Rottenberg at their original per-share purchase price.

RTPZ is not party to any agreements with its directors or officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence RTPZ’s management’s motivation in identifying or selecting a target business, and RTPZ does not believe that the ability of its management to remain with it after the consummation of its initial business combination should be a determining factor in its decision to proceed with any business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or to RTPZ’s knowledge, threatened against us or any members of RTPZ’s management team in their capacity as such.

Periodic Reporting and Audited Financial Statements

RTPZ has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, RTPZ’s annual reports contain financial statements audited and reported on by RTPZ’s independent registered public accounting firm. RTPZ has filed with the SEC its Annual Report on Form 10-K covering the fiscal period ended December 31, 2020.

RTPZ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “we,” “us,” “our,” the “Company” or “RTPZ” refer to RTPZ prior to the consummation of the Business Combination. The following discussion and analysis of RTPZ’s financial condition and results of operations should be read in conjunction with RTPZ’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. RTPZ’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Statement Regarding Forward- Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on October 2, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses We reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Merger Agreement on March 3, 2021. We intend to finance the Business Combination through shares of Hippo Holdings common stock issued to Hippo stockholders and the PIPE Investors.

The issuance of additional shares in a business combination:

•	may significantly dilute the equity interest of investors;

•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;

•

could cause a change of control if a substantial number of our ordinary shares is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present directors and officers;

•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;

•	may adversely affect prevailing market prices for our ordinary shares and/or warrants; and

•	may not result in adjustment to the exercise price of our warrants.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•	our inability to pay dividends on our ordinary shares;

•

using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•

limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We have incurred, and expect to incur, significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete a business combination will be successful.

Results of Operations

Our entire activity from inception through December 31, 2020 related to our formation, the preparation for the initial public offering, and since the closing of the initial public offering, the search for a prospective initial business combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our business combination, at the earliest. We will generate non-operating income in the form of interest and investment income on cash and cash equivalents and investments. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from October 2, 2020 (inception) through December 31, 2020, we had a net loss of approximately $232,000, which consisted of approximately $250,000 of general and administrative expenses partially offset by approximately $18,000 of income on the investments held in the Trust Account.

Liquidity and Going Concern

On November 23, 2020, we consummated the initial public offering of 23,000,000 RTPZ units, inclusive of the underwriters’ election to fully exercise their option to purchase an additional 3,000,000 RTPZ units, at a price of $10.00 per unit, generating gross proceeds of $230,000,000. Substantially concurrently with the closing of the initial public offering, we consummated the private placement of 4,400,000 warrants at a price of $1.50 per private placement warrant to the Sponsor, generating gross proceeds of $6.6 million.

Following the initial public offering, the exercise of the over-allotment option in full and the sale of the private placement warrants, a total of $230,000,000 was placed in the trust account. We incurred offering costs of approximately $13.1 million, inclusive of approximately $8.1 million in deferred underwriting commissions.

As of December 31, 2020, we had approximately $623,000 in our operating bank accounts, working capital of approximately $1.5 million, and approximately $18,000 in interest income available in the trust account to fund our working capital requirements, subject to an annual limit of $165,000, and/or to pay our taxes, if any.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the RTPZ’s founding team or any of their affiliates may, but are not obligated to, loan RTPZ funds as may be required (“Working Capital Loans”). If RTPZ completes a business combination, RTPZ would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the trust account. In the event that a business combination does not close, RTPZ may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant. The warrants would be identical to the private placement warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

We may need to raise additional capital through loans or additional investments from the Sponsor, our officers, our directors, or third parties. Our officers, directors and Sponsor may, but are not obligated to, loan us additional funds, from time to time or at any time, (other than pursuant to the promissory note), to meet our working capital needs. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off- balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any nonfinancial assets.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than an agreement to pay support services fees to Reinvent Capital that total $625,000 per year for support and administrative services, as well as reimburse Reinvent Capital for any out-of-pocket expenses it incurs in connection with providing services or for office space under this agreement. As of December 31, 2020, the Company paid $156,250 to Reinvent Capital as part of the Support Services Agreement and recognized the full amount in the statement of operations for the period from October 2, 2020 (inception) through December 31, 2020. For the period from October 2, 2020 through December 31, 2020, the Company incurred approximately $12,000 in reimbursable expenses paid by the Sponsor, which was recognized in the statement of operations and included in Due to Related Party on the balance sheet at December 31, 2020.

Morgan Stanley, the lead underwriter on our initial public offering, is entitled to a deferred fee of $0.35 per unit, or $8.05 million in the aggregate. The deferred fee will become payable to Morgan Stanley from the amounts held in the trust account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement entered into in connection with our initial public offering.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the following as its critical accounting policies:

RTPZ Class A Ordinary Shares Subject to Possible Redemption

RTPZ Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable RTPZ Class A ordinary shares (including

RTPZ Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, RTPZ Class A ordinary shares are classified as shareholders’ equity. Our RTPZ Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 21,831,512 RTPZ Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Net Income (Loss) Per Ordinary Share

Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the period. We have not considered the effect of the warrants sold in the initial public offering and the private placement to purchase an aggregate of 9,000,000 of RTPZ’s Class A ordinary shares in the calculation of diluted income (loss) per share, since their inclusion would be anti-dilutive under the treasury stock method.

RTPZ’s statement of operations includes a presentation of income (loss) per share for ordinary shares subject to redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per ordinary share, basic and diluted for RTPZ Class A ordinary shares are calculated by dividing the interest income (loss) earned on investments held in the Trust Account, net of applicable taxes and interest to fund working capital requirements, subject to an annual limit of $165,000, available to be withdrawn from the Trust Account, resulting in income of approximately $19,000 for the period from October 2, 2020 (inception) through December 31, 2020, by the weighted average number of RTPZ Class A ordinary shares outstanding for the period. Net loss per ordinary share, basic and diluted for RTPZ Class B ordinary shares is calculated by dividing the net income (loss), less income (loss) attributable to RTPZ Class A ordinary shares by the weighted average number of RTPZ Class B ordinary shares outstanding for the period.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Quantitative and Qualitative Disclosures About Market Risk

RTPZ is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2020. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act) were effective.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period from October 2, 2020 (inception) through December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

INFORMATION ABOUT HIPPO

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Hippo Enterprises Inc. and its subsidiaries prior to the consummation of the Business Combination.

Letter from our Founder and CEO

Most of us treat insurance as an afterthought, only considering it when we absolutely need it. And yet, no one would drive a car if they had to shoulder the full financial liability of causing an accident, and no bank would provide a mortgage on a home without coverage. The truth is that insurance is woven into the financial fabric of our society, and is a silent partner in all our major financial decisions.

For over a century insurance has been priced, underwritten, and sold in the same fundamental way—through captive and independent agents. But 2021 is a different age, one with an abundance of data; smart, connected devices in our homes and cars; and growing customer expectations. An opportunity to transform insurance is emerging. We started Hippo to accelerate and guide this transformation in the homeowners market.

In order to succeed in insurance, we need to take a long-term view. The industry is simply not set up to deliver fast wins. Investments made today will not pay off overnight, but over many years to come. We have aligned our entire company around this mindset. Our culture supports making the right decisions for the long-term. The people we hire are strategic thinkers who share this view, and our product and technology roadmap is focused on maximizing the long term value of Hippo.

Because of the nature of this industry and our long-term approach, we do not make decisions that maximize short-term results at the expense of long-term value. We believe it is important to share the guiding principles that will inform our prioritization and decision making. Our hope is that this will help to better define our journey and provide clarity for those who wish to join us.

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Equally weigh Insurance and Technology: The space we operate in is often referred to as “InsurTech”. We have tremendous respect for both Insurance and Technology. For a company like ours to excel it needs to achieve greatness in both domains. As CEO, my job is to constantly balance between these two areas and ensure each is supported and led by the best minds in that field.

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Be thorough, don’t seek silver bullets: We are modernizing insurance. Most problems we face won’t have a silver bullet. The path to success requires us to be better across many dimensions including underwriting, claims, actuarial, data, technology, customer service, and more. And it isn’t enough to be excellent across these areas. We need to be excellent in an integrated way.

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Grow from success as well as failure: Charting a new path involves uncertainty and that means we won’t always succeed. This should never prevent us from taking smart risks, as long as we focus on learning and growing. We’ll continue to acknowledge our mistakes openly. When we do succeed, we will apply that learning in as many areas of our business as possible.

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Embrace regulation: Insurance is a heavily regulated industry, and for a good reason. Regulators are there to protect consumers’ interests, and in that, regulators’ incentives are aligned with our own. We believe working collaboratively with regulators will create the best outcomes for homeowners.

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The best claims experience is the one that never happens. We view the ultimate measure of success to be preventing a loss from happening at all. We take a proactive approach to preventing claims through investments in smart home technology and home services, and we will continue to launch and test new preventive approaches. It will require time and significant investment, but in the long-term, this approach will result in the best outcome for both homeowners and our business.

•	Add real value and deliver on our promise to customers: Insurance is unique in that both the customer and the insurer hope the product will never be used. We think of our customers’ needs first and offer products and services that deliver tangible value, priced correctly. And when we make a promise to our customers—to be there in their moment of need and to help them bounce back as effortlessly as possible—we deliver. Unlike incumbent carriers, we will exceed our customers’ expectations with a white glove approach that leverages humans for empathy and technology for ease, efficiency, and accuracy. In addition, our coverages have been crafted around their value to the customer, not only on their profitability to us.

Over the long term, we expect to achieve the industry’s safest homes by harnessing the latest data sources, IoT devices, and proactive home services to prevent losses, and through a tenacious focus on our customers’ needs. This approach, facilitated by our proprietary technology platform, will enable us to fine tune our offering quickly and deliver ongoing innovation to our customers.

We are more than just an insurance company. Hippo’s unique relationship with customers allows us to focus on homeownership more broadly. We expect to expand our home service offerings, providing more protection and support so our customers can focus on the joy of homeownership.

Assaf Wand,

Co-founder and Chief Executive Officer,

Hippo Enterprises Inc.

Our Vision and Mission

Hippo’s Vision: To protect the joy of homeownership.

Hippo’s Mission: To deliver intuitive and proactive protection for homeowners by combining the power of technology with a human touch.

Our Company

Hippo is a different kind of home protection company, built from the ground up to provide a new standard of care and protection for homeowners. Our goal is to make homes safer and better protected so customers spend less time worrying about the burdens of homeownership and more time enjoying their homes and the life within. Harnessing real-time data, smart home technology, and a growing suite of home services, we have created an integrated home protection platform.

The home insurance industry has long been defined by incumbents that we believe deliver a passive, high-friction experience to policyholders. We view these incumbents as constrained by outdated captive-agent distribution models, legacy technology, and strong incentives not to disrupt their businesses. Accordingly, the industry has not seen meaningful innovation in decades. We believe this results in a flawed customer experience that creates a transactional, adversarial relationship — one that pits insurance companies and their “policyholders” against each other in a zero-sum game. The outcome of this misalignment is an experience that is out of touch with the needs of modern homeowners.

Modern technology provides an opportunity to transform the $105 billion U.S. home insurance industry, enabling advancements and efficiencies across the customer lifecycle. We believe there is significant opportunity in this market, expected to reach nearly $140 billion by 2025 (according to industry data from William Blair & Company) for a digital-first, customer-centric company like Hippo.

Hippo harnesses technology and data to refocus the home insurance experience around the customer’s needs at each stage of the relationship. We seek to facilitate an active partnership with our customers to help prevent losses, which in turn creates better results for Hippo. The result is a win-win.

•	We make Hippo policies fast and easy to buy.

With incumbent carriers, buying home insurance can be an arduous task too focused on the carrier’s needs, not the customer’s. The process often burdens customers with long phone calls, requiring customers to answer up to 60 confusing questions and without any meaningful online buying capability. Using advanced data approaches, our proprietary underwriting engine allows Hippo to provide a quote in just 60 seconds (and a fully bound policy in less than 5 minutes) and delivers them via omni-channel distribution designed to meet consumers wherever they shop for insurance.

•	Our policies are designed for the modern homeowner.

Unlike the outdated policies of traditional insurers which can force people to pay for coverage they likely don’t need (like fur coats and china), Hippo policies are designed for modern lives, covering crucial items like home office equipment and water back-up. Our modern coverage is designed so that Hippo customers are less likely to encounter unexpected holes in coverage in the event of a loss, something we believe to be a primary source of frustration with other carriers’ claims experience.

•	We have designed a proactive, human approach to claims, enabled by technology.

Hippo uses live data to anticipate major events, enabling our claims team to reach out in advance of major weather events with advice and information. When a customer does need to file a claim, a Hippo Claims Concierge guides them through the process, easing anxiety and improving satisfaction. The combined impact of our modern coverage and human-first approach can be seen in our 90-day Claims Net Promoter Score (“NPS”) of 60, according to a third party survey (vs. the industry average Claims NPS of negative 49, according to a 2014 Morgan Stanley Research and Boston Consulting Group report).

Beyond a core insurance experience that is simple, intuitive, and human, we focus our resources on Hippo’s true promise: better outcomes for homeowners. We have created an integrated home protection platform, which offers a growing suite of proactive features designed to prevent loss and provide greater peace of mind.

•	We have pioneered what we believe is the most widely adopted Smart Home program in the U.S. industry.

We include smart home devices to detect water, fire, and theft, and offer premium discounts to customers who use them. Real-time alerts are designed to help customers quickly identify and work to resolve issues before they grow into major losses.

•	We proactively help our customers maintain and protect their homes.

We offer on-demand maintenance advice through Hippo Home Care, our virtual home concierge service, and access to annual home check-ups and maintenance. We also use advanced technology and data to assess new risks outside the home and recommend necessary underwriting adjustments.

Our intuitive and proactive protection seeks to reduce the likelihood of a loss, while also deepening our customer relationships, improving loyalty and retention. Just ask our customers, who rate Hippo 4.9 out of 5 stars (based on reviews collected by Hippo on its web page) and reward us with an 90-day average overall NPS of 75, according to a third party survey (vs. the insurance industry average of 35 in 2020, according to data from Statista, Inc.).

This partnership is designed to create a virtuous cycle. By helping make homes safer, we help deliver better risk outcomes and increase customer loyalty, which improves our customer lifetime value (“LTV”). This enables us to invest in expanding our product offering, customer value proposition, and marketing programs, which helps attract more customers to the Hippo family. This growth generates more data and insights to fuel further innovation in our product experience and improved underwriting precision. The result is even safer homes and more loyal customers. We believe this virtuous cycle, combined with our significant existing scale, deep partnerships, and compelling unit economics, will propel Hippo to become a trusted household name synonymous with home protection.

Aligned Interest: When our Customers Win, We Win

The success of our strategy is demonstrated in our financial and operating metrics. We have grown consistently while also improving loss frequency and premium retention.

(1)

Spinnaker and North American Advantage Insurance Services LLC (“NAAIS”) are presented on a pro forma basis as of January 1, 2018. For more information please see “Recent Acquisition: Spinnaker Insurance Company.”.

(2)

Frequency defined as number of claims divided by the total number of units of exposure, where a unit of exposure is defined as one policy year earned. For example, one policy in force written 24 months ago, represents 2x units of exposure. The cohorts are 12-month cohorts starting on 8/1 of each calendar year.

See “Hippo Management’s Discussion and Analysis of Financial Condition and Results of Operations —Key Operating and Financial Metrics — Revenue — Total Written Premium”.

Our Industry / Opportunity

With $105 billion in annual premiums, the U.S. home insurance industry is a deeply fragmented market with only one carrier accounting for more than 10% of the total market share (according to William Blair & Company). This fragmentation in the market sets the stage for positive traction from new entrants — this is not a winner-take-all industry.

The U.S. home insurance industry has attractive customer dynamics and growth characteristics. According to the Insurance Information Institute, home insurance customers remain with their selected carrier for an average of 8-10 years – more than double the length of time of renters or auto insurance customers. Additionally, home insurance customers average $1,200 in annual premiums, providing insurers with a compelling recurring revenue opportunity. Multiple factors contribute to a strong growth outlook for the industry, including the high rate of new home construction, population growth, increasingly complex homes, and rising labor and material costs.

Despite these industry tailwinds, we believe customers’ needs are not being met. Today’s insurance policies often include coverage for items that modern homeowners do not own, such as fur coats, pewter bowls and paper stock and bond certificates, and exclude coverage for common claim categories such as water-backup, home office equipment and other electronics. Homeowners’ lives and properties have evolved, but too often their coverages have not kept pace. This set-it-and-forget-it mentality in underwriting can mean that while insurers collect premiums, homeowners discover gaps in coverage only after a loss. Even if consumers proactively recalibrate coverage over time, they are still constrained by outdated policy designs. Hippo management believes that 60% of U.S. homeowners are underinsured.

We believe the market is poised for rapid transformation with trends emerging in big data, technology, and underwriting that will allow better assessment of home insurance risk resulting in more accurate pricing, proliferation of APIs, and meeting the rising customer expectations for personalized and real-time products. We believe the COVID-19 pandemic has only accelerated this change, increasing homeowner adoption of digital channels and growing demands on the use of their spaces.

Barriers to Entry

New entrants who work to rebuild the customer experience, with technology, new data, and nimble changes, will be better positioned to serve today’s homeowners. For the right company, the opportunity is enormous. However, new entrants must overcome high barriers to entry:

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Significant initial capital requirements to support insurance risk, challenges finding cost-effective reinsurance without an underwriting track record, expensive off-the-shelf policy and claims management systems, or resource-intensive investment in developing a proprietary tech stack

•	Complicated and fragmented regulatory landscape with a unique set of rules from each state

•	Significant resource investment in tech and infrastructure to access, collect and validate insurance-related data, in addition to the development of multiple customized APIs

•	Difficulty accessing distribution networks, built upon a legacy, agent-based distribution, or resource-intensive process of creating and scaling new, alternative customer acquisition channels

We believe incumbents face multiple challenges in responding to the ongoing transformation and meeting customer needs, including channel conflict, data stability and veracity (stemming from unverified customer-supplied data), and too much reliance on aging and siloed technology. And, with the agent population shrinking (according to McKinsey & Company research), incumbents may find it harder to access new customers who increasingly choose digital, direct-to-consumer channels.

This leads to incumbents potentially facing a dilemma- being forced to choose between maintaining the stability of their current books of business or investing in the innovation that would drive further growth and value to homeowners. We believe they are generally choosing the former. With homeownership generally on the rise, we believe well-positioned new entrants have an opportunity to rise to the challenge and capitalize on growth opportunities more quickly.

We are confident that Hippo’s vision, technology, and innovative approach are positioned to create the change the industry and homeowners need.

The Hippo Business Approach

Hippo set out to solve what it saw as a flawed customer experience in home insurance and deliver intuitive and proactive protection for homeowners by combining the power of technology with a human-touch and empathy.

We started by rebuilding the home insurance experience around the customer’s needs, at every stage of the relationship.

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We made insurance easy to buy: Hippo provides a quote in under 60 seconds and allows customers to purchase a policy in about 5 minutes. Rather than rely solely on customer-provided information, we prefill the application based on a variety of trusted data sources, which allow us to better assess and price the risk at the point of purchase.

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We designed our policies for the modern homeowner: Hippo designed the home insurance policy to offer coverage for items that homeowners expect (such as appliances breakdown, enhanced coverage for home office equipment, the service line between the house and the street) and limit coverage for obsolete items (such as fur coats, crypts and mausoleums). We implement granular pricing at the peril (or hazard) level, based on the most current data on risks. This, combined with our broadly adopted Smart Home program, means that we believe that we can offer what we believe to be superior coverage compared to standard policies at a better rate on average.

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We crafted a proactive, tech-enabled claims experience, focused on a live, white-glove approach: Hippo strives to be there to support customers at the time of need, and we designed our claims processes to reflect that objective.

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Proactive technology-enabled approach: We aspire to be there for our customers as soon as the need arises, if possible before they even reach out to us for support. We use live data to help identify major events like fires or storms. When we suspect that our customers’ home may be impacted, our Claims Concierge team reaches out proactively to help ensure the safety of our customer, their families and their homes. We firmly believe in prioritizing the well-being of our customers and addressing damage to the home quickly, hopefully before things deteriorate or repair costs escalate. If we are effective, customers benefit from superior service in resolving claims, and we gain from better insurance outcomes by mitigating costs and increased customer loyalty.

Depending on the claim, our Claims Concierge team may use remote (virtual) inspection technology to expedite the claims handling process and, if possible, complete a claim remotely. When a specialist needs to visit the home, we leverage a network of vetted partners whom we work to quickly deploy, seeking to offer our customers full resolution as opposed to just an inspection. This network of trusted partners allows us to save on inspection costs when these partners also perform the work to resolve the issue, benefit from economies of scale in material purchases, and work to ensure quality repair work which reduces the probability of a repeat claim. This approach is designed to align everyone’s incentives and works to drive the best outcome and as fast a resolution as possible.

•	Human attention from live Claims Concierges: We believe that a customer calling about damage to their home, often a very complicated and stressful situation, needs to speak to a human who can be relied upon for help. Our Claims Concierge team eliminates the often inefficient use of bots or automation, as well as other burdensome processes. Our claims professionals are experienced in both claims handling and customer service. Once a claim is submitted, a Claims Concierge is assigned to the claim and focuses first on ensuring customer safety and alleviating stress. We seek to have the same Claims Concierge remain the key point of contact for the customer throughout the life of the claim. Hippo uniquely measures customer satisfaction, or Claims NPS, specifically for our claims operations. Our claims team is able to achieve a 90-day Claims NPS of 60, according to a third party survey (compared to an average Claims NPS of negative 49 for typical carriers, according to a 2014 Morgan Stanley Research and Boston Consulting Group report), in spite of the complicated nature of a home insurance claim.

Building a home insurance experience that is simple, intuitive, and human was just the beginning. Hippo’s real promise is to ultimately create better outcomes for homeowners. We have created an integrated home protection platform through a growing suite of proactive features and offerings that create meaningful touchpoints throughout the life of a policy.

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We employ continuous risk reevaluation and underwriting: Hippo reassesses risk throughout the life of a policy. We work to uncover changes to the home and proactively reach out to the customer to recommend an update to their policy (for example, increasing liability coverage with the addition of a pool) or to offer a discount (if, for example, an old roof is replaced with a new one). Our goal is to ensure that our customers always have adequate protection for the right price.

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We deploy what we believe is the most widely adopted Smart Home program in the U.S. home insurance space: Through our Smart Home program, Hippo customers can opt to receive kits that include devices that help mitigate damage from water, fire and theft. These kits come with filed and approved premium discounts at a state level. We partner with the key players in the smart home space to offer our customers these complimentary kits, as well as professionally-monitored kits. We continue to innovate our Smart Home program to more deeply integrate it with home insurance.

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We help customers maintain their homes: Hippo is playing an increasingly active role in helping homeowners maintain their homes. Every Hippo customer has access to Hippo Home Care, a virtual home concierge service. Customers can reach out at any time to ask for remote support with questions or issues pertaining to their homes. If the Hippo Home Care representative is unable to help resolve an issue remotely, he or she can recommend a local professional for in-home services. Moreover, Hippo Home Care has been building a proactive home maintenance offering: homeowners can sign up for annual checkups by home professionals that inspect key systems around the home and perform routine maintenance tasks. Hippo Home Care has delivered thousands of checkups to date and performed over 11,000 preventive actions in customers’ homes.

This suite of proactive offerings is designed to allow Hippo to help customers better protect their homes and reduce losses over time. This enables better pricing across all of Hippo’s services, further enhancing the customer value proposition and attracting even more customers to Hippo. That, in turn, generates more data and insights that inform further home protection innovation. This is the principle our business is built upon: when our customers win, Hippo wins.

We have built an omni-channel distribution approach which is designed to allow customers to purchase however they want and provides Hippo differentiated access to a positively selected customer base

We seek to allow customers to buy our policies however they want: online, over the phone, or through an agent. Hippo does not suffer from the same agent channel conflict as legacy carriers potentially do, and we seek to leverage this to our advantage in establishing a diverse set of distribution channels:

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Direct to consumer: We offer our customers digital purchasing options as well as online management of their account. Creating such a fast and accurate online experience required developing advanced policy and claims management systems, which we benefit from across many areas.

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Insurance partners (agents / producers): This channel includes sales through traditional insurance agents and other insurance companies. We offer these partners what we believe is a truly differentiated experience: a dedicated producer portal that enables agents to benefit from the same efficiency and accuracy that our online, direct-to-consumer customers enjoy. Our platform is integrated with standard industry tools so agents can leverage the streamlined Hippo experience as part of their normal workflows. This technological foundation allows our producers to focus on valuable tasks rather than on time-consuming tasks like filing forms. We developed thorough onboarding and training processes, as well as marketing assets and playbooks, for this important channel. We see increasingly strong results at a partner level, with Hippo gaining more and more consideration from insurance partners as we continuously augment our investment and innovation in this area.

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Non-insurance partners: This channel is our fastest growing one. We partner and integrate with players across the real estate and financial services ecosystems, including national players such as home builders, smart home technology providers, mortgage originators, mortgage servicers, title companies, and realtors. Our portfolio of customized APIs and deep partner integrations enable us to offer customers the best and most efficient home insurance solutions in a contextually relevant way. For example:

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Home builders — we developed an insurance policy for new home construction, as well as a technology product that integrates with builders’ sales systems. These integrations allow us to provide the builder’s customers a simple, personalized insurance offer precisely when their customers are in the market for a policy. These policies are heavily tailored to the customer’s property and can be easily purchased online or through our partner agency. Through these partnerships we are able to access positively selected customers with a fundamentally better risk profile than those associated with existing homes. The result is a potentially smoother home purchase experience and higher customer satisfaction for our builder partners.

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Smart home providers — we have been developing proprietary integration with the leading providers of smart home and security systems to offer their customers better home insurance coverage with meaningful premium discounts. Moreover, these benefits are also available to our partners’ customers if they purchase insurance from Hippo.

This channel is also one that allows us to access positively selected customers with a fundamentally better risk profile (for example, smart home technology adopters are more likely to be safe and thoughtful homeowners).

Technological, operational and economic moats

Our Technology + Insurance Approach

“InsurTech” is made of two words: Insurance and Technology. We strive to marry the best of both worlds to create a superior customer experience with superior business results.

Our full-stack technology systems have been built from the ground up leveraging experienced professionals in home insurance. This approach also informs our use of data. Over time we have optimized our use of machine intelligence and the way we leverage the vast amounts of data at our disposal. Not all data are created equal and each situation requires thoughtful application of the right data. Time and scale have allowed us to build and optimize data integration, giving us a significant advantage over others in the space.

Beyond the use of data, we believe our use of advanced technology more broadly gives us additional advantages over incumbents (who depend on legacy systems) and new entrants with less experience i n the space. Examples include:

•	Offering a fast and accurate online purchase flow that meets modern consumers’ expectations

•	Integrating smart home activation status into our policy management system

•	Quickly deploying rate changes upon regulatory approval

•	Creating sophisticated feedback loops between internal teams (for example, allowing for fast underwriting improvements based on claims insights)

•	Developing proprietary, channel-specific technology to integrate Hippo’s offerings into partners’ platforms and streamlining their go-to-market efforts

Our Vertically Integrated Insurance Capabilities

The insurance operation we have built provides us with end-to-end capabilities and flexibility to move fast, innovate and seek to offer the best value to our customers. In that sense, it also allows us to control our own destiny in how we grow and operate.

As we grow at the state and national levels, we have the ability to adjust our policies and rates in a fast and efficient manner. Our actuaries and underwriters leverage data and our in-house technology solutions to continuously optimize our coverage and work to provide customers the best product possible at the right price.

We have invested in industry-leading sales and customer service organizations, modeled after the best teams across a variety of business sectors. We have equipped them with dedicated tech tools and training that allow them to focus on what matters most. Our 90-day average overall NPS of 75, according to a third party survey, compared to the insurance industry average of 35 in 2020, according to data from Statista, Inc., is the best testament to the quality of these teams.

Hippo has a distinct approach to claims, managed by our own team and leveraging home-grown technology. Here too, a 90-day Claims NPS of 60, according to a third party survey, compared to a Claims NPS of negative 49 for typical carriers, according to a 2014 Morgan Stanley Research and Boston Consulting Group report, is an affirmation that our proactive, concierge-based approach is resonating with customers during the times they need us most.

In 2020, we continued our vertical integration through the acquisition of our largest insurance carrier partner, Spinnaker Insurance Company. Our structure now allows us to balance risk retention with reinsurance capacity in a more flexible manner, not just for Hippo’s core business but also for third-party programs supported by Spinnaker. This also allows us to maintain a capital-light model while retaining risk in a way that aligns our interests with the reinsurance market while retaining the carrier economics. Most importantly, the acquisition enables faster growth and reduced time to market for new offerings, filings and rate adjustments.

Our Diversified Distribution Strategy

Hippo’s established diverse distribution channels are designed to allow customers to buy however and wherever they want. We have built channel-specific proprietary technology and bespoke business models to support this strategy. Developing unique technological solutions for partners like home builders, loan servicers, other insurance companies, and smart home technology providers allows us to not only integrate into other scaled platforms, but to also support our partners’ businesses and achieve great results alongside them and establish deeper relationships with these partners.

Our Smart Home Program

We have deployed what we believe is the most widely adopted Smart Home program in the U.S. home insurance space:

•	Approximately 70% of eligible customers opt into the program

•	Approximately 70% of the customers opting into the program activate their kits

•	Customers who keep their kits active receive meaningful premium discounts

In achieving such wide adoption and activation, we have essentially built a platform that enables us to increasingly focus on risk mitigation and loss ratio improvement, especially as we continue to build out this program (for example, as we evaluate new options such adding behavior-based discounts and professional monitoring offers).

Hippo Customer Experience

Hippo’s goal is to make homes safer and better protected so customers can enjoy their homes and lives, knowing that we are committed to preserving their properties. Starting with our dedicated sales staff, who streamline the purchase and onboarding experience down from days to minutes, we aim to make every lead and customer touchpoint efficient, transparent and clear.

Our proactive approach, including real-time alerts to homeowners, is designed to help protect our customers and their families. We have also developed an industry leading Claims Concierge service, assigning one, dedicated Concierge for customers filing a claim. We strive to handle each claim with empathy, forethought, and care that can only be provided by a human touch.

Our approach to customer experience and insurance, brings our values to the forefront, helping customers protect the joy of homeowners. It is no wonder our customers have rated us with 4.9 out of 5-stars (based on reviews collected by Hippo on its web page) and rank us as one of the top customer service companies in the home insurance industry, with a 90-day average overall NPS that is 3 times the insurance industry average in 2020, according to a third party survey and data from Statista, Inc. By better meeting the needs of our customers, we expect our LTV to benefit from increased customer retention and satisfaction.

Hear from four of our customers about their experience with Hippo’s customer service, sales and claims teams.

a.	Cindy Pullano has been looking for the right coverage for her 2,000 sq. ft home for 10+ years, before she found Hippo—her home’s new home. In her own words:

b.	Cate Rader’s home was hit with baseball sized hail last year, and turned to Hippo as her first call for help. In her own words:

c.	As the Carr fires rolled into northern California, Hippo reached out to Juan Carlos Hernandez and our customers in the wildfire zone. In his own words:

d.

Dominique Eades discovered a service line break in her home just weeks after she moved into her home with her two kids. Hippo was there to guide her through the process and work around her busy schedule. In her own words:

Our Technology and Architecture

Technology Approach

Hippo built its technology infrastructure, strategy and team to drive better outcomes for homeowners. Our technology is the driving force behind our ability to grow rapidly while managing risk, proactively supporting our customers, pioneering modern insurance and home protection products, and building solutions and services based on our insights quickly and effectively. We believe it is the most advanced technology stack in the home insurance industry.

Our purpose-built, full-stack approach starts with modern infrastructure and agile software systems. These systems enable us to capture, clean, and analyze data at scale, derive powerful insights, and create meaningful offerings for our customers and partners with speed and efficiency. In a manner consistent with our regulatory filings, we pair this technology with a set of proprietary insurance expert systems, powered by augmented intelligence), to scale our modern insurance capabilities across actuarial, underwriting, claims, coverages, and fraud. Together, these systems enable us to deploy an intelligent and simple purchase experience that is customized by distribution channel, readily launch new states and partners, and deliver proactive solutions to customers like predicted weather alerts and real-time policy updates. Our technology enables us to iterate quickly and deploy products or features in days that might take an incumbent, relying on legacy systems, months or even years.

In short, Hippo largely digitizes the home insurance process. This fact creates lasting advantages that enable advancements across business growth, proactive home protection, and user experience.

•	Rapid growth across diverse channels.

We have built our systems to scale rapidly and dynamically adapt to growth opportunities across the home insurance landscape. Our proprietary engine employs a constantly-expanding knowledge base alongside dynamic rules and machine learning algorithms to address the ever-changing factors of proactive risk management. This approach enables us to personalize coverage for a specific customer’s needs proactively and automatically. Through adaptable APIs, we can deploy this capability across an ever-increasing number of channels, partners, and geographies quickly. As we accumulate knowledge from additional domains and data sources to fuel our AI engine, insights are seamlessly deployed across Hippo’s integrated system, ensuring a consistent and unified experience across all distribution points. Additionally, we believe our ability to segment risks based on home characteristics allows us to more efficiently market and price than our competitors.

•	Risk prevention and proactive home protection.

Hippo’s technology is at the heart of our ability to better protect homes. Our process of ongoing underwriting, delivered through advanced algorithms analyzing a vast array of data sources ensures that our customers are properly protected. We also access differentiated and proprietary data sources. We have deployed hundreds of thousands of sensor kits, which in turn monitor temperature, water leaks, door and window opening, and more. Our wide distribution and activation of smart home kits could allow us to collect aggregated and anonymized home health data, which can be synthesized to support our approach and value-added home protection offerings. We also innovate new approaches to home protection. For example, in launching Hippo Home Care in early 2021, we gained the ability to assemble predictive data from in-home checkups, including inventory of appliances and drivers of malfunctions of key systems in the home. We have scaled up our Hippo Home Care operation through a Virtual Home Concierge service, in which we leverage mobile device communications to remotely support our customers with in-home services. As new approaches create additional data sets, we can more effectively partner with our customers to understand, predict and prevent potential losses. In turn, the data we collect feeds into our data science pipeline and trains our models.

•	Better experiences throughout the customer journey.

Hippo harnesses technology and data to deliver intuitive and frictionless experiences for customers at every phase of the insurance journey. In the purchase phase, we use advanced, verified data sources so that customers are not burdened with dozens of questions, enabling a simple and fast purchase experience. Through our partnerships, we can automatically provide electronic proof of insurance to mortgage lenders to save customers potential headaches at closing. With our builder partners, the customized Hippo policy can be purchased by a homeowner in a completely integrated process. Our integrated systems approach also benefits the customer in other ways. For example, Hippo Customer Support specialists and our Claims Concierges can access relevant policy and property information, as well as past claims, to efficiently manage the process to provide the best customer experience. Additionally, third-party partners, like inspectors or contractors, can be dispatched to the home, paid and tracked digitally.

Architecture

Our Technology Architecture approach follows the company’s proactive, customer-first strategy by taking a three-horizon view: enabling swift feature development for customer and partner needs; creating a scalable platform that works to anticipate future needs; and setting the capability framework for innovation

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Our agile development teams are able to design, deliver and iterate to build product features our customers and partners desire. We have built a flexible and adaptable software architecture and engineering teams to effectively innovate and implement new ideas. This is combined with an agile iterative approach to experimentation and analytics, working to make sure that we continuously improve our knowledge of what customers want.

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Our underlying software architecture and platform are designed to support future expansion and growth. We are creating data models, algorithms, learning engines, knowledge graphs and cloud platforms that are all intended to support a future set of goals—more ambitious partnerships, wider distribution channels, scaled number of customers. By anticipating future growth with a blueprint of technology capabilities and technical platforms in advance, we are proactively preparing for the next step-change in our company’s growth trajectory.

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We are keeping the pace of innovation high by investing in research and development of underlying technologies and capabilities that seek to change how the market operates in protecting homeowners. We launch tests with partners, look at new and proprietary data sources, offer additional virtual and in-home services, expand the boundaries of expectations on preventative measures, and try out new techniques for customer support and service. All of these are part of our innovation culture and supported by the technology infrastructure to build / experiment / measure / iterate.

Technology is only just beginning to transform the home insurance industry. Hippo’s unified and integrated systems ensure that, even as homeowners’ needs shift and grow, we will continue to set new standards for customer experience, modern insurance and joyful homeownership.

Our Economic Model

There are four key components in our economic model. First, as a managing general agent (“MGA”), we manage the entire customer-facing experience, including sales and marketing, underwriting, policy issuance and administration, and claims administration. In exchange for these services, we earn recurring commissions and fees associated with the policies we sell. While we have underwriting authority and responsibility for administering policies and claims, we do not take the bulk of the risk associated with the Hippo policies on our own balance sheet. Rather, we work with a diversified panel of highly rated insurance and reinsurance companies who pay us commissions in exchange for the opportunity to take that risk on their own balance sheets.

We also earn commission income as a licensed insurance agency selling non-Hippo policies to our customers. Today, we earn agency commission income when we cross sell automobile policies to our homeowners customers, when a customer seeking homeowners insurance is an area where Hippo policies are unavailable in which case we place them with another carrier, or when a particular home does not meet our underwriting criteria in which case we also place these customers with another carrier when possible. As we broaden our product offerings, we expect to distribute additional types of insurance offered by other carriers, which will contribute to growth in this element of our economic model. Commission income on these policies recur as the policies renew allowing us to earn margin relative to our customer acquisition cost.

We earn income in a third way, using our platform to offer insurance-as-a-service (“Iaas”) to other MGAs. The economic benefits to Hippo of providing this service extend beyond profit margins on these premiums, and include capital efficiency benefits as the diversity of insurance offered allows Hippo to reduce its regulatory capital requirements through recognition of diversification benefits. Given our diverse portfolio of homeowners insurance, the regulatory capital we are required to set aside for premiums generated by these third parties is lower than these parties would need to set aside if they were to provide their own capital.

Finally, we earn margin on premiums we receive on policies we issue from our Hippo carrier to our homeowners customers after ceding the majority of the insurance risk to our panel of high quality, reinsurance partners, some of whom have made multi-year commitments. We cede the majority of risk associated with these policies as part of our long-term capital-light strategy. And though the quantum of risk we cede in any year will fluctuate with reinsurance market pricing, we anticipate our long term strategy will include cession of the majority of the insurance risk we generate.

Looking towards the future, we anticipate generating economic benefits through our offering of value-added services such as monitoring and home maintenance.

Our Asset-Light Capital Strategy

We have always pursued an asset-light capital strategy to support the growth of our business. Even though we acquired Spinnaker, a licensed carrier, in 2020, we generally retain only as much risk on our balance sheet as is necessary to secure attractive terms from the reinsurers who bear the risk of the policies we sell. Those reinsurers usually require that companies like Hippo retain some risk to ensure alignment of interests. For policies written in 2021, we expect to retain approximately 10% of the risk associated with Hippo homeowners policies on our own balance sheet and expect to see this increase modestly over time.

This strategy also helps support our growth: third party reinsurance helps decrease the statutory capital required to support new business growth. As a result, we are able to grow at an accelerated pace without material capital investments upfront. We have a successful track record of securing strong reinsurance treaties, providing a solid foundation for a long-term, sustainable model.

Growth Strategy

As we grow, our focus will remain on homeowners and on making homes safer and better protected. Beyond growing our core product, we plan to grow vertically into adjacent insurance offerings as well as non-insurance areas, towards an all-inclusive home protection platform:

Core Product Growth

We are focused on the U.S. market, where the homeowners insurance industry represents $105+ billion in annual premiums, growing at approximately $4.5-5 billion annually (according to William Blair & Company). Our product portfolio includes: standalone homes, condos, investment properties, and new home construction, and each of these is its own unique insurance product. Hippo has so far introduced its products in 32 states, covering over 70% of the US population.

We believe expanding our core business alone in this market represents a significant opportunity. For perspective, our share is currently less than 1% of the US home insurance market. We plan to increase our penetration in the states where we already offer our homeowners insurance product. In parallel we plan to continue launching new states in 2021, planning to reach a total of 40 states by the end of 2021. We are at the same time building our brand and raising awareness among homeowners throughout the country. We will continue enhancing our direct-to-consumer capabilities, while expanding our relationships with new and existing partners.

Adjacent Insurance Offerings

We plan to offer additional insurance products to further protect and support homeowners in the US market. Where we feel we can create differentiated offerings leveraging our capabilities and assets, we will build such new products much the same way we did our modern homeowners insurance product. We may also leverage partners to offer best of breed solutions in our capacity as an agent.

We also expect to expand the portfolio of third-party programs that Spinnaker supports as a carrier. With the scalable assets we have built to support Hippo’s growth, we believe we are well-positioned to offer ancillary services across distribution, support and other areas to grow these programs.

Adjacent Non Insurance Offerings

We are deepening our relationships with homeowners by offering broader home protection services to complement our core insurance products. We have built the first, integrated insurance and home protection platform with our Smart Home program and home maintenance offerings, including virtual home services and remote support. We plan to expand these offerings to include additional protection products such as Home Warranty and innovative solutions tied to home inspections that streamline home transactions. Such products and services can introduce additional sources of recurring revenue and non-risk-based revenue, accelerating capital efficient growth.

Competition

We face competition from established national brand names that offer competing products. These more established competitors have advantages such as brand recognition, greater access to capital, breadth of product offering, and scale of resources. We also face competition from select and new insurtechs that offer digital platforms. However, the market is fragmented, with just one carrier over 10% market share according to William Blair & Company. This allows for multiple large and growing players to coexist with differentiated products and approaches.

Hippo’s distinctive customer experience, vertical focus on complete home protection, and purpose-built, full stack technology infrastructure differentiate our model from our larger and smaller competitors alike. Though incumbents collect vast amounts of data, we believe their legacy systems are not as flexible and dynamic as our integrated technology. Our full stack system allows us to better implement data into our business model and realize the benefits in underwriting, claims, and profitability. This system also enables us to deploy Hippo’s proprietary quoting and underwriting engine (via API) across Hippo’s diversified distribution channels and partners to gain market share.

We believe our strategy to deliver the first all-in home protection platform is unique and differentiated and that our competitive advantages across smart home, technology, and distribution will make it difficult for competitors — old or new — to emulate our approach.

Our Values and People

As of February 28, 2021, we had a total of 432 employees, including temporary employees, of which 94 were in IT and technology, 73 were in claims, underwriting and operations, 183 in business development, sales, marketing and customer support, 18 in product, design, and analytics, 64 in finance, actuarial, legal and compliance, human resources, and corporate. Of these employees, 424 are located in the United States and 8 are located in Israel. We typically engage temporary workers and independent contractors when necessary in connection with a particular project, to meet increases in demand or to fill vacancy while recruiting a permanent employee. None of our employees is currently represented by a labor union or is covered by a collective bargaining agreement with respect to his or her employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Our people team is focused on identifying and retaining top talent and building a world class organization. We use recognition and rewards including compensation and equity to attract and retain our talent.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns. Specifically, our revenues may be proportionately higher in our third fiscal quarter due to the seasonality of when homeowners purchase and move into new homes, which historically occurs at higher rates in the months of July, August and September. As our business expands and matures, other seasonality trends may develop and the existing seasonality and customer behavior that we experience may change.

Additionally, seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires, and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter, and tornados and hailstorms in the spring and summer. The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns and as we diversify our base of premium such that our exposure more closely resembles the industry exposure, we should see the impact of these events on our business more closely resemble the impact on the broader industry.

Data Privacy and Protection Laws

Since we receive, use, transmit, disclose and store personal data, we are subject to numerous state and federal laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. In the U.S., insurance companies are subject to the privacy provisions of the federal Gramm-Leach-Bliley Act and the NAIC Insurance Information and Privacy Protection Model Act, to the extent adopted and implemented by various state legislatures and insurance regulators. The regulations implementing these laws require insurance companies to disclose their privacy practices to consumers, allow customers to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. Additionally, we are subject to the Telephone Consumer Protection Act which restricts the making of telemarketing calls and the use of automatic telephone dialing systems. Violators of these laws face regulatory enforcement action, substantial civil penalties, injunctions, and in some states, private lawsuits for damages.

Privacy and data security regulation in the U.S. is rapidly evolving. For example, California recently enacted the California Consumer Privacy Act (“CCPA”), which came into force in 2020. The CCPA and related regulations give California residents expanded rights to access and request deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used and shared. The CCPA allows for the California Attorney General to impose civil penalties for violations, as well as providing a private right of action for certain data breaches. California voters also recently passed the California Privacy Rights Act (“CPRA”), which will take effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers’ rights with respect to certain personal information. In addition to increasing our compliance costs and potential liability, the CCPA’s restrictions on “sales” of personal information may restrict our use of cookies and similar technologies for advertising purposes. The CCPA excludes information covered by Gramm-Leach-Bliley Act, the Driver’s Privacy Protection Act, the Fair Credit Reporting Act, and the California Financial Information Privacy Act from the CCPA’s scope, but the CCPA’s definition of “personal information” is broad and may encompass other information that we maintain. The CCPA likely marked the beginning of a trend toward more stringent privacy legislation in the U.S., and multiple states have enacted or proposed similar laws. For example, in 2020, Nevada enacted SB 220 which restricts the “selling” of personal information and, in 2021, Virginia passed the Consumer Data Protection Act (“CDPA”) which is set to take effect on January 1, 2023 and grant new privacy rights for Virginia residents. In addition, California voters approved the November 2020 ballot measure which will enact the CPRA, substantially expanding the requirements of the CCPA. As of January 1, 2023, the CPRA will give consumers the ability to limit use of precise geolocation information and other categories of information classified as “sensitive”. There is also discussion in Congress of new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted.

Various regulators are interpreting existing state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of other personal data. Courts may also adopt the standards for fair information practices which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce.

Insurance Regulation

Hippo is subject to extensive regulation, primarily at the state level. These laws are generally intended to protect the interests of purchasers or users of insurance (which regulators refer to as policyholders), rather than the holders of securities we issue.

The method, extent, and substance of such regulation vary by state but are generally set out in statutes, regulations and orders that establish standards and requirements for conducting the business of insurance and that delegate authority for the regulation of insurance to a state agency. These laws, regulations and orders have a substantial impact on our business and relate to a wide variety of matters including insurer solvency and statutory surplus sufficiency, reserve adequacy, insurance company licensing, examination, investigation, agent and adjuster licensing, agent and broker compensation, policy forms, rates, and rules, the nature and amount of investments, claims practices, trade practices, participation in shared markets and guaranty funds, transaction with affiliates, the payment of dividends, underwriting standards, withdrawal from business, statutory accounting methods, data privacy and data security regulation, corporate governance, internal and external risk management, moratoriums (including of lawful actions), and other matters. In addition, state legislatures and insurance regulators continue to examine the appropriate nature and scope of state insurance regulations, including adopting new laws and regulations, and reinterpreting existing ones.

As part of an effort to strengthen the regulation of the financial services market, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) was enacted in 2010. Dodd-Frank created the Federal Insurance Office (“FIO”) within the U.S. Department of the Treasury (“Treasury”). The FIO monitors the insurance industry, provides advice to the Financial Stability Oversight Council (“FSOC”), represents the U.S. on international insurance matters, and studies the current regulatory system. Additional regulations or new requirements may emerge from the activities of various regulatory entities, including the Federal Reserve Board, FIO, FSOC, the National Association of Insurance Commissioners (“NAIC”), and the International Association of Insurance Supervisors (“IAIS”), that are evaluating solvency and capital standards for insurance company groups. In addition, the NAIC adopts and will continue to adopt model laws and regulations that will be adopted by various states. We cannot predict whether any specific state or federal measures will be adopted to change the nature or scope of the regulation of insurance or what effect any such measures would have on Hippo.

Spinnaker’s ability to pay dividends without regulatory notice or in the case of certain dividends, regulatory approval, is restricted by Illinois law. Additionally, Spinnaker in the future may become commercially domiciled in additional jurisdictions depending on the amount of premiums written in those states. The laws of these other jurisdictions contain similar limitations on the payment of dividends by insurance companies that are domiciled in that state, and such laws may be more restrictive than Illinois and Texas.

In addition, the NAIC has recently developed a group capital calculation covering all entities of the insurance company group for use in solvency monitoring activities. Any increase in the amount of capital or reserves our insurance subsidiaries are required to hold could reduce the amount of future dividends such subsidiaries are able to distribute to the holding company.

In particular, the NAIC has developed a system to test the adequacy of statutory capital and surplus of U.S-based insurance companies, known as risk-based capital, which all states have adopted. This system establishes the minimum amount of capital and surplus necessary for an insurance company to support its overall business operations in consideration of its size and risk profile. Any reduction in the risk based capital ratios of our insurance subsidiaries could require us to take remedial actions to increase our insurance subsidiaries capital and could also adversely affect their financial strength ratings as determined by statistical rating agencies.

The National Association of Insurance Commissioners has been examining the use of artificial intelligence in the insurance industry, such as the sources of some of the data Hippo uses in marketing and underwriting its products. In August 2020, the NAIC adopted a statement of “high-level guiding principles”, calling on industry participants to be “fair and ethical, accountable, compliant, transparent, and secure, safe, and robust” in connection with the use of artificial intelligence. These principles do not have the force and effect of law, but could lead to the NAIC or individual states to take action in the future that might restrict our use of artificial intelligence in our business.

Spinnaker is, and any insurance companies that we would form in the future would be, part of an insurance holding company system and as such is subject to regulation in the jurisdictions in which these insurance subsidiaries are domiciled. These holding company laws generally provide that the acquisition or change of “control” of a domestic or commercially domiciled insurer or of any person that controls such an insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of “control” arises from the ownership, control, possession with the power to vote, or possession of proxies with respect to ten percent or more of the voting securities of an insurer or of a person who controls an insurer. In addition, certain state insurance laws require pre-acquisition notification and approval of a state where our insurance subsidiaries are merely licensed.

Facilities and Office Space

As of February 28, 2021, our principal executive office is located in Palo Alto, California and consists of approximately 15,000 square feet of space under a lease that expires in August 15, 2026. In addition to our headquarters, we lease space in Austin, Texas and New Jersey, which consist of approximately 19,000 square feet of space, and 3,000 square feet of space respectively, under a lease(s) that expires July 31, 2022 and expires July 31, 2024, respectively.

We lease all our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Intellectual Property

We consider the Hippo brand and those of our subsidiaries to be among our most valuable assets. Our future success depends to a large degree upon our ability to defend the Hippo brand and its associated sub-brands from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as non-disclosure terms to protect our intellectual property.

As of February 28, 2021, our patent portfolio consisted of one utility patent covering autonomous cancellation of insurance policies using a multi-tiered data structure and 11 pending patent applications, including utility, invention, utility model and design patents in the United States. Our patent expires on June 24, 2039. As of February 28, 2021, our trademark portfolio consisted of 49 trademarks. These include the registration of the Hippo name as a trademark in Algeria, Armenia, Australia, Bhutan, Cambodia, Columbia, the European Union, Georgia, Iceland, India, Indonesia, Israel, Japan, Kazakhstan, Laos, Liechtenstein, Monaco, Mongolia, Montenegro, New Zealand, Norway, Philippines, Republic of Korea, Republic of Moldova, Russian Federation, San Marino, Serbia, Singapore, Switzerland, Turkmenistan, Ukraine, United Kingdom, United States of America and Vietnam, and pending applications to register the Hippo name as a trademark in Albania, Antigua and Barbuda, Azerbaijan, Bahrain, Bosnia and Herzegovina, Brunei Darussalam, Kyrgyzstan, Mexico, North Macedonia, Oman and Uzbekistan.

The expansion of our business has required us to protect our trademarks, domain names, copyrights and patents and, to the extent that we expand our business into new geographic areas, we may be required to protect our trademarks, domain names, copyrights, patents and other intellectual property in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be adversely affected, perhaps materially. For additional information, see “Risk Factors — Risks Related to our Business — Failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial condition.” and “— Claims by others that we infringed their proprietary technology or other intellectual property rights could result in litigation which are expensive to support, and if resolved adversely, could harm our business.”

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are routinely named in litigation involving claims from policyholders. Legal proceedings relating to claims are reserved in the normal course of business. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

HIPPO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that Hippo’s management believes is relevant to an assessment and understanding of Hippo’s consolidated results of operations and financial condition. The discussion should be read together with “Selected Historical Financial and Operating Data of Hippo” and the historical audited annual consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2020 and 2019, and the respective notes thereto, included elsewhere in this proxy statement/prospectus. In addition, this discussion should be read together with historical audited financial statements of Spinnaker Insurance Company as of December 31, 2019 and for the year ended December 31, 2019, and the respective notes thereto, and the historical unaudited financial statements of Spinnaker, as of, and for the period ended, June 30, 2020 included elsewhere in this proxy statement/prospectus.

The discussion and analysis should also be read together with Hippo Holdings’ unaudited pro forma financial information for the year ended December 31, 2020. See “Unaudited Pro Forma Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Hippo’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Unless the context otherwise requires, references in this “Hippo Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “our” and “the Company” refer to the business and operations of Hippo Enterprises Inc. and its consolidated subsidiaries prior to the Business Combination and to Hippo Holdings Inc. and its consolidated subsidiaries, following the consummation of the Business Combination.

Overview

Hippo is a different kind of home protection company, built from the ground up to provide a new standard of care and protection for homeowners. Our goal is to make homes safer and better protected so customers spend less time worrying about the burdens of homeownership and more time enjoying their homes and the life within. Harnessing real-time data, smart home technology, and a growing suite of home services, we have created an integrated home protection platform.

The home insurance industry has long been defined by incumbents that we believe deliver a passive, high-friction experience to policyholders. We view these incumbents as constrained by outdated captive-agent distribution models, legacy technology, and strong incentives not to disrupt their businesses. Accordingly, the industry has not seen meaningful innovation in decades. We believe this results in a flawed customer experience that creates a transactional, adversarial relationship—one that pits insurance companies and their “policyholders” against each other in a zero-sum game. The outcome of this misalignment is an experience that is out of touch with the needs of modern homeowners.

As a digital-first, customer-centric company, we offer an improved customer value proposition and are well-positioned to succeed in this growing, $105 billion market. By making our policies fast and easy to buy, designing coverages around the needs of modern homeowners, and offering a proactive, white-glove claims experience, we have created an active partnership with our customers to better protect their homes, which saves our customers money and delivers a better economic outcome for Hippo.

Beyond a core insurance experience that is simple, intuitive, and human, we focus our resources on Hippo’s true promise: better outcomes for homeowners. Through our unique Smart Home program, customers may detect and address water, fire, and other issues before they become major losses. And we help our customers maintain their homes with on-demand maintenance advice and access to home check-ups designed to reduce the probability of future losses. In short, we have created an integrated home protection platform, which offers a growing suite of proactive features designed to prevent loss and provide greater peace of mind.

Our partnership with our customers is designed to create a virtuous cycle. By making homes safer, we help deliver better risk outcomes and increase customer loyalty, which improves our unit economics and customer lifetime value (“LTV”). This enables us to invest in expanding our product offering, customer value proposition, and marketing programs, which helps attract more customers to the Hippo family. This growth generates more data and insights to fuel further innovation in our product experience and improved underwriting precision. The result is even safer homes and more loyal customers. We believe this virtuous cycle, combined with our significant existing scale, deep partnerships, and compelling unit economics, will propel Hippo to become a trusted household name synonymous with home protection.

Our Business Model

There are four key components in our economic model. First, as a managing general agent (“MGA”), we manage the customer-facing experience of insurance, including sales and marketing, underwriting, policy issuance and administration, and claims administration. In exchange for these services, we earn recurring commission and fees associated with the policies we sell. While we have underwriting authority and responsibility for administering policies and claims, we do not take the bulk of the risk associated with these policies on our own balance sheet. Rather, we work with a diversified panel of highly-rated insurance companies who pay us commission in exchange for the opportunity to take the insurance risk on their own balance sheets.

We also earn commission income as a licensed insurance agency selling non-Hippo policies to our customers. Today, we earn agency commission income by selling policies for other carriers when a customer seeking homeowners insurance is in an area where Hippo policies are unavailable, when a particular home does not meet our underwriting criteria, or when we cross sell automobile policies to our homeowners customers. As we broaden our agency offerings, we expect to distribute additional types of insurance offered by other carriers, which we expect will contribute to growth of this business. Commission income on these policies recurs as the policies renew allowing us to earn margin relative to our customer acquisition cost.

The third way we generate revenue is through our platform offering insurance-as-a-service to other MGAs who are willing to share economics with a carrier that can provide the capital and regulatory licenses needed for their business, commonly referred to as ‘fronting fees’. The economic benefits to us of providing this service extend beyond profit margins on these premiums and include capital efficiency benefits as the diversity of insurance offered allows us to secure more cost-effective reinsurance coverage. Given our diverse portfolio of homeowners insurance, the regulatory capital we are required to set aside for premium generated by these third parties is lower than these parties would need to set aside if they were to provide their own capital.

Finally, we earn revenue in the form of earned premium when we retain risk on our own balance sheet rather than ceding it to third-party reinsurers.

In the future, we anticipate generating additional revenue through our offering of value-added services such as home monitoring and maintenance.

Our Asset-Light Capital Model and Reinsurance

We have historically pursued an asset-light capital strategy to support the growth of our business. Even though we acquired a licensed carrier in 2020, we generally retain only as much risk on our balance sheet as is necessary to secure attractive terms from the reinsurers who bear the risk of the policies we sell. Those reinsurers usually insist that companies like ours retain some risk to ensure alignment of interests. For policies written in 2021, we expect to retain approximately 10% of the risk associated with Hippo homeowners policies on our own balance sheet and expect to see this increase modestly over time.

This strategy also helps support our growth: third party reinsurance helps decrease the statutory capital required to support new business growth. As a result, we expect to be able to grow at an accelerated pace with lower capital investments upfront than we would otherwise require. We have a successful track record of securing strong reinsurance treaties, providing a solid foundation for a long-term, sustainable model.

Reinsurance

We utilize reinsurance primarily to support the growth of our new and renewal insurance business, to reduce the volatility of our earnings, and to optimize our capital management.

As an MGA, we underwrite homeowners insurance policies on behalf of our affiliated insurer, Spinnaker Insurance Company, and other third-party insurance carriers. These carriers purchase reinsurance from a variety of sources and in a variety of structures. In the basic form of this arrangement, fronting insurance carriers will typically cede a large majority of the total insurance premium they earn from customers, in return for a proportional amount of reinsurance protection. This is known as “ceding” premium and losses through a “quota share” reinsurance treaty.

The fronting carrier and the MGA are paid a percentage of the ceded premium as compensation for sales and marketing, underwriting, insurance, support, claims administration, and other related services (in totality, known as a ceding commission). As additional protection against natural catastrophes or other large loss events, the fronting carrier frequently purchases additional, non-proportional reinsurance.

Without reinsurance protection, the insurer would shoulder all the insurance risk itself and would need incremental capital to satisfy regulators and rating agencies. Reinsurance allows a carrier to write more business while reducing its balance sheet exposure and volatility of earnings.

As a result, we believe our acquisition of Spinnaker gives us increased control over reinsurance strategy and purchasing.

Proportional Reinsurance Treaties — Hippo MGA

For our primary reinsurance treaty incepting in 2021, we secured proportional, quota share reinsurance from a diverse panel of nine third-party reinsurers with AM Best ratings of “A-” or better. We retain approximately 11% of the proportional risk through Spinnaker or our captive reinsurance company, RH Solutions Insurance, which aligns our interests with those of our reinsurers. We also seek to further reduce our risk retention through purchases of non-proportional reinsurance described below in the section titled “— Non-Proportional Reinsurance.”

Non-Proportional Reinsurance — Hippo MGA

We also purchase two forms of non-proportional reinsurance: excess of loss (“XOL”) and per-risk. Through our ownership of Spinnaker, we are exposed to the risk of larger losses and natural catastrophe events that could occur on the risks we are assuming from policies underwritten by us or other MGAs. We are also exposed to this risk through our captive reinsurer, which takes on a share of the risk underwritten by our MGA business.

Our XOL program provides protection to us from catastrophes that could impact a large number of insurance policies. The probability of losses exceeding the XOL protection purchased is approximately 0.4%, or equivalent to a 1:250 year return period. This reinsurance also caps losses at a level which protects us from all but the most severe catastrophic events.

Our per-risk program protects us from large, individual claims that are less likely to be associated with catastrophes, such as house fires. We have historically and expect to continue to purchase this coverage for the benefit of our retained shares for losses on single policies in excess of $500,000.

Other Spinnaker MGA Programs — Reinsurance

As the fronting carrier for other MGAs, Spinnaker has reinsurance in place for several other MGA programs. Those programs are supported by a diversified panel of high-quality reinsurers similar to those on

Hippo’s panel. The treaties are a mix of quota share and excess of loss in which 80% to 100% of the risk is ceded. Spinnaker’s catastrophic risk retention for each program is managed to a 1:250 year loss event across all programs.

With all our reinsurance programs, we are not relieved of our primary obligations to policyholders in the event of a default or the insolvency of our reinsurers. As a result, a credit exposure exists to the extent that any reinsurer fails to meet its obligations assumed in the reinsurance agreements. To mitigate this exposure to reinsurance insolvencies, we evaluate the financial condition of our reinsurers and, in certain circumstances, hold substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements.

Significant Milestones Achieved in 2020

Geographic Diversification

Over calendar year 2020, we launched our services in 12 new states, bringing our total to 32, and significantly increasing the geographic diversity of our new business, which we expect will increase the overall geographic diversity of our premium over time. In the fourth quarter of 2019, 55% of Hippo new policy premium came from sales to customers in Texas. By the fourth quarter of 2020, the percentage of Hippo new policy premium from Texas had declined to 13%. Other states grew as a percentage of Hippo total new and renewal policy premium from 45% in the fourth quarter of 2019 to 87% in the fourth quarter of 2020. The following figure reflects the increase in our geographic diversity during the two years ended December 31, 2020.

We expect to benefit from our ability to provide insurance across an increasing number of states in the United States. State expansion should create a broader base from which to grow while increasing the geographic diversity in our base of customers and premium. We expect that this greater diversity will reduce the impact of catastrophic weather events in any one geographic region on our overall loss ratio, improving the predictability of our financial results over time as we scale. We believe that increased geographic diversity will also improve our ability to secure attractive terms from reinsurers, which would improve our overall cost structure and profitability.

Carrier Acquisition

Despite our rapid state expansion, we grew more slowly in 2020 than we might have to avoid outgrowing the capital bases of our carrier partners. In the spring of 2020, at the height of the pandemic shutdown and during a time of great uncertainty in both private and public capital markets, we acted aggressively to address this barrier to our future growth.

In August 2020, we acquired one of our third-party carrier partners, Spinnaker Insurance Company, giving us full control over a carrier platform and reducing third-party dependency. Partnering with third-party carriers remains an important part of our strategy, but removing this dependency reduces the risk of future disruption to our business.

Reinsurance Stability

In the fall of 2020, we secured a three-year reinsurance commitment starting from January 1, 2021, for 20% of our capacity from an established provider. This marked the beginning of our strategy to transition from quota share reinsurance treaties that renew annually to multi-year reinsurance agreements.

Capital Raising

To fund the acquisition of Spinnaker, we raised $150 million of new equity capital in our Series E Preferred Stock financing in July 2020. To further strengthen our balance sheet and enable us to retain risk if needed, we raised a further $365 million of capital in the form of convertible notes in November 2020.

Partner Channel Launches

We validated our partner channel strategy by launching and growing business across a variety of channels associated with real estate transactions and homeownership life cycle. Deals with home builders, mortgage originators, mortgage servicers, and smart home providers, among others, provide us with access to millions of potential future customers and a path to acquire customers with potentially lower risk profiles than an average home insurance customer.

Business Combination and Public Company Costs

On March 3, 2021, we entered into the Merger Agreement with Merger Sub and RTPZ. The Merger Agreement provides for, among other things, following the Domestication (including the change of RTPZ’s name to “Hippo Holdings Inc.”), (i) the merger of Merger Sub with and into Hippo, with Hippo surviving the merger as a wholly owned subsidiary of RTPZ, immediately followed by (ii) the merger of the surviving corporation of the First Merger with and into RTPZ, with RTPZ surviving the merger, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. Hippo will be deemed the accounting predecessor and Hippo Holdings will be the successor SEC registrant, which means that Hippo’s financial statements for previous periods will be disclosed in Hippo Holdings’ future periodic reports filed with the SEC.

The Business Combination will be accounted for as a reverse recapitalization. Under this method of accounting, Hippo Holdings will be treated as the acquired company for financial statement reporting purposes. The most significant change in Hippo Holdings’ future reported financial position and results are expected to be an estimated increase in cash (as compared to Hippo’s consolidated balance sheet at December 31, 2020) of between approximately $400.8 million, assuming maximum stockholder redemptions permitted under the Merger Agreement, and $630.8 million, assuming no stockholder redemptions. See “Unaudited Pro Forma Condensed Combined Financial Information.”

As a consequence of the Business Combination, Hippo will become the successor to an SEC-registered and NYSE-listed company which will require us to continue to hire additional personnel and implement procedures and processes to satisfy public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

COVID-19 Impact

The COVID-19 pandemic and the measures imposed to contain it severely impacted businesses worldwide, including many in the insurance sector. Insurers of travel, events or business interruption have been directly and adversely affected by claims from COVID-19 or the lock-down it engendered. Other insurance businesses, including property and casualty lines, have also been indirectly impacted in varying ways, ranging from increased claim rates to dependency on in-person inspections during a time when such in-person interactions have been discouraged. In addition, insurance businesses dependent on office-based brokers and teams that are poorly equipped to work from home have been negatively impacted. The broader economic volatility may hurt insurers in other ways. For instance, with interest rates at all-time lows, many insurers have and may continue to see their return on capital drop, while those selling premium or discretionary products may see an increase in churn and a decrease in demand.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers, including timing of vaccine distribution, to mitigate health risks continue to create significant uncertainty. We are closely monitoring the impact of the COVID-19 pandemic and related economic effects on all aspects of our business, including how it will impact our production, loss ratios, recoverability of premium, our operations, and the fair value of our investment portfolio.

Production, loss ratios and recoverability of premium:

COVID-19 has reduced our ability to perform interior home inspections on risks we underwrite, may impact loss ratios as time at home has increased, and has impacted collection of premium where moratoriums have been imposed restricting cancellation of policies for non-payment. During the FY 2020, we also witnessed increased cost of labor, and costs associated with materials like timber. These higher costs have a direct impact to the cost of handling claims and result in more than normal loss expenses.

Due to the speed with which the COVID-19 situation has developed over the past year, the global breadth of its spread and the range of governmental and community reactions thereto, uncertainty around its duration and ultimate impact persists, and the related financial impact on our business could change and cannot be accurately predicted at this time.

Operations:

The COVID-19 pandemic has also had and continues to have a significant impact on our business operations, including with respect to employee availability and productivity, temporary increases in regulatory restrictions on operating activities (e.g. moratoria, rate actions or claim practices) that may impact our profitability, the availability and performance of third party vendors, including technology development, home inspections and repairs, and marketing programs. We may also be impacted by cybersecurity risks related to our new dependency on a remote workforce.

Our investment portfolio:

We seek to hold a high-quality, diversified portfolio of investments. During economic downturns, certain investments may default or become impaired due to deterioration in the financial condition or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Given the conservative nature of our investment portfolio, we do not expect a material adverse impact on the value of our investment portfolio or a long-term negative impact on our financial condition, results of operations or cash flows as it relates to COVID-19. Despite the COVID-19 pandemic, our business has continued to grow.

•	We write and place home insurance and other insurance products from our agencies that have so far been largely unaffected by COVID-19.

•	Our systems are entirely cloud based and accessible to our teams from any browser anywhere in the world. Customers’ phone calls are routed to our team’s laptops and answered and logged from wherever they happen to be. Internal communication has been via email, Slack and Zoom since our founding. Our teams are able to access systems, support customers and collaborate with each other from anywhere, much as they did before the pandemic.

•

Our customers’ experience has also been largely unaffected by the turmoil; we have achieved a 90-day average overall NPS rating of 75, according to a third party survey; compared to an insurance industry average NPS rating of 35 in 2020, according to data from Statista, Inc.

•	We have initiated virtual inspections for our underwriting requirements and claims processing to keep our employees, agents, policy holders and potential policy holders safe.

For more information on our operations and risks related to health epidemics, including the COVID-19 pandemic, please see the section of this proxy statement/consent solicitation statement/prospectus entitled “Risk Factors.”

Key Factors and Trends Affecting our Operating Performance

Our financial condition and results of operations have been, and will likely continue to be, affected by a number of factors, including the following:

Our Ability to Attract New Customers

Our long-term growth will depend, in large part, on our continued ability to attract new customers to our platform. We intend to continue to drive new customer growth by highlighting our consumer-focused approach to homeowners insurance across multiple distribution channels. In particular:

•

Our growth strategy is centered around accelerating our existing position in markets that we already serve by increasing our direct-to-consumer advertising, increasing the number of agents selling Hippo policies, and growing our network of partners within existing partner channels.

•

In addition to efforts in states where we are currently selling insurance, we also expect to drive growth by expanding into new markets across the United States and by continuing to develop new strategic partnerships with key players involved in the real estate transaction ecosystem.

•

Finally, we plan to deepen our relationships with our customers by offering value-added services, both directly and through partners, that are not specifically insurance products like home maintenance, home monitoring, and home appliance warranties.

Our ability to attract new customers depends on the pricing of our products, the offerings of our competitors, our ability to expand into new markets, and the effectiveness of our marketing efforts. Our ability to attract customers also depends on maintaining and strengthening our brand by providing superior customer experiences through our proactive, tech-enabled strategy.

We face competition from traditional insurers who have more diverse product offerings and longer established operating histories as well as from new, technology-driven entrants who may pursue more horizontal growth strategies. These competitors may mimic certain aspects of our digital platform and offerings and as they have more types of insurance products, can offer customers the ability to “bundle” multiple coverage types together, which may be attractive to many customers.

Our Ability to Retain Customers

Our ability to derive significant lifetime value from our customer relationships depends, in part, on our ability to retain our customers over time. Strong retention allows us to build a recurring revenue base, generating additional premium term over term without material incremental marketing costs. Our customers typically become more valuable to us over time because retention rates have historically increased with the age of customer cohorts and because non-catastrophic loss frequency declines as cohorts mature.

As we expect to broadly retain our customers, we expect our book of business to evolve to be weighted more towards renewals versus new business over time, as is the case with our more mature competitors. We expect that this would enable us to benefit from the higher premium retention rates and inherently lower frequency of losses that characterize renewed premiums.

Our ability to retain customers will depend on a number of factors, including our customers’ satisfaction with our products, offerings of our competitors, and our ability to continue delivering exceptional customer service and support.

Our Ability to Expand Nationally Across the United States

We believe that national expansion will be a key driver of the long-term success of our business. As of December 31, 2020, we were authorized to sell Hippo Homeowners policies in 32 states. We expect to apply our highly scalable model nationally, with a tailored approach to each state that is driven by the regulatory environment and local market dynamics. We hope to expand rapidly and efficiently across different geographies while maintaining a high level of control over the specific strategy within each state.

We expect to benefit from our ability to provide insurance across an increasing number of states in the United States. State expansion should create a broader base from which to grow while increasing the geographic diversity in our base of customers and premium. We expect that this greater diversity will reduce the impact of catastrophic weather events in any one geographic region on our overall loss ratio, improving the predictability of our financial results over time as we scale. We believe that increased geographic diversity will also improve our ability to secure attractive terms from reinsurers, which would improve our overall cost structure and profitability.

Over the past year, we have significantly increased the geographic diversity of our new business, which we expect will increase the overall geographic diversity of our premium over time. In the fourth quarter of 2019, 55% of Hippo new policy premium came from sales to customers in Texas. By the fourth quarter of 2020, the percentage of Hippo new policy premium from Texas had declined to 13%. Other states grew as a percentage of Hippo total new and renewal policy premium from 45% in the fourth quarter of 2019 to 87% in the fourth quarter of 2020.

Our Ability to Expand Fee Income and Premium Through Cross-Sales to Existing Customers

Our strategy to increase the value we are providing to our customers is to offer incremental services to assist our customers in better maintaining and protecting their homes. As we roll out these services, we expect to be able to generate incremental, non-risk-based service and fee income from our existing customers. We expect these home protection services not only to generate incremental revenue, but to reduce losses for our customers, and by implication our loss ratios. Our success in expanding revenue and reducing losses by offering these services depends on our ability to market these services, our operational ability to deliver value to our customers, and the ability of these services to reduce the probability of loss for an average homeowner.

We are also in the early stages of cross-selling non-homeowner insurance products across our customer base. Cross-sales allow us to generate additional premium per customer, and ultimately higher revenue and fee income, without material incremental marketing spend. Our success in expanding revenue through cross-sales depends on our marketing efforts with new products, offerings of our competitors, additional expansion into new states, and the pricing of our bundled products.

Our Ability to Manage Risk

We leverage data, technology, and geographic diversity to help manage risk. For instance, we leverage dynamic data sources obtained through various sources and we use advanced statistical methods to model that data into our pricing algorithm. We expect to improve our ability to manage risk and price risk accurately over time as we incorporate new external data sources and utilize the experience gained over time with our own customer base. We expect this to lead to better underwriting, lower loss frequency, and adjusting for weather-related events, lower loss ratios over time. While our current reinsurance framework enhances the stability of our net loss ratio, over time, we need to reduce our overall gross loss ratio. Our success in this area depends on our ability to incorporate new data sources as they become available and to use them to improve our ability to accurately and competitively price risk.

Seasonality of customer acquisition

Seasonal patterns can impact both our rate of customer acquisition and the incurrence of claims losses. Based on historical experience, existing and potential customers move more frequently during the summer months of the year, compared to the rest of the calendar year. As a result, we may see greater demand for new or expanded insurance coverage, and increased engagement resulting in proportionately more growth during the third quarter. We expect that as we grow, expand geographically and launch new products, the impact of seasonal variability on our rate of growth may decrease.

Additionally, seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires, and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter, and tornados and hailstorms in the spring and summer. The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns and as we diversify our base of premium such that our exposure more closely resembles the industry exposure, we should see the impact of these events on our business more closely resemble the impact on the broader industry.

Recent Acquisition: Spinnaker Insurance Company

In August 2020, we completed the acquisition of Spinnaker Insurance Company, giving us direct control over this aspect of our business. We believe the Spinnaker acquisition will enable us to maintain a capital-light model while retaining risk in a way that aligns our interests with the reinsurance market. We also believe it will benefit our economics in that we expect that we will no longer have to forgo a fee for utilizing an external regulated entity required to bring our products to market. Our financial results in 2021 will reflect the full year of Spinnaker’s operations compared to a partial year in 2020. For more information, see the section titled “—Results of Operations” below.

Prior to the Spinnaker acquisition, Hippo received MGA commission income for the policies placed by Hippo on Spinnaker paper, and we recognized this commission income at the policy effective dates, net of risk retained by Hippo. The expense incurred for third-party sales commissions (i.e., acquisition costs) was presented on a gross basis in the statement of operations for the period January 1, 2020 to August 31, 2020 and the year ended December 31, 2019 and are included in sales and marketing line item and was not offset against the commission revenue.

After the acquisition, we have consolidated the results of Spinnaker which impact our results of operations as follows:

•	Premium for the risk retained by us is recognized on a pro-rata basis over the policy period.

•

Ceding commission on premium ceded to third party reinsurers is deferred as a liability and recognized on a pro-rata basis over the term of the policy, net of acquisition costs. To the extent ceding commission received exceeds direct acquisition costs, the excess is presented as revenue in the commission income, net line on our statements of operations and comprehensive loss. The consolidated company (Hippo and Spinnaker) began to earn ceding commission on premium ceded to third party reinsurers and the ceding commission is recognized net of acquisition costs, on a pro-rata basis over the term of the policy.

Acquisition costs incurred to acquire the Spinnaker policies are deferred and amortized over the term of the policies. Those costs include sales commissions, premium taxes, and board and bureau fees. The amortization of deferred acquisition costs is included in insurance related expenses on the consolidated statements of operations and comprehensive loss.

LAE incurred, net of reinsurance ceded, will be reflected in the statement of operations for the risk we retain on the Spinnaker policies.

Investment income, net representing interest earned from fixed maturity securities, short-term securities and other investments, and the gains or losses from the sale of investments is presented as part of revenue.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

Key Operating and Financial Metrics and Non-GAAP Measures

We regularly review the following key operating and financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

The non-GAAP financial measures below have not been calculated in accordance with GAAP and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, Adjusted Gross Profit and Adjusted Gross Profit Margin, Ratio of Adjusted Gross Profit to Gross Earned Premium, and Adjusted EBITDA should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that they fail to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

Our management uses these non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (i) monitor and evaluate the performance of our business operations and financial performance; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) review and assess the operating performance of our management team; (iv) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (v) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

The results of Spinnaker Insurance Company since the date of acquisition (August 31, 2020) have been consolidated with ours and are reflected in the following table.

	Year Ended December 31
	2020 (1)	2019
	($ in millions)
Total Written Premium	$333.6	$196.3
Total Earned Premium	298.5	133.8
Total Revenue	51.6	34.7
Gross Profit	7.0	27.6
Adjusted Gross Profit	15.5 [2]	27.3
Net Loss attributable to Hippo Enterprises Inc.	(141.5)	(83.1)
Adjusted EBITDA	(99.3)	(62.4)
Ratio of Adjusted Gross Profit to Total Earned Premium	5%	20%
Ratio of Adjusted EBITDA to Total Earned Premium	(33%)	(47%)
Hippo Programs Loss Ratio	121%	124%

(1)	Excludes Spinnaker results from the period of January 1, 2020 to August 31, 2020, including $71.8 million of non-Hippo program written premium.
(2)	Does not include $4.9 million of Spinnaker deferred ceding commission income. That amount was adjusted to null as part of opening balance sheet adjustments as required under GAAP.

Total Written Premium

We define Total Written Premium (“TWP”), a non-GAAP financial measure, as the aggregate written premium placed across all our business platforms for the period presented. We calculate TWP as the sum of:

i)	Gross written premium (“GWP”) — a GAAP measure defined below; and

ii)

Gross placed premium — premium of policies placed with third-party insurance companies, for which we do not retain insurance risk and for which we earn a commission payment, and policy fees charged by us to the policyholders on the effective date of the policy.

Our Total Written Premium grew to $333.6 million in 2020 from $196.3 million in 2019. This was primarily driven by scaling up existing states, expansion into 12 new states, and launching new strategic partnerships (in millions).

	Year Ended December 31
	2020	2019	Change
Gross Written Premium	$116.1	$0.0	$116.1
Gross Placed Premium	217.5	196.3	21.1
Total Written Premium[1]	$333.6	$196.3	$137.3

Total Earned Premium

Total Earned Premium (“TEP”), a Non-GAAP financial measure, represents the TWP as if it were earned pro rata over the terms of the policies, which is typically one year. We measure TEP as it reflects the volume of our business irrespective of choices related to how we structure our reinsurance treaties, the amount of risk we retain on our own balance sheet, or the amount of business written in our capacity as an MGA, agency, or as an insurance carrier/reinsurer. We exclude the impact of ceded premium because ceded premium can change rapidly and significantly based on the type and mix of reinsurance structures we use and, therefore, add volatility that is not indicative of the underlying profitability of the business we write. TEP should not be considered a substitute for our revenues as recognized and measured under GAAP. We calculate TEP as the sum of:

i)	Net earned premium — a GAAP measure defined below; and

ii)	Placed earned premium — which represents Gross Placed Premium earned over the term of the policies.

Our TEP grew to $298.5 million in 2020 from $133.8 million in 2019, in correlation with the growth of the Total Written Premium (in millions).

Reconciliation of Net Earned Premium to TEP

	Year Ended December 31
	2020	2019	Change
Net Earned Premium	17.1	0.0	17.1
Ceded Earned Premium	80.9	0.0	80.9
Gross Earned Premium	98.0	0.0	98.0
Placed Earned Premium	200.5	133.8	66.7
Total Earned Premium	298.5	133.8	164.7

The table below provides Total Written Premium to TEP

	Year Ended December 31
	2020	2019	Change
Total Written Premium[1]	333.6	196.3	137.3
Change in Unearned Premium	35.1	62.6	-27.5
Total Earned Premium	298.5	133.8	164.7

Gross Earned Premium

Gross Earned Premium (“GEP”) represents the earned portion of our gross written premium. Our insurance policies generally have a term of one year and premium is earned pro rata over the term of the policy.

Gross Profit

Gross profit is calculated as total revenue less loss and loss adjustment expense, and insurance related expense.

Our Gross Profit declined to $7.0 million in 2020 from $27.6 million in 2019, primarily driven by $25.3 million of losses and loss adjustment expense in 2020 compared to null in 2019 as we did not retain any risk in 2019. Incremental Gross Profit from premium growth was more than offset by lower ceding commission and the losses related to retained risk, both of which were driven by abnormally high weather-related loss experience in 2020. Gross Profit in 2020 declined by approximately $5.4 million due to change in the mapping of third-party sales commission expenses in our income statement: prior to the Spinnaker acquisition all expenses incurred for third-party sales commissions (i.e., acquisition costs) were part of our Sales and Marketing expenses, which do not impact the Gross Profit. Following the Spinnaker acquisition, for policies placed on the Spinnaker paper, the same type of expenses are now part of Insurance Related Expenses, which reduces the Gross Profit.

Adjusted Gross Profit

We define Adjusted Gross Profit, a non-GAAP financial measure, as:

•	Gross profit, excluding net investment income; plus

•	Channel Distribution Costs; plus

•	Overhead associated with Hippo’s underwriting operations including employee-related expense and professional fees; plus

•	Depreciation, Amortization, stock-based compensation and Other non-cash expenses.

After these adjustments, we believe the resulting calculation is inclusive of the variable costs of revenue incurred to successfully service a policy, irrespective of choices we make about how we go to market, whether we write Hippo policies on our own carrier or on third-party carriers and how we structure our reinsurance treaties.

Our Adjusted Gross Profit declined from $27.3 million in 2019, to $15.5 million in 2020 primarily driven by $25.3 million of Losses and loss adjustment expense in 2020 compared to null in 2019 as we did not retain any risk on our Balance Sheet in 2019. Incremental Adjusted Gross Profit from premium growth was more than offset by lower ceding commission and the losses related to retained risk, both of which were driven by abnormally high weather-related loss experience in 2020.

Net Loss attributable to Hippo Enterprises Inc.

Net Loss attributable to Hippo is calculated in accordance with GAAP as total revenue less total expenses and taxes and net of net income attributable to non-controlling interest, net of tax.

Our Net Loss attributable to Hippo increased by $58.4 million to $141.5 million in 2020 from $83.1 million in 2019. In addition to the $20.5 million lower Gross Profit in 2020 compared to 2019 as described above, we had an increase of $20.4 million expense related to fair value losses recorded on preferred stock warrants due to the increase in the fair market value of the preferred stock and fair value losses recorded on derivative liability on convertible promissory notes due primarily to a decrease in the present value discount due to the passage of time. We also increased our spend in Technology and Development by $10.3 million to support our strategy and product roadmap.

Adjusted EBITDA

We define adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”), a Non-GAAP financial measure, as net loss attributable to Hippo excluding interest expense, income tax expense, depreciation, amortization, stock-based compensation, net investment income, and other non-cash fair market value adjustments for outstanding preferred stock warrants and derivative liabilities on the convertible promissory notes such as fair value and contingent consideration for one of our acquisition.

Our Adjusted EBITDA declined by $36.9 million to ($99.3) million in 2020 from ($62.4) million in 2019. The key driver of the difference between the year over year movements in net loss attributable to Hippo and Adjusted EBITDA is $20.4 million expense related to fair market value adjustments described above which is excluded from Adjusted EBITDA.

The following table provides a reconciliation from net loss attributable to Hippo to Adjusted EBITDA for the periods presented (in millions):

	Year Ended December 31,
	2020	2019
Net loss attributable to Hippo Enterprises Inc.	$(141.5)	$(83.1)
Adjustments:
Net investment income	(1.1)	(2.2)
Capitalized internal use software costs	(9.4)	(5.9)
Depreciation and amortization	6.7	2.9
Interest expense	3.5	—
Stock-based compensation	17.7	21.9
Fair value adjustments	22.4	2.0
Contingent consideration charge	3.4	1.9
Other one-off transactions	0.8	—
Income taxes (benefit) expense	(1.8)	0.1

Adjusted EBITDA	$(99.3)	$(62.4)

Gross Profit Margin

We define Gross Profit Margin, expressed as a percentage, as the ratio of Gross Profit to total revenue. Our Gross Profit Margin was 14% in 2020, compared to 80% in 2019. This was an expected result of the change in our business model from an MGA that retains no risk on its balance sheet, to a full stack carrier that retains risk through its risk bearing entities, our carrier (Spinnaker) and our captive reinsurance (RH Solutions). In addition, the incremental Gross Profit from premium growth in 2020 was more than offset by lower ceding commission and the losses related to the retained risk, both of which were driven by abnormally high weather-related loss experience in 2020. This was further amplified by the recognition of certain categories of customer acquisition cost as part of Insurance Related expense in 2020 as opposed to Sales and Marketing expense in 2019.

Adjusted Gross Profit Margin

We define Adjusted Gross Profit Margin, a non-GAAP financial measure, expressed as a percentage, as the Ratio of Adjusted Gross Profit to total revenue. As noted above, we believe the resulting calculation is inclusive of the variable costs of revenue incurred to successfully service a policy, irrespective of choices we make about how we go to market, whether we write Hippo policies on our own carrier or on third-party carriers, how we structure our reinsurance and changes in accounting treatment.

Our Adjusted Gross Profit Margin was 30% in 2020, compared to 79% in 2019. As discussed above, this was the expected result of the change in our business model.

The following table provides a reconciliation of total revenue to Adjusted Gross Profit and the related Adjusted Gross Profit Margin for the periods presented ($ in millions):

	Year Ended December 31,
	2020	2019
Total revenue	$51.6	$34.7
Adjustments
Loss and loss adjustment expense, net	(25.3)	—
Insurance related expenses	(19.3)	(7.1)

Gross Profit	$7.0	$27.6
Gross Profit Margin (% of total revenue)	14%	80%
Adjustments
Net investment income	$(1.1)	$(2.2)
Channel distribution costs	4.6	—
Employee-related costs	0.9	0.2
Depreciation, amortization and other non-cash expenses	4.1	1.7

Adjusted Gross Profit	$15.5 [1]	$27.3

Adjusted Gross Profit Margin (% of total revenue)	30%	79%

(1)	Does not include $4.9 million of Spinnaker deferred ceding commission income. That amount was adjusted to null as part of opening balance sheet adjustments as required under GAAP

Ratio of Adjusted Gross Profit to Total Earned Premium

We define the ratio of Adjusted Gross Profit to TEP, a Non-GAAP financial measure, expressed as a percentage, as the ratio of Adjusted Gross Profit to TEP.

This ratio measures our ability to monetize our policyholder base and is a key performance indicator of our underlying profitability.

We use Adjusted Gross Profit as the numerator because it controls for choices we make regarding channels through which we sell our policies, which carrier we write our business on, and how we structure our reinsurance treaties.

We use TEP as the denominator in calculating this ratio.

The following table sets forth our calculation of the ratio of Adjusted Gross Profit to TEP for the periods presented ($ in millions):

	Year Ended December 31
	2020	2019
Numerator: Adjusted Gross Profit	$15.5	$27.3
Denominator: Total Earned Premium	298.5	133.8
Ratio of Adjusted Gross Profit to Total Earned Premium	5%	20%

Our Ratio of Adjusted Gross Profit as a percentage of TEP was 5% for the year ended December 31, 2020, compared to 20% for the year ended December 31, 2019. This was an expected result of the change in our business model from an MGA that retains no risk on its balance sheet, to a full stack carrier that retains risk through its risk bearing entities, our carrier (Spinnaker) and our captive reinsurance (RH Solutions). In addition, the incremental Adjusted Gross Profit from premium growth in 2020 was more than offset by lower ceding commission and the losses related to the retained risk, both of which were driven by abnormally high weather-related loss experience in 2020.

Ratio of Adjusted EBITDA to Total Earned Premium

We define the Ratio of Adjusted EBITDA to TEP, a Non-GAAP financial measure, expressed as a percentage, as the Ratio of Adjusted EBITDA to TEP. Our Ratio of Adjusted EBITDA to TEP provides management with useful insight into our operating performance as it measures our path to long term profitability.

The following table sets forth our calculation of the Ratio of Adjusted Gross Profit to TEP for the periods presented ($ in millions):

	Year Ended December 31
	2020	2019
Numerator: Adjusted EBITDA	$(99.3)	$(62.4)
Denominator: Total Earned Premium	298.5	133.8
Ratio of Adjusted EBITDA to Total Earned Premium	(33%)	(47%)

Our ratio of Adjusted EBITDA to TEP improved from (47%) for the year ended December 31, 2019 to (33%) in 2020. This was mainly driven by the improvement in our operational efficiency. We have improved our sales and marketing efficiency as we are constantly looking for ways to optimize our spend across all distribution channels. Moreover, as we scale our business, our overhead expenses which are more fixed in nature are absorbed by the incremental volume. Lastly, we continued to scale up our Technology and Development team in order to execute on our strategy and long term product roadmap.

Hippo Programs

We define Hippo Programs as all the policies underwritten by Hippo in its capacity as an MGA. This includes Hippo policies written on our own carrier as well as policies written on third party carriers.

Hippo Programs Loss Ratio

We define Hippo Programs Loss Ratio, a non-GAAP financial measure, expressed as a percentage, as the ratio of the Gross Losses and Allocated Loss Adjustment Expenses (“ALAE”) of Hippo Programs, to the TEP of Hippo Programs. We believe that measuring this ratio will provide useful supplemental information to investors about our holistic underwriting performance and is key to understand Hippo’s forward-looking statements and projected financial and operating performance. Our performance along this metric will define our ability to get access to reinsurance capacity as well as the economics of those reinsurance terms, and it drives the profitability of the risk we retain.

The table below provides reconciliation of TEP to Hippo Programs Total Earned Premium ($ in millions):

	Year Ended December 31
	2020	2019	Change
Total Earned Premium (see reconciliation above)	$298.5	$133.8	$164.7
Non-Hippo Programs Total Earned Premium	104.9	52.4	52.6
Hippo Programs Total Earned Premium	$193.6	$81.4	$112.2

The following table provides a breakdown of the Hippo Programs Loss Ratio for the periods presented ($ in millions):

	Year Ended December 31,
	2020	2019
Hippo Programs Total Earned Premium	$193.6	$81.4

Hippo Programs Losses and ALAE (Gross)	$233.3	$101.3

Hippo Programs Loss Ratio	121%	124%

Our Gross Loss Ratio on Hippo Programs, was 121% in 2020, compared to 124% in 2019. While we have taken significant measures to improve our Loss Ratio from 2019, our overall improvement was offset by two major industry-wide factors.

First, 2020 was a year with extreme weather conditions. Wildfires in California, tornadoes and hail in Tennessee and Texas, and the unusually high winds of the derecho in the upper Midwest all contributed to higher catastrophic losses than normal. If we reduce the catastrophic weather losses to levels experienced in a normalized year based on historical trends, the gross loss ratio on Hippo programs would have been 24 points lower in 2020.

Further, due to the COVID-19 pandemic, we have seen a higher frequency of usage-related claims as people are spending more time than normal in their homes which were not built to sustain this level of activity. In addition, we have seen a higher cost to repair losses as material costs increased due to COVID-related disruptions of supply chains and as labor costs rose due to a shortage in supply of professionals. Normalizing for these effects reduces our 2020 loss ratio by a further five points.

Key GAAP Financial Terms

Gross Written Premium

Gross written premium is the amount received or to be received for insurance policies written or assumed by us and our affiliates as a carrier, without reduction for policy acquisition costs, reinsurance costs or other deductions. In addition, gross written premium includes amounts received from our participation in our own reinsurance treaty. The volume of our gross written premium in any given period is generally influenced by:

•	New business submissions;

•	Binding of new business submissions into policies;

•	Bound policies going effective;

•	Renewals of existing policies; and

•	Average size and premium rate of bound policies.

Ceded Written Premium

Ceded written premium is the amount of gross written premium written or assumed by us and our affiliates as a carrier, that we cede to reinsurers. We enter into reinsurance contracts to limit our exposure to losses as well as to provide additional capacity for growth. Ceded written premium is treated as a reduction from gross written premium written during a specific period of time over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded written premium is impacted by the level of our gross written premium and decisions we make to increase or decrease retention levels.

Components of Results of Operations

Revenue

Net Earned Premium

Net earned premium represents the earned portion of our gross written premium for insurance policies written or assumed by us and less ceded written premium (any portion of our gross written premium that is ceded to third-party reinsurers under our reinsurance agreements). We earn written premiums on a pro-rata basis over the term of the policies.

Commission Income, net includes:

a.

MGA Commission: We operate as an MGA for multiple insurers. We design and underwrite insurance products on behalf of the insurers culminating in the sale of insurance policies. We earn recurring commission and policy fees associated with the policies we sell. While we have underwriting authority and responsibility for administering claims, we do not take the risk associated with policies on our own balance sheet. Rather, we work with carrier platforms and a diversified panel of highly rated reinsurance companies who pay us commission in exchange for the opportunity to take that risk on their balance sheets. Our performance obligation associated with these contracts is the placement of the policy, which is met on the effective date. Upon issuance of a new policy, we charge policy fees and inspection fees (see Service and Fee Income below), retain our share of ceding commission, and remit the balance premium to the respective insurers. Subsequent ceding commission adjustments arising from policy changes such as endorsements are recognized when the adjustments can be reasonably estimated.

b.

Agency Commission: We also operate licensed insurance agencies that are engaged solely in the sale of policies, including non-Hippo policies. For these policies, we earn a recurring agency commission from the carriers whose policies we sell, which is recorded in the commission income, net line on our statements of operations and comprehensive loss. Similar to the MGA businesses, the performance obligation from the agency contracts is placement of the insurance policies.

For both MGA and insurance agency activities, we recognize commission received from insurers for the sale of insurance contracts as revenue at a point in time on the policy effective dates. Cash received in advance of policy effective dates is recorded on the consolidated balance sheets, representing our portion of commission and premium due to insurers and reinsurers, and hold this cash in trust for the benefit of the insurers and reinsurers as fiduciary liabilities. The MGA commission is subject to adjustments, higher or lower (commonly referred to as “commission slide”), depending on the underwriting performance of the policies placed by us. We are required to return portion of our MGA commission due to commission slide received on the policies placed by MGA if the underwriting performance varies due to higher Hippo programs loss ratio from contractual performance of the Hippo programs loss ratio or if the policies are cancelled before the term of the policy; accordingly, we reserve for commission slide using estimated Hippo programs loss ratio performance, and a cancellation reserve is estimated as a reduction of revenue for each period presented in our statement of operations and comprehensive loss.

c.

Ceding Commission: We receive commission based on the premium we cede to third-party reinsurers for the reimbursement for our acquisition and underwriting services. Excess of ceding commission over the cost of acquisition and underwriting expenses is included in the commission income, net line on our statements of operations and comprehensive loss. For the policies that we write on our own carrier as MGA, we recognize this commission as ceding commission on the statement of operations and comprehensive loss. We earn commission on reinsurance premium ceded in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies reinsured. We record the portion of ceding commission income which represents reimbursement of successful direct acquisition costs related to the underlying policies as an offset to the applicable direct acquisition costs.

d.

Carrier Fronting Fees: Through our insurance-as-a-service business we earn recurring fees from the MGA programs we support. We earn fronting fees in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies. This revenue is included in the Commission income, net line on our statements of operations and comprehensive loss.

e.

Claim Processing Fees: As an MGA we receive a fee, that is calculated as a percent of the premium, from the insurers in exchange for providing claims adjudication services. The claims adjudication services are provided over the term of the policy, and recognized ratably over the same period. This revenue is included in the Commission income, net line on our statements of operations and comprehensive loss.

Service and Fee Income:

Service and fee income mainly represents policy fees and other revenue. We directly bill policyholders for policy fees and collect and retain fees per the terms of the contracts between us and our insurers. Similar to the commission revenue, we estimate a cancellation reserve for policy fees using historical information. The performance obligation associated with these fees is satisfied at a point in time upon completion of the underwriting process, which is the policy effective date. Accordingly, we recognize all fees as revenue on the policy effective date.

Net Investment Income

Net investment income represents interest earned from fixed maturity securities, short-term securities and other investments, and the gains or losses from the sale of investments. Our cash and invested assets primarily consist of fixed-maturity securities, and may also include cash and cash equivalents, equity securities, and short-term investments. The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as changes in interest rates), the size of our investment portfolio is mainly a function of our invested equity capital along with premium we receive from our customers less payments on customer claims.

Net investment income also includes an insignificant amount of net realized gains (losses) on investments, which are a function of the difference between the amount received by us on the sale of a security and the security’s amortized cost, as well as any allowances for credit losses recognized in earnings, if any.

Expenses

Loss and Loss Adjustment Expenses

Loss and loss adjustment expense represents the costs incurred for losses net of amounts ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. These expenses are a function of the size and term of the insurance policies and the loss experience associated with the underlying risks. LAE are based on actuarial assumptions and management judgements, including losses incurred during the period and changes in estimates from prior periods. Loss and LAE also includes employee compensation, including stock-based compensation and benefits, of our claims processing teams as well as allocated occupancy costs and related overhead based on headcount.

Insurance Related Expenses

Insurance related expenses primarily consist of amortization of direct acquisition commission costs and premium taxes incurred on the successful acquisition of business written on a direct basis, and credit card processing fees not charged to our customers. Insurance related expenses also include employee compensation, including stock-based compensation and benefits, of our underwriting teams as well as allocated occupancy costs and related overhead based on headcount. Insurance related expenses are offset by the portion of ceding commission income which represents reimbursement of successful acquisition costs related to the underlying policies. Additionally, insurance related expenses include the costs of providing bound policies and delivering claims services to our customers. These costs include underwriting technology service costs including software, data services used for performing underwriting, and third-party call center costs in addition to personnel-related costs.

Technology and Development

Technology and development expenses primarily consist of employee compensation, including stock-based compensation and benefits for our technology staff, which includes information technology development, infrastructure support, actuarial, and third-party services. Technology and development also include allocated facility costs and related overhead based on headcount.

We expense development costs as incurred, except for costs related to internal-use software development projects which are capitalized and subsequently depreciated over the expected useful life of the developed software. We expect our technology and development costs to increase for the foreseeable future as we continue to invest in research and develop activities to achieve our technology development roadmap.

Sales and Marketing

Sales and marketing expenses primarily consist of sales commission, advertising costs, and marketing expenditures as well as employee compensation, including stock-based compensation and benefits for employees engaged in sales, marketing, data analytics and customer acquisition. We expense advertising costs as incurred. Sales and marketing also include allocated facility costs and related overhead based on headcount.

We plan to continue to invest in sales and marketing to attract and acquire new customers and to increase our brand awareness. We expect that our sales and marketing expenses will increase over time as we continue to hire additional personnel to scale our business, increase commission payments to our produces and partners as a result of our premium growth, and invest in developing a nationally recognized brand. We expect that sales and marketing costs will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue in the near-term. We expect that, in the long-term, our sales and marketing costs will decrease as a percentage of revenue as we continue to drive customer acquisition efficiencies and as the proportion of renewals to our total business increases.

General and Administrative

General and administrative expenses primarily consist of employee compensation, including stock-based compensation and benefits for our finance, human resources, legal, and general management functions, as well as facilities and professional services. We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC and other regulatory bodies, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Interest and Other Expense

Interest and other expense primarily consist of interest expense incurred for the convertible promissory notes, and fair value adjustments on preferred stock warrant liabilities and embedded derivative on convertible promissory notes. The convertible promissory notes will convert into equity immediately prior to the closing of the proposed merger, eliminating the associated interest expense for the future periods after the consummation of the merger.

Income Taxes

We record income taxes using the asset and liability method. Under this method, we record deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. We measure these differences using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in income in the period that includes the enactment date.

We record a valuation allowance to reduce deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this proxy statement/consent solicitation statement/prospectus. The following table sets forth our consolidated results of operations data for the periods presented (dollars in millions):

	Year Ended December 31,
	2020	2019	Change	% Change
Revenue:
Net earned premium	$17.1	$—	$17.1	N/A
Commission income, net	27.1	28.9	(1.8)	(6)%
Service and fee income	6.3	3.6	2.7	75%
Net investment income	1.1	2.2	(1.1)	(50)%

Total revenue	51.6	34.7	16.9	49%
Expenses:
Losses and loss adjustment expenses	25.3	—	25.3	N/A
Insurance related expenses	19.3	7.1	12.2	172%
Technology and development	18.0	7.7	10.3	134%
Sales and marketing	69.4	66.3	3.1	5%
General and administrative	36.8	34.6	2.2	6%
Interest and other expense	26.0	2.0	24.0	1200%

Total expenses	194.8	117.7	77.1	66%

Loss before income taxes	(143.2)	(83.0)	(60.2)	73%
Income taxes (benefit) expense	(1.8)	0.1	(1.9)	(1900)%

Net loss	(141.4)	(83.1)	(58.3)	70%

Net loss attributable to noncontrolling interests, net of tax	0.1	—	0.1	N/A

Net loss attributable to Hippo Enterprises Inc.	$(141.5)	$(83.1)	$(58.4)	70%

Other comprehensive income:
Change in net unrealized gain on available-for-sale securities, net of tax	—	0.1	(0.1)	(100)%

Comprehensive loss	$(141.5)	$(83.0)	$(58.5)	70%

Net Earned Premium

Net earned premium increased by $17.1 million to $17.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Starting January 1, 2020, we retained a portion of risk for the insurance policies written by us as an MGA. Also, on August 31, 2020 we acquired Spinnaker Insurance Company which retains a portion of risk on earned premium less amounts ceded. In the prior year we did not retain any risk and so did not recognize any earned premium.

The following table presents gross written premium, ceded written premium, net written premium, change in unearned premium, and net earned premium for the years ended December 31, 2020 and 2019.

	Year Ended December 31
	2020	2019	Change
Gross Written Premium	116.1	—	116.1
Ceded written premium	78.4	—	78.4

Net Written Premium	37.7	—	37.7
Change in unearned premium	20.6	—	20.6

Net Earned Premium	$17.1	$—	$17.1

Commission Income, net

Commission income decreased $1.8 million, or 6%, to $27.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was due primarily to the following reasons:

1.

Lower effective commission rate in FY 2020: Assuming similar blended net commission rate of FY 2019 in FY 2020, our commission income, net would have been higher by $15.1 million. However, in FY 2020, our blended commission rate decreased by 5 percentage points compared to FY 2019, due to higher commission slide, resulting in offsetting potential increase in our commission income to only $1.2 million.

2.	Impact of acquisition of Spinnaker on revenue recognition for the policies written by Spinnaker:

Prior to the Spinnaker acquisition, Hippo received MGA commission income for the policies written by Hippo on Spinnaker paper, we recognized this commission income at the policy effective dates, net of intercompany elimination for the risk retained by Hippo. The expense incurred for outside sales commission were included in sales and marketing line item and was not offset against the commission revenue.

After the acquisition, the consolidated company (Hippo and Spinnaker) began to earn ceding commission on premium ceded to third party reinsurers and the ceding commission is recognized net of acquisition costs which represents outside sales commission expense, on a pro-rata basis over the term of the policy. This resulted in $3.0M of commission income which represents reimbursement of successful direct acquisition costs related to the underlying policies as an offset the applicable direct acquisition cost.

Service and Fee Income

Service and fee income increased $2.7 million, or 75%, to $6.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was due primarily to increased policy fees and other revenue due to an increase in the volume of policies placed by our MGA services.

Net Investment Income

Net investment income decreased $1.1 million, or 50%, to $1.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily driven by decrease in interest rates and a lower average balance of investments during the year ended December 31, 2020. We mainly invested in corporate securities, residential mortgage-backed securities and other fixed maturities securities issued by U.S government and agencies.

Losses and Loss Adjustment Expenses

Loss and LAE increased $25.3 million, to $25.3 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was mainly due to losses and loss adjustment expenses relating to us retaining a portion of risk on certain of our insurance policies written by our MGA starting from January 1,

2020 and resulting presentation in statement of operation, as compared to 2019 in which we did not retain risk of losses on insurance policies written, and also due to the acquisition of Spinnaker Insurance Company which resulted in additional Loss and LAE of $2.3 million.

The Company faces loss exposure from the February 2021 winter storm in the State of Texas. The Company is assessing the impact of the event; based on a preliminary estimate, we expect the range of expected net retained losses between $5 million to $10 million, reflecting anticipated reinsurance recoveries partially offset by reinstatement premiums. The Company is closely monitoring the loss development and our estimate is subject to change as we get more information. The Company believes this event will have a material impact on the results of operations for the quarter ending March 31, 2021.

Insurance Related Expenses

Insurance related expenses increased $12.2 million, or 172%, to $19.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was due primarily to a $2.7 million increase in amortization of deferred acquisition costs resulting from the acquisition of Spinnaker in 2020, with no comparative amounts in the prior year. Underwriting expenses also increased by $2.4 million due to growth in written premium, and depreciation and amortization attributable to capitalized internal use software increased by $1.7 million. In addition, employee-related costs, including stock-based compensation, increased by $1.7 million, driven by an increase in headcount to support our growth.

Technology and Development Expenses

Technology and development expense increased $10.3 million, or 134%, to $18.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was due primarily to an increase in employee-related costs, including stock-based compensation, net of capitalized costs for the development of internal-use software of $5.5 million, driven by an increase in headcount to support our growth, a $1.7 million increase in consulting costs, net of capitalized costs for the development of internal-use software, and a $1.1 million increase in depreciation and amortization attributable to a full year amortization of developed technology acquired in 2019.

Sales and Marketing Expenses

Sales and marketing expense increased $3.1 million, or 6%, to $69.4 million for the year ended December 31, 2020. The increase was due primarily to an increase in employee-related expenses, including stock-based compensation of $9.2 million which was driven by an increase in headcount to support our growth. There was also an increase in expenses related to the fair value of contingent consideration of $1.5 million due to changes in market interest rates and performance due to an increase of $1.1 million related to a commercial penalty and an increase of $0.7 million for the amortization for customer relationships acquired.

General and Administrative Expenses

General and administrative expense increased $2.2 million, or 6%, to $36.8 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was due primarily to an increase in legal, accounting, and other professional fees of $3.6 million to support our overall growth and to prepare to operate as a public company. There was also an increase in expenses related to consulting and contractors of $0.9 million. These amounts were partially offset by a decrease in employee-related costs of $2.4 million, resulting from a decrease in stock-based compensation of $6.6 million relating to higher stock based compensation expense in the year ending December 31, 2019 which decrease was due to the secondary sale of equity holdings by certain of our employees, partially offset by an increase in $4.2 million for salaries and benefits.

Interest and Other Expense

Interest and other expense increased $24.0 million, or 1,180%, to $26.0 million for the year ended December 31, 2020. The increase was due primarily to fair value losses recorded on preferred stock warrants due to the increase in the fair market value of our outstanding preferred stock and fair value losses recorded on the derivative liability on our outstanding convertible promissory notes.

Income Taxes

Income tax benefit increased by $1.9 million, or 1,900%, to a benefit of $1.8 million for the year ended December 31, 2020, compared to a $0.1 million income tax expense the year ended December 31, 2019.

Liquidity and Capital Resources

Sources of Liquidity

Our capital requirements will depend on many factors, including the volume of issuance of insurance policies, the timing and extent of spending to support research and development efforts, investments in information technology systems, and the expansion of sales and marketing activities. Until we can generate sufficient revenue and other income to cover operating expenses, working capital and capital expenditures, we expect the funds raised in our preferred stock and convertible notes financings, the PIPE, and the Business Combination, to fund cash needs. In the future, we may raise additional funds through the issuance of debt or equity securities or the borrowing of money. We cannot assure that such funds will be available on favorable terms, or at all.

As of December 31, 2020, we had $492.4 million of cash and restricted cash and $56.0 million of available-for-sale fixed income securities. To date, we have funded operations primarily with issuances of convertible preferred stock and convertible promissory notes and from net proceeds from revenue. Our existing sources of liquidity include cash and cash equivalents and marketable securities.

On July 8, 2020, we issued shares of our Series E Convertible Preferred Stock for aggregate proceeds of $150 million.

In November and December 2020, we raised an additional $365.0 million of cash by issuing convertible promissory notes. The convertible promissory notes will convert into shares or our common stock immediately prior to the closing of the Business Combination.

We are a member of the Federal Home Loan Bank (FHLB) of New York, which provides secured borrowing capacity. Our borrowing capacity as of December 31, 2020 is $38.0 million, and we have not drawn down any amounts under this agreement.

Since our inception, we have incurred operating losses, including net losses attributable to Hippo of $141.5 million for the year ended December 31, 2020. We had an accumulated deficit of $256.6 million as of December 31, 2020. We expect to continue to incur operating losses for the foreseeable future due to continued investments that we intend to make in our business and, as a result, we may require additional capital resources to grow our business. We believe that current cash, cash equivalents, and expected net proceeds from the Business Combination will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented (in millions):

	Year ended December 31,
	2020	2019
Net cash provided by (used in):
Operating activities	$(65.4)	$(29.1)
Investing activities	$(2.3)	$(72.3)
Financing activities	$518.1	$101.4

Operating Activities

Cash used in operating activities was $65.4 million for the year ended December 31, 2020, an increase of $36.3 million, from $29.1 million for the year ended December 31, 2019. This increase was due primarily to the $58.3 million increase in our net loss for the year ended December 31, 2020, partially offset by non-cash charges and net cash provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation expense, change in fair value of derivative liability on our outstanding preferred stock warrants liabilities, change in fair value on our convertible promissory notes, and depreciation and amortization expense. Net cash provided by changes in operating assets and liabilities primarily consisted of increases in provision for commission, loss and loss adjustment expense reserves and unearned premium.

Cash used in operating activities was $29.1 million for the year ended December 31, 2019. This amount resulted from our net loss of $83.1 million, partially offset by non-cash charges and net cash provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation expense. Net cash provided by changes in operating assets and liabilities primarily consisted of increases in provision for commission, accrued expense and other liabilities and fiduciary liabilities.

Investing Activities

Cash used in investing activities was $2.3 million for the year ended December 31, 2020 primarily due to purchases of investments and cash paid for acquisition, net of cash acquired, partially offset by maturities and sales of investment securities.

Cash used in investing activities was $72.3 million for the year ended December 31, 2019 primarily due to purchases of investments, partially offset by maturities of investment securities.

Financing Activities

Cash provided by financing activities was $518.1 million for the year ended December 31, 2020, which consisted of proceeds from the issuance of preferred stock and promissory notes, net of issuance costs.

Cash provided by financing activities was $101.4 million for the years ended December 31, 2019, which consisted almost exclusively of proceeds from the issuance of preferred stock, net of issuance costs.

Commitments and Contractual Obligations

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business. Below is a table that shows our contractual obligations as of December 31, 2020 (in millions):

		Payments Due by Period
	Total	Less Than 1 Year	2 Years	3 Years	4 Years	5 or More Years
Purchase commitments	$19.8	$13.8	$6.0	$—	$—	$—
Operating lease obligations(1)	25.1	2.9	4.0	3.5	3.5	11.2
Unpaid losses and loss adjustment expense(2)	105.1	105.1	—	—	—	—

Total contractual obligations	$150.0	$121.8	$10.0	$3.5	$3.5	$11.2

(1)

Represents minimum rental payments for operating leases having initial or remaining non-cancelable lease terms primarily related to our office space. Included in the lease obligations is a $11.4 million lease agreements that we have entered into but has not yet commenced as of December 31, 2020.

(2)

The reserve for losses and loss adjustment expenses represent management’s estimate of the ultimate cost of settling losses. As more fully discussed in “— Critical Accounting Policies — Unpaid losses and loss adjustment expenses”, the estimation of the unpaid losses and loss adjustment expenses is based on various complex and subjective judgments. Actual losses paid may differ, perhaps significantly, from the reserve estimates reflected in our consolidated financial statements. Similarly, the timing of payment of our estimated losses is not fixed and there may be significant changes in actual payment activity. The assumptions used in estimating the likely payments due by period are based on our historical claims payment experience and industry payment patterns, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid can be significantly different from the amounts disclosed.

Off-Balance Sheet Arrangements

As discussed in Note 1 – Description of Business and Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements, certain employees early exercised stock options in exchange for promissory notes. We have accounted for the promissory notes as nonrecourse in their entirety since the promissory notes are not aligned with a corresponding percentage of the underlying shares. We have accounted for the transaction as a stock option grant, the exercise price of this stock option is the principal and interest due on the promissory note. The loan and interest receivables are not recorded in the consolidated balance sheets.

Critical Accounting Policies and Estimates

We prepared our consolidated financial statements in accordance with GAAP, which requires the use of estimates and assumptions Our consolidated financial statements include amounts that, either by their nature or due to requirements of GAAP, are determined using best estimates and assumptions. Management has discussed and reviewed the development, selection, and disclosure of critical accounting estimates with our Company’s Audit Committee. While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately materially differ from those currently presented.

For further information, see Note 1 — Description of Business and Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Revenue

For a description of policies with respect to revenue recognition, see “Components of Results of Operations — Revenue” in this section along with Note 1 in the consolidated financial statements included elsewhere in this prospectus.

Loss and Loss Adjustment Expense Reserve

Loss and Loss Adjustment Expense Reserves

Recorded Loss and Loss Adjustment Expense Reserve represents management’s best estimate of the amounts yet to be paid for all loss and loss adjustment expenses that will be paid on claims that occurred during the period and prior, whether those claims are currently known or unknown. Our carriers are required to estimate and hold a provision for the carriers’ loss and loss adjustment expense reserve as of a given date.

Loss and Loss Adjustment reserves at December 31, 2020 are the amount of ultimate loss and loss adjustment expense less the paid amounts as of December 31, 2020.

Ultimate loss and loss adjustment expense for an accident period is the sum of the following items:

1-	Loss and loss adjustment expense paid for an accident period as of a given evaluation date

2-	Case reserves for loss and loss adjustment expense for losses for an accident period that have been reported but not yet paid as of a given evaluation date

3-

Incurred But Not Reported (“IBNR”) amounts for loss and loss adjustment expense for an accident period are the costs of events or conditions that have not been reported to or specifically identified by the Company as of a given date, but have occurred during the period.

Case reserves are established within the claims adjustment process based on all known circumstances of a claim at the time. In addition, IBNR reserves are established by management based on reported losses and loss adjustment expenses and actuarially determined estimates of ultimate losses and loss adjustment expenses.

Our loss and loss adjustment expense reserve amounts are reviewed quarterly, and adjustments, if any, are reflected in earnings in the period in which they become known. The establishment of new loss and loss adjustment expense reserves or the adjustment of previously recorded loss and loss adjustment expense reserves could result in significant positive or negative changes to our financial condition for any particular period. While we believe that we have made a reasonable estimate of loss and loss adjustment expense reserves, the ultimate loss experience may not be as reliably predicted as may be the case with other insurance expenses, and it is possible that actual losses and loss adjustment expenses will be higher or lower than the loss and loss adjustment reserve amount recorded by us.

Information Used in the Determination of the Loss and Loss Adjustment Expense Reserve

In order to estimate the provision for the recorded loss and loss adjustment expense reserves, we use information developed from both internal and independent external sources. This includes internal and external loss and claim count emergence patterns, pricing change information, internal and external loss and exposure trend information as well as underwriting process changes. In addition, we use commercially available risk analysis models, and overall market share assumptions to estimate our loss and loss adjustment expense reserves related to specific loss events.

Actuarial Methods Used in the Determination of the Loss and Loss Adjustment Expense Reserve

When the applicable information has been obtained, we use several actuarial methods to create estimates of the ultimate losses and loss adjustment expenses incurred in connection with the underwritten business. On a quarterly basis, actuaries perform an analysis of our loss development from the prior analysis and select the initial expected ultimate loss ratio by accident quarter. Our actuarial analysis uses inputs from our underwriting and claims departments, including premium pricing assumptions in addition to historical experience in estimating the initial expected loss ratio. The actuarial methods used to estimate loss and loss adjustment expense reserves are:

•	Reported and/or Paid Loss and Claim Count Development Methods:

The Reported Loss Development method uses historical loss reporting patterns to estimate future loss reporting patterns. Our actuaries apply the selected loss reporting pattern to reported losses and allocated loss adjustment expenses as of a specific date to calculate expected ultimate losses. Paid and Claim Count Development Methods use similar methods but applied to Paid and Count development, respectively.

•	Reported Bornhuetter-Ferguson Method;

Under this method, ultimate losses and allocated loss adjustment expenses are estimated as the sum of cumulative reported losses and allocated loss adjustment expenses as of a specific date and estimated IBNR losses. IBNR losses are estimated based on an initial expected loss ratio applied to earned premium and the historical development patterns of reported losses.

•	Paid Bornhuetter-Ferguson Method:

The Paid Bornhuetter-Ferguson method is similar to the Reported Bornhuetter-Ferguson method, except this method divides the projection of ultimate losses and allocated loss adjustment expenses into the portion that has already been paid, and the portion that has yet to be paid as of a specific date. The portion that has yet to be paid is estimated as the product of premium earned for the accident year, the initial expected ultimate loss ratio and an estimate of the percentage of ultimate losses and allocated loss adjustment expenses that are unpaid at the valuation date.

•	Frequency Severity Method:

Under this method the estimated ultimate number of claims is determined based on patterns of claims reporting. Ultimate severity is estimated based on historical reported and paid severities. Ultimate losses and allocated loss adjustment expenses are the product of ultimate claims and ultimate severity.

As appropriate, unallocated loss adjustment expenses are estimated using a Paid to Paid Method, whereby, historical paid unallocated loss adjustment expense is compared as a ratio to the paid loss and allocated loss adjustment expense amounts for the same calendar period. Based on this information, selected ratios are applied to the case reserve and estimated IBNR for loss and allocated loss adjustment expenses to estimate the provision for the unpaid unallocated loss adjustment expense.

Based on the methods used for each accident period, estimates of ultimate loss and allocated loss adjustment expenses are made. The Chief Executive Officer, President, Chief Insurance Strategy Officer and Chief Financial Officer, meet on a quarterly basis to review the recommendations made by the actuarial department, and use this framework to determine the best estimate to be recorded for the reserve for loss and loss adjustment expense reserves on the balance sheet.

Significant Assumptions Employed in the Recording of the Loss and Loss Adjustment Expense Reserve

The most significant assumptions used in the determination of the recorded reserve for losses and loss adjustment expenses as of December 31, 2020 are as follows:

1.

the information developed from internal and independent external sources such as cost trends, litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claim assumptions are used to develop meaningful estimates of the likely future performance of business bound by the Company;

2.	the estimates of the effective impact of rate changes which includes pricing changes and changes in the underlying amounts of total insured values;

3.	our historical loss development and trend experience that is assumed to be indicative of future loss development and trends.

The above assumptions most significantly influence our determination of initial expected loss ratios and expected loss reporting patterns that are the key inputs which impact potential variability in the estimate of the reserve for loss and loss adjustment expenses. While there can be no assurance that any of the above assumptions will prove to be correct, we believe that these assumptions represent a realistic and appropriate basis for estimating the reserve for loss and loss adjustment expense reserves.

Factors impacting variability in the Loss and Loss Adjustment Expense Reserve

The amount for Loss and Loss Adjustment Expense Reserve amounts is driven by a number of important assumptions, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claims inflation assumptions. Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles, other economic and environmental factors and the effectiveness and efficiency of our claim practices. We employ various loss management programs and partnerships to mitigate the effect of these factors.

Our estimates reflect current inflation in legal claims’ settlements and assume we will not be subject to losses from significant new legal liability theories. Our estimates also assume that we will not experience significant losses from mass torts and that we will not incur losses from future mass torts not known to us today. While it is not possible to predict the impact of changes in the litigation environment, if new mass torts or expanded legal theories of liability emerge, our cost of claims may differ substantially from our reserves. Our estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business, but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.

Although we believe that our provision for the Loss and Loss Adjustment Expense Reserve is reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting and payment patterns could differ from our expected reporting and payment patterns, which are based on our own data and industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in current operations.

The following table summarizes gross and reserves net of reinsurance for unpaid loss and LAE as of December 31, 2020 (in millions):

	December 31, 2020
	Gross	Net
Loss and loss adjustment reserves
Total reserves	$105.1	$13.0

Sensitivity Analysis

The table below shows the impact of reasonably likely changes to our held estimates net of reinsurance on the Loss and Loss Adjustment Expense Reserve for the year ended December 31, 2020.

The following table illustrates the impact on the Loss and Loss Adjustment Expense Reserve of a 10% increase and decrease applied to the subject ultimate loss and loss adjustment expenses.

	10% increase in ultimate loss and loss adjustment expenses, net	10% decrease in ultimate loss and loss adjustment expenses, net
	($ in millions)
Impact on:
Loss and loss adjustment expense reserves, net	$14.9	$4.7

For additional information refer to Note 10, Loss and Loss Adjustment Expense Reserves, to the consolidated financial statements included elsewhere in this prospectus.

Reinsurance Recoverable

We also estimated the amount of amount recoverable from reinsurance contracts. Reinsurance assets include reinsurance recoverable on paid and unpaid losses and loss adjustment expense reserves that are estimated as part of our loss reserving process and, consequently, are subject to similar judgments and uncertainties. This estimate requires significant judgment for which key considerations include:

•	paid and unpaid amounts recoverable;

•	any balances in dispute or subject to legal collection;

•	the financial wellbeing of a reinsurer (i.e. insolvent, liquidated, in receivership or otherwise subject to formal or informal regulatory restriction);

•

the likelihood of collection of the reinsurance recovery considering factors such as, amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors.

For additional information refer to Note 11, Reinsurance, to the consolidated financial statements included elsewhere in this prospectus.

Recoverability of Our Net Deferred Tax Asset

The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion, that it is more likely than not, that all or some portion of the deferred tax asset will be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

We consider a number of factors to reliably estimate future taxable income so we can determine the extent of our ability to realize NOLs, foreign tax credits, realized capital loss and other carryforwards. These factors include forecasts of future income for each of our businesses and actual and planned business and operational changes, both of which include assumptions about future macroeconomic and company-specific conditions and events. We subject the forecasts to stresses of key assumptions and evaluate the effect on tax attribute utilization.

As of December 31, 2020, we have U.S. federal and state net operating loss (“NOL”) carryforwards of $154.5 million and $41.5 million, respectively. We have $8.8 million of Dual Consolidating Losses in a 953(d) company, RH Solutions Insurance. The provisions of the Tax Cuts and Jobs Act of 2017 eliminated the 20-year carryforward period so that federal NOLs generated in tax years after December 31, 2017 do not expire. For such amounts generated prior to 2018, the 20-year carryforward periods continue to apply. For additional information refer to Note 19, Income Taxes, to the consolidated financial statements included elsewhere in this prospectus.

For additional information refer to Note 19, Income Taxes, to the consolidated financial statements included elsewhere in this prospectus.

Business Combinations

We account for business combinations, which requires, among other things, the acquiring entity in a business combination to recognize the fair value of all assets acquired and liabilities assumed; the recognition of acquisition-related costs in the consolidated statement of operations and comprehensive loss for which the acquirer becomes obligated after the acquisition date; and contingent purchase consideration to be recognized at their fair values on the acquisition date with subsequent adjustments recognized in the consolidated statement of operations and comprehensive loss. The excess of the purchase price over the fair value of the identified assets and liabilities is recorded as goodwill. Operating results of the acquired entity are reflected in our consolidated financial statements from date of acquisition.

We perform valuations of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to its respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgement and estimates including the selection of valuation methodologies, estimates of future revenue, costs, and cash flows, discount rates and selection of comparable companies and comparable transactions. For material acquisitions, we engage the assistance of valuations specialists in concluding on fair value measurements of certain assets acquired or liabilities assumed in a business combination. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with corresponding offset to goodwill.

For additional information refer to Note 18, Acquisitions, to the consolidated financial statements included elsewhere in this prospectus.

Goodwill and Intangible Assets

Goodwill on our consolidated balance sheets represents the excess of purchase price over the fair value of net assets acquired from our acquisitions. Intangible assets other than goodwill have also been identified as part of our acquisitions when determining the fair value of assets acquired.

Intangible assets other than goodwill included in our Company’s Consolidated Balance Sheets primarily include assets related to customer relationships, the value of business acquired, developed technology and agency and carrier relationship. The valuation of these assets used valuation methods appropriate for determining the market value of each asset. These valuation methodologies use various assumptions which included discount rates, the cost of capital, and forecasting among others.

Goodwill is not amortized, but instead it is assessed for impairment at the reporting unit level on an annual basis or more frequently if indicators of impairment exist.

The goodwill impairment test is performed at the reporting unit level. We initially perform a qualitative analysis to determine if it is more likely than not that the goodwill balance is impaired. If a qualitative assessment is not performed or if a determination is made that it is not more likely than not that their value of the reporting unit exceeds its carrying amount, then we will perform a two-step quantitative analysis. First, the fair value of each reporting unit is compared to its carrying value. If the fair value of the reporting unit is less than its carrying value, we perform a hypothetical purchase price allocation based on the reporting unit’s fair value to determine the fair value of the reporting unit’s goodwill. Any resulting difference will be recorded as a charge to operations in the consolidated statements of operations and comprehensive loss in the period in which the determination is made.

Intangible assets with a finite life are amortized over the estimated useful life while intangible assets with an indefinite useful life are not amortized. Finite-lived intangibles are reviewed for impairment when indicators of impairment are present and indefinite-lived intangibles are assessed for impairment on an annual basis or more frequently if indicators of impairment exist.

We evaluate the recoverability of intangible assets at least annually or whenever events or changes in circumstances indicate the carrying value of such asset may not be recoverable. Should there be an indication of impairment, we test for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss. As of December 31, 2020 neither the Company’s initial valuation nor its subsequent valuations have indicated any impairment of the Company’s goodwill and intangible assets.

For additional information, refer to Note 7, Intangible Assets and Note 8, Goodwill, in the consolidated financial statements included elsewhere in this prospectus.

Fair value of Common Stock

We have historically granted stock options at exercise prices equal to the fair value as approved by our Board of Directors on the date of grant. In the absence of a public trading market, management considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each stock option grant, including:

•	relevant precedent transactions involving our capital stock;

•	the liquidation preferences, rights, preferences, and privileges of our redeemable convertible preferred stock relative to the common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	recent secondary stock sales and tender offers;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In addition, our Board of Directors considered the independent valuations completed by a third-party valuation consultant and approved the fair value of common stock presented by the management. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In determining the fair value of common stock, we established the enterprise value of our business using the market approach and the income approach. In the cases where a financing took place in close proximity to the Valuation Date, we estimated the enterprise value by reconciling to the most recent round of equity financing. Under the income approach, forecasted cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over multiple years based on forecasted financial information provided by our management and a terminal value for the residual period beyond the discrete forecast. Projected cash flows are discounted based on the estimated weighted-average cost of capital in order to estimate the enterprise value. Under the market approach, a group of guideline publicly traded companies with similar financial and operating characteristics to Hippo are selected. Company-specific selected multiples were then ultimately applied to the Company’s historical and projected financial data and incorporated adjustments to reflect differences between the Company and the guideline companies with respect to expected growth, profitability, and business risk.

In allocating the equity value of our business among the various classes of equity securities prior to December 2020, the valuation utilized the option pricing model (“OPM”) method. The OPM analysis assumes that as the value of the Company increases, each equity holder benefits from certain value components. The analysis determined the ranges of equity values at which the various Company stakeholders receive value. The maximum values of these ranges, or “break points”, are based on the full liquidation preference amounts, the points at which option and warrant holders choose to exercise, and the points at which the preferred shareholders would be indifferent between converting their shares into common stock and retaining their preferred shares, Next, the Black-Scholes option pricing model isolated the value allocated to each “range”, calculated as the difference between the option values at each break point. Based on the Company’s capital structure, the analysis calculated the percentage of each range attributable to each share class. For each range, the value allocable to each share class was then calculated by multiplying the value of each range by each security’s respective ownership percentage of the range. For each security, the value derived from each range was summed in order to determine the aggregate value of each share class. The total value of each share class was divided by the security’s respective fully diluted shares outstanding, in order to calculate the per share value for each security on a marketable basis. Lastly, a discount for lack of marketability was applied to the common stock value to conclude on the value on a non-marketable basis. The exclusive reliance on the OPM until December 2020 was appropriate when the range of possible future outcomes was difficult to predict and resulted in a highly speculative forecast.

Since December 2020, we used a hybrid method utilizing a combination of the OPM and the probability weighted expected return method (“PWERM”). The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for Hippo, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. We considered two different scenarios: (a) a SPAC Scenario, and (b) a Remain Private Scenario. Under the hybrid/PWERM method, we used the OPM in the Remain Private scenario and the if-converted method under the SPAC scenario. The if-converted method presumes that all shares of our redeemable convertible preferred stock convert into our Common Stock based upon their conversion terms and differences in the rights and preferences of the share of our redeemable convertible preferred stock are ignored. The liquidation method presumes payment of proceeds in accordance with the liquidation terms of each class of stock, which was taken into consideration in the OPM under the Remain Private scenario.

After the allocation to the various classes of equity securities, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of common stock under each scenario. A DLOM was meant to account for the lack of marketability of a stock that was not publicly traded. In making the final determination of common stock value, consideration was also given to recent secondary transactions that took place involving the common stock (if applicable).

Application of these approaches and methodologies involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. Following the Business Combination, it will not be necessary to determine the fair value of New Hippo Common Stock as the shares will be traded in a public market.

For additional information refer to Note 17, Stockholders’ Deficit, in the consolidated financial statements included elsewhere in this prospectus.

Valuation of Embedded Derivatives

Our convertible promissory note contains features determined to be embedded derivatives from its host. Embedded derivatives are separated from the host contract and carried at fair value when the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and a separate, standalone instrument with the same terms would qualify as a derivative instrument. The derivative is measured both initially and in subsequent periods at fair value, with changes in fair value recognized on the statement of operations and comprehensive loss.

Our valuation of embedded derivative liabilities has historically been measured using with or without approach. The key assumptions used for the valuation is estimation of the timing and probability of expected future events i.e. liquidity, financing, or maturity event.

For additional information refer to Note 12, Convertible Promissory Notes and Derivative Liability, in the consolidated financial statements included elsewhere in this prospectus.

Redeemable Convertible Preferred Stock Warrant Liability

Warrants to purchase shares of redeemable convertible preferred stock are classified as a liability as the underlying redeemable convertible preferred stock is considered redeemable and may require us to transfer assets upon exercise. The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date. Changes in the fair value of our redeemable convertible preferred stock warrant liability are recognized in our consolidated statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the exercise or expiration of the warrants, conversion of our redeemable convertible preferred stock into our common stock or until the redeemable convertible preferred stock is otherwise no longer redeemable. At that time, the redeemable convertible preferred stock warrant liability will be reclassified to redeemable convertible preferred stock or additional paid-in capital, as applicable.

For additional information refer to Note 16, Convertible Preferred Stock, in the consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

See Note 1 to Hippo’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this proxy statement/consent solicitation statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We are primarily exposed to market risk through our fixed maturities investments. We invest our excess cash primarily in money market accounts, corporate and foreign securities, residential and commercial mortgage-backed securities, and other governmental related securities. Our current investment strategy seeks first to preserve principal, second to provide liquidity for our operating and capital needs and third to maximize yield without putting principal at risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to the fluctuation of prevailing interest rates that may reduce the yield on our investments or their fair value. We assess market risk utilizing a sensitivity analysis that measures the potential change in fair values, interest income and cash flows. As our investment portfolio is primarily short-term in nature, management does not expect our results of operations or cash flows to be materially affected to any degree by a sudden change in market interest rates. In the unlikely event that we would need to sell our investments prior to their maturity, any unrealized gains and losses arising from the difference between the amortized cost and the fair value of the investments at that time would be recognized in the condensed consolidated statements of operations.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, Hippo Holdings will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of Hippo Holdings common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which Hippo Holdings has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which Hippo Holdings has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2025, and Hippo Holdings expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare Hippo Holdings’ financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

MANAGEMENT OF HIPPO HOLDINGS FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of February 28, 2021, concerning the persons who are expected to serve as directors and executive officers of Hippo Holdings following the consummation of the Business Combination and assuming the election of the nominees at the extraordinary general meeting as set forth in “Director Election Proposal.”

Name	Age		Position(s)
Executive Officers
Assaf Wand	46		Chief Executive Officer, Co-Founder and Director
Richard McCathron	49		President and Director
Stewart Ellis	45		Chief Financial Officer
Ran Harpaz	47		Chief Technology Officer
Simon Fleming-Wood	52		Chief Marketing Officer
Aviad Pinkovezky	40		Chief Product Officer

Non-Employee Directors
[ ]	[	]	Director
Sandra Wijnberg(1)	64		Director
Noah Knauf	41		Director
Sam Landman	41		Director
Hugh R. Frater.	65		Director
Eric Feder	51		Director

(1)	Member of the audit, risk and compliance committee (the “audit committee”).
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Assaf Wand is a co-founder of Hippo and has served as a member of our board of directors and our Chief Executive Officer since October 2015. Prior to Hippo, Mr. Wand was the founder and Chief Executive Officer of Sabi Inc., a consumer goods company, from May 2009 to October 2015. Mr. Wand also served as a consultant with McKinsey & Company from August 2005 to December 2006. Mr. Wand holds an MBA from the University of Chicago Booth School of Business and a dual degree from the Interdisciplinary Center Herzliya in Israel for a B.A. in finance and an LL.B in law.

Richard McCathron has served as a member of our board of directors and as our President since February 2017. Prior to Hippo, Mr. McCathron held senior executive positions at various insurance companies including First Connect Insurance as its President & Chief Executive Officer from October 2012 to February 2017, Superior Access Insurance as its President & Chief Executive Officer from June 2007 to October 2010 and Mercury Insurance Group as its Regional Vice President from April 2004 to June 2007. Mr. McCathron is both a Chartered Property & Casualty Underwriter and a Certified Insurance Counselor and sits on the board of directors of Spinnaker Insurance Company and First Connect Insurance. He is an advisor for several other InsurTech companies and holds a BS in Finance from Oregon State University.

Stewart Ellis serves as Chief Financial Officer and oversees all financial functions of Hippo. Prior to joining Hippo, Mr. Ellis served as Chief Financial Officer at Activehours (d/b/a Earnin), a mobile fintech company, from April 2017 to February 2019. From July 2012 to April 2017, Mr. Ellis was employed by BloomReach, Inc., an enterprise software company where he served as Chief Financial Officer. Mr. Ellis also served as Vice President, Finance, and other roles, of 23andMe, Inc. where he was employed from September 2008 to July 2012. Mr. Ellis holds a Bachelor’s degree with a concentration in Economics from Harvard College and an MBA from Harvard Business School.

Ran Harpaz has served as our Chief Technology Officer since May 2019. Prior to Hippo, Mr. Harpaz served as Chief Technology Officer of Globality, Inc. from March 2015 to April 2019 and as Senior Director of Strategy at PayPal from December 2012 to February 2015. Mr. Harpaz served as the Chief Information Officer at Netvision/Cellcom Ltd. from December 2008 to November 2012. Mr. Harpaz holds an MBA, an LL.B. in Law and a B.A. in Economics from Tel-Aviv University.

Simon Fleming-Wood has served as our Chief Marketing Officer since October 2020. Prior to Hippo, Mr. Fleming-Wood served as Chief Experience Officer of Tile, Inc. from February 2018 to April 2020 and as their Chief Marking Officer from November 2016 to February 2018. Mr. Fleming-Wood served as the Chief Marketing Officer of Pandora Media, LLC from October 2011 to April 2016. Mr. Fleming-Wood holds a B.A. from Stanford University.

Aviad Pinkovezky has served as our Head of Product since January 2016 and as Chief Product Officer since December 2018. Prior to Hippo, Mr. Pinkovezky served as Senior Product Manager at LinkedIn from August 2012 to January 2016 and before that he spent 10 years as an officer in the Israeli Military Intelligence, working closely with engineers and military product managers. Mr. Pinkovezky holds a B.Sc. in Computer Science from Ben Gurion University and an MBA from Stanford Graduate School of Business.

Directors

Sandra Wijnberg has been an independent director of Hippo Enterprises since September 2020 and chairs the audit committee. From 2015 to 2019, she was an executive advisor of Aquiline Capital Partners, a subsidiary of Aquiline Holdings LLC, a registered investment advisory firm and from 2007 to 2014 was a partner and the chief administrative officer of Aquiline Holdings LLC. From 2014 through 2015, served as the Deputy Head of Mission for the Office of the Quartet in Jerusalem, a development project under the auspices of the United Nations. Previously, Ms. Wijnberg served as Senior Vice President and Chief Financial Officer of Marsh & McLennar Companies, Inc., a global professional services company and was treasurer and interim Chief Financial Officer of YUM! Brands, Inc. Prior to that, she held financial management positions with PepsiCo., Inc. and worked in investment banking at Morgan Stanley and Lehman Brothers. Ms. Wijnberg is a director of Automatic Data Processing, Inc. Cognizant Technology Solutions Corp., and T. Rowe Price Group, Inc., and previously served on the boards of Tyco International plc from 2003 to 2016 and TE Connectivity Ltd. from 2007 to 2009. She is a trustee of the John Simon Guggenheim Memorial Foundation and a director of Seeds of Peace. Ms. Wijnberg holds a Bachelor’s degree in English Literature from the University of California, Los Angeles, and an MBA from the University of Southern California, Marshall School of Business.

Noah Knauf has served as a member of our board of directors since July 2019. Mr. Knauf focuses on investments in high growth technology companies, with a particular focus on healthcare, fintech, gaming and frontier technology. He serves on the boards of N3twork, Nurx and Relativity Space. He is also actively involved with investments in BYJU’S, Hyperscience and Locus. Mr. Knauf co-led Kleiner Perkins’ Digital Growth Fund team, which became BOND in 2019. At Kleiner Perkins, he invested in a range of innovative companies including Better Mortgage, Epic Games, SmileDirectClub, Toss, and UiPath. Mr. Knauf continues to co-lead the three Digital Growth Funds totaling $2.8 billion of committed capital. Before joining Kleiner Perkins, Mr. Knauf served as Managing Director at private equity firm Warburg Pincus where he contributed to almost twenty investments in growth companies over nine years from June 2006 to June 2016. Prior to joining Warburg Pincus, Mr. Knauf worked as an investment professional at Parthenon Capital from February 2003 to August 2005 and as a consultant at Bain & Company from July 2001 to February 2003. He received an MBA from Stanford Graduate School of Business, where he was an Arjay Miller scholar, and a BS summa cum laude in Business Administration from the University of Arizona.

Sam Landman has served as a member of our board of directors since December 2017. Mr. Landman serves as a Managing Director of Mastry Inc. Mr. Landman served as Managing Director of Comcast Ventures from 2009 to 2021. In addition to his role on the Hippo board, Mr. Landman serves as a member of the board of several private companies. Mr. Landman holds a bachelor’s degree from Bucknell University and an Master of Business Administration from the Tuck School of Business at Dartmouth College.

Hugh R. Frater has served as a member of our board of directors since April 2018. Mr. Frater is currently the chief executive officer of Fannie Mae, after serving as the interim chief executive officer from October 2018 to March 2019, serving on their board since 2016. Additionally, Mr. Frater currently acts as the non-executive chairman of the board of VEREIT, Inc. He previously led Berkadia Commercial Mortgage LLC, a national commercial real estate company providing comprehensive capital solutions and investment sales advisory and research services for multifamily and commercial properties. He served as chairman of Berkadia from April 2014 to December 2015, and he served as chief executive officer of Berkadia from 2010 to April 2014. Earlier in his career, Mr. Frater was an executive vice president at PNC Financial Services, where he led the real estate division, and was a founding partner and managing director of BlackRock, Inc. Mr. Frater holds an MBA from Columbia Business School and a bachelor’s degree from Dartmouth College.

Eric Feder has served as a member of our board of directors since October 2018. Mr. Feder also serves as the Managing General Partner of LEN X, LLC, since 2019, where he oversees Lennar’s innovation and venture capital investing. Prior to his current role, Mr. Feder was Vice Chairman at Rialto Capital from 2008 until 2018. From October 2004 to October 2008, Mr. Feder owned Cirrus Capital, LLC, a real estate venture

Corporate Governance

Composition of the Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable Hippo Holdings’ board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As a result of Hippo Holdings’ common stock being listed on NYSE following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of [                ] qualifies as “independent” as defined under the applicable NYSE rules.

Committees of the Board of Directors

Hippo Holdings’ board of directors will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. Hippo Holdings will have a standing audit, risk and compliance committee (“audit committee”), compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of Hippo Holdings’ committee charters will be posted on its website, https://investors.hippo.com/home, as required by applicable SEC and NYSE rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit, Risk and Compliance Committee

Upon the Closing, Hippo Holdings’ audit committee will consist of Sandra Wijnberg, [            ] and [            ], with Sandra Wijnberg serving as the chair of the committee. Hippo Holdings’ board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of NYSE. Each member of Hippo Holdings’ audit committee can read and understand fundamental financial statements in accordance with NYSE audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Hippo Holdings’ board of directors has determined that Sandra Wijnberg qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE rules. In making this determination, Hippo Holdings’ board has considered Sandra Wijnberg’s formal education and previous and current experience in financial and accounting roles. Both Hippo Holdings’ independent registered public accounting firm and management periodically will meet privately with Hippo Holdings’ audit committee.

The audit committee’s responsibilities will include, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing Hippo Holdings’ independent registered public accounting firm;

•	discussing with Hippo Holdings’ independent registered public accounting firm their independence from management;

•	reviewing with Hippo Holdings’ independent registered public accounting firm the scope and results of their audit;

•	pre-approving all audit and permissible non-audit services to be performed by Hippo Holdings’ independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and Hippo Holdings’ independent registered public accounting firm the interim and annual financial statements that Hippo Holdings files with the SEC;

•	overseeing Hippo Holdings’ internal audit process and function;

•

overseeing Hippo Holdings’ risk assessment and risk management, including with respect to the underwriting and pricing of insurable risks, the settlement of claims, the appropriate levels of retained risk and other insurance-related matters;

•	reviewing and monitoring Hippo Holdings’ accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Upon the Closing, Hippo Holdings’ compensation committee will consist of [            ], with [            ] serving as the chair of the committee. [            ] are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. Hippo Holdings’ board of directors has determined that each of [                ] are “independent” as defined under the applicable NYSE listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of Hippo Holdings’ Chief Executive Officers, evaluating the performance of Hippo Holdings’ Chief Executive

Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of Hippo Holdings’ Chief Executive Officer;

•	reviewing and setting or making recommendations to Hippo Holdings’ board of directors regarding the compensation of Hippo Holdings’ other executive officers;

•	making recommendations to Hippo Holdings’ board of directors regarding the compensation of Hippo Holdings’ directors;

•	reviewing and approving or making recommendations to Hippo Holdings’ board of directors regarding Hippo Holdings’ incentive compensation and equity-based plans and arrangements; and

•

appointing and overseeing any compensation consultants. We believe that the composition and functioning of Hippo Holdings’ compensation committee meets the requirements for independence under the current NYSE listing standards.

Nominating and Corporate Governance Committee

Upon the Closing, Hippo Holdings’ nominating and corporate governance committee will consist of [            ], [            ] and [            ]. Hippo Holdings’ board of directors has determined that each of these individuals is “independent” as defined under the applicable listing standards of NYSE and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying individuals qualified to become members of Hippo Holdings’ board of directors, consistent with criteria approved by Hippo Holdings’ board of directors;

•	recommending to Hippo Holdings’ board of directors the nominees for election to Hippo Holdings’ board of directors at annual meetings of Hippo Holdings’ stockholders;

•	overseeing an evaluation of Hippo Holdings’ board of directors and its committees; and

•

developing and recommending to Hippo Holdings’ board of directors a set of corporate governance guidelines. We believe that the composition and functioning of Hippo Holdings’ nominating and corporate governance committee meets the requirements for independence under the current NYSE listing standards.

Hippo Holdings’ board of directors may from time to time establish other committees.

Code of Ethics

Hippo Holdings will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on Hippo Holdings’ website, https://investors.hippo.com/home. Hippo Holdings intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of Hippo Holdings’ executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than Hippo, that has one or more executive officers serving as a member of Hippo Holdings’ board of directors.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for Hippo’s 2020 named executive officers (“NEOs”). Hippo’s NEOs for fiscal year 2020 are:

•	Assaf Wand, Hippo’s Chief Executive Officer;

•	Richard McCathron, Hippo’s President; and

•	Simon Fleming-Wood, Hippo’s Chief Marketing Officer.

This discussion may contain forward-looking statements that are based on Hippo’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Hippo adopts following the Closing may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, Hippo is not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of the NEOs for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Assaf Wand	2020	258,333	—	—	258,3333
Chief Executive Officer
Richard McCathron	2020	300,000	1,369,065	31,222	1,700,287
President
Simon Fleming-Wood	2020	64,962	2,319,000	—	2,383,692
Chief Marketing Officer

(1)

Amounts reported represent the aggregate grant date fair value of stock options granted to the NEOs during 2020 computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of this amount are included in Note 17 to the audited consolidated financial statements included in this proxy statement/prospectus.

(2)	Amounts reported represents travel and lodging expenses in connection with Mr. McCathron’s travel from his home office in Austin, Texas to Hippo’s offices in the Bay Area, California.

Narrative to the Summary Compensation Table

2020 Annual Base Salary

Hippo pays the NEOs a base salary to compensate them for services rendered to Hippo. The base salary payable to the NEOs is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For fiscal year 2020, the NEOs’ annual base salaries were as follows: Mr. Wand: $258,333; Mr. McCathron: $300,000; and Mr. Fleming-Wood $350,000.

Equity Compensation

Hippo has granted stock options to its employees, including the NEOs, in order to attract and retain them, as well as to align their interests with the interests of Hippo’s stockholders. In order to provide a long-term incentive, these stock options generally vest over four years subject to continued service. Hippo did not grant any equity awards to Mr. Wand in 2020.

In September 2020, Hippo granted Mr. McCathron an option to purchase 100,000 shares of Hippo common stock for an exercise per share of $7.36, which was the fair market value of Hippo’s common stock on the date of grant, as determined by its board of directors. The option vests as to 1/48th of the original number of underlying shares on each monthly anniversary of September 28, 2020, subject to his continued service with Hippo through the applicable vesting date. In addition, in December 2020, Hippo granted Mr. McCathron an option to purchase 150,000 shares of Hippo common stock for an exercise per share of $7.36, which was the fair market value of Hippo’s common stock on the date of grant, as determined by its board of directors. The option was early exercisable for restricted stock, with a right of repurchase in favor of Hippo and Mr. McCathron early exercised the option in full in December 2020. The restricted shares issued upon early exercise of the option vest as to 1/48th of the shares on each monthly anniversary of December 1, 2020, subject to his continued service with Hippo through the applicable vesting date.

In December 2020, Hippo granted Mr. Fleming-Wood an option to purchase 300,000 shares of Hippo common stock for an exercise per share of $7.36, which was the fair market value of Hippo’s common stock on the date of grant, as determined by its board of directors. 25% of the shares subject to the option vest on the first anniversary of October 26, 2020, and 1/16th of the shares subject to the option vest quarterly thereafter, subject to continued service with Hippo through the applicable vesting date. If Mr. Fleming-Wood’s employment with Hippo is terminated without cause or he resigns for good reason in connection with a change in control, 100% of the shares subject to the option will vest and become exercisable on the date of termination.

In connection with the Business Combination, and subject to approval by RTPZ’s shareholders, Hippo will adopt the Incentive Award Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including the NEOs) and consultants of Hippo and certain of its affiliates and to enable Hippo to obtain and retain services of these individuals, which is essential to Hippo’s long-term success. The Incentive Award Plan will be effective on the day immediately prior to the Closing. For additional information about the Incentive Award Plan, please see the section titled “Equity Incentive Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

Hippo maintains a 401(k) retirement savings plan for Hippo’s employees, including the NEOs, who satisfy certain eligibility requirements. The NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Hippo believes that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of its executive compensation package and further incentivizes its employees, including the NEOs, in accordance with its compensation policies.

All of Hippo’s full-time employees, including the NEOs, are eligible to participate in Hippo’s health and welfare plans. These health and welfare plans include medical, dental and vision benefits; short-term and long-term disability insurance; and supplemental life and AD&D insurance.

Perquisites and Other Personal Benefits

Hippo determines perquisites on a case-by-case basis and will provide a perquisite to a NEO when it believes it is necessary to attract or retain the NEO. In 2020, we provided Mr. McCathron travel and lodging expenses related to his travel to Hippo’s company offices in Palo Alto, California.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of Hippo common stock underlying outstanding option awards for our named executive officer as of December 31, 2020, which have not been adjusted to reflect any adjustment in contemplation of the transaction.

			Option awards				Stock awards
Name	Vesting commencement date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares that have not vested (#)	Market value of shares that have not vested ($)(7)
Assaf Wand	10/15/2019	(1)	329,273	989,172	5.60	10/14/2029	—	—
	01/23/2019	(2)					256,819	19,266,561
Richard McCathron	12/01/2020	(3)					150,000	10,497,000
	08/27/2020	(4)	8,333	91,667	7.36	09/27/2030
	05/13/2019	(4)	49,479	75,521	2.32	05/12/2029	—	—
	01/23/2019	(4)	37,500	52,084	2.32	01/22/2029
	01/23/2018	(5)	31,086	23,438	1.09	01/23/2028
	02/06/2017	(1)	75,000	12,500	0.30	02/28/2027
Simon Fleming-Wood	10/26/2020	(6)	300,000	—	7.36	12/03/2030	—	—

(1)

25% of the shares subject to the option vest on the first anniversary of the vesting commencement date, and 1/16th of the shares subject to the option vest on each quarterly anniversary thereafter, subject to continued service with Hippo through the applicable vesting date. If the NEO’s employment with Hippo is terminated without cause or the NEO’s employment is constructively terminated in connection with a change of control, 50% of the shares subject to the option will vest and become exercisable on the date of termination.

(2)

Mr. Wand purchased 493,091 shares upon early exercise of his option prior to vesting. The unvested shares are subject to repurchase by Hippo at the original exercise price of $2.32 per share upon a termination of Mr. Wand’s service. The shares vest as to 1/48th of the shares on each monthly anniversary of the vesting commencement date, subject to continued service with Hippo through the applicable vesting date. Notwithstanding the foregoing, 100% of the unvested shares will vest upon a change in control.

(3)

Mr. McCathron purchased 150,000 shares upon early exercise of an option prior to vesting. The unvested shares are subject to repurchase by Hippo at the original exercise price of $7.36 per share upon a termination of Mr. McCathron’s service. The shares vest as to 1/48th of the shares vest on each monthly anniversary of the vesting commencement date, subject to continued service with Hippo through the applicable vesting date.

(4)	1/48th of the shares subject to the option vest on each monthly anniversary of the vesting commencement date, subject to continued service with Hippo through the applicable vesting date.
(5)	1/16th of the shares subject to the option vest on each quarterly anniversary of the vesting commencement date, subject to continued service with Hippo through the applicable vesting date.
(6)

25% of the shares subject to the option vest on the first anniversary of the vesting commencement date, and 1/16th of the shares subject to the option vest quarterly thereafter, subject to continued service with us through the applicable vesting date. If the NEO’s employment with Hippo is terminated without cause or the NEO’s employment is constructively terminated in connection with a change in control, 100% of the shares subject to the option will vest and become exercisable on the date of termination.

(7)

Amount calculated by subtracting the amount paid for the shares from $77.34 per share, which was determined by multiplying the closing trading price of Reinvent Technology Partners Z on January 11, 2021, $11.50, times 6.72479, which is the currently assumed exchange ratio for the transaction. Reinvent Technology Partners Z did not start trading until such date, which is the closest date to December 31, 2020.

Executive Compensation Arrangements

Employment and Offer Letter Agreements

Hippo previously entered into an employment offer letter agreement with Hippo’s NEOs that sets forth the terms and conditions of their respective employment, including initial base salary, employee benefits eligibility and entry into a non-disclosure, invention assignment and non-solicitation agreement.

Mr. Wand’s offer letter does not provide for severance or other payments in connection with a termination of employment or change in control of Hippo.

Mr. McCathron’s offer letter provides that 50% of the shares subject to the option granted to him in March 2017 will vest if both (i) control of the Hippo is transferred in a transaction for cash or liquid securities, and (ii) his employment is constructively terminated or terminated without cause within 12 months thereafter.

Mr. Fleming-Wood’s offer letter provides that 100% of the shares subject to option granted to him in December 2020 will vest if both (i) control of the Hippo is transferred in a transaction for cash or liquid securities, and (ii) his employment is constructively terminated or terminated without cause within 12 months thereafter.

Business Combination-Related Payments

This section sets forth the information required by Item 402(t) of Regulation S-K regarding payments made to certain named executive officers (“NEOs”) (some of which will not be treated as compensatory payments to the NEOs), but that are based on or otherwise relate to the Business Combination and that will or may become payable to the NEOs at the completion of the Business Combination. Mr. Fleming-Wood is not entitled to any payment in connection with the Business Combination that would require disclosure by Item 402(t) of Regulation S-K.

The table below assumes that (i) the Effective Time occurs on March 3, 2021; (ii) the Business Combination will not trigger accelerated vesting of equity grants as the Business Combination will not constitute a “change in control” for purposes of the NEO’s equity grants; (iii) no NEO receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (iv) no NEO enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Business Combination Related Payments Table

Name	Cash ($)	Equity ($)(1)	Perquisites/ Benefits ($)(2)	Total ($)
Assaf Wand	—	30,000,000	1,192,298	31,192,298
Richard McCathron	—	5,000,000	—	5,000,000
Simon Fleming-Wood	—	—	—	—

(1)

The amounts represent the aggregate dollar value payable to the NEOs related to the number of shares of Hippo Holdings common stock Hippo Holdings will redeem upon the consummation of the Business Combination, at a purchase price of $10.00 per share, from each of the following NEOs: 3,000,000 shares from Mr. Wand and 500,000 shares from Mr. McCathron, as described in the subsection entitled “— Interests of Hippo’s Directors and Executive Officers in the Business Combination” above. These payments are not compensatory in nature to the NEOs and will not be treated as compensation to the NEOs.

(2)

The amount for Mr. Wand represents the aggregate dollar value of the forgiveness of Mr. Wand’s loan extended pursuant to that certain Secured Partial Recourse Promissory Note and Stock Pledge Agreement by and between Hippo and Mr. Wand and all interest accrued thereon forgiven upon the consummation of the Business Combination, subject to Mr. Wand’s continued employment through the consummation of the Business Combination as described in the subsection entitled “— Interests of Hippo’s Directors and Executive Officers in the Business Combination” above.

Director Compensation

Hippo has not historically maintained a formal non-employee director compensation program but has made stock and option grants to non-employee directors when determined appropriate. In fiscal year 2020, no director received cash for their services on the Hippo board. However, in September, 2020, Hippo granted Ms. Wijnberg an option to purchase 35,000 shares of Hippo common stock. Ms. Wijnberg’s option vests as to 1/12th of the shares on each quarterly anniversary of September 28, 2020, subject to her continued service through the applicable vesting date.

Messrs. Wand and McCathron did not receive additional compensation for their service as directors, and the compensation provided to them as employees is set forth in the Summary Compensation Table above.

2020 Director Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our non-employee directors during 2020.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Sandra Wijnberg	—	73,121	—	73,121
All Other Non-Employee Directors(2)	—	—	—	—

(1)

Amounts reported represent the aggregate fair value of options granted to Ms. Wijnberg computed in accordance with FASB ASC Topic 718 in fiscal year 2020. Assumptions used in the calculation of these amounts are included in Note 17 to our audited consolidated financial statements included in this proxy statement/prospectus. As of December 31, 2020, Ms. Wijnberg held an aggregate of options to purchase 35,000 shares Hippo common stock. No options or other equity awards were held by our other non-employee directors as of December 31, 2020.

(2)	All Other Non-Employee Directors include Eric Feder, Sam Landman, Hugh Frater and Noah Knauf.

We intend to approve and implement a compensation program for our non-employee directors, or the Non-Employee Director Compensation Program, to be effective in connection with the consummation of the Business Combination.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of RTPZ as of March 2, 2021 (the “Ownership Date”), which is prior to the Business Combination and (ii) the expected beneficial ownership of shares of Hippo Holdings common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:

•

each person who is known to be the beneficial owner of more than 5% of RTPZ ordinary shares and is expected to be the beneficial owner of more than 5% of shares of Hippo Holdings common stock post-Business Combination;

•	each of RTPZ’s current executive officers and directors;

•	each person who will become an executive officer or director of Hippo Holdings post-Business Combination; and

•	all executive officers and directors of RTPZ as a group pre-Business Combination, and all executive officers and directors of Hippo Holdings post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days of the Ownership Date.

The beneficial ownership of RTPZ ordinary shares pre-Business Combination is based on 28,750,000 RTPZ ordinary shares issued and outstanding as of March 2, 2021, which includes an aggregate of 5,750,000 RTPZ Class B ordinary shares outstanding as of such date.

The expected beneficial ownership of shares of Hippo Holdings common stock post-Business Combination assumes two scenarios:

(i)

a “no redemption” scenario where (i) no public shareholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) Hippo Holdings issues 552,200,000 shares of Hippo Holdings common stock, which, in the case of Hippo Awards, will be shares underlying awards based on Hippo Holdings common stock to Hippo stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement; and

(ii)

a “redemption” scenario where (i) all 23,000,000 of RTPZ’s outstanding public shares are redeemed in connection with the Business Combination and (ii) Hippo Holdings issues 552,200,000 shares of Hippo Holdings common stock, which, in the case of Hippo Awards, will be shares underlying awards based on Hippo Holdings common stock to Hippo stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement.

Based on the foregoing assumptions, and including the 55,000,000 shares of Hippo Holdings common stock issued in connection with the PIPE Investment, we estimate that there would be 540,425,248 shares of Hippo Holdings common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 517,425,248 shares of Hippo Holdings common stock issued and outstanding immediately following the consummation of the Business Combination in the “redemption” scenario. In addition, we assumed that, pursuant to the Merger Agreement, Hippo Holdings will redeem an aggregate of 10,000,000 shares of Hippo Holdings common stock from certain stockholders of Hippo in the Secondary Transaction. Further, the share amounts in the table below reflect the effect of applying the Exchange Ratio. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The following table does not reflect record of beneficial ownership of any shares of Hippo Holdings common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of March 2, 2021.

Unless otherwise indicated, RTPZ believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Before the Business Combination				After the Business Combination
	Number of Shares of RTPZ Class A ordinary shares	%	Number of Shares of RTPZ Class B ordinary shares	%	Assuming No Redemptions				Assuming Maximum Redemptions
					Number of Shares of Combined Company Common Stock	+60 Days Vested	Number of Shares Beneficially Owned	%	Number of Shares of Combined Company Common Stock	+60 Days Vested	Number of Shares Beneficially Owned	%
Name and Address of Beneficial Owner(1)(2)
Five Percent Holders:
Reinvent Sponsor Z(3)	—	—	5,630,000	19.5%	5,630,000	—	5,630,000	*	5,630,000	—	5,630,000	*
Slate Path Capital LP(4)	1,750,000	7.6%	—	—	2,750,000	—	2,750,000	*	2,750,000	—	2,750,000	*
BlackRock, Inc.(5)	1,537,026	6.7%	—	—	1,537,026	—	1,537,026	*	1,537,026	—	1,537,026	*
Alyeska Investment Group, L.P.(6)	1,300,000	5.7%	—	—	2,300,000	—	2,300,000	*	2,300,000	—	2,300,000	*
Weiss Asset Management LP(7)	1,300,000	5.7%	—	—	2,500,000	—	2,500,000	*	2,500,000	—	2,500,000	*
Third Point LLC(8)	1,200,000	5.2%	—	—	2,200,000	—	2,200,000	*	2,200,000	—	2,200,000	*
Fifth Wall Ventures L.P. and affiliates(9)	—	—	—	—	47,311,538	26,721,579	74,033,117	13.1%	47,311,538	26,721,579	74,033,117	13.6%
LEN FW and affiliates(10)	—	—	—	—	36,803,757	43,834,975	80,638,732	13.8%	36,803,757	43,834,975	80,638,732	14.4%
Mitsui Sumitomo Insurance, Ltd.(11)	—	—	—	—	—	39,396,604	39,396,604	6.8%	—	39,396,604	39,396,604	7.1%
Comcast Ventures, LP (12)					26,335,341	433,830	26,769,171	4.9%	26,335,341	433,830	26,769,171	5.2%
Directors and Executive Officers Pre-Business Combination:
Reid Hoffman(3)	—	—	5,630,000	19.5%	5,630,000	—	5,630,000	*	5,630,000	—	5,630,000	*
Mark Pincus(3)(13)	—	—	5,630,000	19.5%	6,630,000	—	6,630,000	*	6,630,000	—	6,630,000	*
Michael Thompson(13)	—	—	—	—	1,000,000	—	1,000,000	*	1,000,000	—	1,000,000	*
David Cohen	—	—	—	—	—	—	—	—	—	—	—	—
Byron Auguste(14)	—	—	30,000	*	30,000	—	30,000	*	30,000	—	30,000	*
Julie Hanna(14)	—	—	30,000	*	30,000	—	30,000	*	30,000	—	30,000	*
Lee Linden(14)	—	—	30,000	*	30,000	—	30,000	*	30,000	—	30,000	*
Linda Rottenberg(14)	—	—	30,000	*	30,000	—	30,000	*	30,000	—	30,000	*
All Directors and Executive Officers as a Group (8 individuals)	—	—	5,750,000	20%	6,750,000	—	6,750,000	*	6,750,000	—	6,750,000	*
Directors and Executive Officers of Post-Business Combination:
Assaf Wand(15)	—	—	—	—	32,254,502	5,358,304	37,612,806	6.9%	32,254,502	5,358,304	37,612,806	7.2%
Richard McCathron(16)	—	—	—	—	2,502,858	2,819,879	5,322,737	*	2,502,858	2,819,879	5,322,737	1.0%
Eric Feder	—	—	—	—	—	—	—	—	—	—	—	—
Sam Landman	—	—	—	—	—	—	—	—	—	—	—	—
Hugh Frater(17)	—	—	—	—	1,074,342	—	1,074,342	*	1,074,342	—	1,074,342	*
Noah Knauf	—	—	—	—	—	—	—	—	—	—	—	—
Sandra Wijnberg(18)	—	—	—	—	—	40,488	40,488	*	—	40,488	40,488	*
Simon Fleming-Wood	—	—	—	—	—	—	—	—	—	—	—	—
All Directors and Executive Officers of the Combined Company as a Group (11 individuals)					41,290,389	12,894,086	54,184,475	9.8%	41,290,389	12,894,086	54,184,475	10.2%

*	Less than one percent
(1)

Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is c/o Reinvent Technology Partners Z, 215 Park Avenue, Floor 11, New York, New York 10003.

(2)

Prior to the Closing, holders of record of RTPZ Class A ordinary shares and RTPZ Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by RTPZ shareholders and vote together as a single class, except as required by law; provided, that holders of RTPZ Class B ordinary shares have the right to elect all of RTPZ’s directors prior to the Closing, and holders of RTPZ’s Class A ordinary shares are not entitled to vote on the election of directors during such time. As a result of and upon the effective time of the Domestication, (a) each of the then issued and outstanding RTPZ Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock and (b) each of the then issued and outstanding RTPZ Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock.

(3)

The Sponsor is the record holder of the Class B ordinary shares reported herein. Each of RTPZ’s officers is a member of the Sponsor. Messrs. Hoffman and Pincus may be deemed to beneficially own shares held by the Sponsor by virtue of their shared control over the Sponsor. Other than Messrs. Hoffman and Pincus, no member of the Sponsor exercises voting or dispositive control over any of the shares held by the Sponsor. Each of Messrs. Hoffman and Pincus disclaims beneficial ownership of the ordinary shares held by the Sponsor.

(4)

According to a Schedule 13G filed with the SEC on February 16, 2021, Slate Path Capital LP has voting and dispositive power with regard to 1,750,000 Class A ordinary shares of RTPZ. The business address for Slate Path Capital LP is 717 Fifth Avenue, 16 Floor, New York, NY 10022. The post-Business Combination ownership consists of (i) 1,750,000 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Class A ordinary shares at the Closing and (ii) 1,000,000 shares of Hippo Holdings common stock to be issued pursuant to a Subscription Agreement.

(5)

According to a Schedule 13G filed with the SEC on February 8, 2021, BlackRock, Inc. has voting and dispositive power with regard to 1,537,026 Class A ordinary shares of RTPZ. The business address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(6)

According to a Schedule 13G filed with the SEC on February 16, 2021, each of Alyeska Investment Group, L.P., Alyeska Fund GP, LLC and Anand Parekh share voting and dispositive power with regard to 1,300,000 Class A ordinary shares of the Company. The business address for each is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601. The post-Business Combination ownership consists of (i) 1,300,000 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Class A ordinary shares at the Closing and (ii) 1,000,000 shares of Hippo Holdings common stock to be issued pursuant to a Subscription Agreement.

(7)

According to a Schedule 13G filed with the SEC on February 12, 2021, each of Weiss Asset Management LP. WAM GP LLC and Andrew M. Weiss, PH.D. shares voting and dispositive power with regard to 1,300,000 Class A ordinary shares of the Company. The business address for each is 222 Berkeley St., 16th floor, Boston, Massachusetts 02116. The post-Business Combination ownership consists of (i) 1,300,000 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Class A ordinary shares at the Closing and (ii) 1,200,000 shares of Hippo Holdings common stock to be issued pursuant to a Subscription Agreement.

(8)

According to a Schedule 13G filed with the SEC on February 12, 2021, each of Third Point LLC and Daniel S. Loeb shares voting and dispositive power with regard to 1,200,000 Class A ordinary shares of the Company. The business address for each is 55 Hudson Yards, New York, New York 10001. The post-Business Combination ownership consists of (i) 1,200,000 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Class A ordinary shares at the Closing and (ii) 1,000,000 shares of Hippo Holdings common stock to be issued pursuant to a Subscription Agreement.

(9)

Consists of 74,033,117 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Hippo common stock at the Closing, of which (i) approximately 24,632,921 are Series C preferred stock directly held by Fifth Wall Ventures SPV IV L.P. to be converted to Hippo Holdings common stock at the Closing, (ii) up to approximately 26,721,579 are Hippo directly held by Fifth Wall Ventures SPV IV L.P., exercisable within 60 days of the Ownership Date, (iii) approximately 457,742 are Series D preferred stock directly held by Fifth Wall Ventures SPV XVII, L.P. to be converted to Hippo Holdings common stock at the Closing, (iv) approximately 14,470,776 are Series B preferred stock directly held by Fifth Wall Ventures, L.P. to be converted to Hippo Holdings common stock at the Closing, (v) approximately 5,911,898 are Series C preferred stock directly held by Fifth Wall Ventures, L.P. to be converted to Hippo Holdings common stock at the Closing, (vi) approximately 1,379,321 are Series D preferred stock directly held by Fifth Wall Ventures, L.P. to be converted to Hippo Holdings common stock at the Closing, and (vii) approximately 458,880 are Series E preferred stock directly held by Fifth Wall Ventures, L.P. to be converted to Hippo Holdings common stock at the Closing. Fifth Wall Ventures, L.P. has granted LEN FW Investor, LLC an irrevocable voting proxy in respect of the warrants referred to in clause (i) herein and the shares of Series C preferred stock referred to in clause (ii) herein, each of which are held directly by Fifth Wall Ventures SPV IV L.P. The address of the above persons and entities is 11360 Mindanao Way, Suite 100B, Marina Del Rey, California 90292.

(10)

Consists of 80,638,732 shares of Hippo Holdings common stock of which 100,000 are shares of Hippo Holding common stock to be received directly by LEN FW Investor, LLC in respect of its commitment pursuant to the PIPE Investment and 80,538,732 are shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing RTPZ common stock at the Closing, of which (i) approximately 8,965,671 are common stock directly held by LEN FW Investor, LLC be converted to Hippo Holdings’ common stock at the Closing (ii) approximately 457,742 are Series D preferred stock directly held by LEN FW Investor, LLC to be converted to Hippo Holdings’ common stock at the Closing, (iii) approximately 2,647,423 are shares of Series E preferred stock directly held by LEN FW Investor, LLC to be converted to Hippo Holdings common stock at the Closing, (iv) up to approximately 17,113,396 are Series C-1 warrants directly held by LEN FW Investor, LLC to be converted to Hippo Holdings’ common stock at the Closing exercisable within 60 days of the Ownership Date, and (v) approximately 26,721,579 are common stock warrants exercisable within 60 days of the Ownership Date and 24,632,921 are shares of Series C preferred stock. Both the warrants and the shares of Series C preferred stock referred to in clause (v) herein are directly held by Fifth Wall Ventures SPV IV L.P. but may be deemed to be beneficially owned by LEN FW Investor, LLC as a result of an irrevocable voting proxy. Eric Feder is currently a member of our board of directors and an officer of the parent of LEN FW Investor, LLC. The address of the above persons and entities is 700 Northwest 107th Avenue, Miami, Florida 33172.

(11)

Consists of 39,396,604 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Hippo common stock at the Closing upon the automatic conversion of Mitsui Sumitomo Insurance Co., Ltd.’s convertible note. Mitsui Sumitomo Insurance Co., Ltd.’s address is 9, Kanda-Surugadai 3-chome, Chiyoda-Ku, Tokyo, Japan.

(12)

Consists of 26,335,341 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Hippo common stock at the Closing, of which (i) approximately 19,294,365 are Series B preferred stock directly held by Comcast Ventures, LP to be converted to Hippo Holdings common stock at the Closing, (ii) approximately 7,772,181 are Series C preferred stock directly held by Comcast Ventures, LP to be converted to Hippo Holdings common stock at the Closing, (iii) approximately 915,811 are Series D preferred stock directly held by Comcast Ventures, LP to be converted to Hippo Holdings common stock at the Closing, (iv) approximately 352,984 are Series E preferred stock directly held by Comcast Ventures, LP to be converted to Hippo Holdings common stock at the Closing, (v) approximately 433,830 are Hippo warrants held directly by Comcast Warranty and Home Insurance Agency, LLC, an affiliate of Comcast Ventures, LP, to be exercised for Hippo Holdings common stock in connection with the Closing and (vi) 2,000,000 shares are expected to be redeemed immediately following the Business Combination. The address of the above persons and entities is 1701 John F. Kennedy Blvd., Philadelphia, Pennsylvania 19103.

(13)

Post-Business Combination ownership includes 1,000,000 shares of Hippo Holdings common stock to be issued to Reinvent Capital Fund, and affiliate of RTPZ, pursuant to a Subscription Agreement. Messrs. Thompson and Pincus may be deemed to beneficially own shares held by Reinvent Capital Fund by virtue of their shared control over Reinvent Capital Fund. Each of Messrs. Thompson and Pincus disclaims beneficial ownership of the ordinary shares held by Reinvent Capital Fund.

(14)	In October 2020, the Sponsor transferred 30,000 founder shares to each of Byron Auguste, Julie Hanna, Lee Linden, and Linda Rottenberg
(15)

Consists of (i) approximately 32,254,502 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Hippo common stock at the Closing of which approximately 14,055,866 shares are held by Mr. Wand and approximately 18,198,636 shares are held by Mr. Wand as trustee of a trust, and (ii) approximately 5,358,304 shares of Hippo Holdings common stock issuable pursuant to Hippo options exercisable within 60 days of the Ownership Date of which all are held by Mr. Wand and none are held by Mr. Wand as trustee of a trust.

(16)

Consists of (i) 2,502,858 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Hippo common stock at the Closing, and (ii) 2,819,879 shares of Hippo Holdings common stock issuable pursuant to Hippo options exercisable within 60 days of the Ownership Date.

(17)

Consists of (i) 1,074,342 shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Hippo common stock at the Closing, all of which are held by Mr. Frater as trustee of a trust and (ii) no shares of Hippo Holdings common stock issuable pursuant to Hippo options exercisable within 60 days of the Ownership Date.

(18)

Consists of (i) no shares of Hippo Holdings common stock to be issued in exchange for outstanding pre-Closing Hippo common stock at the Closing, and (ii) 40,488 shares of Hippo Holdings common stock issuable pursuant to Hippo options exercisable within 60 days of the Ownership Date.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Reinvent Technology Partners Z

Founder Shares

Prior to RTPZ’s initial public offering, the Sponsor purchased the Founder Shares, and, in October 2020, the Sponsor transferred 30,000 Founder Shares to each of Byron Auguste, Julie Hanna, Lee Linden and Linda Rottenberg, RTPZ’s independent directors. As of the date of this proxy statement/prospectus, the Sponsor and RTPZ’s independent directors collectively own [            ]% of the issued and outstanding ordinary shares of RTPZ.

The Founder Shares are identical to the RTPZ Class A ordinary shares included in the units sold in RTPZ’s initial public offering, except that (i) only the holders of the Founder Shares have the right to vote on the appointment of directors and holders of a majority of the Founder Shares may remove a member of the board of directors for any reason (as defined in the Cayman Constitutional Documents), (ii) the Founder Shares are subject to certain transfer restrictions, (iii) the holders of the Founder Shares have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the Founder Shares and public shares held by them in connection with the completion of RTPZ’s initial business combination, (y) their redemption rights with respect to any Founder Shares and public shares held by them in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of RTPZ’s obligation to allow redemption in connection with RTPZ’s initial business combination or to redeem 100% of RTPZ’s public shares if RTPZ does not complete a business combination within 24 months from the closing of its initial public offering (or 27 months from the closing of the initial public offering if RTPZ has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the initial public offering but has not completed the initial business combination within such 24-month period) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (z) their rights to liquidating distributions from the trust account with respect to the Founder Shares if RTPZ fails to complete a business combination within 24 months from the closing of this offering (or 27 months, as applicable) or during any extension of such time period, (iv) the Founder Shares are automatically convertible into RTPZ Class A ordinary shares at the time of the initial business combination or earlier at the option of the holder and (v) the Founder Shares are entitled to registration rights.

In connection with the Business Combination, upon the Domestication, 5,750,000 Founder Shares will convert automatically, on a one-for-one basis, into a share of Hippo Holdings common stock. For additional information, see “Domestication Proposal.”

Private Placement Warrants

Simultaneously with the consummation of the initial public offering of RTPZ, the Sponsor purchased 4,400,000 private placement warrants at a price of $1.50 per warrant, or $6.6 million in the aggregate, in a private placement. Each private placement warrant entitles the holder to purchase one RTPZ Class A ordinary share for $11.50 per share. A portion of the proceeds from the sale of the private placement warrants was placed in the trust account of RTPZ.

The private placement warrants are identical to the warrants included in the units sold in the initial public offering of RTPZ except that, so long as they are held by the Sponsor or its permitted transferees, the private placement warrants: (i) are not redeemable by RTPZ (except in certain redemption scenarios when the price per Class A ordinary share equals or exceeds $10.00 (as adjusted)), (ii) may be exercised on a cashless basis and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the private placement warrants, including the RTPZ Class A ordinary shares issuable upon exercise of the private placement warrants (except to certain permitted transferees), until 30 days after the completion of RTPZ’s initial business combination.

In connection with the Business Combination, upon the Domestication, each of the 4,400,000 private placement warrants will convert automatically into a warrant to acquire one share of Hippo Holdings common stock pursuant to the Warrant Agreement. For additional information, see “Domestication Proposal.”

Registration Rights

The holders of the Founder Shares, private placement warrants, and warrants that may be issued upon conversion of working capital loans, if any (and any RTPZ Class A ordinary shares issuable upon the exercise of the private placement warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement, signed November 18, 2020 requiring RTPZ to register such securities for resale (in the case of the Founder Shares, only after conversion to RTPZ Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that RTPZ register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of RTPZ’s initial business combination and rights to require RTPZ to register for resale such securities pursuant to Rule 415 under the Securities Act. RTPZ will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Business Combination, the registration rights agreement will be amended and restated. For additional information, see “BCA Proposal — Related Agreements — Registration Rights Agreement.”

Subscription Agreements

On March 3, 2021, concurrently with the execution of the Merger Agreement, RTPZ entered into a Subscription Agreement with Reinvent Capital Fund, pursuant to which Reinvent Capital Fund has subscribed for shares of Hippo Holdings common stock in connection with the PIPE Investment. Reinvent Capital Fund is affiliated with the Sponsor and is expected to fund $10 million of the PIPE Investment, for which it will receive 1,000,000 shares of Hippo Holdings common stock. In addition, certain directors and officers of RTPZ, including Mr. Hoffman, Mr. Pincus, Mr. Thompson and Mr. Cohen, have economic interests in Reinvent Capital Fund.

The PIPE Investment will be consummated substantially concurrently with the closing of the Business Combination. For additional information, see “BCA Proposal — Approval of the Business Combination — Related Agreements — Subscription Agreements.”

Sponsor Agreement

On March 3, 2021, the Sponsor entered into the Sponsor Agreement with RTPZ and Hippo, a copy of which is attached to this proxy statement/prospectus as Annex I. Under the Sponsor Agreement, the parties thereto agreed, among other things, that (i) the 5,630,000 shares of Hippo Holdings common stock held by the Sponsor as of the domestication (converted from the 5,630,000 RTPZ Class B ordinary shares) will be subject to certain vesting and lock-up terms, (ii) the Sponsor agreed, in addition to the existing exercise provisions in the Warrant Agreement, to exercise all of its private placement warrants for cash or on a “cashless basis” on or prior to the date upon which Hippo Holdings elects to redeem the public warrants in accordance with the Warrant Agreement, if, among other conditions, the last reported sales price of the Hippo Holdings common stock for any 20 trading days within the 30 trading-day period ending on the third trading day prior to the date on which notice of the redemption is given exceeds $25.00 per share (subject to certain adjustments), and (iii) the Sponsor will have certain rights with respect to board representation of Hippo Holdings. For additional information, see “BCA Proposal — Related Agreements — Sponsor Agreement.”

Sponsor Support Agreement

On March 3, 2021, in connection with the execution of the Merger Agreement, RTPZ, each of the directors and officers of RTPZ, the Sponsor and Hippo entered into the Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex F. Pursuant to the Sponsor Support Agreement, the Sponsor and each of the directors and officers of RTPZ agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of RTPZ and (c) the Effective Time. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

Related Party Note and Advances

On October 7, 2020, RTPZ issued an unsecured promissory note to the Sponsor, pursuant to which RTPZ borrowed an aggregate principal amount of approximately $300,000. The note was non-interest bearing and payable on the earlier of (i) December 31, 2021 and (ii) the completion of RTPZ’s initial public offering. The borrowings outstanding under the note in the amount of approximately $60,000 were repaid upon the consummation of the initial public offering on November 23, 2020.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor, members of RTPZ’s founding team or any of their affiliates may, but are not obligated to, loan RTPZ funds as may be required. If RTPZ completes a business combination, RTPZ would repay such loans out of the proceeds of the trust account released to RTPZ. Otherwise, such loans would be repaid only out of funds held outside the trust account. In the event that a business combination does not close, RTPZ may use a portion of proceeds held outside the trust account to repay such loaned amounts but no proceeds held in the trust account would be used for such repayment. Such loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $2 million of such loans may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant. The warrants would be identical to the private placement warrants. RTPZ does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as RTPZ does not believe third parties will be willing to loan such funds and provide a waiver of any and all rights to seek access to funds in the trust account.

In addition, the Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on RTPZ’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. RTPZ’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or RTPZ’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on RTPZ’s behalf. Any such payments prior to an initial business combination will be made from funds held outside the trust account, including funds released from the trust account to pay for working capital, subject to an annual limit of $165,000.

Support Services Agreement

RTPZ entered into the Support Services Agreement that provides that, commencing on the date that RTPZ’s securities are first listed on the NYSE through the earlier of consummation of the initial business combination or the liquidation, RTPZ will pay support services fees to Reinvent Capital LLC (“Reinvent Capital”) that total $625,000 per year for support and administrative services, as well as reimburse Reinvent Capital for any out-of-

pocket expenses it incurs in connection with providing services or for office space under the Support Services Agreement. As of December 31, 2020, the Company paid $156,250 to Reinvent Capital as part of the Support Services Agreement and recognized the full amount in the statement of operations for the period from October 2, 2020 (inception) through December 31, 2020. For the period from October 2, 2020 through December 31, 2020, the Company incurred approximately $12,000 in reimbursable expenses paid by the Sponsor, which was recognized in the statement of operations and included in Due to Related Party on the balance sheet at December 31, 2020.

Hippo

Note Purchase Agreement (November 2020)

In November 2020, Hippo entered into a note purchase agreement permitting the issuance of up to an aggregate of $400 million in convertible notes (the “Hippo notes”). The Hippo notes provided for an annual payment-in-kind interest rate of 2.5%, or 5.0% after the 15-month anniversary of the interest commencement date if no conversion event had occurred, and 7.5% after the 21-month anniversary of the interest commencement date if no conversion event had occurred, with a maturity date of November 30, 2023. Under the terms of the Hippo notes, in certain circumstances, the unpaid principal of the Hippo notes, including any accrued but unpaid interest thereon, will convert into shares of Hippo capital stock. In connection with the Business Combination, the Hippo notes will convert into shares of Hippo common stock equal to ninety percent of the fair market value of the lowest price offered in the private placement in connection with the PIPE Investment. The table below sets forth the principal amount of the Hippo notes and the number of shares of Hippo common stock issued to Hippo directors, executive officers or beneficial owners of more than 5% of Hippo capital stock, or an affiliate or immediate family member thereof upon conversion of outstanding principal and unpaid, accrued interest under the Hippo notes:

Name	Note Principal ($)	Number of Shares of Common Stock
Mitsui Sumitomo Insurance Co., Ltd.(1)	350,000,000	39,396,604

(1)	Mitsui Sumitomo Insurance Co., Ltd. will beneficially own (in the aggregate) more than 5% of outstanding Hippo capital stock upon conversion of the Hippo notes.

Series E Preferred Stock Financing (July 2020)

In July 2020, Hippo issued an aggregate of 7,628,075 shares of Series E preferred stock at $19.6642 per share for aggregate proceeds to Hippo of approximately $150 million.

The table below sets forth the number of shares of Series E preferred stock sold to Hippo directors, executive officers or owners of more than 5% of a class of Hippo capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series E Preferred Stock	Aggregate Purchase Price ($)
Bond Capital Fund, LP(1)	915,369	17,999,999.09
Comcast Ventures, LP(2)	50,853	999,983.57
Fifth Wall Ventures, L.P.(3)	66,109	1,299,980.60
LEN FW Investor, LLC(4)	381,403	7,499,984.88
RPM Ventures III, L.P.(5)	50,853	999,983.57

(1)

Bond Capital Fund, LP and its affiliated funds beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series E preferred stock financing. Noah Knauf is currently, and was at the time of the Series E preferred stock financing, a member of the Hippo board of directors and a Member of the General Partner of Bond Capital Fund, LP.

(2)

Comcast Ventures, LP and its affiliates beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series E preferred stock financing. Sam Landman is currently, and was at the time of the Series E preferred stock financing, a member of the Hippo board of directors and is no longer currently, but was at the time, a Managing Director of Comcast Ventures, LP.

(3)	Fifth Wall Ventures, L.P. and their affiliated funds beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series E preferred stock financing.
(4)

LEN FW Investor, LLC beneficially owned more than 5% of the Hippo capital stock outstanding at the time of the Series E preferred financing. Eric Feder is an officer of the parent of LEN FW Investor, LLC and is currently, and was at the time of the Series E preferred stock financing, a member of Hippo’s board of directors.

(5)	RPM Ventures III, L.P. and its affiliates beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series E preferred stock financing.

Series D Preferred Stock Financing (July 2019)

In July and August 2019 and January 2020, Hippo issued an aggregate of 6,594,479 shares of Series D preferred stock at $15.1642 per share for aggregate proceeds to Hippo of approximately $100 million.

The table below sets forth the number of shares of Series D preferred stock sold to Hippo directors, executive officers or owners of more than 5% of a class of Hippo capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series D Preferred Stock	Aggregate Purchase Price ($)
Comcast Ventures, LP(1)	131,937	2,000,719.06
RPM Ventures III, LP(2)	294,304	4,462,884.72
Fifth Wall Ventures(3)	198,713	3,013,323.67
LEN FW Investor, LLC(4)	65,945	1,000,003.17
Fifth Wall Ventures SPV XVII, L.P.(3)	65,945	1,000,003.17

(1)

Comcast Ventures, LP and its affiliates beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series D preferred stock financing. Sam Landman is currently, and was at the time of the Series D preferred stock financing, a member of Hippo’s board of directors and is no longer currently, but was at the time, a Managing Director of Comcast Ventures, LP.

(2)	RPM Ventures III, L.P. and its affiliates beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series D preferred stock financing.
(3)

Fifth Wall Ventures, L.P., Fifth Wall Ventures SPV XVII, L.P. and their affiliated funds beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series D preferred stock financing.

(4)

LEN FW Investor, LLC beneficially owned more than 5% of the Hippo capital stock outstanding at the time of the Series D preferred financing. Eric Feder is an officer of the parent of LEN FW Investor, LLC and is currently, and was at the time of the Series E preferred stock financing, a member of Hippo’s board of directors.

Series C Preferred Stock Financing (October 2018)

In October and November 2018, Hippo issued an aggregate of 9,936,528 shares of its Series C preferred stock at $7.0447140192 per share for aggregate proceeds to Hippo of approximately $70 million.

The table below sets forth the number of shares of Series C preferred stock sold to Hippo directors, executive officers or owners of more than 5% of a class of Hippo capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series C Preferred Stock	Aggregate Purchase Price ($)
BGW Ventures II, LP(1)	654,949	4,613,928.40
RPM Ventures III, L.P.(1)	310,314	2,186,073.39
Fifth Wall Ventures, L.P.(2)	851,702	5,999,997.02
Fifth Wall Ventures SPV IV, L.P.(2)(3)	3,548,760	24,999,999.32
Comcast Ventures, LP(4)	1,119,705	7,888,001.51

(1)

RPM Ventures III, L.P., BGW Ventures II, LP and its affiliates beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series C preferred stock financing.

(2)

Fifth Wall Ventures, L.P., Fifth Wall Ventures SPV XVII, L.P. and their affiliated funds beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series C preferred stock financing.

(3)

LEN FW Investor, LLC may be deemed to beneficially own the Series C preferred stock directly owned by Fifth Wall Ventures SPV IV, L.P., and therefore may be deemed to have beneficially owned more than 5% of the Hippo capital stock outstanding at the time of the Series C preferred stock financing. Eric Feder is an officer of the parent of LEN FW Investor, LLC and is currently, and was at the time of the Series C preferred stock financing, a member of Hippo’s board of directors.

(4)

Comcast Ventures, LP and its affiliates beneficially owned (in the aggregate) more than 5% of the Hippo capital stock outstanding at the time of the Series C preferred stock financing. Sam Landman is currently, and was at the time of the Series C preferred stock financing, a member of Hippo’s board of directors and is no longer currently, but was at the time, a Managing Director of Comcast Ventures, LP.

Stock Transfer Agreements

Since January 1, 2018, the following directors, executive officers or beneficial owners of more than 5% of a class of Hippo capital stock transferred or received shares of Hippo capital stock pursuant to certain stock transfer agreements:

•	Stock Transfer Agreement by and between Assaf Wand and ICONIQ Strategic Partners IV, L.P. dated July 17, 2019.

•	Stock Transfer Agreement by and between Assaf Wand and FinTLV Ventures dated July 24, 2019.

•	Stock Transfer Agreement by and between Assaf Wand and HH SUM-II Holdings Limited, LP dated July 24, 2019.

•	Stock Transfer Agreement by and between Assaf Wand and ICONIQ Strategic Partners IV, L.P. dated July 24, 2019.

•	Stock Transfer Agreement by and between Assaf Wand and Hut 8 Ventures Hunter I, L.P. dated August 21, 2019.

•	Stock Transfer Agreement by and between Assaf Wand and the Wand Family Delaware Trust dated May 13, 2020.

•	Stock Transfer Agreement by and between the Wand Family Delaware Trust and Bond Capital Fund, LP dated July 20, 2020.

•	Stock Transfer Agreement by and between the Wand Family Delaware Trust and NPC Opportunity Fund dated July 20, 2020.

•	Stock Transfer Agreement by and between the Wand Family Delaware Trust and Innovius Capital Canopus I, L.P. dated July 21, 2020.

•	Stock Transfer Agreement by and between the Wand Family Delaware Trust and Celestial Ally Limited dated July 27, 2020.

•	Stock Transfer Agreement by and between Ran Harpaz and Innovius Capital Canopus I, L.P. dated July 21, 2020.

•	Stock Transfer Agreement by and between Ran Harpaz and Eric Reiner dated July 23, 2020.

•	Stock Transfer Agreement by and between Stewart Ellis and Innovius Capital Canopus I, L.P. dated July 21, 2020.

•	Stock Transfer Agreement by and between Aviad Pinkovezky and Innovius Capital Canopus I, L.P. dated July 21, 2020.

Warrants

In December 2017, Hippo issued a warrant to purchase common stock to Fifth Wall Ventures SPV IV, L.P., as amended in October 2018 and March 2021, for up to an aggregate of 4,738,051 shares at a warrant price of $0.01 per share.

In December 2018, Hippo issued a warrant to purchase common stock to Comcast Warranty and Home Insurance Agency, LLC, exercisable for up to an aggregate of 4,738,051 shares at a warrant price of $0.01 per share subject to the achievement of certain specified milestones. In December 2020, the warrant was amended to make it exercisable for up to 62,500 shares of Hippo common stock without any vesting requirements. Hippo expects that the warrant will be net exercised for such amount of shares immediately prior to the consummation of the Business Combination.

In April 2019, Hippo issued an option to purchase 2,465,454 shares of Series C-1 Preferred Stock to LEN FW Investor, LLC, pursuant to the Rights Agreement dated October 25, 2018 between the company, Fifth Wall Ventures SPV IV, L.P. and LEN FW Investor, LLC.

Director and Executive Officer Compensation

Please see “Executive Compensation” for information regarding the compensation of Hippo directors and executive officers.

Employment Agreements

Hippo has entered into employment agreements with its executive officers. For more information regarding these agreements, see “Executive Compensation — Employment and Officer Letter Agreements.”

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

Hippo has entered into or intends to enter into indemnification agreements with each of its directors and executive officers. These agreements will require Hippo to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Hippo, arising out of the person’s services as a director or executive officer. Hippo has obtained an insurance policy that insures Hippo directors and officers against certain liabilities, including liabilities arising under applicable securities laws. For additional information see “Description of Hippo Holdings Securities — Limitations on Liability and Indemnification of Officers and Directors.”

Investors’ Rights Agreement

Hippo entered into an amended and restated investors’ rights agreement with the purchasers of Hippo preferred stock, including entities with which certain of Hippo’s directors are affiliated. Upon the consummation of the Business Combination, the amended and restated investors’ rights agreement will terminate.

Voting Agreement

Hippo entered into an amended and restated voting agreement with certain holders of Hippo common stock and Hippo preferred stock. Upon the consummation of the Business Combination, the amended and restated voting agreement will terminate.

Right of First Refusal and Co-Sale Agreement

Hippo entered into an amended and restated right of first refusal and co-sale agreement with certain holders of Hippo common stock and Hippo preferred stock. Upon the consummation of the Business Combination, the amended and restated right of first refusal and co-sale agreement will terminate.

Registration Rights Agreement

For additional information, see “BCA Proposal — Related Agreements — Registration Rights Agreement.”

Promissory Notes

In May 2019, Hippo extended loans to each of the following of its executive officers in order to facilitate the early exercise of options to purchase shares of Hippo common stock pursuant to certain Secured Partial Recourse Promissory Note and Stock Pledge Agreements by and between Hippo and such executive officers: Assaf Wand, Hippo’s Chief Executive Officer, in the principal amount of $1,143,971.12, Stewart Ellis, Hippo’s Chief Financial Officer, in the principal amount of $1,112,284.56 and Ran Harpaz, Hippo’s Chief Technology Officer, in the principal amount of $870,000. Each of these loans and all interest accrued thereon will be forgiven upon the consummation of the Business Combination, subject to the respective executive officer’s continued employment through the consummation of the Business Combination.

Acquisition

In December 2020, Hippo acquired First Connect Insurance Services, a wholesale P&C insurance provider for independent agents interested in gaining access to the advanced quoting platforms that are provided by InsurTech companies. One of Hippo’s executive officers, Richard McCathron, was the President and Chief Executive Officer of First Connect Insurance services from 2012 to 2017 and owned greater than 10% of First Connect Insurance Services prior to the time of the transaction. The company paid Mr. McCathron $6.4 million for his equity interests in First Connect Insurance Services prior to the transaction.

Commercial Transactions

Spinnaker Insurance Company entered into a Homeowners Quota Share Reinsurance Contract with Mitsui Sumitomo Insurance Co., Ltd. effective January 1, 2021 relating to the cession of certain premiums and liabilities for business written by or through Hippo Analytics, Inc. Hippo expects the Homeowners Quota Share Reinsurance Contract to be material starting in the first quarter of 2021.

In February 2020, Comcast Neptune, LLC assumed the Master Services Agreement between Loop Labs, Inc. d/b/a Notion and Hippo. Comcast Neptune, LLC and its affiliated funds is a beneficial owner of more than 5% of outstanding Hippo capital stock. Hippo incurred a total of $3.2 million of expenses during the year ended December 31, 2020 related to this services agreement.

In October 2020, Hippo entered into a Master Services Agreement with Forecast Labs, LLC, which operates a startup studio for Comcast Ventures, LP, which provides accelerator and incubator services to select portfolio companies of Comcast Ventures. Comcast Ventures and its affiliated funds are beneficial owners of more than 5% of outstanding Hippo capital stock. Hippo incurred a total of $2.2 million of expenses during the years ended December 31, 2020 and 2019 related to this agreement.

In April 2019, Hippo entered into a Limited Liability Company Agreement with CalAtlantic Title Group, LLC, an affiliate of Lennar Insurance Agency, LLC, in connection with the acquisition of North American Advantage Insurance Services, LLC. Lennar Insurance Agency, LLC and its affiliated funds are beneficial owners of more than 5% of outstanding Hippo capital stock. Hippo incurred a total of $8.9 million of expenses during the years ended December 31, 2020 and 2019 related to this agreement.

In February 2019, Hippo entered into an Accelerate Agreement with Comcast Ventures, LLC. Comcast Ventures, LLC and its affiliated funds are beneficial owners of more than 5% of outstanding Hippo capital stock. Hippo incurred over $120,000 of expenses during the years ended December 31, 2020 and 2019 related to this services agreement.

In February 2018, Hippo entered into a Co-Marketing Program Agreement with Comcast Warranty and Home Insurance Agency, LLC. Comcast Warranty and Home Insurance, LLC and its affiliated funds are beneficial owners of more than 5% of outstanding Hippo capital stock. Hippo incurred a total of $500,000 of expenses during the years ended December 31, 2020, 2019 and 2018 related to this program agreement.

Policies and Procedures for Related Person Transactions

Effective upon the consummation of the Business Combination, the board of directors of Hippo Holdings will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of Hippo Holdings’ executive officers or directors;

•	any person who is known by the post-combination company to be the beneficial owner of more than 5% of Hippo Holdings’ voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Hippo Holdings’ voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Hippo Holdings’ voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Hippo Holdings will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

RTPZ is an exempted company incorporated under the Cayman Islands Companies Law. The Cayman Islands Companies Law and RTPZ’s memorandum and articles of association govern the rights of its shareholders. The Cayman Islands Companies Law differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the memorandum and articles of association will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of Hippo Holdings, your rights will differ in some regards as compared to when you were a shareholder of RTPZ.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of RTPZ and Hippo Holdings according to applicable law or the organizational documents of RTPZ and Hippo Holdings.

This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of RTPZ, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to Hippo Holdings and RTPZ, respectively.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of	Under the Cayman Islands Companies Law and RTPZ’s amended and restated memorandum and articles of

	Delaware	Cayman Islands
	shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	association law, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal D).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors of RTPZ owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be unlimited, except with regard to their own fraud or willful default.

DESCRIPTION OF HIPPO HOLDINGS SECURITIES

The following summary of certain provisions of Hippo Holdings securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex B and Annex C, respectively.

Authorized Capitalization

General

The total amount of Hippo Holdings’ authorized capital stock consists of [                ] shares of Hippo Holdings common stock, par value $0.0001 per share, and [                ] shares of Hippo Holdings preferred stock, par value $0.0001 per share. Hippo Holdings expects to have approximately [581,868,081] shares of Hippo Holdings common stock outstanding immediately after the consummation of the Business Combination, excluding contingent shares and assuming no public shareholders exercise their redemption rights in connection with the Business Combination.

The following summary describes all material provisions of Hippo Holdings’ capital stock. Hippo Holdings urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively).

Preferred Stock

The Board of Hippo Holdings has authority to issue shares of Hippo Holdings’ preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of Hippo Holdings’ preferred stock could have the effect of decreasing the trading price of Hippo Holdings’ common stock, restricting dividends on Hippo Holdings’ capital stock, diluting the voting power of Hippo Holdings’ common stock, impairing the liquidation rights of Hippo Holdings’ capital stock, or delaying or preventing a change in control of Hippo Holdings.

Common Stock

Hippo Holdings common stock is not entitled to preemptive or other similar subscription rights to purchase any of Hippo Holdings’ securities. Hippo Holdings common stock is neither convertible nor redeemable. Unless Hippo Holdings’ board of directors determines otherwise, Hippo Holdings will issue all of Hippo Holdings’ capital stock in uncertificated form.

Voting Rights

Each holder of Hippo Holdings common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, as provided by the Proposed Certificate of Incorporation. The Proposed Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Proposed Bylaws or the Proposed Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights. In addition, the affirmative vote of holders of 66 2/3% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to amending our amended and restated bylaws, the classified board and director liability.

Dividend Rights

Each holder of shares of Hippo Holdings’ capital stock is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of Hippo Holdings’ assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of Hippo Holdings’ Preferred Stock, if any, and any contractual limitations on Hippo Holdings’ ability to declare and pay dividends.

Other Rights

Each holder of Hippo Holdings common stock is subject to, and may be adversely affected by, the rights of the holders of any series of Hippo Holdings preferred stock that Hippo Holdings may designate and issue in the future.

Liquidation Rights

If Hippo Holdings is involved in voluntary or involuntary liquidation, dissolution or winding up of Hippo Holdings’ affairs, or a similar event, each holder of Hippo Holdings common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of Hippo Holdings preferred stock, if any, then outstanding.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of Hippo Holdings. Hippo Holdings expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Hippo Holdings to first negotiate with the Board, which Hippo Holdings believes may result in an improvement of the terms of any such acquisition in favor of Hippo Holdings’ stockholders. However, they also give the Board the power to discourage mergers that some stockholders may favor.

Undesignated Preferred Stock

The Proposed Certificate of Incorporation provides the Board with the ability to authorize undesignated preferred stock will make it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Hippo Holdings. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Hippo Holdings.

Special Meetings of Stockholders

The Proposed Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) the Chairperson of the Board, (b) the Board, (c) the Chief Executive Officer of Hippo Holdings or (d) the President of Hippo Holdings, provided that such special meeting may be postponed, rescheduled or cancelled by the Board or other person calling the meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Proposed Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Action by Written Consent

The Proposed Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting.

Removal of Directors

The Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of Hippo Holdings entitled to vote at an election of directors.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (1) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under the Proposed Certificate of Incorporation, Hippo Holdings opted out of Section 203 of the DGCL, but will provide other similar restrictions regarding takeovers by interested stockholders.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation provides that Hippo Holdings will indemnify Hippo Holdings’ officers and directors to the fullest extent authorized or permitted by applicable law. Hippo Holdings expects to enter into agreements to indemnify Hippo Holdings’ directors, executive officers and other employees as determined by the Board. Under the Proposed Bylaws, Hippo Holdings is required to indemnify each of Hippo Holdings’ directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of Hippo Holdings or was serving at Hippo Holdings’ request as a director, officer, employee or agent for another entity. Hippo Holdings must indemnify Hippo Holdings’ officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of Hippo Holdings, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Proposed Bylaws also require Hippo Holdings to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by Hippo Holdings. Any claims for indemnification by Hippo Holdings’ directors and officers may reduce Hippo Holdings’ available funds to satisfy successful third-party claims against Hippo Holdings and may reduce the amount of money available to Hippo Holdings.

Exclusive Jurisdiction of Certain Actions

Our Proposed Certificate of Incorporation and Proposed Bylaws, which will become effective immediately prior to the completion of the Business Combination, will provide, that: (i) unless Hippo Holdings consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of Hippo Holdings, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of Hippo Holdings’ current or former director, officer, other employee, agent or stockholder to the company or Hippo Holdings’ stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against the company or any of our current or former director, officer, employee, agent or stockholder arising pursuant to any provision of the Delaware General Corporation Law or the Proposed Certificate of Incorporation, Proposed Bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; (ii) unless Hippo Holdings consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the company will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause Hippo Holdings irreparable harm, and Hippo Holdings will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Nothing in the Proposed Certificate of Incorporation or Proposed Bylaws precludes stockholders that assert claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

Although the Proposed Certificate of Incorporation or Proposed Bylaws will contain, the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Transfer Agent

The transfer agent for Hippo Holdings common stock will be Continental Stock Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF HIPPO HOLDINGS SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Hippo Holdings common stock or Hippo Holdings warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Hippo Holdings at the time of, or at any time during the three months preceding, a sale and (ii) Hippo Holdings is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Hippo Holdings was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Hippo Holdings common stock shares or Hippo Holdings warrants for at least six months but who are affiliates of Hippo Holdings at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of Hippo Holdings common stock then outstanding; or

•	the average weekly reported trading volume of Hippo Holdings’ common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Hippo Holdings under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Hippo Holdings.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell the Founder Shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after RTPZ has completed RTPZ’s initial business combination.

RTPZ anticipates that following the consummation of the Business Combination, Hippo Holdings will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

Hippo Holdings’ Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. Hippo Holdings’ Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of Hippo Holdings’ board of directors, (ii) otherwise properly brought before such meeting by or at the direction of Hippo Holdings’ board of directors or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of Hippo Holdings both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in Hippo Holdings’ Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for Hippo Holdings’ annual meeting of stockholders, Hippo Holdings’ secretary must receive the written notice at Hippo Holdings’ principal executive offices:

•	not earlier than the 90th day; and

•	not later than the 120th day,

before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or Hippo Holdings holds its annual meeting of stockholders more than more than 30 days before or more than 60 days after the one- year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

We currently anticipate the 2022 annual meeting of stockholders of Hippo Holdings will be held no later than [            ], 2022. Nominations and proposals also must satisfy other requirements set forth in the bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2022 annual general meeting pursuant to Rule 14a-8 must be received at Hippo Holdings’ principal office a reasonable time before Hippo Holdings begins to print and send its proxy materials and must comply with Rule 14a-8.

Stockholder Director Nominees

Hippo Holdings’ Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of Hippo Holdings’ Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by Hippo Holdings’ Proposed Bylaws. In addition, the stockholder must give timely notice to Hippo Holdings’ secretary in accordance with Hippo Holdings’ Proposed Bylaws, which, in general, require that the notice be received by Hippo Holdings’ secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with RTPZ’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Reinvent Technology Partners Z, 215 Park Avenue, Floor 11 New York, New York 10003. Following the Business Combination, such communications should be sent in care of Hippo Holdings, 150 Forest Avenue, Palo Alto, CA 94301. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Sullivan & Cromwell LLP, New York, New York, has passed upon the validity of the securities of Hippo Holdings offered by this proxy statement/prospectus.

EXPERTS

The financial statements of Reinvent Technology Partners Z as of and for the period from October 22, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report thereon, and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Hippo Enterprises Inc. and Subsidiaries at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020 included in this proxy statement/prospectus of Reinvent Technology Partners Z, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Spinnaker Insurance Company at December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 included in this proxy statement/prospectus have been audited by Mazars USA LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, RTPZ and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of RTPZ’s annual report to shareholders and RTPZ’s proxy statement. Upon written or oral request, RTPZ will deliver a separate copy of the annual report to shareholders or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that RTPZ deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that RTPZ deliver single copies of such documents in the future. Shareholders may notify RTPZ of their requests by calling or writing RTPZ at its principal executive offices at 215 Park Avenue, Floor 11 New York, New York 10003 or (212) 457-1272.

ENFORCEABILITY OF CIVIL LIABILITY

RTPZ is a Cayman Islands exempted company. If RTPZ does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon RTPZ. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against RTPZ in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, RTPZ may be served with process in the United States with respect to actions against RTPZ arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of RTPZ’s securities by serving RTPZ’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

RTPZ has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

RTPZ files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on RTPZ at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, RTPZ’s corporate website under the heading “Documents,” at http://www.reinventtechnologypartners.com. RTPZ’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to RTPZ has been supplied by RTPZ, and all such information relating to Hippo has been supplied by Hippo, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

This document is a proxy statement/prospectus of the Company for the extraordinary general meeting. We have not authorized anyone to give any information or make any representation about the Mergers, us or RTPZ that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies. If you would like additional copies of this proxy statement/prospectus or you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

Individuals call toll-free: [                ]

Banks and Brokerage Firms, please call: [                ]

Email: [                ]

If you are a stockholder of RTPZ and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Morrow Sodali, Morrow Sodali will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/ prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

INDEX TO FINANCIAL STATEMENTS

REINVENT TECHNOLOGY PARTNERS Z

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2019 and December 31, 2020

Schedules other than those listed above are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

SPINNAKER INSURANCE COMPANY

Consolidated Financial Statements

Years Ended December 31, 2019 and December 31, 2020

Unaudited Consolidated Financial Statements

As of and for the six months ended June 30, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Reinvent Technology Partners Z

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Reinvent Technology Partners Z (the “Company”), as of December 31, 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the period from October 2, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from October 2, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 5, 2021

REINVENT TECHNOLOGY PARTNERS Z

BALANCE SHEET

DECEMBER 31, 2020

Assets:
Current assets:
Cash	$622,985
Prepaid expenses	1,074,689

Total current assets	1,697,674
Cash and investments held in Trust Account	230,018,693

Total Assets	$231,716,367

Liabilities and Shareholders’ Equity:
Current liabilities:
Accrued expenses	$139,684
Due to related party	11,560

Total current liabilities	151,244
Deferred legal fees	200,000
Deferred underwriting commissions	8,050,000

Total liabilities	8,401,244
Commitments and Contingencies
Class A ordinary shares; 21,831,512 shares subject to possible redemption at $10.00 per share	218,315,120
Shareholders’ Equity:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 1,168,488 shares issued and outstanding (excluding 21,831,512 shares subject to possible redemption)	117
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding	575
Additional paid-in capital	5,230,984
Accumulated deficit	(231,673)

Total shareholders’ equity	5,000,003

Total Liabilities and Shareholders’ Equity	$231,716,367

The accompanying notes are an integral part of these financial statements.

REINVENT TECHNOLOGY PARTNERS Z

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM OCTOBER 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

General and administrative expenses	$250,366

Loss from operations	(250,366)
Unrealized gain on investments held in Trust Account	18,693

Net loss	$(231,673)

Basic and diluted weighted average shares outstanding of Class A ordinary shares	23,000,000

Basic and diluted net loss per ordinary share	$—

Basic and diluted weighted average shares outstanding of Class B ordinary shares	5,750,000

Basic and diluted net loss per ordinary share	$(0.04)

The accompanying notes are an integral part of these financial statements.

REINVENT TECHNOLOGY PARTNERS Z

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM OCTOBER 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Ordinary Shares				Additional Paid-in Capital		Total Shareholders’ Equity
	Class A		Class B			Accumulated Deficit
	Shares	Amount	Shares	Amount
Balance — October 2, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Sale of units in initial public offering, gross	23,000,000	2,300	—	—	229,997,700	—	230,000,000
Offering costs	—	—	—	—	(13,078,204)	—	13,078,204)
Sale of private placement warrants to Sponsor	—	—	—	—	6,600,000	—	6,600,000
Shares subject to possible redemption	(21,831,512)	(2,183)	—	—	(218,312,937)	—	(218,315,120)
Net loss	—	—	—	—	—	(231,673)	(231,673)

Balance — December 31, 2020	1,168,488	$117	5,750,000	$575	$5,230,984	$(231,673)	$5,000,003

The accompanying notes are an integral part of these financial statements.

REINVENT TECHNOLOGY PARTNERS Z

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM OCTOBER 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows from Operating Activities:
Net loss	$(231,673)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	25,000
Unrealized gain on investments held in Trust Account	(18,693)
Changes in operating assets and liabilities:
Prepaid expenses	(1,074,689)
Accrued expenses	54,684
Due to related party	11,560

Net cash used in operating activities	(1,233,811)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(230,000,000)

Net cash used in investing activities	(230,000,000)

Cash Flows from Financing Activities:
Repayment of note payable to related party	(60,093)
Proceeds received from initial public offering, gross	230,000,000
Proceeds received from private placement	6,600,000
Offering costs paid	(4,683,111)

Net cash provided by financing activities	231,856,796

Net increase in cash	622,985
Cash — beginning of the period	—

Cash — ending of the period	$622,985

Supplemental disclosure of noncash investing and financing activities:
Offering costs included in accrued expenses	$85,000
Offering costs paid through note payable — related party	$60,093
Deferred legal fees	$200,000
Deferred underwriting commissions	$8,050,000
Change in value of Class A ordinary shares subject to possible redemption	$218,315,120

The accompanying notes are an integral part of these financial statements.

REINVENT TECHNOLOGY PARTNERS Z

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

Reinvent Technology Partners Z, formerly known as Reinvent Technology Partners B (the “Company”), is a blank check company incorporated as a Cayman Islands exempted company on October 2, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).

All activity for the period from October 2, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below, and, subsequent to the Initial Public Offering, the search for a target company for a Business Combination. The Company has selected December 31 as its fiscal year end. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the net proceeds derived from the Initial Public Offering and Private Placement (defined below).

The Company’s sponsor is Reinvent Sponsor Z LLC, a Cayman Islands limited liability company (“Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on November 18, 2020. On November 23, 2020, the Company consummated its Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units, the “Public Shares”), including 3,000,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $230.0 million, and incurring offering costs of approximately $13.1 million, inclusive of approximately $8.1 million in deferred underwriting commissions (Note 6).

Substantially concurrently with the closing of the Initial Public Offering, the Company consummated the private placement (the “Private Placement”) of 4,400,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $6.6 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $230.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, or the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in Trust) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account. The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the Company’s amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares (as defined in Note 5) prior to the Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares and any Public Shares purchased by them during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers and directors agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or 27 months from the closing of the Initial Public Offering if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of the Initial Public Offering (as such period may be extended, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to fund its working capital requirements, subject to an annual limit of $165,000, and/or to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the period presented.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity and Capital Resources

As of December 31, 2020, the Company had approximately $623,000 in its operating bank accounts, and working capital of approximately $1.5 million.

The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from the Sponsor to cover certain expenses in exchange for the issuance of the Founder Shares (see Note 5), the loan of approximately $60,000 from the Sponsor pursuant to the Note (see Note 5), and the proceeds from the consummation of the Initial Public Offering and Private Placement not held in the Trust Account. The Company fully repaid the Note as of November 23, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). As of December 31, 2020, there were no amounts outstanding under any Working Capital Loan.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination and one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Risk and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions.

These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an initial Business Combination may be materially adversely affected due to significant governmental measures that have been, and may in the future be, implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an initial Business Combination in a timely manner. The Company’s ability to consummate an initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in unrealized loss on investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000, and investments held in Trust Account. At December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2020, the carrying values of cash, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of investments held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that invest in U.S. government securities, or a combination thereof. The fair value for trading securities is determined using quoted market prices in active markets.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting and other costs incurred that were directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 21,831,512 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Income Taxes

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Ordinary Share

Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 9,000,000, of the Company’s Class A ordinary shares in the calculation of diluted net income (loss) per share, since their inclusion would be anti-dilutive under the treasury stock method.

The Company’s statement of operations includes a presentation of net income (loss) per share for ordinary shares subject to redemption in a manner similar to the two-class method of net income (loss) per share. Net income (loss) per ordinary share, basic and diluted for Class A ordinary shares is calculated by dividing the interest income (loss) earned on investments held in the Trust Account, net of applicable taxes and interest to fund working capital requirements, subject to an annual limit of $165,000, available to be withdrawn from the Trust Account, resulting in income of approximately $19,000 for the period from October 2, 2020 (inception) through December 31, 2020, by the weighted average number of Class A ordinary shares outstanding for the period. Net income (loss) per ordinary share, basic and diluted for Class B ordinary shares is calculated by dividing the net income (loss), less net income (loss) attributable to Class A ordinary shares by the weighted average number of Class B ordinary shares outstanding for the period.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On November 23, 2020, the Company consummated its Initial Public Offering of 23,000,000 Units, including 3,000,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $230.0 million, and incurring offering costs of approximately $13.1 million, inclusive of approximately $8.1 million in deferred underwriting commissions.

Each Unit consists of one Class A ordinary share and one-fifth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement

Substantially concurrently with the closing of the Initial Public Offering, the Company consummated the Private Placement of 4,400,000 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $6.6 million.

Each Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis, except as described in Note 7, so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Note 5 — Related Party Transactions

Founder Shares

On October 7, 2020, the Sponsor paid an aggregate of $25,000 to cover for certain expenses on behalf of the Company in exchange for issuance of 5,750,000 ordinary shares (the “Founder Shares”). The Sponsor agreed to forfeit up to an aggregate of 750,000 Founder Shares to the extent that the option to purchase additional units was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters fully exercised their over-allotment option on November 19, 2020; thus, those Founder Shares were no longer subject to forfeiture.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (1) one year after the completion of the initial Business Combination; and (2) subsequent to the initial Business Combination (x) if the last reported sale price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Related Party Loans

On October 7, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the earlier of December 31, 2021 and the closing of the Initial Public Offering. The Company borrowed approximately $60,000 under the Note, and fully repaid this on November 20, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

Support Services Agreement

The Company entered into the Support Services Agreement that provides that, commencing on the date that the Company’s securities were first listed on the NYSE through the earlier of consummation of the initial Business Combination and the liquidation, the Company will pay Support Services Fees to Reinvent Capital that total $625,000 per year for support and administrative services, as well as reimburse Reinvent Capital for any out-of-pocket expenses it incurs in connection with providing services or for office space under the Support Services Agreement. As of December 31, 2020, the Company paid $156,250 to Reinvent Capital as part of the Support Services Agreement and recognized approximately $52,000 in the statement of operations for the period from October 2, 2020 (inception) through December 31, 2020, the balance of approximately $104,000 in included in Prepaid Expenses on the balance sheet at December 31, 2020.

In addition, the Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made from funds held outside the Trust Account, including funds released from the Trust Account to pay for working capital, subject to an annual limit of $165,000. For the period from October 2, 2020 through December 31, 2020, the Company incurred approximately $12,000 in reimbursable expenses paid by Reinvent Capital under the Support Services Agreement, which was recognized in the statement of operations and included in Due to Related Party on the balance sheet at December 31, 2020.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the final prospectus to purchase up to 3,000,000 Over-Allotment Units at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters fully exercised their over-allotment option on November 19, 2020.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $4.6 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or $8.05 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 7 — Shareholders’ Equity

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. At November 23, 2020, there were 23,000,000 Class A ordinary shares issued or outstanding, including 21,831,512 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On November 23, 2020, 5,750,000 Class B ordinary shares were issued and outstanding. Of the 5,750,000 Class B ordinary shares, an aggregate of up to 750,000 Class B ordinary shares that were subject to forfeiture, to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. The underwriters fully exercised their over-allotment option on November 19, 2020; thus, those Founder Shares were no longer subject to forfeiture.

Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to the initial Business Combination, holders of Class B ordinary shares will have the right to appoint all of the Company’s directors and remove members of the board of directors for any reason, and holders of Class A ordinary shares will not be entitled to vote on the appointment of directors during such time.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share. At November 23, 2020, there were no preference shares issued or outstanding.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, requires holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the completion of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable, except as described below, so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of Class A ordinary shares for any 20 trading days within a30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and

•

if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares shall mean the volume-weighted average price of Class A ordinary shares for the 10 trading days following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8 — Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$230,017,782	$—	$—
Cash equivalents — money market funds	911	—	—

	$230,018,693	$—	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the period from July 3, 2020 (inception) through December 31, 2020.

Level 1 instruments include investments in money market funds and U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields and quoted market prices from dealers or brokers.

Note 9 — Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through March 5, 2021, the date the financial statements were issued, require potential adjustment to or disclosure in the financial statements and has concluded that, other than as described below, all such events that would require recognition or disclosure have been recognized or disclosed.

Proposed Hippo Business Combination

On February 23, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hippo Enterprises Inc., a Delaware corporation (“Hippo”), and RTPZ Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub”). The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Hippo Business Combination”): (i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), (a) Merger Sub will merge with and into Hippo, the separate corporate existence of Merger Sub will cease and Hippo will be the surviving corporation and a wholly owned subsidiary of the Company (the “First Merger”) and (b) immediately following the First Merger, Hippo (as the surviving corporation of the First Merger) will merge with and into the Company, the separate corporate existence of Hippo will cease and the Company will be the surviving corporation (the “Second Merger” and, together with the First Merger, the “Mergers”); (ii) as a result of the Merger, among other things, all outstanding shares of capital stock of Hippo will be canceled in exchange for the right to receive, in the aggregate, a number of shares of RTPZ Common Stock (as defined below) equal to the quotient obtained by dividing (x) $5,522,000,000 (representing the enterprise value of $5,000,000,000 plus Hippo’s cash as of December 31, 2020 ($522,000,000)) by (y) $10.00; and (iii) upon the effective time of the Domestication (as defined below), the Company will immediately be renamed “Hippo Holdings Inc.”

Prior to the Closing, subject to the approval of the Company’s shareholders, and in accordance with the DGCL, Cayman Islands Companies Act (as revised) (the “CICA”) and the Company’s amended and restated memorandum and articles of association, the Company will effect a deregistration under the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company, will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, of the Company (after its Domestication) (the “RTPZ Common Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of the Company, will convert automatically, on a one-for-one basis, into a share of RTPZ Common Stock, (iii) each then issued and outstanding warrant to acquire the Company’s Class A Ordinary Shares will convert automatically into a warrant to acquire an equal number of shares of RTPZ Common Stock (“Domesticated RTPZ Warrant”), and (iv) each then issued and outstanding unit of the Company (the “Cayman RTPZ Units”) will convert automatically into a share of RTPZ Common Stock, on a one-for-one basis, and one-fifth of one Domesticated RTPZ Warrant.

On March 3, 2021, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 55 million shares of RTPZ Common Stock for an aggregate purchase price equal to $550 million (the “PIPE Investment”).

The consummation of the proposed Hippo Business Combination is subject to certain conditions as further described in the Merger Agreement.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Hippo Enterprises Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hippo Enterprises Inc. and Subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019

San Francisco, California

March 25, 2021

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In millions, except share and per share data)

	As of December 31,
	2020	2019
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$56.0	$—
Short-term investments	—	96.5

Total investments	56.0	96.5
Cash and cash equivalents	452.3	23.3
Restricted cash	40.1	18.7
Accounts receivable, net of allowance of $0.5 and $0, respectively	37.1	3.5
Reinsurance recoverable on paid and unpaid losses and LAE	134.1	—
Deferred policy acquisition costs	1.9	—
Ceding commissions receivable	21.3	—
Prepaid reinsurance premiums	129.4	—
Property and equipment	0.9	0.9
Capitalized internal use software	14.7	7.8
Goodwill	47.8	1.9
Intangible assets	33.9	15.6
Other assets	9.9	2.3

Total assets	$979.4	$170.5

Liabilities, convertible preferred stock, and stockholders’ deficit
Liabilities:
Loss and loss adjustment expense reserve	$105.1	$—
Unearned premiums	150.3	—
Reinsurance premiums payable	86.1	—
Provision for commission	28.2	12.9
Fiduciary liabilities	17.5	10.5
Convertible promissory notes	273.0	—
Derivative liability on notes	113.3	—
Contingent consideration liability	12.0	13.8
Preferred stock warrant liabilities	22.9	6.7
Accrued expenses and other liabilities	25.7	14.6

Total liabilities	834.1	58.5
Commitments and contingencies (Note 14)
Convertible preferred stock:
Preferred stock, $0.000001 par value per share; 46,479,310 and 38,851,220 shares authorized as of December 31, 2020 and 2019, respectively; 43,985,178 and 36,035,688 shares issued and outstanding as of December 31, 2020 and 2019, respectively; Liquidation preferences of $359.4 million and $204.5 million as of December 31, 2020 and 2019, respectively	344.8	190.3
Stockholders’ deficit
Common stock, $0.000001 par value per share; 83,830,000 and 71,000,000 shares authorized as of December 31, 2020 and 2019, respectively; 13,307,826 and 12,069,742 shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	56.9	36.7
Accumulated other comprehensive income	0.1	0.1
Accumulated deficit	(256.6)	(115.1)

Total Hippo Enterprises Inc. stockholders’ deficit	(199.6)	(78.3)
Noncontrolling interest	0.1	—

Total stockholders’ deficit	(199.5)	(78.3)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$979.4	$170.5

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

(In millions, except share and per share data)

	Year ended December 31,
	2020	2019
Revenue:
Net earned premium	$17.1	$—
Commission income, net	27.1	28.9
Service and fee income	6.3	3.6
Net investment income	1.1	2.2

Total revenue	51.6	34.7
Expenses:
Losses and loss adjustment expenses	25.3	—
Insurance related expenses	19.3	7.1
Technology and development	18.0	7.7
Sales and marketing	69.4	66.3
General and administrative	36.8	34.6
Interest and other expense	26.0	2.0

Total expenses	194.8	117.7

Loss before income taxes	(143.2)	(83.0)
Income taxes (benefit) expense	(1.8)	0.1

Net loss	(141.4)	(83.1)

Net income attributable to noncontrolling interests, net of tax	0.1	—

Net loss attributable to Hippo Enterprises Inc.	$(141.5)	$(83.1)

Other comprehensive income:
Change in net unrealized gain on available-for-sale securities, net of tax	—	0.1

Comprehensive loss	$(141.5)	$(83.0)

Per share data:
Net loss attributable to Hippo Enterprises Inc.—basic and diluted	$(141.5)	$(83.1)

Weighted-average shares used in computing net loss per share attributable to Hippo Enterprises Inc.—basic and diluted	12,495,509	10,652,088

Net loss per share attributable to Hippo Enterprises Inc.—basic and diluted	$(11.32)	$(7.80)

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

(In millions, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Hippo Enterprises Inc. Stockholders’ Deficit	Noncontrolling Interests	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	28,627,021	$87.3	8,586,503	$—	$13.9	$—	$(32.0)	$(18.1)	$—	$(18.1)
Net loss	—	—	—	—	—	0.1	(83.1)	(83.0)	—	(83.0)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—
Issuance of Series C preferred stock, net of issuance costs	1,135,603	8.0	—	—	—	—	—	—	—	—
Issuance of Series D preferred stock, net of issuance costs	6,273,064	95.0	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of warrants	—	—	58,500	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,212,945	—	0.9	—	—	0.9	—	0.9
Vesting of early exercised stock options	—	—	56,791	—	0.1	—	—	0.1	—	0.1
Vesting of restricted stock awards	—	—	2,155,003	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	21.8	—	—	21.8	—	21.8

Balance at December 31, 2019	36,035,688	$190.3	12,069,742	$—	36.7	0.1	(115.1)	(78.3)	—	$(78.3)

Net loss	—	$—	—	$—	$—	$—	$(141.5)	$(141.5)	$0.1	$(141.4)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—
Issuance of Series D preferred stock, net of issuance costs	321,415	4.8	—	—	—	—	—	—	—	—
Issuance of Series E preferred stock, net of issuance costs	7,628,075	149.7	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,179,870	—	2.5	—	—	2.5	—	2.5
Vesting of early exercised stock options	—	—	38,694	—	—	—	—	—	—	—
Vesting of restricted stock awards	—	—	19,520	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	17.7	—	—	17.7	—	17.7

Balance at December 31, 2020	43,985,178	$344.8	13,307,826	$—	$56.9	$0.1	$(256.6)	$(199.6)	$0.1	$(199.5)

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions)

	Year ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(141.4)	$(83.1)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment, intangible assets and capitalized internal use software	6.7	2.9
Share–based compensation expense	17.2	21.6
Change in fair value of preferred stock warrant liabilities	16.2	2.0
Change in fair value of contingent consideration liability	3.4	1.9
Change in fair value of derivative liability on notes	6.2	—
Other	1.3	(0.8)
Changes in assets and liabilities, net of effect from business acquisitions:
Accounts receivable, net	(14.7)	(1.6)
Reinsurance recoverable on paid and unpaid losses and LAE	(17.7)	—
Deferred policy acquisition costs	(0.9)	—
Ceding commissions receivable	(3.4)	—
Prepaid reinsurance premiums	2.5	—
Other assets	(6.9)	(1.7)
Provision for commission slide and cancellations	15.3	11.2
Fiduciary liabilities	6.9	7.4
Accrued expenses and other liabilities	4.0	11.1
Loss and loss adjustment expense reserves	11.8	—
Unearned premiums	18.1	—
Reinsurance premiums payable	10.0	—

Net cash used in operating activities	(65.4)	(29.1)

Cash flows from investing activities:
Capitalized internal use software costs	(9.0)	(5.7)
Purchase of intangible assets	—	(3.7)
Purchases of property and equipment	(0.4)	(0.9)
Purchases of investments	(16.7)	(121.2)
Maturities of investments	76.8	59.8
Sales of investments	30.7	—
Cash paid for acquisition, net of cash acquired	(83.7)	(0.6)

Net cash used in investing activities	(2.3)	(72.3)

Cash flows from financing activities:
Proceeds from Series C preferred stock, net of issuance costs	—	8.0
Proceeds from Series D preferred stock, net of issuance costs	4.9	95.0
Proceeds from Series E preferred stock, net of issuance costs	149.7	—
Proceeds from exercise of options	2.4	1.0
Payments of contingent consideration	(3.9)	(2.6)
Proceeds from promissory notes, net of issuance costs	365.0	—

Net cash provided by financing activities	518.1	101.4

Net increase in cash, cash equivalents, and restricted cash	450.4	0.0
Cash, cash equivalents, and restricted cash at the beginning of the year	42.0	42.0

Cash, cash equivalents, and restricted cash at the end of the year	$492.4	$42.0

Supplemental disclosures of non-cash financing and investing activities:
Acquisition related contingent consideration	$—	$14.9
Convertible promissory notes issued for asset acquisition	12.5	—
Share-based compensation expense capitalized for internal use software	(0.5)	(0.3)
Purchases of software, accrued but unpaid	(0.4)	—

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Hippo Enterprises Inc., the holding company, was incorporated in January 2019 in Delaware (together with its subsidiaries, the “Company”). On October 3, 2019, the Company completed a corporate re-organization (a common control transaction) to improve its overall corporate structure, in which it brought under its control Hippo Analytics Inc., which was incorporated in October 2015 in Delaware, along with Hippo Analytics Inc.’s other subsidiaries.

Results of operations for 2019 comprise those of the previously separate entities (the Company and Hippo Analytics Inc. and subsidiaries) combined from the beginning of the period to October 2019 (the date the transaction was completed) and those of the combined operations from October to the end of the period. By eliminating the effects of intra-entity transaction in determining the results of operations for the period before the combination, these results are substantially the same as the results of operations for the period after the date of combination. The Company is headquartered in Palo Alto, California, with its insurance operations headquartered in Austin, Texas. The Company’s goal is to make homes safer and better protected so customers spend less time worrying about the burdens of homeownership and more time enjoying their lives within their homes. Harnessing real-time data, smart home technology, and a growing suite of home services, thereby create a vertically integrated home protection platform.

In January 2020, the Company began assuming insurance risk of policies underwritten by Hippo through a wholly owned Cayman domiciled insurance captive, RH Solutions Ltd. (“RHS”). In August 2020, the Company acquired its largest insurance carrier partner, Spinnaker Insurance Company (“Spinnaker”). Beginning in September, in connection with the acquisition of Spinnaker, the Company also retains portions of direct insurance risk for programs underwritten by third parties. The amount of risk retention is varied across the different programs. The Company retained an average of 10% risk across all programs.

The Company provides personal property insurance brokerage services and underwrites insurance policies. The Company’s subsidiaries are licensed insurance companies and agencies including a licensed insurance program manager, producers, and insurance carriers. As of December 31, 2020, the Company was licensed as an insurance agency in 50 states and the District of Columbia and currently underwrites and distributes policies in 32 states as a managing general agent, and Spinnaker writes commercial and personal lines products and is a licensed property casualty carrier in all 50 states and the District of Columbia. The Company distributes insurance products and services (e.g., claims processing) through its innovative technology platform. The Company offers its policies online, over the phone, or through licensed insurance agents. The insurance products offered through Hippo Analytics Inc. primarily include homeowners’ insurance against risks of fire, wind, and theft.

Basis of Presentation and Consolidation

The consolidated financial statements and accompanying notes of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The Company assesses whether they are the primary beneficiary of a variable interest entity (“VIE”) at the inception of the arrangement and at each reporting date. If the Company is the primary beneficiary, the Company consolidates the VIE and records noncontrolling interest in consolidated financial statements to recognize the minority ownership interest. If the Company is not the primary beneficiary of a VIE, the Company accounts for the investment or other variable interests in a VIE applicable U.S. GAAP.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, loss and loss adjustment expense (“LAE”) reserves, provision for commission, reinsurance recoverable on paid and unpaid losses and LAE, the fair values of investments, common stock, share-based awards, preferred stock warrant liabilities, contingent consideration liabilities, embedded derivative liabilities, acquired intangible assets and goodwill, deferred tax assets and uncertain tax positions, and revenue recognition. The Company evaluates these estimates on an ongoing basis. These estimates are informed by experience and other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ significantly from these estimates.

Segment Information

The Company’s chief operating decision maker reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company has a single operating and reportable segment structure. All the Company’s long-lived assets are in the United States.

Cash, Cash Equivalents, and Restricted Cash

Cash consists of cash on deposit. The Company considers all highly liquid securities readily convertible to cash, that mature within three months or less from the original date of purchase to be cash equivalents. The Company’s restricted cash relates to cash restricted to support issued letter of credits and collateral to insurers. The Company’s restricted cash also includes fiduciary assets.

Fiduciary Assets and Liabilities

In its capacity as an insurance agent and broker, the Company collects premiums from insureds and, after deducting its commission, remits the premiums to the respective insurers. The Company also processes claims on behalf of insurers and collects claims from insurers on behalf of insureds. Premiums collected from insureds but not yet remitted to insurance companies and claims collected from insurance companies but not yet remitted to insureds are fiduciary assets. Fiduciary assets are recorded within restricted cash in the Company’s consolidated balance sheets. Unremitted insurance premiums and claims are held in a fiduciary capacity and the obligation to remit these funds is recorded as fiduciary liabilities in the consolidated balance sheets.

Investments

The Company has categorized its investment portfolio as available-for-sale and has reported the portfolio at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses, net of tax, reported as an amount in other comprehensive loss. Fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Amortization of premium and accretion of discount are computed using the scientific method (constant yield to worst). Realized gains and losses are determined using specific identification method and included in the determination of income. Net investment income includes interest and dividend income, amortization and accretion of investment premiums and discounts, respectively, realized gains and losses on sales of securities, and other-than-temporary declines in the fair value of securities, if any. The cost of securities sold is based on the specific identification method.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company regularly reviews all the investments for other-than-temporary declines in fair value. The review includes the consideration of the cause of the impairment, including the creditworthiness of the security issuers, the number of securities in an unrealized loss position, the severity and duration of the unrealized losses, whether the Company has the intent to sell the securities, and whether it is more likely than not the Company will be required to sell the securities before the recovery of their amortized cost basis. When the Company determines that the decline in fair value of an investment is below the accounting basis and the decline is other-than-temporary, it reduces the carrying value of the security and records a loss for the amount of such decline in net investment income in the consolidated statements of operations and comprehensive loss.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities that are publicly accessible at the measurement date.

•

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments include cash equivalents, restricted cash, fixed maturities, short-term investments, accounts receivable, accounts payable, assumed and ceded reinsurance contracts and preferred stock warrants. Cash equivalents and restricted cash are principally stated at amortized cost, which approximates their fair value. Short-term investments and preferred stock warrants are reported at fair value. The recorded carrying amount of accounts receivable, assumed and ceded reinsurance contracts, and accounts payable approximates their fair value due to their short-term nature.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily comprised of cash and cash equivalents, short-term investments, fixed maturities available-for-sale, and reinsurance recoverables. Cash deposits may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. However, its exposure to credit risk in the event of default by the financial institutions is limited to the extent of amounts recorded on the balance sheet. The Company performs evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents to date. The Company limits its exposure to credit losses by investing in money market funds, U.S. government

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

securities, or securities with average credit quality of AA- or better. Premium receivables are a mix of receivables due from policyholders, agents, and program administrators. The Company has no significant off-balance-sheet concentration of credit risks such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

The Company enters into quota share and excess of loss contracts which may be susceptible to catastrophe exposure. The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers, monitors concentrations of credit risk and, in certain circumstances, holds substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements.

Accounts Receivable

Accounts receivable consists of premium receivables and commission receivables and is reported net of an allowance for premium amounts or estimated uncollectible commission. Such allowance is based upon an ongoing review of amounts outstanding, length of collection periods, the creditworthiness of the insured and other relevant factors. Amounts deemed to be uncollectible are written off against the allowance. At December 31, 2020 and 2019, the Company has established an allowance of $0.5 million and $0.0 million, respectively. Write-offs of receivables have not been material to the Company during the years ended December 31, 2020 and 2019.

Reinsurance

Reinsurance recoverable, including amounts related to incurred but not reported claims (“IBNR”), represent paid losses and LAE and reserves for unpaid losses and LAE ceded to reinsurers that are subject to reimbursement under reinsurance treaties. To minimize exposure to losses related to a reinsurer’s inability to pay, the financial condition of such reinsurer is evaluated initially upon placement of the reinsurance and periodically thereafter. In addition to considering the financial condition of a reinsurer, the collectability of the reinsurance recoverable is evaluated based upon a number of other factors. Such factors include the amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors. To the extent that an allowance for uncollectible reinsurance recoverable is established, amounts deemed to be uncollectible would be written off against the allowance for estimated uncollectible reinsurance recoverable. The Company currently has no allowance for uncollectible reinsurance recoverable.

Ceded premium written is recorded in accordance with the applicable terms of the reinsurance contracts and ceded premium earned is charged against revenue over the period of the reinsurance contracts. Ceded losses incurred reduce net loss and LAE incurred over the applicable periods of the reinsurance contracts with third-party reinsurers.

Amounts recoverable from reinsurers are estimated in a manner consistent with the liability associated with the reinsured business and consistent with the terms of the underlying contract.

Deferred Policy Acquisition Costs, net of Ceding Commissions

Incremental direct costs of acquiring insurance contracts and certain costs related directly to the acquisition process are deferred and amortized over the term of the policies or reinsurance treaties to which they relate. Those costs include commissions, premium taxes, and board and bureau fees. Ceding commissions relating to

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

reinsurance agreements are recorded as a reimbursement for both deferrable and non-deferrable acquisition costs. The portion of the ceding commission that is equal to the pro-rata share of acquisition costs based on quota share percentage is recorded as an offset to the direct deferred acquisition costs. Any portion of the ceding commission that exceeds the deferable acquisition costs of the business ceded is recorded as a deferred liability and amortized over the same period in which the related premiums are earned. The amortization of deferred policy acquisition costs is included in insurance related expenses on the consolidated statements of operations and comprehensive loss.

Premium Deficiency

A premium deficiency is recognized if the sum of expected losses and LAE, unamortized acquisition costs, and policy maintenance costs exceeds the remaining unearned premiums. A premium deficiency would first be recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency was greater than unamortized acquisition costs, a liability would be accrued for the excess deficiency. The Company does not consider anticipated investment income when determining if a premium deficiency exists. There was no premium deficiency at December 31, 2020 or 2019.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful life of three years for furniture, fixtures, and equipment and two years for computer equipment. Leasehold improvements are also depreciated using the straight-line method and are amortized over the shorter of the remaining term of the lease or the useful life of the improvement. Depreciation expense totaled $0.4 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively.

Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed as incurred. Upon sale or retirement, the cost and related accumulated depreciation is removed from the related accounts, and the resulting gain or loss, if any, is reflected in interest and other expense in the consolidated statements of operations and comprehensive loss.

Capitalized Internal Use Software

The Company capitalizes the costs to develop its internal use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of five years. Costs incurred prior to meeting these criteria, in addition to costs incurred for training and maintenance, are expensed as incurred.

Goodwill and Intangible Assets

The Company accounts for business combinations using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at their fair values as of the acquisition date on the consolidated balance sheets. Any excess of purchase price over the fair value of net assets acquired is recorded as goodwill. The determination of estimated fair value requires the Company to make significant estimates and assumptions. As a result, the Company has up to one year to finalize its estimates of fair value, any changes of which would be offset against previously recorded goodwill. Transaction costs associated with business combinations are expensed as they are incurred.

Included in the purchase price of an acquisition may be an estimation of the fair value of liabilities associated with contingent consideration. The fair value of contingent consideration is based upon the present value of the

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

expected future payments to be made to the sellers of an acquired business in accordance with the provisions contained in the respective purchase agreement(s). Subsequent changes in the fair value of contingent consideration are recorded in the consolidated statements of operations and comprehensive loss.

When the Company determines net assets acquired does not meet the definition of a business combination under the acquisition method of accounting, the transaction is accounted for as an acquisition of assets and, therefore, no goodwill is recorded.

Amortization and Impairment

Intangible assets with finite useful lives are amortized over their estimated useful lives in the consolidated statements of operations and comprehensive loss.

Indefinite-lived intangible assets and goodwill are not amortized but are tested for impairment annually, or more frequently if necessary. The goodwill impairment test is performed at the reporting unit level. The Company may initially perform a qualitative analysis to determine if it is more likely than not that the goodwill balance is impaired. If a qualitative assessment is not performed or if a determination is made that it is not more likely than not that the value of the respective reporting unit exceeds its carrying amount, then the Company will perform a two-step quantitative analysis. First, the fair value of each reporting unit is compared to its carrying value. If the fair value of the reporting unit is less than its carrying value, the Company performs a hypothetical purchase price allocation based on the reporting unit’s fair value to determine the fair value of the reporting unit’s goodwill. Any resulting difference will be a charge to operations in the consolidated statements of operations and comprehensive loss in the period in which the determination is made. Fair value is determined using a combination of present value techniques and market prices of comparable businesses. Indefinite-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to the asset’s carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized, and the asset is written down to its estimated fair value. There were no material impairment losses recognized on indefinite-lived intangible assets or goodwill during the years ended December 31, 2020 and 2019.

The Company evaluates the recoverability of long-lived assets, excluding goodwill and indefinite-lived intangible assets, whenever events or changes in circumstances indicate the carrying value of such asset may not be recoverable. Should there be an indication of impairment, the Company tests for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss. There were no material impairment losses recognized on long-lived assets during the years ended December 31, 2020 and 2019.

Loss and Loss Adjustment Expense Reserve

Recorded loss and loss adjustment expense reserve represents the Company’s best estimate of the amounts yet to be paid for all loss and loss adjustment expenses that will be paid on claims that occurred during the period and prior, whether those claims are currently known or unknown. The Company’s carriers are required to estimate and hold a provision for the carriers’ loss and loss adjustment expense reserve as of a given date.

Loss and loss adjustment reserves at December 31, 2020 are the amount of ultimate loss and loss adjustment expense less the paid amounts as of December 31, 2020.

Ultimate loss and loss adjustment expense for an accident period is the sum of the following items:

1-	Loss and loss adjustment expense paid for an accident period as of a given evaluation date

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2-	Case reserves for loss and loss adjustment expense for losses for an accident period that have been reported but not yet paid as of a given evaluation date

3-

IBNR amounts for loss and loss adjustment expense for an accident period are the costs of events or conditions that have not been reported to, or specifically identified by the Company, as of a given date, but have occurred during the period.

Case reserves are established within the claims adjustment process based on all known circumstances of a claim at the time. In addition, IBNR reserves are established by the Company based on reported losses and loss adjustment expenses and actuarially determined estimates of ultimate losses and loss adjustment expenses.

The Company’s loss and loss adjustment expense reserve amounts are reviewed quarterly, and adjustments, if any, are reflected in current operations in the consolidated statements of operations and comprehensive loss in the period in which they become known. The establishment of new loss and loss adjustment expense reserves or the adjustment of previously recorded loss and loss adjustment expense reserves could result in significant positive or negative changes to our financial condition for any particular period. While the Company believes that it has made a reasonable estimate of loss and loss adjustment expense reserves, the ultimate loss experience may not be as reliably predicted as may be the case with other insurance expenses, and it is possible that actual losses and loss adjustment expenses will be higher or lower than the loss and loss adjustment reserve amount recorded by the Company.

Provision for Commission

Provision for commission includes return commission payable to insurers based on the actual performance of insurance policies issued by the Company against a contractual range of performance targets. The Company’s reserve estimation is based on current and historical performance of the portfolio of insurance policies placed with the insurance carriers.

Provision for commission also includes cancellation reserve which represent the Company’s estimate of return commission payable to insureds based on policy cancellations after the effective date. The Company’s estimation for the reserve uses historical policy cancellation.

The commission slide and cancellation liabilities are based on assumptions and estimates, and while management believes the amount recorded is the Company’s best estimate, the ultimate liability may differ from the amount recorded. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in the period in which they become known.

Leases

The Company categorizes leases at their inception as either operating or capital leases. As of and for the years ended December 31, 2020 and 2019, the Company’s leases are categorized as operating. In certain lease agreements, the Company may receive rent holidays and other incentives. For operating leases, the Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

Revenue Recognition

Net Earned Premium

Net earned premium represents the earned portion of the Company’s gross written premium for insurance policies written or assumed by the Company and less ceded written premium (any portion of the Company’s

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

gross written premium that is ceded to third-party reinsurers under the Company’s reinsurance agreements). The Company earns written premiums on a pro-rata basis over the term of the policies.

Commission Income, net includes:

1.

Managing General Agent (“MGA”) Commission: The Company operates as a MGA for multiple insurers. The Company designs and underwrites insurance products on behalf of the insurers culminating in the sale of insurance policies. The Company earns recurring commission and policy fees associated with the policies, they sell. While the Company has underwriting authority and responsibility for administering claims, the Company does not take the risk associated with policies on the consolidated balance sheets. Rather, the Company works with carrier platforms and a diversified panel of highly rated reinsurance companies who pay the Company commission in exchange for the opportunity to take that risk on their balance sheets. The Company’s performance obligation associated with these contracts is the placement of the policy, which is met on the effective data. Upon issuance of a new policy, the Company charge policy fees and inspection fees, retain the share of ceding commission, and remit the balance premium to the respective insurers. Subsequent ceding commission adjustments arising from policy changes such as endorsements, are recognized when the adjustments can be reasonably estimated.

2.

Agency Commission: The Company also operate licensed insurance agencies that are engaged solely in the sale of policies, including non-Hippo policies. For these policies, the Company earns a recurring agency commission from the carriers whose policies the Company sells, which is recorded in the commission income, net line in the consolidated statements of operations and comprehensive loss. Similar to the MGA business, the performance obligation from the agency contracts is the placement of the insurance policies. For both MGA and insurance agency activities, the Company recognizes commission received from insurers for the sale of insurance contracts as revenue at a point in time on the policy effective dates.

3.

Ceding Commission: The Company receives revenue based on the premium they cede to third-party reinsurers for the compensation reimbursement for the Company’s acquisition and underwriting services. Excess of ceding commission over the cost of acquisition and underwriting expenses is included in commission income, net line on the consolidated statements of operations and comprehensive loss. For the policies that the Company write on their own carrier as MGA, the Company recognizes the commission as ceding commission on the consolidated statements of operations and comprehensive loss. The Company earns commission on reinsurance premium ceded in a matter consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies reinsured. The Company records the portion of ceding commission income which represents reimbursement of successful direct acquisition costs related to the underlying policies as an offset to the applicable direct acquisition costs.

4.

Carrier Fronting Fees: Through the Company’s insurance-as-a-service business the Company earns recurring fees from the MGA programs they support. The Company earns fronting fees in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies. This revenue is included in the commission income, net line on the consolidated statements of operations and comprehensive loss.

5.

Claim Processing Fees: As a MGA the Company receives a fee, that is calculated as a percent of the premium, from the insurers in exchange for providing claims adjudication services. The Claims adjudication services are provided over the term of the policy and recognized ratably over the same period.

Service and Fee Income

Service and fee income mainly represent policy fees and small portion of other revenue. The Company directly bill policyholders for policy fees and collect and retain fees per the terms of the contracts between the Company

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

and our insurers. Similar to the commission revenue, the Company estimates a cancellation reserve for policy fees using historical information. The performance obligation associated with these fees is satisfied as t appoint in time upon completion of the underwriting process, which is the policy effective date. Accordingly, the Company recognizes all fees as revenue on the policy effective date.

Disaggregated Revenue

The following table disaggregates the Company’s revenues by major source (in millions):

	Year Ended December 31,
	2020	2019
Net earned premium	$17.1	$—
MGA commissions, net	12.4	20.1
Agency commissions, net	10.0	6.6
Policy fees	4.3	2.8
Claims processing fees	4.7	2.2
Other revenue	2.0	0.8
Net investment income	1.1	2.2

Total revenue, net	$51.6	$34.7

All revenues for the years ended December 31, 2020 and 2019 are from business conducted in the United States.

Insurance Related Expenses

Insurance related expenses primarily consist of amortization of commissions costs and deferred acquisition costs, and credit card processing fees not charged to the Company’s customers. Insurance related expenses also includes employee compensation, including stock-based compensation and benefits, of the Company’s underwriting teams as well as allocated occupancy costs and related overhead based on headcount. Insurance related expenses are offset by the portion of ceding commission income which represents reimbursement of successful acquisition costs related to the underlying policies. Additionally, insurance related expenses are comprised of the costs of providing bound policies and delivering claims services to the Company’s customers. These costs include technology service costs including software, data services, and third-party call center costs in addition to personnel-related costs.

Technology and Development

Technology and development expenses primarily consist of employee compensation, including stock-based compensation and benefits for the Company’s technology staff, which includes information technology development, infrastructure support, actuarial, and third-party services. Technology and development also includes allocated facility costs and related overhead based on headcount.

Sales and Marketing

Sales and marketing expenses primarily consist of sales commissions, advertising costs, and marketing expenditures as well as employee compensation, including stock-based compensation and benefits for employees engaged in sales, marketing, data analytics, and consumer acquisition functions. The Company expenses advertising costs as incurred and are included in sales and marketing expenses within the consolidated statements of operations and comprehensive loss. Advertising expenses were $11.8 million and $22.8 million for the years ended December 31, 2020 and 2019, respectively.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

General and Administrative

General and administrative expenses primarily consist of employee compensation, including stock-based compensation and benefits for the Company’s finance, human resources, legal, and general management functions as well as facilities and professional services.

Interest and Other Expense

Interest and other expense primarily consist of interest expense incurred for the convertible promissory notes, and fair value adjustments on preferred stock warrant liabilities and embedded derivative liability on convertible promissory notes.

Share-Based Compensation Expense

The Company recognizes share-based compensation expense based on the estimated fair value of equity-based payment awards on the date of grant using the Black-Scholes-Merton option-pricing model. The Company recognizes share-based compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards in the Company’s consolidated statements of operations and comprehensive loss. The Company has elected to record forfeitures as they occur.

Certain employees early exercised stock options in exchange for promissory notes. The Company has accounted for the promissory notes as nonrecourse in their entirety since the promissory notes are not aligned with a corresponding percentage of the underlying shares. The fair value of the stock option is recognized over the requisite service period through a charge to share-based compensation expenses. The maturity date of the promissory notes reflects the legal term of the stock option for purposes of valuing the award.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between consolidated financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency.

Net Loss Per Share Attributable to Common Stockholders of Hippo Enterprises Inc.

Basic and diluted net loss per share attributable to common stockholders of Hippo Enterprises Inc. is presented in conformity with the two-class method required for common stock and participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities based on their participation rights. The Company considers all series of its convertible preferred stock and unvested common stock, which includes early exercised stock options and restricted stock awards (“RSAs”), to be participating securities as holders of such securities have non-forfeitable dividend rights in the event of the Company’s declaration of a dividend for shares of common stock.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under the two-class method, the net loss attributable to common stockholders of Hippo Enterprises Inc. is not allocated to the convertible preferred stock and unvested common stock as these securities do not have a contractual obligation to share in the Company’s losses.

Distributed and undistributed earnings allocated to participating securities are subtracted from net loss in determining net loss attributable to common stockholders. Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average shares used in computing net loss per share attributable to common stockholders.

For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Related Party

In February 2020, Comcast Neptune, LLC assumed the Master Services Agreement between Loop Labs, Inc. d/b/a Notion and the Company. Comcast Neptune, LLC and its affiliated funds is a beneficial owner of more than 5% of our outstanding capital stock. The Company incurred a total of $3.2 million of expenses during the year ended December 31, 2020 related to this services agreement.

In December 2020, we acquired First Connect Insurance Services, a wholesale P&C insurance provider for independent agents interested in gaining access to the advanced quoting platforms that are provided by InsurTech companies. One of our executive officers, Richard McCathron, was the President and Chief Executive Officer of First Connect Insurance services from 2012 to 2017 and owned greater than 10% of First Connect Insurance Services prior to the time of the transaction. The Company paid Mr. McCathron $6.4 million for his equity interests in First Connect Insurance Services prior to the transaction. The Company also entered into an agency aggregator agreement with First Connect. The Company incurred a total of $9.9 million and $7.2 million of expenses during the year ended December 31, 2020 and 2019 respectively, related to this agreement.

In October 2020, Hippo entered into a Master Services Agreement with Forecast Labs, LLC, which operates a startup studio for Comcast Ventures, LP, which provides accelerator and incubator services to select portfolio companies of Comcast Ventures. Comcast Ventures and its affiliated funds are beneficial owners of more than 5% of outstanding Hippo capital stock. Hippo incurred a total of $2.2 million of expenses during the years ended December 31, 2020 and 2019 related to this agreement.

On April 15, 2019, the Company closed on an acquisition agreement with CalAtlantic Title Group, LLC to purchase 100% of the equity interests in North American Advantage Insurance Services, LLC (“NAAIS”), which provides insurance services to homebuilder customers. The seller’s ultimate parent is an investor in the Company that participated in the Company’s Series C and Series D financing. See Note 18 for additional information of the acquisition.

In February 2019, we entered into an Accelerate Agreement with Comcast Ventures, LLC. Comcast Ventures, LLC and its affiliated funds are beneficial owners of more than 5% of our outstanding capital stock. The Company incurred over $120,000 of expenses during the years ended December 31, 2020 and 2019 related to this services agreement.

In February 2018, we entered into a Co-Marketing Program Agreement with Comcast Warranty and Home Insurance Agency, LLC. Comcast Warranty and Home Insurance, LLC and its affiliated funds are beneficial owners of more than 5% of our outstanding capital stock. The Company incurred a total of $500,000 of expenses during the years ended December 31, 2020, 2019 and 2018 related to this program agreement.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. This opt out election is applied individually to each standard. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. In certain cases, as indicated below, management has exercised the opt out election when it determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.

This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Accounting Pronouncements Recently Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), requiring an entity to recognize revenue relating to contracts with customers that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled in exchange for such goods or services. In order to meet this requirement, the entity must apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Additionally, disclosures required for revenue recognition include qualitative and quantitative information about contracts with customers, significant judgments and changes in judgments, and assets recognized from costs to obtain or fulfill a contract. The Company adopted Topic 606 as of January 1, 2019, using the full retrospective method to restate each prior reporting period presented.

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments, Overall, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 affected the recognition, measurement, presentation, and disclosure of financial instruments. The guidance requires equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee) and an assessment of a valuation allowance on deferred tax assets related to unrealized losses of available-for-sale debt securities in combination with other deferred tax assets. The Company adopted the standard and all related amendments prospectively, effective January 1, 2019. The adoption of ASU 2016-01 did not have a material impact on the financial condition and results of operations of the Company.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). ASU 2017-01 changes the criteria for determining whether a group of assets acquired is a business. Specifically, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the assets acquired would not be considered a business. The Company adopted ASU 2017-01 as of January 1, 2019 on a prospective basis and, accordingly, this guidance will only affect the Company’s analysis of the accounting for any future acquisitions occurring after the date of adoption.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires a lessee to recognize in the consolidated balance sheet a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. This ASU is effective for public and private companies’ fiscal years beginning after December 15, 2018, and December 15, 2021, respectively, with early adoption permitted. The Company expects to adopt ASU 2016-02 under the private company transition guidance beginning January 1, 2022 and is currently evaluating the impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. The Company expects to adopt ASU 2016-13 under the private company transition guidance beginning January 1, 2023 and is currently evaluating the impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). The intent of this pronouncement is to align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software as defined in ASC 350-40. Under ASU 2018-15, the capitalized implementation costs related to a cloud computing arrangement will be amortized over the term of the arrangement and all capitalized implementation amounts will be required to be presented in the same line items of the consolidated financial statements as the related hosting fees. ASU 2018-15 is effective for public and private companies’ fiscal years beginning after December 15, 2019, and December 15, 2020, respectively, and interim periods within those fiscal years, with early adoption permitted. The Company expects to adopt ASU 2018-15 under the private company transition guidance beginning January 1, 2021 and is currently evaluating the impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. ASU 2019-12 will be effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 will be effective for private entities for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company expects to adopt ASU 2019-12 under the private company transition guidance beginning January 1, 2022 and is currently assessing the impact the guidance will have on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. ASU 2020-06 is effective for public and private companies’ fiscal years beginning after December 15, 2021, and December 15, 2023, respectively, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the timing of adoption and the impact on the consolidated financial statements.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Investments

The amortized cost and fair value of fixed maturities securities and short-term investments are as follows (in millions):

	As of December 31, 2020
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Fixed maturities available-for-sale:
U.S. government and agencies	$9.5	$—	$—	$9.5
All other government	0.6	—	—	0.6
States, and other territories	5.1	—	—	5.1
Corporate securities	17.4	—	—	17.4
Foreign securities	0.8	—	—	0.8
Residential mortgage-backed securities	12.9	—	—	12.9
Commercial mortgage-backed securities	5.4	0.1	—	5.5
Asset backed securities	4.2	—	—	4.2

Total	$55.9	$0.1	$—	$56.0

	As of December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short-term investments:
U.S. government securities	$96.4	$0.1	$—	$96.5

Total	$96.4	$0.1	$—	$96.5

As of December 31, 2020, no securities have been in a continuous unrealized loss position. There were no other-than-temporary impairments recognized for the years ended December 31, 2020 and 2019.

The amortized cost and fair value of fixed maturities securities and short-term investments by contractual maturity are as follows (in millions):

	As of December 31, 2020
	Amortized Cost	Fair Value
Due to mature:
One year or less	$6.4	$6.4
After one year through five years	21.5	21.5
After five years	5.4	5.4
After ten years	0.1	0.1
Residential mortgage-backed securities	12.9	12.9
Commercial mortgage-backed securities	5.4	5.5
Asset backed securities	4.2	4.2

Total fixed maturities available-for-sale	$55.9	$56.0

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	As of December 31, 2019
	Amortized Cost	Fair Value
Due to mature:
One year or less	$96.4	$96.5

Total short-term investments	$96.4	$96.5

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Net realized gains fixed maturity securities and short-term investments were insignificant for the year ended December 31, 2020 and 2019, respectively.

The Company’s net investment income is comprised of the following (in millions):

	Year ended December 31,
	2020	2019
Fixed maturities income	$1.1	$—
Short-term investment income	—	2.2

Total gross investment income	1.1	2.2
Investment expenses	—	—

Net investment income	$1.1	$2.2

Pursuant to certain regulatory requirements, the Company is required to hold assets on deposit with various state insurance departments for the benefit of policyholders. These special deposits are included in fixed maturities, available-for-sale on the consolidated balance sheets. The following table reflects special deposits (in millions):

	As of December 31, 2020
	Amortized Cost	Fair Value
State
Illinois	$1.6	$1.6
Colorado	1.5	1.5
Nevada	0.4	0.4
North Carolina	0.3	0.3
Virginia	0.4	0.4
New Mexico	0.4	0.4
New York	3.1	3.1
Vermont	0.3	0.3
Massachusetts	0.1	0.1
Florida	0.3	0.3

Total states	$8.4	$8.4

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3. Cash, Cash Equivalents, and Restricted Cash

The following table sets forth the cash, cash equivalents, and restricted cash (in millions):

	As of December 31,
	2020	2019
Cash and cash equivalents:
Cash	$56.7	$19.6
Money market funds	372.1	3.7
Treasury bills	23.5	—

Total cash and cash equivalents	452.3	23.3

Restricted cash:
Fiduciary assets	12.1	12.7
Cash on deposit	28.0	6.0

Total restricted cash	40.1	18.7

Total cash, cash equivalents, and restricted cash	$492.4	$42.0

4. Fair Value Measurement

The following table summarizes the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis (in millions):

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$372.1	$—	$—	$372.1
Treasury bills	23.5	—	—	23.5

Total cash equivalents	$395.6	$—	$—	$395.6

Fixed maturities available-for-sale:
U.S. government and agencies	$9.5	$—	$—	$9.5
All other government	0.6	—	—	0.6
States, and other territories	—	5.1	—	5.1
Corporate securities	—	17.4	—	17.4
Foreign securities	—	0.8	—	0.8
Residential mortgage-backed securities	—	12.9	—	12.9
Commercial mortgage-backed securities	—	5.5	—	5.5
Asset backed securities	—	4.2	—	4.2

Total fixed maturities available-for-sale	$10.1	$45.9	$—	$56.0

Total financial assets	$405.7	$45.9	$—	$451.6

Financial liabilities:
Derivative liability on convertible promissory notes	$—	$—	$113.3	$113.3
Contingent consideration liability	—	—	12.0	12.0
Preferred stock warrant liabilities	—	—	22.9	22.9

Total financial liabilities	$—	$—	$148.2	$148.2

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$3.7	$—	$—	$3.7
Short-term investments:
U.S. government securities	96.5	—	—	96.5

Total financial assets	$100.2	$—	$—	$100.2

Financial liabilities:
Contingent consideration liability	$—	$—	$13.8	$13.8
Preferred stock warrant liabilities	—	—	6.7	6.7

Total financial liabilities	$—	$—	$20.5	$20.5

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the years ended December 31, 2020 and 2019, there were no transfers between levels in the fair value hierarchy.

Contingent Consideration Liability

In April 2019, the Company closed an acquisition agreement with CalAtlantic Title Group, LLC. Included in the purchase price was $14.9 million of the estimated fair value of contingent consideration. The contingent consideration was valued using the present value of future payments based on an estimate of revenue and customer renewals of the acquiree. There is no limit to the maximum potential contingent consideration as the consideration is based on acquired customer retention. See Note 18 for additional information regarding the acquisition.

The following table includes a rollforward of the contingent consideration liability (in millions):

Balance as of January 1, 2019	$—
Initial recognition of contingent consideration included	14.9
in purchase consideration of acquisition
Payments of contingent consideration	(3.0)
Changes in fair value	1.9

Balance as of December 31, 2019	$13.8
Payments of contingent consideration	(5.2)
Changes in fair value	3.4

Balance as of December 31, 2020	$12.0

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Preferred Stock Warrant Liabilities

The following table includes a rollforward of the preferred stock warrant liability activity valued using Level 3 inputs is (in millions):

Balance as of January 1, 2019	$4.7
Changes in fair value	2.0

Balance as of December 31, 2019	6.7
Changes in fair value	16.2

Balance as of December 31, 2020	$22.9

See Note 16 for additional information regarding preferred stock warrant liabilities.

5. Deferred Policy Acquisition Costs

The following table presents the policy acquisition costs deferred and amortized (in millions):

December 31, 2020
Deferred policy acquisition costs, net at beginning of year	$—
Policy acquisition costs deferred during year	6.4
Policy acquisition costs amortized during year	(4.5)

Deferred policy acquisition costs, net at end of year	$1.9

6. Capitalized Internal Use Software

Capitalized internal use software consists of the following (in millions):

	As of December 31,
	2020	2019
Capitalized internal use software	$18.4	$8.9
Less: accumulated amortization	(3.7)	(1.1)

Total capitalized internal use software	$14.7	$7.8

Amortization expense totaled $2.6 million and $0.9 million for the years ended December 31, 2020 and 2019, respectively.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7. Intangible Assets

The gross carrying amounts, accumulated amortization, and net carrying amounts of the Company’s amortizable intangible assets are presented in the table below (in millions):

		As of December 31,
		2020			2019
	Weighted- Average Useful Life Remaining (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	4.3	$13.2	$(3.8)	$9.4	$13.2	$(1.6)	$11.6
Developed technology	1.8	3.6	(1.4)	2.2	3.6	(0.2)	3.4
Agency and carrier relationships	7.9	13.5	(0.1)	13.4	—	—	—
State licenses	Indefinite	7.1	—	7.1	—	—	—
VOBA	1.7	0.1	—	0.1	—	—	—
Other	7.3	1.9	(0.2)	1.7	0.7	(0.1)	0.6

Total intangible assets, net		$39.4	$(5.5)	$33.9	$17.5	$(1.9)	$15.6

Amortization expense related to intangible assets was $3.6 million and $1.9 million for the years ended December 31, 2020 and 2019, respectively. Amortization expense for developed technology is included in technology and development expenses, customer relationships, agency and carrier relationships, and other is included in sales and marketing expenses, and VOBA is included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

As of December 31, 2020, the projected annual amortization expense for the Company’s intangible assets for the next five years is as follows (in millions):

Year ending December 31,
2021	$5.4
2022	5.2
2023	4.1
2024	4.1
2025	2.5
Thereafter	5.5

Total	$26.8

8. Goodwill

The following table represents the changes in goodwill (in millions):

Balance at January 1, 2019	$—
Additions from acquisitions	1.9

Balance at December 31, 2019	$1.9
Additions from acquisitions	45.9

Balance at December 31, 2020	$47.8

See Note 18 for additional information regarding the Company’s acquisitions including recognition of goodwill.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in millions):

	As of December 31,
	2020	2019
Accrued wages and commissions	$5.0	$5.3
Accounts payable	0.5	3.2
Deferred revenue	1.7	0.8
Advances from customers	4.4	1.5
Accrued license fees and taxes	2.5	—
Other	11.6	3.8

Total accrued expenses and other liabilities	$25.7	$14.6

10. Loss and Loss Adjustment Expense Reserves

As described in Note 1, “Description of Business and Summary of Significant Accounting Policies”, the Company acquired Spinnaker Insurance Company on August 31, 2020. Therefore, the Company assumed the obligations of Spinnaker upon acquisition. The reconciliation of the beginning and ending reserve balances for loss and LAE, net of reinsurance is summarized as follows (in millions), reflecting the reserve balances acquired through the Company’s acquisition of Spinnaker:

2020
Reserve for losses and LAE, net of reinsurance recoverables as of January 1, 2020	$—
Add: Incurred losses and LAE, net of reinsurance, related to:
Current year	25.3
Prior years	—

Total incurred	25.3

Deduct: Loss and LAE payments, net of reinsurance, related to:
Current year	(17.0)
Prior year	(0.3)

Total paid	(17.3)

Reserve for losses and LAE, net of reinsurance recoverables acquired from Spinnaker	5.0
Reserve for losses and LAE, net of reinsurance recoverables as of December 31, 2020	13.0
Add: Reinsurance recoverables on unpaid losses and LAE as of December 31, 2020	92.1

Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE as of December 31, 2020	$105.1

Unpaid loss and LAE includes anticipated salvage and subrogation recoverable. The amount of anticipated salvage and subrogation recoverable is immaterial as of December 31, 2020.

Incurred loss and loss adjustment expenses (“LAE”), net of reinsurance

The following tables present information about incurred and paid loss development as of December 31, 2020, net of reinsurance, as well as cumulative claim frequency and the total of IBNR reserves. The tables include unaudited information about incurred and paid claims development for the years ended December 31, 2015

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

through 2020. In addition, the following table shows incurred loss and LAE by accident year in aggregate as the Company has one single operating and reportable segment. (in millions, except for number of claims):

	December 31,						December 31, 2020
	2015	2016	2017	2018	2019	2020	IBNR	Cumulative Number of Reported Claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident Year
2015	$—	$—	$—	$—	$—	$—	$—	7
2016	—	2.5	1.9	1.9	1.8	1.8	—	713
2017	—	—	5.2	4.4	4.0	4.0	—	3,118
2018	—	—	—	7.8	7.2	7.2	0.6	6,156
2019	—	—	—	—	4.8	4.9	0.3	13,676
2020	—	—	—	—	—	28.1	6.4	26,242

Total incurred losses and loss adjustment expenses, net						$46.0	$7.3	49,912

Net incurred losses and LAE attributable to insurance events of the prior year have developed by immaterial amount as of December 31, 2020 as a result of re-estimation of unpaid losses and LAE. These changes are generally results of ongoing analysis of recent loss development trends. Original estimates are decreased or increased as additional information becomes known regarding individual claims.

Cumulative paid loss and LAE, net of reinsurance

The following table presents cumulative paid loss and LAE, net of reinsurance (in millions):

	December 31,
	2015	2016	2017	2018	2019	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident Year
2015	$—	$—	$—	$—	$—	$—
2016	—	1.2	1.8	1.9	1.8	1.8
2017	—	—	3.0	4.0	4.0	4.0
2018	—	—	—	5.3	5.7	5.7
2019	—	—	—	—	3.2	4.4
2020	—	—	—	—	—	17.1

Total paid losses and LAE, net						$33.0

Total unpaid loss and LAE reserves, net						$13.0

Ceded unpaid loss and LAE						92.1

Gross unpaid loss and LAE						$105.1

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Average annual percentage payout of incurred loss by age, net of reinsurance (unaudited supplementary information)

The following table presents supplementary information about average historical claims duration as of December 31, 2020:

Years	1	2	3	4	5
Property and Casualty	60%	28%	4%	7%	0%

The reconciliation of the net incurred and paid loss information in the loss reserve rollforward table and development tables with respect to the current accident year is as follows (in millions):

	2020 — Current
	Accident Year
	Incurred	Paid
Rollforward table	$25.3	$17.0
Development table	28.1	17.1

Variance	$(2.8)	$(0.1)

Unallocated loss adjustment expense	2.2	(2.1)
Loss and LAE of Spinnaker prior to the acquisition	(5.0)	2.0

11. Reinsurance

The Company has entered into quota share and excess of loss contracts which may have catastrophe exposure. The Company is not relieved of its primary obligations to policyholders in the event of a default or the insolvency of its reinsurers, therefore a credit exposure exists to the extent that any reinsurer fails to meet its obligations assumed in the reinsurance agreements. To mitigate this exposure to reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and, in certain circumstances, holds substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements.

The following table reflects amounts affecting the consolidated balance sheets and statements of operations and comprehensive loss for ceded reinsurance as of and for the year ended December 31, 2020 (in millions):

2020
Loss and LAE reserves
Direct	$102.7

Assumed	2.4

Gross loss and LAE reserves	105.1

Ceded	(92.1)

Net loss and LAE reserves	$13.0

Unearned premiums:
Direct	$143.7

Assumed	6.6

Gross unearned premiums	150.3

Ceded	(129.4)

Net unearned premiums	$20.9

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2020
Written premiums:
Direct	$90.0

Assumed	26.1

Gross written premiums	116.1

Ceded	(78.4)

Net written premiums	$37.7

Earned premiums :
Direct	$88.7

Assumed	9.3

Gross earned premiums	98.0

Ceded	(80.9)

Net earned premiums	$17.1

Loss and LAE incurred:
Direct	$93.6

Assumed	13.3

Gross loss and LAE	106.9

Ceded	(81.6)

Net loss and LAE	$25.3

Reconciliation of incurred and paid loss by LAE development to gross loss and loss expense reserves are as follows (in millions):

2020
Loss — net of reinsurance	$12.5
LAE — net of reinsurance	0.5
Reinsurance recoverables on unpaid loss	92.1

Total loss and LAE reserves—gross of reinsurance	$105.1

Amounts recoverable from reinsurers are recognized in a manner consistent with the claims liabilities associated with the reinsurance placement and presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and LAE. Such balance as of December 31, 2020 is presented in the table below (in millions).

2020
Reinsurance recoverable on paid loss	$42.0
Ceded unpaid loss and LAE	92.1

Total reinsurance recoverable	$134.1

To reduce credit exposure to reinsurance recoverable and prepaid reinsurance premium balances, the Company evaluates the financial condition of its reinsurers and, in certain circumstances holds collateral in the form of funds withheld and letters of credit as security under the terms of its reinsurance contracts. The Company has the following unsecured reinsurance recoverable and prepaid reinsurance premium balances from reinsurers at December 31, 2020 (in millions):

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AM Best Rating	Reinsurer	2020
A	Validus Reinsurance, Ltd.	$46.9
A+	Transatlantic Reinsurance Company	28.8
A	Validus Reinsurance (Switzerland) Ltd.	22.6
A++	General Reinsurance Corporation	14.4

		$112.7
	Other reinsurers	73.7

		$186.4

12. Convertible Promissory Notes and Derivative Liability

On November 23, 2020, the Company entered into a Note Purchase Agreement (“Purchase Agreement”) with investors to obtain funding for up to an aggregate amount of $400.0 million. Pursuant to the Purchase Agreement, the Company issued a convertible promissory note of $350.0 million on November 30, 2020 and $15.0 million on December 4, 2020, which mature on November 30, 2023. The Company issued additional convertible promissory notes which aggregate to $12.5 million on December 29, 2020 that mature on December 29, 2023. Prior to the maturity, the convertible promissory notes may be converted either voluntarily at the option of the investor or automatically to equity based on the conversion events specified in the Purchase Agreement, at a rate of 90% of the per share price which is dictated by the conversion event type. The convertible promissory notes bear interest at 2.5% compounded semi-annually. If conversion event has not occurred, this annual interest rate will automatically increase by 2.5% up to 7.5% after certain periods specified in the Purchase Agreement. After 15 months from issuance, if a conversion event has not occurred, interest shall accrue at 5% per annum, compounding semi-annually, unless the Company has filed an S-1 or signed a letter of intent or definitive agreements with respect to a qualified private round or public issuer merger, in which case the interest rate increase to 5% shall apply after 21 months from issuance, provided a conversion on event has not occurred. With a prior written consent from the investor, the Company may repay the convertible promissory notes and interest, in whole or in part, any time in cash before the maturity date without a prepayment penalty.

The convertible promissory notes contain an embedded derivative. The fair value of the derivative is recorded as a liability with an offsetting amount recorded as a debt discount, and the debt discount is recorded against the carrying amount of the related convertible promissory note outstanding. The amortization of the debt discount is recorded as interest expense. The embedded derivative liability is re-valued to the current fair value at the end of each reporting period using the income-based approach. The fair value of the embedded derivative is valued at the end of each reporting period based on the with or without 10% discount basis and an expected time to conversion of 0.5-3.0 years. Upon conversion, exercise or repayment, the respective embedded derivative liability is re-valued at the conversion, repayment or exercise date and then the related fair value amount is recorded to interest and other expense in the consolidated statements of operations and comprehensive loss as part of gain or loss on debt extinguishment.

The fair value of the embedded derivative upon issuance was $107.2 million, and was adjusted to $113.3 million as of December 31, 2020. Interest expense is accreted on the convertible promissory notes between issuance and maturity dates with the expectation that principal and interest are likely to be settled in shares of common stock of the Company at a variable conversion price calculated at 90% of trade price of common stock of the Company.

Interest expense of $3.5 million on the convertible promissory notes are included in interest and other expense for the year ended December 31, 2020 in the consolidated statements of operations and comprehensive loss.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On February 4, 2021 the Company signed a letter of intent with respect to a public issuer merger- refer to Note 22, Subsequent Events.

13. Statutory Financial Information

U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The principal differences between SAP and GAAP as they relate to the financial statements of the Company’s insurance subsidiaries are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) investments in fixed income securities are carried at amortized cost under SAP whereas such securities are carried at fair value under GAAP , and (d) the criteria for recognizing net DTAs and the methodologies used to determine such amounts are different under SAP and GAAP.

Risk-Based Capital (“RBC”) requirements promulgated by the National Association of Insurance Commissioners require property/casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries. Spinnaker’s statutory net income and statutory surplus as of December 31, 2020 and 2019 and for the years then ended are summarized as follows (in millions):

	December 31,
	2020	2019
Statutory net income	$6.6	$4.3
Statutory capital and surplus	69.6	38.0

14. Dividend Restrictions

RH Solutions

Dividend distributions to RH Solutions’ stakeholders are recognized in the period in which the dividends are declared by the Directors. At December 31, 2020 and 2019, RH Solutions’ stakeholder’s equity balances were $29.4 million and $2.2 million, respectively. In accordance with the terms of the Insurance (Capital and Solvency) (Class B, C, and D Insurers) Regulations, 2012, as a Class B(iii) issuer under the Law, RH Solutions is required to maintain the Prescribed Capital Requirement (“PCR”) of $1.4 million, which is based on net earned premium during the fiscal year. The Cayman Island Monetary Authority (“CIMA”) must be given advanced notice of any dividend payment(s).

Spinnaker Insurance Company

The maximum amount of dividends that can be paid by an Illinois-domiciled property and casualty insurance company without prior approval of the Illinois Insurance Commissioner in a 12 month period, measured retrospectively from the date of payment, is the greater of (1) ten percent (10%) of surplus as regards policyholders as of December 31, 2020; or (2) the net income of such insurer as of December 31, 2020, provided unassigned funds (surplus) exceeds zero following payment of such dividends. At December 31, 2020, surplus as regards policyholders was $69.6 million, net income was $6.6 million and unassigned funds (surplus) was $11.5 million.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15. Commitments and Contingencies

Operating Leases

The Company leases office space and its internet domain name under operating leases with various expiration dates through 2029. Rent expense, which is recognized on a straight-line basis over the lease term, was $2.8 million and $1.6 million during the years ended December 31, 2020 and 2019, respectively. Future minimum lease payments required under these agreements as of December 31, 2020 are as follows (in millions):

Year Ending December 31,
2021	$2.9
2022	4.0
2023	3.5
2024	3.5
2025	3.6
Thereafter	7.6

Total	$25.1

Purchase Commitments

As of December 31, 2020, the Company has total minimum purchase commitments, which must be made during the next two years, of $19.8 million.

Litigation

The Company is subject to claims and legal proceedings which arise in the normal course of business. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

16. Convertible Preferred Stock

The following tables summarize the authorized, issued and outstanding convertible preferred stock of the Company (in millions, except share and per share data):

	As of December 31, 2020
	Issuance Price Per Share	Authorized Shares	Shares Issued and Outstanding	Net Carrying Value	Liquidation Preference
Preferred A-1 Stock	$0.56965	5,889,829	5,889,829	$3.4	$3.4
Preferred A-2 Stock	1.57432	7,015,787	6,987,125	10.9	11.0
Preferred B Stock	3.59757	6,949,142	6,949,142	24.9	25.0
Preferred C Stock	7.04471	9,936,529	9,936,528	56.1	70.0
Preferred C-1 Stock	11.74119	2,465,454	—	—	—
Preferred D Stock	15.16420	6,594,479	6,594,479	99.8	100.0
Preferred E Stock	19.66420	7,628,090	7,628,075	149.7	150.0

Total		46,479,310	43,985,178	$344.8	$359.4

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	As of December 31, 2019
	Issuance Price Per Share	Authorized Shares	Shares Issued and Outstanding	Net Carrying Value	Liquidation Preference
Preferred A-1 Stock	$0.56965	5,889,829	5,889,829	$3.4	$3.4
Preferred A-2 Stock	1.57432	7,015,787	6,987,125	10.9	11.0
Preferred B Stock	3.59757	6,949,142	6,949,142	24.9	25.0
Preferred C Stock	7.04471	9,936,529	9,936,528	56.1	70.0
Preferred C-1 Stock	11.74119	2,465,454	—	—	—
Preferred D Stock	15.16420	6,594,479	6,273,064	95.0	95.1

Total		38,851,220	36,035,688	$190.3	$204.5

The rights, preferences and privileges of the convertible preferred stock are as follows:

Voting – The holders of the convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to the stockholders for a vote. Each convertible preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividend – The holders of the convertible preferred stock are entitled to receive dividends with the holders of common stock in proportion to the number of shares of common stock that would be held by each stockholder if all shares of preferred stock were converted to common stock, when, as and if, declared by the board of directors. Such dividends are not cumulative. To date, no dividends have been declared.

Conversion – All of the convertible preferred stock instruments are convertible at the option of the holder at any time, or immediately upon the closing of a Qualified Initial Public Offering (“IPO”). As the conversion price is currently fixed, the Company would issue a fixed number of shares of common stock to settle the convertible preferred stock, unless a round of common stock is issued, in which case the conversion price would be adjusted to maintain the value of preferred stock converted to common stock. The conversion price for each outstanding share of Series A-1, Series A-2, Series B, Series C, Series C-1, Series D, and Series E convertible preferred stock shall initially be equal to the respective original issue price, as noted in the table above.

Liquidation – In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the then outstanding convertible preferred stock are first entitled to receive, prior and in preference to any payment or distribution of any available funds and assets to the holders of common stock, payment or distribution of funds and assets equal to the greater of original issue price plus declared and unpaid dividends or the per share amount that would have been paid if the preferred share had been converted to common stock. Any remaining assets shall be distributed among the holders of common stock pro rata, based on the number of shares of common stock held by each.

If there are any available funds and assets remaining after the payment or distribution to holders of convertible preferred stock of their full preferential amount described above, then all such remaining available funds and assets shall be distributed among the holders of the then outstanding common stock pro rata according to the number of common stock held by each holder thereof.

Although the convertible preferred stock is not mandatorily or currently redeemable, a liquidation or winding up of the Company, a merger or consolidation, or a sale of substantially all the Company’s assets would constitute a redemption event not solely within the Company’s control. Therefore, all shares of convertible preferred stock have been presented outside of permanent equity.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Preferred Stock Warrant Liabilities

In connection with obtaining a line of credit in March 2017, the Company issued 28,662 warrants to purchase Series A-2 Preferred Stock. The warrants vested immediately and are exercisable up to March 13, 2027. In case the Company completes its IPO, within the three-year period immediately prior to the expiration date, the expiration date will automatically be extended to three years from the IPO date.

In connection with the issuance of Series C Preferred Stock, in October 2018, the Company issued to an investor 2,465,454 warrants to purchase Series C-1 Preferred Stock. The warrants are exercisable upon vesting. In April 2019, 1,232,727 warrants vested with the remaining 1,232,727 expected to vest in April 2020. The warrants will expire at the earliest of a deemed liquidation event, stock sale, IPO, or October 25, 2022.

The preferred stock warrant liability is remeasured at each reporting period end with changes in fair value upon remeasurement being recorded within interest and other expense in the consolidated statements of operations and comprehensive loss. See Note 4 for additional information on the fair value of preferred stock warrant liability.

The aggregate fair value of the preferred stock warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company used the Black-Scholes-Merton option-pricing model, which incorporates assumptions and estimates, to value the preferred stock warrants. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of the Company’s Series A-2 and Series C-1 convertible preferred stock, risk free interest rate, expected dividend yield, expected volatility of the price of the underlying preferred stock, and an expected term of the preferred stock warrants.

The most significant assumption impacting the fair value of the preferred stock warrants is the fair value of the Series A-2 and C-1 Preferred Stock as of each remeasurement date. The Company determined the fair value per share of the underlying preferred stock by taking into consideration the most recent sales of its preferred stock, results obtained from third-party valuations, and additional factors that were deemed relevant.

The following assumptions were used in determining fair value of the convertible preferred stock warrant liabilities:

	As of December 31,
	2020	2019
Fair value of Series A-2 Preferred Stock	$18.25	$8.26
Fair value of Series C-1 Preferred Stock	$20.09	$12.80
Exercise price A-2 Preferred Stock	$1.57	$1.57
Exercise price C-1 Preferred Stock	$11.74	$11.74
Expected term (in years)	1.8-6.2	2.8–7.2
Expected volatility	29.0%-40.7%	21.5%–22.8%
Risk-free interest rate	0.1%-0.5%	1.6%–1.8%
Expected dividend yield	— %	— %

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following convertible preferred stock warrants were outstanding with the related fair values (in millions, except for share and per share data):

		As of December 31,
		2020		2019
Series	Exercise Price Per Share	Warrant Shares Outstanding	Fair Value	Warrant Shares Outstanding	Fair Value
A-2	$1.57	28,662	$0.5	28,662	$0.2
C-1	11.74	2,465,454	22.4	2,465,454	6.5

Total		2,494,116	$22.9	2,494,116	$6.7

17. Stockholders’ Deficit

Common Stock

The Company’s Certificate of Incorporation, as amended and restated, authorizes the Company to issue up to 83,830,000 shares of common stock with par value of $0.000001 per share. Each share of common stock is entitled to one vote. The holders of the common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors. No dividends have been declared or paid since inception.

The Company had reserved shares of common stock for future issuance as follows:

	As of December 31,
	2020	2019
Convertible preferred stock	43,985,178	36,035,688
Warrants to purchase preferred stock	2,494,116	2,494,116
Warrants to purchase common stock	9,476,102	9,476,102
Common stock options outstanding	10,382,771	8,003,108
Shares available for future grant of equity awards	2,627,921	2,324,117

Total	68,966,088	58,333,131

Common Stock Warrants

The following common stock warrants were outstanding as of December 31, 2020:

Issue Date	Exercise Price Per Share	Number of Warrants	Expiration Date	Outstanding as of December 31, 2020
December 11, 2017	$0.01	4,738,051	December 31, 2022	4,738,051
February 19, 2018	$0.01	4,738,051	August 19, 2022	4,738,051

In December 2017, the Company issued 4,738,051 warrants for common stock to one of its investors. The warrants were subject to performance vesting and are accounted for as share-based compensation expense when it is probable that the awards will vest. In October 2018 in connection with the issuance of Series C Preferred Stock, these warrants were amended to eliminate the performance vesting conditions and replace it with a time-based condition. Up until the amended date, none of the warrants were probable of being vested and no expense had been recorded. The fair value of the warrant upon the amendment was allocated to additional paid-in capital as part of the issuance of Series C Preferred Stock, net of issuance costs and preferred stock warrants.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In February 2018, the Company issued 4,738,051 warrants for common stock to one of its investors. The warrants are subject to performance vesting and is accounted for as share-based compensation expense when it is probable that the awards will vest. In December 2020, these warrants were amended, and 62,500 warrants were vested. As a result of the modification, the Company recorded a share-based compensation charge of $1.0 million to reflect the acceleration of 62,500 shares that would otherwise not have vested. Up until the amended date, none of the remaining warrants were probable of being vested and no expense had been recorded.

Share-Based Compensation Plans

In 2016, the Company adopted the 2016 Stock Option and Grant Plan (the “2016 Stock Plan”), which was most recently amended in 2019. The 2016 Stock Plan provided for the direct award or sale of shares, the grant of options to purchase shares and the grant of restricted stock units (“RSUs”) to employees, consultants, and outside directors of the Company. Options granted under the 2016 Stock Plan may be either incentive stock options (“ISOs”) or non-qualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, outside directors, and consultants.

Following a corporate re-organization in 2019, the Company cancelled the 2016 Stock Plan and adopted the 2019 Stock Option and Grant Plan (“the 2019 Stock Plan”). The 2019 Stock Plan replaced all outstanding awards of the 2016 Stock Plan without any changes to the terms and conditions. The 2019 Stock Plan provides for the direct award or sale of shares, the grant of options to purchase shares and the grant of RSUs to employees, consultants, and outside directors of the Company. Stock options under the plan may be either ISOs or NSOs, with an exercise price of not less than 100% of fair market value on the grant date, with a term less than or equal to ten years. The vesting period of each option and RSAs shall be as determined by a committee of the Company’s board of directors but is generally over four years.

As of December 31, 2020, the Company has reserved 2,627,921 shares of its common stock for future share-based awards under its stock option plan.

RSAs

In 2016 and 2015, the Company granted RSAs which are subject to service-based vesting conditions to certain employees, with a vesting period of three or four years. Other than the modification charge noted below, the share-based compensation charges relating to these awards are not material for the periods presented. The 19,250 shares of awards outstanding at December 31, 2019 were fully vested during the year ended December 31, 2020.

During the year ended December 31, 2019, the Company entered into Separation Agreements with an employee which resulted in the acceleration of vesting for certain RSAs and stock options. As a result of the modification, the Company recorded a share-based compensation charge of $3.2 million to reflect the revised service period for the stock options and related vesting of shares that would otherwise not have vested.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Stock Options

The following table summarizes option activity under the Plan:

	Options Outstanding		Weighted-Average Remaining Contract Term (In Years)	Aggregate Intrinsic Value (In millions)
	Number of Shares	Weighted Average Exercise Price
Outstanding as of January 1, 2020	8,003,108	$3.11	9.18	$20.0
Granted	4,792,500	6.94
Exercised	(1,179,870)	2.36
Forfeited	(1,181,120)	3.91
Expired	(51,847)	1.40

Outstanding as of December 31, 2020	10,382,771	$4.88	8.90	$108.9

Vested and exercisable as of December 31, 2020	1,425,549	$3.21	8.08	$17.3

The aggregate intrinsic value of exercised options as of December 31, 2020 and 2019 was $15.4 million and $0.5 million, respectively, and is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of the exercise date. The per share weighted-average grant date fair value of options granted as of December 31, 2020 and 2019 was $4.87 and $2.13, respectively.

Total unrecognized compensation cost of $29.3 million as of December 31, 2020 is expected to be recognized over a weighted-average period of 3.4 years.

Valuation Assumptions of Stock Options

The fair value of granted stock options was estimated as of the date of grant using the Black-Scholes-Merton option-pricing model, based on the following inputs:

	As of December 31,
	2020	2019
Expected term (in years)	5.63 - 6.12	6.02
Expected volatility	22.6% - 29.9%	22.7%
Risk-free interest rate	0.3% - 1.6%	2.2%
Expected dividend yield	— %	—%

Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock – The fair value of each share of underlying common stock has historically been established by the Company’s board of directors, which is responsible for these estimates, and has been based in part upon a valuation provided by a third-party valuation firm. Because there has been no public market for the Company’s common stock, its board of directors considered this independent valuation and other factors, including, but not limited to, revenue growth, the current status of the technical and commercial success of its operations, its financial condition, the stage of development, and competition to establish the fair value of the Company’s common stock at the time of grant of the option. The fair value of the underlying common stock will be determined by the board of directors until such time as its common stock is listed on a stock exchange.

Expected Term – The expected term represents the period that the Company’s share-based awards are expected to be outstanding. The Company has opted to use the simplified method for estimating the

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected Volatility – Due to the Company’s limited operating history and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of peer companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the share-based awards.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the grant’s expected term.

Expected Dividend Yield – The Company has never paid dividends and does not currently expect to pay dividends.

During the years ended December 31, 2020 and 2019, certain related parties and economic interest holders purchased common stock from employees at prices ranging from $19.66 to $15.16 per share. The common stock fair value on the dates of sale ranged from $7.36 to $5.60 per share. For the years ended December 31, 2020 and 2019, the Company recorded share-based compensation expense of $12.2 million and $15.8 million, respectively, related to these secondary sales. The share-based compensation expense was calculated as the excess of the sale price over fair value of the shares, on the date of each respective secondary sale, and has been included in technology and development and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

Early Exercises of Stock Options

The 2016 Stock Plan permits certain option holders to exercise awarded options prior to vesting. Upon early exercise, the options become subject to a restricted stock agreement and remain subject to the same vesting provisions in the corresponding stock option award and unvested options are subject to repurchase by the Company upon termination at the same price exercised. Early exercises of options are not deemed to be substantive exercises for accounting purposes and accordingly, amounts received for early exercises are initially recorded in accrued expenses and other liabilities on the accompanying consolidated balance sheets, and reclassified to additional paid-in capital as the underlying shares vest. At December 31, 2020 and 2019, the Company had $2.5 million and $0.0 million, respectively, recorded in accrued expenses and other liabilities related to early exercises of stock options, and the related number of unvested shares subject to repurchase was 345,000 and 38,694, respectively.

Total share-based compensation expense, classified in the accompanying consolidated statements of operations and comprehensive loss was as follows (in millions):

	Year ended December 31,
	2020	2019
Losses and loss adjustment expenses	$0.1	$—
Insurance related expenses	0.2	0.2
Technology and development	2.4	1.7
Sales and marketing	2.1	0.6
General and administrative	12.4	19.1

Total share-based compensation expense	$17.2	$21.6

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18. Acquisitions

North American Advantage Insurance Services, LLC Acquisition

On April 15, 2019, the Company reached an agreement with CalAtlantic Title Group, LLC to purchase 100% of the equity interests in NAAIS. NAAIS provides insurance services to homebuilder customers. The acquisition has been accounted for as a business combination and expanded the Company’s customer base.

The total purchase consideration was $15.9 million, which consisted of $14.9 million related to the estimated fair value of contingent consideration and cash of $1.0 million. The maximum potential contingent consideration is unlimited based on customer retention. The contingent consideration was valued by using the present value of future payments based on an estimate of revenue and customer renewals of the acquiree. A portion of cash consideration will be payable in 12 equal monthly payments, totaling $0.5 million, immediately following the acquisition. Of the total purchase consideration, $13.5 million has been recorded to acquired intangible assets, $1.9 million to goodwill, and $0.5 million to accounts comprised primarily of working capital. The Company incurred $0.2 million in acquisition related costs, which were recognized as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

The intangible assets acquired primarily relate to customer relationships and have a useful life of six years. The Company valued the customer relationships using the excess earnings and relief from royalty method under the income approach. The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies. The goodwill recognized is expected to be deductible for tax purposes.

YourHaus, Inc. Acquisition

On October 17, 2019, the Company completed the acquisition of YourHaus, Inc. (or Sheltr), a protective home maintenance membership company with the aim to make home maintenance effortless and help homeowners care for their homes to catch and mitigate issues before they can become costly repairs. The Company has accounted for this acquisition as an asset acquisition transaction. The total cash consideration for the acquisition of assets was $6.3 million. The Company recognized intangible assets of $4.0 million and cash of $2.3 million. The intangible assets acquired primarily relate to developed technology and have a useful life of three years. The Company valued the developed technology using the replacement cost method under the cost approach. The Company incurred $0.1 million in transaction expenses related to this acquisition, which was capitalized as a part of the consideration.

Spinnaker Insurance Company Acquisition

On August 31, 2020, the Company acquired 100% of all issued and outstanding share capital of Spinnaker Insurance Company (“Spinnaker”), a privately-held entity that is an Illinois domiciled property and casualty insurance carrier licensed in 50 states plus the District of Columbia in exchange for cash consideration. The acquisition has been accounted for as a business combination and allows the Company to vertically integrate an insurance carrier and enhance the Company’s control over unit economics and future carrier capacity.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

There were no other components of Purchase Consideration other than cash payments. The following table summarizes the Closing Date fair value of the consideration transferred, reflecting the measurement period adjustments recorded at the acquisition date (in millions).

Fair Value of Consideration Transferred
Cash Paid	$95.6
Less: consideration for settlement of pre-existing liabilities due to Spinnaker	(5.1)

Total value of consideration transferred	$90.5

The Company recognized $0.8 million of acquisition transaction costs as general and administrative expense in the Company’s consolidated statements of operations and comprehensive loss during the year ended December 31, 2020. The following table presents the allocation of the purchase price for Spinnaker, measured as of the acquisition date:(in millions):

	Acquisition- Date Fair Value	Estimated Useful Life of Finite-Lived Intangible Assets
Tangible assets acquired and (liabilities) assumed:
Investments:
Fixed maturities available-for-sale, at fair value	$45.7
Short-term investments	5.0

Total investments	50.7
Cash and cash equivalents	16.9
Restricted cash	2.1
Accounts receivable, net	18.3
Reinsurance recoverable on paid and unpaid losses and LAE	116.3
Ceding commissions receivable	18.7
Prepaid reinsurance premiums	131.9
Other assets	0.6
Accrued expenses and other liabilities	(6.6)
Loss and loss adjustment expense reserves	(93.3)
Unearned premiums	(132.1)
Reinsurance premium payable	(76.1)

Net tangible assets acquired	47.4
Intangible assets acquired:
Agency relationships	3.4	8 years
VOBA	0.1	2 years
State licenses	7.1	Indefinite
Goodwill	32.5

Total purchase price	90.5

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Goodwill represents the excess of the preliminary estimated Purchase Consideration over the preliminary estimates of the fair value of the net tangible and intangible assets acquired and has been allocated to the Company’s one operating segment. Goodwill is primarily attributable to expected post-acquisition synergies from integrating Spinnaker’s casualty insurance career business into the Company’s homeowner’s insurance business to improve the Company’s speed to market for new products and offers incremental revenue opportunities from Spinnaker’s existing programs. The goodwill recorded is not deductible for income tax purposes.

The valuation of the assets acquired, and liabilities assumed has not yet been finalized because the acquisition closed on August 31, 2020. As a result, provisional estimates have been recorded and are subject to change, primarily accounts that include the use of estimates, such as receivables, loss and loss adjustment expense reserves, certain acquired intangible assets and certain reinsurance assets and liabilities.

The results of operations of Spinnaker have been included in the Company’s consolidated statements of operations from the acquisition date. The following unaudited pro forma financial information gives effect to the acquisition of Spinnaker as if it were consummated on January 1, 2019 (the beginning of the comparable prior reporting period), including pro forma adjustments related to the valuation and allocation of the purchase price, primarily amortization of acquired intangible assets; share-based compensation expense; alignment of accounting policies; to Spinnaker’s historical financial statements; and direct transaction costs reflected in the historical financial statements. This data is presented for informational purposes only and is not intended to represent or be indicative of the results of operations that would have been reported had the acquisition occurred on January 1, 2019. It should not be taken as representative of future results of operations of the combined company (in millions):

Acquisition
	Year Ended December 31,
	2020	2019
Pro forma revenue	54.1	34.9
Pro forma net loss	(136.6)	(75.8)

Agency Acquisition

On December 31, 2020, the Company acquired an insurance agency aggregator for an estimated purchase consideration of approximately $25 million, consisting primarily of cash and the issuance of a convertible promissory note of $12.5 million. See Note 12 for additional information of the convertible promissory note. The acquisition allows the Company to continue to expand its customer base.

Of the total purchase consideration, $11.0 million has been recorded to acquired intangible assets, $13.2 million to goodwill, and $0.8 million to accounts comprised primarily of working capital. The Company incurred $0.1 million in acquisition related costs, which were recognized as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

The intangible assets acquired primarily relate to carrier and agency relationships and have a useful life of eight years. The Company valued the intangibles using income-based approaches including the excess earnings and relief from royalty method as well as the with and without approach. The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies. The goodwill recognized is expected to be deductible for tax purposes.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation of the assets acquired, and liabilities assumed has not been finalized because the acquisition closed on December 31, 2020. As a result, provisional estimates have been recorded and are subject to change primarily accounts that include the use of estimates, such as acquired intangible assets.

19. Income Taxes

The components of the total provision for income taxes are as follows (in millions):

	Year Ended December 31,
	2020	2019
Loss before income taxes	$(143.2)	$(83.0)
Income tax benefit from statutory rate	(30.1)	(17.4)
Effect of:
Meals, entertainment & parking	0.1	—
Deferred compensation	8.1	4.8
Transaction costs	0.1	—
State taxes	(1.1)	0.1
Increase in valuation allowance	19.9	12.0
Other	1.2	0.6

Income taxes (benefit) expense	$(1.8)	$0.1

The components of the provision for income taxes are as follows (in millions):

	Year Ended December 31,
	2020	2019
Income tax applicable to:
Current
State	$0.2	$0.1

Total current provision	$0.2	$0.1
Deferred
Federal	$(1.9)	$—
State	(0.1)	—

Total deferred provision	$(2.0)	$—

Total provision for income taxes	$(1.8)	$0.1

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred Taxes

Significant components of the Company’s deferred tax assets and liabilities are as follows (in millions):

	As of December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforward	$35.4	$18.0
Provision for commission	5.4	2.9
Intangible assets	3.1	0.2
Research and development credit	0.2	0.2
Deferred compensation	0.3	0.2
Unearned premium reserve	1.0	—
Loss reserve discount	0.1	0.7
Deferred rent	0.1	—
Accruals	0.9	—
Interest expense limitation	0.6	—
Other	—	0.2
Total deferred tax assets	$47.1	$22.4
Valuation allowance	(39.6)	(19.7)
Total deferred income tax assets	$7.5	$2.7
Deferred tax liabilities
Property and equipment	$0.1	$0.1
Capitalized software	3.3	1.8
Acquired intangibles	0.5	0.8
Unrealized gains	0.4	—
Spinnaker stepped-up adjustment	2.9	—
Deferred acquisition costs	0.3	—
Total deferred tax liabilities	$7.5	$2.7

Deferred income tax assets, net	$—	$—

Valuation Allowance

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of all available evidence, with primary focus on the Company’s history of recent losses, the Company has concluded that it is not more likely than not that the recorded deferred tax assets will be realized. As a result, the Company has recorded a full valuation allowance against its net deferred tax assets recorded as of December 31, 2020 and 2019.

Unrecognized Tax Benefits

The Company recognizes the tax benefit of tax positions taken in the consolidated financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the tax technical merits of the position. The tax benefit of a position that meets this standard is measured at the largest amount of benefit that is expected to be more likely than not to be realized on settlement. A liability is established for the difference between the tax benefit of positions taken in a tax return and the tax benefit of tax positions recognized in the consolidated financial statements.

The Company did not have an unrecognized tax benefit as of December 31, 2020 and 2019, fully offset by a valuation allowance. No interest or penalties were incurred during the years ended December 31, 2020 or 2019.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company believes it is reasonably possible that there will be no change in the unrecognized tax benefits within the next twelve months.

Net Operating Losses

As of December 31, 2020, the Company has U.S. federal and state net operating loss (“NOL”) carryforwards of $154.5 million and $41.5 million, respectively. The Company has $8.8 million of Dual Consolidating Losses in a 953(d) company, RH Solutions Insurance. The provisions of the Tax Cuts and Jobs Act of 2017 eliminated the 20-year carryforward period and made it indefinite for federal NOLs generated in tax years after December 31, 2017. For such amounts generated prior to 2018, the 20-year carryforward periods continue to apply.

In general, a corporation’s ability to utilize its NOL carryforwards may be subject to a substantial limitation due to ownership changes that may have occurred or that could occur in the future, as required by section 382 of the Internal Revenue Code of 1986 (the “Code”), as amended, as well as similar state provisions. These ownership changes may limit the amount of NOL and research & development (“R&D”) credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change,” as defined by section 382 of the Code, results from transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percent of the capital (as defined) of a company by certain stockholders or public groups. The Company has performed a section 382 analysis and experienced two historical ownership changes in 2016 and 2018, and the Company’s tax attributes subject to such limitations under section 382 have been considered. Components of the NOL carryforwards are as follows (in millions):

	20-year Carryforward Expires in 2035 - 2037	Indefinite Carryforward Period	Total
U.S. Federal	$9.2	$145.3	$154.5
U.S. State	41.5	—	41.5

Balance as of December 31, 2020	$50.7	$145.3	$196.0

Taxing Authority Audits

The Company’s income tax returns are subject to federal and state tax examinations. There are no pending tax examinations as of December 31, 2020. For U.S. federal purposes, the Company is open for the 2017 – 2019 tax years and for state purposes, the Company is open for from 2016 – 2019 tax years.

20. Net Loss Per Share Attributable to Common Stockholders

Net loss per share attributable to common stockholders was computed as follows:

	Year Ended December 31,
	2020	2019
Numerator:
Net loss attributable to Hippo Enterprises Inc. — basic and diluted (in millions)	$(141.5)	$(83.1)

Denominator:
Weighted-average shares used in computing net loss per share attributable to Hippo Enterprises Inc. — basic and diluted	12,495,509	10,652,088

Net loss per share attributable to Hippo Enterprises Inc. — basic and diluted	$(11.32)	$(7.80)

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	As of December 31,
	2020	2019
Convertible preferred stock (on an as if converted basis)	39,545,082	32,546,081
Outstanding options	8,364,323	5,687,268
Warrants to purchase common shares	4,763,600	4,789,980
Warrants to purchase preferred shares	2,494,116	1,784,876
Common stock subject to repurchase	1,365,948	1,691,897
Convertible notes	2,177,961	—

Total	58,711,030	46,500,102

21. Geographical Breakdown of Gross Written Premium

Gross written premium (“GWP”) by state is as follows (in millions):

	December 31,
	2020
	Amount	% of GWP
State
Texas	$43.9	37.8%
California	10.4	8.9%
Florida	7.3	6.3%
Illinois	4.9	4.3%
Georgia	4.7	4.0%
Missouri	3.4	2.9%
Ohio	3.0	2.6%
Oklahoma	3.0	2.6%
Tennessee	2.4	2.1%
Colorado	2.5	2.1%
Other	30.6	26.4%

Total	$116.1	100.0%

22. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 25, 2021, the date these consolidated financial statements are available to be issued.

The Company faces loss exposure from the February 2021 winter storm in the State of Texas. The Company is assessing the impact of the event; based on a preliminary review of the range of expected loss, the Company believes this event may have a material impact on its financial condition or results of operations.

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On February 4, 2021, the Company signed a Letter of Intent (“LOI”) with Reinvent Technology Partners Z (“Reinvent”), a Special Purpose Acquisition Company. The contemplated deal with Reinvent would provide all holders of common and preferred stock to receive common shares of the continuing public company, which will be a wholly owned subsidiary of Reinvent. The outstanding principal and unpaid accrued interest of the convertible promissory note will be converted into conversion shares immediately prior to the consummation of the public issuer merger. The transaction will be accounted for as a reverse recapitalization and the Company has been determined to be the accounting acquirer.

Schedule II

HIPPO ENTERPRISES INC.

Condensed Balance Sheets (Parent Company)

(In millions, except share data)

	As of December 31,
	2020	2019
Assets
Investments:
Short-term investments	$—	$96.5

Total investments	—	96.5
Cash and cash equivalents	374.8	3.8
Intecompany receivable	151.9	—
Other assets	0.3	—
Investment in subsidiary	133.8	120.8

Total assets	660.8	$221.1

Liabilities, convertible preferred stock, and stockholders’ deficit
Liabilities:
Intercompany payables	100.7	100.2
Accrued expenses and other liabilities	3.6	—
Convertible promissory notes, net of discount	273.0	—
Derivative liability on notes	113.3	—
Preferred stock warrant liabilities	22.9	6.7

Total liabilities	513.5	106.9
Commitments and contingencies
Convertible preferred stock:
Preferred stock, $0.000001 par value per share; 46,479,310 shares authorized as of December 31, 2020; 43,985,178 shares issued and outstanding as of December 31, 2020; Liquidation preferences of $359.4 million as of December 31, 2020	344.8	190.3
Stockholders’ deficit
Additional paid-in capital	56.9	36.7
Accumulated other comprehensive income	—	0.1
Accumulated deficit	(254.4)	(112.9)

Total stockholders’ deficit	(197.5)	(76.1)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$660.8	221.1

HIPPO ENTERPRISES INC.

Condensed Statements of Operations (Parent Company)

(In millions)

	Years ended December 31, 2020	For the period from January 22, 2019 to December 31, 2019
Revenue:
Net investment income	$0.7	$—

Total revenue	0.7	—
Expenses:
Losses and loss adjustment expenses	0.1	—
Technology and development	3.0	0.3
Sales and marketing	2.1	0.1
General and administrative	13.1	0.5
Insurance related expenses	0.2	—
Interest and other expense	25.9	(0.4)

Total expenses	44.4	0.5

Loss before equity in net loss of subsidiaries	(43.7)	(0.5)
Equity in net loss of subsidiaries	(97.8)	(80.3)

Net loss	$(141.5)	$(80.8)

HIPPO ENTERPRISES INC.

Condensed Statements of Cash Flows (Parent Company)

(in millions)

	Year ended December 31, 2020	For the period January 22, 2019 to December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(141.5)	(80.8)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share-based compensation expense	17.7	0.9
Change in fair value of preferred stock warrant liabilities	16.2	(0.3)
Change in fair value of derivative liability on notes	6.2	—
Other	2.7	(0.8)
Equity in net loss of subsidiaries	97.8	80.3
Changes in assets and liabilities:
Intercompany, net	(136.0)	100.2
Other assets	(0.3)	(0.5)
Accrued expenses and other liabilities	0.5	—

Net cash (used in) provided by operating activities	(136.7)	99.0

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiaries	(105.9)	—
Purchases of investments	—	(155.4)
Maturities of investments	69.6	59.8
Sales of investments	26.8	—
Other	—	—

Net cash (used in) provided by investing activities	(9.5)	(95.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of series E preferred stock, net of issuance costs	149.7	—
Proceeds from exercise of options	2.5	0.4
Proceeds from promissory notes, net of issuance costs	365.0	—

Net cash provided by financing activities	517.2	0.4

Net increase (decrease) in cash and cash equivalents and restricted cash	371.0	3.8
Cash, cash equivalents and restricted cash at the beginning of the period	3.8	—

Cash, cash equivalents and restricted cash at the end of the period	374.8	3.8

Non-cash and other disclosures
Convertible promissory notes issued for receivable from subsidiary	$12.5	$—
Transfer of preferred stock from Hippo Analytics Inc. to Hippo Enterprises Inc.	4.9	190.3
Transfer of preferred stock warrant liability from Hippo Analytics Inc. to Hippo Enterprises Inc.	—	7.0
Transfer of equity from Hippo Analytics Inc. to Hippo Enterprises Inc.	—	35.4

HIPPO ENTERPRISES INC.

Notes to the Condensed Financial Statements (Parent Company)

1. Business

Hippo Enterprises Inc. (“Parent Company”) was incorporated on January 22, 2019 in Delaware. As a result, the Parent Company only financial statements reflect the periods following the incorporation. Hippo Enterprises Inc. became the Parent Company as a result of a corporate re-organization in October 2019. As a result, these Parent Company only financial statements reflect the periods following this re-organization. See Note 1, “Description of Business and Summary of Significant Accounting Policies” for additional information on the re-organization included in the consolidated financial statements elsewhere in this registration statement.

2. Accounting Policies

The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed losses of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

Use of Estimates

The preparation of the Company’s condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. These estimates are informed by experience and other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ significantly from these estimates.

Schedule V

HIPPO ENTERPRISES INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

		Additions
($in millions)	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts[1]	Deduction- Amounts Written Off[2]	Balance at end of period
Year Ended December 31, 2019
Valuation allowance for deferred tax assets	$7.7	$12.0	$—	$—	$19.7
Allowance for account receivable	$—				$—
Provision for commission	$1.7	$—	$12.2	$(1.0)	$12.9
Year Ended December 31, 2020
Valuation allowance for deferred tax assets	$19.7	$19.9	$—	$—	$39.6
Allowance for account receivable	$—	$0.5	$—	$—	$0.5
Provision for commission	$12.9	$—	$24.1	$(8.8)	$28.2

[1]	Additions charged to other accounts are comprised of amounts charged to commission revenue and amounts acquired from Spinnaker.
[2]	Deductions are comprised of refund of cancelled policies and payments of commission slide.

SPINNAKER INSURANCE COMPANY

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Spinnaker Insurance Company

We have audited the accompanying financial statements of Spinnaker Insurance Company, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spinnaker Insurance Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Mazars USA LLP

November 12, 2020

SPINNAKER INSURANCE COMPANY

(dollars in thousands)

BALANCE SHEETS

December 31, 2019 and 2018

	2019	2018
Assets
Cash, cash equivalents, and short term investments	$25,364	$18,460
Fixed maturities, at fair value	44,077	30,638

Total cash, cash equivalents, and investments	69,441	49,098
Accrued interest and dividends	240	163
Premium and agents’ balances (net of allowance for doubtful accounts)
amount of $0 and $0 in 2019 and 2018, respectively)	31,169	19,726
Deferred policy acquisition costs	2,462	1,921
Ceded unearned premium	110,139	44,968
Ceding commissions receivable	9,776	14,156
Reinsurance recoverable on paid and unpaid losses and LAE	42,475	15,295
Deferred income taxes, net	820	—
Other assets	118	41
Property, plant, & equipment	258	16

Total assets	$266,898	$145,384

Liabilities
Unpaid losses and loss expenses	$36,457	$13,072
Unearned premiums	113,177	47,880
Commissions payable and contingent commissions	3,340	6,566
Advanced premium	690	535
Reinsurance payable	58,560	34,539
Federal income taxes payable	664	—
Accrued expenses and other liabilities	5,308	2,902
Other amounts due to reinsurers	22	1,825
Deferred ceding fees	7,436	3,369

Total liabilities	225,654	110,688

Stockholders’ Equity
Common stock	4,200	4,200
Additional paid in capital	29,910	29,910
Retained earnings	6,736	889
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on securities, net of tax expense (benefit) of $106 and ($81) in 2019 and 2018, respectively	398	(303)

Total stockholders’ equity	41,244	34,696

Total liabilities and stockholders’ equity	$266,898	$145,384

The accompanying notes are an integral part of these financial statements

SPINNAKER INSURANCE COMPANY

(dollars in thousands)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenues:
Premiums earned	$143,098	$51,441
Premiums ceded	(135,641)	(32,684)

Net premiums earned	7,457	18,757
Net investment income	1,166	726
Net realized capital gain on investments	—	5
Other income	15	1

Total revenues	8,638	19,489

Expenses:
Losses and loss adjustment expenses	3,795	6,932
Commission expense	(9,155)	4,742
Underwriting and general expenses	8,217	4,639

Total expenses	2,857	16,313

Income from operations before income taxes	5,781	3,176
Provision for income taxes	(66)	62

Net income	5,847	3,114

Other comprehensive income (loss), before tax:
Unrealized holding gains (losses) on securities	887	(283)
Reclassification adjustment for net realized capital gains	—	(5)
Income tax (expense) benefit related to items of other comprehensive income (loss)	(186)	60

Other comprehensive income (loss), net of tax	701	(228)

Comprehensive income	$6,548	$2,886

The accompanying notes are an integral part of these financial statements

SPINNAKER INSURANCE COMPANY

(dollars in thousands)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2019 and 2018

	Common Stock		Total Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Par Value
Balance at December 31, 2017	1,000	$4,200	$29,910	$(2,225)	$(75)	$31,810

Net income	—	—	—	3,114	—	3,114
Other comprehensive (loss), net of tax	—	—	—	—	(228)	(228)

Balance at December 31, 2018	1,000	4,200	$29,910	$889	$(303)	$34,696

Net income	—	—	—	5,847	—	5,847
Other comprehensive income, net of tax	—	—	—	—	701	701

Balance at December 31, 2019	1,000	$4,200	$29,910	$6,736	$398	$41,244

The accompanying notes are an integral part of these financial statements

SPINNAKER INSURANCE COMPANY

(dollars in thousands)

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:
Net income	$5,847	$3,114
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(1,007)	63
Net realized capital gain on investment	—	(5)
Depreciation of fixed assets	5	—
Amortization of right-of-use asset	32	—
Net amortization of premiums and discounts on investments	105	106
Amortization of deferred policy acquisition costs	3,696	7,944
Amortization of deferred ceding fees	(8,546)	(2,594)
Changes in assets and liabilities:
Accrued interest and dividends	(77)	(35)
Premium and agents’ balances	(11,443)	(8,866)
Deferred policy acquisition costs	(4,237)	(6,007)
Ceded unearned premium	(65,171)	(34,594)
Ceding commissions receivable	4,380	(11,440)
Reinsurance recoverable on paid and unpaid losses and LAE	(27,180)	(13,404)
Other assets	(72)	(26)
Unpaid losses and loss expenses	23,385	9,322
Unearned premiums	65,297	28,518
Commissions payable and contingent commissions	(3,226)	4,056
Advanced premium	155	298
Reinsurance payable	24,021	27,036
Federal income taxes payable	664	—
Operating lease right-of-use-office space	(259)	—
Accrued expenses and other liabilities	2,406	1,923
Other amounts due to reinsurers	(1,803)	1,825
Deferred ceding fees	12,613	5,118

Net cash provided by operating activities	19,585	12,352

Cash flows from investing activities:
Proceeds from sales of investments	7,231	8,719
Purchases of investments	(19,892)	(8,916)
Fixed assets acquired	(20)	(16)

Net cash used in investing activities	(12,681)	(213)

Net increase in cash	6,904	12,139
Cash, cash equivalents, and short term investments at beginning of year	18,460	6,321

Cash, cash equivalents, and short term investments at end of year	$25,364	$18,460

The accompanying notes are an integral part of these financial statements

SPINNAKER INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

1.	Nature of Operations and Summary of Significant Accounting Policies:

Spinnaker Insurance Company (the “Company”) is an Illinois domiciled property and casualty insurance carrier licensed in 50 states plus the District of Columbia. The Company primarily underwrites voluntary homeowners’ business sourced through program administrators.

The Company entered into a transfer and assumption agreement with Sirius America Insurance Company, effective July 15, 2015. Sirius assumed all known, unknown and contingent liabilities of the Company relating to events occurring on or before July 15, 2015. On September 24, 2015, 100% of the assets and stock of the Company (formerly known as Woodridge Insurance Company) were acquired by Sojourner Holding Company, LLC (“Sojourner”), a Delaware domiciled limited liability company. Following the acquisition, Sojourner increased the Company’s capitalization to $34 million through the contribution of cash and invested assets. In the fourth quarter of 2015, the Company commenced operations. On August 31st, 2020, the Company was acquired by Hippo Enterprises Inc. (“Hippo”). Hippo is also the parent of Hippo Analytics, Inc, which is the Company’s largest program administrator producing insurance business.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. The significant accounting policies followed by the Company are summarized as follows:

Adoption of Accounting Standard

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (Topic 842). The core principle of ASU 2016-02 is that a lessee should recognize on its Balance Sheet the assets and liabilities that arise from leases, including operating leases. Under the new requirements, a lessee recognizes on the balance sheet the right-of-use asset representing the right to use the underlying asset and the lease liability representing the present value of future lease payments. As discussed further in Note 5, on January 1, 2019 the Company early adopted ASU 2016-02 and its related amendments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Company has categorized its investment portfolio as “available-for-sale” and has reported the portfolio at fair value, adjusted for other than temporary declines in fair value, with unrealized gains and losses, net of tax, reported as a net amount in other comprehensive income. Fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Amortization of premium and accretion of discount are computed using the scientific (constant yield to worst) method. Realized gains and losses are determined using the specific identification method and included in the determination of income. Net investment income includes interest and dividend income together with amortization of market premiums and discounts, and is net of investment management and custody fees.

The Company reviews its investments each quarter to determine whether a decline in fair value below the amortized cost basis is other than temporary. Accordingly, the Company assesses whether it intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired and that the Company does not intend to sell and will not be required to sell prior to recovery of the amortized cost basis, the Company separates the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows discounted at the security’s effective yield. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and, therefore, is not required to be recognized as losses in the statement of operations, but is recognized in other comprehensive income.

A company must establish the appropriate level in the fair value hierarchy for each fair value measurement. The hierarchy gives the highest priority to unadjusted quoted market price in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Level I – Quoted price in active markets for identical assets and liabilities.

Level II – Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level II inputs include quoted prices for similar assets or liabilities other than quoted in prices in Level I; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level III – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions that market participants would use in pricing the asset or liability. Level III assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Fair Value of Financial Instruments

The Company’s financial instruments are cash and cash equivalents, premium and agents’ balances, and accrued expenses and accounts payable. The carrying amounts for cash and cash equivalents, premium and agents’ balances, and accrued expenses and accounts payable approximate their fair value based on their short-term nature.

Cash, Cash Equivalents, and Short Term Investments

The Company considers short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. Cost approximates fair value for these short-term investments.

Revenue Recognition

Premiums written are recorded at policy inception and are recognized as revenue on a pro rata basis over the policy term. The portion of premiums that could be earned in the future is deferred and reported as unearned premiums. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company’s exposure to credit risk. When policies lapse, the Company writes off the written premium and the applicable unearned premium.

Reinsurance

In the normal course of business, the Company seeks to reduce losses or generate fee income by reinsuring certain levels of risk with reinsurers. Amounts recoverable from or payable to reinsurers are estimated in a manner consistent with the insurance business.

Concentrations of Credit Risk

The Company’s financial instruments exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, investments, reinsurance recoveries, and premium receivables. Premium receivables are a mix of receivables due from policyholders, agents, and program administrators. The Company maintains cash balances at banks that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250. During the normal course of business, balances are maintained above the FDIC insurance limit. The Company maintains short-term investment balances in investment grade money market accounts that are insured by the Securities Investor Protection Corporation (“SIPC”) up to $500. Balances for these accounts are maintained in excess of the SIPC insurance limit.

Unpaid Losses and Loss Expenses

The liability for unpaid losses and loss expenses includes case basis estimates of reported losses, plus amounts for incurred but not reported losses (“IBNR”) calculated based upon loss projections utilizing historical company and industry data. The liability for losses has been established on the basis of actuarial assumptions and management judgments. In establishing the liability for losses and loss adjustment expenses, the Company utilizes the findings of an independent consulting actuary.

The actuary used a variety of actuarial methods to estimate the ultimate cost of losses and loss adjustment expenses. These methods included paid loss and incurred loss development techniques, as well as the Bornhuetter-Ferguson technique. For each method, judgmental selections of low and high ultimate losses are made, and the selection of the ultimate value is based on the actuary’s judgment.

Management believes that its aggregate liability for unpaid losses and loss adjustment expenses at year-end represents its best estimate, based upon the available data, of the amount necessary to cover the ultimate cost of losses and claims to date.

Projections of future ultimate losses and loss expenses are inherently uncertain because of the random nature of claims occurrences and the dependency on future contingent events, which are affected by economic, legal, political and social factors. Due to these uncertainties, it is not possible to determine whether actual loss experience will conform to the assumptions used in estimating the liability. As a result, the actual liability may be significantly in excess of or less than the amount indicated in the financial statements. As adjustments to those estimates become necessary, such adjustments are reflected in current operations.

Deferred Policy Acquisition Costs

Incremental direct costs of acquiring insurance contracts and certain costs related directly to the acquisition process are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. Those costs include commissions, premium taxes and board and bureau fees. Expense allowances recorded in connection with reinsurance arrangements are accounted for as a reduction of the related acquisition cost. Amortization for the periods ending December 31, 2019 and 2018 was $3,696 and $7,944, respectively.

Deferred Ceding Fees

Ceding fees that are associated with unearned premiums are established as a liability and amortized into income pro rata over the life of the underlying business.

Income Taxes

Deferred federal income taxes have been provided for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Such differences are related principally to the deferral of policy acquisition costs, discounting of losses for tax purposes and unearned premium reserves.

The Company recognizes the effect of an uncertain tax position only if it is more likely than not that the position is sustainable based on its technical merits. Measurement of the tax position’s effect on the income tax provision is based on the largest amount of benefit that is greater than 50% likely of being realized upon the ultimate settlement. Differences between the amount of benefits taken or expected to be taken in the Company’s income tax returns and the amount of benefits recognized based on this evaluation and measurement of the related tax positions represent the unrecognized income tax benefit, which is reflected as a liability. The Company includes interest and penalties related to unrecognized income tax benefits in income tax expense in the statements of operations.

The Company files a federal and several state income tax returns. The current provision for Federal and state income taxes is based on Spinnaker’s income which is currently taxable.

2.	Investments

Investments are carried at fair value and their associated cost or amortized cost as of December 31, 2019 and 2018 as follows:

	2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. Government and agencies	$7,854	$35	$—	$7,889
All Other Government	500	—	—	500
States, territories and possessions and political subdivisions	2,662	69	(3)	2,728
Corporate securities	16,455	243	(10)	16,688
Foreign securities	3,002	53	—	3,055
Residential mortgage-backed securities	7,347	61	(10)	7,398
Commercial mortgage-backed securities	2,753	42	(19)	2,776
Asset backed securities	3,000	44	(1)	3,043

Total investments	$43,573	$547	$(43)	$44,077

	2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. Government and agencies	$7,800	$2	$(72)	$7,730
States, territories and possessions and political subdivisions	203	—	(3)	200
Corporate securities	10,664	8	(106)	10,566
Foreign securities	1,801	—	(17)	1,784
Residential mortgage-backed securities	6,716	—	(176)	6,540
Commercial mortgage-backed securities	1,388	—	(23)	1,365
Asset backed securities	2,449	9	(5)	2,453

Total investments	$31,021	$19	$(402)	$30,638

Preferred stocks
Industrial miscellaneous	—	—	—	—
Common stocks
Finance and banking	—	—	—	—

Total investments	$31,021	$19	$(402)	$30,638

The cost and fair value of fixed maturities are shown by contractual maturity as of December 31, 2019 and 2018. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2019
	Amortized Cost	Fair Value
Due to mature:
One year or less	$9,096	$9,120
After one year through five years	17,672	17,935
After five years	3,598	3,699
After ten years	107	106
Residential mortgage-backed securities	7,347	7,398
Commercial mortgage-backed securities	2,753	2,776
Asset backed securities	3,000	3,043

Total fixed maturities	$43,573	$44,077

	December 31, 2018
	Amortized Cost	Fair Value
Due to mature:
One year or less	$3,600	$3,575
After one year through five years	14,917	14,781
After five years	1,240	1,232
After ten years	711	692
Residential mortgage-backed securities	6,716	6,540
Commercial mortgage-backed securities	1,388	1,365
Asset backed securities	2,449	2,453

Total fixed maturities	$31,021	$30,638

Proceeds from sales or maturities of investments during 2019 and 2018 were $7,231 and $8,719, respectively. The Company recognized gross realized gains of $1 and $8 and gross realized losses of $1 and $3 during 2019 and 2018, respectively.

Investments with a carrying value of $8,050 and $6,634 at December 31, 2019 and 2018, respectively have been deposited with various state regulatory agencies as required by law.

The Company’s net investment income for 2019 and 2018 is comprised of the following:

	2019	2018
Fixed income	$944	$690
Cash and cash equivalents	362	170

Total gross investment income	1,306	860
Investment expenses	140	134

Net investment income	$1,166	$726

At December 31, 2019 and 2018, the Company’s investment portfolio had unrealized losses of $43 and $402, respectively. As of December 31, 2019 and 2018, the Company’s investments in securities which had unrealized losses by the length of time the investments had been in an unrealized loss position by major category are as follows:

	December 31, 2019
	Less than 12 months		Greater than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities:
U.S. Government and agencies	$998	$—	$—	$—	$998	$—
States, territories and possessions and political subdivisions	743	(3)	107	—	850	(3)
Corporate securities	1,567	(10)	—	—	1,567	(10)
Residential mortgage-backed securities	1,957	(6)	991	(4)	2,948	(10)
Commercial mortgage-backed securities	1,022	(17)	159	(2)	1,181	(19)
Asset-backed securities	749	(1)	—	—	749	(1)

Total investments	$7,036	$(37)	$1,257	$(6)	$8,293	$(43)

	December 31, 2018
	Less than 12 months		Greater than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities:
U.S. Government and agencies	$2,583	$(1)	$4,845	$(71)	$7,428	$(72)
States, territories and possessions and political subdivisions	—	—	201	(3)	201	(3)
Corporate securities	5,478	(65)	3,333	(41)	8,811	(106)
Foreign securities	1,784	(17)	—	—	1,784	(17)
Residential mortgage-backed securities	606	(9)	5,442	(167)	6,048	(176)
Commercial mortgage-backed securities	255	—	1,109	(23)	1,364	(23)
Asset-backed securities	—	—	944	(5)	944	(5)

Total investments	$10,706	$(92)	$15,874	$(310)	$26,580	$(402)

The Company frequently reviews its investment portfolio for declines in fair value. The Company’s process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period in which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline and (iv) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. When the Company’s analysis of the above factors results in the Company’s conclusion that declines in fair values are other than temporary, the cost of the securities is written down to fair value and the previously unrealized loss is therefore reflected as a realized loss. As of December 31, 2019 and 2018, 17 and 59 fixed maturities have unrealized losses, respectively. In conjunction with its outside investment advisors, the Company analyzed the credit ratings of the securities as well as the historical monthly amortized cost to fair value ratio of securities in an unrealized loss position. Based on these analyses, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2019 and 2018.

3.	Fair Value Measurements

The Company maximizes the use of observable inputs in its valuation techniques and applies unobservable inputs only to the extent that observable inputs are unavailable. The largest class of assets and liabilities carried at fair value by the Company at December 31, 2019 and 2018 were fixed income securities.

Prices provided by independent pricing services and independent broker quotes can vary widely, even for the same security.

The Company’s available-for-sale investments are comprised of a variety of different securities, which are classified into levels based on the valuation technique and inputs used in their valuation. The valuation of cash equivalents are generally based on Level I inputs, which use the market approach valuation technique. The valuation of the Company’s other available-for-sale investments, including the vast majority of fixed income securities generally incorporate significant Level II inputs using the market and income approach techniques. The Company may assign a lower level to inputs typically considered to be Level II based on its assessment of liquidity and relative level of uncertainty surrounding inputs. There were no assets or liabilities classified at Level III at December 31, 2019 and 2018.

The following table sets forth the Company’s assets and liabilities which are measured on a recurring basis by the level within the fair value hierarchy in which fair value measurements fall as of December 31, 2019 and 2018:

	Fair Value Measurement at December 31, 2019
	Total	Level I	Level II	Level III
Assets:
Fixed maturity securities:
U.S. Government and agencies	$7,889	$7,889	$—	$—
All Other Government	500	—	500
States, territories and possessions and political subdivisions	2,728	—	2,728	—
Corporate securities	16,688	—	16,688	—
Foreign securities	3,055	—	3,055	—
Residential mortgage-backed securities	7,398	—	7,398	—
Commercial mortgage-backed securities	2,776	—	2,776	—
Asset backed securities	3,043	—	3,043	—

Total fixed maturity securities	44,077	7,889	36,188	—
Cash equivalents	25,481	3,726	21,755	—

Total assets at fair value	$69,558	$11,615	$57,943	$—

	Fair Value Measurement at December 31, 2018
	Total	Level I	Level II	Level III
Assets:
Fixed maturity securities:
U.S. Government and agencies	$7,730	$7,730	$—	$—
States, territories and possessions and political subdivisions	200	—	200	—
Corporate securities	10,566	—	10,566	—
Foreign securities	1,784	—	1,784	—
Residential mortgage-backed securities	6,540	—	6,540	—
Commercial mortgage-backed securities	1,365	—	1,365	—
Asset backed securities	2,453	—	2,453	—

Total fixed maturity securities	30,638	7,730	22,908	—
Cash equivalents	18,576	3,269	15,307	—

Total assets at fair value	$49,214	$10,999	$38,215	$—

4.	Insurance and Reinsurance Activity

The Company’s subsidiary, Spinnaker, has entered into quota share and excess of loss contracts which may have catastrophe exposure. Spinnaker is not relieved of its primary obligations to policyholders in the event of a default or the insolvency of its reinsurers, therefore a credit exposure exists to the extent that any reinsurer fails to meet its obligations assumed in the reinsurance agreements. To mitigate this exposure to reinsurance insolvencies, Spinnaker evaluates the financial condition of its reinsurers and, in certain circumstances, holds substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements.

A reconciliation of direct to net premiums on both a written and an earned basis is as follows:

	2019		2018
	Premiums Written	Premiums Earned	Premiums Written	Premiums Earned
Direct premium	$208,395	$143,098	$79,960	$51,441
Ceded premium — nonaffiliated	(200,812)	(135,641)	(67,278)	(32,684)

Net premiums	$7,583	$7,457	$12,682	$18,757

A reconciliation of direct to net losses and loss adjustment expense is as follows:

	2019	2018
Direct losses and loss adjustment expenses	$109,900	$34,414
Ceded losses and loss adjustment expenses	(106,105)	(27,482)

Net losses and loss adjustments expenses	$3,795	$6,932

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	2019	2018
Balance at beginning of period:
Liability for unpaid losses and loss adjustment expense	$13,072	$3,750
Reinsurance ceded	10,223	1,537

Net balance at beginning of year	2,849	2,213

Incurred related to:
Current year	4,780	7,794
Prior years	(985)	(862)

Total incurred	3,795	6,932

Paid related to:
Current year	(3,249)	(5,317)
Prior years	(365)	(979)

Total paid	(3,614)	(6,296)

Balance at end of year:
Liability for unpaid losses and loss adjustment expense	36,457	13,072
Reinsurance ceded	33,427	10,223

Net balance at end of year	$3,030	$2,849

Net incurred losses and LAE attributable to insurance events of the prior year have developed by ($985) and ($862) in 2019 and 2018, respectively, as a result of re-estimation of unpaid losses and LAE. These changes are generally a result of ongoing analysis of recent loss development trends. Original estimates are decreased or increased as additional information becomes known regarding individual claims.

The following tables present information about incurred and paid claims development as of December 31, 2019, net of reinsurance, as well as cumulative claim frequency and the total of IBNR reserves plus expected development on reported claims. The tables include unaudited information about incurred and paid claims development for the years ended December 31, 2009 through 2016.

Property and Casualty											At December 31, 2019
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Year Ended December 31, 2019										Total IBNR Plus Expected Development on Reported Claims
												Cumulative Number of Reported Claims

Accident Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	unaudited
(in thousands, except claim counts)
2010	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	—
2011	—	—	—	—	—	—	—	—	—	—	—	—
2012	—	—	—	—	—	—	—	—	—	—	—	—
2013	—	—	—	—	—	—	—	—	—	—	—	—
2014	—	—	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	24	25	25	25	25	—	7
2016	—	—	—	—	—	—	2,457	1,858	1,859	1,770	—	713
2017	—	—	—	—	—	—	—	5,219	4,354	4,034	10	3,118
2018	—	—	—	—	—	—	—	—	7,793	7,184	952	6,133
2019	—	—	—	—	—	—	—	—	—	4,780	946	12,421

									Total	$17,793

Property and Casualty
	Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Year Ended December 31,

Accident Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	unaudited
(in thousands)
2010	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
2011	—	—	—	—	—	—	—	—	—	—
2012	—	—	—	—	—	—	—	—	—	—
2013	—	—	—	—	—	—	—	—	—	—
2014	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	8	25	25	25	25
2016	—	—	—	—	—	—	1,244	1,846	1,858	1,770
2017	—	—	—	—	—	—	—	3,019	3,983	4,021
2018	—	—	—	—	—	—	—	—	5,317	5,698
2019	—	—	—	—	—	—	—	—	—	3,249

									Total	$14,763

				All outstanding liabilities prior to 2009, net of reinsurance						$—
			Liabilities for Claims and Claim adjustment expenses, net of reinsurance							$3,030

The following table presents supplementary information about average historical claims duration as of December 31, 2019:

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
Property and Casualty	63.8%	32.8%	0.5%	-2.5%	—%	—%	—%	—%	—%	—%

5.	Operating Leases

The Company has an operating lease of home office space under a non-cancellable agreement that expires July 31, 2024. The lease has an option to extend for up to an additional 5 years. The discount rate used for the operating lease is 7.87%.

The following summarizes the line items in the balance sheet which include amounts for operating and finance leases as of December 31, 2019:

	2019	2018
Operating lease right-of-use-office space	$259	$—
Accumulated amortization	(32)	—

Operating lease included in property, plant, & equipment	$227	$—

Opiating lease liability included in included in accrued expenses and other liabilities	$(246)	$—

The maturities of the lease liability as of December 31, 2019 were as follows:

Year Ending December 31:	Operating
2020	$62
2021	63
2022	66
2023	66
2024	38

Total lease Payments	295
Less: interest	(49)

Present value of the lease liability	$246

The following summarizes the line items in the income statements which include the components of lease expense for the year ended December 31:

	2019	2018
Operating lease included in underwriting and general expenses	$55	$27

The following summarizes cash flow information related to leases for the year ended December 31, 2019:

	2019	2018
Cash paid for amounts included in the measurement of the lease liabilities:
Operating cash flows from operating leases	$26	$27
Lease assets obtained in exchange for the lease obligation:
Operating leases	259	—

6.	Contingencies

The Company is not aware of any contingencies that will materially impact the Company’s financial position, cash flows, or results of operations.

7.	Debt

The Company had a $1,000,000 line of credit with PNC Bank, N.A., of which there was no outstanding amount as of December 31, 2019. The line of credit expired on September 18, 2020.

8.	Benefit Plans

The Company sponsors a 401(k) plan that covers all eligible employees. Beginning in 2018, the Company provides a match of 50% of the first 6% of the employees’ contributions. The Company contributed $49 and $48 to the defined contribution plan in 2019 and 2018, respectively.

9.	Income Taxes

The components of our provision for income taxes for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Current	$940	$—
Deferred	(1,006)	62

	$(66)	$62

The provision for income taxes differs from the amount that would be computed by applying the statutory federal rate to income before provisions for income taxes for the years ended December 31, 2019 and 2018, as a result of the following:

	2019	% of Pre-Tax Income	2018	% of Pre-Tax Income
Expected provision computed at statutory rate	$1,216	21.0%	$667	21.0%
Effect of permanent differences	5	0.1%	3	0.1%
Change in valuation allowance	(1,284)	-22.2%	(607)	-19.1%
Other items	(8)	-0.1%	(1)	0.0%
Prior year over accrual	5	0.1%	—	0.0%

Total	$(66)	(1.1)%	$62	2.0%

The major components of the deferred income tax expense are the differences between the tax basis of deferred acquisition costs, unpaid losses and loss expenses and unearned premium reserves and their reported amounts in the financial statements. For tax purposes, acquisition costs are deducted as incurred, unpaid losses and loss expenses are discounted to determine the deductible portion of incurred losses and twenty percent of the change in unearned premium reserves is not deductible in the current year.

The Company will recognize a valuation allowance if based on the weight of all available evidence, it is more likely than not that some, or all, of a deferred tax asset will not be realized. The Company recorded no valuation allowance at December 31, 2019 as management has determined that it is more likely than not that the Company’s net deferred tax asset will be fully realized. The Company recorded a full valuation allowance at December 31, 2018 of $1,284. The change in valuation allowance in 2019 was $1,284.

At December 31, 2019 and 2018, the Company had no net operating losses and $1,348 of net operating losses, respectively. The Company had no unused AMT credit carryforward. The Company had $34 and $34 of capital loss carryforwards at December 31, 2019 and 2018, respectively. The Company’s capital loss carryforwards will expire through December 31, 2024.

On December 22, 2018, President Trump signed the Tax Cuts and Jobs Act (the “Act”) into legislation. The Company had recorded a deferred tax provision of $1,158 due to a remeasurement of deferred tax assets and liabilities as the corporate income tax rate decreased effective January 1, 2019 from 34% tax rate to 21%. As the Company maintained a valuation allowance against its federal and state deferred tax assets at December 31, 2018, a corresponding reduction in the valuation allowance was recorded against this tax provision; therefore, there was no net impact to the Company’s statement of operations for the year ended December 31, 2018 as a result of this corporate income tax rate change.

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act (H.R. 248). Based on a review of the Act, the Company does not believe that the Act will have a material impact on the Company’s financial statement. The Company will continue to monitor ongoing guidance on the Act at such time they are issued.

The tax effects of temporary differences that give rise to significant portions of our deferred income tax assets and deferred income tax liabilities at December 31, 2019 and 2018 are as follows:

	2019	2018
Deferred income tax assets:
Unearned premium	$132	$122
Unpaid losses and loss adjustment expenses	37	30
Advanced premium	28	22
Net operation loss carryovers	—	282
Intangible Assets	1,038	1,106
Other	249	142

Total gross deferred income tax assets	1,484	1,704

Deferred income tax liabilities:
Deferred policy acquisition costs	530	403
Other	134	17

Total gross deferred income tax liabilities	664	420

Net deferred income tax assets	820	1,284
Valuation allowance	—	(1,284)

Deferred income tax assets, net	$820	$—

10.	Stockholders’ Equity

The Company has 1,000 shares of $4,200 par value authorized, issued and outstanding common stock at December 31, 2019 and 2018. Sojourner was the sole shareholder prior to the Company’s acquisition by Hippo.

11.	Statutory Net Earnings and Shareholders’ Equity

The Company, which is domiciled in Illinois, prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Illinois Insurance Department. These principles are recognized for determining solvency under applicable state law. The commissioner of the Illinois Insurance Department has the right to permit other practices that may deviate from prescribed practices. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in Illinois.

Generally accepted accounting principles differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis). As filed in the statutory basis annual statement with the Insurance Department of the State of Illinois, the differences in members’ equity and net earnings are as follows:

	2019	2018
Total stockholders’ equity	$41,244	$34,696
Non-admitted assets	(788)	(53)
Deferred acquisition costs	(2,462)	(1,921)
Deferred taxes	615	—
Book Value of Bonds (PGAAP)	(70)	(81)
Market Value of Bonds	(504)	383
Provision for reinsurance	(38)	9
Miscellaneous differences	(1)	(16)

Aggregate statutory surplus of insurance subsidiaries	$37,996	$33,017

Net income	$5,847	$3,114
Deferred acquisition costs	(541)	1,937
Deferred taxes	(1,005)	60
GAAP to STAT bond amortization difference	7	8
Miscellaneous differences	—	16

Aggregate statutory net earnings	$4,308	$5,135

The insurance laws of the state of Illinois restrict dividend payments by the Company. In most cases, the Company cannot pay dividends without the prior approval of the Insurance Commissioner of the State of Illinois. In addition, insurance laws require the maintenance of minimum capital and surplus. Illinois requires the Company to maintain paid-in capital of $1,000 and surplus of $2,000. The Company is in compliance with these requirements.

Insurance regulators use multiple metrics to regulate insurance companies and determine the appropriate levels of capital an insurer should maintain above the statutory minimum capital levels noted above. Risk-based capital (“RBC”), which is the most commonly used tool, is designed to measure the acceptable amount of capital an insurer should have, based on the inherent risks of its business. Insurers failing to meet adequate capital levels may be subject to insurance department scrutiny, and ultimately, rehabilitation or liquidation. The Company maintained surplus in excess of prescribed minimum risk-based capital requirements as calculated by the Company and filed with the Illinois Insurance Department as of December 31, 2019 and 2018.

12.	Related Parties

One of Sojourner’s owners, Arch Reinsurance Company and its affiliates (collectively “Arch”), participates on certain reinsurance contracts on an annual basis at market terms consistent with the terms for unaffiliated reinsurers. For 2019 and 2018, the Company ceded premiums to Arch of $24,876 and $6,963, respectively. At December 31, 2019 and 2018, the Company had unsecured net balances due from Arch of $6,480 and $1,936, respectively. Other similar owners participate in the Company’s reinsurance programs, however, the amounts of premiums ceded and unsecured balances due from these related parties is deemed to be not material by Management.

13.	Subsequent Events

The Company has evaluated subsequent events through November 12, 2020, the date these financial statements were available for issuance.

COVID-19

As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which may negatively affect the financial position, results of operations and cash flows of the Company. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Acquisition by Hippo

On August 31st, 2020, Hippo acquired 100% of the Company’s common stock from Sojourner. Hippo was also the parent of one of the program administrators sourcing insurance business for the Company in 2019 and 2018.

SPINNAKER INSURANCE COMPANY

(dollars in thousands, unaudited)

BALANCE SHEETS

June 30, 2020 and December 31, 2019

	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$17,461	$24,560
Restricted cash	1,886	804
Short-term investments	4,998	—
Fixed maturities, at fair value	47,159	44,077
Accrued interest and dividends	239	240
Premium and agents’ balances	31,259	31,169
Deferred policy acquisition costs	2,403	2,462
Ceded unearned premium	134,419	110,139
Ceding commissions receivable	22,160	9,776
Reinsurance recoverable on paid and unpaid losses and LAE	85,602	42,475
Deferred income taxes, net	501	820
Property and equipment, net	238	258
Other assets	398	118

Total assets	$348,723	$266,898

Liabilities
Unpaid losses and loss expenses	57,138	$36,457
Unearned premiums	134,987	113,177
Commissions payable and contingent commissions	825	3340
Advanced premium	1,691	690
Reinsurance payable	94,745	58,560
Federal income taxes payable	1,354	664
Accrued expenses and other liabilities	3,531	5,308
Other amounts due to reinsurers	—	22
Deferred ceding fees	8,683	7,436

Total liabilities	302,954	225,654

Commitments and contingencies (Note 6)
Stockholders’ Equity
Common Stock	4,200	4,200
Additional paid-in-capital	29,910	29,910
Retained earnings	10,329	6,736
Accumulated other comprehensive income
Net unrealized gains on securities, net of tax expense of $354 and $106 during the periods ended June 30, 2020 and December 31, 2019 respectively	1330	398

Total stockholders’ equity	45,769	41,344

Total liabilities and stockholders’ equity	$348,723	$266,898

SPINNAKER INSURANCE COMPANY

(dollars in thousands, unaudited)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2020 and 2019

	Six Months Ended

	June 30, 2020	June 30, 2019
Revenues:
Premiums earned	$111, 223	$53,531
Premiums ceded	(107,146)	(49,812)

Net premiums earned	4,077	3,719
Net investment income	556	557
Net realized capital gain on investments	39	—
Other income	9	6

Total revenues	4,681	4,282

Expenses:
Losses and loss adjustment expenses	2,695	2,118
Commission income	(8,548)	(4,011)
Underwriting and general expenses	5,933	4,347

Total expenses	80	2,454

Income from operations before income taxes	4,601	1,828
(Benefit) provision for income taxes	1,008	(123)

Net income	3,593	1,951

Other comprehensive income, before tax:
Unrealized holding gains on securities	1,180	783
Income tax expense related to items of other comprehensive income	(248)	(164)

Other comprehensive income, net of tax:	932	619

Comprehensive income	$4,525	$2,570

SPINNAKER INSURANCE COMPANY

(dollars in thousands, unaudited)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2020 and 2019

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2018	1,000	$4,200	$29,910	$889	$(303)	$34,696

Net income	—	—	—	1,951	—	1,951
Other comprehensive income, net of tax	—	—	—	—	619	619

Balance at June 30, 2019	1,000	$4,200	$29,910	$2,840	$316	$37,266

Balance at December 31, 2019	1,000	$4,200	$29,910	$6,736	$398	$41,244

Net income	—	—	—	3,593	—	3,593
Other comprehensive income, net of tax	—	—	—	—	932	932

Balance at June 30, 2020	1,000	$4,200	$29,910	$10,329	$1,330	$45,769

SPINNAKER INSURANCE COMPANY

(dollars in thousands, unaudited)

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2020 and 2019

	Six Months Ended.

	June 30, 2020	June 30, 2019
Cash flows from operating activities:
Net income	$3,593	$1,951
Adjustments to reconcile net income to net cash used in operating activities: Net realized capital loss (gain) on investment	(39)	—
Depreciation of fixed assets	4	2
Amortization of right-of-use asset	21	12
Net amortization of premiums and discounts on investments	72	37
Amortization of deferred policy acquisition costs	2,017	1,709
Amortization of deferred ceding fees	(7,261)	(3,341)
Changes in assets and liabilities:
Accrued interest and dividends	1	(31)
Premium and agents’ balances	(90)	(11,122)
Deferred policy acquisition costs	(1,958)	(2,170)
Deferred income taxes, net	72	(164)
Ceded unearned premium	(24,280)	(39,892)
Ceding commissions receivable	(12,384)	(7,307)
Reinsurance recoverable on paid and unpaid losses and LAE	(43,127)	(20,889)
Other assets	(280)	(81)
Unpaid losses and loss expenses	20,681	16,212
Unearned premiums	21,810	39,499
Commissions and contingencies (Note 6)	(2,515)	3,348
Advanced premium	1,001	1,059
Reinsurance payable	36,185	31,869
Federal income taxes payable	690	10
Operating lease right-of-use-office space	—	(259)
Accrued expenses and other liabilities	5,484	3,639
Other amounts due to reinsurers	(22)	(1,825)
Deferred ceding fees	1,247	2,071

Net cash provided by operating activities	922	14,337

Cash flows from investing activities:
Proceeds from sales of investments with fixed maturities	6,071	2,372
Purchases of short-term investments	(4,998)	—
Purchases of investments with fixed maturities	(8,007)	(7,245)
Fixed assets acquired	(5)	(16)

Net cash used in investing activities	(6,939)	(4,889)

Net increase in cash	(6,017)	9,448
Cash, cash equivalents and restricted cash, beginning of year	25,364	17,857

Cash, cash equivalents and restricted cash, end of period	$19,347	$27,305

Supplemental disclosures of cash flow information Cash paid for income taxes	$238	$261

SPINNAKER INSURANCE COMPANY

NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2020 and June 30, 2019

1. Nature of Operations and Summary of Significant Accounting Policies:

Spinnaker Insurance Company (the “Company”) is an Illinois domiciled property and casualty insurance carrier licensed in 50 states plus the District of Columbia. The Company primarily underwrites voluntary homeowners’ business sourced through program administrators.

The Company entered into a transfer and assumption agreement with Sirius America Insurance Company (“Sirius”), effective July 15, 2015. Sirius assumed all known, unknown and contingent liabilities of the Company relating to events occurring on or before July 15, 2015. On September 24, 2015, 100% of the assets and stock of the Company (formerly known as Woodridge Insurance Company) were acquired by Sojourner Holding Company, LLC (“Sojourner”), a Delaware domiciled limited liability company. Following the acquisition, Sojourner increased the Company’s capitalization to $34 million through the contribution of cash and invested assets. In the fourth quarter of 2015, the Company commenced operations. On August 31st, 2020, the Company was acquired by Hippo Enterprises Inc. (“Hippo”). Hippo is also the parent of Hippo Analytics, Inc, which is the Company’s largest program administrator producing insurance business.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”). The significant accounting policies followed by the Company are summarized as follows:

Reclassifications

Certain amounts from prior periods have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Company has categorized its investment portfolio as “available-for-sale” and has reported the portfolio at fair value, adjusted for other than temporary declines in fair value, with unrealized gains and losses, net of tax, reported as a net amount in other comprehensive income. Fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Amortization of premium and accretion of discount are computed using the scientific (constant yield to worst) method. Realized gains and losses are determined using the specific identification method and included in the determination of income. Net investment income includes interest and dividend income together with amortization of market premiums and discounts, and is net of investment management and custody fees.

The Company reviews its investments each quarter to determine whether a decline in fair value below the amortized cost basis is other than temporary. Accordingly, the Company assesses whether it intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired and that the Company does not intend to sell and will not be required to sell prior to recovery of the amortized cost basis, the

Company separates the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows discounted at the security’s effective yield. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and, therefore, is not required to be recognized as losses in the statement of operations, but is recognized in other comprehensive income.

A company must establish the appropriate level in the fair value hierarchy for each fair value measurement. The hierarchy gives the highest priority to unadjusted quoted market price in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Level I – Quoted price in active markets for identical assets and liabilities.

Level II – Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level II inputs include quoted prices for similar assets or liabilities other than quoted in prices in Level I; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level III – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions that market participants would use in pricing the asset or liability. Level III assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Fair Value of Financial Instruments

The Company’s financial instruments are cash and cash equivalents, short-term investments, premium and agents’ balances, and accrued expenses and accounts payable. The carrying amounts for cash and cash equivalents, premium and agents’ balances, and accrued expenses and accounts payable approximate their fair value based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased. The securities classified as cash equivalents within the accompanying balance sheets are highly liquid and readily convertible to known amounts of cash. Cost approximates fair value for these securities.

Investments

The Company’s investments consist of short-term investments and investments with fixed maturities.

The Company has categorized its investment portfolio as “available-for-sale” and has reported the portfolio at fair value, adjusted for other than temporary declines in fair value, with unrealized gains and losses, net of tax, reported as a net amount in other comprehensive income. Fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Amortization of premium and accretion of discount are computed using the scientific (constant yield to worst) method. Realized gains and losses are determined using the specific identification method and included in the determination of income. Net investment income includes interest and dividend income together with amortization of market premiums and discounts, and is net of investment management and custody fees.

The Company reviews its investments each quarter to determine whether a decline in fair value below the amortized cost basis is other than temporary. Accordingly, the Company assesses whether it intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired and that the Company does not intend to sell and will not be required to sell prior to recovery of the amortized cost basis, the Company separates the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows discounted at the security’s effective yield. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and, therefore, is not required to be recognized as losses in the statement of operations, but is recognized in other comprehensive income.

A company must establish the appropriate level in the fair value hierarchy for each fair value measurement. The hierarchy gives the highest priority to unadjusted quoted market price in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Level I – Quoted price in active markets for identical assets and liabilities.

Level II – Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level II inputs include quoted prices for similar assets or liabilities other than quoted in prices in Level I; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level III – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions that market participants would use in pricing the asset or liability. Level III assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Restricted Cash

Restricted cash consists of cash bank accounts. Restricted cash represents amounts held in the Company’s bank account to satisfy collateral requirements associated with the reinsurance recoverable balances. All restricted cash is invested in money market. The reconciliation between the balance sheet and the statement of cash flows is as follows:

	June 30, 2020	December 31, 2019
Cash and cash equivalents	$17,461	$24,560
Restricted cash	1,886	804

Total cash, cash equivalents, and restricted cash	£19,347	$25,364

Revenue Recognition

Premiums written are recorded at policy inception and are recognized as revenue on a pro rata basis over the policy term. The portion of premiums that could be earned in the future is deferred and reported as unearned premiums. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company’s exposure to credit risk. When policies lapse, the Company writes off the written premium and the applicable unearned premium.

Reinsurance

In the normal course of business, the Company seeks to reduce losses or generate fee income by reinsuring certain levels of risk with reinsurers. Amounts recoverable from or payable to reinsurers are estimated in a manner consistent with the insurance business.

Concentrations of Credit Risk

The Company’s financial instruments exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, investments, reinsurance recoveries, and premium receivables. Premium receivables are a mix of receivables due from policyholders, agents, and program administrators. The Company maintains cash balances at banks that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250. During the normal course of business, balances are maintained above the FDIC insurance limit. The Company maintains short-term investment balances in investment grade money market accounts that are insured by the Securities Investor Protection Corporation (“SIPC”) up to $500. Balances for these accounts are maintained in excess of the SIPC insurance limit.

Unpaid Losses and Loss Expenses

The liability for unpaid losses and loss expenses includes case basis estimates of reported losses, plus amounts for incurred but not reported losses (“IBNR”) calculated based upon loss projections utilizing historical company and industry data. The liability for losses has been established on the basis of actuarial assumptions and management judgments. In establishing the liability for losses and loss adjustment expenses, the Company utilizes the findings of an independent consulting actuary.

The actuary used a variety of actuarial methods to estimate the ultimate cost of losses and loss adjustment expenses. These methods included paid loss and incurred loss development techniques, as well as the Bornhuetter-Ferguson technique. For each method, judgmental selections of low and high ultimate losses are made, and the selection of the ultimate value is based on the actuary’s judgment.

Management believes that its aggregate liability for unpaid losses and loss adjustment expenses at year-end represents its best estimate, based upon the available data, of the amount necessary to cover the ultimate cost of losses and claims to date.

Projections of future ultimate losses and loss expenses are inherently uncertain because of the random nature of claims occurrences and the dependency on future contingent events, which are affected by economic, legal, political and social factors. Due to these uncertainties, it is not possible to determine whether actual loss experience will conform to the assumptions used in estimating the liability. As a result, the actual liability may be significantly in excess of or less than the amount indicated in the financial statements. As adjustments to those estimates become necessary, such adjustments are reflected in current operations.

Deferred Policy Acquisition Costs

Incremental direct costs of acquiring insurance contracts and certain costs related directly to the acquisition process are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. Those costs include commissions, premium taxes and board and bureau fees. Expense allowances recorded in connection with reinsurance arrangements are accounted for as a reduction of the related acquisition cost. Amortization for the periods ended June 30, 2020 and 2019 was $5,244 and $1,632 respectively.

Deferred Ceding Fees

Ceding fees that are associated with unearned premiums are established as a liability and amortized into income pro rata over the life of the underlying business.

Income Taxes

Deferred federal income taxes have been provided for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Such differences are related principally to the deferral of policy acquisition costs, discounting of losses for tax purposes and unearned premium reserves.

The Company recognizes the effect of an uncertain tax position only if it is more likely than not that the position is sustainable based on its technical merits. Measurement of the tax position’s effect on the income tax provision is based on the largest amount of benefit that is greater than 50% likely of being realized upon the ultimate settlement. Differences between the amount of benefits taken or expected to be taken in the Company’s income tax returns and the amount of benefits recognized based on this evaluation and measurement of the related tax positions represent the unrecognized income tax benefit, which is reflected as a liability. The Company includes interest and penalties related to unrecognized income tax benefits in income tax expense in the statements of operations.

The Company files a federal and several state income tax returns. The current provision for Federal and state income taxes is based on Spinnaker’s income which is currently taxable.

Recently Adopted Accounting Pronouncements

In July 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, which will remove, modify, and add disclosure requirements for fair value measurements to improve the overall usefulness of such disclosures. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any removed or modified disclosure requirements. Transition is on a prospective basis for the new and modified disclosures, and on a retrospective basis for disclosures that have been eliminated. The Company adopted ASU No. 2018-13 on January 1, 2020, and the adoption did not have a material impact on the Company’s financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows, Restricted Cash (ASU 2016-18). This ASU requires changes in restricted cash during the period to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. If cash, cash equivalents and restricted cash are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the total in the statement of cash flows to the related captions in the balance sheet. The Company elected to adopt ASU 2016-18 on January 1, 2019 and has retroactively reflected the adoption in Company’s financial statements. In addition, the Company adopted ASU No 2016-15, Statement of Cash Flow (ASU 2016-15) on January 1, 2019. The guidance reduces diversity in how certain cash receipts and cash payments are presented and classified in the statements of cash flows. The adoption of ASU No. 2016-15 did not have a material impact on the Company’s condensed financial statements.

In February 2016 FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and the lessors. Topic 842 requires the lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. The classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. In November 2019 FASB issued ASU No 2019-10 and revised the effective date based on updated criteria with the effective date for fiscal years beginning after December 15, 2020. In June 2020 FASB issued ASU No 2020-05 further delaying the effective date for fiscal years beginning after December 15, 2021 due to the COVID-19 pandemic.

The Company adopted Topic 842 on January 1, 2019, and the impact of the adoption was disclosed in Note 5.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. This ASU is effective for private companies’ fiscal year, and for interim periods within those fiscal year, beginning after December 15, 2022. The Company expects to adopt ASU No. 2016-13 beginning January 1, 2023 and is currently evaluating the impact on the Company’s financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU No. 2019-12 will be effective for private entities for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company expects to adopt ASU No. 2019-12 beginning January 1, 2022 and is currently assessing the impact the guidance will have on the Company’s financial statements.

2. Investments

Investments are carried at fair value and their associated cost or amortized cost as of June 30, 2020 and December 31, 2019 as follows:

	June 30.2020

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments
Treasury bills	$4,998	—	—	$4,998

Total short-term investments	4,998	—	—	4,998
Fixed maturities:
U.S. government and agencies	$6307	$89	$—	$6,396
All other government	489	145	—	634
States, territories and possessions and political subdivisions	3,149	221	—	3370
Corporate securities	18,491	667	(1)	19,157
Foreign securities	1,802	90	—	1,892
Residential mortgage-backed securities	6,227	195	—	6,422
Commercial mortgage-backed securities	5250	234	—	5,484
Asset backed securities	3,691	113	—	3,804

Total fixed maturities	$45,406	$1,754	$(1)	$47,159

Total investments	$50,404	$1,754	$(1)	$52,157

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agencies	$7,854	$35	$—	$7,889
All other government	500	—	—	500
States ; territories and possessions and political subdivisions	2,662	69	(3)	2,728
Corporate securities	16,455	243	(10)	16,688
Foreign securities	3,002	53	—	3,055
Residential mortgage-backed securities	7347	61	(10)	7,398
Commercial mortgage-backed securities	2,753	42	(19)	2,776
Asset backed securities	3,000	44	(1)	3,043

Total investments	$43,573	$547	$(43)	$44,077

The cost and fair value of short-term investments and investments with fixed maturities are shown by contractual maturity as of June 30, 2020 and December 31, 2019. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 31, 2020
	Amortized Cost	Fair Value
Due to mature:
One year or less	$12=7S3	$12,819
After one year through five years	18,045	18,785
After five years	4,321	4,756
After ten years	87	87
Residential mortgage-backed securities	6,227	6,422
Commercial mortgage-backed securities	5,250	5,484
Asset backed securities	3,691	3,804

Total investments	$50,404	$52,157

	December 31, 2019
	Amortized Cost	Fair Value
Due to mature:
One year or less	$9,096	$9,120
After one year through five years	17,672	17,935
After five years	3,598	3,699
After ten years	107	106
Residential mortgage-backed securities	7,347	7,398
Commercial mortgage-backed securities	2,753	2,776
Asset backed securities	3,000	3,043

Total investments	$43,573	$44,077

Proceeds from sales or maturities of investments during the six months ended June 30, 2020 and 2019 were $6,071 and $2,372, respectively. The Company recognized gross realized gains of $40 and $0 and gross realized losses of $1 and $0 during the six months ended June 30, 2020 and 2019, respectively.

Investments with a carrying value of $8,087 and $8,050 at June 30, 2020 and December 31, 2019, respectively have been deposited with various state regulatory agencies as required by law.

The Company’s net investment income for the six months ended June 30, 2020 and 2019 is comprised of the following:

	Six months ended.
	June 30, 2020	June 30, 2019
Fixed income	$562	$445
Cash and cash equivalents	68	178

Total gross investment income	630	623
Investment expenses	74	66

Net investment income	$556	$557

At June 30, 2020 and December 31, 2019, the Company’s investment portfolio had unrealized losses of $1 and $43, respectively. As of June 30, 2020 and December 31, 2019, the Company’s investments in securities which had unrealized losses by the length of time the investments had been in an unrealized loss position by major category are as follows:

	June 30. 2020

	Less than 12 months		Greater than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Short-term investments
Treasury bills	$4,998	$—	$—	$—	$4,998	$—

Total short-tenn investments	4,998	—	—	—	4,998	—
Fixed maturities:
U.S. government and agencies	8 1,011	$—	8—	$—	$1,011	$—
Corporate securities	—	—	504	(1)	504	(1)
Commercial mortgage- backed securities	—	—	118	—	118	—

Total fixed maturities	1,011		622	(1)	1,633	(1)

Total investments	86,009	$—	$622	$(1)	$6,631	$(1)

	December 31.2019

	Less than 12 months		Greater than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed matunties:
U.S. government and agencies	$998	$—	8—	$—	$998	$—
States, territories and possessions and political subdivisions	743	(3)	107	—	850	(3)
Corporate securities	1,567	(10)	—	—	1,567	(10)
Residential mortgage-backed securities	1,957		991	(4)	2,948	(10)
Commercial mortgage- backed securities	1,022	(17)	159	(2)	1,181	(19)
Asset-backed secunties	749	(1)	—	—	749	(1)

Total investments	87,036	$(37)	81,257	$(6)	$8,293	$(43)

The Company frequently reviews its investment portfolio for declines in fair value. The Company’s process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period in which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline and (iv) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. When the Company’s analysis of the above factors results in the Company’s conclusion that declines in fair values are other than temporary, the cost of the securities is written down to fair value and the previously unrealized loss is therefore reflected as a realized loss. As of June 30, 2020 and December 31, 2019, three and seventeen fixed maturity investments have unrealized losses, respectively. In conjunction with its outside investment advisors, the Company analyzed the credit ratings of the securities as well as the historical monthly amortized cost to fair value ratio of securities in an unrealized loss position. Based on these analyses, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2020 and December 31, 2019.

3. Fair Value Measurements

The Company maximizes the use of observable inputs in its valuation techniques and applies unobservable inputs only to the extent that observable inputs are unavailable. The largest class of assets and liabilities carried at fair value by the Company at June 30, 2020 and December 31, 2019 were fixed income securities.

Prices provided by independent pricing services and independent broker quotes can vary widely, even for the same security.

The Company’s available-for-sale investments are comprised of a variety of different securities, which are classified into levels based on the valuation technique and inputs used in their valuation. The valuation of cash equivalents is generally based on Level I inputs, which use the market approach valuation technique. The valuation of the Company’s other available-for-sale investments, including the vast majority of fixed income securities generally incorporate significant Level II inputs using the market and income approach techniques. The Company may assign a lower level to inputs typically considered to be Level II based on its assessment of liquidity and relative level of uncertainty surrounding inputs. There were no assets or liabilities classified at Level III at June 30, 2020 and December 31, 2019.

The following table sets forth the Company’s assets and liabilities which are measured on a recurring basis by the level within the fair value hierarchy in which fair value measurements fall as of June 30, 2020 and December 31, 2019:

	Fair Valve Measurement at June 30. 2020
	Total	Level I	Level II	Level III
Assets:
Cash equivalents:
Money market fend	$296	$296	$—	$—
Treasurv bilk	8.499	8.499	—	—

Total Cash equivalents	8,795	8,795	—	—
Short-term investments:
Treasurv bills	4.998	4.998	—

Total short-term investments	4.998	4.998	—	—
Fixed maturity securities:
U.S. government and agencies	6396	6396	—	—
All other government	634	—	634	—
States, territories and possessions	—	—
and political subdivisions	3370	—	3,370	—
Corporate securities	19,157	—	19.157	—
Foreign securities	1,892	—	1.892	—
Residential mortgage-backed securities	6,422	—	6,422	—
Commercial mortgage-backed securities	5,484	—	5.484	—
Asset backed securities	3.804	—	3.804	—

Total fixed maturity securities	47,159	6396	40.763	—

Total assets at fair value	$60.952	$20,189	$40.763	$—

	Fair Value Measurement at December 31. 2019
	Total	Level I Level II		Level HI
Assets:
Cash equivalents:
Treasurv bills	$21.755	$21.755	$—	$—

Total Cash equivalents	21.755	21,755	—	—
Fixed maturity securities:
U.S. government and agencies	7.889	7,889	—	—
All other government	500	—	500
States, territories and possessions and political subdivisions	2.728	—	2.728	—
Corporate securities	16,688	—	16,688	—
Foreign securities	3055	—	3055	—
Residential mortgage-backed securities	7,398	—	7398	—
Commercial mortgage-backed securities	2.776	—	2,776	—
Asset backed securities	3.043	—	3.043	—

Total fixed maturity securities	44.077	7.889	36.188

Total assets at fair value	$65.83.2	$29.644	$36.188	$—

4. Insurance and Reinsurance Activity

The Company has entered into quota share and excess of loss contracts which may have catastrophe exposure. The Company is not relieved of its primary obligations to policyholders in the event of a default or the insolvency of its reinsurers, therefore a credit exposure exists to the extent that any reinsurer fails to meet its obligations assumed in the reinsurance agreements. To mitigate this exposure to reinsurance insolvencies, The Company evaluates the financial condition of its reinsurers and, in certain circumstances, holds substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements.

A reconciliation of direct to net premiums on both a written and an earned basis is as follows:

	Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	Premiums Written	Premiums Earned	Premiums Written	Premiums Earned
Direct premium	$133.033	$111.223	$93.030	$53.531
Ceded premium — nonaffiliated	(131,425)	(107,146)	(89,704)	(49,812)

Net premiums	$1,608	$4.077	$3,326	$3,719

A reconciliation of direct to net losses and loss adjustment expense is as follows:

	Six Months Ended,
	June 30, 2020	June 30. 2019
Direct losses and loss adjustment expenses	$93,942	$48,574
Ceded losses and loss adjustment expenses	(91,247)	(46,456)

Net losses and loss adjustments expenses	$2,695	$2,118

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	Six Months Ended.

	June 30, 2020	June 30, 2019
Balance at beginning of period:
Liability for unpaid losses and loss adjustment expense	$36,457	$13,072
Reinsurance recoverable	33,427	$10,223

Net balance at beginning of period	3,030	2,849

Incurred related to:
Current year	2,739	2,107
Prior years	(40)	13

Total incurred	2,699	2.120

Paid related to:
Current year	1,412	1,016
Prior years	646	(756)

Total paid	2,058	260

Balance at end of period:
Liability for unpaid losses and loss adjustment expense	57,138	29,284
Reinsurance recoverable	53,467	24,576

Net balance at end of period	$3,671	$4,708

Net incurred income (losses) and LAE attributable to insurance events of the prior year have developed by ($40) and $13 during the six months ended June 30, 2020 and 2019, respectively, as a result of re-estimation of unpaid losses and LAE. These changes are generally a result of ongoing analysis of recent loss development trends. Original estimates are decreased or increased as additional information becomes known regarding individual claims.

5. Operating Leases

The Company has an operating lease of home office space under a non-cancellable agreement that expires July 31, 2024. The lease has an option to extend for up to an additional 5 years. The discount rate used for the operating lease is 7.87%.

The following summarizes the line items in the balance sheet which include amounts for operating and finance leases as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Operating lease right-of-use-office space	$259	$259
Accumulated amortization	(53)	(32)

Operating lease included in property, plant & equipment	206	227

Operating lease liability included in included in accrued expenses and other liabilities	$(225)	$(246)

The maturities of the lease liability as of June 30, 2020 were as follows:

Remaining fiscal 2020	$31
Fiscal year 2021	63
Fiscal year 2022	66
Fiscal year 2023	66
Fiscal year 2024	38

Total lease Payments	264
Less: interest	(39)

Present value of the lease liability	$225

The following summarizes the line items in the income statements which include the components of lease expense for the six months ended June 30, 2020 and 2019:

	Six Months Ended,

	June 30, 2020	June 30, 2019
Operating lease included in underwriting and general expenses	$32	$23

The following summarizes cash flow information related to leases for the six months ended June 30, 2020 and 2019:

	Six Months Ended,

	2020	2019
Cash paid for amounts included in the measurement of the lease liabilities: Operating cash flows from operating leases	$31	$8
Lease assets obtained in exchange for the lease obligation: Operating leases	$—	$259

6. Commitments and contingencies

The Company is not aware of any contingencies that will materially impact the Company’s financial position, cash flows, or results of operations.

The Company has a $1,000,000 line of credit with PNC Bank, N.A., of which there is no outstanding amount as of June 30, 2020 and December 31, 2019. The line of credit matures on September 18, 2020. During the term of the line of credit, the Company can borrow at any time and partially or wholly repay any outstanding borrowings and then re-borrow, as necessary up to the total amount of the line of credit, until the maturity date of September 18, 2020. Any future borrowings under the line of credit are expected to be used for ongoing working capital requirements and other general corporate purposes. Any borrowings on the line of credit bear interest at a rate of LIBOR plus 1.2 percent. The line of credit is collateralized by substantially all of the business assets of the Company.

7. Benefit Plans

The Company sponsors a 401(k) plan that covers all eligible employees. Beginning in 2018, the Company provides a match of 50% of the first 6% of the employees’ contributions. The Company contributed $31 and $25 to the defined contribution plan during the six months ended June 30, 2020 and 2019, respectively.

8. Income Taxes

The effective income tax rate was 22% for the six months ended June 30, 2020 compared to (7%) for the six months ended June 30, 2019. The increase of effective income tax rate is primarily due to release of valuation allowance of $1,284 during the six months ended June 30, 2020.

The Company will recognize a valuation allowance if based on the weight of all available evidence, it is more likely than not that some, or all, of a deferred tax asset will not be realized. The Company recorded no valuation allowance at June 30, 2020 and December 31, 2019 as management has determined that it is more likely than not that the Company’s net deferred tax asset will be fully realized. The change in valuation allowance for the six months ended June 30, 2020 was $0.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. As of September 30, 2020, the Company has determined that neither the CARES Act nor changes to income tax laws or regulations in other jurisdictions had a significant impact on the Company’s effective tax rate.

9. Stockholder’ Equity

The Company has 1,000 shares of $4,200 par value authorized, issued and outstanding common stock at June 30, 2020 and December 31, 2019. Sojourner was the sole shareholder prior to the Company’s acquisition by Hippo.

There were no issuances during the six months ended June 30, 2020 and the year ended 2019, respectively. There were no dividends declared or paid during the six months ended June 30, 2020 and year ended December 31, 2019.

10. Statutory Net Earnings and Shareholders’ Equity

The Company, which is domiciled in Illinois, prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Illinois Insurance Department. These principles are recognized for determining solvency under applicable state law. The commissioner of the Illinois

Insurance Department has the right to permit other practices that may deviate from prescribed practices. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in Illinois.

Generally accepted accounting principles differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis). As filed in the statutory basis annual statement with the Insurance Department of the State of Illinois, the differences in members’ equity and net earnings are as follows:

	June 30, 2020	June 30, 2019
Total shareholders’ equity	$45,769	$37,266
Non-admitted assets	(859)	(132)
Deferred policy acquisition costs	(2,403)	(2,382)
Deferred taxes	879	—
Book value of bonds (PGAAP)	(70)	(77)
Market value of bonds	(1,684)	(400)

Aggregate statutory surplus of insurance subsidiaries	$41,632	$34.275

	June 30, 2020	June 30, 2019
Net Income	$3,593	$1.951
Deferred policy acquisition costs	58	(462)
Deferred taxes	70	(164)
GAAP to STAT bond amortization difference	4	4
Other differences	1	—

Aggregate statutory net earnings	$3,726	$1,329

The insurance laws of the state of Illinois restrict dividend payments by the Company’s insurance subsidiary. In most cases, Spinnaker cannot pay dividends without the prior approval of the Insurance Commissioner of the State of Illinois. In addition, insurance laws require the maintenance of minimum capital and surplus. Illinois requires the Company to maintain paid-in capital of $1,000 and surplus of $2,000. The Company is in compliance with these requirements.

Insurance regulators use multiple metrics to regulate insurance companies and determine the appropriate levels of capital an insurer should maintain above the statutory minimum capital levels noted above. Risk-based capital (“RBC”), which is the most commonly used tool, is designed to measure the acceptable amount of capital an insurer should have, based on the inherent risks of its business. Insurers failing to meet adequate capital levels may be subject to insurance department scrutiny, and ultimately, rehabilitation or liquidation. Spinnaker maintained surplus in excess of prescribed minimum risk-based capital requirements as calculated by the Company and filed with the Illinois Insurance Department as of December 31, 2019.

11. Related Parties

One of the Company’s owners, Arch Reinsurance Company and its affiliates (collectively “Arch”), participates on certain reinsurance contracts on an annual basis at market terms consistent with the terms for unaffiliated reinsurers. For the periods ended June 30, 2020 and 2019, the Company ceded premiums to Arch of $28,648 and $24,876, respectively. At June 30, 2020 and December 31, 2019, the Company had unsecured net balances due from Arch of $5,705 and $6,480, respectively. Other similar owners participate in the Company’s reinsurance programs, however, the amounts of premiums ceded and unsecured balances due from these related parties is deemed to be not material by Management.

12. Subsequent Events

The Company has evaluated subsequent events through November 30, 2020, the date these financial statements were available for issuance.

COVID-19

As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which may negatively affect the financial position, results of operations and cash flows of the Company. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Acquisition by Hippo Enterprises Inc.

In June 2020, Hippo Enterprises Inc. (“Hippo”) entered into a stock purchase agreement to acquire the Company for approximately $95 million, consisting primarily of cash, subject to customary net debt and working capital adjustments. The transaction closed on September 1, 2020. Hippo was also the parent of one of the program administrators sourcing insurance business for the Company in 2020 and 2019.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

REINVENT TECHNOLOGY PARTNERS Z,

RTPZ MERGER SUB INC.,

and

HIPPO ENTERPRISES INC.

dated as of March 3, 2021

(continued)

(continued)

(continued)

Exhibits

Exhibit A	Form of Certificate of Incorporation of Acquiror upon Domestication
Exhibit B	Form of Bylaws of Acquiror upon Domestication
Exhibit C	Form of Acquiror Warrant Agreement Amendment
Exhibit D	Form of Company Support Agreement
Exhibit E	Form of Sponsor Support Agreement
Exhibit F	Form of Registration Rights Agreement
Exhibit G-1	Form of Lock-Up Agreement (Company Directors and Officers)
Exhibit G-2	Form of Lock-Up Agreement (Major Company Equityholders)
Exhibit H	Form of Company Written Consent
Exhibit I	Form of Incentive Award Plan
Exhibit J	Form of Restricted Stock Unit Agreement
Exhibit K	Form of Option Award Agreement
Exhibit L	Form of Employee Stock Purchase Plan
Exhibit M	Form of Restated Certificate

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of March 3, 2021 (this “Agreement”), is made and entered into by and among Reinvent Technology Partners Z, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”), RTPZ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”) and Hippo Enterprises Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, at least one day prior to the Closing Date (as defined below) and subject to the conditions of this Agreement, Acquiror shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and the Cayman Islands Companies Act (As Revised) (the “Domestication”);

WHEREAS, concurrently with the Domestication, Acquiror shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (in the forms attached as Exhibits A and B hereto, with such changes as may be agreed in writing by Acquiror and the Company);

WHEREAS, in connection with the Domestication, (a) each then issued and outstanding share of Acquiror Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Delaware Acquiror Common Stock”); (b) each then issued and outstanding share of Acquiror Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Delaware Acquiror Common Stock; (c) each then issued and outstanding warrant to acquire shares of Acquiror Class A Common Stock (“Cayman Acquiror Warrant”) shall convert automatically into a warrant to acquire an equal number of shares of Delaware Acquiror Common Stock (“Delaware Acquiror Warrant”), pursuant to the Warrant Agreement (as defined below); and (d) each then issued and outstanding unit of Acquiror (the “Cayman Acquiror Units”) shall separate automatically into a share of Delaware Acquiror Common Stock, on a one-for-one basis, and one-fifth of one Delaware Acquiror Warrant;

WHEREAS, Acquiror shall seek the approval by holders of Acquiror Common Warrants of an amendment to the Acquiror Warrant Agreement in the form attached hereto as Exhibit C (the “Acquiror Warrant Agreement Amendment”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, (a) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “First Merger”), (b) immediately following the First Merger, the surviving corporation of the First Merger will be merged with and into Acquiror (the “Second Merger” and, together with the First Merger, the “Mergers”) and (c) Acquiror will change its name to “Hippo Holdings Inc.”;

WHEREAS, prior to the Effective Time (as defined below), all of the Company Warrants (as defined below) will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms (the “Warrant Settlement”);

WHEREAS, prior to the Effective Time, the Company shall adopt an Amended and Restated Certificate of Incorporation of the Company in the form attached hereto as Exhibit M (the “Restated Certificate”) which will provide for the automatic conversion of each share of Company Preferred Stock (as defined below) into shares of Company Common Stock (as defined below) immediately prior to the Effective Time at the then-effective conversion rate as calculated pursuant to the terms of the Governing Documents of the Company (the “Preferred Stock Conversion”);

WHEREAS, prior to the Effective Time, each Company Note (as defined below) will be automatically converted into shares of Company Common Stock in accordance with their respective terms (as defined below) (the “Note Conversion”);

WHEREAS, upon the Effective Time and following the Warrant Settlement, the Preferred Stock Conversion, and the Note Conversion, all shares of Company Common Stock (as defined below) will be converted into the right to receive shares of Acquiror Common Stock (as defined below) as set forth in this Agreement;

WHEREAS, upon the Effective Time, each Company Option (as defined below) that is then outstanding will be converted into the right to receive an Acquiror Option (as defined below), subject to certain exceptions and conditions as set forth in this Agreement;

WHEREAS, each of the parties intends that, for United States federal income tax purposes, the Mergers will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, the Board of Directors of the Company has unanimously approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby (including the Restated Certificate), declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this Agreement by the Company’s stockholders;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Requisite Company Equityholders (as defined below) (each solely in his, her or its capacity as a stockholder of the Company) are concurrently entering into support agreements (each, a “Company Support Agreement”), a form of which is attached hereto as Exhibit D, pursuant to which, among other things, such persons have irrevocably agreed to vote all of their shares of Company Capital Stock (as defined below), promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to stockholders, in favor of the approval and adoption of this Agreement and the Mergers and any other matters required to be approved or adopted in order to effect the Mergers and the other transactions contemplated hereby;

WHEREAS, each of the Boards of Directors of Acquiror and Merger Sub has unanimously (a) determined that it is advisable for Acquiror and Merger Sub, as applicable, to enter into this Agreement and the documents contemplated hereby, (b) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Shareholders and sole shareholder of Merger Sub, as applicable;

WHEREAS, Acquiror, as sole shareholder of Merger Sub, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Mergers and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders (as of prior to the Effective Time) to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Class B Holders (as defined below) are concurrently entering into support agreements (each, a “Sponsor Support Agreement”), a form of which is attached hereto as Exhibit E, pursuant to which the Class B Holders have irrevocably agreed to, among other things, vote all of their shares of Acquiror Common Stock (as defined below) in favor of the approval and adoption of this Agreement and the Mergers and any other matters required to be approved or adopted in order to effect the Mergers and the other transactions contemplated hereby;

WHEREAS, on or prior to the date hereof, Acquiror entered into Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase from Acquiror shares of Delaware Acquiror Common Stock for an aggregate purchase price equal to the Committed PIPE Investment Amount (as defined below), such purchases to be consummated prior to or substantially concurrently with the Closing;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Sponsor, Acquiror and the Company entered into a Sponsor Agreement, dated as of the date hereof (the “Sponsor Agreement”);

WHEREAS, at the Closing, Acquiror, the Class B Holders, the PIPE Investors, certain Requisite Company Equityholders, and certain of their respective Affiliates, as applicable, shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit F (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing; and

WHEREAS, at the Closing, (i) Acquiror and each of the Company Directors and Officers (as defined below) shall enter into a Lock-Up Agreement in the form attached hereto as Exhibit G-1 (with such changes as may be mutually agreed in writing by Acquiror and the Company), and (ii) Acquiror and each of the Major Company Equityholders (as defined below) shall enter into a Lock-Up Agreement in the form attached hereto as Exhibit G-2 (with such changes as may be mutually agreed in writing by Acquiror and the Company), each of which shall be effective as of the Closing (the Lock-Up Agreements referred to in clauses (i) and (ii), collectively, the “Lock-Up Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms shall have the following meanings:

“2020 Audited Financial Statements” has the meaning specified in Section 6.4(a).

“2020 Unaudited Financial Statements” has the meaning specified in Section 4.8(a).

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Class A Common Stock” means, prior to the Domestication, Class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means, prior to the Domestication, Class B ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Common Stock and Acquiror Class B Common Stock, and (b) from and following the Domestication, Delaware Acquiror Common Stock.

“Acquiror Common Warrant” means (a) prior to the Domestication, a Cayman Acquiror Warrant that was included in the units sold as part of Acquiror’s initial public offering and (b) from and following the Domestication, a Delaware Acquiror Warrant resulting from the conversion of such Cayman Acquiror Warrant.

“Acquiror Cure Period” has the meaning specified in Section 10.1(f).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 5.1 (Company Organization), Section 5.2 (Due Authorization), Section 5.12 (Capitalization of Acquiror) and Section 5.13 (Brokers’ Fees).

“Acquiror Option” has the meaning specified in Section 3.3(a).

“Acquiror PIPE Investor” means a PIPE Investor that is set forth on Section 1.1(a) of the Acquiror Disclosure Letter or a permitted assignee of any such PIPE Investor to whom the applicable Subscription Agreement with such PIPE Investor is assigned to in accordance with its terms after the date of this Agreement.

“Acquiror Private Placement Warrant” means (a) prior to the Domestication, a Cayman Acquiror Warrant held by Sponsor and (b) from and following the Domestication, a Delaware Acquiror Warrant resulting from the conversion of such Cayman Acquiror Warrant.

“Acquiror SEC Filings” has the meaning specified in Section 5.5.

“Acquiror Securities” has the meaning specified in Section 5.12(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approval” means the approval of (1) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 7.10(b)(i), in each case, by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose and (2) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I) and (J) of Section 7.10(b)(i), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents), in each case, at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Effective Time.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 7.10.

“Acquiror Transaction Expenses” has the meaning specified in Section 2.4(c).

“Acquiror Warrant Agreement” means the Warrant Agreement, dated as of November 18, 2020, between Acquiror and Continental Stock Transfer & Trust Company, as warrant agent.

“Acquiror Warrant Agreement Amendment” has the meaning specified in the Recitals hereto.

“Acquiror Warrant Amendment Proposal” has the meaning specified in Section 7.10(b).

“Acquiror Warrantholder Approval” means the approval of the Acquiror Warrant Amendment Proposal, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Warrants.

“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of the Company and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) the Company or (y) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation, inquiry, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.21(a)(vi).

“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of Company Common Shares that are (i) issued and outstanding immediately prior to the Effective Time after giving effect to the Warrant Settlement, the Preferred Stock Conversion, and the Note Conversion, or (ii) issuable upon, or subject to, the settlement of Company Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time, minus (b) the Treasury Shares outstanding immediately prior to the Effective Time, minus (c) a number of shares equal to the quotient obtained by dividing (A) the aggregate exercise price of the Company Options described in clause (ii) above by (B) the Per Share Merger Consideration (calculated without regard to this clause (c)).

“Aggregate Merger Consideration” means a number of Acquiror Common Shares equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” means the date that is 210 days after the date of this Agreement; provided, however, the Agreement End Date shall be automatically extended for a period of sixty (60) days if on or before such date all of the conditions set forth in Article IX (other than those only capable of being satisfied on the Closing Date) have been satisfied or waived in writing by the Company, Acquiror and Merger Sub except for the conditions specified in Section 9.1(d) or Section 9.1(e).

“Ancillary Agreements” means the Company Support Agreement, the Sponsor Support Agreement, the Sponsor Agreement, the Registration Rights Agreement, the Lock-Up Agreements, the Company Written Consent, the Confidentiality Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Applicable SAP” means, with respect to any Insurance Company, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the applicable insurance regulator under the insurance law of such Insurance Company’s domiciliary jurisdiction.

“Audited Financial Statements” has the meaning specified in Section 4.8(a).

“Available Acquiror Cash” has the meaning specified in Section 9.3(c).

“Base Purchase Price” means the sum of the Enterprise Value and the Company Cash Amount.

“Business Combination” has the meaning set forth in Article 1.1 of Acquiror’s Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) are authorized or required by Law to close.

“CARES Act” has the meaning specified in Section 4.24(o).

“Cayman Acquiror Unit” has the meaning specified in the Recitals hereto.

“Cayman Acquiror Warrant” has the meaning specified in the Recitals hereto.

“Cayman Registrar” means the Registrar of Companies in Cayman Islands.

“Class B Holders” means holders of shares of Acquiror Class B Common Stock prior to the Domestication.

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“Code” has the meaning specified in the Recitals hereto.

“Collective Bargaining Agreement” means any collective bargaining agreement or any other labor-related agreement or arrangement with any labor or trade union, employee representative body, works council or labor organization, in each case to which the Company or its Subsidiaries is party or by which it is bound.

“Committed PIPE Investment Amount” has the meaning specified in Section 5.12(e).

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.22(a).

“Company Board” means the Board of Directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Cash Amount” means $522,000,000.

“Company Common Share” means a share of Company Common Stock.

“Company Common Stock” means the common stock, par value 0.00001 per share, of the Company.

“Company Cure Period” has the meaning specified in Section 10.1(e).

“Company Directors and Officers” means each of the directors and officers of the Company set forth on Section 1.1(a) of the Company Disclosure Letter.

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Equityholder Approval” means the approval of this Agreement and the transactions contemplated hereby, including the Mergers and the transactions contemplated thereby by the affirmative vote or written consent of the holders of at least (i) a majority of the outstanding shares of Company Preferred Stock, voting as a single class, and (ii) a majority of the outstanding shares of Company Capital Stock, voting as a single class, in each case, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.25 (Brokers’ Fees).

“Company Group” has the meaning specified in Section 11.18(b).

“Company Incentive Plan” means the Hippo Enterprises Inc. 2019 Stock Option and Grant Plan (which amended and restated in its entirety that certain Hippo Analytics Inc. 2016 Stock Option and Grant Plan).

“Company Indemnified Parties” has the meaning specified in Section 7.8(a).

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Mergers; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws, GAAP or any COVID-19 Measures or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, wildfires, earthquakes, volcanic eruptions or similar occurrences), pandemic, outbreak of disease or illness or public health event (including COVID-19) or change in climate, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, civil unrest, local, national or international political conditions, (vi) any failure of the Company to meet any projections or forecasts (provided that this clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (vii) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (viii) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), or (ix) any action taken by, or at the written request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations (which shall include the insurance and insurance technology industries generally), but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Notes” means the outstanding convertible promissory notes issued by the Company as set forth on Section 1.1(b) of the Company Disclosure Letter.

“Company Option” means an option to purchase Company Common Shares granted under the Company Incentive Plan.

“Company Owned IP” has the meaning specified in Section 4.30(b).

“Company PIPE Investor” means a PIPE Investor that is (a) a holder of shares of Company Capital Stock or securities exercisable for or convertible into Company Capital Stock as of the date of this Agreement, and (b) not an Acquiror PIPE Investor.

“Company Preferred Stock” means the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C-1 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock of the Company.

“Company Producer” has the meaning specified in Section 4.15(a).

“Company Registered Intellectual Property” has the meaning specified in Section 4.30(a).

“Company Restricted Stock” has the meaning specified in Section 3.1(e).

“Company Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Shareholders” means the stockholders of the Company as of immediately prior to the Effective Time.

“Company Support Agreement” has the meaning specified in the Recitals hereto.

“Company Warrant” means each outstanding warrant for the purchase of Company Capital Stock as set forth on Section 1.1(c) of the Company Disclosure Letter.

“Company Written Consent” has the meaning specified in Section 6.2.

“Confidentiality Agreement” means the letter agreement, dated as of December 24, 2020, between Acquiror and the Company.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“Delaware Acquiror Common Stock” has the meaning specified in the Recitals hereto.

“Delaware Acquiror Warrant” has the meaning specified in the Recitals hereto.

“D&O Indemnified Parties” has the meaning specified in Section 7.8(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.5.

“Dollars” or “$” means lawful money of the United States.

“Domestication” has the meaning specified in the Recitals hereto.

“Effective Time” has the meaning specified in Section 2.3(b).

“Enterprise Value” means $5,000,000,000.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in Section 4.22(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 7.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of Acquiror Common Shares constituting the Aggregate Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Common Shares.

“Export Approvals” has the meaning specified in Section 4.35(a).

“First Merger” has the meaning specified in the Recitals hereto.

“First Merger Certificate” has the meaning specified in Section 2.1(a).

“First-Step Constituent Corporations” has the meaning specified in Section 2.1(a).

“First-Step Surviving Corporation” has the meaning specified in Section 2.1(b).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, and (g) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Award Plan” has the meaning specified in Section 7.1(a).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

“Insurance Contract” means any insurance policy, binder, certificate or Contract, in each case, together with all amendments, endorsements or riders thereto, issued, entered into, acquired, reinsured, assumed or administered, in whole or in part, by the Company or any of its Subsidiaries.

“Insurance Company” means Spinnaker Insurance Company and any other subsidiary that is licensed as an insurance company or otherwise authorized to underwrite and accept legal liability for insurance risks as required by applicable insurance Law.

“Insurance Subsidiary” means Spinnaker Insurance Company and any other Subsidiary of the Company that conducts the business of insurance or reinsurance.

“Intellectual Property” means all intellectual property, proprietary and industrial property rights of every kind and description anywhere in the world, including all rights in or to any of the following: (i) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof; (ii) trademarks, logos, service marks, trade dress, trade names, slogans, internet domain names and other similar designations of source or origin, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing (“Trademarks”); (iii) copyrights and copyrightable subject matter, including such corresponding rights in Software and other works of authorship; (iv) rights in algorithms, databases, and compilations of data; (v) trade secrets and all other confidential and proprietary information, know-how, proprietary processes, formulae, models and methodologies (“Trade Secrets”); (vi) moral rights and rights of attribution and integrity, and (vii), to the extent applicable, all applications and registrations, and any renewals, extensions and reversions, for the foregoing.

“Interim Period” has the meaning specified in Section 6.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export

Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means Internal Revenue Service.

“IT Systems” means any computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Key Company Employee” means any employee of the Company (i) with an annual base salary of at least $275,000 or (ii) who is an executive officer or division head; provided that in no event shall any engineer at director-level or below constitute a Key Company Employee.

“Labor Organization” has the meaning specified in Section 4.23(a).

“Latham” has the meaning specified in Section 11.18(b).

“Latham Privileged Communications” has the meaning specified in Section 11.18(b).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.

“Legal Proceedings” has the meaning specified in Section 4.19.

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, leases, subleases, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Lock-Up Agreements” has the meaning specified in the Recitals hereto.

“Major Company Equityholder” means each of the holders of five percent (5%) or more of the total issued and outstanding Company Capital Stock as of the date hereof, as set forth on Section 1.1(d) of the Company Disclosure Letter.

“Mergers” has the meaning specified in the Recitals hereto.

“Merger Certificates” has the meaning specified in Section 2.1(c).

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.001 per share, of Merger Sub.

“Modification in Recommendation” has the meaning specified in Section 7.10.

“Multiemployer Plan” has the meaning specified in Section 4.22(c).

“Nasdaq” has the meaning specified in Section 7.3.

“Note Conversion” has the meaning specified in the Recitals hereto.

“NYSE” has the meaning specified in Section 5.6(c).

“Offer Documents” has the meaning specified in Section 8.2(a).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. Without limiting the foregoing, Open Source License includes the GNU General Public License, the GNU Lesser General Public License, the GNU Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, and the Eclipse Public License.

“Open Source Materials” means any Software subject to an Open Source License.

“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.

“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Real Property Lease, and (C) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, and (ix) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Data” means any data or information in any media that is used or could reasonably be used to identify an individual, and any other data or information that constitutes personal data or personal information under any applicable Privacy Law, including (to the extent it identifies an individual) an individual’s first and last name, home or other physical address, telephone number, email address or other online identifier, Social Security number or other third-party issued identifier (including state identification number, driver’s license number, or passport number), IP address and cookie information or any other browser- or device-specific number or identifier.

“PIPE Investment” means the purchase of shares of Delaware Acquiror Common Stock pursuant to the Subscription Agreements.

“PIPE Investment Amount” means the aggregate gross purchase price received by Acquiror prior to or substantially concurrently with Closing for the shares in the PIPE Investment.

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Placed Insurance Contract” means any insurance policy, binder, certificate or Contract, in each case, together with all amendments, endorsements or riders thereto, issued, entered into, acquired, reinsured, assumed or administered, in whole or in part, by a third-party insurer or reinsurer.

“Preferred Stock Conversion” has the meaning specified in the Recitals hereto.

“Privacy and Cybersecurity Requirements” has the meaning specified in Section 4.31(a).

“Privacy Laws” has the meaning specified in Section 4.31(a).

“Processing” means any operation or set of operations that is performed upon data or information, whether or not by automatic means, including collection, recordation, organization, storage, adaptation, alteration, retrieval, consultation, use, disclosure, dissemination, transmission, transfer, making available, alignment, combination, blocking, erasure or destruction.

“Producer” has the meaning specified in Section 4.14(a).

“Prospectus” has the meaning specified in Section 11.1.

“Proxy Statement” has the meaning specified in Section 8.2(a).

“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a).

“Q1 2021 Financial Statements” has the meaning specified in Section 6.4(b).

“Redemption” has the meaning specified in Section 8.6.

“Real Property Leases” has the meaning specified in Section 4.29(a)(iii).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a).

“Reinvent Group” has the meaning specified in Section 11.18(a).

“Requisite Company Equityholders” means the Company Directors and Officers and the Major Company Equityholders.

“Resale Registration Statement” has the meaning specified in Section 8.2(d).

“Restated Certificate” has the meaning specified in the Recitals hereto.

“S&C” has the meaning specified in Section 11.18(a).

“S&C Privileged Communications” has the meaning specified in Section 11.18(a).

“Sanctioned Country” means at any time, a country, territory or jurisdiction which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Effective Time” has the meaning specified in Section 2.1(c).

“Second Merger” has the meaning specified in the Recitals hereto.

“Second Merger Certificate” has the meaning specified in Section 2.1(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Series A-1 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-2 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series B Preferred Stock” has the meaning specified in Section 4.6(a).

“Series C Preferred Stock” has the meaning specified in Section 4.6(a).

“Series C-1 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series D Preferred Stock” has the meaning specified in Section 4.6(a).

“Series E Preferred Stock” has the meaning specified in Section 4.6(a).

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code and (b) all documentation related to any of the foregoing.

“Sponsor” means Reinvent Sponsor Z LLC, a Cayman Islands limited liability company.

“Sponsor Agreement” has the meaning specified in the Recitals hereto.

“Sponsor Share Conversion” has the meaning specified in Section 7.7.

“Sponsor Support Agreement” has the meaning specified in the Recitals hereto.

“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in Section 2.1(d).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(f).

“Terminating Company Breach” has the meaning specified in Section 10.1(e).

“Title IV Plan” has the meaning specified in Section 4.22(c).

“Top Vendors” has the meaning specified in Section 4.37(a).

“Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom, (c) any and all filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities in connection with the transactions contemplated hereby, and (d) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement. Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

“Transaction Proposals” has the meaning specified in Section 7.10.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Treasury Share” has the meaning specified in Section 3.1(c).

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trustee” has the meaning specified in Section 5.8.

“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(c).

“Warrant Agreement” means the Warrant Agreement, dated as of November 18, 2020, between Acquiror and Continental Stock Transfer & Trust Company.

“Warrant Settlement” has the meaning specified in the Recitals hereto.

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, each as set forth on Section 1.1(b) of the Acquiror Disclosure Letter.

Section 1.2. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation”; (vi) the word “or” shall be disjunctive but not exclusive; (vii) the word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement, and any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns; and (viii) the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

Section 1.3. Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

THE MERGERS; CLOSING

Section 2.1. The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and following the Domestication, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “First-Step Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the First Merger. The First Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the First Merger (as so filed, the “First Merger Certificate”), executed by the First-Step Constituent Corporations in accordance with the relevant provisions of the DGCL, such First Merger to be effective as of the Effective Time.

(b) Upon consummation of the First Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the First Merger (hereinafter referred to for the periods at and after the Effective Time as the “First-Step Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror.

(c) Upon the terms and subject to the conditions set forth in this Agreement, Acquiror and the First-Step Surviving Corporation (Acquiror and the First-Step Surviving Corporation sometimes being referred to herein as the “Second-Step Constituent Corporations”) shall cause the First-Step Surviving Corporation to be merged with and into Acquiror, with Acquiror being the surviving corporation in the Second Merger. The Second Merger shall be consummated in accordance with this Agreement and evidenced by a certificate of merger with respect to the Second Merger (as so filed, the “Second Merger Certificate” and, together with the First Merger Certificate, the “Merger Certificates”) executed by the Second-Step Constituent Corporations in accordance with the relevant provisions of the DGCL.

(d) Upon consummation of the Second Merger, the separate corporate existence of the First-Step Surviving Corporation shall cease and Acquiror, as the surviving corporation of the Second Merger (hereinafter referred to for the periods at and after the Second Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL.

Section 2.2. Effects of the Mergers.

(a) At and after the Effective Time, the First-Step Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the First-Step Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the First-Step Constituent Corporations; and all rights, privileges, powers and franchises of each First-Step Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such First-Step Constituent Corporation, on whatever account, shall become vested in the First-Step Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the First-Step Surviving Corporation as they are of the First-Step Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such First-Step Constituent Corporations shall not revert or become in any way impaired by reason of the First Merger; but all Liens upon any property of a First-Step Constituent Corporation shall thereafter attach to the First-Step Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

(b) At and after the Second Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Second-Step Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Second-Step Constituent Corporations; and all rights, privileges, powers and franchises of each Second-Step Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Second-Step Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Second-Step Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Second-Step Constituent Corporations shall not revert or become in any way impaired by reason of the Second Merger; but all Liens upon any property of a First-Step Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.3. Closing; Effective Time; Second Effective Time.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the First Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror,

Merger Sub, and the Company shall cause the First Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The First Merger shall become effective at the time when the First Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the First Merger Certificate (the “Effective Time”).

(c) On the Closing Date, immediately following the Effective Time, Acquiror and the First-Step Surviving Corporation shall cause the Second Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Second Merger shall become effective at the time when the Second Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Second Merger Certificate (the “Second Effective Time”).

(d) For the avoidance of doubt, the Closing, the Effective Time and the Second Effective Time shall occur on a date subsequent to the date of the completion of the Domestication.

Section 2.4. Closing Deliverables.

(a) At the Closing, the Company will deliver or cause to be delivered:

(i) to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(d) have been fulfilled;

(ii) to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.6), effective as of the Effective Time;

(iii) to Acquiror, the Registration Rights Agreement, duly executed by the Requisite Company Equityholders (to the extent any shares of Delaware Acquiror Common Stock held such Persons are subject to any resale limitations under Rule 144 under the Securities Act (or any successor rule then in effect), including volume or other restrictions or limitations as to manner or timing of sale);

(iv) to Acquiror, each Lock-Up Agreement, duly executed by a Company Director or Officer or a Major Company Equityholder, as applicable;

(v) to Acquiror, a copy of the Restated Certificate duly adopted pursuant to the Written Consent and filed with the Delaware Secretary of State; and

(vi) to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b) At the Closing, Acquiror will deliver or cause to be delivered:

(i) to the Exchange Agent, the Aggregate Merger Consideration for further distribution to the Company’s equityholders pursuant to Section 3.2;

(ii) to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(iii) to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror, Sponsor and the PIPE Investors;

(iv) to the Company, the Lock-Up Agreements, duly executed by a duly authorized representative of Acquiror; and

(v) to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors of the Surviving Corporation, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Effective Time.

(c) On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, without duplication, (i) the following accrued and unpaid fees and expenses of Acquiror and its Affiliates (to the extent then owed by Acquiror): (v) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of Acquiror’s financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, in each case in connection with the negotiation, documentation and consummation of the transactions contemplated hereby , (w) all the filing fees incurred in connection with making any filings under Section 8.1, (x) all fees and expenses incurred in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 8.2 and obtaining approval of the NYSE or Nasdaq (as applicable) under Section 7.3, (y) repayment of any Working Capital Loans and (z) any deferred underwriting commissions and other fees relating to Acquiror’s initial public offering that are not paid out of the Trust Account (“Acquiror Transaction Expenses”) as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Transaction Expenses (“Unpaid Transaction Expenses”) as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided, that any Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

Section 2.5. Governing Documents.

(a) The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the First-Step Surviving Corporation until thereafter amended as provided therein and under the DGCL.

(b) The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (which shall be in the form attached as Exhibits A and B hereto (with such changes as may be agreed in writing by Acquiror and the Company) upon effectiveness of the Domestication), shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

Section 2.6. Directors and Officers.

(a) (i) The officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation from and after the Effective Time, (ii) the directors of Acquiror as of immediately after the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, and (iii) the officers and directors of Merger Sub as of immediately prior to the Effective Time, shall be the officers and directors of the First-Step Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation or the First-Step Surviving Corporation, as applicable.

(b) The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(b) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.

Section 2.7. Tax-Free Reorganization Matters. The parties intend that, for United States federal income tax purposes, the Mergers will constitute a single integrated transaction (pursuant to an “integrated plan” as described in Revenue Ruling 2001-46, 2001-2 C.B. 321) that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties will take any action that would be reasonably expected to cause the Mergers to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. The Mergers shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Law). The parties shall reasonably cooperate with each other and their respective counsel to document and support the Tax treatment of the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, including providing reasonable factual support letters.

ARTICLE III

EFFECTS OF THE MERGERS ON THE COMPANY CAPITAL STOCK AND EQUITY AWARDS

Section 3.1. Conversion of Securities.

(a) The Company shall take all actions necessary to cause the Warrant Settlement and the Preferred Stock Conversion to occur immediately prior to the Effective Time. At the Effective Time, all Company Warrants and shares of the Company Preferred Stock exercised for, or converted into, Company Common Shares shall be canceled, shall no longer be outstanding and shall cease to exist, and no payment or distribution shall be made with respect thereto, and each holder of such Company Warrants or shares of Company Preferred Stock, as applicable, shall thereafter cease to have any rights with respect to such securities.

(b) The Company shall take all actions necessary to cause the Note Conversion to occur immediately prior to the Effective Time. Upon the occurrence of the Company Note Conversion, the Company shall be forever released from all its obligations and liabilities under the Company Notes, including without limitation the obligation to pay the principal amount or accrued interest.

(c) At the Effective Time (and, for the avoidance of doubt, following the Warrant Settlement, the Preferred Stock Conversion, and the Note Conversion), by virtue of the First Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock, in each case, that is issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Common Stock subject to Company Options (which shall be respectively subject to Section 3.3), (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the First Merger and shall not constitute “Company Capital Stock” hereunder (each such share, a “Treasury Share”) and (iii) any Dissenting Shares), shall be canceled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration as determined pursuant to Section 3.1(e).

(d) (i) At the Effective Time, by virtue of the First Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.00001, of the First-Step Surviving Corporation and (ii) at the Second Effective Time, by virtue of the Second Merger and without any action on the part of Acquiror or the First-Step Surviving Corporation, each share of common stock, par value $0.00001, of the First-Step Surviving Corporation shall be cancelled.

(e) Each holder of Company Common Shares as of immediately prior to the Effective Time (other than in respect of (x) Treasury Shares, (y) Dissenting Shares, and (z) any shares of Company Common Stock subject to Company Options (which shall be subject to Section 3.3)) shall be entitled to receive a portion of the Aggregate Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of Company Common Shares held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share; provided, that any such Aggregate Merger Consideration issued in respect of Company Common Shares that were subject to a risk of forfeiture (within the meaning of Section 83 of the Code) or right of repurchase at the original purchase price as of immediately prior to the Effective Time (“Company Restricted Stock”) shall be subject to the same terms and conditions as applied to such Company Restricted Stock prior to the Effective Time, including but not limited to the risk of forfeiture or right of repurchase in favor of Acquiror (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Company Restricted Stock; and provided further that any holder of Company Restricted Stock that was issued in connection with the early exercise of Company Options shall remain subject to the loan, pledge and security agreements entered into with respect to such issuance of such Company Restricted Stock and remain bound by such agreements in accordance with their terms, to the extent amounts remain outstanding and unpaid as of the Closing.

(f) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Mergers, and no cash shall be paid in lieu of any such fractional shares.

Section 3.2. Exchange Procedures

(a) Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s equityholders. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Common Stock equal to the portion of the Aggregate Merger Consideration to be paid in shares of Acquiror Common Stock.

(b) Reasonably promptly after the Effective Time (and in any event within two (2) Business Days), Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of Company Common Shares as of immediately prior to the Effective Time, whose Company Common Shares were converted pursuant to Section 3.1(a), (c) or (e) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(c) Each holder of Company Common Shares that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d) Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of Company Common Shares as of immediately prior to the Effective Time that has not exchanged such Company Common Shares for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such Company Common Shares to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of Acquiror, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3. Treatment of Company Options.

(a) As of the Effective Time, each Company Option that is then outstanding shall be converted into an option to purchase shares of Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Option”) except that (i) such Acquiror Option shall provide the right to purchase that whole number of shares of Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of Company Common Shares subject to such Company Option, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code, as applicable.

(b) The Company shall take all necessary actions to effect the treatment of Company Options pursuant to Section 3.3(a), accordance with the Company Incentive Plan and the applicable award agreements and Acquiror shall ensure that no Acquiror Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of Acquiror. The Board of Directors of the Company shall amend the Company Incentive Plan and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new Company Options will be granted under the Company Incentive Plan.

Section 3.4. Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Acquiror, the Company, or the Exchange Agent, respectively); provided, that Acquiror shall use commercially reasonable efforts to provide the Company with at least five (5) Business Days prior written notice of any amounts that it intends to withhold in connection with the payment of the Aggregate Merger Consideration and will reasonably cooperate with the Company to reduce or eliminate any applicable withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (a) timely remitted to the appropriate Governmental Authority and (b) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Capital Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the

DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Capital Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror (a) prompt written notice of any demands received by the Company for appraisal of shares of Company Capital Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand and (b) the opportunity to participate in, but not control, all negotiations and proceedings with respect to demand for appraisal under the DGCL. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1. Company Organization. The Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power and authority, as applicable, to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2. Subsidiaries. A complete list of each Subsidiary of the Company as of the date of this Agreement and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite company or corporate power and authority, as applicable, to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3. Due Authorization.

(a) Other than the Company Equityholder Approval, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company (other than the Company Equityholder Approval) is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Restated Certificate) are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Restated Certificate). No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Mergers other than the Company Equityholder Approval.

Section 4.4. No Conflict.

(a) Subject to the receipt of the Company Equityholder Approval and the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company or any of the Company’s Subsidiaries, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.21(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Following the adoption of the Restated Certificate and upon the Effective Time, the Investment Agreements (as defined in the Company Support Agreement) shall automatically terminate pursuant to their respective terms without any further action of any party thereto or hereto or any other Person.

Section 4.5. Governmental Authorities; Consents. Except for the approvals, filings and notifications of or with Governmental Authorities that are set forth in Section 4.5 of the Company Disclosure Schedule, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, the Exchange Act and the Securities Act; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby; and (iii) the filing of the Merger Certificates in accordance with the DGCL.

Section 4.6. Capitalization of the Company.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 83,830,000 shares of Company Common Stock, of which 15,637,007 are outstanding as of the date of this Agreement (including in respect of shares of Company Restricted Stock) and (ii) 46,479,310 shares of Company Preferred Stock (of which (A) 5,889,829 shares are designated Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement, (B) 7,015,787 shares are designated as Series A-2 Preferred Stock (the “Series A-2 Preferred Stock”), 6,987,125 of which are issued and outstanding as of the date of this Agreement, (C) 6,949,142 shares are designated as Series B Preferred Stock (the “Series B Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement, (D) 2,465,454 shares are designated as Series C-1 Preferred Stock (the “Series C-1 Preferred Stock”), none of which are issued and outstanding as of the date of this Agreement, (E) 9,936,529 shares are designated as Series C Preferred Stock (the “Series C Preferred Stock”), 9,936,528 of which are issued and outstanding as of the date of this Agreement, (F) 6,594,479 shares are designated Series D Preferred Stock (the “Series D Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement, and (G) 7,628,090 shares are designated Series E Preferred Stock (the “Series E Preferred Stock”), 7,628,075 of which are issued and outstanding as of the date of this Agreement, and there is no other authorized capital stock of the Company that is issued and outstanding. All of the issued and outstanding shares of Company Capital Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued (1) in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in the Governing Documents of the Company and (2) in compliance in all material respects with any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound.

(b) As of the date of this Agreement, (i) Company Options to purchase 8,061,835 shares of Company Common Stock are outstanding, (ii) 1,057,242 shares of Company Restricted Stock are outstanding and (iii) 11,970,218 Company Warrants are outstanding, 9,476,102 of which are Common Stock Warrants, 28,662 of which are Series A-2 Preferred Stock Warrants, and 2,465,454 of which are Series C-1 Preferred Stock Warrants. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, holds a Company Option or Company Restricted Stock award, including the type of award, the number of shares of Company Common Stock subject thereto, vesting schedule and, if applicable, the exercise price thereof, and separately identifies any Company Restricted Stock that was acquired in connection with the early exercise of Company Stock Options. All outstanding Company Options and Company Restricted Stock are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option or Company Restricted Stock is subject to terms that are materially different from those set forth in such forms. Each outstanding Company Option and Company Restricted Stock was validly issued and properly approved by, the Board of Directors of the Company (or appropriate committee thereof).

(c) Except as otherwise set forth in this Section 4.6 or as contemplated by this Agreement or the other documents contemplated hereby, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Capital Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional equity interests, the sale of equity interests, or for the repurchase or redemption of equity interests of the Company or other interests of the Company the value of which is determined by reference to shares of Company Capital Stock, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock or other equity interests of the Company.

(d) Section 4.6(d) of the Company Disclosure Letter contains a complete and accurate list of the Requisite Company Equityholders.

Section 4.7. Capitalization of Subsidiaries.

(a) The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of such Subsidiary or any Contract to which such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens other than Liens arising under applicable securities Laws or the Governing Documents of such Subsidiary.

(b) The Company owns, directly or indirectly, of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens or Liens arising under applicable securities Laws or the Governing Documents of such Subsidiary.

(c) Except as otherwise set forth in this Section 4.7 or permitted in accordance with Section 6.1 of this Agreement, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or other interests of the Subsidiaries the value of which is determined by reference to shares of such Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.8. Financial Statements.

(a) Attached as Section 4.8(a) of the Company Disclosure Letter are true and complete copies of (i) the audited consolidated balance sheet and statement of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2018 and 2019, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet and statement of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows of the Company and its Subsidiaries as of and for the year ended December 31, 2020 (the “2020 Unaudited Financial Statements”).

(b) Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the 2020 Unaudited Financial Statements, the Audited Financial Statements, the 2020 Audited Financial Statements when delivered pursuant to Section 6.4(a) and, if required to be delivered pursuant to Section 6.4(b), the Q1 2021 Financial

Statements: (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements, the 2020 Unaudited Financial Statements and the 2020 Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 2021 Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Q1 2021 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) except with respect to the Audited Financial Statements as of and for the year ended December 31, 2018, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.4, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) The books of account of the Company and its Subsidiaries have been kept accurately in all material respects in the ordinary course and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been accurately stated therein in all material respects. The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Law in all material respects, and such corporate records and minute books are complete and accurate in all material respects.

(d) Neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.9. Insurance Subsidiaries. Except as would not be material to the Company and its Subsidiaries (taken as a whole), each Insurance Subsidiary is duly licensed or authorized or otherwise eligible to transact the form of business of insurance in each jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted. Except as set forth in Section 4.9 of the Company Disclosure Letter, none of the Insurance Companies incorporated in the U.S. is commercially domiciled in any other jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its incorporation.

Section 4.10. Statutory Statements.

(a) Except for any failure to file or submit the same that has been cured or resolved to the satisfaction of the applicable insurance regulator, since December 31, 2018, each of the Insurance Companies has filed or submitted all annual and quarterly statutory financial statements, together with all exhibits, interrogatories, notes, schedules, actuarial opinions, affirmations and certifications, in each case, required by applicable insurance law to be filed with or submitted to the appropriate insurance regulator of each jurisdiction in which it is licensed, authorized or otherwise eligible with respect to the conduct of the business of insurance (collectively, the “Statutory Statements”).

(b) The Company has made available to Acquiror, to the extent permitted by applicable Law and to the extent required to be filed with the applicable insurance regulator on or prior to the date of this Agreement, copies of all material Statutory Statements of each of the Insurance Companies as of December 31, 2018, December 31, 2019 and December 31, 2020, and for the annual periods then ended, each in the form filed with the applicable insurance regulator. The financial statements included in the Statutory Statements of the Insurance

Companies as of December 31, 2018 and December 31, 2019, and for the annual periods then ended, were prepared in accordance with Applicable SAP applied on a consistent basis for the applicable period and fairly present in all material respects the statutory financial position of the relevant Insurance Company as of the respective dates thereof and the results of operations and changes in capital and surplus and cash flow (or shareholders’ equity, as applicable) of such Insurance Company for the respective periods then ended. Each Statutory Statement complied in all material respects with all applicable insurance laws when filed or submitted and no material violation or deficiency has been asserted in writing by any insurance regulator with respect to any of such Statutory Statements that has not been cured or otherwise resolved to the satisfaction of such insurance regulator. Each Statutory Statement contains allowances for reserves determined in accordance with applicable statutory and actuarial standards.

Section 4.11. Insurance Contracts. To the knowledge of the Company:

(a) Since December 31, 2018, (i) all benefits paid, payable or credited to any Person under any Insurance Contract have in all material respects been paid or credited in accordance with applicable Law and the terms of the Insurance Contracts under which they arose, and such payments or credits were not materially delinquent and were paid or credited (or will be paid or credited) without material fines or penalties (excluding interest), except for such benefits for which the Company believes there is a basis to contest payment.

(b) Since December 31, 2018, all Insurance Contracts have been in all material respects administered and serviced in accordance with applicable Law and the terms of such Insurance Contracts.

(c) All policy or other contract forms and rates in use by the Insurance Companies and all endorsements, applications and certificates pertaining thereto, as and where required by applicable Laws, have been either filed and approved or filed and non-disapproved within the period provided under applicable Laws for such non-disapproval by all applicable Governmental Authorities and such policy or other contract forms and rates conform in all material respects to the requirements of such applicable Laws.

(d) There are no unpaid claims or assessments made, pending or threatened in writing against any Insurance Company by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund. All material claims or assessments made against the Company or any Insurance Company by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund have been timely paid when due.

(e) No Insurance Subsidiary has received any written notice of any retained asset account, unclaimed property or escheat audit or investigation from any Governmental Authority or other third party. The Insurance Subsidiaries are, and since December 31, 2018 have been, in compliance in all material respects with all such policies, procedures and guidelines and any applicable Laws related thereto.

Section 4.12. Reinsurance.

(a) Each currently in-force reinsurance treaty, contract or agreement to which any Insurance Company is a party and has any existing rights or obligations (a “Reinsurance Contract”) is a legal, valid and binding obligation of the Insurance Company that is a party thereto and, to the knowledge of the Company, as of the date hereof, each other party to such Reinsurance Contract. Each such Reinsurance Contract is enforceable against the Insurance Company that is a party thereto and, to the knowledge of the Company, as of the date hereof, each other party to such Reinsurance Contract in accordance with its terms (subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law)) and is in full force and effect. As of the date hereof, none of the Insurance Companies or any of their Affiliates has received written notice of termination, cancellation or repudiation of any material Reinsurance Contract. None of the Insurance Companies or, to the knowledge of the Company, as of the date hereof, any other party to a Reinsurance Contract, is in material default or material breach of, or has failed to perform any material obligation under, a Reinsurance Contract and, to the knowledge of the Company, as of the date hereof, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both).

(b) Since December 31, 2018, none of the Insurance Companies has received written notice from any reinsurer party to a Reinsurance Contract that any material amount of reinsurance ceded by the Insurance Company will be uncollectible or otherwise defaulted upon or that there is a material dispute with respect to any amounts recoverable or payable by the Insurance Company pursuant to such Reinsurance Contract, and, to the knowledge of the Company, no such reinsurer is in material default or has otherwise failed to pay any material amount under such Reinsurance Contract when due.

(c) There are no pending, or to the knowledge of the Company, threatened in writing Actions with respect to any Reinsurance Contract.

Section 4.13. Risk-Based Capital. The Company has made available to the Acquiror complete and correct copies of all material analyses and prior reports submitted by the Insurance Companies to any insurance regulatory authority since December 31, 2018 relating to their respective risk-based capital calculations. Such risk-based capital calculations were made in accordance in all material respects with applicable Law at the time such filings were submitted to the applicable insurance regulatory authority.

Section 4.14. Producers. To the knowledge of the Company and as of the date hereof:

(a) each insurance agent, marketer, underwriter, wholesaler, broker, distributor or other producer (other than Company Producers) that wrote, sold, produced or marketed any Insurance Contracts for the Company or any of its Subsidiaries (each, a “Producer”), at the time such Producer wrote, sold, produced or marketed such Insurance Contracts, was duly licensed as required by applicable insurance Law (for the type of business written, sold, produced or marketed on behalf of the Company or any Subsidiary), except for such failures to be so licensed which have been cured, which have been resolved or settled through agreements with applicable Governmental Authorities, which are barred by an applicable statute of limitations or which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole);

(b) no Producer is, in violation of any insurance Law applicable to the writing, sale, production or marketing of the Insurance Contracts for the Company or any of its Subsidiaries, including (i) all applicable Laws relating to the disclosure of the nature of insurance products as policies of insurance, (ii) all applicable Laws relating to insurance product projections and illustrations, (iii) all applicable prohibitions on the use of unfair methods of competition and deceptive acts or practices relating to the advertising, sales and marketing of insurance or annuities and (iv) all applicable disclosure and other requirements with respect to any variation in premiums or other charges resulting from the time at which such premiums or charges are paid, except for such violations which have been cured, which have been resolved or settled through agreements with applicable Governmental Authorities, which are barred by an applicable statute of limitations or which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole); and

(c) there are no suits, actions, proceedings or arbitrations pending or threatened in writing against the Company and/or any of its Subsidiaries with respect to the sale or marketing of any Insurance Contracts, except for such claims or complaints as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole).

Section 4.15. Company Producers. To the knowledge of the Company, as of the date hereof:

(a) each insurance agent, marketer, underwriter, wholesaler, broker, distributor or other producer that is a Subsidiary of the Company, and each individual that is employed as an agent, broker or other producer by such Subsidiary (each such Subsidiary or individual, a “Company Producer”) that wrote, sold, produced or marketed any Insurance Contracts or Placed Insurance Contracts for the Company or any of its Subsidiaries, at the time such Company Producer wrote, sold, produced or marketed such Insurance Contracts or Placed Insurance Contracts, was duly licensed as required by applicable insurance Law (for the type of business written, sold, produced or marketed on behalf of the Company or any Subsidiary), except for such failures to be so licensed which have been cured, which have been resolved or settled through agreements with applicable Governmental Authorities, which are barred by an applicable statute of limitations or which, individually or in the aggregate, would not reasonably to be material to the Company and its Subsidiaries (taken as a whole);

(b) no Company Producer is in violation of any insurance Law applicable to the writing, sale, production or marketing of the Insurance Contracts or Placed Insurance Contracts for the Company or any of its Subsidiaries, including (i) all applicable Laws relating to the disclosure of the nature of insurance products as policies of insurance, (ii) all applicable Laws relating to insurance product projections and illustrations, (iii) all applicable prohibitions on the use of unfair methods of competition and deceptive acts or practices relating to the advertising, sales and marketing of insurance or annuities and (iv) all applicable disclosure and other requirements with respect to any variation in premiums or other charges resulting from the time at which such premiums or charges are paid, except for such violations which have been cured, which have been resolved or settled through agreements with applicable Governmental Authorities, which are barred by an applicable statute of limitations or which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole); and

(c) there are no suits, actions, proceedings or arbitrations pending or, to the knowledge of the Company, threatened in writing against the Company and/or any of its Subsidiaries with respect to the sale or marketing of any Insurance Contracts or Placed Insurance Contracts, except for such claims or complaints as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole).

Section 4.16. Regulatory Examinations. The Company has made available to the Acquiror true and complete copies of all final reports or findings (or drafts of such reports or findings if the final report or findings are not yet available) from any audits, examinations or investigations (including the reports or findings from any financial, market conduct and similar examinations) performed with respect to any of the Company or any of the Company’s Subsidiaries by or on behalf of any Governmental Authority since December 31, 2018 (the “Examination Reports”), together with all material correspondence or material responses relating thereto. All material deficiencies or violations that have been asserted by or on behalf of any Governmental Authority prior to the date of this Agreement in any such Examination Report have been remediated or, if not remediated, the Company has, or has caused the Company’s Subsidiaries, as applicable, to have, a plan to remediate such deficiencies or violations prior to the date of this Agreement to the satisfaction of the Governmental Authority that noted such deficiencies or violations. Since December 31, 2018, no material fine or penalty has been imposed on the Company or any of the Company’s Subsidiaries by any Governmental Authority.

Section 4.17. Agreements with Insurance Regulators.

(a) Except as required by applicable insurance Laws, there is no (x) written agreement, memorandum of understanding, commitment letter or similar undertaking with any insurance regulator that is binding on the Company or any of its Subsidiary or (y) order or directive by, supervisory letter (other than those provided on an industry or sector-wide basis) or cease-and-desist order from, any insurance regulator that is binding on the Company or any of its Subsidiaries; and

(b) Except as required by insurance Laws generally applicable to similarly situated companies, neither the Company nor any of its Subsidiaries have adopted any board resolution at the request of any insurance regulator, in the case of each of clauses (x) and (y), that (i) limits in any material respect the ability of any Subsidiary of the Company to conduct its business, (ii) requires the divestiture of any material investment of any Subsidiary of the Company, (iii) limits in any material respect the ability of any Subsidiary of the Company to pay dividends or (iv) requires any material investment of any Subsidiary of the Company to be treated as a non-admitted asset (or the local equivalent).

Section 4.18. Undisclosed Liabilities. Except as set forth on Section 4.18 of the Company Disclosure Letter and except for any fees and expenses payable by the Company or any of the Company’s Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby, as of the date of this Agreement, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the 2020 Unaudited Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Audited Financial Statements in the ordinary course of business of the Company and its Subsidiaries or (c) that will be discharged or paid off prior to or at the Closing.

Section 4.19. Litigation and Proceedings. Except as set forth on Section 4.19 of the Company Disclosure Letter, other than with respect to ordinary course claims under, and within the applicable policy limits of, Insurance Contracts or Reinsurance Contracts, as of the date hereof (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.20. Legal Compliance.

(a) Each of the Company and its Subsidiaries is, and for the prior three (3) years has been, in compliance with all applicable Laws (including any Laws regulating the insurance business) in all material respects, except where the failure to be in compliance has not been material to the business of the Company and its Subsidiaries, taken as a whole.

(b) The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to (i) prevent the use of the products and services of the Company and its Subsidiaries in a manner that violates applicable Law (including money laundering or fraud), and (ii) otherwise provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred to the extent possible.

(c) For the past three (3) years, neither the Company nor any of its Subsidiaries or any of the officers, directors or employees thereof acting in such capacity has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.21. Contracts; No Defaults.

(a) Section 4.21(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvii) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.21(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i) Any Contract with any of the Top Vendors;

(ii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $1,000,000;

(iii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last three (3) years, in each case, involving payments in excess of $1,000,000 other than (A) Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, or (B) between the Company and its wholly-owned Subsidiaries;

(iv) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $250,000 in any calendar year;

(v) Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any wholly-owned Subsidiary of the Company), in each case, that are material to the Company and its Subsidiaries, taken as a whole;

(vi) Contracts (other than Company Benefit Plans, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between (A) the Company and its Subsidiaries, on the one hand, and (B) (1) Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), (2) the current executives, officers and directors (or equivalents) of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, (3) the stockholders of the Company owning 5% or more of the outstanding shares of Company Capital Stock, on the other hand (collectively, “Affiliate Agreements”);

(vii) Contracts with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(viii) Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or expressly limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect, in each case, excluding confidentiality agreements and agreements that contain confidentiality or non-solicitation covenants entered into in the ordinary course of business;

(ix) Any Collective Bargaining Agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(x) Each Contract (including license agreements, coexistence agreements, settlement agreements and agreements with applicable covenants not to sue but excluding any non-disclosure agreements entered into in the ordinary course of business and any Contracts with employees, contractors or consultants engaged by the Company or any of its Subsidiaries) (i) pursuant to which the Company or any of the Company’s Subsidiaries grants to a third Person any material license, covenant not to sue or similar rights with respect to any material Company Owned IP (other than (A) any Contracts granting nonexclusive rights to use Company Owned IP to customers and end users entered into in the ordinary course of business and (B) any Contracts granting incidental licenses to any Company Owned IP constituting Trademarks for limited promotional or marketing purposes), (ii) pursuant to which the Company or any of the Company’s Subsidiaries are granted by a third Person any license, covenant to sue or similar rights with respect to Intellectual Property material to the business of the Company or its Subsidiaries (other than (A) Contracts granting nonexclusive rights to use unmodified commercially available off-the-shelf Software that have been granted on standardized, commercially-available terms and (B) Open Source Licenses) or (iii) pursuant to which the Company or any of the Company’s Subsidiaries has assigned or agreed to assign, or has been assigned or agreed to be assigned, any Intellectual Property material to the business of the Company or its Subsidiaries;

(xi) Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $500,000 in any calendar year;

(xii) Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $250,000 in any calendar year;

(xiii) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries;

(xiv) Any Contract containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(xv) Any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract);

(xvi) The Company Warrants and Company Notes; and

(xvii) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xvi) of this Section 4.21(a).

(b) Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.21(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.21(a), and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in material breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.22. Company Benefit Plans.

(a) Section 4.22(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan (other than any individual employment agreements or offer letters for employees who are not Key Company Employees, equity award agreements or similar agreements on the forms set forth on Section 4.22(a) of the Company Disclosure Letter). For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority. With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan description, including any summary of material modifications, (C) the most recent annual report (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (E) the most recent discrimination tests required under the Code for each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, (F) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, and (G) a copy of all material correspondence (other than correspondence in the ordinary course) with any Governmental Authority relating to a Company Benefit Plan received or sent within the last three years.

(b) (i) Each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws in all material respects, including ERISA and the Code; (ii) in all material respects, all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(c) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d) With respect to each Company Benefit Plan, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).

(f) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due to any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, or (iii) accelerate the vesting and/or settlement of any Company Option or Company Restricted Stock. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g) All Company Options and Company Restricted Stock have been granted in accordance with the terms of the Company Incentive Plan. Each Company Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A or Section 422 of the Code, if applicable. Each Company Option is intended to be exempt from Section 409A of the Code. The Company has made available to Acquiror, accurate and complete copies of (i) the Company Incentive Plan, (ii) the forms of standard award agreement under the Company Incentive Plan, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity-based awards granted under any Company Incentive Plan, together with the material terms thereof (including but not limited to grant date, exercise price, vesting terms, form of award, expiration date, and number of shares underlying such award). The treatment of Company Options and Company Restricted Stock under this Agreement does not violate the terms of the Company Incentive Plan or any Contract governing the terms of such awards.

(h) Each “nonqualified deferred compensation plan” subject to Section 409A of the Code, if any, is, and for the prior three (3) years has been, maintained in all material respects in compliance with Section 409A of the Code, and the applicable treasury regulations and IRS guidance thereunder. No payment pursuant to any arrangement between the Company or any of its Subsidiaries and any “service provider” (as such term is defined in Section 409A of the Code and the treasury regulations thereunder) would subject any Person to a Tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the transactions contemplated hereby or otherwise.

Section 4.23. Labor Relations; Employees.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any Collective Bargaining Agreement or other labor-related agreement or arrangement with any labor or trade union, works council, employee representative body or labor organization or association (collectively, a “Labor Organization”), (ii) no such Collective Bargaining Agreement is being negotiated by the Company or any of the Company’s Subsidiaries, (iii) no employees of the Company or any of its Subsidiaries are represented by any Labor Organization with respect to their employment with the Company or its Subsidiaries, and (iv) no Labor Organization has requested or made a pending demand for recognition or certification before the National Labor Relations Board or any other labor relations tribunal or authority, or to the knowledge of the Company, requested or made a pending demand for recognition or certification or sought to organize or represent any of the employees of the Company or its Subsidiaries with respect to their employment with the Company or its Subsidiaries.

(b) In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened unfair labor practice charge, material grievance, material arbitration, strike, slowdown, work stoppage, lockout, picketing, hand billing, or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(c) The Company and its Subsidiaries have satisfied any pre-signing legal or contractual requirement to provide notice to, or enter into any consultation procedure with any Labor Organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement, and the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Collective Bargaining Agreement to which the Company or its Subsidiaries is a party or bound.

(d) Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws respecting labor and employment practices, including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where the failure to comply would not be material to the business of the Company and its Subsidiaries.

(e) The Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(f) In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any Collective Bargaining Agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any compliant, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, except, in each case, as would not be material to the business of the Company and its Subsidiaries.

(g) To the knowledge of the Company, no Key Company Employee intends to terminate his or her employment.

(h) To the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries is in material violation of any material term of any employment agreement, restrictive covenant, nondisclosure obligation, or fiduciary duty (i) to the Company or any of the Company’s Subsidiaries or (ii) to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries’ or (B) the knowledge or use of Trade Secrets or proprietary information.

(i) Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or any form of illegal discrimination by either (i) an officer or Key Company Employee of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Vice President or above. To the knowledge of the Company, in the last three (3) years, no allegations of sexual harassment, sexual misconduct or any form of illegal discrimination have been made against (i) an officer or Key Company Employee of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Vice President or above.

(j) In the past three (3) years, the Company and its Subsidiaries are and have been in compliance in all material respects with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local law relating to plant closings and layoffs. The Company and its Subsidiaries have not engaged in broad-based layoffs, furloughs, employment terminations (other than for cause) or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, since January 1, 2020 through the date hereof. The Company, taken as a whole with its Subsidiaries, has sufficient employees to operate the business of the Company and its Subsidiaries as currently conducted.

Section 4.24. Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c) There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) There are no material Tax audits or other examinations of the Company or any of its Subsidiaries presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).

(h) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i) At all times since its formation, the Company has been properly treated as a corporation for United States federal and applicable state and local income Tax purposes and has not elected any alternative treatment. Section 4.24(i) of the Company Disclosure Letter lists, as of the date hereof, the applicable United States federal income Tax classification of each Subsidiary of the Company.

(j) Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for United States federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(k) No written claim has been made by any Governmental Authority within the last thirty-six (36) months where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(l) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(m) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(n) Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method.

(o) Neither the Company nor any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)).

(p) The Company and its Subsidiaries have not taken any action, nor to the knowledge of the Company and any of its Subsidiaries (without conducting independent inquiry or diligence of Acquiror and Merger Sub) are there any facts or circumstances, that could reasonably be expected to prevent the Mergers from constituting a single integrated transaction or from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.25. Brokers’ Fees. Except as set forth on Section 4.25 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.26. Insurance. Section 4.26 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as disclosed on Section 4.26 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.27. Licenses. The Company and its Subsidiaries have obtained, and maintain, all of the material Licenses reasonably required to permit the Company and its Subsidiaries to acquire, originate, own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Each material License held by the Company or any of the Company’s Subsidiaries is and has been for the past three (3) years (or such shorter period as the Company or the Company’s Subsidiaries has held such Licenses, as applicable) in full force and effect, and each of the Company and its Subsidiaries is and has been during the past three (3) years in compliance in all material respects with all such Licenses. Neither the Company nor any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (b) is or has been during the past three (3) years the subject of any pending or threatened Action by a Governmental Authority seeking the cancellation, revocation, suspension, termination, limitation, modification, or impairment of any material License, or (c) has received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, revoke, limit, suspend, modify or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. Section 4.27 of the Company Disclosure Letter sets forth a true, correct and complete list of material Licenses held by the Company or its Subsidiaries.

Section 4.28. Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.29. Real Property.

(a) Section 4.29(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i) The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii) The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed.

(iii) The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(iv) The Company and its Subsidiaries are in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither any Company nor any of its Subsidiaries has received any notice alleging any default or breach under any of such Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, nor any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder. To the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(v) As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.

(vi) Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b) None of the Company or any of its Subsidiaries owns any Owned Real Property.

Section 4.30. Intellectual Property.

(a) Section 4.30(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered and applied-for with a Governmental Authority or other applicable registrar and is owned by the Company or any of the Company’s Subsidiaries as of the date of this Agreement, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive record owner of all of Company Registered Intellectual Property. All Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, excluding any pending applications included in the Company Registered Intellectual Property, valid and enforceable. No material Company Owned IP is subject to any outstanding Governmental Order adversely affecting Company’s or its Subsidiaries’ ownership or use of, or any rights in or to, any such Company Owned IP.

(b) Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries solely and exclusively owns all of Intellectual Property owned or purported to be owned by the Company and its Subsidiaries, including the Company Software (collectively, the “Company Owned IP”), free and clear of all Liens (other than Permitted Liens), and has a valid right to use all other material Intellectual Property used in or reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof, provided that the foregoing shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property.

(c) Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or its applicable Subsidiary has obtained from each Person (including current and former employees, officers, directors, consultants and contractors) who has created or developed any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries a written, valid and enforceable, irrevocable present assignment of such Intellectual Property to the Company or the applicable Subsidiary. To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries has not, within the past three (3) years, infringed, misappropriated or otherwise violated any Intellectual Property of any third Person in any material respect. There is no Action pending to which the Company or such Subsidiary of the Company is a named party, or to the knowledge of the Company, threatened in writing, alleging the Company’s or such Subsidiaries’ conduct of its business infringes, misappropriates or otherwise violates any Intellectual Property of any third Person in any material respect, or challenging the scope, validity or enforceability of any material Company Owned IP, and there has not been, within the past three (3) years, any such Action brought or threatened in writing other than office actions received from the US Patent and Trademark Office and similar Governmental Authorities in the course of registering any Company Owned IP.

(d) To the knowledge of the Company, within the past three (3) years, no Person has infringed, misappropriated or otherwise violated any material Company Owned IP. The Company and its Subsidiaries have not initiated any Action or sent to any Person, within the three (3) years preceding the date of this Agreement, any written notice, charge, complaint, claim or other written assertion against such third Person alleging infringement, misappropriation or other violation by such third Person of any material Company Owned IP.

(e) The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of material Trade Secrets included in the Company Owned IP or otherwise held in confidence by the Company and its Subsidiaries. To the knowledge of the Company, there has not been any material unauthorized disclosure of or unauthorized access to any such Trade Secrets to or by any Person, except pursuant to written, valid and enforceable non-disclosure agreements protecting the confidentiality thereof, which agreements, to the knowledge of the Company, have not been breached in any material respect.

(f) No funding or support from a Governmental Authority, nor any funding, support or facilities of a university, college, other educational institution, research center or other nonprofit organization was used in the development of any material Company Owned IP.

(g) Other than Open Source Materials, to the knowledge of the Company, no Person other than the Company or its Subsidiaries (and their respective authorized employees and authorized independent contractors) has or has had possession of any source code for any material Company Software, and neither the Company nor any of its Subsidiaries is party to any source code escrow or similar agreements with respect to material Company Software.

(h) With respect to the IT Systems used or held for use in the business of the Company or any of its Subsidiaries and the Company Software, to the knowledge of the Company, no such IT System or Company Software contains any device or feature designed to disrupt, disable or otherwise impair the functioning of any Software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other Software or information or data (or any parts thereof) of the Company or its Subsidiaries or customers of the Company and its Subsidiaries.

(i) The Company’s and its Subsidiaries’ use, distribution and other exploitation of (i) Company Software, and (ii) Open Source Materials, is, in each case, in material compliance with all Open Source Licenses applicable thereto. None of the Company or any Subsidiary of the Company has used, embedded, derived from, linked to, modified or distributed any Open Source Materials in a manner that requires any Company Software (i) be made available or distributed in a form other than object code, (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or services, or portions thereof or interfaces therefor, to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee.

Section 4.31. Privacy and Cybersecurity.

(a) The Company and its Subsidiaries are in compliance with, and during the past three (3) years have been in compliance with, (i) all applicable Laws governing the privacy, security or Processing of Personal Data (“Privacy Laws”), (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security, Processing of Personal Data, and the security of IT Systems (the foregoing (i)-(iii), collectively, “Privacy and Cybersecurity Requirements”), other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries. There are not, and have not been in the past three (3) years been, any Actions by any Person or Governmental Authority pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries, alleging a violation of any Privacy and Cybersecurity Requirements or relating to any material incident in which Personal Data was stolen or improperly Processed.

(b) With respect to any IT Systems owned or purported to be owned by the Company and its Subsidiaries, and to the knowledge of the Company, with respect to any other IT Systems used or held for use by the Company and its Subsidiaries, during the past three (3) years, (i) there have been no material breaches of the security of such IT Systems and (ii) there has been no failure, disruption or other adverse event affecting any such IT Systems that materially adversely affected the Company’s and its Subsidiaries’ business or operations. The Company and its Subsidiaries have commercially reasonable and legally compliant measures designed to protect (A) the IT Systems owned or purported to be owned by the Company and its Subsidiaries against unauthorized access or use, or (B) Personal Data in their possession or control against unauthorized access, use, modification, disclosure, Processing or other misuse, including through administrative, technical and physical safeguards. To the knowledge of the Company, neither the Company nor any Subsidiary of the Company has experienced any material incident in which such Personal Data was stolen or improperly Processed, including in connection with a breach of security.

(c) The Company and its Subsidiaries have established and at all times maintained, and use all reasonable efforts to ensure that all third Persons controlling or having access to IT Systems used or held for use by the Company and its Subsidiaries or Processing Personal Data in connection with a product or service of the Company or its Subsidiaries have established and maintained, commercially reasonable and legally compliant measures to protect such IT Systems and all Trade Secrets and Personal Data in their possession or control against unauthorized access, use, modification, disclosure, Processing or other misuse, including through written internal and external policies and procedures, and organizational, administrative, technical and physical safeguards. Neither the Company nor any Subsidiary of the Company, nor, to the knowledge of the Company, any third Person controlling any IT System or Processing Personal Data on their behalf, has (A) experienced any material incident in which such information was stolen or improperly Processed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

Section 4.32. Environmental Matters .

(a) The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.

(b) There has been no material release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Leased Real Property or in connection with the Company’s and its Subsidiaries’

operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.

(c) Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d) No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

(e) The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

Section 4.33. Absence of Changes. From December 31, 2020 to the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 4.34. Anti-Corruption Compliance.

(a) For the past three (3) years, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b) Each of the Company and its Subsidiaries, has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c) To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

Section 4.35. Sanctions and International Trade Compliance.

(a) The Company and its Subsidiaries (i) are, and have been for the past three (3) years, in compliance in all material respects with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, employees, customers or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years been, a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

Section 4.36. Information Supplied. None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Shareholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.37. Vendors.

(a) Section 4.37(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top twenty (20) vendors based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2020 (the “Top Vendors”).

(b) Except as set forth on Section 4.37(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

Section 4.38. No Additional Representation or Warranties. Except as provided in and this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (a) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12, Section 5.13 and Section 5.15), or (b) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1. Company Organization. Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 5.2. Due Authorization.

(a) Other than the Acquiror Shareholder Approval, each of Acquiror and Merger Sub has all requisite company or corporate power, as applicable, and authority to (i) execute and deliver this Agreement and the documents to which it is a party contemplated hereby, and (ii) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents to which Acquiror or Merger Sub is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (A) duly and validly authorized and approved by each of the Boards of Directors of Acquiror and Merger Sub, (B) determined by each of the Boards of Directors of Acquiror and Merger Sub as advisable to Acquiror and the Acquiror Shareholders and the sole shareholder of Merger Sub, as applicable, and recommended for approval by the Acquiror Shareholders and the sole shareholder of Merger Sub, as applicable, and (C) duly and validly authorized and approved by Acquiror as the sole shareholder of Merger Sub. No other company or corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents to which Acquiror or Merger Sub is a party contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:

(i) each of those Transaction Proposals identified in clauses (A), (B) and (C) of Section 7.10(b)(i) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose; and

(ii) each of those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I) and (J) of Section 7.10(b)(i), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.

(c) The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.

(d) At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3. No Conflict. Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby to which Acquiror or Merger Sub is a party by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 5.4. Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 5.5. SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since November 18, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6. Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since November 18, 2020, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(b) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since November 18, 2020, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”). The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on the NYSE.

(d) The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of November 23, 2020, and statement of operations, cash flow and shareholders’ equity of Acquiror for the period from October 2, 2020 (inception) through October 7, 2020, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act and the approvals, filings and notifications of or with Governmental Authorities that are set forth in Section 4.5 of the Company Disclosure Schedule (ii) in connection with the Domestication, the applicable requirements and required approval of the Cayman Registrar and the Secretary of Delaware, and (iii) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.

Section 5.8. Trust Account. As of the date of this Agreement, Acquiror has at least $230,000,000 in the Trust Account (including, if applicable, an aggregate of approximately $8,100,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of November 18, 2020, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

Section 5.9. Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10. Absence of Changes. Since October 7, 2020, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business.

Section 5.11. No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, as of the Date of this Agreement, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (a) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (c) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.12. Capitalization of Acquiror.

(a) As of the date of this Agreement, the authorized share capital of Acquiror is $55,500.00 divided into (i) 500,000,000 shares of Acquiror Class A Common Stock, of which 23,000,000 shares are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 shares of Acquiror Class B Common Stock, of which 5,750,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preferred shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement (clauses (i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents, and (B) in all material respects any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b) As of the date of this Agreement, 4,600,000 Acquiror Common Warrants and 4,400,000 Acquiror Private Placement Warrants are issued and outstanding, and are not exercisable until the later of (x) November 23, 2021 and (y) thirty (30) days after the Closing. All outstanding Cayman Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c) Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the PIPE Investment, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other or agreements of any character providing for the issuance of additional equity interests, the sale of equity interests, or for the repurchase or redemption of any Acquiror Securities or other interests of Acquiror the value of which is determined by reference to the Acquiror Securities, and there are no voting trusts, proxies or agreements of any kind which may obligate Acquiror to issue, purchase, register for sale, redeem or otherwise acquire any of Acquiror Securities or other equity interests of Acquiror.

(d) The Aggregate Merger Consideration and the Acquiror Common Shares, when issued in accordance with the terms hereof, shall be (i) duly authorized and validly issued, fully paid and non-assessable; (ii) issued in compliance with applicable Law, including all applicable state and federal securities Laws, and all requirements set forth in (1) the Governing Documents of Acquiror and (2) any other applicable Contracts governing the issuance of such securities; and (iii) not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e) On or prior to the date of this Agreement, Acquiror has entered into Subscription Agreements with PIPE Investors, true and correct copies of which have been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from Acquiror, shares of Delaware Acquiror Common Stock for a PIPE Investment Amount of $550 million (such amount, the “Committed PIPE Investment Amount”), (i) at least $10 million of which is in respect of such shares to be so purchased by one or more Acquiror PIPE Investors and (ii) up to $100 million of which shall be in respect of such shares to be so purchased by one or more Company PIPE Investors. On or prior to the date of this Agreement, Acquiror has identified to the Company each of the PIPE Investors (or has caused the identification of each such PIPE Investor to the Company) and, to the knowledge of Acquiror, the Company has not exercised its right to reasonably object to any such PIPE Investor as of the date of this Agreement. Such Subscription Agreements are in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with their terms.

(f) Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13. Brokers’ Fees. Except fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.14. Indebtedness. Neither Acquiror nor Merger Sub has any Indebtedness other than Working Capital Loans.

Section 5.15. Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) The Acquiror and Merger Sub have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and otherwise complied in all material respects with all applicable withholding and related reporting requirements.

(c) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) There are no ongoing or pending Legal Proceedings with respect to any material Taxes of Acquiror or Merger Sub and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.

(f) No written claim has been made by any Governmental Authority where the Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(g) Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h) At all times since their formation, Acquiror and Merger Sub have been properly treated as corporations for United States federal and applicable state and local income Tax purposes and have not elected any alternative treatment.

(i) Acquiror and Merger Sub have not taken any action, nor to the knowledge of Acquiror and Merger Sub (without conducting independent inquiry or diligence of the Company and its Subsidiaries) are there any facts or circumstances, that would reasonably be expected to prevent the Mergers from constituting a single integrated transaction or from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.16. Business Activities.

(a) Since formation, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.

(b) Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d) As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $1,000,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans.

Section 5.17. Stock Market Quotation. As of the date hereof, the Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE under the symbol “RTPZ”. As of the date hereof, the Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “RTPZ WS”. As of the Closing, after giving effect to the Domestication and the other transactions contemplated by this Agreement (and by the other agreements contemplated hereby) to occur prior to the Closing, the Delaware Acquiror Common Stock and the Delaware Acquiror Warrants will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the NYSE or Nasdaq. Acquiror is in compliance with the rules of the NYSE or Nasdaq, as applicable, and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Warrants on the NYSE or Nasdaq, as applicable. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.18. Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) of the Securities Act and/or Section 14A of the Exchange Act, the date the Proxy Statement/Registration Statement or the Proxy Statement, as applicable, is first mailed to the Acquiror Shareholders and certain of the Company’s stockholders, as applicable, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Registration Statement or the Proxy Statement, as applicable (together with any amendments or supplements thereto), will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 5.19. No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.20. No Additional Representation or Warranties. Except as provided in this Article V, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1. Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or required by Law (including COVID-19 Measures) or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use commercially reasonable efforts to (x) operate the business of the Company in the ordinary course and (y) preserve intact the Company’s present business organization, retain the Company’s current officers, and preserve the Company’s relationships with its key suppliers and customers (if applicable), provided, however, that no action or inaction by the Company or any Company Subsidiary with respect to matters specifically addressed by Section 6.1(a) through (y) shall be deemed a breach of the foregoing unless such action or inaction would constitute a breach of such specific provision of Section 6.1(a) through (y). Except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or required by Law (including COVID-19 Measures):

(a) change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or form or cause to be formed any new Subsidiary of the Company (excluding formation of any wholly owned Subsidiary of the Company and any change or amendment of the Governing Documents of the Company’s Subsidiaries made in the ordinary course of business);

(b) make or declare any dividend or distribution to the equityholders of the Company or make any other distributions in respect of any shares of the Company Capital Stock or the equity interests of the Company or any of its Subsidiaries;

(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company or (iii) purchases or redemptions pursuant to exercises of Company Options or Company Warrants issued and outstanding as of the date hereof (or, with respect to Company Options, issued in compliance with Section 6.1(m)(ii)) or the withholding of shares to satisfy net settlement or Tax obligations with respect to Company Options or Company Warrants outstanding as of the date hereof (or, with respect to Company Options, issued in compliance with Section 6.1(m)) in accordance with the terms of such Company Options or Company Warrants;

(e) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.21(a) of the Company Disclosure Letter, or any Real Property Lease, in each case, other than in the ordinary course of business (including, in the case of Contracts of a type required to be listed on Section 4.21(a)(i) of the Company Disclosure Letter, in the ordinary course of business of the applicable Top Vendor) or as required by Law;

(f) sell, assign, transfer, convey, lease or otherwise dispose of or create or incur any Lien (except for a Permitted Lien) on any material tangible assets or properties of the Company or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries and (iii) transactions in the ordinary course of business;

(g) acquire any ownership interest in any real property;

(h) except as otherwise required by Law or existing Company Benefit Plans, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee of the Company or its Subsidiaries that is not a Key Company Employee in the ordinary course of business, (ii) hire or terminate the employment of any Key Company Employee, other than terminations of employment for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan (other than for those actions permitted by Section 3.3(b) of Agreement), (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business, (v) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, except in the ordinary course of business for employees other than Key Company Employees, or (vi) forgive any loans or issue any loans to employees, officers, directors or other individual service providers of the Company and its Subsidiaries;

(i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(j) (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, except, in each case, in the ordinary course of business in amounts to exceed $2,500,000 individually or $10,000,000 in the aggregate or in respect of any such debt securities, warrants, rights to acquire debt securities, Indebtedness or guarantee of Indebtedness between the Company and any Subsidiary of the Company, on the one hand, and any other Subsidiary of the Company, on the other hand;

(k) (i) make or change any material election in respect of material Taxes, (ii) materially amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (v) settle any claim or assessment in respect of material Taxes, (vi) surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

(l) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(m) (i) issue any additional shares of Company Capital Stock or securities exercisable for or convertible into shares of Company Capital Stock, other than the issuance of shares of Company Common Stock (A) upon the exercise of Company Options outstanding on the date hereof or issued in compliance with Section 6.1(m)(ii) pursuant to their terms under the Company Incentive Plan and the applicable award agreements or (B) upon the exercise of Company Warrants or conversion of Company Notes, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement or (ii) grant any additional Company Options or other equity or equity-based compensation, except in connection with new hires and promotions for employees other than Key Company Employees in the ordinary course of business;

(n) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Mergers);

(o) waive, release, settle, compromise or otherwise resolve any Action, except in the ordinary course of business (including with respect to any ordinary course claims under, and within the applicable policy limits of, Insurance Contracts or Reinsurance Contracts) or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 in the aggregate;

(p) sell, assign, transfer, convey, license, encumber or divest (or agree to do any of the preceding) any Intellectual Property that is material to the Company and its Subsidiaries (other than non-exclusive licenses granted in the ordinary course of business), or dispose of, abandon or permit to lapse any rights to any material Company Registered Intellectual Property except for the expiration of any such Company Registered Intellectual Property in accordance with the applicable statutory term;

(q) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(q) of the Company Disclosure Letter, in the aggregate;

(r) enter into, modify, amend, renew or extend any Collective Bargaining Agreement, other than as required by applicable Law, or recognize or certify any Labor Organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(s) voluntarily terminate without replacement or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(t) waive the restrictive covenant obligations of any current or former employee of the Company or any of the Company’s Subsidiaries;

(u) voluntarily terminate without replacement or amend in a manner materially detrimental to the Company or any of its Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of the Company’s Subsidiaries;

(v) terminate or commute, nor materially modify, amend or waive compliance with any material provision of any Reinsurance Contracts or any material Insurance Contracts, other than in the ordinary course of business;

(w) make any material changes in the methods, policies, practices or principles of the Company or any of the Company’s Subsidiaries in effect on the date hereof with respect to reserving, hedging, underwriting, pricing, investing, risk management, reinsurance, marketing or claims administration or adopt any new reserving, hedging, underwriting, pricing, investing, risk management, reinsurance, marketing or claims administration methods, policies, practices or principles, except in each case in the ordinary course of business or to the extent required by applicable Laws, Applicable SAP or GAAP;

(x) reduce or strengthen any reserves, provisions for losses and other liability amounts in respect of the Insurance Contracts and Reinsurance Contracts, except (A) to the extent required by applicable Laws or GAAP or (B) other than in the ordinary course of business, including as a result of loss or expense payments to other parties in accordance with the terms of the Insurance Contracts and Reinsurance Contracts; or

(y) enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2. Company Equityholder Approval. Upon the terms set forth in this Agreement, the Company shall (i) (A) use its reasonable best efforts to solicit and obtain the Company Equityholder Approval in the form of the Written Consent attached hereto as Exhibit H (with such changes as may be agreed in writing by Acquiror and the Company) (the “Company Written Consent”) promptly (and in any event within three (3) Business Days) following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to shareholders and (B) prepare and deliver to each holder of the Company’s capital stock that has not executed the Written Consent an information statement containing notice of the receipt of the Company Equityholder Approval and such other information as may be required to be included therein by applicable Law (including Section 228(e) and Section 262 of the DGCL), or (ii) in the event the Company is not able to obtain the Company Written Consent, the Company shall duly convene a meeting of the stockholders of the Company for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Mergers and the Restated Certificate, as soon as reasonably practicable after the Registration Statement is declared effective, and shall provide stockholders of the Company with any materials required by applicable Law and the Governing Documents of the Company in connection with such meeting. If such meeting of the stockholders of the Company is convened, the Company shall obtain the Company Equityholder Approval at such meeting of the stockholders of the Company and shall take all other action necessary or advisable to secure the Company Equityholder Approval as soon as reasonably practicable after the Registration Statement is declared effective. The Company agrees that if the Company Equityholder Approval shall not have been obtained at any such meeting, then the Company shall promptly continue to take all such necessary actions, and hold additional meetings in order to obtain the Company Equityholder Approval. The Company shall, through the Company Board, recommend to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Company Written Consent. The Company Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal. The Company will provide Acquiror with a copy of the Company Written Consent within one Business Day of receipt. The Company’s obligation to solicit written consents from the stockholders of the Company to give the Company Equityholder Approval in accordance with this Section 6.2 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal.

Section 6.3. Inspection. Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company or any of the Company’s

Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law (including any COVID-19 Measures), (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company; and provided, further, that such access shall not be required to the extent the Company reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any employee of the Company or the Company Subsidiaries (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate such substitute arrangements to permit reasonable access or disclosure), and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.3 shall be subject to the Confidentiality Agreement.

Section 6.4. Preparation and Delivery of Additional Company Financial Statements.

(a) The Company shall deliver to Acquiror, as soon as reasonably practicable following the date of this Agreement, the audited consolidated balance sheet and statement of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows of the Company and its Subsidiaries as of and for the year ended December 31, 2020, together with the auditor’s report thereon, which will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “2020 Audited Financial Statements”), provided, that upon delivery of such 2020 Audited Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the 2020 Audited Financial Statements with the same force and effect as if made as of the date of this Agreement.

(b) If the Effective Time has not occurred prior to May 17, 2021, the Company shall deliver to Acquiror, as soon as reasonably practicable following May 17, 2021, the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows of the Company and its Subsidiaries as of and for the three-month period ended March 31, 2021 (the “Q1 2021 Financial Statements”), which will comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q1 2021 Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q1 2021 Financial Statements with the same force and effect as if made as of the date of this Agreement.

(c) The Company shall use its reasonable best efforts to deliver to Acquiror, as soon as reasonably practicable following the date hereof, any additional financial or other information reasonably required by Acquiror to prepare pro forma financial statements required under federal securities Laws to be included in Acquiror’s filings with the SEC (including, if applicable, the Proxy Statement/Registration Statement).

(d) The Company shall use its reasonable best efforts to cause its independent auditors to provide any necessary consents to the inclusion of the financial statements set forth in this Section 6.4 in Acquiror’s filings with the SEC in accordance with the applicable requirements of federal securities Laws.

Section 6.5. Affiliate Agreements. At or prior to the Closing, the Company shall terminate or settle, or cause to be terminated or settled, without further liability to Acquiror, the Company or any of the Company’s Subsidiaries, all Affiliate Agreements set forth on Section 6.5 of the Company Disclosure Letter and obtain evidence reasonably satisfactory to Acquiror that such Affiliate Agreements have been terminated or settled, effective prior to the Closing.

Section 6.6. Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company shall not, and shall cause its Subsidiaries not to, and the Company shall instruct and use its reasonable best efforts to cause its and their representatives acting on its and their behalf, not to (a) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. From and after the date hereof, the Company shall, and shall instruct its officers and directors to, and the Company shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (other than Acquiror and its representatives).

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1. Employee Matters .

(a) Equity Plan. Prior to the Closing Date, Acquiror shall approve and adopt (w) an incentive award plan in the form attached hereto as Exhibit I (with such changes as may be agreed in writing by Acquiror and the Company) (the “Incentive Award Plan”), (x) the form Restricted Stock Unit Agreement attached hereto as Exhibit J (with such changes that may be agreed in writing by Acquiror and the Company), (y) the form Option Award Agreement attached hereto as Exhibit K (with such changes that may be agreed in writing by Acquiror and the Company) and (z) the form of employee stock purchase plan attached hereto as Exhibit L (with such changes that may be agreed in writing by Acquiror and the Company) (the “ESPP”). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Acquiror Common Stock issuable under the Incentive Award Plan and/or the ESPP, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Award Plan or acquired under the ESPP remain outstanding.

(b) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2. Trust Account Proceeds and Related Available Equity .

(a) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.3. Listing. From the date hereof through the Second Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on the NYSE, and shall prepare and submit to NYSE a listing application, if required under NYSE rules, covering the shares of Acquiror Common Stock issuable in the Mergers and the Domestication, and shall obtain approval for the listing of such shares of Acquiror Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing. Notwithstanding the foregoing, if mutually agreed by Acquiror and the Company, at least three (3) Business Days prior to the initial filing of the Proxy Statement/Registration Statement with the SEC pursuant to Section 8.2(a), Acquiror will delist the Acquiror Common Stock from the NYSE, effective as of no later than the Second Effective Time, and shall prepare and submit to Nasdaq (“Nasdaq”) a listing application, in accordance with Nasdaq rules, covering the shares of Acquiror Common Stock issuable in the Mergers and the Domestication, and shall obtain approval for the listing of the Acquiror Common Stock on Nasdaq from and after the Second Effective Time, and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.4. No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct and use its reasonable best efforts to cause its and their representatives acting on its and their behalf, not to, (a) make any proposal or offer that constitutes a Business Combination Proposal, (b) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal, (c) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make a Business Combination Proposal. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 7.5. Acquiror Conduct of Business .

(a) During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement or the Ancillary Agreements (including as contemplated by the PIPE Investment or in connection with the Domestication), as required by Law (including COVID-19 Measures), or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use commercially reasonable efforts to (x) operate its business in the ordinary course and (y) preserve intact the Acquiror’s present business organization, retain Acquiror’s current officers, and preserve Acquiror’s relationships with its shareholders and other business relationships, provided, however, that no action or inaction by Acquiror or Merger Sub with respect to matters specifically addressed by Section 7.5(a)(i) through (ix) shall be deemed a breach of the foregoing unless such action or inaction would constitute a breach of such specific provision of Section 7.5(a)(i) through (ix). Except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment or in connection with the Domestication) or the Ancillary Agreements or as required by Law (including COVID-19 Measures):

(i) seek any approval from the Acquiror Shareholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals or the Acquiror Warrant Amendment Proposal;

(ii) except as contemplated by the Transaction Proposals or the Acquiror Warrant Amendment Proposal, (A) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Sub’s capital stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or Merger Sub’s capital stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;

(iii) (A) make or change any material election in respect of material Taxes, (B) amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (F) settle any claim or assessment in respect of material Taxes, (G) surrender or allow to expire any right to claim a refund of material Taxes, or (H) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

(iv) take any action, or knowingly fail to take any action (excluding, for the avoidance of doubt, increasing the Aggregate Merger Consideration to be received by the equityholders of the Company hereunder), where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(v) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi) other than the Working Capital Loans, incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (A) incurred in the ordinary course of business and in an aggregate amount not to exceed $100,000, (B) incurred between Acquiror and Merger Sub;

(vii) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business);

(viii) other than with respect to the PIPE Investment or the Working Capital Loans or as expressly contemplated by this Agreement, (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Securities or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(ix) enter into any agreement to do any action prohibited under this Section 7.5.

(b) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Section 7.6. Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such actions within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a) the Board of Directors of Acquiror shall consist of (A) an individual to be designated by Acquiror, subject to the Company’s reasonable approval, as a director pursuant to the Sponsor Agreement, (B) individuals to be designated by the Company as directors, subject to requirements of the NYSE or Nasdaq, as applicable, and (C) Michael Thompson as a non-voting board observer entitled to the same notice, access and information rights as provided to the members of the Board of Directors subject to the terms of the Sponsor Agreement;

(b) the Board of Directors of Acquiror shall have a majority of “independent” directors for the purposes of NYSE or Nasdaq, as applicable, each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time; and

(c) the initial officers of Acquiror shall be as set forth on Section 2.6 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.

Section 7.7. Domestication. Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time and no later than the day prior to the Closing Date, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Company, together with the Certificate of Incorporation of Acquiror in the form attached as Exhibit A to this Agreement and Bylaws of Acquiror in the form attached as Exhibit B to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company), in each case, in accordance with the provisions thereof and applicable Law and (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror Shareholder, (i) each then issued and outstanding share of Acquiror Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of Delaware Acquiror Common Stock; (ii) each then issued and outstanding share of Acquiror Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Delaware Acquiror Common Stock (the “Sponsor Share Conversion”), subject to the vesting provisions set forth in the Sponsor Agreement with respect to shares owned by Sponsor; (iii) each then issued and outstanding Cayman Acquiror Warrant shall convert automatically into a Delaware Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Cayman Acquiror Unit shall separate automatically into a share of Delaware Acquiror Common Stock, on a one-for-one basis, and one-fifth of one Delaware Acquiror Warrant.

Section 7.8. Indemnification and Insurance.

(a) From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company or its Subsidiaries) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of Acquiror or its Subsidiaries) (together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective Governing Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors and, to the extent subject of indemnification and exoneration as of the date of this Agreement, employees and agents, that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.8.

(b) For a period of six (6) years from the Second Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms no less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2020; provided, however, that (i) either the Company or Acquiror may cause coverage to be extended under its respective current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.8 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.8.

(d) On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

(e) The parties acknowledge and agree that the D&O Indemnified Parties shall be intended third party beneficiaries of this Section 7.8.

Section 7.9. Acquiror Public Filings. From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.10. Acquiror Shareholder Approval; Acquiror Warrantholder Approval.

(a) Acquiror shall (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (A) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (B) solely with respect to the Transaction Proposals and the Acquiror Warrant Amendment Proposal, duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Section 710 of the NYSE Listing Rules or Nasdaq Listing Rule 5620(b), as applicable, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (C) solicit proxies from the holders of Acquiror Common Stock or Acquiror Common Warrants, as applicable, to vote in favor of each of the Transaction Proposals and from the holders of Acquiror Common Warrants to vote in favor of the Acquiror Warrant Amendment Proposal, and (ii) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption.

(b) Acquiror shall, through its Board of Directors, recommend (i) to its holders of Acquiror Common Stock the (A) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (B) approval of the change of Acquiror’s name to “Hippo Holdings Inc.”, (C) amendment and restatement of Acquiror’s Governing Documents, in the form attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company) (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the Domestication, Merger and PIPE Investment, (F) approval of the adoption by Acquiror of the Incentive Award Plan and associated forms of award agreements and the ESPP described in Section 7.1, (G) the election of directors effective as of the Closing as contemplated by Section 7.6, (H) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (J) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (together, the “Transaction Proposals”) and (y) to holders of Acquiror Common Warrants, the approval of the Acquiror Warrant Agreement Amendment (the “Acquiror Warrant Amendment Proposal”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Transaction Proposals or its recommendation to the holders of Acquiror Common Warrants that they vote in favor of the Acquiror Warrant Amendment Proposal (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror described in the Recitals hereto, a

“Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and the Acquiror Warrant Amendment Proposal and (z) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 7.10, and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval and/or the Acquiror Warrantholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.

Section 7.11. PIPE Subscriptions. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or Acquiror, reduce the Committed PIPE Investment Amount or the subscription amount under any Subscription Agreement or reduce or impair the rights of Acquiror under any Subscription Agreement, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided, that, in the case of any such assignment or transfer, the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Delaware Acquiror Common Stock contemplated thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

Section 7.12. Stockholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

ARTICLE VIII

JOINT COVENANTS

Section 8.1. HSR Act; Other Filings.

(a) In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b) Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act (to the extent early termination is made available by the relevant Antitrust Authorities) and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c) Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including, with respect to Acquiror and with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.

(d) With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary or advisable clearance, approval, consent, exemption, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

Section 8.2. Preparation of Proxy Statement/Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Delaware Acquiror Common Stock and Delaware Acquiror Warrants to be issued in exchange for the issued and outstanding shares of Acquiror Class A Common Stock and Cayman Acquiror Warrants and units comprising such in the Domestication, and (B) the shares of Delaware Acquiror Common Stock that constitute the Aggregate Merger Consideration to be received by the equityholders of the Company (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE or Nasdaq, as applicable) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(b) To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(c) Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(e) Promptly following the execution of this Agreement, Acquiror and the Company shall reasonably cooperate (including causing their respective Subsidiaries and representatives to cooperate) and jointly prepare a registration statement on Form S-1 (the “Resale Registration Statement”) registering the shares of Delaware Acquiror Common Stock to be received by (i) the Requisite Company Equityholders (to the extent any such shares held such Persons are subject to any resale limitations under Rule 144 under the Securities Act (or any successor rule then in effect), including volume or other restrictions or limitations as to manner or timing of sale), (ii) the Sponsor following the Sponsor Share Conversion, (iii) the PIPE Investors, (iv) the Acquiror PIPE Investors and (v) the directors of Acquiror in order to enable the Acquiror to file the Resale Registration Statement with the SEC as soon as reasonably practicable following the Closing, and in any event within thirty (30) days of the Closing. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Resale Registration Statement to comply in all material respects with the rules and regulations promulgated by the SEC. Acquiror and the Company shall reasonably cooperate (including causing their respective Subsidiaries and representatives to cooperate) to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the Resale Registration Statement, and each of the Acquiror and the Company shall, respectively, furnish all information concerning itself, its Subsidiaries and its respective members or stockholders as may be reasonably requested in connection with the foregoing. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders, and information regarding such other matters, in each case as may be reasonably necessary or advisable or as may be reasonably requested by the other in connection with the Resale Registration Statement and the transactions contemplated thereby, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE or NASDAQ, as applicable) in connection with the Resale Registration Statement and the transactions contemplated thereby.

Section 8.3. Support of Transaction. Without limiting any covenant contained in Article VI, or Article VII, unless otherwise mutually agreed by Acquiror and the Company, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Mergers, and (b) take such other action as soon as practicable as may be reasonably necessary, or as a party may reasonably request to satisfy the conditions to the obligations of the other parties set forth in Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and in accordance with all applicable Law. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 8.3 will constitute a breach of Section 6.1.

Section 8.4. Cooperation; Consultation.

(a) Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) and subject to COVID-19 Measures (i) by providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries as would be required if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and for the Resale Registration Statement, (ii) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

(b) From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.12), until the Closing Date, Acquiror shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably informed with respect to the PIPE Investment and the rotation of the Acquiror Common Shares during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters; provided, that each of Acquiror and the Company acknowledges and agrees that none of their respective financial advisors shall be entitled to any fees with respect to the PIPE Investment unless otherwise mutually agreed by the Company and Acquiror in writing; provided, further, that the Company’s financial advisors shall, at the option of such financial advisors, be credited as a placement agent with respect to the PIPE Investment.

Section 8.5. Section 16 Matters. Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any acquisitions or dispositions of shares of the Company Capital Stock, Acquiror Common Shares or Delaware Acquiror Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby (including the Redemption) by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 8.6. Redemption. Immediately following, and subject to, the Effective Time, the Surviving Corporation shall redeem the shares of Acquiror Common Stock from the Persons set forth on Section 8.6 of the Company Disclosure Letter (or any other Persons mutually agreed upon by Acquiror and the Company) in an aggregate amount equal to $100 million at a purchase price of $10.00 per share, payable in immediately available funds (the “Redemption”).

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1. Conditions to Obligations of Acquiror, Merger Sub and the Company. The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a) The Acquiror Shareholder Approval shall have been obtained;

(b) The Company Equityholder Approval shall have been obtained;

(c) The Domestication shall have occurred as provided in Section 7.7 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company;

(d) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(e) The waiting period or periods under the HSR Act and the Governmental Authorizations set forth in Section 4.5 of the Company Disclosure Schedule shall have obtained, expired or been terminated, as applicable;

(f) There shall not be in force any Governmental Order enjoining or prohibiting the consummation of the Mergers or any Law that makes the consummation of the Mergers illegal or otherwise prohibited; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(g) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

(h) The shares of Delaware Acquiror Common Stock to be issued in connection with the Mergers shall have been approved for listing on NYSE or, if mutually agreed by Acquiror and the Company pursuant to Section 7.3, Nasdaq.

Section 9.2. Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) (i) The representations and warranties of the Company contained in the first sentence of Section 4.6(a) shall be true and correct in all but de minimis respects as of the date of this Agreement, (ii) the Company Fundamental Representations (other than the first sentence of Section 4.6(a)) shall be true and correct in all material respects, in each case as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date), except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b) Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.2(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such material covenant and failed to cure within thirty (30) days after written notice thereof from Acquiror (or if earlier, 5 Business Days prior to the Agreement End Date);

(c) The Restated Certificate shall have been duly filed and accepted by the Secretary of State of the State of Delaware and shall be in effect, and the Note Conversion, Warrant Settlement and Preferred Stock Conversion shall have occurred or will occur immediately prior to the Effective Time; and

(d) There shall not have occurred a Company Material Adverse Effect after the date of this Agreement that is continuing.

Section 9.3. Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) (i) The representations and warranties of Acquiror contained in first sentence of Section 5.12(a) shall be true and correct in all but de minimis respects as of the date of this Agreement, (ii) Acquiror Fundamental Representations (other than the first sentence of Section 5.12(a)) shall be true and correct in all material respects, in each case as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date), except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, and (iii) each of the representations and warranties of Acquiror contained in this Agreement (other than Section 5.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Acquiror or the ability of Acquiror to enter into and perform its obligations under this Agreement;

(b) Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.3(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such material covenant and failed to cure within thirty (30) days after written notice from the Company (or if earlier, 5 Business Days prior to the Agreement End Date);

(c) (i) The amount of cash available in the Trust Account following the Acquiror Shareholders’ Meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount and taking into account the payment of any deferred underwriting commissions being held in the Trust Account and any Unpaid Acquiror Transaction Expenses (but prior to payment of any other Transaction Expenses, as contemplated by Section 11.6), plus (ii) the PIPE Investment Amount actually received by Acquiror prior to or substantially concurrently with the Closing (the sum of (i) and (ii), the “Available Acquiror Cash”), is equal to or greater than $450,000,000; and

(d) All of the directors of Acquiror (other than those Persons identified as the initial directors of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.6) shall have resigned or otherwise been removed effective as of or prior to the Effective Time.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by mutual written consent of the Company and Acquiror;

(b) by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers or if there shall be adopted any Law that permanently makes consummation of the Mergers illegal or otherwise prohibited;

(c) by the Company or Acquiror if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by the Company if there has been a Modification in Recommendation;

(e) by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the Agreement End Date unless Acquiror is in material breach hereof; or

(f) by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof.

Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for fraud or any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1. Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated September 16, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.2. Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, Managing Member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a) If to Acquiror or Merger Sub prior to the Closing, or to First-Step Surviving Corporation after the Effective Time, to:

Reinvent Technology Partners Z

215 Park Avenue, Floor 11

New York, NY 10003

Attention:   Secretary

Email: contact@reinventtechnologypartners.com

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:   H. Rodgin Cohen

        Jared M. Fishman

        Marion Leydier

Email:        cohenhr@sullcrom.com

        fishmanj@sullcrom.com

        leydierm@sullcrom.com

(b) If to the Company prior to the Closing, or to the Surviving Corporation after the Second Effective Time, to:

Hippo Enterprises Inc.

150 Forest Avenue

Palo Alto, CA 94301

Attention:   President

        Assaf Wand

Email:        generalcounsel@hippo.com

with copies to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive Menlo Park, CA 94025

Attention:   Tad J. Freese

        Miles Jennings

        Chad G. Rolston

Email:        tad.freese@lw.com

        miles.jennings@lw.com

        chad.rolston@lw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4. Assignment. No party hereto shall assign, delegate or otherwise transfer any of its rights or obligations under this Agreement or any part hereof without the prior written consent of the other parties and any such assignment, delegation or transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.

Section 11.5. Rights of Third Parties. Except as expressly provided in Section 7.8, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6. Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Unpaid Transaction Expenses, and (y) pay or cause to be paid, the Acquiror Transaction Expenses, in each of case (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Mergers and release of proceeds from the Trust Account.

Section 11.7. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement. Signatures to this Agreement transmitted by electronic mail in .pdf form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 11.9. Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10. Entire Agreement. This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter) and the Ancillary Agreements constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 11.12. Publicity.

(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall, except as prohibited by Law, use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.

Section 11.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14. Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15. Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16. Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17. Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2 or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Second Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18. Conflicts and Privilege.

(a) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than Acquiror or the Surviving Corporation) (collectively, the “Reinvent Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Company Group, on the other hand, any legal counsel, including Sullivan & Cromwell LLP (“S&C”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Reinvent Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby between or among Acquiror, the Sponsor and/or any other member of the Reinvent Group, on the one hand, and S&C, on the other hand (the “S&C Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Reinvent Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the S&C Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the S&C Privileged Communications, by virtue of the Mergers. Notwithstanding the foregoing, if a dispute arises after the Closing between or among the Surviving Corporation or any of its Subsidiaries or its or their respective directors, members, partners, officers, employees or Affiliates (other than the Reinvent Group), on the one hand, and a third party other than (and unaffiliated with) the Reinvent Group, on the other hand, then the Surviving Corporation and/or any member of the Company Group may assert the attorney-client privilege to prevent disclosure to such third party of S&C Privileged Communications, and, in relation to such dispute, no member of the Reinvent Group shall be permitted to waive its attorney-client privilege with respect to such confidential communications without the Surviving Corporation’s prior written consent.

(b) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Company Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Reinvent Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby between or among the Company and/or any member of the Company Group, on the one hand, and Latham, on the other hand (the “Latham Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Latham Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Latham Privileged Communications, by virtue of the Mergers.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

REINVENT TECHNOLOGY PARTNERS Z

By:	/s/ Michael Thompson
	Name:	Michael Thompson
	Title:	Chief Executive Officer and Chief Financial Officer

RTPZ MERGER SUB INC.

By:	/s/ Michael Thompson
	Name:	Michael Thompson
	Title:	Director

HIPPO ENTERPRISES INC.

By:	/s/ Assaf Wand
	Name:	Assaf Wand
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

CERTIFICATE OF INCORPORATION

OF

HIPPO HOLDINGS INC.

ARTICLE I

The name of the corporation is Hippo Holdings Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware 19808, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is [                ]. The total number of shares of Common Stock that the Corporation is authorized to issue is [                 ], having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is [                ], having a par value of $0.0001 per share.

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.	COMMON STOCK.

1. General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred

Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

5. Transfer Rights. Subject to applicable law and the transfer restrictions set forth in Article VII of the bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”), shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

B.	PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

The name and mailing address of the Sole Incorporator is as follows:

Name:	Address:
[ ]	[ ]

ARTICLE VII

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. The directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”); the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Effective Time. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

B. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

C. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VII, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VII, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VIII

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE IX

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article IX, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE X

A. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and instead the provisions of Article X(B)-(D) below shall apply, for so long as the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).

B. The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1) prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C.The restrictions contained in the foregoing Article X(B) shall not apply if:

(1) a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article X(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article X(C)(2).

D. For purposes of this Article X, references to:

(1) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a. any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article X is not applicable to the surviving entity;

b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(6) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a. beneficially owns such stock, directly or indirectly;

b. has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(7) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(8) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9) “Stockholder Party” means any stockholder of the Corporation.

(10) “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(11) “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(12) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE XI

The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred by this Article XI shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article XI. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article XI to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article XI shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article XI by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE XII

A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee, agent or stockholder of the Corporation arising pursuant to any provision of the DGCL or the Corporation’s Certificate of Incorporation or Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

B. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

C. Notwithstanding the foregoing, the provisions of this Article XII shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

D. Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

E. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

ARTICLE XIII

A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII and this Article XIII.

B. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this                  day of                 , 2021.

Sole Incorporator
[ ]

Annex C

Bylaws

of

Hippo Holdings Inc.

(a Delaware corporation)

(continued)

Bylaws

of

Hippo Holdings Inc.

Article I - Corporate Offices

1.1 Registered Office.

The address of the registered office of Hippo Holdings Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II—Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these Bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3 Special Meeting.

Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4 Notice of Business to be Brought before a Meeting.

(i) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders following the Effective Time (as defined in the Corporation’s Certification of Incorporation), the date of the preceding year’s annual meeting shall be deemed to be [ ], 2021); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, notice by the stockholder must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);

(b) As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (7) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (7) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(c) As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), and (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vi) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(vii) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5 Notice of Nominations for Election to the Board of Directors.

(i) Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(ii) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(a) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(b) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(ii)(b), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(iii) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));

(b) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

(c) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(iv) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(v) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

2.6 Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to

Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.

(iii) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(v) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these Bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these Bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV - Committees

4.1 Committees of Directors.

The Board may designate one or more committees, each committee to consist, of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings; meetings by telephone);

(ii) Section 3.6 (regular meetings);

(iii) Section 3.7 (special meetings; notice);

(iv) Section 3.9 (board action without a meeting); and

(v) Section 7.14 (waiver of notice),

with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.2, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.3 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V - Officers

5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.

5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI - Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII - General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock.

Subject to the restrictions set forth in Section 7.12, shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Article VIII - Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX - Indemnification

9.1 Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2 Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3 Authorization of Indemnification.

Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

9.4 Good Faith Defined.

For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.

9.5 Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

9.6 Expenses Payable in Advance.

Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

9.7 Nonexclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

9.8 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

9.9 Certain Definitions.

For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

9.10 Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11 Limitation on Indemnification.

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

9.12 Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

9.13 Primacy of Indemnification.

Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI - Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee, agent or stockholder of the Corporation arising pursuant to any provision of the General Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws or as to which the General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

Failure to enforce the foregoing provisions would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

Article XII - Definitions

As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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Annex D

HIPPO ENTERPRISES INC.

2021 INCENTIVE AWARD PLAN

ARTICLE I.

PURPOSE

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities.

ARTICLE II.

DEFINITIONS

As used in the Plan, the following words and phrases have the meanings specified below, unless the context clearly indicates otherwise:

2.1 “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. With reference to the Board’s or a Committee’s powers or authority under the Plan that have been delegated to one or more officers pursuant to Section 4.2, the term “Administrator” shall refer to such officer(s) unless and until such delegation has been revoked.

2.2 “Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.3 “Award” means an Option, Stock Appreciation Right, Restricted Stock award, Restricted Stock Unit award, Performance Bonus Award, Performance Stock Unit award, Dividend Equivalents award or Other Stock or Cash Based Award granted to a Participant under the Plan.

2.4 “Award Agreement” means an agreement evidencing an Award, which may be written or electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

2.5 “Board” means the Board of Directors of the Company.

2.6 “Cause” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, severance or similar agreement, including any Award Agreement, between the Participant and the Company; provided, that in the absence of an offer letter, employment, severance or similar agreement containing such definition, Cause means, with respect to a Participant, the occurrence of any of the following: (a) an act of dishonesty made by the Participant in connection with the Participant’s responsibilities as a Service Provider; (b) the Participant’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, or a material violation of federal or state law by the Participant that the Administrator reasonably determines has had or will have a material detrimental effect on the Company’s reputation or business; (c) the Participant’s gross misconduct; (d) the Participant’s willful and material unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of the Participant’s relationship with the Company; (e) the Participant’s willful breach of any material obligations under any written agreement or covenant with the Company; or (f) the Participant’s continued substantial failure to perform the Participant’s duties as a Service Provider (other than as a result of the Participant’s physical or mental incapacity) after the

Participant has received a written demand for performance that specifically sets forth the factual basis for the determination that the Participant has not substantially performed the Participant’s duties and has failed to cure such non-performance to the Administrator’s reasonable satisfaction within 30 business days after receiving such notice. For purposes of this Section 2.6, no act or failure to act shall be considered willful unless it is done in bad faith and without reasonable intent that the act or failure to act was in the best interest of the Company or required by law. Any act, or failure to act, based upon authority or instructions given to the Participant pursuant to a direct instruction from the Company’s chief executive officer or based on the advice of counsel for the Company will be conclusively presumed to be done or omitted to be done by the Participant in good faith and in the best interest of the Company.

2.7 “Change in Control” means any of the following:

(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the Company’s securities possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries, (iii) any acquisition which complies with Sections 2.7(c)(i), 2.7(c)(ii) and 2.7(c)(iii); or (iv) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant);

(b) The Incumbent Directors cease for any reason to constitute a majority of the Board;

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction;

(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.7.(c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(iii) after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

(d) The completion of a liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) of this Section 2.7 with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.8 “Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

2.9 “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent permitted by Applicable Law. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

2.10 “Common Stock” means the common stock of the Company.

2.11 “Company” means Hippo Enterprises Inc., a Delaware corporation, or any successor.

2.12 “Consultant” means any person, including any adviser, engaged by the Company or a Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company or a Subsidiary; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.

2.13 “Designated Beneficiary” means, if permitted by the Company, the beneficiary or beneficiaries the Participant designates, in a manner the Company determines, to receive amounts due or exercise the Participant’s rights if the Participant dies. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate or legal heirs.

2.14 “Director” means a Board member.

2.15 “Disability” means a permanent and total disability under Section 22(e)(3) of the Code.

2.16 “Dividend Equivalents” means a right granted to a Participant to receive the equivalent value (in cash or Shares) of dividends paid on a specified number of Shares. Such Dividend Equivalent shall be converted to cash or additional Shares, or a combination of cash and Shares, by such formula and at such time and subject to such limitations as may be determined by the Administrator.

2.17 “DRO” means a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

2.18 “Effective Date” has the meaning set forth in Section 11.3.

2.19 “Employee” means any employee of the Company or any of its Subsidiaries.

2.20 “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split (including a reverse stock split), spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

2.21 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.22 “Fair Market Value” means, as of any date, the value of a Share determined as follows: (i) if the Common Stock is listed on any established stock exchange, the value of a Share will be the closing sales price for a Share as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not listed on an established stock exchange but is quoted on a national market or other quotation system, the value of a Share will be the closing sales price for a Share on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) if the Common Stock is not listed on any established stock exchange or quoted on a national market or other quotation system, the value established by the Administrator in its sole discretion.

2.23 “Good Reason” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, severance or similar agreement, including any Award Agreement, between the Participant and the Company; provided, that in the absence of an offer letter, employment, severance or similar agreement containing such definition, Good Reason means the occurrence of one or more of the following without the Participant’s consent: (i) a material reduction in the Participant’s base compensation, unless such diminution applies to all similarly situated employees, or (ii) a relocation of the principal place at which the Participant must perform services by more than 50 miles. In order to establish Good Reason, the Participant must provide the Administrator with notice of the event giving rise to Good Reason within 30 days of the occurrence of such event, the event shall remain uncured 30 days thereafter and the Participant must actually terminate services within 30 days following the end of such cure period.

2.24 “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any parent corporation or subsidiary corporation of the Company, as determined in accordance with in Section 424(e) and (f) of the Code, respectively.

2.25 “Incentive Stock Option” means an Option that meets the requirements to qualify as an “incentive stock option” as defined in Section 422 of the Code.

2.26 “Incumbent Directors” means, for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clause (a) or (c) of the Change in Control definition) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

2.27 “Non-Employee Director” means a Director who is not an Employee.

2.28 “Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

2.29 “Option” means a right granted under Article VI to purchase a specified number of Shares at a specified price per Share during a specified time period. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option.

2.30 “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.

2.31 “Overall Share Limit” means the sum of (i) [                ]1 Shares; (ii) any Shares that are subject to Prior Plan Awards that become available for issuance under the Plan pursuant to Article V; and (iii) an annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the lesser of (A) five percent of the Shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of Shares as determined by the Board or the Committee.

2.32 “Participant” means a Service Provider who has been granted an Award.

2.33 “Performance Bonus Award” has the meaning set forth in Section 8.3.

2.34 “Performance Stock Unit” means a right granted to a Participant pursuant to Section 8.1 and subject to Section 8.2, to receive cash or Shares, the payment of which is contingent upon achieving certain performance goals or other performance-based targets established by the Administrator.

2.35 “Permitted Transferee” means, with respect to a Participant, any “family member” of the Participant, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.36 “Plan” means this 2021 Incentive Award Plan.

2.37 “Prior Plan” means the Hippo Enterprises Inc. 2019 Stock Option and Grant Plan, as amended (which amended and restated in its entirety the Hippo Enterprises Inc. 2016 Stock Option and Grant Plan, as amended).

2.38 “Prior Plan Award” means an award outstanding under the Prior Plan as of immediately prior to the Effective Date.

2.39 “Public Trading Date” means the first date upon which Common Stock is listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system.

2.40 “Restricted Stock” means Shares awarded to a Participant under Article VII, subject to certain vesting conditions and other restrictions.

2.41 “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

[1]	NTD: Amount to equal 12% of the fully diluted shares of Common Stock to be outstanding immediately after the closing.

2.42 “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

2.43 “Section 409A” means Section 409A of the Code and the regulations promulgated thereunder by the United States Treasury Department, as amended or as may be amended from time to time.

2.44 “Securities Act” means the Securities Act of 1933, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.45 “Service Provider” means an Employee, Consultant or Director.

2.46 “Shares” means shares of Common Stock.

2.47 “Stock Appreciation Right” or “SAR” means a right granted under Article VI to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the right is exercised over the exercise price set forth in the applicable Award Agreement.

2.48 “Subsidiary” means any entity (other than the Company), whether U.S. or non-U.S., in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.49 “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company or other entity acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.50 “Tax-Related Items” means any U.S. and non-U.S. federal, state and/or local taxes (including, without limitation, income tax, social insurance contributions, fringe benefit tax, employment tax, stamp tax and any employer tax liability which has been transferred to a Participant) for which a Participant is liable in connection with Awards and/or Shares.

2.51 “Termination of Service” means:

(a) As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without Cause, including, without limitation, by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b) As to a Non-Employee Director, the time when a Participant who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(c) As to an Employee, the time when the employee-employer relationship between a Participant and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Company, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause and all questions of whether particular leaves of absence constitute a Termination of Service. For purposes of the Plan, a Participant’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off), even though the Participant may subsequently continue to perform services for that entity.

ARTICLE III.

ELIGIBILITY

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein. No Service Provider shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Service Providers, Participants or any other persons uniformly.

ARTICLE IV.

ADMINISTRATION AND DELEGATION

4.1 Administration.

(a) The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions, reconcile inconsistencies in the Plan or any Award and make all other determinations that it deems necessary or appropriate to administer the Plan and any Awards. The Administrator (and each member thereof) is entitled to, in good faith, rely or act upon any report or other information furnished to it, him or her by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. The Administrator’s determinations under the Plan are in its sole discretion and will be final, binding and conclusive on all persons having or claiming any interest in the Plan or any Award.

(b) Without limiting the foregoing, the Administrator has the exclusive power, authority and sole discretion to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant; (iii) determine the number of Awards to be granted and the number of Shares to which an Award will relate; (iv) subject to the limitations in the Plan, determine the terms and conditions of any Award and related Award Agreement, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations, waivers or amendments thereof; (v) determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, or other property, or an Award may be canceled, forfeited, or surrendered; and (vi) make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

4.2 Delegation of Authority. To the extent permitted by Applicable Law, the Board or any Committee may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries; provided, however, that in no event shall an officer of the Company or any of its Subsidiaries be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company or any of its Subsidiaries or Directors to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable organizational documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 4.2 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority. Further, regardless of any delegation, the Board or a Committee may, in its discretion, exercise any and all rights and duties as the Administrator under the Plan delegated thereby, except with respect to Awards that are required to be determined in the sole discretion of the Committee under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

ARTICLE V.

STOCK AVAILABLE FOR AWARDS

5.1 Number of Shares. Subject to adjustment under Article IX and the terms of this Article V, Awards may be made under the Plan covering up to the Overall Share Limit. As of the Effective Date, the Company will cease granting awards under the Prior Plan; however, Prior Plan Awards will remain subject to the terms of the Prior Plan. Shares issued or delivered under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

5.2 Share Recycling.

(a) If all or any part of an Award or Prior Plan Award expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged or settled for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Awards under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards or Prior Plan Awards shall not count against the Overall Share Limit.

(b) In addition, the following Shares shall be available for future grants of Awards: (i) Shares tendered by a Participant or withheld by the Company in payment of the exercise price of an Option or any stock option granted under the Prior Plan; (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or any Prior Plan Award; and (iii) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof. Notwithstanding the provisions of this Section 5.2(b), no Shares may again be optioned, granted or awarded pursuant to an Incentive Stock Option if such action would cause such Option to fail to qualify as an incentive stock option under Section 422 of the Code.

5.3 Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [                ]2 Shares (as adjusted to reflect any Equity Restructuring) may be issued pursuant to the exercise of Incentive Stock Options.

5.4 Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any Subsidiary or the Company’s or any Subsidiary’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms and

[2]

NTD: To equal 77.5% of the shares of all classes of Common Stock outstanding as of immediately following closing, which equals 125% of the sum of the 12% initial reserve plus 5% evergreen for 10 years.

conditions as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards may again become available for Awards under the Plan as provided under Section 5.2 above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Consultants, or Directors prior to such acquisition or combination.

5.5 Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding non-employee director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $1,000,000 for such Service Provider’s first year of service as a Non-Employee Director and $750,000 for each year thereafter.

ARTICLE VI.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

6.1 General. The Administrator may grant Options or Stock Appreciation Rights to one or more Service Providers, subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value on the date of exercise or a combination of the two as the Administrator may determine or provide in the Award Agreement.

6.2 Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Subject to Section 6.6, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.

6.3 Duration of Options. Subject to Section 6.6, each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that the term of an Option or Stock

Appreciation Right will not exceed ten years; provided, further, that, unless otherwise determined by the Administrator or specified in the Award Agreement, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Participant’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Participant’s Termination of Service shall automatically expire on the date of such Termination of Service. In addition, in no event shall an Option or Stock Appreciation Right granted to an Employee who is a non-exempt employee for purposes of overtime pay under the U.S. Fair Labor Standards Act of 1938 be exercisable earlier than six months after its date of grant. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, commits an act of Cause (as determined by the Administrator), or violates any non-competition, non-solicitation or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right to exercise the Option or Stock Appreciation Right, as applicable, may be terminated by the Company and the Company may suspend the Participant’s right to exercise the Option or Stock Appreciation Right when it reasonably believes that the Participant may have participated in any such act or violation.

6.4 Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company (or such other person or entity designated by the Administrator) a notice of exercise, in a form and manner the Company approves (which may be written, electronic or telephonic and may contain representations and warranties deemed advisable by the Administrator), signed or authenticated by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, (a) payment in full of the exercise price for the number of Shares for which the Option is exercised in a manner specified in Section 6.5 and (b) satisfaction in full of any withholding obligation for Tax-Related Items in a manner specified in Section 10.5. The Administrator may, in its discretion, limit exercise with respect to fractional Shares and require that any partial exercise of an Option or Stock Appreciation Right be with respect to a minimum number of Shares.

6.5 Payment Upon Exercise. The Administrator shall determine the methods by which payment of the exercise price of an Option shall be made, including, without limitation:

(a) Cash, check or wire transfer of immediately available funds; provided that the Company may limit the use of one of the foregoing methods if one or more of the methods below is permitted;

(b) If there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of a notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise of the Option and that the broker has been directed to deliver promptly to the Company funds sufficient to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the exercise price by cash, wire transfer of immediately available funds or check; provided that such amount is paid to the Company at such time as may be required by the Company;

(c) To the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value on the date of delivery;

(d) To the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e) To the extent permitted by the Administrator, delivery of a promissory note or any other lawful consideration; or

(f) To the extent permitted by the Administrator, any combination of the above payment forms.

6.6 Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in

Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options (and Award Agreements related thereto) will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (a) two years from the grant date of the Option or (b) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Nonqualified Stock Option.

ARTICLE VII.

RESTRICTED STOCK; RESTRICTED STOCK UNITS

7.1 General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to forfeiture or the Company’s right to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement, to Service Providers. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock and Restricted Stock Units; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock and Restricted Stock Units to the extent required by Applicable Law. The Award Agreement for each Award of Restricted Stock and Restricted Stock Units shall set forth the terms and conditions not inconsistent with the Plan as the Administrator shall determine.

7.2 Restricted Stock.

(a) Stockholder Rights. Unless otherwise determined by the Administrator, each Participant holding shares of Restricted Stock will be entitled to all the rights of a stockholder with respect to such Shares, subject to the restrictions in the Plan and the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which such Participant becomes the record holder of such Shares; provided, however, that with respect to a share of Restricted Stock subject to restrictions or vesting conditions, except in connection with a spin-off or other similar event as otherwise permitted under Section 9.2, dividends which are paid to Company stockholders prior to the removal of restrictions and satisfaction of vesting conditions shall only be paid to the Participant to the extent that the restrictions are subsequently removed and the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

(b) Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of shares of Restricted Stock, together with a stock power endorsed in blank.

(c) Section 83(b) Election. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which such Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.

7.3 Restricted Stock Units. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, subject to compliance with Applicable Law. A Participant holding Restricted Stock Units will have only the rights of a general unsecured creditor of the Company until delivery of Shares, cash or other securities or property is made as specified in the applicable Award Agreement.

ARTICLE VIII.

OTHER TYPES OF AWARDS

8.1 General. The Administrator may grant Performance Stock Unit awards, Performance Bonus Awards, Dividend Equivalents or Other Stock or Cash Based Awards, to one or more Service Providers, in such amounts and subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine.

8.2 Performance Stock Unit Awards. Each Performance Stock Unit award shall be denominated in a number of Shares or in unit equivalents of Shares or units of value (including a dollar value of Shares) and may be linked to any one or more of performance or other specific criteria, including service to the Company or Subsidiaries, determined to be appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator may consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3 Performance Bonus Awards. Each right to receive a bonus granted under this Section 8.3 shall be denominated in the form of cash (but may be payable in cash, stock or a combination thereof) (a “Performance Bonus Award”) and shall be payable upon the attainment of performance goals that are established by the Administrator and relate to one or more of performance or other specific criteria, including service to the Company or Subsidiaries, in each case on a specified date or dates or over any period or periods determined by the Administrator.

8.4 Dividend Equivalents. If the Administrator provides, an Award (other than an Option or Stock Appreciation Right) may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award subject to vesting shall either (i) to the extent permitted by Applicable Law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related Award. All such Dividend Equivalents shall be paid at such time as the Administrator shall specify in the applicable Award Agreement.

8.5 Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive cash or Shares to be delivered in the future and annual or other periodic or long-term cash bonus awards (whether based on specified performance criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled, subject to compliance with Section 409A. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. Except in connection with a spin-off or other similar event as otherwise permitted under Article IX, dividends that are paid prior to vesting of any Other Stock or Cash Based Award shall only be paid to the applicable Participant to the extent that the vesting conditions are subsequently satisfied and the Other Stock or Cash Based Award vests.

ARTICLE IX.

ADJUSTMENTS FOR CHANGES IN COMMON STOCK

AND CERTAIN OTHER EVENTS

9.1 Equity Restructuring(a) . In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article IX, the Administrator will equitably adjust the terms of the Plan and each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include (i) adjusting the number and type of securities subject to each outstanding Award or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares that may be issued); (ii) adjusting the terms and conditions of (including the grant or exercise price), and the performance goals or other criteria included in, outstanding Awards; and (iii) granting new Awards or making cash payments to Participants. The adjustments provided under this Section 9.1 will be nondiscretionary and final and binding on all interested parties, including the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

9.2 Corporate Transactions. In the event of any extraordinary dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, split-up, spin off, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Law or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change) and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Law or accounting principles:

(a) To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

(b) To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares (or other property) covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c) To provide that such Award be assumed by the successor or survivor corporation or entity, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation or entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d) To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares which may be issued) or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;

(e) To replace such Award with other rights or property selected by the Administrator; or

(f) To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event; provided that, in each case, no such adjustment may be made if or to the extent that it would cause an outstanding Award to cease to be exempt from, or to fail to comply with, Section 409A.

9.3 Change in Control.

(a) Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless the Administrator elects to (i) terminate an Award in exchange for cash, rights or property, or (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, pursuant to Section 9.2, (A) such Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation and (B) the portion of such Award subject to performance-based vesting shall be subject to the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion.

(b) In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award (other than any portion subject to performance-based vesting), the Administrator shall cause such Award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such Award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights or other property. The Administrator shall notify the Participant of any Award that becomes exercisable pursuant to the preceding sentence that such Award shall be fully exercisable for a period of 15 days from the date of such notice, contingent upon the occurrence of the Change in Control, or that such Award shall be settled for an amount of cash or securities equal to the in-the-money spread value (if any) of such Award, and such Award shall terminate upon the consummation of the Change in Control in accordance with the preceding sentence.

(c) For the purposes of this Section 9.3, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.

(d) Notwithstanding anything to the contrary herein, if a Participant experiences a Termination of Service during the period beginning three months prior to and ending 12 months following the closing of a Change in Control that is effected by the Company without Cause or by the Participant for Good Reason, then, the Award(s) held by such Participant shall become fully vested and, if applicable, exercisable and all forfeiture restrictions on such Award(s) shall lapse as of immediately prior to the consummation of such Change in Control or, if later, the date of such Termination of Service.

9.4 Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock (including any Equity Restructuring or any securities offering or other similar transaction) or for reasons of administrative convenience or to facilitate compliance with any Applicable Law, the Administrator may refuse to permit the exercise or settlement of one or more Awards for such period of time as the Company may determine to be reasonably appropriate under the circumstances.

9.5 General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 9.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation, spinoff, dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares.

ARTICLE X.

PROVISIONS APPLICABLE TO AWARDS

10.1 Transferability.

(a) No Award may be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed. During the life of a Participant, Awards will be exercisable only by the Participant, unless it has been disposed of pursuant to a DRO. After the death of a Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by the Participant’s personal representative or by any person empowered to do so under the deceased Participant’s will or under the then-Applicable Law of descent and distribution. References to a Participant, to the extent relevant in the context, will include references to a transferee approved by the Administrator.

(b) Notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Participant, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Participant or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a domestic relations order; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award to any Person other than another Permitted Transferee of the applicable Participant); (iii) the Participant (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer; and (iv) any transfer of an Award to a Permitted Transferee shall be without consideration, except as required by Applicable Law. In addition, and further notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Participant is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c) Notwithstanding Section 10.1(a), if permitted by the Administrator, a Participant may, in the manner determined by the Administrator, designate a Designated Beneficiary. A Designated Beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant and any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Participant’s spouse or domestic partner, as applicable, as the Participant’s Designated Beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written or electronic consent of the Participant’s spouse or domestic partner. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Participant’s death.

10.2 Documentation. Each Award will be evidenced in an Award Agreement in such form as the Administrator determines in its discretion. Each Award may contain such terms and conditions as are determined by the Administrator in its sole discretion, to the extent not inconsistent with those set forth in the Plan.

10.3 Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

10.4 Changes in Participant’s Status. The Administrator will determine how the disability, death, retirement, authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable. Except to the extent otherwise required by Applicable Law or expressly authorized by the Company or by the Company’s written policy on leaves of absence, no service credit shall be given for vesting purposes for any period the Participant is on a leave of absence.

10.5 Withholding. Each Participant must pay the Company or a Subsidiary, as applicable, or make provision satisfactory to the Administrator for payment of, any Tax-Related Items required by Applicable Law to be withheld in connection with such Participant’s Awards and/or Shares by the date of the event creating the liability for Tax-Related Items. At the Company’s discretion and subject to any Company insider trading policy (including black-out periods), any withholding obligation for Tax-Related Items may be satisfied by (i) deducting an amount sufficient to satisfy such withholding obligation from any payment of any kind otherwise due to a Participant; (ii) accepting a payment from the Participant in cash, by wire transfer of immediately available funds, or by check made payable to the order of the Company or a Subsidiary, as applicable; (iii) accepting the delivery of Shares, including Shares delivered by attestation; (iv) retaining Shares from the Award creating the withholding obligation for Tax-Related Items, valued on the date of delivery, (v) if there is a public market for Shares at the time the withholding obligation for Tax-Related Items is satisfied, selling Shares issued pursuant to the Award creating the withholding obligation for Tax-Related Items, either voluntarily by the Participant or mandatorily by the Company; (vi) accepting delivery of a promissory note or any other lawful consideration; or (vii) any combination of the foregoing payment forms. The amount withheld pursuant to any of the foregoing payment forms shall be determined by the Company and may be up to, but no greater than, the aggregate amount of such obligations based on the maximum statutory withholding rates in the applicable Participant’s jurisdiction for all Tax-Related Items that are applicable to such taxable income. If any tax withholding obligation will be satisfied under clause (v) of the preceding paragraph, each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to any brokerage firm selected by the Company to effect the sale to complete the transactions described in clause (v).

10.6 Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Nonqualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article IX or pursuant to Section 11.6. In addition, the Administrator shall, without the approval of the stockholders of the Company, have the authority to (a) amend any outstanding Option or Stock Appreciation Right to reduce its exercise price per Shares or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award. The Company will not grant any stock options or stock appreciation rights with automatic reload features.

10.7 Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including, without limitation, any applicable securities laws and stock exchange or stock market rules and regulations, (iii) any approvals from governmental agencies that the Company determines are necessary or advisable have been obtained, and (iv) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy Applicable Law. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained, and shall constitute circumstances in which the Administrator may determine to amend or cancel Awards pertaining to such Shares, with or without consideration to the Participant.

10.8 Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

ARTICLE XI.

MISCELLANEOUS

11.1 No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continue employment or any other relationship with the Company or a Subsidiary. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or other written agreement between the Participant and the Company or any Subsidiary.

11.2 No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Law requires, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

11.3 Effective Date. The Plan was approved by the Board on [___], 2021. The Plan will become effective (the “Effective Date”) on the date immediately prior to the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger entered into on or about March 3, 2021, by and among the

Company, Reinvent Technology Partners Z and certain other parties (the “Merger Agreement”), provided that it is approved by the Company’s stockholders prior to such date and occurring within 12 months following the date the Board approved the Plan. If the Plan is not approved by the Company’s stockholders within the foregoing time frame, or if the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, the Plan will not become effective. No Incentive Stock Option may be granted pursuant to the Plan after the tenth anniversary of the earlier of (i) the date the Plan was approved by the Board and (ii) the date the Plan was approved by the Company’s stockholders.

11.4 Amendment of Plan. The Board may amend, suspend or terminate the Plan at any time and from time to time; provided that (a) no amendment requiring stockholder approval to comply with Applicable Law shall be effective unless approved by the Board, and (b) no amendment, other than an increase to the Overall Share Limit or pursuant to Article IX or Section 11.6, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Law.

11.5 Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are nationals of a country other than the United States or employed or residing outside the United States, establish subplans or procedures under the Plan or take any other necessary or appropriate action to address Applicable Law, including (a) differences in laws, rules, regulations or customs of such jurisdictions with respect to tax, securities, currency, employee benefit or other matters, (b) listing and other requirements of any non-U.S. securities exchange, and (c) any necessary local governmental or regulatory exemptions or approvals.

11.6 Section 409A.

(a) General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 11.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

(b) Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a Participant’s Termination of Service will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the Participant’s Termination of Service. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”

(c) Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her

“separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

(d) Separate Payments. If an Award includes a “series of installment payments” within the meaning of Section 1.409A-2(b)(2)(iii) of Section 409A, the Participant’s right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment and, if an Award includes “dividend equivalents” within the meaning of Section 1.409A-3(e) of Section 409A, the Participant’s right to receive the dividend equivalents will be treated separately from the right to other amounts under the Award.

(e) Change in Control. Any payment due upon a Change in Control of the Company will be paid only if such Change in Control constitutes a “change in ownership” or “change in effective control” within the meaning of Section 409A, and in the event that such Change in Control does not constitute a “change in the ownership” or “change in the effective control” within the meaning of Section 409A, such Award will vest upon the Change in Control and any payment will be delayed until the first compliant date under Section 409A.

11.7 Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer or other employee of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer or other employee of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer or other employee of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith; provided that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.

11.8 Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 11.8 by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such

Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 11.8 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s sole discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 11.8. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

11.9 Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

11.10 Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary), the Plan will govern, unless such Award Agreement or other written agreement was approved by the Administrator and expressly provides that a specific provision of the Plan will not apply.

11.11 Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof or of any other jurisdiction.

11.12 Clawback Provisions. All Awards (including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with Applicable Law or any policy of the Company providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.

11.13 Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

11.14 Conformity to Applicable Law. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Law. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in a manner intended to conform with Applicable Law. To the extent Applicable Law permits, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Law.

11.15 Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary, except as expressly provided in writing in such other plan or an agreement thereunder.

11.16 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

11.17 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

11.18 Prohibition on Executive Officer Loans. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

11.19 Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 10.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all Participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

* * * * *

Annex E

HIPPO ENTERPRISES INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE 1

PURPOSE

The Plan’s purpose is to assist employees of the Company and its Designated Subsidiaries in acquiring a stock ownership interest in the Company, and to help such employees provide for their future security and to encourage them to remain in the employment of the Company and its Subsidiaries.

The Plan consists of two components: the Section 423 Component and the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes the grant of Options under the Non-Section 423 Component, which need not qualify as Options granted pursuant to an “employee stock purchase plan” under Section 423 of the Code; such Options granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and the Designated Subsidiaries in locations outside of the United States. Except as otherwise provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan, the terms of which need not be identical, in which Eligible Employees will participate, even if the dates of the applicable Offering Period(s) in each such Offering is identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component as determined under Section 423 of the Code. Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.

ARTICLE 2

DEFINITIONS

As used in the Plan, the following words and phrases have the meanings specified below, unless the context clearly indicates otherwise:

2.1 “Administrator” means the Committee, or such individuals to which authority to administer the Plan has been delegated under Section 7.1 hereof.

2.2 “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.3 “Board” means the Board of Directors of the Company.

2.4 “Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

2.5 “Committee” means the Compensation Committee of the Board.

2.6 “Common Stock” means the common stock of the Company.

2.7 “Company” means Hippo Enterprises Inc., a Delaware corporation, or any successor.

2.8 “Compensation” of an Employee means the regular earnings or base salary paid to the Employee from the Company on each Payday as compensation for services to the Company or any Designated Subsidiary, before deduction for any salary deferral contributions made by the Employee to any tax-qualified or nonqualified deferred compensation plan, including overtime, shift differentials, vacation pay, salaried production schedule premiums, holiday pay, jury duty pay, funeral leave pay, paid time off, military pay, prior week adjustments and weekly bonus, but excluding bonuses and commissions, education or tuition reimbursements, imputed income arising under any group insurance or benefit program, travel expenses, business and moving reimbursements, including tax gross ups and taxable mileage allowance, income received in connection with any stock options, restricted stock, restricted stock units or other compensatory equity awards and all contributions made by the Company or any Designated Subsidiary for the Employee’s benefit under any employee benefit plan now or hereafter established. Compensation shall be calculated before deduction of any income or employment tax withholdings, but such amounts shall be withheld from the Employee’s net income.

2.9 “Designated Subsidiary” means each Subsidiary, including any Subsidiary in existence on the Effective Date and any Subsidiary formed or acquired following the Effective Date, that has been designated by the Board or Committee from time to time in its sole discretion as eligible to participate in the Plan, in accordance with Section 7.2 hereof, such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component.

2.10 “Effective Date” means the date immediately prior to the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger entered into on or about March 3, 2021, by and among the Company, Reinvent Technology Partners Z and certain other parties (the “Merger Agreement”), provided that the Board has approved the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.

2.11 “Eligible Employee” means an Employee:

(a) who is customarily scheduled to work at least 20 hours per week;

(b) whose customary employment is more than five months in a calendar year; and

(c) who, after the granting of the Option, would not be deemed for purposes of Section 423(b)(3) of the Code to possess 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary.

For purposes of clause (c), the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock which an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

Notwithstanding the foregoing, the Administrator may exclude from participation in the Section 423 Component as an Eligible Employee:

(x) any Employee that is a “highly compensated employee” of the Company or any Designated Subsidiary (within the meaning of Section 414(q) of the Code), or that is such a “highly compensated employee” (A) with compensation above a specified level, (B) who is an officer or (C) who is subject to the disclosure requirements of Section 16(a) of the Exchange Act; or

(y) any Employee who is a citizen or resident of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (A) the grant of the Option is prohibited under the laws of the jurisdiction governing such Employee, or (B) compliance with the laws of the foreign jurisdiction would cause the Section 423 Component, any Offering thereunder or an Option granted thereunder to violate the requirements of Section 423 of the Code;

provided that any exclusion in clauses (x) or (y) shall be applied in an identical manner under each Offering to all Employees of the Company and all Designated Subsidiaries, in accordance with Treas. Reg. § 1.423-2(e). Notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence in this definition shall apply in determining who is an “Eligible Employee,” except (a) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (b) to the extent the restrictions in the first sentence in this definition are not consistent with applicable local laws, the applicable local laws shall control.

2.12 “Employee” means any person who renders services to the Company or a Designated Subsidiary in the status of an employee within the meaning of Section 3401(c) of the Code. “Employee” shall not include any director of the Company or a Designated Subsidiary who does not render services to the Company or a Designated Subsidiary in the status of an employee within the meaning of Section 3401(c) of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or a Designated Subsidiary and meeting the requirements of Treas. Reg. § 1.421-1(h)(2). Where the period of leave exceeds three months, or such other period specified in Treas. Reg. § 1.421-1(h)(2), and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treas. Reg. § 1.421-1(h)(2).

2.13 “Enrollment Date” means the first date of each Offering Period.

2.14 “Exercise Date” means the last day of each Purchase Period, except as provided in Section 5.2 hereof.

2.15 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.16 “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(a) If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange or Nasdaq Stock Market), (ii) listed on any national market system or (iii) listed, quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a share of Common Stock as quoted on such exchange or system for such date or, if there is no closing sales price for a share of Common Stock on the date in question, the closing sales price for a share of Common Stock on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b) If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a share of Common Stock on such date, the high bid and low asked prices for a share of Common Stock on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c) If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

2.17 “Grant Date” means the first day of an Offering Period.

2.18 “New Exercise Date” has the meaning set forth in Section 5.2(b) hereof.

2.19 “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which Options may be granted to non-U.S. Eligible Employees that need not satisfy the requirements for Options granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.20 “Offering” means an offer under the Plan of an Option that may be exercised during an Offering Period as further described in Section 4 hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Purchase Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

2.21 “Offering Period” means each consecutive period commencing on such dates as determined by the Board or Committee, in its discretion, and with respect to which Options shall be granted to Participants. The duration and timing of Offering Periods may be established or changed by the Board or Committee at any time, in its sole discretion. Notwithstanding the foregoing, in no event may an Offering Period exceed 27 months.

2.22 “Option” means the right to purchase shares of Common Stock pursuant to the Plan during each Offering Period.

2.23 “Option Price” means the purchase price of a share of Common Stock hereunder as provided in Section 4.2 hereof.

2.24 “Parent” means any entity that is a parent corporation of the Company within the meaning of Section 424 of the Code.

2.25 “Participant” means any Eligible Employee who elects to participate in the Plan.

2.26 “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.27 “Plan” means this 2021 Employee Stock Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.

2.28 “Plan Account” means a bookkeeping account established and maintained by the Company in the name of each Participant.

2.29 “Purchase Period” means each consecutive period commencing on such dates as determined by the Board or Committee, in its discretion, within each Offering Period. The duration and timing of Purchase Periods may be established or changed by the Board or Committee at any time, in its sole discretion. Notwithstanding the foregoing, in no event may a Purchase Period exceed the duration of the Offering Period under which it is established.

2.30 “Section 409A” means Section 409A of the Code and the regulations promulgated thereunder by the United States Treasury Department, as amended or as may be amended from time to time.

2.31 “Section 423 Component” means those Offerings under the Plan that are intended to meet the requirements under Section 423(b) of the Code.

2.32 “Subsidiary” means any entity that is a subsidiary corporation of the Company within the meaning of Section 424 of the Code. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship.

2.33 “Treas. Reg.” means U.S. Department of the Treasury regulations.

2.34 “Withdrawal Election” has the meaning set forth in Section 6.1(a) hereof.

ARTICLE 3

PARTICIPATION

3.1 Eligibility.

(a) Any Eligible Employee who is employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of Articles 4 and 5 hereof, and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.

(b) No Eligible Employee shall be granted an Option under the Section 423 Component which permits the Participant’s rights to purchase shares of Common Stock under the Plan, and to purchase stock under all other employee stock purchase plans of the Company, any Parent or any Subsidiary subject to Section 423 of the Code, to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined at the time such Option is granted) for each calendar year in which such Option is outstanding at any time. The limitation under this Section 3.1(b) shall be applied in accordance with Section 423(b)(8) of the Code.

3.2 Election to Participate; Payroll Deductions

(a) Except as provided in Sections 3.2(e) and 3.3 hereof, an Eligible Employee may become a Participant in the Plan only by means of payroll deduction. Each individual who is an Eligible Employee as of an Offering Period’s Enrollment Date may elect to participate in such Offering Period and the Plan by delivering to the Company a payroll deduction authorization no later than the period of time prior to the applicable Enrollment Date that is determined by the Administrator, in its sole discretion.

(b) Subject to Section 3.1(b) hereof and except as may otherwise be determined by the Administrator, payroll deductions (i) shall equal at least 1% of the Participant’s Compensation as of each Payday of the Offering Period following the Enrollment Date, but not more than 15% of the Participant’s Compensation as of each Payday of the Offering Period following the Enrollment Date; and (ii) may be expressed either as (A) a whole number percentage, or (B) a fixed dollar amount. Amounts deducted from a Participant’s Compensation with respect to an Offering Period pursuant to this Section 3.2 shall be deducted each Payday through payroll deduction and credited to the Participant’s Plan Account; provided that for the first Offering Period, payroll deductions shall not begin until such date determined by the Board or Committee, in its sole discretion.

(c) Following at least one payroll deduction, a Participant may decrease (to as low as zero) the amount deducted from such Participant’s Compensation only once during an Offering Period upon ten calendar days’ prior written notice to the Company. A Participant may not increase the amount deducted from such Participant’s Compensation during an Offering Period.

(d) Upon the completion of an Offering Period, each Participant in such Offering Period shall automatically participate in the immediately following Offering Period at the same payroll deduction percentage or fixed amount as in effect at the termination of such Offering Period, unless such Participant delivers to the Company a different election with respect to the successive Offering Period in accordance with Section 3.2(a) hereof, or unless such Participant becomes ineligible for participation in the Plan.

(e) Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator must determine that any alternative method of contribution is applied on an equal and uniform basis to all Eligible Employees in the Offering.

3.3 Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treas. Reg. § 1.421-1(h)(2), a Participant may continue participation in the Plan by making cash payments to the Company on the Participant’s normal payday equal to the Participant’s authorized payroll deduction.

ARTICLE 4

PURCHASE OF SHARES

4.1 Grant of Option. The Company may make one or more Offerings under the Plan, which may be successive or overlapping with one another, until the earlier of: (i) the date on which the shares of Common Stock available under the Plan have been sold or (ii) the date on which the Plan is suspended or terminates. The Administrator shall designate the terms and conditions of each Offering in writing, including without limitation, the Offering Period and the Purchase Periods. Each Participant shall be granted an Option with respect to an Offering Period on the applicable Grant Date. Subject to the limitations of Section 3.1(b) hereof, the number of shares of Common Stock subject to a Participant’s Option shall be determined by dividing (a) such Participant’s payroll deductions accumulated prior to an Exercise Date and retained in the Participant’s Plan Account on such Exercise Date by (b) the applicable Option Price; provided that in no event shall a Participant be permitted to purchase during each Offering Period more than 100,000 shares of Common Stock (subject to any adjustment pursuant to Section 5.2 hereof). The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that a Participant may purchase during such future Offering Periods. Each Option shall expire on the last Exercise Date for the applicable Offering Period immediately after the automatic exercise of the Option in accordance with Section 4.3 hereof, unless such Option terminates earlier in accordance with Article 6 hereof.

4.2 Option Price. The “Option Price” per share of Common Stock to be paid by a Participant upon exercise of the Participant’s Option on an Exercise Date for an Offering Period shall equal 85% of the lesser of the Fair Market Value of a share of Common Stock on (a) the applicable Grant Date and (b) the applicable Exercise Date, or such other price designated by the Administrator; provided that in no event shall the Option Price per share of Common Stock be less than the par value per share of the Common Stock; provided further, that no Option Price shall be designated by the Administrator that would cause the Section 423 Component to fail to meet the requirements under Section 423(b) of the Code.

4.3 Purchase of Shares.

(a) On each Exercise Date for an Offering Period, each Participant shall automatically and without any action on such Participant’s part be deemed to have exercised the Participant’s Option to purchase at the applicable per share Option Price the largest number of whole shares of Common Stock which can be purchased with the amount in the Participant’s Plan Account. Any balance less than the per share Option Price that is remaining in the Participant’s Plan Account (after exercise of such Participant’s Option) as of the Exercise Date shall be carried forward to the next Purchase Period or Offering Period, unless the Participant has elected to withdraw from the Plan pursuant to Section 6.1 hereof or, pursuant to Section 6.2 hereof, such Participant has ceased to be an Eligible Employee. Any balance not carried forward to the next Purchase Period or Offering Period in accordance with the prior sentence shall be promptly refunded to the applicable Participant. In no event shall an amount greater than or equal to the per share Option Price as of an Exercise Date be carried forward to the next Purchase Period or Offering Period.

(b) As soon as practicable following each Exercise Date, the number of shares of Common Stock purchased by such Participant pursuant to Section 4.3(a) hereof shall be delivered (either in share certificate or book entry form), in the Company’s sole discretion, to either (i) the Participant or (ii) an account established in the Participant’s name at a stock brokerage or other financial services firm designated by the Company. If the Company is required to obtain from any commission or agency authority to issue any such shares of Common Stock, the Company shall seek to obtain such authority. Inability of the Company to obtain from any such commission or agency authority which counsel for the Company deems necessary for the lawful issuance of any such shares shall relieve the Company from liability to any Participant except to refund to the Participant such Participant’s Plan Account balance, without interest thereon.

4.4 Automatic Termination of Offering Period. If the Fair Market Value of a share of Common Stock on any Exercise Date (except the final scheduled Exercise Date of any Offering Period) is lower than the Fair Market Value of a share of Common Stock on the Grant Date for an Offering Period, then such Offering Period shall terminate on such Exercise Date after the automatic exercise of the Option in accordance with Section 4.3 hereof, and each Participant shall automatically be enrolled in the Offering Period that commences immediately following such Exercise Date and such Participant’s payroll deduction authorization shall remain in effect for such Offering Period.

4.5 Transferability of Rights. An Option granted under the Plan shall not be transferable, other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. No option or interest or right to the Option shall be available to pay off any debts, contracts or engagements of the Participant or the Participant’s successors in interest or shall be subject to disposition by pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempt at disposition of the Option shall have no effect.

ARTICLE 5

PROVISIONS RELATING TO COMMON STOCK

5.1 Common Stock Reserved. Subject to adjustment as provided in Section 5.2 hereof, the maximum number of shares of Common Stock that shall be made available for sale under the Plan shall be the sum of (a) [                ]1 shares and (b) an annual increase on the first day of each year beginning in 2022 and ending in 2031 equal to the lesser of (i) one percent of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares as may be determined by the Board; provided, however, no more than [                ]2 shares may be issued under the Plan. Shares made available for sale under the Plan may be authorized but unissued shares, treasury shares of Common Stock, or reacquired shares reserved for issuance under the Plan.

5.2 Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under Option, as well as the price per share and the number of shares of Common Stock covered by each Option under the Plan which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion

[1]	NTD: Amount to equal 2% of the fully diluted shares of Common Stock to be outstanding immediately after the closing.
[2]	NTD: Amount to equal 15% of the fully diluted shares of Common Stock to be outstanding immediately after the closing, calculated by multiplying 125% by the sum of 2% plus 1% over 10 years.

of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Periods then in progress shall be shortened by setting a new Exercise Date (the “New Exercise Date”), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date shall be before the date of the Company’s proposed dissolution or liquidation. The Administrator shall notify each Participant in writing prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option shall be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 6.1 hereof or the Participant has ceased to be an Eligible Employee as provided in Section 6.2 hereof.

(c) Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding Option shall be assumed or an equivalent Option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the Option, any Offering Periods then in progress shall be shortened by setting a New Exercise Date and any Offering Periods then in progress shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company’s proposed sale or merger. The Administrator shall notify each Participant in writing prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option shall be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 6.1 hereof or the Participant has ceased to be an Eligible Employee as provided in Section 6.2 hereof.

5.3 Insufficient Shares. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which Options are to be exercised may exceed the number of shares of Common Stock remaining available for sale under the Plan on such Exercise Date, the Administrator shall make a pro rata allocation of the shares of Common Stock available for issuance on such Exercise Date in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants exercising Options to purchase Common Stock on such Exercise Date, and unless additional shares are authorized for issuance under the Plan, no further Offering Periods shall take place and the Plan shall terminate pursuant to Section 7.5 hereof. If an Offering Period is so terminated, then the balance of the amount credited to the Participant’s Plan Account which has not been applied to the purchase of shares of Common Stock shall be paid to such Participant in one lump sum in cash within 30 days after such Exercise Date, without any interest thereon.

5.4 Rights as Stockholders. With respect to shares of Common Stock subject to an Option, a Participant shall not be deemed to be a stockholder of the Company and shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, shares of Common Stock have been deposited in the designated brokerage account following exercise of the Participant’s Option.

ARTICLE 6

TERMINATION OF PARTICIPATION

6.1 Cessation of Contributions; Voluntary Withdrawal.

(a) A Participant may cease payroll deductions during an Offering Period and elect to withdraw from the Plan by delivering written notice of such election to the Company in such form and at such time prior to the Exercise Date for such Offering Period as may be established by the Administrator (a “Withdrawal Election”). A Participant electing to withdraw from the Plan may elect to either (i) withdraw all of the funds then credited to the Participant’s Plan Account as of the date on which the Withdrawal Election is received by the Company, in which case amounts credited to such Plan Account shall be returned to the Participant in one lump-sum payment in cash within 30 days after such election is received by the Company, without any interest thereon, and the Participant shall cease to participate in the Plan and the Participant’s Option for such Offering Period shall terminate; or (ii) exercise the Option for the maximum number of whole shares of Common Stock on the applicable Exercise Date with any remaining Plan Account balance returned to the Participant in one lump-sum payment in cash within 30 days after such Exercise Date, without any interest thereon, and after such exercise cease to participate in the Plan. Upon receipt of a Withdrawal Election, the Participant’s payroll deduction authorization and the Participant’s Option shall terminate.

(b) A Participant’s withdrawal from the Plan shall not have any effect upon the Participant’s eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the Participant withdraws.

(c) A Participant who ceases contributions to the Plan during any Offering Period shall not be permitted to resume contributions to the Plan during that Offering Period.

6.2 Termination of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee, for any reason, such Participant’s Option for the applicable Offering Period shall automatically terminate, the Participant shall be deemed to have elected to withdraw from the Plan, and such Participant’s Plan Account shall be paid to such Participant or, in the case of the Participant’s death, to the person or persons entitled thereto pursuant to applicable law, within 30 days after such cessation of being an Eligible Employee, without any interest thereon. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component, or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between companies participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

ARTICLE 7

GENERAL PROVISIONS

7.1 Administration.

(a) The Plan shall be administered by the Committee, which shall be composed of members of the Board. The Committee may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

(b) It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with the provisions of the Plan. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To establish and terminate Offerings;

(ii) To determine when and how Options shall be granted and the provisions and terms of each Offering (which need not be identical);

(iii) To select Designated Subsidiaries in accordance with Section 7.2 hereof;

(iv) To impose a mandatory holding period pursuant to which Participants may not dispose of or transfer shares of Common Stock purchased under the Plan for a period of time determined by the Administrator in its discretion; and

(v) To construe and interpret the Plan, the terms of any Offering and the terms of the Options and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, any Offering or any Option, in a manner and to the extent it shall deem necessary or expedient to administer the Plan, subject to Section 423 of the Code for the Section 423 Component.

(c) The Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding handling of participation elections, payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan.

(d) The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 5.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

(e) All expenses and liabilities incurred by the Administrator in connection with the administration of the Plan shall be borne by the Company. The Administrator may, with the approval of the Committee, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Administrator, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon all Participants, the Company and all other interested persons. No member of the Board or Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the options, and all members of the Board or Administrator shall be fully protected by the Company in respect to any such action, determination, or interpretation.

7.2 Designation of Subsidiary Corporations. The Board or Administrator shall designate from time to time the Subsidiaries that shall constitute Designated Subsidiaries, and determine whether such Designated Subsidiaries shall participate in the Section 423 Component or Non-Section 423 Component. The Board or Administrator may designate a Subsidiary, or terminate the designation of a Subsidiary, without the approval of the stockholders of the Company.

7.3 Reports. Individual accounts shall be maintained for each Participant in the Plan. Statements of Plan Accounts shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Option Price, the number of shares purchased and the remaining cash balance, if any.

7.4 No Right to Employment. Nothing in the Plan shall be construed to give any person (including any Participant) the right to remain in the employ of the Company, a Parent or a Subsidiary or to affect the right of the Company, any Parent or any Subsidiary to terminate the employment of any person (including any Participant) at any time, with or without cause, which right is expressly reserved.

7.5 Amendment and Termination of the Plan.

(a) The Board may, in its sole discretion, amend, suspend or terminate the Plan at any time and from time to time. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision), with respect to the Section 423 Component, or any other applicable law, regulation or stock exchange rule, the Company shall obtain stockholder approval of any such amendment to the Plan in such a manner and to such a degree as required by Section 423 of the Code or such other law, regulation or rule.

(b) If the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may in its discretion modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) altering the Option Price for any Offering Period including an Offering Period underway at the time of the change in Option Price;

(ii) shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Administrator action; and

(iii) allocating shares of Common Stock.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

(c) Upon termination of the Plan, the balance in each Participant’s Plan Account shall be refunded as soon as practicable after such termination, without any interest thereon.

7.6 Use of Funds; No Interest Paid. All funds received by the Company by reason of purchase of shares of Common Stock under the Plan shall be included in the general funds of the Company free of any trust or other restriction and may be used for any corporate purpose. No interest shall be paid to any Participant or credited under the Plan.

7.7 Term; Approval by Stockholders. No Option may be granted during any period of suspension of the Plan or after termination of the Plan. The Plan shall be submitted for the approval of the Company’s stockholders within 12 months after the date of the Board’s initial adoption of the Plan. Options may be granted prior to such stockholder approval; provided, however, that such Options shall not be exercisable prior to the time when the Plan is approved by the stockholders; provided, further that if such approval has not been obtained by the end of the 12-month period, all Options previously granted under the Plan shall thereupon terminate and be canceled and become null and void without being exercised.

7.8 Effect Upon Other Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company, any Parent or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company, any Parent or any Subsidiary (a) to establish any other forms of incentives or compensation for Employees of the Company or any Parent or any Subsidiary, or (b) to grant or assume Options otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

7.9 Conformity to Securities Laws. Notwithstanding any other provision of the Plan, the Plan and the participation in the Plan by any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemption rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

7.10 Notice of Disposition of Shares. Each Participant shall give the Company prompt notice of any disposition or other transfer of any shares of Common Stock, acquired pursuant to the exercise of an Option granted under the Section 423 Component, if such disposition or transfer is made (a) within two years after the applicable Grant Date or (b) within one year after the transfer of such shares of Common Stock to such Participant upon exercise of such Option. The Company may direct that any certificates evidencing shares acquired pursuant to the Plan refer to such requirement.

7.11 Tax Withholding. The Company or any Parent or any Subsidiary shall be entitled to require payment in cash or deduction from other compensation payable to each Participant of any sums required by federal, state or local tax law to be withheld with respect to any purchase of shares of Common Stock under the Plan or any sale of such shares.

7.12 Governing Law. The Plan and all rights and obligations thereunder shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof or of any other jurisdiction.

7.13 Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

7.14 Conditions To Issuance of Shares.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing shares of Common Stock pursuant to the exercise of an Option by a Participant, unless and until the Board or the Committee has determined, with advice of counsel, that the issuance of such shares of Common Stock is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any securities exchange or automated quotation system on which the shares of Common Stock are listed or traded, and the shares of Common Stock are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Board or the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Board or the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.

(b) All certificates for shares of Common Stock delivered pursuant to the Plan and all shares of Common Stock issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign securities or other laws, rules and regulations and the rules of any securities exchange or automated quotation system on which the shares of Common Stock are listed, quoted, or traded. The Committee may place legends on any certificate or book entry evidencing shares of Common Stock to reference restrictions applicable to the shares of Common Stock.

(c) The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Option, including a window-period limitation, as may be imposed in the sole discretion of the Committee.

(d) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company may, in lieu of delivering to any Participant certificates evidencing shares of Common Stock issued in connection with any Option, record the issuance of shares of Common Stock in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

7.15 Equal Rights and Privileges. All Eligible Employees of the Company (or of any Designated Subsidiary) granted Options pursuant to an Offering under the Section 423 Component shall have equal rights and privileges under this Plan to the extent required under Section 423 of the Code so that the Section 423 Component qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Any provision of the Section 423 Component that is inconsistent with Section 423 of the Code shall, without further act or amendment by the Company or the Board, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as Eligible Employees participating in the Section 423 Component.

7.16 Rules Particular to Specific Countries. Notwithstanding anything herein to the contrary, the terms and conditions of the Plan with respect to Participants who are tax residents of a particular non-U.S. country or who are foreign nationals or employed in non-U.S. jurisdictions may be subject to an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 7.1 above. Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.

7.17 Section 409A. The Section 423 Component of the Plan and the Options granted pursuant to Offerings thereunder are intended to be exempt from the application of Section 409A. Neither the Non-Section 423 Component nor any Option granted pursuant to an Offering thereunder is intended to constitute or provide for “nonqualified deferred compensation” within the meaning of Section 409A. Notwithstanding any provision of the Plan to the contrary, if the Administrator determines that any Option granted under the Plan may be or become subject to Section 409A or that any provision of the Plan may cause an Option granted under the Plan to be or become subject to Section 409A, the Administrator may adopt such amendments to the Plan and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or appropriate to avoid the imposition of taxes under Section 409A, either through compliance with the requirements of Section 409A or with an available exemption therefrom.

* * * * *

ANNXE F

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of March 3, 2021, by and among Reinvent Sponsor Z LLC, a Cayman Islands limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), Reinvent Technology Partners Z, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below))) (“Acquiror”), and Hippo Enterprises Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 5,750,000 Acquiror Common Shares and 4,400,000 Acquiror Warrants in the aggregate as set forth on Schedule I attached hereto;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, RTPZ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, (a) Merger Sub is to merge with and into the Company (the “First Merger”), with the Company continuing on as the surviving entity and a wholly owned subsidiary of Acquiror and (b) immediately following the First Merger, the surviving corporation of the First Merger is to merge with and into Acquiror (the “Second Merger” and, together with the First Merger, the “Mergers”), in each case, on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor was an original signatory to the Merger Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of Acquiror, each

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Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Acquiror Common Shares or Acquiror Warrants owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Acquiror Common Shares or Acquiror Warrants owned by such Sponsor or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Section 1.3 New Shares. In the event that (a) any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror are issued to a Sponsor after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Common Shares or Acquiror Warrants of, on or affecting the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror after the date of this Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any Acquiror Common Shares or other equity securities of Acquiror after the date of this Agreement (such Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor Holdco and the Director Holders (as defined therein) shall deliver to Acquiror and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among the Acquiror, the Sponsor Holdco, certain former stockholders of the Company, the Director Holders (as defined therein) and the Investor Stockholders (as defined therein), in substantially the form attached as Exhibit F to the Merger Agreement.

Section 1.5 Certain Agreements of Sponsors.

(a) At any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its Acquiror Common Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Shares:

(i) in favor of each Transaction Proposal;

(ii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);

(iii) against any merger agreement or merger (other than the Merger Agreement and the Mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror;

(iv) against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals); and

(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or any Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or the Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror.

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Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of November 18, 2020, by and among the Sponsors and Acquiror (the “Voting Letter Agreement”), including the obligations of the Sponsors pursuant to Section 1 therein to not redeem any Acquiror Common Shares owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement.

(c) During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Section 10.1 thereof, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Voting Letter Agreement.

Section 1.6 Further Assurances. Each Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.7 No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

Section 1.8 Waiver of Anti-Dilution Provision. Each Sponsor hereby (but subject to the consummation of the Mergers) waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law and the amended and restated memorandum and articles of association of Acquiror (as may be amended from time to time, the “Articles”), the provisions of Article 17.3 of the Articles to have the Acquiror Class B Shares convert to Acquiror Class A Shares at a ratio of greater than one-for-one or any other adjustments or anti-dilution protections that arise in connection with the issuance of Acquiror Common Shares. The waiver specified in this Section 1.8 shall be applicable only in connection with the transactions contemplated by the Merger Agreement and this Agreement (and any shares of Acquiror Class A Shares or equity-linked securities issued in connection with the transactions contemplated by the Merger Agreement and this Agreement) and shall be void and of no force and effect if the Merger Agreement shall be terminated for any reason.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally

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valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Sponsor.

(b) Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s Acquiror Common Shares and Acquiror Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Acquiror Common Shares or Acquiror Warrants (other than transfer restrictions under the Securities Act)) affecting any such Acquiror Common Shares or Acquiror Warrants, other than Liens pursuant to (i) this Agreement, (ii) the Acquiror Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s Acquiror Common Shares and Acquiror Warrants are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Agreement, and none of such Sponsor’s Acquiror Common Shares or Acquiror Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Acquiror Common Shares or Acquiror Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s Acquiror Common Shares or Acquiror Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Agreement.

(e) Brokerage Fees. Except as described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither such Sponsor nor anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.

(g) Acknowledgment. Such Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of Acquiror and (c) the written

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agreement of the Sponsor, Acquiror, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 3.3 Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 3.3.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned, delegated or transferred (including by operation of law) without, as to each Sponsor, the prior written consent of Acquiror, the Company and such Sponsor.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 3.6 Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon, with respect to each Sponsor, the execution and delivery of a written agreement executed by Acquiror, the Company and such Sponsor.

F-5

Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email (in each case in this clause (d), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Acquiror:

Reinvent Technology Partners Z

215 Park Avenue, Floor 11

New York, NY 10003

Attention:         Secretary

Email:               contact@reinventtechnologypartners.com

with a copy to (which will not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:     H. Rodgin Cohen

             Jared M. Fishman

             Marion Leydier

Email:          cohenhr@sullcrom.com

                      fishmanj@sullcrom.com

                      leydierm@sullcrom.com

If to the Company:

Hippo Enterprises Inc.

150 Forest Avenue

Palo Alto, CA 94301

Attention:         President

                          Assaf Wand

Email:              generalcounsel@hippo.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention:         Tad Freese

                          Miles Jennings

                          Chad Rolston

Email:              Tad.Freese@lw.com

                          Miles.Jennings@lw.com

                          Chad.Rolston@lw.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I

F-6

with a copy to (which will not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:         H. Rodgin Cohen

                          Jared M. Fishman

                          Marion Leydier

Email:              cohenhr@sullcrom.com

                          fishmanj@sullcrom.com

                          leydierm@sullcrom.com

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

F-7

IN WITNESS WHEREOF, the Sponsors, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:

REINVENT SPONSOR Z LLC

By:	/s/ Mark Pincus
	Name:	Mark Pincus
	Title:	Manager

/s/ Reid Hoffman
Name:	Reid Hoffman

/s/ Mark Pincus
Name:	Mark Pincus

/s/ Michael Thompson
Name:	Michael Thompson

/s/ David Cohen
Name:	David Cohen

/s/ Byron Auguste
Name:	Byron Auguste

/s/ Julie Hanna
Name:	Julie Hanna

/s/ Lee Linden
Name:	Lee Linden

/s/ Linda Rottenberg
Name:	Linda Rottenberg

[Signature Page to Sponsor Support Agreement]

F-8

ACQUIROR:
REINVENT TECHNOLOGY PARTNERS Z

By:	/s/ Michael Thompson
	Name:	Michael Thompson
	Title:	Chief Executive Officer & Chief Financial Officer

[Signature Page to Sponsor Support Agreement]

F-9

COMPANY:
HIPPO ENTERPRISES INC.

By:	/s/ Assaf Wand
	Name:	Assaf Wand
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

F-10

Schedule I

Sponsor Acquiror Common Shares and Acquiror Warrants

Sponsor	Acquiror Common Shares		Acquiror Warrants
Reinvent Sponsor Z LLC c/o Reinvent Technology Partners Z 215 Park Avenue, Floor 11, New York, NY 10003	5,630,000		4,400,000
Reid Hoffman c/o Reinvent Technology Partners Z 215 Park Avenue, Floor 11, New York, NY 10003	—	(1)	—
Mark Pincus c/o Reinvent Technology Partners Z 215 Park Avenue, Floor 11, New York, NY 10003	—	(1)	—
Michael Thompson c/o Reinvent Technology Partners Z 215 Park Avenue, Floor 11, New York, NY 10003	—		—
David Cohen c/o Reinvent Technology Partners Z 215 Park Avenue, Floor 11, New York, NY 10003	—		—
Byron Auguste c/o Reinvent Technology Partners Z 215 Park Avenue, Floor 11, New York, NY 10003	30,000		—
Julie Hanna c/o Reinvent Technology Partners Z 215 Park Avenue, Floor 11, New York, NY 10003	30,000		—
Lee Linden c/o Reinvent Technology Partners Z 215 Park Avenue, Floor 11, New York, NY 10003	30,000		—
Linda Rottenberg c/o Reinvent Technology Partners Z 215 Park Avenue, Floor 11, New York, NY 10003	30,000		—

(1)

Messrs. Hoffman and Pincus may be deemed to beneficially own securities held by Reinvent Sponsor Z LLC by virtue of their shared control over Reinvent Sponsor Z LLC. Each of Messrs. Hoffman and Pincus disclaims beneficial ownership of securities held by Reinvent Sponsor Z LLC.

[Schedule I to Sponsor Support Agreement]

F-11

Schedule II

Affiliate Agreements

1.	Letter Agreement, dated November 18, 2020, among the Acquiror, Reinvent Sponsor Z LLC and each of the other parties thereto

2.	Registration Rights Agreement, dated November 18, 2020, between the Acquiror, Reinvent Sponsor Z LLC and certain other security holders named therein

3.	Support Services Agreement, dated November 18, 2020, between the Acquiror and Reinvent Capital Z LLC

4.	Sponsor Warrants Purchase Agreement, dated November 18, 2020, between the Acquiror and Reinvent Sponsor Z LLC

5.	Indemnity Agreement, dated November 2, 2020, between the Acquiror and Reid Hoffman

6.	Indemnity Agreement, dated November 2, 2020, between the Acquiror and Mark Pincus

7.	Indemnity Agreement, dated November 2, 2020, between the Acquiror and Michael Thompson

8.	Indemnity Agreement, dated November 2, 2020, between the Acquiror and David Cohen

9.	Indemnity Agreement, dated November 2, 2020, between the Acquiror and Byron Auguste

10.	Indemnity Agreement, dated November 2, 2020, between the Acquiror and Julie Hanna

11.	Indemnity Agreement, dated November 2, 2020, between the Acquiror and Lee Linden

12.	Indemnity Agreement, dated November 2, 2020, between the Acquiror and Linda Rottenberg

[Schedule II to Sponsor Support Agreement]

F-12

ANNEX G

COMPANY SUPPORT AGREEMENT

This Company Support Agreement (this “Agreement”) is dated as of March 3, 2021, by and among Reinvent Technology Partners Z, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below)) (“Acquiror”), the Persons set forth on Schedule I hereto (each, a “Company Equityholder” and, collectively, the “Company Equityholders”), and Hippo Enterprises Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Equityholders are the holders of record and “beneficial owners” (within the meaning of Rule 13d-3 of the Exchange Act) of such number of shares of Company Capital Stock as are indicated opposite each of their names on Schedule I attached hereto (all such shares of Company Capital Stock, together with any shares of Company Capital Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Equityholder during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Subject Shares”);

WHEREAS, on March 3, 2021, Acquiror, RTPZ Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, among other transactions, (a) Merger Sub will be merged with and into the Company (the “First Merger”), with the Company continuing on as the surviving entity, (b) immediately following the First Merger, the surviving corporation of the First Merger will be merged with and into Acquiror (the “Second Merger” and, together with the First Merger, the “Mergers”), with Acquiror continuing on as the surviving entity, (c) following the adoption of the A&R Charter (as defined below), each share of Company Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically converted into Company Common Stock, and (d) each share of Company Common Stock that is issued in respect thereof or otherwise issued and outstanding as of immediately prior to the Effective Time will, in each case, be cancelled and automatically converted into the right to receive the applicable portion of the Aggregate Merger Consideration (together with the Mergers and the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, pursuant to the Merger Agreement, prior to the Effective Time, the Company shall adopt an Amended and Restated Certificate of Incorporation of the Company in the form attached as Exhibit M to the Merger Agreement (the “A&R Charter”), which will, among other matters, provide for the automatic conversion of each share of Company Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time into shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to the terms of the A&R Charter as of immediately prior to the Effective Time;

WHEREAS, following the adoption of the A&R Charter, upon the Effective Time, each of the following agreements will automatically terminate without any further action on the part of the parties thereto pursuant to their respective terms: (i) that certain Amended and Restated Investors’ Rights Agreement, dated as of July 8, 2020, by and among the Company, the Investors (as defined therein) and the Key Holders (as defined therein) (the “Investors’ Rights Agreement”), (ii) that certain Amended and Restated Voting Agreement, dated as of July 8, 2020, by and among the Company, the Investors (as defined therein) and the Key Holders (as defined therein) (the “Voting Agreement”) and (iii) that certain Amended and Restated Right of First Refusal and

Co-Sale Agreement, dated as of July 8, 2020, by and among the Company, the Investors (as defined therein) and the Key Holders (as defined therein) (the “ROFR Agreement” and, together with the Investors’ Rights Agreement and the Voting Agreement, the “Investment Agreements”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Each Company Equityholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Company Equityholder shall be bound by and comply with Sections 6.6 (Acquisition Proposals) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if such Company Equityholder was an original signatory to the Merger Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time, and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the “Expiration Time”), each Company Equityholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any Transfer.

Section 1.3 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Shares are issued to a Company Equityholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Equityholder purchases or otherwise acquires beneficial ownership of any Subject Shares or (c) a Company Equityholder acquires the right to vote or share in the voting of any Subject Shares (collectively the “New Securities”), then such New Securities acquired or purchased by such Company Equityholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Equityholder as of the date hereof.

Section 1.4 Stockholder Agreements. Hereafter until the Expiration Time, each Company Equityholder hereby unconditionally and irrevocably agrees that, at any meeting of the Stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the Equityholders of the Company requested by the Board of Directors of the Company or otherwise undertaken as contemplated by the Transactions, including in the form attached as Exhibit H to the Merger Agreement (which written consent shall be delivered promptly, and in any event within three (3) Business Days, after (x) the Proxy Statement/Registration Statement (as contemplated by the Merger Agreement) has been declared effective under the

Securities Act and has been delivered or otherwise made available to the shareholders of Acquiror and the Company, and (y) the Company requests such delivery), such Company Equityholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Equityholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:

(a) to approve and adopt the Merger Agreement and the Transactions;

(b) to approve and adopt the A&R Charter;

(c) to authorize and approve the Mergers as an RTPZ Transaction pursuant to Article IV(B), Section 2.3(c) of the A&R Charter;

(d) to exercise the drag-along rights set forth in Section 3.2 of the Voting Agreement;

(e) in any other circumstances upon which a consent or other approval is required under the A&R Charter or the Investment Agreements or otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Company Equityholder’s Subject Shares held at such time in favor thereof;

(f) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement and the Transactions); and

(g) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Mergers, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled.

Each Company Equityholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

Section 1.5 No Challenges. Each Company Equityholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Merger Agreement or the Transactions.

Section 1.6 Appraisal Rights. Each Company Equityholder hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the transactions contemplated by the Merger Agreement that he, she or it may have with respect to the Subject Shares under applicable Law.

Section 1.7 Affiliate Agreements. Each Company Equityholder hereby agrees and consents to the termination of all Affiliate Agreements set forth on Section 6.5 of the Company Disclosure Letter to which such Company Equityholder is party, effective as of the Effective Time without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror.

Section 1.8 Registration Rights Agreement. Each of the Company Equityholders will deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit F to the Merger Agreement.

Section 1.9 Lock-Up Agreement. Each of the Company Equityholders will deliver, substantially simultaneously with the Effective Time, a duly-executed Lock-Up Agreement substantially in the form attached as Exhibit G-1 or G-2 to the Merger Agreement, as applicable.

Section 1.10 Further Assurances. Each Company Equityholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Acquiror or the Company, to effect the actions and consummate the Mergers and the other transactions contemplated by this Agreement and the Merger Agreement (including the Transactions), in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.11 No Inconsistent Agreement. Each Company Equityholder hereby represents and covenants that such Company Equityholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Equityholder’s obligations hereunder.

Section 1.12 Consent to Disclosure. Each Company Equityholder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of such Company Equityholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Equityholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Equityholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Equityholders. Each Company Equityholder represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Company Equityholder) as follows:

(a) Organization; Due Authorization. If such Company Equityholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Equityholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Equityholder. If such Company Equityholder is an individual, such Company Equityholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Equityholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Equityholder, enforceable against such Company Equityholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Equityholder.

(b) Ownership. Such Company Equityholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Equityholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company Governing Documents, (iii) the Merger Agreement, (iv) the Investment Agreements or (v) any applicable securities Laws. Such Company Equityholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Equityholder on the date of this Agreement, and none of such Company Equityholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder and under the Voting Agreement. Other than the Company Warrants and the Company Options set forth opposite such Company Equityholder’s name on Schedule I, such Company Equityholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Equityholder does not, and the performance by such Company Equityholder of his, her or its obligations hereunder will not, (i) if such Company Equityholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Equityholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Equityholder or such Company Equityholder’s Subject Shares) to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Equityholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Company Equityholder, or to the knowledge of such Company Equityholder threatened against such Company Equityholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Equityholder of its, his or her obligations under this Agreement.

(e) Adequate Information. Such Company Equityholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Acquiror or the Company and based on such information as such Company Equityholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Equityholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Equityholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Equityholder are irrevocable and result in the waiver of any right of the undersigned to demand appraisal in connection with the Merger under Section 262 of the General Corporation Law of the State of Delaware or any other Law.

(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Company Equityholder, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgment. Such Company Equityholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Company Equityholder’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) as to each Company Equityholder, the written agreement of Acquiror, the Company and such Company Equityholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 3.3 Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 3.3.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned, delegated or transferred (including by operation of law) without, as to each Company Equityholder, the prior written consent of Acquiror, the Company and such Company Equityholder.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 3.6 Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon, with respect to each Company Equityholder, the execution and delivery of a written agreement executed by Acquiror, the Company and such Company Equityholder.

Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (in each case in this clause (d), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Acquiror:

Reinvent Technology Partners Z

215 Park Avenue, Floor 11

New York NY 1003

Attention:      Secretary

Email:            contact@reinventtechnologypartners.com

with a copy to (which will not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:       H. Rodgin Cohen

                        Jared M. Fishman

                        Marion Leydier

Email:            cohenhr@sullcrom.com

                        fishmanj@sullcrom.com

                        leydierm@sullcrom.com

If to the Company:

Hippo Enterprises Inc.

150 Forest Avenue

Palo Alto, CA 94301

Attention:       President

                        Assaf Wand

Email:             generalcounsel@hippo.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention:       Tad Freese

                        Miles Jennings

                       Chad Rolston

Email:            Tad.Freese@lw.com

                        Miles.Jennings@lw.com

                        Chad.Rolston@lw.com

If to a Company Equityholder:

To such Company Equityholder’s address set forth in Schedule I with a copy to (which will not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention:       Tad Freese

                        Miles Jennings

                       Chad Rolston

Email:            Tad.Freese@lw.com

                        Miles.Jennings@lw.com

                        Chad.Rolston@lw.com

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company Equityholders, Acquiror, and the Company have each caused this Company Support Agreement to be duly executed as of the date first written above.

COMPANY EQUITYHOLDERS:

By:	/s/ Assaf Wand
	Name:	Assaf Wand

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

COMCAST VENTURES, LP
By:	Comcast CV GP, LLC, its General Partner

By:	/s/ Derek Squire
	Name:	Derek H. Squire
	Title:	General Counsel

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

BOND CAPITAL FUND, LP, as nominee

By: Bond Capital Associates, LLC Its: General Partner

By:	/s/ Paul Vronsky
	Name:	Paul Vronsky
	Title:	Chief Operating Officer

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

DIGITAL FORTUNE LIMITED

By:	/s/ Neil McGee
	Name:	Neil McGee
	Title:	Director

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

By:	/s/ Eric Feder
	Name:	Eric Feder

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

FIFTH WALL VENTURES, L.P.

By: Fifth Wall Ventures GP, LLC Its: General Partner

By:	/s/ Brendan Wallace
	Name:	Brendan Wallace
	Title:	Managing Director

FIFTH WALL VENTURES SPV IV L.P.

By: Fifth Wall Ventures GP, LLC Its: General Partner

By:	/s/ Brendan Wallace
	Name:	Brendan Wallace
	Title:	Managing Director

FIFTH WALL VENTURES SPV XVII, L.P.

By: Fifth Wall Ventures GP, LLC Its: General Partner

By:	/s/ Brendan Wallace
	Name:	Brendan Wallace
	Title:	Managing Director

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

Hugh R. Frater Irrevocable Trust Dtd 12/11/2012

By:	/s/ Hugh R Frater
	Name:	Hugh R Frater
	Title:	CEO

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

By:	/s/ Hugh R. Frater
	Name:	Hugh R. Frater

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

LEN FW INVESTOR, LLC

By: LENNAR HOMES HOLDING, LLC

By:	/s/ Eric Feder
	Name:	Eric Feder
	Title:	Authorized signatory

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

By:	/s/ Noah Knauf
	Name:	Noah Knauf

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

By:	/s/ Richard McCathron
	Name:	Richard McCathron

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

RPM VENTURES III, L.P.
for itself and as nominee for RPM Ventures III-A, L.P. By: RPM Ventures III (GP), L.L.C, Its: General Partner

By:	/s/ Adam Boyden
	Name:	Adam Boyden
	Title:	Managing Director

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

By:	/s/ Sam Landman
	Name:	Sam Landman

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

By:	/s/ Stewart Ellis
	Name:	Stewart Ellis

[Signature Page to Company Support Agreement]

COMPANY EQUITYHOLDERS:

THE BRYN MAWR TRUST COMPANY OF DELAWARE, Trustee of the Wand Family Delaware Trust

By:	/s/ Assaf Wand
	Name:	Assaf Wand
	Title:	Assaf Wand

[Signature Page to Company Support Agreement]

ACQUIROR:

REINVENT TECHNOLOGY PARTNERS Z

By:	/s/ Michael Thompson
	Name:	Michael Thompson
	Title:	Chief Executive Officer and Chief Financial Officer

[Signature Page to Company Support Agreement]

COMPANY:

HIPPO ENTERPRISES INC.

By:	/s/ Assaf Wand
Name: Assaf Wand
Title: Chief Executive Officer

[Signature Page to Company Support Agreement]

Annex H

First Amendment to Warrant Agreement

This First Amendment to the Warrant Agreement, dated as of [●], 2021 (this “Amendment”), is entered into by and between Reinvent Technology Partners Z, a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”).

W I T N E S S E T H

WHEREAS, the Company and the Warrant Agent entered into that certain Warrant Agreement, dated as of November 18, 2020 (the “Original Agreement”);

WHEREAS, the Company and the Warrant Agent desire to amend the Original Agreement in accordance with Section 9.8 thereof; and

WHEREAS, Section 9.8 of the Original Agreement provides that the Company may extend the duration of the Exercise Period pursuant to Section 3.2 of the Original Agreement without the consent of the Registered Holders;

NOW, THEREFORE, in consideration of the agreements set forth in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto hereby agree as follows:

A G R E E M E N T:

1. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Agreement.

2. Section 3.2 of the Original Agreement is hereby amended by deleting clause (A) of the first sentence of such section and replacing it with the following: “commencing on the date that is thirty (30) days after the first date on which the Company completes a Business Combination, and”.

3. All references in the Original Agreement to “this Agreement”, “the Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall hereafter be deemed to refer to the Original Agreement as amended by this Amendment (except that references in the Original Agreement to the “date hereof” or words of similar import shall continue to mean November 18, 2020).

4. This Amendment and the Original Agreement constitute the entire agreement among the parties hereto with respect to the matters set forth herein, and there are no other agreements, understandings, warranties or representations with respect to said matters.

5. Except as expressly amended by this Amendment, the terms and provisions of the Original Agreement shall remain in full force and effect.

6. The terms and provisions of Section 9 of the Original Agreement are incorporated herein by reference as if set forth in this Amendment in their entirety and shall apply mutatis mutandis to this Amendment.

H-1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

REINVENT TECHNOLOGY PARTNERS Z

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY LLC

By:
Name:
Title:

H-2

ANNEX I

SPONSOR AGREEMENT

This SPONSOR AGREEMENT (this “Agreement”), dated as of March 3, 2021, is made by and among Reinvent Sponsor Z LLC, a Cayman Islands limited liability company (the “Sponsor”), Reinvent Technology Partners Z, a Cayman Islands exempted company (the “Company”), and Hippo Enterprises Inc., a Delaware corporation (“Hippo”). The Sponsor, the Company and Hippo are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, the Sponsor holds 5,630,000 shares of Acquiror Class B Common Stock and 4,400,000 Acquiror Warrants;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company, RTPZ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Hippo, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, (a) Merger Sub is to merge with and into Hippo (the “First Merger”), with Hippo continuing on as the surviving entity and a wholly owned subsidiary of the Company and (b) immediately following the First Merger, the surviving corporation of the First Merger is to merge with and into the Company (the “Second Merger” and, together with the First Merger, the “Mergers”), in each case, on the terms and conditions set forth therein;

WHEREAS, pursuant to the Merger Agreement, the Company will migrate to and domesticate as a Delaware corporation prior to the Closing; and

WHEREAS, in connection with the Domestication, all of the 5,630,000 shares of Acquiror Class B Common Stock held by the Sponsor will be converted into 5,630,000 shares of Domesticated Acquiror Common Stock (such 5,630,000 shares (and not, for the avoidance of doubt, any shares of Common Stock acquired pursuant to the PIPE Investment, if applicable, or acquired following the consummation of the Closing), the “Sponsor Shares”) and all of the 4,400,000 Acquiror Warrants held by the Sponsor will be converted into 4,400,000 Domesticated Acquiror Warrants (such 4,400,000 warrants, the “Sponsor Warrants”).

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the meanings indicated when used in this Agreement with initial capital letters:

“Affiliate” has the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

“Board” means the Board of Directors of the Company.

“Bylaws” means the by-laws of the Company, as amended or modified from time to time.

“Cause” with respect to any Board Observer means (A) the conviction of such Board Observer of a crime constituting a felony under the laws of any state, district or other jurisdiction of the United States of America or its territories, or (B) a “bad actor” disqualifying event applicable to such Board Observer described in Rule 506(d) promulgated under the Securities Act.

“Change of Control” means any transaction or series of related transactions (A) following which a Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than the

Company or any of its respective Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in the Company, (B) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (1) the members of the Board of Directors of the Company immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors (or equivalent governing body) of the Person resulting from such transaction (or series of related transactions)or the ultimate parent thereof or (2) the voting securities of the Company immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such transaction (or series of related transactions) or the ultimate parent thereof, or (C) the result of which is a sale of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person (other than the Company or its Subsidiaries).

“Charter” means the Certificate of Incorporation of the Company, as amended or modified from time to time.

“Common Stock” means Domesticated Acquiror Common Stock.

“Exercise Period” has the meaning set forth in the Warrant Agreement.

“Hippo Lockup Agreements” means the Lockup Agreements to be entered into between the Company and Hippo Stockholders on the Closing Date.

“Hippo Stockholder” means each party to a Hippo Lockup Agreement.

“Lock-up Period” means:

(i)	for 25% of the Sponsor Shares, the period beginning on the Closing Date and ending on the date that is six (6) months after the Closing Date;

(ii)	for 25% of the Sponsor Shares, the period beginning on the Closing Date and ending on the one (1)-year anniversary of the Closing Date;

(iii)	for 25% of the Sponsor Shares, the period beginning on the Closing Date and ending on the date that is eighteen (18) months after the Closing Date; and

(iv)	for 25% of the Sponsor Shares, the period beginning on the Closing Date and ending on the two (2)-year anniversary of the Closing Date.

Notwithstanding the foregoing, in the event that a definitive agreement that contemplates a Change of Control is entered into after the Closing, the Lock-up Period for any Sponsor Shares shall automatically terminate immediately prior to such Change of Control. For the avoidance of doubt, no Sponsor Shares shall be subject to Lock-up from and after the date that is two (2) years after the Closing Date.

“Necessary Actions” means, with respect to the election or appointment of a Person as a director of the Company or the Surviving Corporation, all actions by the Company or the Surviving Corporation necessary, appropriate or desirable to cause such Person to be elected or appointed as a director of the Company or the Surviving Corporation (to the fullest extent permitted by Law), including, without limitation, (A) nominating such Person for election as a director of the Company, at each applicable annual or special meeting of stockholders of the Company, including at every adjournment or postponement thereof, at which directors are to be elected, (B) including such Person in the slate of nominees recommended by the Board for election as directors at any such meeting, (C) recommending that the Company’s stockholders vote in favor of the election of such Person as a director of the Company, (D) soliciting proxies for such Person to the same extent as the

Company does for any other nominees recommended by the Board, and causing the applicable proxies to vote in accordance with the foregoing, and (E) executing, or causing to be executed, any agreements and instruments, and making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar documents that are required to achieve the foregoing.

“Permitted Transferees” means, prior to the expiration of the Lock-up Period, any Person to whom the Sponsor or any other Permitted Transferee is permitted to transfer its Sponsor Shares pursuant to Section 4(b).

“Public Warrants” has the meaning set forth in the Warrant Agreement.

“Reference Value” has the meaning set forth in the Warrant Agreement.

“Trading Day” means any day on which shares of Common Stock are actually traded on the principal securities exchange or securities market on which shares of Common Stock are then traded.

“Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecation or pledge of, grant of any option to purchase or otherwise disposition of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the Board of Directors of the Company.

“Warrant Agreement” means the Warrant Agreement, dated as of November 18, 2020, by and between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, as amended or modified from time to time.

2. Vesting. Subject to the Closing, all of the Sponsor Shares as of the Sponsor Share Conversion shall be subject to the vesting provisions set forth in this Section 2. Other than unvested Sponsor Shares Transferred to a Permitted Transferee in accordance with Section 4, the Sponsor agrees that it shall not Transfer any unvested Sponsor Shares prior to the date such Sponsor Shares become vested.

(a) Twenty-five percent (25%) of the Sponsor Shares owned by the Sponsor as of the Sponsor Share Conversion shall automatically vest at the time of the Sponsor Share Conversion.

(b) If, at any time during the ten (10) years following the Closing (the “Measurement Period”), the VWAP of Common Stock is greater than $12.50 for any twenty (20) Trading Days within a period of thirty

(30) consecutive Trading Days (the earlier of the tenth (10th) anniversary of the Closing Date and the date when the foregoing is first satisfied, the “First Earnout Achievement Date”), then 25% of the unvested Sponsor Shares owned by the Sponsor as of the Sponsor Share Conversion shall vest on the First Earnout Achievement Date.

(c) If, at any time during the Measurement Period, the VWAP of Common Stock is greater than $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the earlier of the tenth (10th) anniversary of the Closing Date and the date when the foregoing is first satisfied, the “Second Earnout Achievement Date”), then 25% of the unvested Sponsor Shares owned by the Sponsor as of the Sponsor Share Conversion shall vest on the Second Earnout Achievement Date.

(d) If, at any time during the Measurement Period, the VWAP of Common Stock is greater than $20.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the earlier of the tenth (10th) anniversary of the Closing Date and the date when the foregoing is first satisfied, the “Third Earnout Achievement Date”), then 25% of the unvested Sponsor Shares owned by the Sponsor as of the Sponsor Share Conversion shall vest on the Third Earnout Achievement Date.

(e) Any Sponsor Shares that have not vested as of the tenth (10th) anniversary of the Closing Date will automatically vest on such date.

(f) Notwithstanding the foregoing, in the event that a definitive agreement that contemplates a Change of Control is entered into after the Closing, all of the unvested Sponsor Shares as of the Sponsor Share Conversion shall vest immediately prior to such Change of Control, and the Sponsor shall receive the same per share consideration (whether stock, cash or other property) in respect of all the Sponsor Shares as the other holders of Common Stock participating in such Change of Control.

(g) The Common Stock price targets set forth in Section 2(b), Section 2(c) and Section 2(d) shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the Common Stock occurring on or after the Closing (other than the transactions contemplated by the Merger Agreement).

3. Tax Treatment. The Parties intend that the Sponsor Share Conversion will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

4. Lock-Up.

(a) Subject to the exclusions in Section 4(b), each holder of Sponsor Shares agrees not to Transfer any Sponsor Shares until the end of the applicable Lock-up Period (the “Lock-up”).

(b) Each of Sponsor and any Permitted Transferee may Transfer any Sponsor Shares it holds during the applicable Lock-up Period (i) to any direct or indirect partners, members or equity holders of the Sponsor, any Affiliates of the Sponsor or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the primary beneficiaries of which are one or more members of the individual’s immediate family or an Affiliate of such Person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; or (vi) to the Company, provided that in the case of any Transfer pursuant to clauses (i), (ii) or (iii), such transferee signs and delivers a joinder to this Agreement stating that such Permitted Transferee is receiving and holding the Sponsor Shares subject to the terms of this Agreement.

(c) Each holder of Sponsor Shares shall be permitted to enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the applicable Lock-up Period so long as no

Transfers of its Sponsor Shares in contravention of this Section 4 are effected prior to the expiration of the applicable Lock-up Period.

(d) Each holder of Sponsor Shares also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Sponsor Shares except in compliance with the foregoing restrictions and to the addition of a legend to such Sponsor Shares describing the foregoing restrictions.

(e) Each holder of Sponsor Shares shall retain all of its rights as a stockholder of the Company with respect to any vested Sponsor Shares during the Lock-up Period, including the right to vote any vested Sponsor Shares. Any unvested Sponsor Shares Transferred pursuant to this Section 4 shall remain subject to the vesting provisions set forth in Section 2.

(f) Notwithstanding anything to the contrary in this Agreement, any waiver, termination, shortening or other amendment or modification to any Hippo Lock-up Agreement (“Hippo Lock-up Amendment”) which improves the terms of the lock-up set forth therein for the Hippo Stockholders shall apply pro rata and on the same terms to the Lock-up of the Sponsor Shares hereunder and the provisions of this Section 4 shall be deemed immediately and automatically waived, terminated, shortened or amended or modified, as the case may be, without further action of the Parties. For the avoidance of doubt, the provisions of this Section 4 shall not be deemed waived, terminated, shortened or amended or modified if any such waiver, termination, shortening or other amendment or modification is adverse to the holders of Sponsor Shares. Prior to any Hippo Lock-up Amendment, the Company will provide reasonable advance written notice (in no case less than five (5) Trading Days) to holders of Sponsor Shares, indicating that the Company plans to take a specified action with respect to any Hippo Lock-up Agreement and setting forth the terms of any such Hippo Lock-up Amendment.

(g) Effective as of the Closing, the Lock-up provisions in this Section 4 shall supersede the lock-up provisions applicable to the Sponsor Shares in Section 7 of that certain letter agreement, dated as of November 18, 2020 (the “Insider Letter”), entered into by the Company, the Sponsor, and certain other parties thereto. The Company and the Sponsor agree that effective as of the Closing, the lock-up provisions in Section 7 of the Insider Letter shall be of no further or effect with respect to the Sponsor Shares.

5. Exercise of Sponsor Warrants. If, at any time during the Exercise Period, (a) the Company has mailed a notice of redemption to holders of Public Warrants to redeem the Public Warrants pursuant to Section 6.1 or Section 6.2 of the Warrant Agreement (in the case of Section 6.2, in a redemption in which the Sponsor Warrants are not redeemed pursuant to the terms of the Warrant Agreement), (b) the last reported sales price of the Common Stock for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days exceeds $25.00 per share (subject to adjustment in compliance with Section 4 of the Warrant Agreement), and (c) there is an effective registration statement covering the issuance of shares of Common Stock issuable upon exercise of the Sponsor Warrants, and a current prospectus relating thereto, available at the time of such exercise, the Company may provide written notice thereof to the holder(s) of Sponsor Warrants (the date such notice is provided, the “Exercise Notice Date”). In such case, each holder of Sponsor Warrants agrees to exercise all of its Sponsor Warrants for cash or on a “cashless basis” (at such holder’s option) on or prior to the date that is thirty (30) days following the Exercise Notice Date; provided that in the event that any Sponsor Warrant is not so exercised within such 30-day period, such Sponsor Warrant shall terminate and expire without any consideration payable therefor or further liability to the Company.

6. Board Representation.

(a) From the date of this Agreement, the Company and, after the Effective Time, the Surviving Corporation, shall take all Necessary Actions such that:

(i) Immediately following the Effective Time, a nominee selected by Sponsor, subject to the Company’s reasonable approval (the “Sponsor Director”), shall serve as a director of the Surviving Corporation for a term expiring at the second annual meeting of stockholders of the Company following the Effective Time (the “Sponsor Director Term”);

(ii) Should the Sponsor Director resign from the Board, become unable to serve on the Board due to death, disability or other reasons or otherwise cease to serve on the Board for any reason (including failure to be elected by the shareholders of the Company) prior to the expiration of the Sponsor Director Term, the Sponsor will have the right to designate a replacement director who shall serve as a director of the Company for the remainder of the Sponsor Director Term, subject to the Company’s reasonable approval; and

(i) From the Effective Time until such time as the Lock-up Period has ended and 100% of the Sponsor Shares have vested (such period, the “Board Observer Term”), Sponsor shall have the right to designate a non-voting observer (in such capacity, the “Board Observer”), who shall initially be Michael Thompson (“Mr. Thompson”), who shall be entitled to attend each regularly scheduled, special and other meeting (including telephonic meetings) of the Board and any committees thereof, and shall be given copies of all notices, reports, minutes, consents and other documents and materials at the time and in the manner as are provided to the Board or the applicable committee thereof, but shall not have any fiduciary duties to the Company or its stockholders as a result of his capacity or service as an observer as contemplated hereby; provided, that should Mr. Thompson become unable to serve as the Board Observer due to death, disability or other reasons or otherwise cease to serve as the Board Observer for any reason prior to the expiration of the Board Observer Term, the Sponsor will have the right to designate a Person, subject to the Company’s reasonable approval, who shall serve as the Board Observer until the end of the Board Observer Term; provided, further, that the Board Observer shall enter into a mutually acceptable, customary confidentiality agreement in form and substance reasonably satisfactory to the Company, and shall also agree to hold any information received as a Board Observer subject to the fiduciary duties that such Board Observer would have to the Company and its stockholders were such Board Observer a director of the Company; provided, further, that the Board Observer may be excluded from access to any portion of any meeting of the Board or any committee thereof or any portion of meeting materials relating thereto as determined in the Board’s discretion (including if the Board determines that (A) such exclusion is reasonably necessary to (1) preserve attorney-client, work product or similar privilege, (2) comply with applicable law, or (3) protect highly confidential information of the Company or confidential information of third parties that the Company is required to hold in confidence or (B) such access could reasonably be expected to result in an actual or potential conflict of interest with the Company provided, however, that such exclusion shall not extend to any portion of the meeting or meeting materials that does not involve or pertain to such exclusion). For the avoidance of doubt, the Board Observer shall not be a member of the Board, and accordingly shall not be permitted to vote at any meeting of the Board or be counted for purposes of determining whether there is a sufficient quorum for the Board to conduct its business.

(b) Notwithstanding anything to the contrary herein, any Person serving as the Board Observer designated pursuant to this Section 6 may be removed from their position for Cause; provided that Sponsor shall have the right to designate another Person reasonably acceptable to the Company to serve as the Board Observer until the end of the Board Observer Term.

(c) The Company agrees that any director serving on the Board pursuant to this Section 6 shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. In furtherance of the foregoing, the Company shall indemnify, exculpate, and reimburse fees and expenses of such director and provide such director with directors’ and officers’ liability insurance to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other members of the Board pursuant to the Charter, the Bylaws or other organizational documents of the Company, any indemnification agreement with such director, applicable Law or otherwise.

(d) The Company shall reimburse the Board Observer for all reasonable and documented out-of-pocket expenses incurred by the Board Observer in connection with the Board Observer’s attendance at meetings of the

Board and any committees thereof. The Company shall use commercially reasonable efforts to provide the Board Observer with directors’ and officers’ liability insurance to the same extent it provides insurance for the directors of the Company and enter into an indemnification agreement with the Board Observer in a form mutually acceptable to the Company and the Board Observer.

7. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement.

8. Notice. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a) If to the Sponsor prior to the Closing, or to any holder of Sponsor Shares or Sponsor Warrants after the Effective Time, to:

c/o Reinvent Sponsor Z LLC

215 Park Avenue, Floor 11

New York, NY 10003

Email:             contact@reinventcap.com

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:       H. Rodgin Cohen

                        Jared M. Fishman

                        Marion Leydier

Email:            cohenhr@sullcrom.com

                        fishmanj@sullcrom.com

                        leydierm@sullcrom.com

(b) If to the Company prior to the Closing, to:

Reinvent Technology Partners Z

215 Park Avenue, Floor 11

New York, NY 10003

Attention:       Secretary

Email:             contact@reinventtechnologypartners.com

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:       H. Rodgin Cohen

                        Jared M. Fishman

                        Marion Leydier

Email:            cohenhr@sullcrom.com

                        fishmanj@sullcrom.com

                        leydierm@sullcrom.com

(c) If to Hippo prior to the Closing, or to the Company after the Effective Time, to:

Hippo Enterprises Inc. (or, after the Effective Time, Hippo Holdings Inc.)

150 Forest Avenue

Palo Alto, CA 94301

Attention:       President

                        Assaf Wand

Email:            generalcounsel@hippo.com

with copies to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention:       Tad J. Freese

                        Miles Jennings

                       Chad G. Rolston

Email:            tad.freese@lw.com

                        miles.jennings @lw.com

                        chad.rolston@lw.com

or to such other address or addresses as the Parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

9. Assignment.

(a) Other than in connection with a Transfer by the Sponsor pursuant to Section 4(b), neither this Agreement nor any of the rights, duties, interests or obligations of the Parties shall be assigned or delegated in whole or in part without the prior written consent of the Parties hereto; provided, that the rights, duties, interests or obligations hereunder that are personal to the Sponsor (including under Section 6) may not be assigned or delegated in whole or in part without the prior written consent of the Parties hereto.

(b) This Agreement and the provisions hereof shall inure to the benefit of, shall be enforceable by and shall be binding upon the respective permitted assigns and successors in interest of holders of Sponsor Shares or Sponsor Warrants, including with respect to any of such Person’s vested Sponsor Shares that are transferred to any Permitted Transferee(s) in accordance with the terms of this Agreement.

10. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

11. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

12. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13. Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among Parties to the extent they relate in any way to the subject matter hereof.

14. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

15. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

16. Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the Parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 16.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

17. Enforcement. The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

18. Construction. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the term “Section” refers to the specified Section of this Agreement; (v) the word “including” shall mean “including, without limitation”; (vi) the word “or” shall be disjunctive but not exclusive; (vii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation; and (viii) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Trading Days are specified.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the day and year first above written.

REINVENT SPONSOR Z LLC

By:	/s/ Mark Pincus
	Name:	Mark Pincus
	Title:	Manager

REINVENT TECHNOLOGY PARTNERS Z

By:	/s/ Michael Thompson
	Name:	Michael Thompson
	Title:	Chief Executive Officer and
Chief Financial Officer

HIPPO ENTERPRISES INC.

By:	/s/ Assaf Wand
	Name:	Assaf Wand
	Title:	Chief Executive Officer

[Signature Page to Sponsor Agreement]

Annex J

FORM OF AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [                 ], 2021, is made and entered into by and among Hippo Holdings Inc., a Delaware corporation (the “Company”) (formerly known as Reinvent Technology Partners Z, a Cayman Islands exempted company limited by shares prior to its domestication as a Delaware corporation), Reinvent Sponsor Z LLC, a Cayman Islands limited liability company (the “Sponsor”), certain former stockholders of Hippo Enterprises Inc., a Delaware corporation (“Hippo”) identified on the signature pages hereto (such stockholders, the “Hippo Holders”), Reid Hoffman, Mark Pincus, Michael Thompson, David Cohen, Byron Auguste, Julie Hanna, Lee Linden and Linda Rottenberg (the “Director Holders”) and Reinvent Capital Fund LP, a Delaware limited partnership (the “Investor Stockholder” and, collectively with the Sponsor, the Hippo Holders, the Director Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company and the Sponsor are party to that certain Registration Rights Agreement, dated as of November 18, 2020 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of March 3, 2021, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, RTPZ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, and Hippo;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Hippo Holders received shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company;

WHEREAS, on the date hereof, the Investor Stockholder, certain Hippo Holders and certain other investors (such other investors, collectively, the “Third Party Investor Stockholders”) purchased an aggregate of 55,000,000 shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreement, each dated as of March 3, 2021, entered into by and between the Company and each of such Investor Stockholders, Hippo Holders and Third Party Investor Stockholders (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor and the Director Holders are Holders in the aggregate of at least a majority-in-interest of the Registrable Securities as of the date hereof; and

WHEREAS, the Company, the Sponsor and the Director Holders desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer, the President or the principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“affiliate” shall mean, with respect to any specified person or entity, any other person or entity which, directly or indirectly, controls, is controlled by, or is under common control with such person or entity.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Change of Control” shall have the meaning given in the Sponsor Agreement.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Competing Registration Rights” shall have the meaning given in Section 5.7.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Director Holders” shall have the meaning given in the Preamble hereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Hippo” shall have the meaning given in the Preamble hereto.

“Hippo Holders” shall have the meaning given in the Preamble hereto.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Investor Shares” shall have the meaning given in the Recitals hereto.

“Investor Stockholder” shall have the meaning given in the Preamble hereto. For the avoidance of doubt, the Registrable Securities held by the Investor Stockholder for the purposes of this Agreement shall include all of the Investor Stockholder’s holdings of Registrable Securities, whether held directly or indirectly.

“Joinder” shall have the meaning given in Section 5.10.

“Lock-up” shall have the meaning given in the Sponsor Agreement.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company, or the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any Investor Shares); (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an affiliate of the Company; (c) any Additional Holder Common Stock; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, amalgamation, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise sold, transferred, disposed of or exchanged, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering or Other Coordinated Offering, reasonable and customary fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Rule 144” shall mean Rule 144 under the Securities Act (or any successor rule then in effect).

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Agreement” shall have the meaning given in the Merger Agreement.

“Sponsor Consent Period” shall mean the period beginning on the date hereof and ending on the date that (a) is one (1) year following (i) the later of (x) the two-year anniversary of the Closing Date, (y) the Third Earnout Achievement Date and (z) the date all Registrable Securities held by the Sponsor are vested and released from Lock-up in accordance with the terms of the Sponsor Agreement, or (b) the Sponsor Holders collectively hold, in the aggregate, less than two percent (2%) of the outstanding shares of Common Stock of the Company.

“Sponsor Holders” shall mean, collectively, the Sponsor, the Sponsor Members, the Director Holders and the Investor Stockholder and any of their Permitted Transferees, including any person or entity to whom the Investor Stockholder transfers or distributes Registrable Securities pursuant to the Subscription Agreement to which such Investor Stockholder is a party.

“Sponsor Managers” shall mean (i) prior to the dissolution of the Sponsor, the managers of the Sponsor and (ii) after the dissolution of the Sponsor, the managers of the Sponsor immediately prior to such dissolution.

“Sponsor Member” shall mean a member of Sponsor who becomes party to this Agreement as a Permitted Transferee of Sponsor.

“Subscription Agreements” shall have the meaning given in the Recitals hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Third Earnout Achievement Date” shall have the meaning given in the Sponsor Agreement.

“Third Party Investor Stockholders” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. Within thirty (30) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the sixtieth (60th) calendar day (or ninetieth (90th) calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the filing date thereof and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the

Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of (i) a Hippo Holder holding at least five percent (5%) of the Registrable Securities or (ii) the Sponsor Managers during the Sponsor Consent Period, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor, the Hippo Holders, the Investor Stockholder and the Director Holders.

2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor, the Investor Stockholder or a Hippo Holder (any of the Sponsor, the Investor Stockholder or a Hippo Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf, including a Block Trade or an Other Coordinated Offering (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $100 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor, the Investor Stockholder and a Hippo Holder may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effectuate any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings with the managing Underwriter or Underwriters and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Underwritten Shelf Offering contemplated by this Section 2.1.4, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in underwritten offerings of securities.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor, the Investor Stockholder or a Hippo Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Investor Stockholder, the Hippo Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor, the Investor Stockholder or a Hippo Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, the Investor Stockholder or such Hippo Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.1.7 Restrictions on Registration Rights. If (a) during the period starting with the date forty-five (45) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested an Underwritten Offering and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board such Registration or Underwritten Offering would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement or such Underwritten Offering at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed or such Underwritten Offering to be conducted, as the case may be, in the near future and that it is therefore essential to defer the filing of such Registration Statement or the Underwritten Offering, as the case may be. In such event, the Company shall have the right to defer such filing or Underwritten Offering for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12)-month period.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (a) filed in connection with any employee stock option or other benefit plan, (b) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, (e) a Block Trade or (f) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their

Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each

Holder that is an executive officer or director agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $100 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that, together with such Holder’s Permitted Transferees, holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be

(a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than sixty (60) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [ ], Attention: [ ], Email: [ ], and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided, that, with respect to the Hippo Holders, the Investor Stockholder and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) each of the Hippo Holders shall be permitted to transfer its rights hereunder as a Hippo Holder to one or more affiliates or any direct or indirect partners, members or equity holders of such Hippo Holder (it being understood that no such transfer shall reduce any rights of such Hippo Holder or such transferees), (y) the Investor Stockholder shall be permitted to transfer its rights hereunder as an Investor Stockholder to one or more affiliates or any direct or indirect partners, members or equity holders of the Investor Stockholder (it being understood that no such transfer shall reduce any rights of the Investor Stockholder or such transferees) and (z) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor, which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to its members (it being understood that no such transfer shall reduce any rights of the Sponsor or such transferees). Upon a transfer by the Sponsor pursuant to subsection (z) to the Sponsor Members, the rights that are personal to the Sponsor shall be exercised by the Sponsor Members only with the consent of the Sponsor Managers.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE), OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE.

5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of (a) the Company, (b) the Holders of a majority of the total Registrable Securities and (c) the Sponsor Managers during the Sponsor Consent Period, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof during the Sponsor Consent Period shall also require the written consent of a majority of the Registrable Securities held by the Sponsor Holders; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Hippo Holder so long as such Hippo Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than (i) the Third Party Investor Stockholders who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of November 18, 2020, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For (a) the duration of the Sponsor Consent Period, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without (1) the prior written consent of the Sponsor Managers, or (2) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and conditions; and (b) so long as a Hippo Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant Competing Registration Rights without (1) the prior written consent of such Hippo Holder, or (2) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions, other than the Subscription Agreements. Further, in the event of a conflict between any other agreement or agreements (including, without limitation, the Subscription Agreements) and this Agreement, the terms of this Agreement shall prevail solely as between or among the parties to this Agreement.

5.8 Term. This Agreement shall terminate on the earlier of (a) the tenth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of (i) the Sponsor Managers (until the termination of the Sponsor Consent Period) and (ii) each Hippo Holder (so long as such Hippo Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Hippo Holdings Inc.
a Delaware corporation

By:
Name:
Title:

HOLDERS:

Reinvent Sponsor Z LLC
a Cayman Islands limited liability company

By:
Name:
Title:

[Entity Hippo Holders]

a [ ]

By:
Name:
Title:

[Individual Hippo Holders]

By:
Name:
Title:

Reinvent Capital Fund LP
a Delaware limited partnership

By:
Name:
Title:

Director Holders

Name: Reid Hoffman

Name: Mark Pincus

Name: Michael Thompson

Name: David Cohen

Name: Byron Auguste

Name: Julie Hanna

Name: Lee Linden

Name: Linda Rottenberg

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [             ], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Hippo Holdings Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as a Holder, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [                    ].

Accordingly, the undersigned has executed and delivered this Joinder as of the                  day of                 , 20    .

Signature of Stockholder

Print Name of Stockholder Its:

Address:

Agreed and Accepted as of

                    , 20

Hippo Holdings Inc.

By:
Name:
Its:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. RTPZ’s amended and restated memorandum and articles of association provided for indemnification of RTPZ’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

RTPZ has entered into agreements with RTPZ’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in RTPZ’s amended and restated memorandum and articles of association. RTPZ has purchased a policy of directors’ and officers’ liability insurance that insures RTPZ’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against RTPZ’s obligations to indemnify RTPZ’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, RTPZ has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules.

(a) Exhibits.

Exhibit	Description

2.1+	Agreement and Plan of Merger, dated as of March 3, 2021 (included as Annex A to this proxy statement/prospectus)

3.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 23, 2020).

3.2	Form of Proposed Certificate of Incorporation (included as Annex B to this proxy statement/prospectus).

3.3	Form of Proposed Bylaws (included as Annex C to this proxy statement/prospectus).

4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-1 filed with the SEC on November 2, 2020).

4.2	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Registrant’s registration statement on Form S-1 filed with the SEC on November 2, 2020).

4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s registration statement on Form S-1 filed with the SEC on November 2, 2020).

4.4	Warrant Agreement, dated November 18, 2020, by and between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 23, 2020).

5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered.*

Exhibit	Description

10.1	Letter Agreement, dated November 18, 2020, by and among the Registrant, its executive officers, its directors and Sponsor (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 23, 2020).

10.2	Investment Management Trust Agreement, dated November 18, 2020, by and between the Registrant and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 23, 2020).

10.3	Registration Rights Agreement, dated November 18, 2020, by and among the Company, Sponsor and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 23, 2020).

10.4	Support Services Agreement, dated November 18, 2020, between the Company and Reinvent Capital LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 23, 2020).

10.5	Sponsor Warrants Purchase Agreement, dated November 18, 2020, by and between the Registrant and Sponsor (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 23, 2020).

10.6	Indemnity Agreement, dated October 15, 2020, between the Company and Reid Hoffman (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 10-K filed with the SEC on March 8, 2021).

10.7	Indemnity Agreement, dated October 15, 2020, between the Company and Mark Pincus (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 10-K filed with the SEC on March 8, 2021).

10.8	Indemnity Agreement, dated October 15, 2020, between the Company and Michael Thompson (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 10-K filed with the SEC on March 8, 2021).

10.9	Indemnity Agreement, dated October 15, 2020, between the Company and David Cohen (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 10-K filed with the SEC on March 8, 2021).

10.10	Indemnity Agreement, dated October 30, 2020, between the Company and Lee Linden (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 10-K filed with the SEC on March 8, 2021

10.11	Indemnity Agreement, dated October 30, 2020, between the Company and Linda Rottenberg (incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 10-K filed with the SEC on March 8, 2021).

10.12	Indemnity Agreement, dated October 30, 2020, between the Company and Julie Hanna (incorporated by reference to Exhibit 10.12 to the Registrant’s Current Report on Form 10-K filed with the SEC on March 8, 2021).

10.13	Indemnity Agreement, dated October 30, 2020, between the Company and Byron Auguste (incorporated by reference to Exhibit 10.13 to the Registrant’s Current Report on Form 10-K filed with the SEC on March 8, 2021).

10.14	Sponsor Support Agreement, dated March 3, 2021, by and among the Sponsor, each officer and director of the Company, the Company, and Hippo (included as Annex F to this proxy statement/prospectus).

Exhibit	Description

10.15	Hippo Support Agreement, dated March 3, 2021, by and among the Company, each officer and director of Hippo and certain stockholders of Hippo (included as Annex G to this proxy statement/prospectus).

10.16	Sponsor Agreement, dated March 3, 2021, by and among the Sponsor, the Company, and Hippo (included as Annex I to this proxy statement/prospectus).

10.17	Form of Registration Rights Agreement by and among Hippo Holdings, the Sponsor and the other holders of Class B ordinary shares, certain former stockholders of Hippo, and Reinvent Capital Fund (included as Annex J to this proxy statement/prospectus).

10.18	Form of Hippo Holdings Inc. 2021 Employee Stock Purchase Plan (included as Annex E to this proxy statement/prospectus).

10.19	Form of Hippo Holdings Inc. 2021 Incentive Award Plan (included as Annex D to this proxy statement/prospectus).

10.20	Form of Amendment to the Warrant Agreement (included as Annex H to this proxy statement/prospectus).

10.21	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 4, 2021).

23.1	Consent of WithumSmith+Brown, PC.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Mazars USA LLP.

23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1 hereto).*

24.1	Power of Attorney (included on signature page to the initial filing of this Registration Statement).

99.1	Form of Proxy Card.*

99.2	Consent of Assaf Wand to be named as a director.

99.3	Consent of Richard McCathron to be named as a director.

99.4	Consent of Sandra Wijnberg to be named as a director.

99.5	Consent of Eric Feder to be named as a director.

99.6	Consent of Noah Knauf to be named as a director.

99.7	Consent of Sam Landman to be named as a director.

99.8	Consent of Hugh Frater to be named as a director.

99.9	Consent of [ ] to be named as a director.*

+

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

*	To be filed by amendment.

Item 22. Undertakings.

1.	The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

(b)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

6.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of New York, State of New York on the 25th day of March, 2021.

REINVENT TECHNOLOGY PARTNERS Z

By:	/s/ Michael Thompson
Name:	Michael Thompson
Title:	Chief Executive Officer, Chief Financial Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Reid Hoffman, Mark Pincus, Michael Thompson and David Cohen, each acting alone, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or and in his or her name, place and stead, in any and all capacities, to sign one or more Registration Statements on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Reinvent Technology Partners Z and to file the same, with any exhibits thereto, with the Securities and Exchange Commission, or any state securities department or any other federal or state agency or governmental authority granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Reid Hoffman Reid Hoffman	Co-Lead Director	March 25, 2021

/s/ Mark Pincus Mark Pincus	Co-Lead Director	March 25, 2021

/s/ Michael Thompson Michael Thompson	Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial and Accounting Officer)	March 25, 2021

/s/ Byron Auguste Byron Auguste	Director	March 25, 2021

/s/ Lee Linden Lee Linden	Director	March 25, 2021

/s/ Linda Rottenberg Linda Rottenberg	Director	March 25, 2021

/s/ Julie Hanna Julie Hanna	Director	March 25, 2021